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                                                 File Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-62510
PROSPECTUS

                       FELCOR LODGING LIMITED PARTNERSHIP

                  COMMON UNITS OF LIMITED PARTNERSHIP INTEREST
            SERIES C PREFERRED UNITS OF LIMITED PARTNERSHIP INTEREST SERIES D PREFERRED UNITS OF LIMITED PARTNERSHIP INTEREST

     This prospectus relates to the issuance by us, FelCor Lodging Limited Partnership, or FelCor Partnership, of units of limited partnership interest to holders of units of limited partnership interest in MeriStar Hospitality Operating Partnership, L.P., or MeriStar Partnership. This issuance will result from the merger of one of our wholly-owned subsidiaries with and into MeriStar Partnership under a merger agreement. After this partnership merger, we will own, either directly or indirectly, all of the interests in MeriStar Partnership. MeriStar Partnership will be renamed "FelCor Hospitality Operating Partnership, L.P."

     The partnership merger is conditioned on the completion of the merger of MeriStar Partnership's general partner, MeriStar Hospitality Corporation, or MeriStar, with and into our general partner, FelCor Lodging Trust Incorporated, or FelCor, under the same merger agreement. The completion of that merger and the partnership merger are subject to satisfaction of a number of conditions, including the approvals of the common stockholders of both FelCor and MeriStar. FelCor and MeriStar have mailed to their common stockholders a joint proxy statement/prospectus to obtain their approval of the merger agreement and the merger. No vote or consent of our limited partners or of the limited partners of MeriStar Partnership is required or being solicited to complete the merger or the partnership merger. Our general partner FelCor and MeriStar Partnership's general partner MeriStar have approved the partnership merger.

     In the partnership merger:

     - each common unit in MeriStar Partnership, other than units held by FelCor and its subsidiaries, will be exchanged for $4.60 in cash and 0.784 of our common units;

     - each Class C preferred unit in MeriStar Partnership will be exchanged for $4.60 in cash and 0.784 of our Series C preferred units;

     - each Class D preferred unit in MeriStar Partnership will be exchanged for one of our Series D preferred units;

     - each profits-only partnership unit in MeriStar Partnership, other than unvested units, will be exchanged for $4.60 in cash and 0.784 of our common units, and any unvested units will be canceled;

     - each common unit in MeriStar held by FelCor and its subsidiaries will remain outstanding; and

     - cash will be paid instead of issuing fractional units.

     There is currently no established trading market for any of our units of limited partnership interest. We do not expect that a trading market for the units will develop following the completion of the merger. Our common units and Series C preferred units issued in the partnership merger will be redeemable by their holders for shares of FelCor common stock or the cash market value of those shares, at the election of FelCor. FelCor's common stock is traded on the New York Stock Exchange under the trading symbol "FCH."

     WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. IF YOU ALSO HOLD SHARES OF MERISTAR COMMON STOCK, PLEASE REFER TO THE JOINT PROXY STATEMENT/PROSPECTUS OF FELCOR AND MERISTAR WITH RESPECT TO THOSE SHARES.

                             ---------------------

      FOR A DISCUSSION OF MATERIAL RISK FACTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 27 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this prospectus is September 12, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................     1
  The Partnerships..........................................     1
  The Partnership Merger....................................     2
  The Merger Agreement......................................    14
  Unaudited Pro Forma Condensed Combined Financial Data.....    20
  Selected Historical Consolidated Financial Information....    22
  Equivalent Per Unit Data..................................    26
Risk Factors................................................    27
A Warning About Forward-looking Statements..................    44
The Combined Partnerships...................................    45
  General...................................................    45
  Relationship with MeriStar Hotels & Resorts...............    46
  Indebtedness, Liquidity and Financial Resources...........    47
  Management................................................    48
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of FelCor Partnership...........    49
  General...................................................    49
  Acquisition of Tenants....................................    50
  Proposed Merger...........................................    51
  Highlights 2001...........................................    52
  Capitalization 2001.......................................    52
  Results of Operations.....................................    53
  Funds from Operations and EBITDA..........................    56
  The Hotels................................................    58
  Renovations, Redevelopments and Rebrandings...............    62
  Liquidity and Capital Resources...........................    63
  Inflation.................................................    66
  Seasonality...............................................    66
  Recently Issued Statements of Financial Accounting
     Standards..............................................    66
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................    67
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of MeriStar Partnership.........    68
  General...................................................    68
  Financial Condition.......................................    69
  Results of Operations.....................................    70
  Liquidity and Capital Resources...........................    73
  Seasonality...............................................    74
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................    75
Business and Properties of FelCor Partnership...............    77
  General...................................................    77
  The Industry..............................................    77
  Business Strategy.........................................    78
  Hotels Held for Sale......................................    79
  Hotel Brands..............................................    80
  Hotel Portfolio...........................................    83
  Management Agreements.....................................    86
  The Leases................................................    87
  Competition...............................................    87
  Environmental Matters.....................................    88
  Tax Status................................................    88
  Employees.................................................    88
  Personnel and Office Sharing Arrangements.................    88
  Legal Proceedings.........................................    89

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
                                                              PAGE
                                                              ----
Business and Properties of MeriStar Partnership.............    90
  General...................................................    90
  Acquisition Strategy......................................    90
  The Intercompany Agreement................................    91
  Competition...............................................    92
  Employees.................................................    92
  Franchises................................................    92
  Governmental Regulation...................................    93
  Properties................................................    94
  Legal Proceedings.........................................    99
Management of FelCor Partnership Following the Partnership
  Merger....................................................   100
  Directors and Executive Officers..........................   100
  Executive Compensation....................................   104
  Compensation Committee Interlocks.........................   106
  Director Compensation.....................................   106
Certain Relationships and Related Transactions..............   107
  Relationships and Transactions with Former Lessees........   107
  Sharing of Offices and Employees..........................   108
  Transactions Resulting from the Merger....................   108
Security Ownership of Principal Unitholders and
  Management................................................   109
  Security Ownership of Principal Unitholders and
     Management.............................................   109
  Security Ownership of FelCor by Management................   110
  Security Ownership of MeriStar Partnership by Principal
     Unitholders............................................   112
  Security Ownership of MeriStar Principal Stockholders and
     Management.............................................   112
The Mergers.................................................   114
  Background of the Merger and Partnership Merger...........   114
  FelCor's Reasons for the Merger; Approval by FelCor
     Board..................................................   117
  Opinions of FelCor's Financial Advisors...................   119
  MeriStar's Reasons for the Merger; Approval by MeriStar
     Board..................................................   132
  Opinion of MeriStar's Financial Advisor...................   134
  Interests of Certain Persons in the Merger and Partnership
     Merger.................................................   140
  Regulatory Approvals......................................   142
  Accounting Treatment......................................   142
  Restrictions on Resales by Affiliates.....................   142
  No Appraisal Rights.......................................   143
The Merger Agreement........................................   144
  General...................................................   144
  Treatment of MeriStar Partnership Units in the Partnership
     Merger.................................................   144
  Treatment of MeriStar Common Stock and FelCor Stock in the
     Merger.................................................   145
  Contributions by FelCor...................................   145
  Indebtedness to Fund Cash Consideration and Bottom
     Guarantees.............................................   145
  Issuance of Our Units and Payment of Cash Consideration...   146
  Distributions Prior to Closing............................   146
  Representations and Warranties............................   147
  Treatment of MeriStar Employees, Stock Options and Other
     Benefit Plans..........................................   148
  Certain Covenants.........................................   148
  Conditions to the Merger..................................   153
  Termination of the Merger Agreement.......................   155
  Expenses and Termination Fees.............................   156
Comparative Distribution Information........................   157
Comparative Per Share Market Prices and Dividend
  Information...............................................   159
  Market Information........................................   159
  Dividend Information......................................   159
Unaudited Pro Forma Combined Financial Information..........   161

                                       iii
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
                                                              PAGE
                                                              ----
  Pro Forma Combined Statements of Operations...............   161
Description of the Partnership Agreement and Units of FelCor
  Partnership...............................................   179
  Management................................................   179
  Transferability of Interests..............................   179
  Capital Contributions.....................................   179
  Operations................................................   179
  Term......................................................   180
  Capitalization............................................   180
  Issuance of Partnership Interests.........................   180
  Outstanding Units of FelCor Partnership...................   180
  New Series C and D Preferred Units........................   183
  Indemnification...........................................   185
Comparison of Unitholder Rights.............................   186
  Issuance of Additional Partnership Interests..............   186
  Distributions.............................................   187
  Redemption................................................   188
  Transfers.................................................   189
  Amendment of the Partnership Agreements...................   190
  Sale of Substantially All of the Partnership Assets.......   191
  Meetings..................................................   191
United States Federal Income Tax Considerations.............   192
  Overview..................................................   192
  Tax Status of FelCor Partnership and MeriStar
     Partnership............................................   193
  Tax Consequences of the Partnership Merger to MeriStar
     Partnership Unitholders................................   194
  Tax Consequences of the Partnership Merger to FelCor
     Partnership and MeriStar Partnership...................   203
  Effect of Subsequent Events on Holders of FelCor
     Partnership Units......................................   203
  Tax Consequences of Ownership of FelCor Partnership Units
     After the Partnership Merger...........................   205
Description of FelCor Capital Stock.........................   212
Comparison of Stockholder Rights............................   218
Legal Matters...............................................   219
Experts.....................................................   220
Where Can You Find More Information.........................   220
What Information You Should Rely On.........................   221
Index to Financial Statements...............................   F-1
Appendix A -- Agreement and Plan of Merger, as amended
Appendix B -- Opinion of Deutsche Banc Alex. Brown Inc.
Appendix C -- Opinion of J.P. Morgan Securities Inc.
Appendix D -- Opinion of Salomon Smith Barney Inc.

     This prospectus contains registered trademarks and servicemarks owned or licensed by companies other than MeriStar Partnership or us, including but not limited to Best Western(R), Bristol House(R), Courtyard by Marriott(R), Crowne Plaza(R), Disney(R), Doral(R), Doubletree(R), Doubletree Guest Suites(R), Embassy Suites(R), Fairfield Inn(R), Four Points by Sheraton(R), Hampton Inn(R), Hampton Inn & Suites(R), Harvey Hotel(R), Hilton(R), Hilton HHonors(R), Holiday Inn(R), Holiday Inn Express(R), Holiday Inn Select(R), Homewood Suites(R) by Hilton, Howard Johnson(R), Inter-Continental(R), Marriott(R), Radisson(R), Ramada(R), Renaissance(R), Sheraton(R), Sheraton Suites(R), Six Continents(TM), Walt Disney World(R), Westin(R) and Wyndham(R).

                                        iv
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                                    SUMMARY

     This summary highlights selected information from this prospectus. This summary does not contain all of the information that may be important to you. We encourage you to carefully read this entire prospectus and the documents to which we refer you. Unless otherwise specified, references to "we," "us" or "our" refer to FelCor Lodging Limited Partnership, and references to "MeriStar Partnership" refer to MeriStar Hospitality Operating Partnership, L.P. "On a pro forma basis" refers to the pro forma adjustments set forth in the "Unaudited Pro Forma Combined Financial Information" beginning on page 161 of this prospectus. For more information about us, see "Where You Can Find More Information" beginning on page 220. Some items in this summary refer to the pages where that subject is discussed more fully.

                                THE PARTNERSHIPS

FELCOR LODGING LIMITED PARTNERSHIP
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062
Telephone: (972) 444-4900

     FelCor Lodging Limited Partnership, a Delaware limited partnership, principally is engaged in acquiring, owning, and leasing hotels and, on June 30, 2001, had ownership interests in 185 hotels in the United States and Canada, with nearly 50,000 rooms and suites. Of these hotels, we own a 100% interest in 152 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in entities owning two hotels and a 50% interest in separate entities owning 24 hotels. Fifteen of our hotels have been designated as held for sale. We own the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently-owned Doubletree-branded hotels in the world. The controlling interest in us is owned by FelCor Lodging Trust Incorporated, our sole general partner. FelCor is one of the nation's largest hotel real estate investment trusts and owns substantially all of its assets and conducts all of its operations through us.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
1010 Wisconsin Avenue, N.W.
Washington, D.C. 20007
Telephone: (202) 965-4455

     MeriStar Hospitality Operating Partnership, L.P., a Delaware limited partnership, owns a portfolio of primarily upscale, full-service hotels, diversified geographically as well as by franchise and brand affiliations, in the United States and Canada. MeriStar Partnership is the operating partnership of MeriStar Hospitality Corporation, a real estate investment trust, which operates all of its business through MeriStar Partnership. MeriStar is the sole general partner of, and controls, MeriStar Partnership. As of June 30, 2001, MeriStar Partnership owned 113 hotels with 28,877 rooms. The hotels are located in major metropolitan areas or rapidly growing secondary markets and are well located within these markets. A majority of the hotels are operated under nationally recognized brand names such as Hilton, Sheraton, Westin, Marriott, Radisson, Doubletree and Embassy Suites.

THE COMBINED PARTNERSHIPS

     Following the partnership merger, on a consolidated basis, we and our new subsidiary, MeriStar Partnership, which will be renamed FelCor Hospitality Operating Partnership, L.P., will have ownership interests in 298 hotels and approximately 78,000 rooms located in 39 states and Canada. Based on the per share closing price of FelCor's common stock on August 30, 2001, the latest practicable date before the mailing of this prospectus, FelCor, on a consolidated basis subsequent to the merger and partnership merger, is expected to have an equity market capitalization of approximately $1.6 billion, with total debt of approximately $3.4 billion. After the partnership merger, we will have geographic concentrations in Texas with 54 hotels, Florida with 37 hotels and California with 32 hotels.

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                             THE PARTNERSHIP MERGER

GENERAL

     This prospectus relates to the issuance of our units of limited partnership interest to the unitholders of MeriStar Partnership as a result of the merger of our wholly-owned subsidiary with and into MeriStar Partnership. MeriStar Partnership will survive the partnership merger as one of our subsidiaries. After the partnership merger, we will own all of the interests in MeriStar Partnership, either directly or through intervening subsidiaries.

     The partnership merger is governed by a merger agreement among FelCor, MeriStar, MeriStar Partnership and us, a copy of which is attached as Appendix A to this prospectus. We urge you to read carefully the merger agreement.

     The partnership merger is conditioned on the completion of the merger of MeriStar with and into FelCor under the merger agreement. The completion of that merger and the partnership merger are subject to satisfaction of a number of conditions, including the approvals of the common stockholders of both FelCor and MeriStar. The boards of directors of FelCor and MeriStar have approved and recommended the merger agreement and the merger for adoption by the common stockholders of FelCor and MeriStar. They have also caused MeriStar and FelCor, acting as general partners of MeriStar Partnership and us, to approve the partnership merger. No vote or approval of our limited partners or the limited partners of MeriStar Partnership is required or being solicited to complete the partnership merger.

     FelCor and MeriStar have mailed to their respective common stockholders a joint proxy statement/ prospectus to obtain their approval of the merger agreement and the merger.

DETERMINATION OF PARTNERSHIP MERGER CONSIDERATION

     The terms of the partnership merger, including the partnership merger consideration, were determined through an arms length negotiation. The parties determined that the partnership merger consideration receivable by MeriStar unitholders, because of their rights to exchange their units for shares of MeriStar common stock, should parallel the merger consideration receivable by MeriStar stockholders in the merger. The aggregate merger consideration per share of MeriStar common stock was determined by representatives of FelCor and MeriStar to be approximately 98% of a share of FelCor common stock, in arms length negotiations based upon various pricing models, with particular emphasis being placed on the relative contributions of FelCor and MeriStar to the combined company's funds from operations and earnings before interest, taxes, depreciation and amortization and taking into account MeriStar's higher debt leverage. The allocation of the merger consideration between cash and stock was determined to be 20% cash and 80% stock as the result of a compromise between MeriStar's desire for a significant cash payment and FelCor's desire to limit the amount of the additional leverage to be incurred by it as a result of the merger. The $4.60 per share cash component was determined based on the application of the agreed upon percentages to the then current market price of FelCor's common stock. The 0.784 exchange ratio for the stock component of the merger consideration resulted from multiplying 80% times the 98% of a share of FelCor common stock determined to be the per share value of the aggregate merger consideration.

WHAT MERISTAR UNITHOLDERS WILL RECEIVE (SEE PAGE 144)

     In the partnership merger:

     - each common unit in MeriStar Partnership, other than units held by FelCor and its subsidiaries, will be exchanged for $4.60 in cash and 0.784 of our common units;

     - each Class C preferred unit in MeriStar Partnership will be exchanged for $4.60 in cash and 0.784 of our Series C preferred units;

     - each Class D preferred unit in MeriStar Partnership will be exchanged for one of our Series D preferred units;

     - each profits-only partnership unit in MeriStar Partnership, other than unvested units, will be exchanged for $4.60 in cash and 0.784 of our common units, and any unvested units will be cancelled;

     - each common unit in MeriStar held by FelCor and its subsidiaries will remain outstanding; and

     - cash will be paid instead of issuing fractional units.

     There is currently no established trading market for any of our units of limited partnership. We do not expect that a trading market for the units will develop following the completion of the merger. Our limited partnership agreement prohibits transfers of our units of limited partnership interest without the consent of FelCor, our general partner.

SUMMARY OF THE TERMS OF OUR UNITS (SEE PAGE 179)

     Following the partnership merger, we will be governed by our Second Amended and Restated Agreement of Limited Partnership.

COMMON UNITS

Units to be Issued..................     2,763,889 of our common units of
                                         limited partnership interest will be
                                         issued in the partnership merger.

Cash Distributions..................     Holders of common units will be
                                         entitled to receive distributions in an
                                         amount per unit equal to the cash
                                         dividends paid per share of FelCor
                                         common stock. We will pay these
                                         distributions simultaneously with
                                         dividends on FelCor common stock. Our
                                         current quarterly distribution rate is
                                         $0.55 per common unit. On a pro forma
                                         combined equivalent basis, disregarding
                                         the cash portion of the merger
                                         consideration of $4.60 per MeriStar
                                         unit, this rate would equal $0.43 for
                                         each 0.784 of our common units issued
                                         in the partnership merger in exchange
                                         for an outstanding common unit of
                                         MeriStar Partnership. MeriStar
                                         Partnership's current quarterly
                                         distribution rate is $0.505 per common
                                         unit.

Optional Redemption.................     Holders of common units will be
                                         entitled to have us redeem each common
                                         unit issued to them in the partnership
                                         merger for an amount of cash equal to
                                         the then average market price of a
                                         share of FelCor common stock, or, at
                                         FelCor's option, one share of FelCor
                                         common stock.

Voting Rights.......................     Management authority is vested in
                                         FelCor, the sole general partner. The
                                         holders of common units will only be
                                         entitled to vote under limited
                                         circumstances.

SERIES C PREFERRED UNITS

Units to be Issued..................     755,954 of our Series C preferred units
                                         of limited partnership interest.

Cash Distributions..................     As is the case with current holders of
                                         MeriStar Partnership Class C units,
                                         holders of Series C preferred units
                                         will be entitled to receive a quarterly
                                         non-cumulative preferred distribution
                                         equal to $0.5575 per unit until the
                                         distribution rate on our common units
                                         exceeds $0.5575 per unit. On a pro
                                         forma combined equivalent basis,
                                         disregarding the cash portion of the
                                         merger consideration of $4.60 per
                                         MeriStar unit, this distribution rate
                                         would equal $0.437 for each 0.784 of
                                         our Series C preferred units issued in
                                         the partnership merger in exchange for
                                         an outstanding Class C unit of MeriStar
                                         Partnership.

Liquidation Preference..............     Holders of Series C preferred units
                                         will not be entitled to preferred
                                         distributions upon our liquidation,
                                         dissolution or winding-up.

Optional Redemption.................     Holders of Series C preferred units
                                         will be entitled to have us redeem each
                                         Series C preferred unit issued to them
                                         in the partnership merger for an amount
                                         of cash equal to the then average
                                         market price of a share of FelCor
                                         common stock, or, at FelCor's option,
                                         for one share of FelCor common stock.

Automatic Conversion................     Once the dividend rate on our common
                                         units exceeds $0.5575 per unit, the
                                         Series C preferred units will
                                         automatically convert into common units
                                         on a one-for-one basis.

Voting Rights.......................     Management authority is vested in
                                         FelCor, the sole general partner. The
                                         holders of Series C preferred units
                                         will only be entitled to vote under
                                         limited circumstances.

SERIES D PREFERRED UNITS

Units to be Issued..................     392,157 of our Series D preferred units
                                         of limited partnership interest.

Cash Distributions..................     Holders of the Series D preferred units
                                         will be entitled to a 6.5% cumulative
                                         annual preferred return on $22.16 per
                                         unit, compounded quarterly to the
                                         extent not paid on a current basis. On
                                         a pro forma basis, this quarterly
                                         distribution rate of $0.3601 per unit
                                         would be the same as that for a
                                         currently outstanding Class D unit of
                                         MeriStar Partnership.

Liquidation Preference..............     Holders of Series D preferred units
                                         will not be entitled to preferred
                                         distributions upon our liquidation,
                                         dissolution or winding-up.

Mandatory Redemption................     We may redeem each Series D preferred
                                         unit at any time at a price of $22.16
                                         in cash or, at our option, for $22.16
                                         worth of FelCor common stock.

Optional Redemption.................     Holders of Series D preferred units
                                         have the option to require us to redeem
                                         each Series D preferred unit
                                         at any time after April 1, 2004 at a
                                         price of $22.16 in cash or, at the
                                         holder's option, for $22.16 worth of
                                         FelCor common stock.

Voting Rights.......................     Management authority is vested in
                                         FelCor, the sole general partner. The
                                         holders of Series D preferred units
                                         will only be entitled to vote under
                                         limited circumstances.

APPROVAL BY FELCOR BOARD (SEE PAGE 117)

     As the general partner, FelCor believes that the merger and partnership merger are in the best interests of FelCor, us and the respective security holders of FelCor and us. The FelCor board of directors has approved the merger agreement and the merger and has directed FelCor, in its capacity as our general partner, to approve the partnership merger. The FelCor board of directors has recommended that FelCor common stockholders approve the merger agreement and the merger at the FelCor special stockholders meeting called for October 11, 2001.

FELCOR'S REASONS FOR THE MERGER (SEE PAGE 117)

     In determining to approve and recommend to FelCor stockholders the merger agreement and the merger, the FelCor board considered the terms of the merger agreement, the historical and prospective information concerning FelCor's and MeriStar's businesses, operations and financial performance, including FelCor's debt service, financial obligations, and earnings prospects, and considered, among other factors, the following potentially positive material factors resulting from or relating to the mergers:

     - the increase in the geographic diversity of FelCor's hotels among regions, the increase in revenue base and room count in key markets, including East Coast markets, and the reduction of FelCor's dependence on Texas;

     - the increase in FelCor's hotel brand diversity;

     - the expansion of FelCor's focus on the upscale and full service business segments of the hotel industry;

     - annual cost savings of approximately $5 million through net decreases in corporate payroll, the closing and subletting of the MeriStar offices in Washington, D.C. and the elimination of other duplicate overhead costs;

     - improved hotel-level operations through active asset management across a larger number of hotel rooms;

     - enhancement and expansion of relationships with hotel brand owners;

     - the fixed, non-adjustable amount of cash payable in the merger, which reduces the number of shares to be issued in the merger at current market prices, may benefit FelCor stockholders in the future;

     - results of both a due diligence review of MeriStar and its assets, and FelCor's management's assessment of the overall quality of MeriStar's hotels;

     - letters from the rating agencies indicating that, based upon the information provided to them regarding the proposed merger and FelCor's financing plans and subject to customary qualifications, they would affirm FelCor's existing public debt ratings with a stable outlook; and

     - opinions of FelCor's financial advisors that the consideration to be paid to MeriStar common stockholders by FelCor under the merger agreement is fair to FelCor.

     The FelCor board of directors also considered the following potentially negative material factors in connection with its determination:

     - the debt of the combined company, on a pro forma basis at March 31, 2001, as a percentage of investment in hotel assets was 50%, which was greater than FelCor's corresponding historical leverage at March 31, 2001, of 39.7%;

     - the combined company's continued concentration of hotels in some markets, including California, Florida and Texas, which were expected to represent approximately 18.1%, 16.2% and 15.4% of the combined company's pro forma revenues for the twelve months ended March 31, 2001;

     - limits on future capital plans, share repurchases and asset acquisitions which may be necessary to enable FelCor to reduce its indebtedness, as a percentage of investment in hotel assets, to pre-merger levels;

     - financing risks associated with the assumption of an aggregate of $877.8 million of MeriStar debt, including $377.8 million in mortgage debt and $500.0 million in MeriStar senior notes as of March 31, 2001;

     - refinancing risks associated with the satisfaction of an aggregate of $801.3 million of MeriStar debt, including the repayment of $442.0 million outstanding at March 31, 2001 under MeriStar's revolving credit facilities, and the purchase of $154.3 million in MeriStar convertible subordinated notes and $205.0 million in MeriStar subordinated notes;

     - the significant cost, estimated at $59 million, involved in completing the merger and related financings as well as the diversion of management time and effort;

     - the limitation, resulting from MeriStar's existing agreements, on the ability of the combined company to use a hotel manager other than MeriStar Hotels & Resorts to manage any hotels not managed by hotel brand owners;

     - the potential conflicts of interest which may arise from the continuing contractual relationships with, and the payment of management and termination fees to, MeriStar Hotels & Resorts, of which Paul W. Whetsell will continue to serve as Chief Executive Officer and a director and of which Steven D. Jorns will continue to serve as a director;

     - the risk that some of the anticipated benefits of the merger may not be realized due to changes in the hotel market in general and potential difficulties or costs in integrating the two companies; and

     - the risk that termination fees and expenses totaling up to $40 million may be payable by FelCor under some circumstances.

APPROVAL BY MERISTAR BOARD (SEE PAGE 132)

     As the general partner, MeriStar believes that the merger and partnership merger are in the best interests of MeriStar, MeriStar Partnership and their respective security holders. The MeriStar board of directors has approved the merger agreement and the merger and has directed MeriStar, in its capacity as the general partner of MeriStar Partnership, to approve the partnership merger. The MeriStar board of directors has recommended that MeriStar common stockholders approve the merger agreement and the merger at the MeriStar special stockholders meeting called for October 11, 2001.

MERISTAR'S REASONS FOR THE MERGER (SEE PAGE 132)

     In making its determination with respect to the merger agreement and the merger, the MeriStar board of directors considered the entirety of the terms of the merger agreement. In addition, the MeriStar

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

board of directors considered the following potentially positive material factors in connection with its determination:

     - that the combined company would be the largest hospitality REIT in terms of number of hotels and number of rooms;

     - the enhanced visibility of the combined company to investors in the hospitality REIT sector due to a more diversified asset portfolio, expanded stockholder base and increased public float;

     - the merger consideration payable to MeriStar common stockholders, which represented a premium of 9% over the average closing price of MeriStar common stock during the 20 trading days prior to May 9, 2001, the date of the merger agreement, and a premium of 12% over the average closing price of MeriStar common stock during the 20 trading days prior to April 16, 2001, the date of the first MeriStar board meeting relating to the merger;

     - the combined company's potentially increased bargaining power in negotiations with suppliers;

     - the combined company's potentially enhanced negotiating power with existing hotel brand owners;

     - the opportunity for revenue growth due to a larger pool of assets;

     - potentially improved access to additional financing because of the larger size of the combined company;

     - the treatment under the merger agreement of MeriStar employees who are not retained by FelCor;

     - the relationship between the combined company and MeriStar Hotels & Resorts, Inc., the current manager of 109 of MeriStar's hotels;

     - anticipated annual savings of approximately $5 million in general and administrative expenses from reductions in personnel, closing and subletting MeriStar's corporate offices and the elimination of other duplicate overhead costs; and

     - the opinion to the MeriStar board dated May 9, 2001 of Salomon Smith Barney Inc., MeriStar's financial advisor, as to the fairness, from a financial point of view and as of that date, of the merger consideration to be received by the MeriStar common stockholders.

     The MeriStar board of directors also considered the following potentially negative material factors in connection with its determination:

     - the inherent risks involved in integrating two companies the size of MeriStar and FelCor;

     - the negative effect on funds from operations of the combined company caused by the increase in interest expense resulting from the debt financing of the cash consideration to be paid in the mergers and the related transaction costs;

     - the combined company's continued concentration of hotels in some markets, including California, Florida and Texas, which were expected to represent approximately 18.1%, 16.2%, and 15.4% of the combined company's revenues; and

     - the need for FelCor to hire a qualified chief financial officer.

VOTES OF FELCOR AND MERISTAR STOCKHOLDERS REQUIRED FOR APPROVAL

     FelCor Stockholders. Approval of the merger agreement and the merger, including the election of two new directors to FelCor's board of directors, requires the affirmative vote of the holders of at least a majority of the votes entitled to be cast at the FelCor special meeting of stockholders. A total of 2,333,448 shares of FelCor common stock, or 4.4% of the shares of FelCor common stock entitled to vote at the FelCor special meeting, were held as of August 24, 2001, by FelCor directors, executive officers and their affiliates. The vote of FelCor preferred stockholders is not required for approval of the merger agreement or the merger.

     MeriStar Stockholders. Approval of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the votes entitled to be cast at the MeriStar special meeting of stockholders. A total of 3,624,228 shares of MeriStar common stock, or 7.7% of the shares of MeriStar common stock entitled to vote at the MeriStar special meeting, were held as of August 24, 2001, by MeriStar directors, executive officers and their affiliates.

OPINIONS OF FINANCIAL ADVISORS

  FelCor (see page 119)

     In deciding to approve the merger agreement and the merger, the FelCor board considered the oral opinions, delivered May 9, 2001, of its financial advisors, Deutsche Banc Alex. Brown Inc., or DBAB, and J.P. Morgan Securities Inc., or JPMorgan, that, as of that date, the consideration to be paid to MeriStar common stockholders by FelCor under the merger agreement was fair, from a financial point of view, to FelCor. These opinions were confirmed in writing on May 9, 2001. Under the terms of its engagement, FelCor has agreed to pay DBAB for its financial advisory services in connection with the merger an aggregate of $5.0 million, $3.75 million of which is contingent upon the closing of the merger. JPMorgan will receive $1.0 million for its financial advisory services in connection with the merger, of which $500,000 is contingent upon the closing of the merger. DBAB has received or will receive an aggregate of approximately $7.0 million to $10.5 million and JPMorgan has received or will receive an aggregate of approximately $5.0 million to $7.0 million in fees for their services in connection with financing transactions relating to the merger that have been closed or committed to prior to the date of this prospectus. The DBAB and JPMorgan opinions, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DBAB and JPMorgan in connection with their opinions, are attached as Appendices B and C, respectively, to this document. Neither of these firms conducted or received any independent evaluations or appraisals of the properties, assets or liabilities, contingent or otherwise, of FelCor, MeriStar, FelCor Partnership or MeriStar Partnership in connection with the preparation of their opinions. DBAB'S AND JPMORGAN'S OPINIONS ARE ADDRESSED TO THE FELCOR BOARD AND ADDRESS ONLY THE FAIRNESS TO FELCOR, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE PAID TO MERISTAR COMMON STOCKHOLDERS BY FELCOR. NEITHER OPINION ADDRESSES ANY ASPECT OF THE PARTNERSHIP MERGER OR CONSTITUTES A RECOMMENDATION TO ANY UNITHOLDER OF MERISTAR PARTNERSHIP OR US OR ANY STOCKHOLDER OF FELCOR OR MERISTAR WITH RESPECT TO ANY MATTERS RELATING TO THE PROPOSED TRANSACTIONS. THEIR OPINIONS SHOULD NOT BE RELIED UPON BY MERISTAR PARTNERSHIP OR FELCOR PARTNERSHIP UNITHOLDERS WITH RESPECT TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THOSE UNITHOLDERS.

  MeriStar (see page 134)

     In connection with the proposed merger, the MeriStar board received a written opinion dated May 9, 2001 from MeriStar's financial advisor, Salomon Smith Barney, as to the fairness, from a financial point of view, of the merger consideration to be received by the MeriStar common stockholders. Under the terms of its engagement, MeriStar has agreed to pay Salomon Smith Barney for its financial advisory services an aggregate fee of $6.0 million, $4.5 million of which is contingent upon completion of the merger. The full text of Salomon Smith Barney's written opinion dated May 9, 2001, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this prospectus as Appendix D. Salomon Smith Barney did not conduct or receive any independent evaluation or appraisal of the properties, assets or liabilities, contingent or otherwise, of MeriStar, FelCor, MeriStar Partnership or FelCor Partnership in connection with the preparation of its opinion. SALOMON SMITH BARNEY'S OPINION IS ADDRESSED TO THE MERISTAR BOARD, DOES NOT ADDRESS ANY ASPECT OF THE PARTNERSHIP MERGER OR THE PARTNERSHIP MERGER CONSIDERATION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY UNITHOLDER OF MERISTAR PARTNERSHIP OR US OR STOCKHOLDER OF MERISTAR OR FELCOR WITH RESPECT TO ANY MATTERS RELATING TO THE PROPOSED TRANSACTIONS. SALOMON SMITH BARNEY'S OPINION SHOULD NOT BE RELIED UPON BY MERISTAR PARTNERSHIP OR FELCOR PARTNERSHIP UNITHOLDERS WITH RESPECT TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THOSE UNITHOLDERS.

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

INTERESTS OF CERTAIN PERSONS IN THE MERGER AND THE PARTNERSHIP MERGER (SEE PAGE
140)

     Some FelCor and MeriStar executive officers and directors, because they will receive material benefits as a result of the merger and partnership merger that are not available to unitholders in MeriStar Partnership, may have interests in the merger and partnership merger that may be different from, or in addition to, your own.

     - Paul W. Whetsell, the current Chairman, Chief Executive Officer and a director of MeriStar, and Steven D. Jorns, the current Vice Chairman and a director of MeriStar, will become directors of FelCor.

     - Bruce G. Wiles, the current President, Chief Investment Officer and a director of MeriStar, has been offered employment by FelCor.

     - We will be obligated to make severance payments totaling approximately $1,024,000, $405,000, $900,000 and $986,000, to Paul Whetsell, Steven
       Jorns, John Emery and Bruce Wiles, under their employment contracts, which require these payments upon their resignation or termination in connection with MeriStar's change of control arising from the merger. In addition, we will be obligated to pay $1,368,000 and $800,000 to Messrs. Whetsell and Emery, respectively, in consideration of their entering into a one year covenant not to take comparable positions at another hotel REIT. Finally, we will be obligated to make tax reimbursement payments to Messrs. Whetsell, Emery and Wiles in the event any amounts they receive are subject to an excise tax under Section 4999 of the Internal Revenue Code, which taxes some payments that are contingent on a change of control within the meaning of Section 280G of the Internal Revenue Code. Although the parties currently expect the tax reimbursement obligations of FelCor to be limited to approximately $500,000, the issues relating to the determination of those liabilities are complex and subject to varied interpretations. Depending on the amount, if any, of the payments to be received by these individuals that are ultimately determined to be subject to the excise tax, FelCor's reimbursement obligations could be as much as $6.0 million to Mr. Whetsell, $3.8 million to Mr. Emery and $550,000 to Mr. Wiles.

     - We expect to make severance payments to approximately 40 other legal, administrative, accounting and clerical employees of MeriStar, totalling approximately $2 million, because we do not intend to employ them after the merger and partnership merger. None of these employees is an executive officer of MeriStar or entitled to tax reimbursements.

     - Any unvested restricted stock and options held by officers and directors of MeriStar will vest as a result of the merger. Mr. Whetsell owns 125,000 unvested shares of restricted stock and unvested options to purchase 284,580 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $3.4 million. Mr. Emery owns 67,334 unvested shares of restricted stock and unvested options to purchase 156,978 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $2.0 million. Mr. Jorns owns unvested options to purchase 8,333 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $11,300. Mr. Wiles owns 50,667 unvested shares of restricted stock and unvested options to purchase 116,666 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $1.6 million. Mr. Wiles will be required to waive the accelerated vesting of these options if he accepts employment with us. All of the values expressed in this paragraph are based on the closing price of $21.45 per share of MeriStar common stock on May 9, 2001. Option values are based on the difference between that closing price per share and the exercise price per share, if positive.

     - Each of the profits-only units in MeriStar Partnership of Messrs. Whetsell and Emery will vest and be exchanged for $4.60 in cash and 0.784 of a common unit in us as a result of the partnership merger. Mr. Whetsell owns 342,917 unvested profits-only units in MeriStar Partnership, all of which will vest as a result of the merger, with an aggregate value of approximately $7.5 million.

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

       Mr. Emery owns 221,459 unvested profits-only units in MeriStar Partnership, all of which will vest as a result of the merger, with an aggregate value of approximately $4.9 million. Because each of our common units is redeemable for a share of FelCor common stock, the value of each profits-only unit is based on 0.784 times the closing price of $22.10 per share of FelCor common stock on May 9, 2001, plus $4.60. Other officers and directors of MeriStar collectively own 125,000 profits-only units that will also be exchanged for cash and common units in FelCor Partnership, but their unvested profits-only units will be canceled.

     - Thomas J. Corcoran, Jr., President, Chief Executive Officer and a director of FelCor, Richard O. Jacobson, a director of FelCor, and Thomas
       L. Wiese, a Vice President of FelCor, collectively own 93,160 common units in MeriStar Partnership, with an aggregate value of approximately $2.0 million. Because each MeriStar Partnership common unit is exchangeable for one share of MeriStar common stock, the aggregate value of these holdings is based on the closing price of $21.45 per share of MeriStar common stock on May 9, 2001.

     - From and after the effective time of the merger, FelCor will indemnify the present and former directors and officers of MeriStar and maintain directors' and officers' liability insurance for these individuals for six years after the effective time of the merger.

INDEBTEDNESS TO FUND CASH CONSIDERATION AND BOTTOM GUARANTEES (SEE PAGE 145)

     In connection with the partnership merger, we will incur debt to pay the cash consideration due to MeriStar Partnership unitholders. We will pay, subject to and in accordance with the procedures described below under "Issuance of Our Units and Payment of Cash Consideration" the cash amounts to the recipients within 90 days of incurring or increasing that debt and will segregate the proceeds of the debt that are used to pay the cash amounts so that the proceeds are allocable to the cash amounts for federal income tax purposes.

     In connection with the incurrence or increase of our debt, we will provide to each MeriStar Partnership unitholder who is entitled to receive cash consideration in the partnership merger the opportunity, prior to the closing of the partnership merger, to agree to reimburse FelCor with respect to a portion of our debt incurred to fund the cash consideration payable to MeriStar Partnership unitholders up to the amount of cash to which the MeriStar Partnership unitholder is entitled. If a MeriStar Partnership unitholder elects to agree to reimburse FelCor with respect to a portion of the debt by executing and returning to us the form of reimbursement agreement that we will provide to the unitholder prior to the partnership merger closing, we will agree to maintain the portion of the debt agreed to be reimbursed until the earlier of five years following the closing of the partnership merger or the date on which the unitholder has redeemed or otherwise disposed of all of our units received by the unitholder in the partnership merger. We also will agree not to assign, distribute or otherwise dispose of the former MeriStar Partnership unitholder's MeriStar Partnership units in a taxable transaction, which will not include any transaction involving a non-taxable merger, consolidation or other reorganization of MeriStar Partnership or us or a liquidation of MeriStar Partnership, until the earlier of five years after the closing of the partnership merger and the date on which the MeriStar Partnership unitholder no longer owns at least 50% of our units issued to him in the partnership merger.

ISSUANCE OF OUR UNITS AND PAYMENT OF CASH CONSIDERATION (SEE PAGE 146)

     Under the merger agreement, MeriStar Partnership unitholders must sign ratification and joinder agreements as a condition to receiving the unit certificates and cash consideration to be paid or issued by us to them in the partnership merger. We will mail these agreements to record holders of MeriStar Partnership units promptly after the effectiveness of the partnership merger. In these agreements, the MeriStar Partnership unitholders:

     - ratify and agree to be bound by our amended and restated partnership agreement, which becomes effective upon completion of the partnership merger;

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

     - are admitted as our limited partners with respect to the units which they are entitled to receive because of the partnership merger; and

     - waive any rights they have under their exchange rights agreements with MeriStar and MeriStar Partnership.

Upon our receipt of a properly signed ratification and joinder agreement, together with other customary documents as we may require from a MeriStar unitholder, we will send to the unitholder a certificate representing the whole number of units and any cash payments which the unitholder is entitled to receive as a result of the partnership merger.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 192)

     A holder of common units, Class C preferred units or profits-only partnership units in MeriStar Partnership, who will receive both our units and cash consideration in the partnership merger, generally will not recognize taxable gain or loss at the time of the partnership merger, except to the extent that:

     - the exchange of MeriStar Partnership units for our units and cash is characterized as a sale of a portion of the unitholder's MeriStar Partnership units based on the receipt of cash consideration in the exchange; or

     - the sum of the cash consideration received by the unitholder, other than cash consideration that is counted as proceeds of a taxable sale of a portion of the unitholder's MeriStar Partnership units, and any net reduction of its share of partnership liabilities exceeds the tax basis that otherwise would be carried over to our units received in the partnership merger.

A holder of Class D preferred units in MeriStar Partnership, who will receive only our Series D preferred units in the partnership merger, generally will not recognize taxable gain or loss at the time of the partnership merger.

     Whether and to what extent a holder of MeriStar Partnership common units, Class C preferred units, or profits-only partnership units will recognize taxable gain or loss in connection with the partnership merger will depend on a number of variables. In addition, subsequent events or transactions could cause a former MeriStar Partnership unitholder to be required to recognize all or part of any taxable gain deferred at the time of the partnership merger.

     The tax consequences of the partnership merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences to you of the partnership merger.

ACCOUNTING TREATMENT (SEE PAGE 142)

     The partnership merger will be treated as a purchase of MeriStar Partnership by us for financial accounting purposes.

NO APPRAISAL RIGHTS (SEE PAGE 143)

     Under Delaware law, neither our limited partners nor the limited partners of MeriStar Partnership have any dissenters' rights or rights to an appraisal.

REGULATORY APPROVALS (SEE PAGE 142)

     No material federal or state regulatory requirements must be complied with or approvals must be obtained by FelCor, MeriStar, MeriStar Partnership or us in connection with either the merger or the partnership merger.

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

DIFFERENCES IN RIGHTS OF UNITHOLDERS (SEE PAGE 186)

     At the time of the partnership merger and once they have signed and delivered ratification and joinder agreements, MeriStar Partnership unitholders will become our unitholders, and their rights as partners will be determined by our amended and restated partnership agreement and Delaware law. The rights of MeriStar Partnership unitholders differ from the rights of our unitholders in a number of ways as a result of differences in the limited partnership agreements of the two partnerships. These differences include:

  Issuance of Additional Units

     We may issue additional partnership units having terms as determined by FelCor, our general partner, in its sole and complete discretion.

     MeriStar Partnership may issue additional partnership units only if that issuance:

     - does not have a material adverse impact on the exchange rights or economic interests of existing limited partners,

     - does not cause the MeriStar Partnership to become, with respect to an employee benefit plan subject to Title 1 of ERISA, a "party in interest" or a "disqualified person," and

     - does not cause any portion of the assets of MeriStar Partnership to be assets of any employee benefit plan subject to Section 2510.3-101 of the regulations of the U.S. Department of Labor.

  Transfers of Units

     Transferees of our units may not be admitted as limited partners without FelCor's consent, which may be withheld in its sole discretion. Our units are represented by physical certificates that must be surrendered to effect a transfer. The units in MeriStar Partnership are generally not represented by physical certificates. Except for some exceptions, which are very similar to the ones provided in the FelCor partnership agreement, a limited partner of MeriStar Partnership may transfer all or any of its partnership interest to any transferee without the consent of MeriStar.

  Amendments to the Partnership Agreement

     FelCor may not amend any provisions of our partnership agreement that require the approval of a percentage of the outstanding partnership units to effect a reduction in the votes necessary to approve that action without the consent or vote of holders of at least that percentage of outstanding partnership units. An amendment that materially and adversely affects the distribution, conversion or liquidation rights and preferences of any type or class of partnership units in relation to other types or classes of units requires the approval of holders of at least a majority of the affected class or type of units, excluding those held by FelCor. FelCor may not amend the partnership agreement to increase the obligations of a limited partner without that partner's consent.

     Under MeriStar Partnership's partnership agreement, the consent of each adversely affected limited partner is required for any amendment that would:

     - convert a limited partner interest into a general partner interest,

     - modify the limited liability of a limited partner in a manner adverse to the partner,

     - cause the termination of the MeriStar Partnership prior to the times set forth in the partnership agreement,

     - alter the right of a limited partner to receive distributions, liquidation amounts or allocations as described in the partnership agreement, or

     - amend any provisions of the partnership agreement dealing with amendments.

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

  Sale of Substantially All of the Partnership's Assets

     Except in connection with our dissolution and liquidation, a sale, exchange, or other disposition of all or substantially all of our assets in a single transaction or a series of related transactions will require the approval of 80% of the outstanding units.

     The partnership agreement of MeriStar Partnership permits MeriStar, as general partner, to cause MeriStar Partnership to engage in a sale of all or substantially all of MeriStar Partnership's assets without the consent of the limited partners.

Preferred Units Outstanding

     We have outstanding 5,980,600 Series A preferred units and 57,500 Series B preferred units. We may issue Series E preferred units to FelCor if FelCor is able to complete its planned sale of $100 million of a new series of its perpetual preferred stock.

     Following the partnership merger, our common units will rank:

     - junior to our Series A, B, C, D and E preferred units as to distributions and

     - junior to our Series A, B and E preferred units and ratably with our Series C and D preferred units as to amounts payable upon liquidation.

     Following the partnership merger, our Series C and D preferred units will rank:

     - ratably with our Series A, B and E preferred units and senior to our common units as to distributions and

     - junior to our Series A, B and E preferred units as to amounts payable upon liquidation.

     The outstanding common units, Class C units and Class D units of MeriStar Partnership are not currently subject to the rights of any other outstanding class or series of units of MeriStar Partnership.

Distributions on Profits-Only Partnership Units

     The profits-only partnership units of MeriStar Partnership are entitled to receive distributions only from the proceeds from sales of hotels and other assets, as determined by MeriStar. The holders of these units will receive our common units in the partnership merger. We will pay regular quarterly distributions on our common units from our operating cash flow without any limitation similar to that applicable to the profits-only partnership units.

Meetings of Partners

     Limited partners holding 25% or more of the partnership interests in MeriStar Partnership may require the call by MeriStar of a meeting of the partners in MeriStar Partnership. Our limited partnership agreement does not provide an express right on the part of limited partners to require FelCor to call a meeting of our partners.

OWNERSHIP OF FELCOR PARTNERSHIP AFTER THE PARTNERSHIP MERGER

     Assuming the partnership merger was completed on August 30, 2001, a total of 2,720,029 of our common units, 755,954 of our Series C preferred units and 392,157 of our Series D preferred units will be issued to unitholders in MeriStar Partnership, other than FelCor and its subsidiaries.

     Following the partnership merger:

     - FelCor will own 93,550,062, or 88.8%, of our common units, 5,980,600, or 100%, of our Series A preferred units and 57,500, or 100%, of our Series B preferred units;

     - other holders of our units immediately prior to the partnership merger will continue to hold an aggregate of 9,014,046, or 8.6%, of our common units;

     - holders of MeriStar Partnership common units immediately prior to the partnership merger, other than FelCor and its subsidiaries, will hold an aggregate of 2,211,083, or 2.1%, of our common units;

     - holders of MeriStar Partnership vested profits-only partnership units immediately prior to the partnership merger will hold an aggregate of 508,946, or 0.5%, of our common units; and

     - all of our Series C and Series D preferred units will be held by the former holders of MeriStar Partnership Class C and Class D preferred units, respectively.

     This information and similar information located elsewhere in this prospectus are based on the number of our units and the units of MeriStar Partnership expected to be outstanding at the effective time of the partnership merger.

                              THE MERGER AGREEMENT

GENERAL (SEE PAGE 144)

     The merger agreement, as amended, is attached at the back of this document as Appendix A. We urge you to read the merger agreement because it is the legal document that governs the partnership merger.

     The merger agreement contemplates the following transactions:

     - the merger, in which MeriStar will merge with and into FelCor, with FelCor as the surviving entity, and

     - the partnership merger, in which our subsidiary will merge with and into MeriStar Partnership, with MeriStar Partnership surviving as a subsidiary of us, and the limited partners of MeriStar Partnership, other than FelCor and its subsidiaries, will exchange their interests in MeriStar Partnership for interests in us and, where applicable, cash.

     No vote or consent of the limited partners of either FelCor Partnership or MeriStar Partnership is required or being sought. FelCor, as the general partner of FelCor Partnership, and MeriStar, as the general partner of MeriStar Partnership, have taken all actions necessary under their respective partnership agreements to approve the partnership merger. The partnership merger will not occur unless the merger occurs.

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

  Structure Diagrams

     The following diagrams depict in summary form the structure of FelCor and MeriStar at June 30, 2001, and after the partnership merger and the merger. The diagrams assume that:

     - no unitholder of MeriStar Partnership or us redeems its units and receives cash or FelCor or MeriStar common stock, as applicable, and

     - no holder of convertible securities of FelCor or MeriStar, including stock options of FelCor and MeriStar, converts or exercises those securities for FelCor or MeriStar common stock.

     The percentages in the diagrams reflect ownership of our partnership interests and partnership interests in MeriStar Partnership, other than preferred interests. All of our outstanding preferred units are owned by FelCor. All outstanding preferred interests of MeriStar Partnership are owned by limited partners other than MeriStar.

                                   [CHART]

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

NON-SOLICITATION OF COMPETING TRANSACTIONS (SEE PAGE 150)

     Under the merger agreement, each of FelCor and MeriStar may not solicit any competing acquisition proposal. Each party may not respond to an acquisition proposal except if a disinterested majority of its board of directors determines in good faith after receipt of advice from outside counsel:

     - that furnishing information and engaging in discussions with the proposing person is required by the duties of the board of directors under Maryland law; and

     - that the proposing person has the ability to complete a superior proposal.

INTERIM OPERATIONS COVENANTS (SEE PAGE 148)

     Each party has agreed to limitations on its operations between the signing of the merger agreement and the effective time of the merger. The parties have formed an interim transactions committee composed of one representative from FelCor and one representative from MeriStar to approve any exceptions to the limitations.

CONDITIONS TO THE MERGERS (SEE PAGE 153)

     Neither FelCor nor MeriStar is obligated to complete the transactions contemplated by the merger agreement unless the following conditions are satisfied or, if permitted, waived prior to the effective time of the merger:

     - the merger agreement and merger must be approved by the required stockholder votes of both FelCor and MeriStar;

     - receipt of tax opinions that the merger qualifies as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code, that each of the companies has qualified as a REIT and that the merger will not prevent FelCor from continuing to operate as a REIT;

     - no federal legislative or regulatory change is enacted that would cause FelCor or MeriStar to cease to qualify as a REIT for federal income tax purposes;

     - the absence of a court order or law preventing the completion of the merger or the partnership merger; and

     - other customary conditions precedent for transactions of this type, including receipt of all necessary SEC and NYSE approvals and receipt of necessary consents.

     The obligations of FelCor and us to effect the merger and partnership merger and to complete the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver of the following conditions prior to the effective time of the merger and partnership merger:

     - an amendment to the revolving credit agreement between MeriStar and MeriStar Hotels & Resorts to set its maturity date at February 28, 2004, to set the interest rate to 600 basis points over the 30-day London Interbank Offered Rate and to set the default interest rate to 30-day LIBOR plus 800 basis points;

     - receipt of estoppel certificates from MeriStar Hotels & Resorts regarding the hotel management agreements between that company and MeriStar; and

     - other customary conditions precedent for transactions of this type, including accuracy of representations and warranties of MeriStar, material compliance with covenants by MeriStar and absence of a material adverse change to MeriStar.

     The obligations of MeriStar and MeriStar Partnership to effect the merger and partnership merger and to complete the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver by MeriStar and MeriStar Partnership of customary conditions precedent for transactions of this type, including accuracy of representations and warranties of FelCor and us, material compliance with covenants by FelCor and us and absence of a material adverse change to FelCor and us.

     Where the law permits, the parties could decide to complete the merger and partnership merger even though one or more conditions were not satisfied. By law, the parties cannot waive:

     - the requirement that FelCor and MeriStar common stockholders approve the merger; or

     - the requirement that there be no court order or law preventing the closing of the merger or the partnership merger.

In addition, the merger agreement provides that the parties cannot waive the conditions to the merger and partnership merger requiring the receipt of tax opinions confirming the REIT status of FelCor and MeriStar and the qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code.

     Whether any of the other conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of the board of directors of FelCor or MeriStar. If FelCor or MeriStar waived compliance with one or more of the other conditions and the condition was deemed material to a vote of FelCor and/or MeriStar common stockholders, FelCor and/or MeriStar would have to resolicit stockholder approval, as applicable, before closing the merger and partnership merger.

     If, prior to the special meetings, either FelCor or MeriStar waives compliance with any of the material conditions set forth in the merger agreement or if the parties elect to amend the merger agreement in any material fashion, each party will promptly file with the SEC a current report on Form 8-K describing the nature of the waiver or the amendment and issue a press release doing the same.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 155)

     The merger agreement addresses the circumstances when FelCor or MeriStar may terminate the merger agreement and when FelCor or MeriStar is required to pay a termination fee. FelCor and MeriStar could agree to terminate the merger agreement, and either company may terminate the merger agreement if, in general:

     - the required stockholder approvals are not obtained;

     - the merger is not completed by October 31, 2001;

     - a final order, judgment or injunction prevents the merger;

     - the average closing price for FelCor common stock is less than $18.40 during any ten consecutive trading days prior to the completion of the merger;

     - the other company breaches, in any material respects, the merger agreement and cannot cure the breach by October 31, 2001;

     - the board of directors of the other company adversely changes its recommendation of the merger;

     - the other company takes specified actions in connection with a competing transaction; or

     - that company's board of directors, in appropriate circumstances, determines to pursue a superior competing transaction.

PAYMENT OF TERMINATION FEES AND EXPENSES (SEE PAGE 156)

     FelCor must pay MeriStar a termination fee of $35.0 million, plus up to $5.0 million of MeriStar's out-of-pocket transaction expenses, if the merger agreement is terminated because of:

     - prior to the FelCor special meeting, a change in or withdrawal of the recommendation of the merger by FelCor's board that is materially adverse to MeriStar or the merger,

     - prior to the FelCor special meeting, entry by FelCor into an agreement, other than a confidentiality agreement, with respect to another acquisition proposal, or

     - a material breach by FelCor of a representation, warranty or covenant that could not be cured by October 31, 2001.

     Similarly, MeriStar must pay FelCor a termination fee of $35.0 million, plus up to $5.0 million of FelCor's out-of-pocket transaction expenses, if the merger agreement is terminated because of:

     - prior to the MeriStar special meeting, a change in or withdrawal of the recommendation of the merger by MeriStar's board that is materially adverse to FelCor or the merger,

     - prior to the MeriStar special meeting, entry by MeriStar into an agreement, other than a confidentiality agreement, with respect to another acquisition proposal, or

     - a material breach by MeriStar of a representation, warranty or covenant that could not be cured by October 31, 2001.

     If the merger agreement is terminated because the stockholders of either company fail to give all necessary approvals, that company must pay the other company up to $5.0 million of its out-of-pocket transaction expenses.

MERGER FINANCING (SEE PAGE 47)

     We, together with FelCor, intend to obtain an estimated $1.4 billion of financing in connection with the merger and partnership merger. Approximately $225 million of this financing will be used to pay the cash portion of the consideration to be paid to MeriStar common stockholders and MeriStar Partnership unitholders, and the balance will be applied to retire outstanding indebtedness of approximately $1.1 billion and to pay transaction costs. This financing will consist of a combination of:

     - $600 million of unsecured 8 1/2% senior notes due 2011 issued by us in June 2001;

     - an extension of the term of and an increase in our borrowing availability under our revolving credit facility from $600 million to at least $700 million, effective upon the closing of the merger, and drawing of $330.4 million under that facility;

     - new first mortgage and mezzanine financing in the aggregate amount of at least $325 million to be consummated immediately following the closing of the merger, having a term of at least three years and an expected blended interest rate of approximately LIBOR plus 2%; and

     - the issuance by FelCor of up to $100 million of a new series of perpetual preferred stock with a dividend rate expected to be not more than 10.5%.

     In addition to this $1.4 billion of financing, we have obtained a commitment from lenders for up to $500 million in a stock secured term loan facility which will be available for use to fund, if necessary, our obligation to repurchase up to $500 million of outstanding senior notes of MeriStar Partnership after the merger. The stock secured term loan facility will have a term of between five and one-half years and seven years and bear interest at a fixed market interest rate not to exceed LIBOR plus 5.25%. In connection with the acceptance and funding of this commitment, we have paid or agreed to pay an aggregate of $8.8 million of commitment and related fees. Of these fees, up to $6.3 million will be applied to offset placement fees payable to such lenders in connection with a placement of senior notes made through them within one year following closing, the proceeds of which will be used to repay the $500 million facility. All of these financings, with the exception of the perpetual preferred stock, have been obtained or committed. Even if the issuance of the perpetual preferred stock is not completed, we have sufficient availability under our line of credit to complete the mergers.

DIRECTORS AND EXECUTIVE OFFICERS OF FELCOR AFTER THE MERGER (SEE PAGE 100)

     The merger agreement provides that, following the merger, Paul W. Whetsell, current Chairman, Chief Executive Officer and a director of MeriStar, and Steven
D. Jorns, current Vice Chairman and a director of MeriStar, will become members of the FelCor board of directors. Following the merger, the current executive officers of FelCor will remain as executive officers of FelCor. Bruce G. Wiles, the current President, Chief Investment Officer and a director of MeriStar, is expected to become an executive officer of FelCor following the merger. No other current executive officers of MeriStar are expected to become executive officers of FelCor following the merger.

LISTING OF FELCOR COMMON STOCK (SEE PAGE 212)

     The shares of FelCor common stock to be issued to holders of MeriStar common stock in the merger will be listed on the New York Stock Exchange under the ticker symbol "FCH."

DIFFERENCES IN STOCKHOLDERS' RIGHTS (SEE PAGE 218)

     The rights of MeriStar stockholders differ from the rights of FelCor stockholders in a number of material ways as a result of differences in the charters and bylaws of the two companies, including:

     - The MeriStar board of directors is limited to 15 members by its bylaws, while the number of members on the FelCor board of directors, which is currently set at 11 members, can be, and has been, increased to more than its limit of nine members by a vote of not less than 80% of the members of the FelCor board of directors.

     - The amendment of any stock provisions in MeriStar's charter requires, in addition to stockholder approval, the approval by all of its independent directors, while FelCor does not have this requirement.

     - The amendment of any provision of FelCor's charter relating to its board requires, in addition to stockholder approval, the approval of 80% of its directors, while MeriStar does not have this requirement.

     - FelCor has outstanding two series of preferred stock which have preferences over common stock on dividends or liquidating distributions. MeriStar has no outstanding preferred stock.

     - MeriStar's board, but not FelCor's board, is prohibited by charter provision from issuing preferred stock for anti-takeover purposes or with super-majority voting rights.

     - Holders of 10% or more of FelCor's outstanding voting stock may call a stockholders' meeting. For MeriStar, a majority of outstanding voting shares is required to call a stockholders' meeting and the stockholders must pay for the costs of the meeting.

     - Holders of more than 50% of FelCor's outstanding voting stock may vote to remove a director for cause. MeriStar's charter permits removal of a director with or without cause but requires a vote of 75% or more of the outstanding voting stock.

OWNERSHIP OF FELCOR AFTER THE MERGER

     If the merger is completed, FelCor will issue approximately 34.9 million shares of common stock to MeriStar stockholders. Assuming a market price of $21.09 for FelCor common stock, which was its closing price on August 30, 2001, the total value of the merger consideration to be received by MeriStar stockholders would be approximately $940 million. The shares of FelCor common stock issued to former MeriStar stockholders will represent approximately 39.5% of the outstanding common stock of FelCor after completion of the merger. Stockholders of FelCor immediately prior to the merger will hold approximately 60.5% of the outstanding shares of FelCor common stock following the merger. This information is based on the number of shares of FelCor and MeriStar common stock expected to be outstanding at the effective time of the merger.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The following table sets forth unaudited pro forma condensed combined financial data for MeriStar Partnership and us as a combined entity, giving effect to the partnership merger as if it had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma condensed combined operating data are presented as if the partnership merger had been completed on January 1, 2000. The unaudited pro forma condensed combined balance sheet data at June 30, 2001 is presented as if the partnership merger had occurred on June 30, 2001. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made. The partnership merger will be accounted for under the purchase method of accounting as provided by Financial Accounting Standards No. 141 and 142. Based on FelCor's current estimate of value for the MeriStar assets to be acquired in the amount of approximately $3.0 billion and liabilities to be assumed in the amount of approximately $1.9 billion, no goodwill will be recorded for this transaction.

     The unaudited pro forma condensed combined financial data should be read together with the respective historical audited and unaudited consolidated financial statements and financial statement notes of FelCor Partnership and of MeriStar Partnership included in or incorporated by reference into this prospectus. See "Where You Can Find More Information" on page 220. The unaudited pro forma condensed combined financial data is presented for comparative purposes only and are not necessarily indicative of what the actual combined results of operations of MeriStar Partnership and us would have been for the periods presented, nor do these data purport to represent the results of future periods. See "Unaudited Pro Forma Combined Financial Information" beginning on page 161.

                                                                      PRO FORMA
                                                                     (UNAUDITED)
                                                              -------------------------
                                                                             SIX MONTHS
                                                               YEAR ENDED      ENDED
                                                              DECEMBER 31,    JUNE 30,
                                                                2000(1)         2001
                                                              ------------   ----------
                                                                (IN THOUSANDS, EXCEPT
                                                                      PER SHARE
                                                                         AND
                                                                     RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues............................................   $2,864,452    $1,412,155
  Net income before extraordinary items.....................   $  159,171    $   91,603
  Net income before extraordinary items applicable to common
     unitholders............................................   $  123,424    $   73,771
  Diluted earnings per share data:
     Net income before extraordinary items applicable to
      common unitholders....................................   $     1.21    $     0.73
     Weighted average common units outstanding..............      101,839       101,352
OTHER DATA:
  Funds From Operations(2)..................................   $  451,302    $  223,177
  EBITDA(3).................................................   $  803,172    $  396,600
  Ratio of earnings to combined fixed charges and preferred
     distributions(4).......................................          1.5x          1.5x

                                                                PRO FORMA
                                                               (UNAUDITED)
                                                              --------------
                                                                 JUNE 30,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Net investment in hotels....................................    $6,516,043
Total assets................................................    $7,146,928
Debt........................................................    $3,648,693
Redeemable units............................................    $  301,983
Partners' capital...........................................    $2,701,258

------------

(1) In the second quarter of 2000, we recorded a $63 million loss relating to the decision to sell non-strategic hotel assets, which is reflected in the income statements presented for the period.

(2) We consider Funds From Operations to be a key measure of a real estate investment trust's, or REIT's performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines Funds From Operations as net income or loss, computed in accordance with GAAP, excluding gains or losses from extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures, and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back rent deferred under Staff Accounting Bulletin No. 101, or SAB 101, the loss on assets held for sale, lease termination costs and swap termination expense to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for rent deferred under SAB 101, the loss on assets held for sale, lease termination costs and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. Funds From Operations may include funds that may not be available for management's discretionary use due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The following table details our computation of Funds From Operations.

                                                                         PRO FORMA
                                                                        (UNAUDITED)
                                                              -------------------------------
                                                               YEAR ENDED    SIX MONTHS ENDED
                                                              DECEMBER 31,       JUNE 30,
                                                                  2000             2001
                                                              ------------   ----------------
                                                                      (IN THOUSANDS)
Net income before extraordinary charges.....................    $159,171         $ 91,603
Loss (gain) on sale of hotels...............................      (6,024)           1,081
Loss on assets held for sale................................      63,000
Swap termination expense....................................                       14,121
Series B redeemable preferred distributions.................     (12,937)          (6,468)
Series D redeemable preferred distributions.................        (565)            (282)
New redeemable preferred distributions......................     (10,500)          (5,250)
Depreciation................................................     248,990          123,350
Depreciation from unconsolidated entities...................      10,167            5,022
                                                                --------         --------
Funds From Operations.......................................    $451,302         $223,177
                                                                ========         ========
Weighted average units outstanding(a).......................     106,536          106,041

------------

    (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units and Series C preferred units.

(3) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense and our redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. A reconciliation of Funds From Operations to EBITDA is as follows:

                                                                         PRO FORMA
                                                                        (UNAUDITED)
                                                              -------------------------------
                                                               YEAR ENDED    SIX MONTHS ENDED
                                                              DECEMBER 31,       JUNE 30,
                                                                  2000             2001
                                                              ------------   ----------------
                                                                      (IN THOUSANDS)
Funds From Operations.......................................    $451,302         $223,177
Interest expense............................................     313,249          153,229
Interest expense from unconsolidated entities...............       9,188            4,742
Amortization expense........................................       5,431            3,452
Series B redeemable preferred distributions.................      12,937            6,468
Series D redeemable preferred distributions.................         565              282
New redeemable preferred distributions......................      10,500            5,250
                                                                --------         --------
EBITDA......................................................    $803,172         $396,600
                                                                ========         ========

(4) For the purpose of computing the ratio of earnings to combined fixed charges and preferred distributions, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. Preferred distributions consist of distributions on preferred units.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

FELCOR PARTNERSHIP

     The following tables set forth our selected historical consolidated financial information. The selected historical information is presented as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001. We derived the historical financial information for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 from our consolidated financial statements and the notes to them, audited by PricewaterhouseCoopers LLP, independent accountants. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income or partners' capital. The selected historical financial information as of and for the six months ended June 30, 2000 and 2001 has been derived from the unaudited financial statements which have been prepared by our management on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for those periods. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of results to be anticipated for the entire year. The following information should be read together with our consolidated financial statements and financial statement notes incorporated by reference in this prospectus. See "Where You Can Find More Information" beginning on page 220.

                                                                                                            SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             JUNE 30,
                                         -------------------------------------------------------------   -----------------------
                                           1996         1997       1998(1)        1999       2000(2)        2000       2001(3)
                                         ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.......................  $  98,934   $  169,688   $  332,600   $  495,517   $  541,872   $  258,159   $  560,302
  Net income (loss)....................  $  46,527   $   69,467   $  121,339   $  135,776   $   66,391   $  (12,372)  $   16,341
  Net income (loss) applicable to
    common unitholders.................  $  38,793   $   57,670   $   99,916   $  111,041   $   41,709   $  (24,730)  $    4,041
  Diluted earnings per unit:
    Net income (loss) applicable to
      common unitholders before
      extraordinary charge.............  $    1.58   $     1.68   $     1.93   $     1.59   $     0.73   $    (0.39)  $     0.07
    Net income (loss) applicable to
      common unitholders...............  $    1.49   $     1.67   $     1.87   $     1.57   $     0.67   $    (0.39)  $     0.07
    Weighted average common units
      outstanding......................     26,004       34,467       53,323       70,561       62,556       63,297       62,069
OTHER DATA:
  Cash flows provided by operating
    activities.........................  $  67,494   $   97,478   $  192,583   $  282,365   $  277,304   $  138,743   $   93,630
  Cash flows (used in) provided by
    investing activities...............  $(478,428)  $ (687,860)  $ (550,498)  $ (205,517)  $  (34,766)  $  (28,629)  $ (265,414)
  Cash flows provided by (used in)
    financing activities...............  $ 251,906   $  600,132   $  375,064   $  (75,417)  $ (252,601)  $  (95,385)  $  209,944
  Cash distributions per common
    unit(4)............................  $    1.92   $     2.10   $    2.545   $     2.20   $     2.20   $     1.10   $     1.10
  Funds From Operations(5).............  $  77,141   $  129,815   $  217,363   $  286,895   $  288,636   $  149,380   $  135,683
  EBITDA(6)............................  $  88,355   $  165,613   $  306,361   $  432,689   $  470,861   $  238,753   $  229,576
  Ratio of earnings to combined fixed
    charges and preferred
    distributions(7)...................        3.5x         2.6x         2.3x         1.9x         1.5x         1.0x         1.2x
BALANCE SHEET DATA:
  Investment in hotels, net of
    accumulated depreciation...........  $ 899,691   $1,489,764   $3,964,484   $4,035,344   $3,750,275   $3,796,755   $3,710,694
  Total assets.........................  $ 978,788   $1,673,364   $4,175,383   $4,255,751   $4,103,603   $4,176,765   $4,403,528
  Debt.................................  $ 239,425   $  476,819   $1,594,734   $1,833,954   $1,838,241   $1,882,743   $2,134,093
  Redeemable units.....................  $  98,542   $  102,933   $   67,595   $   52,338   $  205,800   $  151,948   $  210,929
  Partners' capital....................  $ 619,496   $1,049,016   $2,337,375   $2,212,651   $1,880,599   $1,963,703   $1,827,756

------------

(1) On July 28, 1998, FelCor completed the merger of Bristol Hotel Company's real estate holdings with and into FelCor. The merger resulted in the net acquisition of 107 primarily full-service hotels in return for approximately 31 million shares of newly issued common stock. FelCor subsequently contributed all assets and liabilities it acquired in the merger to us in exchange for approximately 31 million of our common units.

(2) In the second quarter of 2000, we recorded a $63 million loss relating to non-strategic hotel assets held for sale, which is reflected in the income statements presented for the period.

(3) Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of Six Continents Hotels, formerly Bass, prior to the effectiveness of the REIT Modernization Act on January 1, 2001. Prior to January 1, 2001, revenues were comprised mainly of percentage lease revenues. Additionally, in the first quarter of 2001, we recorded lease termination costs of $36.2 million with respect to the 96 hotels.

(4) In 1998, we declared a special one-time distribution of accumulated but undistributed earnings and profits as a result of Bristol Hotel Company merging with and into FelCor, in addition to the annual dividend of $2.20 per common unit. The amount of the one-time distribution was $0.345 per common unit.

(5) We consider Funds From Operations to be a key measure of a REIT's performance, which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines Funds From Operations as net income or loss, computed in accordance with GAAP, excluding gains or losses from extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures, and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back rent deferred under SAB 101, the loss on assets held for sale, lease termination costs and swap termination expense to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for rent deferred under SAB 101, the loss on for assets held for sale, lease termination costs and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including its ability to make cash distributions. Funds From Operations may include funds that may not be available for discretionary use by our management due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The following table details our computation of Funds From Operations.

                                                                                                 SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                                          ---------------------------------------------------   -------------------
                                           1996       1997       1998       1999       2000       2000       2001
                                          -------   --------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
Net income (loss).......................  $46,527   $ 69,467   $121,339   $135,776   $ 66,391   $(12,372)  $ 16,341
Deferred rent...........................                                                          18,604
Lease termination costs.................                                                                     36,226
Swap termination expense................                                                                      4,824
Gain on sale............................                                               (2,595)
Loss on assets held for sale............                                               63,000     63,000
Series B redeemable preferred
  distributions.........................                         (8,373)   (12,937)   (12,937)    (6,468)    (6,468)
Extraordinary charge from write-off of
  deferred financing fees...............    2,354        185      3,075      1,113      3,865                   225
Depreciation............................   26,544     50,798     90,835    152,948    160,745     81,480     79,513
Depreciation from unconsolidated
  entities..............................    1,716      9,365     10,487      9,995     10,167      5,136      5,022
                                          -------   --------   --------   --------   --------   --------   --------
Funds From Operations...................  $77,141   $129,815   $217,363   $286,895   $288,636   $149,380   $135,683
                                          =======   ========   ========   ========   ========   ========   ========
Weighted average units outstanding(a)...   29,306     39,157     58,013     75,251     67,239     67,987     66,759

------------

     (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to common units.

(6) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense and our Series B redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. A reconciliation of Funds From Operations to EBITDA is as follows:

                                                                                                               SIX MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                        ---------------------------------------------------   -------------------
                                                         1996       1997       1998       1999       2000       2000       2001
                                                        -------   --------   --------   --------   --------   --------   --------
                                                                                     (IN THOUSANDS)
Funds From Operations.................................  $77,141   $129,815   $217,363   $286,895   $288,636   $149,380   $135,683
Interest expense......................................    9,803     28,792     73,182    125,435    158,620     77,644     81,799
Interest expense from unconsolidated entities.........      818      5,895      6,521      6,729      9,188      4,787      4,742
Amortization expense..................................      593      1,111        922        693      1,480        474        884
Series B redeemable preferred distributions...........                          8,373     12,937     12,937      6,468      6,468
                                                        -------   --------   --------   --------   --------   --------   --------
EBITDA................................................  $88,355   $165,613   $306,361   $432,689   $470,861   $238,753   $229,576
                                                        =======   ========   ========   ========   ========   ========   ========

(7) For the purpose of computing the ratio of earnings to combined fixed charges and preferred distributions, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. Preferred distributions consist of distributions on preferred units.

MERISTAR PARTNERSHIP

     The following table sets forth selected historical consolidated financial information for MeriStar Partnership. The selected historical information is presented as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001. The historical financial information for the years ended December 31, 1998, 1999 and 2000 has been derived from the consolidated financial statements and financial statement notes of MeriStar Partnership which have been audited by KPMG LLP, independent auditors. The selected historical consolidated financial information as of and for the years ended December 31, 1996 and 1997 has been derived from the unaudited financial statements which have been prepared by management of MeriStar Partnership. The selected historical financial information as of and for the six months ended June 30, 2000 and 2001 has been derived from the unaudited financial statements which have been prepared by management of MeriStar Partnership, on the same basis as the audited financial statements and, in the opinion of management of MeriStar Partnership, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for those periods. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of results to be anticipated for the entire year. The following information should be read together with the consolidated financial statements and financial statement notes of MeriStar Partnership included in this prospectus. See "Where You Can Find More Information" beginning on page 220.

                                                                                                                SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,                            ENDED JUNE 30,
                                       ----------------------------------------------------------------         (UNAUDITED)
                                          1996          1997                                              -----------------------
                                       (UNAUDITED)   (UNAUDITED)    1998(A)        1999         2000         2000       2001(B)
                                       -----------   -----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
RESULTS OF OPERATIONS:
Total revenues.......................   $ 102,742    $  292,554    $  522,031   $  374,820   $  400,685   $  148,587   $  609,851
Net operating income.................   $  18,773    $   58,537    $  135,910   $  218,299   $  230,340   $   63,899   $  104,199
Interest expense, net................   $  12,223    $   20,968    $   50,492   $  100,387   $  117,524   $   58,417   $   60,261
Income before gain (loss) on sale of
 assets and extraordinary gain
 (loss)..............................   $   3,915    $   21,290    $   86,304   $  116,207   $  111,197   $    5,398   $   42,690
Gain (loss) on sale of assets, net of
 tax(C)..............................   $      --    $       --    $       --   $       --   $    3,439   $    3,439   $   (1,062)
Extraordinary gain (loss), net of
 tax(D)..............................   $  (1,956)   $   (4,092)   $   (1,238)  $   (4,551)  $    3,400   $    3,400   $   (1,226)
Net income...........................   $   1,959    $   17,198    $   85,066   $  111,656   $  118,036   $   12,237   $   40,402
Net income applicable to common
 unitholders.........................   $   1,959    $   17,198    $   84,416   $  111,091   $  117,471   $   10,916   $   40,120
Basic earnings per unit before
 extraordinary gain (loss)(E)........   $    0.31    $     1.29    $     2.38   $     2.22   $     2.25   $     0.16   $     0.85

                                                                                                                SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,                            ENDED JUNE 30,
                                       ----------------------------------------------------------------         (UNAUDITED)
                                          1996          1997                                              -----------------------
                                       (UNAUDITED)   (UNAUDITED)    1998(A)        1999         2000         2000       2001(B)
                                       -----------   -----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Diluted earnings per unit before
 extraordinary gain (loss)(E)........   $    0.31    $     1.27    $     2.25   $     2.15   $     2.18   $     0.16   $     0.83
Distributions per common unit(F).....   $      --    $       --    $     0.82   $     2.02   $     2.02   $     1.01   $     1.01
Number of partnership units
 outstanding(G)......................      12,754        26,743        51,460       52,193       48,851       50,435       48,712
OTHER FINANCIAL DATA:
EBITDA(H)............................   $  26,672    $   78,891    $  194,752   $  320,094   $  341,028   $  118,001   $  178,499
Net cash provided by operating
 activities..........................   $  12,147    $   55,417    $  186,891   $  228,329   $  224,088   $  120,671   $  114,562
Net cash (used in) provided by
 investing activities................   $(223,425)   $ (579,758)   $ (785,505)  $ (187,952)  $  (14,286)  $   13,027   $  (49,534)
Net cash provided by (used in)
 financing activities................   $ 226,131    $  584,220    $  520,457   $  (41,948)  $ (212,173)  $ (135,629)  $  (45,003)
BALANCE SHEET DATA:
Investments in hotel properties,
 gross...............................   $ 343,092    $  950,052    $2,957,543   $3,118,723   $3,193,730   $3,164,045   $3,209,185
Total assets.........................   $ 354,795    $1,040,223    $2,989,609   $3,086,096   $3,006,500   $3,036,517   $3,084,981
Long-term debt.......................   $ 199,476    $  491,790    $1,602,352   $1,676,771   $1,638,319   $1,632,433   $1,653,050
Redeemable units.....................   $      --    $   66,847    $   89,435   $   81,401   $   88,545   $   93,932   $   99,898
Partners' capital....................   $  49,141    $  396,838    $1,170,220   $1,203,518   $1,142,772   $1,111,010   $1,116,934

------------

(A) MeriStar Partnership was created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a REIT, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, MeriStar Hotels & Resorts, a separate publicly traded company, was created to be the lessee and manager of nearly all of MeriStar Partnership's hotels. Prior to August 2, 1998, MeriStar Partnership's operating results consisted of the revenues and expenses of the hotels.

(B) From August 3, 1998 until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of MeriStar Partnership's hotels, and MeriStar Partnership earned lease revenue under the participating lease agreements with its lessees. Upon assigning the 106 leases with MeriStar Hotels & Resorts to MeriStar Partnership's taxable REIT subsidiaries on January 1, 2001, in conjunction with the REIT Modernization Act, MeriStar Partnership's operating results now include the revenues and expenses of these hotels.

(C) During 2000, MeriStar Partnership sold three limited service hotels that resulted in a gain on sales of assets. During 2001, MeriStar Partnership sold one hotel that resulted in a loss on the sale of the asset.

(D) During 1996, 1997, 1998, and 1999 some loan facilities were refinanced and the write-offs of deferred costs associated with these facilities were recorded as extraordinary losses in accordance with GAAP. During 2000, MeriStar Partnership repaid some of its notes payable to MeriStar at a discount, which resulted in an extraordinary gain. During 2001, MeriStar Partnership paid down a portion of its revolving credit facility resulting in an extraordinary loss.

(E) Basic and diluted earnings per unit before extraordinary loss for the year ended December 31, 1996 is based on earnings for the period from August 20, 1996, the date of CapStar's initial public offering, through December 31, 1996.

(F) No distributions were declared prior to August 3, 1998, the date of the merger between American General and CapStar.

(G)  As of the end of the period presented.

(H) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. MeriStar Partnership's management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs, and should not be considered as an alternative to net income under GAAP for purposes of evaluating MeriStar Partnership's results of operations and may not be comparable to other similarly titled measures used by other companies.

     For the six months ended June 30, 2001, EBITDA has been presented before the effect of non-recurring items: swap termination costs of $9,297; the write-down of MeriStar Partnership's investment in STS Hotel Net of $2,112; FelCor merger costs of $3,789; and, costs to terminate leases with Prime Hospitality Corporation of $1,315.

                            EQUIVALENT PER UNIT DATA

     We have summarized below specified per common unit information for MeriStar Partnership and us on a historical basis, pro forma combined basis and pro forma combined equivalent basis. The pro forma combined amounts are based on the purchase method of accounting. The MeriStar Partnership per common unit pro forma combined equivalents are calculated by multiplying the pro forma combined per common unit amounts by the common unit exchange ratio of 0.784 and disregards the cash portion of the merger consideration of $4.60 per MeriStar common unit.

     The following information should be read together with the historical and pro forma financial statements included in or incorporated by reference in this prospectus. See "Where You Can Find More Information" on page 220.

                                                            FOR THE SIX MONTHS ENDED
                                                                  JUNE 30, 2001
                                              -----------------------------------------------------
                                                                                         MERISTAR
                                                                                        PARTNERSHIP
                                                                                         PRO FORMA
                                                FELCOR       MERISTAR       FELCOR       COMBINED
                                              PARTNERSHIP   PARTNERSHIP   PARTNERSHIP   EQUIVALENT
                                              HISTORICAL    HISTORICAL     PRO FORMA       VALUE
                                              -----------   -----------   -----------   -----------
Basic net income per common unit before
  extraordinary items.......................    $ 0.07        $ 0.85         $ 0.74       $ 0.58
Diluted net income per common unit before
  extraordinary items.......................    $ 0.07        $ 0.83         $ 0.73       $ 0.57
Cash distributions per common unit..........    $ 1.10        $ 1.01         $ 1.10(1)    $ 0.86
Book value per common unit..................    $28.15        $25.00         $25.91(2)    $20.31

                                                               FOR THE YEAR ENDED
                                                                DECEMBER 31, 2000
                                              -----------------------------------------------------
                                                                                         MERISTAR
                                                                                        PARTNERSHIP
                                                                                         PRO FORMA
                                                FELCOR       MERISTAR       FELCOR       COMBINED
                                              PARTNERSHIP   PARTNERSHIP   PARTNERSHIP   EQUIVALENT
                                              HISTORICAL    HISTORICAL     PRO FORMA       VALUE
                                              -----------   -----------   -----------   -----------
Basic net income per common unit before
  extraordinary items.......................    $ 0.74        $ 2.25         $1.23         $0.96
Diluted net income per common unit before
  extraordinary items.......................    $ 0.74        $ 2.18         $1.21         $0.95
Cash distributions per common unit..........    $ 2.20        $ 2.02         $2.20(2)      $1.72
Book value per common unit..................    $29.34        $25.23

------------

(1) FelCor Partnership does not anticipate that there will be any change from its historical distribution policy as a result of the merger and related transactions.

(2) Pro forma book value per common unit is calculated as pro forma partners' capital and redeemable common units at redemption value less preferred capital divided by pro forma common units outstanding of 100,387,000 at June 30, 2001.

                                  RISK FACTORS

     You should consider the following material risk factors in evaluating the units that you will receive in the partnership merger. These factors should be considered in conjunction with the other information included elsewhere in this prospectus.

BECAUSE THE AMOUNT OF CASH AND EXCHANGE RATIO ARE FIXED AND OUR UNITS ARE REDEEMABLE FOR FELCOR COMMON STOCK OR THE CASH MARKET VALUE OF THAT STOCK, FLUCTUATIONS IN THE MARKET VALUE OF THE FELCOR COMMON STOCK COULD RESULT IN A DECREASE IN THE VALUE OF THE MERGER CONSIDERATION TO BE RECEIVED BY MERISTAR PARTNERSHIP UNITHOLDERS.

     The exchange ratio for MeriStar Partnership units to be exchanged for our units in the partnership merger was fixed at the time of the signing of the merger agreement and is not subject to adjustment based on changes in the trading price of FelCor common stock or MeriStar common stock before the closing of the partnership merger. The redemption value of our units you receive in the partnership merger will depend on the market price of FelCor common stock at the time of closing of the partnership merger and afterwards.

     Each of our units you will receive in the partnership merger will, under some circumstances, be subject to a unit redemption right at your option following the partnership merger. Upon exercise by you of your unit redemption right with respect to your units, we will be required to acquire those units for cash, based on the market price of FelCor common stock in accordance with our partnership agreement. However, FelCor may assume, in its sole discretion, our obligation, in which case FelCor will pay you shares of FelCor common stock or their cash equivalent. Consequently, the redemption value of our units you receive in the partnership merger will be directly affected by price fluctuations of the FelCor common stock. During the 12-month period ending on August 30, 2001, the most recent date practicable before mailing of this prospectus, the closing per share price of FelCor common stock varied from a low of $20.95 to a high of $24.83 and ended that period at $21.09. Historical trading prices are not necessarily indicative of future performance.

NO FAIRNESS OPINION WAS OBTAINED IN CONNECTION WITH THE PARTNERSHIP MERGER.

     Neither MeriStar Partnership nor we obtained a fairness opinion in connection with the partnership merger. Therefore, no third party has passed on the fairness of the partnership merger to MeriStar Partnership, holders of MeriStar Partnership units, us or holders of our units.

THE FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PARTNERSHIP MERGER AND THE OWNERSHIP BY YOU OF OUR UNITS AFTER THE PARTNERSHIP MERGER ARE COMPLEX, AND YOU SHOULD CAREFULLY CONSIDER THEM.

     Tax Consequences of the Partnership Merger. If you are a holder of common units, Class C preferred units or vested profits-only partnership units in MeriStar Partnership, you will receive both our units and cash consideration in the partnership merger and generally will not recognize taxable gain or loss at the time of the partnership merger, except to the extent that:

     - the exchange of MeriStar Partnership units for our units and cash is characterized as a sale of a portion of your MeriStar Partnership units based on the receipt of cash consideration in the exchange; or

     - the sum of the cash consideration you receive, other than cash consideration that is counted as proceeds of a taxable sale of a portion of your MeriStar Partnership units, and any net reduction of your share of partnership liabilities, exceeds the tax basis that otherwise would be carried over to our units received in the partnership merger.

A holder of Class D preferred units in MeriStar Partnership who will receive only our Series D preferred units in the partnership merger generally will not recognize taxable gain or loss at the time of the partnership merger. However, the particular tax consequences of the partnership merger to you will depend on a number of factors related to your individual tax situation. See "United States Federal Income Tax Considerations -- Tax Consequences of the Partnership Merger to MeriStar Partnership Unitholders." We urge you to consult with your own tax advisor to determine the anticipated tax consequences of the partnership merger to you in light of your specific circumstances.

     Subsequent Events Could Cause You to Recognize Gain. Future events and transactions could cause you as a former MeriStar Partnership unitholder holding our units as a result of the partnership merger to recognize part or all of the taxable gain that has been deferred either through your original contribution of assets to MeriStar Partnership in exchange for MeriStar Partnership units or through the partnership merger. See "United States Federal Income Tax Considerations -- Effect of Subsequent Events on Holders of FelCor Partnership Units." FelCor generally is not required to take into account the tax consequences to our limited partners in deciding whether to cause us to undertake transactions that could cause the limited partners to recognize gain, and the limited partners generally have no right to approve or disapprove these transactions. The same risk of gain recognition upon the occurrence of future events and transactions exists currently with respect to your ownership of your MeriStar Partnership units.

     Our Tax Status. We believe that, and will receive opinions of counsel to the effect that, at the time of the partnership merger, MeriStar Partnership and we qualify as partnerships for federal income tax purposes. MeriStar Partnership and we each intend to continue to operate so as to qualify as partnerships for federal income tax purposes following the partnership merger. If, however, either MeriStar Partnership or we were to be taxed as a corporation, either at the time of the partnership merger or later, the partnership would be required to pay income tax at corporate rates on its net income, its partners would be treated as stockholders for tax purposes, and distributions to its partners would constitute dividends that would not be deductible in computing the partnership's taxable income. In addition, FelCor would fail to qualify as a REIT, which would have a material adverse effect on you.

     There is a substantial risk that we will be classified as a publicly traded partnership after the partnership merger. However, even if we are classified as a publicly traded partnership, we will not be treated as a corporation for federal income tax purposes because we will be eligible for the "90% passive income exception." Assuming that we are classified as a publicly traded partnership after the partnership merger, a unitholder will not be able to use losses from other passive activities to offset the unitholder's share of our income and gains. In addition, a unitholder will not be able to use its share of our losses to offset the unitholder's income and gains from other passive activities. See "United States Federal Income Tax Considerations -- Tax Status of FelCor Partnership."

     Other Tax Liabilities of Holders of Our Units. In addition to the federal income tax risks described above, you should consider the potential state and local tax consequences of owning our units. You may be required to file tax returns and may incur tax liabilities both in the state or local jurisdiction where you reside and in the state and local jurisdictions in which we own assets or otherwise do business. You should consult your own tax advisor with respect to the state and local income tax implications of owning our units, including return filing requirements in the various states in which we currently own properties and will own properties after the partnership merger.

THE INTEGRATION OF MERISTAR WILL MAKE SUBSTANTIAL DEMANDS ON OUR RESOURCES, WHICH COULD DIVERT NEEDED ATTENTION AWAY FROM OUR OTHER OPERATIONS.

     The integration of MeriStar and MeriStar Partnership with us will make substantial demands on our management, operational resources and financial and internal control systems. Our future operating results will depend in part on our ability to continue to implement and improve our operating and financial controls. The devotion of management's time to the integration of MeriStar may limit the time available to management to attend to our other operational, financial and strategic issues.

THERE MAY BE UNDISCLOSED LIABILITIES IN CONNECTION WITH THE MERGER.

     We may be subject to undisclosed or otherwise unforeseen environmental, tax, pension, litigation or other liabilities which are not known to MeriStar, or we may underestimate the liabilities of MeriStar of which we are aware. If unknown liabilities materialize or known liabilities are greater than are currently estimated, they could result in a material adverse effect on the merged company's business, financial condition and results of operations and, going forward, could adversely affect the results of the combined company and the market price of FelCor's common stock.

OUR OPERATIONS AND MERISTAR PARTNERSHIP'S OPERATIONS MAY NOT BE INTEGRATED SUCCESSFULLY, AND INTENDED BENEFITS OF THE MERGER AND PARTNERSHIP MERGER MAY NOT BE REALIZED, WHICH COULD HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF FELCOR COMMON STOCK AFTER THE MERGER.

     The future operations and earnings of the combined company will depend in part on our ability to integrate MeriStar Partnership's properties into our system and operations and realize synergies and cost savings. If we fail to integrate MeriStar Partnership successfully and/or fail to realize the intended benefits of the merger and partnership merger, the market price of FelCor common stock and the value of your units in us could decline after the completion of the merger. In order to achieve the anticipated benefits of the mergers, we will need to:

     - realize the anticipated $5 million of annual cost savings in general and administrative expenses from reductions in personnel, closing and subletting MeriStar's corporate offices and the elimination of other duplicate overhead costs;

     - capitalize on increased purchasing power, including for furniture, fixtures, equipment, insurance and utilities;

     - leverage the increased scale in hotel brand negotiations; and

     - effectively control the progress of the integration process and the associated costs.

     Our assessment of the potential synergies and cost savings is preliminary and subject to change. We may need to incur additional costs to realize them, none of which costs are currently expected to be material.

     Statements regarding the increased earnings estimates, the anticipated operating efficiencies, cost savings and other benefits we expect to realize from the integration of MeriStar Partnership are forward-looking statements. Actual results for the combined operations could differ materially from results currently anticipated depending upon, among other things:

     - MeriStar Partnership's and our future revenues, expenses and other operating results;

     - MeriStar Partnership's and our ability to maintain present efficiency levels and realize expected cost savings and synergies;

     - unforeseen costs and expenses incurred in connection with the integration of MeriStar Partnership into us; and

     - economic or competitive uncertainties and contingencies.

FELCOR AND WE MAY BE UNABLE TO COMPLETE PLANNED FINANCINGS FOR THE MERGERS.

     We, together with FelCor, intend to obtain an estimated $1.4 billion of financing in connection with the mergers. In addition, we have obtained a commitment for $500 million of financing which will be available for use to fund, if necessary, our obligation to repurchase up to $500 million of outstanding senior notes of MeriStar Partnership after the merger. We have completed $963 million of these planned financings, but only have commitments from lenders for $825 million of the financings. These commitments are subject to final documentation. Additionally, FelCor has a term sheet but no commitments for $100 million of financing in the form of the sale of its perpetual preferred stock. FelCor may be unable to complete all of these committed or uncommitted financings.

FELCOR AND WE MAY NOT BE ABLE TO CLOSE COMMITTED FINANCING NECESSARY TO ENABLE US TO MAKE REQUIRED OFFERS TO PURCHASE ALL OF THE OUTSTANDING MERISTAR PARTNERSHIP NOTES AS A RESULT OF THE MERGER AND PARTNERSHIP MERGER.

     The terms of approximately $856.3 million in aggregate principal amount of convertible subordinated notes, subordinated notes and senior notes of MeriStar and MeriStar Partnership will require FelCor and us to make offers to repurchase those notes because of the completion of the mergers. We have obtained financing or commitments for financing sufficient to repurchase all of the notes that may be tendered for repurchase. However, the commitments that we have obtained are subject to final documentation and may not be completed. The offers to purchase must be made within ten days after the merger occurs, and the purchases must be completed within 30 to 60 days after the offers are made. We currently expect, based on the market prices, that the holders of the convertible subordinated notes, of which $154.3 million in principal amount is outstanding, and the subordinated notes, of which $202.6 million in principal amount is outstanding, will accept our offers to repurchase. If all of these notes are tendered, we will have to pay 100% of the principal amount of the convertible subordinated notes and 101% of the principal amount of the subordinated notes plus, in each case, accrued interest. Based on the current market price of the senior notes in the principal amount of $500 million, we cannot predict at this time whether the holders of those senior notes will tender those notes under the offers. If those noteholders tender their senior notes, we will be required to redeem the tendered notes at 101% of their principal amount of $500 million outstanding plus accrued interest.

FAILURE TO COMPLETE THE MERGER AND PARTNERSHIP MERGER MAY REQUIRE, UNDER SPECIFIED CIRCUMSTANCES, PAYMENT OF TERMINATION FEES AND MAY RESULT IN A DECREASE IN THE MARKET PRICE OF THE COMMON STOCK OF MERISTAR AND THE VALUE OF MERISTAR PARTNERSHIP UNITS.

     The merger is subject to stockholder approval of both FelCor and MeriStar and other customary conditions. The parties might not be able to satisfy these conditions and complete the merger and partnership merger. Failure to complete the mergers, under specified circumstances, may require MeriStar to pay a termination fee and FelCor's expenses in connection with the mergers. These payments could amount to as much as $40 million. In addition, failure to complete the mergers could result in a possible decline in the market price of MeriStar common stock and the value of MeriStar Partnership units to the extent current market prices reflect a market assumption that the mergers will be completed. See "The Merger Agreement -- Expenses and Termination Fees."

THE DIRECTORS AND EXECUTIVE OFFICERS OF FELCOR AND MERISTAR HAVE INTERESTS IN THE COMPLETION OF THE MERGER AND PARTNERSHIP MERGER THAT MAY CONFLICT WITH THE INTERESTS OF THE STOCKHOLDERS OF THEIR RESPECTIVE COMPANIES.

     Some FelCor and MeriStar executive officers and directors have interests in, and will receive benefits from, the merger and the partnership merger that differ from, or are in addition to, and, therefore, may conflict with the interests of MeriStar Partnership unitholders generally, including the following:

     - Paul W. Whetsell, the current Chairman, Chief Executive Officer and a director of MeriStar, and Steven D. Jorns, the current Vice Chairman and a director of MeriStar, will become directors of FelCor.

     - Bruce G. Wiles, the current President, Chief Investment Officer and a director of MeriStar, has been offered employment by FelCor.

     - We will be obligated to make severance payments totaling approximately $1,024,000, $405,000, $900,000 and $986,000, to Paul Whetsell, Steven
       Jorns, John Emery and Bruce Wiles, under their employment contracts, which require these payments upon their resignation or termination in connection with MeriStar's change of control arising from the merger. In addition, we will be obligated to pay $1,368,000 and $800,000 to Messrs. Whetsell and Emery, respectively, in consideration of their entering into a one year covenant not to take comparable positions at another hotel REIT. Finally, we will be obligated to make tax reimbursement payments to Messrs.
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

       Whetsell, Emery and Wiles in the event any amounts they receive are subject to an excise tax under Section 4999 of the Code, which taxes some payments that are contingent on a change of control within the meaning of
       Section 280G of the Internal Revenue Code. Although the parties currently expect the tax reimbursement obligations of FelCor to be limited to approximately $500,000, the issues relating to the determination of those liabilities are complex and subject to varied interpretations. Depending on the amount, if any, of the payments to be received by these individuals that are ultimately determined to be subject to the excise tax, FelCor's reimbursement obligations could be as much as $6.0 million to Mr. Whetsell, $3.8 million to Mr. Emery and $550,000 to Mr. Wiles.

     - We expect to make severance payments to approximately 40 other legal, administrative, accounting and clerical employees of MeriStar, totalling approximately $2 million, because we do not intend to employ them after the merger and partnership merger. None of these employees is an executive officer of MeriStar or entitled to tax reimbursements.

     - Any unvested restricted stock and options held by officers and directors of MeriStar will vest as a result of the merger. Mr. Whetsell owns 125,000 unvested shares of restricted stock and unvested options to purchase 284,580 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $3.4 million. Mr. Emery owns 67,334 unvested shares of restricted stock and unvested options to purchase 156,978 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $2.0 million. Mr. Jorns owns unvested options to purchase 8,333 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $11,300. Mr. Wiles owns 50,667 unvested shares of restricted stock and unvested options to purchase 116,666 shares of MeriStar common stock, all of which will vest as a result of the merger, with an aggregate value of approximately $1.6 million. Mr. Wiles will be required to waive the accelerated vesting of these options if he accepts employment with us. All of the values expressed in this paragraph are based on the closing price of $21.45 per share of MeriStar common stock on May 9, 2001. Option values are based on the difference between that closing price per share and the exercise price per share, if positive.

     - Each of the profits-only units in MeriStar Partnership of Messrs. Whetsell and Emery will vest and be exchanged for $4.60 in cash and 0.784 of a common unit in us as a result of the partnership merger. Mr. Whetsell owns 342,917 unvested profits-only units in MeriStar Partnership, all of which will vest as a result of the merger, with an aggregate value of approximately $7.5 million. Mr. Emery owns 221,459 unvested profits-only units in MeriStar Partnership, all of which will vest as a result of the merger, with an aggregate value of approximately $4.9 million. Because each of our common units is exchangeable for a share of FelCor common stock, the value of each profits-only unit is based on 0.784 times the closing price of $22.10 per share of FelCor common stock on May 9, 2001, plus $4.60. Other officers and directors of MeriStar collectively own 125,000 profits-only units that will also be exchanged for cash and common units in FelCor Partnership, but their unvested profits-only units will be canceled.

     - Thomas J. Corcoran, Jr., President, Chief Executive Officer and a director of FelCor, Richard O. Jacobson, a director of FelCor, and Thomas
       L. Wiese, a Vice President of FelCor, collectively own 93,160 common units in MeriStar Partnership, with an aggregate value of approximately $2.0 million. Because each MeriStar Partnership common unit is exchangeable for one share of MeriStar common stock, the aggregate value of these holdings is based on the closing price of $21.45 per share of MeriStar common stock on May 9, 2001.

     - From and after the effective time of the merger, FelCor will indemnify the present and former directors and officers of MeriStar and maintain directors' and officers' liability insurance for these individuals for six years after the effective time of the merger.

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

FAILURE TO COMPLETE THE MERGER AND PARTNERSHIP MERGER MAY RESULT IN OTHER ADVERSE CONSEQUENCES TO MERISTAR AND MERISTAR PARTNERSHIP.

     Under the merger agreement, the parties agreed to some affirmative and negative covenants, including covenants affecting the conduct of their respective businesses outside the ordinary course of business. Accordingly, the parties may forego opportunities which otherwise would be available to them had the merger agreement not been executed. In addition, transactions such as the mergers can disrupt relationships with employees and others with whom the parties have existing or prospective relationships. Accordingly, if the merger agreement is terminated, the ability of MeriStar and MeriStar Partnership to continue their pre-merger business plans could be adversely affected. MeriStar expects to incur approximately $10 million in expenses for the merger and related transactions, which may not be reimbursable.

WE HAVE HAD AND EXPECT TO HAVE INCREASES IN LEVERAGE THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our leverage has increased to fund our renovation, redevelopment and rebranding program and our share repurchase program. In addition, we expect our leverage to further increase as a result of the completion of the mergers and related financings. FelCor's share repurchase program authorizes repurchases of up to an aggregate maximum of $300 million. Through June 30, 2001, FelCor had repurchased approximately 10.4 million shares of its common stock under this program at an aggregate cost of approximately $189 million. Any FelCor share repurchases result in a like redemption by us of units held by FelCor for similar consideration.

     At June 30, 2001, we alone had:

     - Approximately $2.1 billion in consolidated debt, of which approximately $702.8 million was secured by mortgages or capital leases and $12.1 million had a maturity date of less than 12 months;

     - A ratio of total debt to market capitalization of 51.6%;

     - A ratio of consolidated debt to investment in hotels at cost of 40%; and

     - A ratio of earnings before interest, income tax, depreciation and amortization, or EBITDA, to interest expense for the six months then ended of 2.8-to-1.

     At the same date, MeriStar alone had:

     - Approximately $1.7 billion in consolidated debt, of which approximately $375.8 million was secured by mortgages or capital leases and $39.6 million had a maturity date of less than 12 months;

     - A ratio of total debt to market capitalization of 63.9%; and

     - A ratio of EBITDA to interest expense for the same six month period of 2.7-to-1.

     At June 30, 2001, on a pro forma basis, we would have had:

     - Approximately $3.6 billion in consolidated debt, of which approximately $1.4 billion would have been secured by mortgages or capital leases and $26.2 million would have had a maturity date of less than 12 months;

     - A ratio of total debt to market capitalization of 57.4%;

     - A ratio of consolidated debt to investment in hotels at cost of 50.5%;
       and

     - A ratio of EBITDA to interest expense for the six months then ended of 2.6-to-1.

     The degree to which we will be leveraged could have important consequences for the combined company going forward and for you. For example, it could:

     - limit our ability to obtain additional financing, if needed, for working capital, our renovation, redevelopment and rebranding plans, acquisitions, debt service requirements or other purposes;

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

     - increase our vulnerability to adverse economic and industry conditions, as well as fluctuations in interest rates;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, payment of dividends or other purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - place us at a competitive disadvantage compared to our competitors that have less debt.

THE EARNINGS PER UNIT AND FUNDS FROM OPERATIONS OF THE COMBINED PARTNERSHIP WILL BE ADVERSELY AFFECTED BY INCREASED INTEREST EXPENSE.

     Interest expense of the combined partnership will be increased primarily as a result of the debt financing of the approximately $225 million in aggregate cash consideration being paid to MeriStar stockholders and MeriStar Partnership unitholders in the mergers and the related merger transaction costs and financing costs of approximately $59 million. On a pro forma basis, for the year ended December 31, 2000, interest expense of the combined partnership exceeded historical levels by approximately $32.4 million. The increase in interest expense will have a negative impact on the combined partnership's earnings per unit of $0.32 and funds from operations of $32.4 million.

CONFLICTS OF INTEREST COULD ADVERSELY AFFECT OUR BUSINESS.

     Certain FelCor directors and executive officers. Six Continents Hotels, formerly Bass Hotels and Resorts, currently manages 90 of FelCor's hotels. Richard C. North, who joined FelCor's board during 1998, is the Group Finance Director of Six Continents, plc, which is the parent of Six Continents Hotels and, together with its affiliates, owns FelCor common stock and our units aggregating approximately 16.1% of FelCor's outstanding common stock and units.

     Issues may arise under the leases, franchise agreements and management contracts, and in the allocation of acquisition and management opportunities, that present conflicts of interest due to the relationship of Mr. North to the companies with which he is associated. As an example, in the event we enter into new or additional hotel management contracts or other transactions with Six Continents Hotels, the interests of Mr. North, by virtue of his relationship with Six Continents, plc, may conflict with our interests. For example, any increase in management fees payable to Six Continents Hotels may decrease our profits to the benefit of Six Continents Hotels. Also, in the selection of franchises under which our hotels will be operated, Mr. North by virtue of his relationship with Six Continents plc, may have interests that conflict with our interests.

     Upon completion of the mergers, two of FelCor's directors will serve on the board of directors of MeriStar Hotels & Resorts, and one of those two directors, Paul Whetsell, will continue to serve as the Chief Executive Officer of MeriStar Hotels & Resorts. In addition, Mr. Bruce Wiles, who has been offered employment with FelCor as an executive officer following the mergers, owns 335,823 units of limited partnership interest in the operating partnership of MeriStar Hotels & Resorts, with an aggregate value of $466,794, based on the closing price of $1.39 per share of MeriStar Hotels & Resorts common stock on August 30, 2001. Further, our relationship with MeriStar Hotels & Resorts will be governed by the terms of an intercompany agreement. The initial intercompany agreement was not negotiated on an arm's-length basis, although the recent amendment to the intercompany agreement in connection with the REIT Modernization Act was subject to an arm's-length negotiation. We may have conflicting views with MeriStar Hotels & Resorts on the manner in which our hotels are operated and managed, and with respect to acquisitions and dispositions. Conflicts may also arise in connection with the $50.0 million revolving credit facility, which had $36.0 million outstanding as of June 30, 2001, from MeriStar to MeriStar Hotels & Resorts and the parties' rights under the intercompany agreement. As a result, FelCor directors and executive officers who serve at or have interests in MeriStar Hotels & Resorts may be presented with

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

decisions which benefit FelCor to the detriment of MeriStar Hotels & Resorts or benefit MeriStar Hotels & Resorts to FelCor's detriment. Inherent potential conflicts of interest will be present in all of the numerous transactions between MeriStar Hotels & Resorts and us.

     We generally will be obligated under each of our management agreements with MeriStar Hotels & Resorts to pay a termination fee to MeriStar Hotels & Resorts if we elect to sell a hotel or if we elect not to restore a hotel after a casualty and do not replace it with another hotel subject to a management agreement with a fair market value equal to the fair market value of MeriStar Hotels & Resorts' remaining management fee due under the management agreement to be terminated. Where applicable, the termination fee is equal to the present value, using a discount rate of 10%, of the remaining payments under the agreement, assuming that MeriStar Hotels & Resorts would have been paid a management fee under the agreement to be terminated, based on the operating results for the 12 months preceding termination. Based on operating results for relevant hotels for the 12 months ended June 30, 2001, the aggregate termination fees payable under all of the management contracts would have ranged between $170 million and $180 million. A decision to sell a hotel may, therefore, have significantly different consequences for MeriStar Hotels & Resorts and us.

     FelCor anticipates that any director who has a conflict of interest with respect to an issue presented to the FelCor board will abstain from voting upon that issue, although he will have no legal obligation to do so. FelCor has no provisions in its bylaws or charter that require an interested director to abstain from voting on an issue as a FelCor director. FelCor does not expect to add provisions in its charter and bylaws to this effect. Although each director has a duty to FelCor to act in good faith, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to FelCor's best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which he or companies with which he is associated have an interest could influence the votes of other directors regarding the issue.

     The relationship with MeriStar Hotels & Resorts may restrict future opportunities. MeriStar is a party to an intercompany agreement with MeriStar Hotels & Resorts, which will be assumed by us in the mergers. The intercompany agreement will generally grant MeriStar Hotels & Resorts a right of first refusal with respect to any management opportunity at any of our properties that we do not elect to have managed by the hotel brand owner. Following the mergers, each of these opportunities will be made available to MeriStar Hotels & Resorts only if we determine that:

     - consistent with FelCor's status as a REIT, we must enter into a management agreement with an unaffiliated third party with respect to the property;

     - MeriStar Hotels & Resorts is qualified to be the manager of that property; and

     - we decide not to have the property operated by the owner of a hospitality brand under that brand.

Although 90% of our current properties are managed by hotel brand owners, the intercompany agreement will limit our freedom to engage hotel management companies to manage our hotels that are not managed by hotel brand owners.

     In addition, under the intercompany agreement, each party must cooperate with the other party to effect any securities issuance of the other party by assisting in the preparation of any registration statement or other document required in connection with the issuance.

     Acquisition of lessees. As a result of the passage of the REIT Modernization Act, FelCor and MeriStar are able to form taxable REIT subsidiaries, referred to as TRSs, to acquire the lessee's interest in our existing hotel leases and to serve as lessees for any hotels acquired beginning January 1, 2001. A TRS is a fully taxable corporation which may be owned 100% by a REIT. A TRS generally is permitted to engage in businesses, own assets and earn income that, if engaged in, owned or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. A TRS is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or
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

manage hotels, except through an independent hotel management company that satisfies applicable requirements under the federal income tax laws. A TRS generally is not allowed to act as a licensor or a franchisor of any brand name under which any hotel is operated.

     The acquisition of one of our primary lessees, DJONT Operations L.L.C., or DJONT, was completed effective January 1, 2001. In consideration for the acquisition of DJONT, we issued 416,667 units of limited partnership interest valued at approximately $10 million. The acquisition of DJONT required negotiations between FelCor and the owners of DJONT, including Mr. Corcoran and the children of Charles N. Mathewson, a director of FelCor. The interests of Mr. Corcoran and Mr. Mathewson were in direct conflict with our interests in these negotiations. Accordingly, they abstained from participation in the discussion and vote by the FelCor board on this matter.

     In December 2000, we sold one hotel and, effective January 1, 2001, completed the acquisition of leases with respect to 12 hotels, that had been leased to and operated by Six Continents Hotels. In consideration for the acquisition and termination of these leases and the related management agreements, 413,585 shares of FelCor common stock valued at approximately $10 million were issued to Six Continents Hotels. We acquired the remaining 88 leases held by Six Continents, effective July 1, 2001. We have contributed these leases to our TRSs. In consideration for these 88 leases, FelCor issued 100 shares of FelCor common stock and our subsidiaries agreed to new long-term management agreements with Six Continents subsidiaries to manage these hotels. The acquisition of the leases held by Six Continents Hotels involved negotiations between FelCor and Six Continents Hotels. Richard C. North, a director of FelCor, is the Group Finance Director of Six Continents, plc. The interest of Six Continents, plc in those negotiations was in direct conflict with FelCor's interests. Mr. North abstained from participating in any discussion or vote by FelCor's board relating to these transactions.

     Adverse tax consequences to some affiliates on a sale of some hotels. Messrs. Corcoran and Mathewson may incur additional tax liability if we sell our investments in six hotels that we acquired in July 1994 from partnerships controlled by these individuals. Consequently, our interests could differ from Messrs. Corcoran's and Mathewson's interests in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by FelCor through a majority of its independent directors.

EACH OF THE PARTIES HAS, AND THE COMBINED PARTNERSHIP WILL HAVE, RESTRICTIVE DEBT COVENANTS THAT COULD ADVERSELY AFFECT ITS ABILITY TO RUN ITS BUSINESS.

     At June 30, 2001, FelCor and we were parties to indentures governing an aggregate $1.4 billion in principal amount of our outstanding notes and agreements governing our $600 million line of credit. At June 30, 2001, MeriStar and MeriStar Partnership were parties to indentures governing an aggregate $856.3 million in principal amount of outstanding notes and agreements governing their $500 million line of credit and $195 million in term loans. At June 30, 2001, on a pro forma basis, the combined partnership would have had an aggregate of $1.9 billion in indebtedness under its senior notes and an aggregate of $330.4 million in debt under its line of credit. All of this indebtedness contains or will contain various restrictive covenants including, among others, provisions restricting the borrower from:

     - incurring indebtedness;

     - making distributions;

     - making investments;

     - engaging in transactions with affiliates;

     - incurring liens;

     - merging or consolidating with another person;

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

     - disposing of all or substantially all of its assets; or

     - permitting limitations on the ability of the borrower's subsidiaries to make payments to the borrower.

These restrictions may adversely affect the ability of the combined partnership to finance its operations or engage in other business activities that may be in its best interest. For example, on a pro forma basis, under the most restrictive of these covenants that will be applicable to the combined partnership, the combined partnership would be able to incur no more than $611 million in additional indebtedness for the purpose of acquiring additional hotels and $280 million for purposes other than acquiring additional hotels following the merger and partnership merger, assuming the mergers had occurred on June 30, 2001.

     In addition, some of these agreements will require the combined partnership to maintain specified financial ratios. The ability of the combined partnership to comply with these ratios going forward may be affected by events beyond its control. These covenants also may restrict the ability of the combined partnership to engage in some transactions. In addition, any breach of these limitations could result in the acceleration of most of the combined partnership's outstanding debt. The combined partnership may not be able to refinance or repay its debts in full under those circumstances.

MERISTAR PARTNERSHIP AND WE ENCOUNTER INDUSTRY RELATED RISKS THAT MAY ADVERSELY AFFECT OUR BUSINESSES, AND THE COMBINED PARTNERSHIP WILL ENCOUNTER THE SAME RISKS.

     The recent economic slowdown has adversely affected the RevPAR performance of MeriStar Partnership and us and, if it worsens or continues, these effects could be material. Both MeriStar Partnership and we experienced declines in revenue per available room, or RevPAR, during the second quarter of 2001, as compared to the same period of 2000, of 6.0% for MeriStar Partnership and 7.4% for us. A sharper than anticipated decline in business travel was the primary cause of the declines, which were principally reflected in decreased occupancies. Both MeriStar Partnership and we expect that the hotel industry will experience a RevPAR decline for the full year 2001. The current economic slowdown and the resulting declines in RevPAR, which began in March 2001, are currently continuing. MeriStar Partnership and we both anticipate that third quarter RevPAR will be less than that of the prior year period and less than that of the second quarter of 2001. The decline in occupancy during the second and third quarters is expected to lead to declines in room rates as hotels compete more aggressively for guests. If the economic slowdown worsens or continues for a protracted time, it could have a material adverse effect on the operations and earnings of MeriStar Partnership, us and the combined partnership.

     Investing in hotel assets involves special risks. MeriStar Partnership and we have invested almost entirely in hotel-related assets, and the hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

     - competition from other hotels;

     - construction of more hotel rooms in a particular area than needed to meet demand;

     - increases in energy costs and other travel expenses that reduce business and leisure travel;

     - adverse effects of declines in general and local economic activity;

     - fluctuations in revenue caused by the seasonal nature of the hotel industry;

     - adverse effects of a downturn in the hotel industry; and

     - risks generally associated with the ownership of hotels and real estate, as discussed below.

     The combined partnership will have increased concentration of hotels in the upscale, full-service segment, which may increase its susceptibility to an economic downturn. As a percentage of total rooms, we currently have 18% of our hotels in the upscale, full-service segment, MeriStar Partnership currently has 65% of its hotels in this segment, and the combined partnership will have 38% of its hotels in this segment. In an economic downturn, hotels in this segment, which generally demand higher room rates, may be more susceptible to a decrease in revenues, as compared to hotels in other segments that have lower room rates. This characteristic may result from hotels in this segment generally targeting business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting trips or seeking to reduce costs on the trips that are taken, which could have a material adverse effect on the revenues and results of operations of the combined partnership.

     The combined partnership will have geographic concentration in three states which may create risks of regional economic and weather conditions. We derived approximately 48% of our revenues for the twelve months ended June 30, 2001 from hotels located in three states: California, Florida and Texas. As a result of the merger and partnership merger, on a pro forma basis, the revenue from these three states for the twelve months ended June 30, 2001 would be reallocated to reduce the reliance on any one state but, collectively, would still account for approximately 48% of the combined partnership's revenues. Therefore, following the mergers, adverse economic or weather conditions in these states will have a greater effect on the combined partnership than similar conditions in other states.

     MeriStar Partnership and we could each face increased competition. Each of MeriStar Partnership's and our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which FelCor and MeriStar hotels are located, which could adversely affect the results of operations of these hotels. An oversupply of hotel rooms could adversely affect both occupancy and rates in the markets in which FelCor and MeriStar hotels are located. A significant increase in the supply of midprice, upscale and upper upscale hotel rooms and suites, if demand fails to increase proportionately, could have a severe adverse effect on the business, financial condition and results of operations of MeriStar Partnership and us.

     Acquisition growth opportunities have decreased. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990's. This generally has resulted in higher prices for hotels. In addition, current market prices of FelCor's and MeriStar's common stock make their cost of equity capital relatively high. These conditions have resulted in fewer attractive acquisition opportunities. An important part of MeriStar Partnership's and our historical growth strategy has been the acquisition and, in many instances, the renovation and repositioning of hotels at less than replacement cost. Continued industry consolidation and competition for acquisitions could adversely affect the growth prospects of the combined partnership going forward. MeriStar Partnership and we compete for hotel investment opportunities with other companies, some of which have greater financial or other resources than MeriStar Partnership and we have. Competitors may have a lower cost of capital and may be able to pay higher prices or assume greater risks than would be prudent for MeriStar Partnership and we to pay or assume.

     MeriStar Partnership and we are subject to possible adverse effects of franchise and licensing agreement requirements. Substantially all of our hotels and the hotels of MeriStar Partnership are operated under existing franchise or license agreements with nationally recognized hotel brands. Each license agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the franchisor system. Compliance with these standards could require a franchisee to incur significant expenses or capital expenditures, which could adversely affect MeriStar Partnership's and our results of operations and ability to make payments on indebtedness. Also, changes to these standards could conflict with a hotel's specific business plan or limit a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor.

     If a franchise license terminates due to MeriStar Partnership's or our failure to make required improvements, MeriStar Partnership or we may be liable to the franchisor for a termination payment. These termination payments vary by franchise agreement and hotel. The loss of a substantial number of franchise licenses and the related termination payments could have a material adverse effect on MeriStar Partnership's or our business because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The franchise agreements could also expire or terminate, with specified renewal rights, at various times. As a condition to renew, the franchise agreements could involve a renewal application process that would require substantial capital improvements, for which MeriStar Partnership or we would be responsible, to be made to the land or hotels.

     As a condition to the mergers, both MeriStar Partnership and we must obtain the consent of a number of MeriStar Partnership's franchisors, and obtaining those consents may require additional expenditures or impose additional conditions. If required consents are not obtained, the partnership merger may not be completed. If the failure to obtain one or more consents is waived and the partnership merger completed, the related franchises may be terminated, and we may be liable to the franchisor for termination payments. Assuming all of the MeriStar Partnership franchises were terminated on June 30, 2001, MeriStar Partnership and we estimate that the aggregate of these termination payments, if required, would be in the range of $120 million to $130 million. The loss of a substantial number of franchises and the related termination payments could have a material adverse effect on the combined partnership's results of operations.

     The combined partnership will be subject to the continued risks of brand concentrations under a limited number of brands. Following the mergers, the combined partnership will continue to be subject to the potential risks associated with concentration of its hotels under a limited number of brands. A negative public image or other adverse event which becomes associated with the brand could adversely affect hotels operated under that brand. The following percentages of the combined partnership's revenues are expected to be generated by hotels operated under each of the indicated brands based on revenues for the twelve months ended June 30, 2001:

     - Embassy Suites                25.4%

     - Holiday Inns                  21.0%

     - Sheraton and Sheraton
       Suites                         9.2%

     - Crowne Plaza                   8.8%

     - Hilton and Hilton Suites       8.4%

Should any of these brands suffer a significant decline in popularity with the traveling public, it could affect the combined partnership's revenues and profitability.

     MeriStar Partnership and we are subject to the additional risks of hotel operations. Prior to January 1, 2001, substantially all of the hotels of MeriStar Partnership and us were leased to unaffiliated third parties under leases providing for the payment of rent based, in part, upon revenues from the hotels. Accordingly, operating risks to MeriStar Partnership and us were essentially limited to changes in hotel revenues and to the lessees' ability to pay the rent due under the leases. On January 1, 2001, TRSs of MeriStar Partnership acquired the leaseholds of substantially all of MeriStar Partnership's hotels, and our TRS purchased the leaseholds of 98 of its hotels. Effective July 1, 2001, we acquired 88 leaseholds held by Six Continents Hotels. As a result of these acquisitions, MeriStar Partnership and we became subject to the risk of fluctuating hotel operating expenses, including but not limited to:

     - wage and benefit costs;

     - repair and maintenance expenses;

     - the costs of gas and electricity, which have increased significantly in recent months;

     - the costs of liability insurance; and

     - other operating expenses.

These operating expenses are more difficult to predict and control than revenue, resulting in an increased risk of volatility in MeriStar Partnership's and our results of operations.

     The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at the hotels of both MeriStar Partnership and us can be expected to cause quarterly fluctuations in each party's revenues. Quarterly earnings also may be adversely affected by events beyond the control of both MeriStar Partnership and us, such as extreme weather conditions, economic factors and other considerations affecting travel.

     MeriStar Partnership and we lack control over hotel management and operations. MeriStar Partnership and we are dependent on the ability of unaffiliated third party managers to operate and manage its and our hotels. In order to maintain REIT status, FelCor and MeriStar cannot operate their hotels or any subsequently acquired hotels. As a result, FelCor and MeriStar are unable to directly implement strategic business decisions for the operation and marketing of their hotels, such as decisions with respect to the setting of room rates, food and beverage operations and similar matters.

MERISTAR PARTNERSHIP'S AND OUR ABILITY TO GROW MAY BE LIMITED BY THE ABILITY TO ATTRACT DEBT FINANCING.

     Recently, MeriStar Partnership and we have focused on internal growth strategies, which include the renovation, redevelopment and rebranding of hotels to achieve improved revenue performance. MeriStar Partnership and we may not be able to fund growth solely from cash provided from operating activities because each of MeriStar and FelCor must distribute at least 90% of its taxable income each year to maintain its status as a REIT. Consequently, MeriStar Partnership and we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements and may be dependent upon the ability to attract debt financing from public or institutional lenders. FelCor intends to continue to operate the combined company as a REIT following the merger. We may not be successful in attracting sufficient debt financing to fund future growth at an acceptable cost. In addition, FelCor currently has, and expects to continue following the merger and partnership merger, a policy of limiting debt to not more than 55% of its investment in hotel assets, at cost. This policy is a FelCor board policy only and not a requirement contained in FelCor's or our organizational documents. Accordingly, the policy may be modified or waived by the FelCor board, which it has done previously, increasing the limitation from 40% in June 1998 to 50% in February 2000 and to its current 55% in May 2001. Unless further waived or modified by its board of directors, this limitation could also limit FelCor's ability to incur additional debt to fund its continued growth. At June 30, 2001, on a pro forma basis, FelCor's consolidated debt represented 50.5% of its investment in hotels at cost.

FELCOR AND MERISTAR ARE SUBJECT TO POTENTIAL TAX RISKS.

     The federal income tax laws governing REITs are complex. Each of FelCor and MeriStar has operated and, following the merger, FelCor intends to continue to operate, in a manner that is intended to qualify it as a REIT under federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, neither FelCor nor MeriStar can be certain that it has been, and FelCor cannot be certain that it will continue to be, successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT.

     Failure to make required distributions would subject FelCor to tax. Each year, a REIT must pay out to its stockholders at least 90%, or 95% for taxable years prior to 2001, of its taxable income, other than any net capital gain. To the extent that a REIT satisfies the distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed taxable income. In addition, a REIT will be subject to a 4% nondeductible excise tax if the actual amount it pays out to its stockholders in a calendar year is less than the minimum amount specified in the federal income tax laws. Each of FelCor and MeriStar has paid out, and FelCor intends to continue to pay out, its income to its stockholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax. FelCor's and MeriStar's only source of funds to make those distributions comes from distributions to FelCor from FelCor Partnership and to MeriStar from MeriStar Partnership. Accordingly, FelCor or MeriStar may be required to borrow money or sell assets to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% tax in a particular year.

     Failure to qualify as a REIT would subject FelCor to federal income tax. If FelCor fails to qualify as a REIT in any taxable year, FelCor would be subject to federal income tax on its taxable income. FelCor might need to borrow money or sell hotels in order to pay any such tax. FelCor's payment of income tax would decrease the amount of its income available to be paid out to its stockholders. In addition, FelCor would no longer be required to pay out most of its taxable income to its stockholders. Unless its failure to qualify as a REIT were excused under federal income tax laws, FelCor could not re-elect REIT status until the fifth calendar year following the year in which it failed to qualify. In addition, FelCor's or MeriStar's failure to qualify as a REIT in any taxable year prior to or ending on completion of the mergers could jeopardize FelCor's REIT status after the mergers and/or cause FelCor to be subject to federal income tax.

     Failure to have distributed earnings and profits of Bristol Hotel Company or CapStar Hotel Company in 1998 would cause FelCor or MeriStar to fail to qualify as a REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits, described generally for federal income tax purposes as cumulative undistributed net income, from a non-REIT corporation. In connection with the merger of Bristol Hotel Company, or Bristol, with and into FelCor in 1998, Arthur Andersen LLP prepared and provided to FelCor its computation of Bristol's accumulated earnings and profits through the date of the merger, and FelCor made a corresponding special one-time distribution to its stockholders. In connection with the merger of CapStar Hotel Company, or CapStar, with and into American General Hospitality Corporation, the predecessor to MeriStar, in 1998, KPMG LLP prepared and provided to MeriStar its computation of CapStar's accumulated earnings and profits through the date of the merger, and the distribution of the stock of MeriStar Hotels & Resorts, Inc. by CapStar prior to the CapStar merger was determined to be sufficient to reduce the earnings and profits of CapStar to zero at the time of the CapStar merger. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the computations of Arthur Andersen LLP and KPMG LLP are not binding on the Internal Revenue Service. Should the Internal Revenue Service successfully assert either that Bristol's accumulated earnings and profits were greater than the amount so distributed by FelCor or that CapStar's accumulated earnings and profits were greater than the amount so distributed by CapStar, FelCor may fail to qualify as a REIT. Alternatively, the Internal Revenue Service may permit FelCor to avoid losing its REIT status by paying a deficiency dividend, on MeriStar's or its own behalf, to eliminate any remaining accumulated earnings and profits of Bristol or CapStar. There can be no assurance, however, that the Internal Revenue Service would not assert loss of REIT status as the penalty for failing to distribute the accumulated earnings and profits of Bristol or CapStar in 1998.

     A sale of assets acquired from Bristol or CapStar within ten years after the respective merger will result in corporate income tax. If FelCor sells any asset that it acquired from Bristol within ten years after FelCor's merger with Bristol, or FelCor sells any asset that MeriStar acquired from CapStar within ten years after its merger with CapStar, and FelCor recognizes a taxable gain on the sale, FelCor will be taxed at the highest corporate rate on an amount equal to the lesser of:

     - the amount of gain that FelCor recognizes at the time of the sale; or

     - the amount of gain that FelCor or MeriStar, as appropriate, would have recognized if it had sold the asset at the time that it acquired the asset from Bristol or CapStar, as appropriate, for its then fair market value.

The sales of the Bristol and CapStar hotels that have occurred to date have not resulted in any material amount of tax liability. If FelCor is successful in selling the remaining 15 hotels designated as assets held for sale, FelCor could incur corporate income tax with respect to the related built-in gain, the amount of which cannot yet be determined.

DEPARTURE OF KEY PERSONNEL, INCLUDING MR. CORCORAN, COULD ADVERSELY AFFECT OUR FUTURE OPERATING RESULTS.

MERISTAR PARTNERSHIP AND WE ARE SUBJECT TO RISKS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP.

     General Risks. MeriStar Partnership's and our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

     - adverse changes in general or local economic or real estate market conditions;

     - changes in zoning laws;

     - changes in traffic patterns and neighborhood characteristics;

     - increases in assessed valuation and tax rates;

     - increases in the cost of property insurance;

     - governmental regulations and fiscal policies;

     - the potential for uninsured or underinsured property losses;

     - the impact of environmental laws and regulations; and

     - other circumstances beyond their control.

Moreover, real estate investments are relatively illiquid, and neither MeriStar Partnership nor we may be able to vary our respective portfolios in response to changes in economic and other conditions.

     Compliance with environmental laws may adversely affect MeriStar Partnership's and our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating hazardous substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous substances at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. This liability may be imposed without regard to fault or the legality of a party's conduct and may, in some circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances, including asbestos-containing materials, into the environment. Environmental laws and regulations may require an owner to incur substantial expenses and limit the use of its properties. MeriStar Partnership or we could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in some instances, by private parties. The existence of hazardous substances on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against, the property.

     Future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, may impose additional material environmental liability. In addition, the environmental condition or liability relating to the hotels of MeriStar Partnership or us may be affected by new information or changed circumstances, by the condition of properties in the vicinity of those hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.

     Compliance with the Americans with Disabilities Act may adversely affect MeriStar Partnership's and our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet some federal requirements for access and use by disabled persons. Both MeriStar Partnership and we believe that our respective hotels substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that the hotels are not in compliance with that Act could result in liability for both governmental fines and damages to private parties. If either MeriStar Partnership or we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act, it could adversely affect that partnership's ability to pay its obligations.

THE MERGER AND PARTNERSHIP MERGER MAY CAUSE DILUTION TO OUR EARNINGS PER UNIT.

     The mergers may have a dilutive effect on earnings per common unit of us due to our additional units that will be issued as a result of the mergers, the transaction and integration-related costs, increased interest expense and other factors such as failure to realize the anticipated benefits from cost savings and synergies expected from the mergers. Any dilution in earnings per share could adversely impact the value of our units.

THERE IS NO PUBLIC MARKET FOR OUR UNITS, AND NONE IS EXPECTED TO DEVELOP, WHICH MAY CAUSE SOME DIFFICULTY IN SELLING ANY OF THE UNITS YOU RECEIVE IN THE PARTNERSHIP MERGER.

     There is no public market for our units, and none is expected to develop. Our partnership agreement, however, provides that unitholders may, subject to specified limitations, redeem their units for FelCor common stock on a one-on-one basis or their cash equivalent, at the election of FelCor. The determination of whether the redeeming party receives cash or FelCor common stock is generally, subject to specified exceptions, within the sole discretion of FelCor. If you are unable to redeem your units in us, you may have difficulty selling those units because of the lack of a public market and the restrictions on transfer contained in our partnership agreement. For more information regarding these restrictions on transfer, see "Comparison of Unitholder
Rights -- Transfers -- FelCor Partnership."

THERE ARE DIFFERENCES IN THE RIGHTS OF MERISTAR PARTNERSHIP UNITHOLDERS AND OUR UNITHOLDERS THAT MAY BE DETRIMENTAL TO MERISTAR PARTNERSHIP UNITHOLDERS WHO RECEIVE OUR UNITS IN THE PARTNERSHIP MERGER.

     As a result of the partnership merger, MeriStar Partnership unitholders will no longer own units in MeriStar Partnership and will become limited partners and unitholders in us. Differences between the MeriStar Partnership limited partnership agreement and our limited partnership agreement result in differences in the rights of the MeriStar Partnership unitholders as compared to our unitholders. The rights of our unitholders may in some cases be considered less favorable than the rights of MeriStar Partnership unitholders. The material differences in unitholder rights that may be considered less favorable to MeriStar Partnership unitholders are:

     - We have outstanding two series of preferred units which have preferences over our common units as to distributions or liquidating distributions and over our Series C and Series D preferred units as to liquidating distributions;

     - FelCor may, in its discretion, cause us to issue additional units without limitation, while MeriStar Partnership may not issue additional units if it would have a material adverse impact on the exchange rights or economic interests of existing limited partners;

     - We require FelCor's consent and the transfer and surrender of physical certificates in order to transfer units. Except for some exceptions, which are very similar to those provided in our partnership agreement, no consent of MeriStar is required to transfer units in MeriStar Partnership; and

     - Our partnership agreement does not expressly permit our limited partners to call a meeting of partners, while the partnership agreement of MeriStar Partnership expressly permits limited partners holding at least 25% of its partnership interests to require the call of a partners' meeting.

FELCOR'S CHARTER CONTAINS LIMITATIONS ON OWNERSHIP AND TRANSFER OF SHARES OF ITS STOCK THAT COULD ADVERSELY AFFECT ATTEMPTED TRANSFERS OF FELCOR COMMON STOCK.

     In order for FelCor to maintain its status as a REIT, no more than 50% in value of its outstanding stock may be owned, actually or constructively under the applicable tax rules, by five or fewer persons during the last half of any taxable year. FelCor's charter prohibits, subject to some exceptions, any person from owning more than 9.9%, as determined in accordance with the Internal Revenue Code and the Exchange Act, of the number of outstanding shares of any class of its stock. FelCor's charter also prohibits any transfer of its stock that would result in a violation of the 9.9% ownership limit, reduce the number of stockholders below 100 or otherwise result in FelCor failing to qualify as a REIT. Any attempted transfer of shares in violation of the charter prohibitions will be void, and the intended transferee will not acquire any right in those shares. FelCor has the right to take any lawful action that it believes necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve its status as a REIT, including refusing to recognize any transfer of stock in violation of its charter. MeriStar's charter contains substantially similar provisions.

SOME PROVISIONS IN FELCOR'S CHARTER AND BYLAWS AND MARYLAND LAW MAKE A TAKEOVER OF FELCOR MORE DIFFICULT.

     Ownership Limit. The ownership and transfer restrictions of FelCor's charter may have the effect of discouraging or preventing a third party from attempting to gain control of FelCor without the approval of the FelCor board of directors. Accordingly, it is less likely that a change in control, even if beneficial to stockholders or our unitholders, could be effected without the approval of the FelCor board. MeriStar's charter contains substantially similar provisions.

     Staggered Board. FelCor's board of directors is divided into three classes. Directors in each class are elected for terms of three years. As a result, the ability of stockholders to effect a change in control of FelCor through the election of new directors is limited by the inability of stockholders to elect a majority of the FelCor board at any particular meeting. MeriStar's board of directors is also subject to similar provisions.

     Authority to Issue Additional Shares. Under the FelCor charter, the FelCor board of directors may issue preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences and other terms designated by the FelCor board that may delay or prevent a change in control of FelCor, even if the change is in the best interests of stockholders or our unitholders. FelCor currently has outstanding 5,980,600 shares of its $1.95 Series A Cumulative Convertible Preferred Stock and 57,500 shares of its 9% Series B Cumulative Redeemable Preferred Stock. The preferred stock reduces the amount of dividends available, and has dividend, liquidation and other rights superior to the holders of FelCor's common stock. MeriStar's charter also permits the issuance of preferred stock without stockholder approval but prohibits the issuance of preferred stock for anti-takeover purposes or preferred stock that has super-majority voting rights.

     Maryland Takeover Statutes. As a Maryland corporation, FelCor is subject to various provisions under the Maryland General Corporation Law, including the Maryland business combination statute, that may have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for the stock or otherwise be in the best interests of stockholders. Under the Maryland business combination statute, some "business combinations," including some issuances of equity securities, between a Maryland corporation and an "interested stockholder," which is any person who beneficially owns ten percent or more of the voting power of the corporation's shares, or an affiliate of that stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Any of these business combinations must be approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price, as defined in the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. FelCor's charter currently provides that the Maryland control share statute will not apply to any existing or future stock of FelCor. That statute may deny voting rights to shares involved in an acquisition of one-tenth or more of the voting stock of a Maryland corporation. MeriStar has also opted out of the control share statute. To the extent these or other laws are applicable to FelCor, they may have the effect of delaying or preventing a change in control of FelCor even though beneficial to FelCor's stockholders. For more information regarding Maryland takeover statutes, see "Description of FelCor Capital Stock -- Maryland Takeover Statutes."

THERE ARE DIFFERENCES IN RIGHTS OF FELCOR AND MERISTAR STOCKHOLDERS THAT MAY BE DETRIMENTAL TO MERISTAR PARTNERSHIP UNITHOLDERS WHO ELECT, AFTER THE PARTNERSHIP MERGER, TO REDEEM THEIR UNITS FOR FELCOR STOCK AS COMPARED TO MERISTAR STOCK PRIOR TO THE MERGER.

     As a result of the partnership merger, MeriStar Partnership unitholders will no longer have the right to exchange their units for shares of MeriStar common stock and will become unitholders in us. Our unitholders may redeem their units for FelCor common stock or, at FelCor's option, cash equal to the market value of the FelCor common stock at any time. Differences in the provisions of the respective corporate charters and bylaws of FelCor and MeriStar result in differences in the rights of the stockholders of the two corporations. The rights of FelCor stockholders may in some cases be considered less favorable than the rights of MeriStar stockholders. The material differences in stockholder rights that may be considered less favorable to MeriStar stockholders are:

     - FelCor has outstanding two series of preferred stock which have preferences over common stock on dividends or liquidating distributions. MeriStar has no outstanding preferred stock;

     - MeriStar's board, but not FelCor's board, is prohibited by charter provision from issuing preferred stock for anti-takeover purposes or with super-majority voting rights; and

     - Holders of more than 50% of FelCor's outstanding voting stock may vote to remove a director for cause. MeriStar's charter permits removal of a director with or without cause but requires a vote of 75% or more of the outstanding voting stock.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document, and in documents that are incorporated by reference in this document, that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of MeriStar Partnership or us. Also, statements including the words "will," "should," "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions are forward-looking statements. The sections in this document which contain forward-looking statements include "Summary," "Summary Unaudited Pro Forma Condensed Combined Financial Data," "Risk Factors," "The Mergers," "Unaudited Pro Forma Combined Financial Information," "The Combined Partnerships," "Management's Discussion and Analysis of Financial Condition and Results of Operations of FelCor Partnership," "Management's Discussion and Analysis of Financial Condition and Results of Operations of MeriStar Partnership," "Comparative Per Share Market Prices and Dividend Information," "Comparative Distribution Information," "Business and Properties of FelCor Partnership," "Business and Properties of MeriStar Partnership" and "Management of FelCor Partnership." Many factors, some of which are discussed elsewhere in this document and in the documents incorporated by reference in this document, could affect our future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. Important factors that could cause actual results to differ materially from current expectations reflected in these forward-looking statements include, among others, the factors discussed under the caption "Risk Factors" beginning on page 27.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results and unitholder values following completion of the mergers may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of MeriStar Partnership or us to control or predict. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in
Section 27A of the Securities Act and Section 21E of the Exchange Act.

                           THE COMBINED PARTNERSHIPS

GENERAL

     As a result of the partnership merger, MeriStar Partnership will be merged with and into our wholly-owned subsidiary, with MeriStar Partnership surviving as one of our wholly-owned subsidiaries. As a result of the merger, MeriStar will be merged with and into FelCor, which will be the surviving corporation. FelCor will continue to operate as a REIT. We will succeed to the ownership, through MeriStar Partnership and its subsidiaries, of all of MeriStar's owned and leased hotels. See "Unaudited Pro Forma Consolidated Financial Information."

     The following table includes descriptive information about our properties, MeriStar Partnership's properties and the combined partnership's properties as of June 30, 2001.

                                                                 NUMBER OF PROPERTIES
                                             -------------------------------------------------------------
                                                                                               COMBINED
                                             FELCOR PARTNERSHIP(1)   MERISTAR PARTNERSHIP   PARTNERSHIP(1)
                                             ---------------------   --------------------   --------------
Hilton Brands:
  Embassy Suites...........................            59                      3                  62
  Doubletree and Doubletree Guest Suites...            11                      6                  17
  Hampton Inn..............................             4                                          4
  Hilton and Hilton Suites.................             1                     23                  24
  Homewood Suites..........................             1                                          1
Six Continents Brands:
  Holiday Inn..............................            39                      9                  48
  Crowne Plaza and Crowne Plaza Suites.....            18                      5                  23
  Holiday Inn Select.......................            10                      5                  15
  Holiday Inn Express......................             2                                          2
Starwood Brands:
  Sheraton and Sheraton Suites.............            10                     11                  21
  Westin...................................             1                      4                   5
  Four Points by Sheraton..................                                    1                   1
Marriott Brands:
  Courtyard by Marriott....................             2                      5                   7
  Marriott.................................                                    3                   3
  Fairfield Inn............................             5                                          5
Radisson Brands:
  Radisson.................................                                   12                  12
Other Brands...............................             7                     26                  33
                                                      ---                    ---                 ---
          Total Hotels.....................           170                    113                 283
                                                      ===                    ===                 ===

------------

(1) Excludes the 15 hotels designated as held for sale.

     All of MeriStar Partnership's hotels, except for four hotels that are leased and managed by Prime Hospitality, are managed by subsidiaries of MeriStar Hotels & Resorts, which will continue to manage the hotels after completion of the mergers. These hotels are leased to taxable REIT subsidiaries of MeriStar Partnership, which in turn have separate management agreements for each hotel with a subsidiary of MeriStar Hotels & Resorts.

     Of our hotels, including the 15 hotels designated as held for sale, 183 are leased to our taxable REIT subsidiaries and two are not leased. Ninety hotels are managed by subsidiaries of Six Continents Hotels, formerly known as Bass Hotels & Resorts, 72 hotels are managed by subsidiaries of Hilton Hotels Corporation, 11 hotels are managed by subsidiaries of Starwood Hotels and Resorts Worldwide, Inc., and eight hotels are managed by an affiliate of Interstate Hotels Corporation.

RELATIONSHIP WITH MERISTAR HOTELS & RESORTS

     The Intercompany Agreement. MeriStar and MeriStar Partnership are parties to an intercompany agreement with MeriStar Hotels & Resorts. On completion of the mergers, we will assume MeriStar Partnership's rights and obligations under the agreement. The intercompany agreement provides that, for so long as the agreement remains in effect, MeriStar Hotels & Resorts will be prohibited from making real property investments that a REIT could make unless:

     - we are first given the opportunity, but elect not to pursue the activities or investments;

     - it is on land already owned or leased by MeriStar Hotels & Resorts or subject to a lease or purchase option in favor of MeriStar Hotels & Resorts;

     - MeriStar Hotels & Resorts will operate the property under a brand name owned by MeriStar Hotels & Resorts; or

     - it is a minority investment made as part of a lease or management agreement arrangement.

We will have a right of first refusal with respect to any real property investment to be sold by MeriStar Hotels & Resorts.

     The intercompany agreement will generally grant MeriStar Hotels & Resorts a right of first refusal with respect to any management opportunity at any FelCor property that we do not elect to have managed by the hotel brand owner. This opportunity will be made available to MeriStar Hotels & Resorts only if we determine that:

     - consistent with our status as a REIT, we must enter into a management agreement with an unaffiliated third party with respect to the property;

     - MeriStar Hotels & Resorts is qualified to be the manager of that property; and

     - the property is not to be operated by the owner of a hospitality brand under that brand.

     Although 90% of our hotels are managed by hotel brand owners, the intercompany agreement will limit our freedom to engage hotel management companies to manage our hotels that are not managed by hotel brand owners.

     Each party must cooperate with the other party to effect any securities issuance of the other party by assisting in the preparation of any registration statement or other document required in connection with the issuance.

     The intercompany agreement will terminate on the earlier of August 3, 2008, and the date of a change in ownership or control of MeriStar Hotels & Resorts.

     Credit Facility. MeriStar Partnership is obligated to lend MeriStar Hotels & Resorts up to $50 million for general corporate purposes under a revolving credit agreement. On March 1, 2000, the revolving credit agreement was amended to reduce the maximum borrowing limit from $75 million to $50 million, increase the interest rate from 350 basis points over the 30-day London Interbank Offered Rate to 650 basis points over the 30-day London Interbank Offered Rate and set the maturity date of the loan to the 91st day following the maturity of MeriStar Hotels & Resorts' senior credit facility, as amended, restated, refinanced or renewed. As of June 30, 2001, there was $36.0 million outstanding under this revolving credit agreement. Upon effectiveness of the merger, we will succeed to MeriStar Partnership's role as lender under this credit facility.

     MeriStar Partnership, MeriStar Hotels & Resorts and we have agreed to amend, effective when the merger and partnership merger are complete, the credit agreement to fix its maturity at February 28, 2004, set the interest rate at 600 basis points over the 30-day London Interbank Offered Rate and set the default rate of interest at 800 basis points over the 30-day London Interbank Offered Rate. MeriStar Partnership has agreed to use best efforts to obtain the consents of MeriStar Hotels & Resorts' senior lenders to these amendments.

INDEBTEDNESS, LIQUIDITY AND FINANCIAL RESOURCES

     Assuming the completion of the partnership merger, at June 30, 2001, the combined partnership would have had approximately $3.6 billion of pro forma total indebtedness, as compared to $2.1 billion in actual total indebtedness for us alone and $1.7 billion in actual total indebtedness for MeriStar Partnership alone as of June 30, 2001. The pro forma ratio of EBITDA to interest expense for the six months ended June 30, 2001 would have been 2.6 to 1.0, compared to 2.8 to 1.0 for us alone and 2.7 to 1.0 for MeriStar Partnership alone. Of our pro forma indebtedness at June 30, 2001, approximately $230 million was at a floating rate of interest, after giving effect to interest rate swap agreements currently in effect.

     In June 2001, we completed the sale of $600 million of our unsecured 8 1/2% senior notes to finance the merger and partnership merger. In connection with this placement, we paid offering expenses of approximately $14 million, realizing net proceeds of $586 million. Approximately $316 million of the proceeds of these notes has been escrowed and will be used to redeem a portion of the notes at 101% of principal plus accrued interest if the merger is not completed.

     In July 2001, FelCor and we entered into an amended and restated revolving credit facility with a group of existing and new lenders that extended the maturity of the facility to 2004 and provided for an increase in the amount which may be borrowed under the facility from $600 million to at least $700 million, effective upon the closing of the merger. We have paid $3.7 million in amendment and commitment fees to lenders and expect to draw $330.4 million under this facility in connection with the merger.

     In August 2001, we entered into commitments with a group of lenders, to which we agreed to pay an aggregate of $3.3 million in commitment fees, that have agreed to provide our special purpose subsidiary with at least $325 million in non-recourse first mortgage financing and related mezzanine financing. The mortgage financing will have a term of at least three years and will be secured by mortgages on specific hotels. The mezzanine financing will be secured by a pledge of the ownership interests in the special purpose subsidiary. We expect this mezzanine financing will have a term of at least three years. The mortgage and mezzanine loans will bear interest at an expected blended rate of approximately LIBOR plus 2.0% per annum. This financing is scheduled to close immediately following the merger, and the proceeds will be used to pay the cash portion of the merger consideration.

     In connection with the completion of the mergers, we expect to assume approximately $500 million of existing MeriStar Partnership senior notes, although we may be required to purchase these senior notes following the mergers. In order to have funds available for this purchase, in July 2001, FelCor and we entered into a commitment with a group of lenders that have agreed to provide up to $500 million in a stock-secured facility having a term of between five and one-half years and seven years and bearing interest at a fixed market interest rate not to exceed LIBOR plus 5.25%. In connection with the acceptance and funding of this commitment, we have paid or agreed to pay an aggregate of $8.8 million of commitment and related fees. Of these fees, up to $6.3 million will be applied to offset placement fees payable to the lenders in connection with a placement of senior notes made through them within one year following closing, the proceeds of which will be used to repay this facility.

     FelCor has received a term sheet from an investment banking firm with respect to the sale of preferred stock, but no commitments from purchasers for the preferred stock have been received. We anticipate that the preferred stock, if issued, would be substantially similar in terms to its currently outstanding Series B preferred stock, which is traded on the NYSE under the symbol FCHpb, and would bear a dividend rate of not more than 10.5%.

     The financings that have been closed, together with those for which binding commitments have been received, are sufficient to enable us to complete the merger with MeriStar. We may not be successful in effecting all of the above financing plans. See "Risk Factors -- FelCor and we may be unable to complete planned financings for the mergers."

MANAGEMENT

     FelCor has agreed in the merger agreement that Paul W. Whetsell, current Chairman, Chief Executive Officer and a director of MeriStar, and Steven D. Jorns, current Vice Chairman and a director of MeriStar, will become members of the FelCor board of directors at the effective time of the merger. By voting to approve the merger agreement and the merger, FelCor stockholders will be voting for the election of Mr. Whetsell as director with a term ending at the annual meeting of stockholders in 2004 and Mr. Jorns as director with a term ending at the annual meeting of stockholders in 2003. All of FelCor's current directors will remain as directors of FelCor. Following the merger, the current executive officers of FelCor will remain as executive officers of FelCor. Bruce G. Wiles, the current President, Chief Investment Officer and a director of MeriStar, is expected to become an executive officer of FelCor following the merger. No other current executive officers of MeriStar are expected to become executive officers of FelCor following the merger.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS OF FELCOR PARTNERSHIP

GENERAL

     FelCor, our sole general partner, is the nation's second largest hotel REIT. At June 30, 2001, we owned interests in 185 hotels with nearly 50,000 rooms and suites. Additional organizational information relating to us, and the definitions of certain capitalized terms, are contained in the Notes to Consolidated Financial Statements of FelCor Lodging Limited Partnership appearing elsewhere in this prospectus.

     We are the owner of the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently owned Doubletree branded hotels in the world. Our hotels are located in 35 states and Canada with concentrations in Texas (41), California (19), Florida (16) and Georgia (14 hotels). The following table provides a schedule of the hotels, by brand of hotel, at June 30, 2001:

BRAND                                                         TOTAL
-----                                                         -----
Hilton Brands:
  Embassy Suites............................................    59
  Doubletree and Doubletree Guest Suites....................    14
  Hampton Inn...............................................     8
  Hilton Suites.............................................     1
  Homewood Suites...........................................     1
Six Continents Brands:
  Holiday Inn...............................................    44
  Crowne Plaza and Crowne Plaza Suites......................    18
  Holiday Inn Select........................................    10
  Holiday Inn Express.......................................     5
Starwood Brands:
  Sheraton and Sheraton Suites..............................    10
  Westin....................................................     1
Other Brands................................................    14
                                                               ---
          Total Hotels......................................   185
                                                               ===

     We seek to increase operating cash flow through both internal growth and selective acquisitions, while maintaining a flexible and conservative capital structure. In addition to renovating, redeveloping and repositioning the Company's acquired hotels, we may seek to acquire existing or new upscale properties that will benefit from affiliation with one of the premium brands available to us through our strategic brand owner and manager relationships with Hilton Hotels Corporation, Six Continents Hotels, formerly known as Bass Hotels & Resorts, and Starwood Hotels & Resorts Worldwide, Inc.

     On July 28, 1998, Bristol Hotel Company merged into FelCor, and we acquired Bristol's 107 primarily full-service hotels. These hotels added more than 28,000 rooms and suites to our portfolio, more than doubling our size. This merger also provided diversification, both geographically and by asset class, by adding hotels in many of our key markets and broadening our portfolio in the full-service, upscale and midscale hotel markets.

     In 1999 and 2000, we completed the major portion of our program of renovation, redevelopment and rebranding of hotels, which was undertaken to improve under-performing assets and increase revenues. We spent nearly $220 million in 1998, $222 million in 1999 and $95 million in 2000 on renovations, redevelopment, rebrandings, room additions to existing hotels and other hotel improvements. Management believes that its strategy of renovating, redeveloping and rebranding selected hotels continues to be effective in improving revenue performance.

     Our historical results of operations for the years ended December 31, 2000, 1999, and 1998 and the six months ended June 30, 2001 and 2000 are summarized as follows (in millions, except percentages and hotel counts):

                                                                                       PERCENTAGE CHANGE
                                                     SIX MONTHS ENDED      -----------------------------------------
                        YEARS ENDED DECEMBER 31,         JUNE 30,                                       SIX MONTHS
                       ---------------------------   -----------------                                ENDED JUNE 30,
                        2000       1999    1998(b)    2001       2000      00 VS 99     99 VS 98(b)    2000 VS 2001
                       ------     ------   -------   ------     ------     --------     -----------   --------------
Hotels owned at year
  end................     186        188      193       185        188       (1.1)%        (2.6)%           (1.6)%
Revenues.............  $556.7     $504.0   $339.6     560.3(c)  $258.2       10.5%         48.4%           117.0%(c)
Net income applicable
  to unitholders.....  $ 41.7(a)  $111.0   $ 99.9       4.0(d)   (24.7)(d)  (62.4)%(a)     11.1%           116.2%(d)
Funds From Operations
  (FFO)..............  $288.6     $286.9   $217.4     135.7      149.4        0.6%         32.0%            9.2%
Earnings Before
  Interest, Taxes,
  Depreciation and
  Amortization
  (EBITDA)...........  $470.9     $432.7   $306.4     229.6      238.8        8.9%         41.2%            (3.9)%

---------------

(a) Includes an expense of $63 million for the proposed sale of 25 non-strategic hotels described under "Liquidity and Capital Resources" below.

(b) Reflects the acquisition of the Bristol hotels effective July 28, 1998.

(c) Includes hotel operating revenues from 95 hotels, which were consolidated effective January 1, 2001. In prior periods revenues from these hotels were reflected in percentage lease income.

(d) In 2001 includes $36.2 million of lease termination expenses and $4.8 million of expense related to termination of interest rate swaps. In 2000 includes an expense of $63 million for the proposed sale of 25 non-strategic hotels.

     Historically we have been financed primarily with equity, resulting in a conservative financial structure. Our emphasis on maintaining this conservative approach is evidenced in part, by the following, as of June 30, 2001:

     - Interest coverage ratio of 2.7x

     - Borrowing capacity under our line of credit of $560 million

     - Consolidated debt equal to 40% of our investment in hotels at cost

     - Fixed interest rate debt comprising 98% of total debt

     - Secured mortgage debt to total assets of 16%

     - Debt of approximately $13 million maturing before June 30, 2002

ACQUISITION OF TENANTS

     On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions:

     - reduced the percentage of taxable income required to be distributed by a REIT from 95% to 90% for taxable years after 2000; and

     - subject to some limitations, permit a REIT to own taxable subsidiaries that engage in businesses previously prohibited to a REIT, including, among other things, leasing hotels from a hotel REIT, provided that the hotels continue to be managed by unrelated third parties.

     We completed the acquisition of DJONT, which leased 85 of our hotels, effective January 1, 2001. In consideration for the acquisition, we issued approximately 417,000 units of limited partnership interest, valued at approximately $10 million which, together with DJONT's accumulated deficit of $24.5 million, was recorded as a lease termination cost in the first quarter of 2001.

     We acquired leases from Six Continents Hotels on 12 of our hotels, effective January 1, 2001, for approximately 414,000 shares of common stock, valued at approximately $10 million, of which $1.7 million was included in lease termination costs and the remainder had been previously accrued for in the reserve related to hotels held for sale. Of these hotels, one has been sold, eight have been contributed to a joint venture with Interstate Hotels Corporation, two remain to be sold and one will be retained.

     We acquired the remaining 88 hotel leases held by Six Continents Hotels, effective July 1, 2001. In exchange for the assignment of the leases to our wholly-owned taxable REIT subsidiary, FelCor issued 100 shares of its common stock and we entered into long-term management agreements with Six Continents Hotels covering the 88 hotels. The management fees payable to Six Continents Hotels under the management agreements for the 88 hotels were structured so that the historical cash flows for the year ended December 31, 2000, for both Six Continents Hotels and us, would have been approximately the same had the management agreements replaced the leases on January 1, 2000. These management fees, which are higher than those paid by us to other managers for comparable services, include compensation to Six Continents Hotels for both management services and the acquisition of the 88 leases. Beginning with the third quarter of 2001, our financial statements will reflect the hotel revenues and expenses of these 88 hotels.

     Unlike the leases, where the rent payable to us would vary only as a result of changes in hotel revenues, our future cash flow and net income under the management agreements for the 88 hotels will also vary as a result of changes in the operating margins of the hotels. We entered into this transaction based upon our belief that, in the long term, lodging demand will exceed new supply and that operational efficiencies will increase industry-wide for a variety of reasons, including the impact of new technologies allowing lower-cost delivery of services and providing new revenue sources that are not labor-intensive, such as in-room entertainment and direct and in-room marketing to guests.

     The recent economic slowdown has resulted in both declines in RevPAR and in an erosion in operating margins during the six months ended June 30, 2001, as compared to the same period of 2000. As a result, had the management agreements replaced the 88 leases with Six Continents Hotels on January 1, 2000, our cash flow and net income for the six months ended June 30, 2001 would have been reduced by $7.9 million and $4.8 million respectively. So long as the operating margins for the 88 hotels remain below the levels experienced during 2000, we expect the management agreements to be generally less favorable to us than the leases would have been.

     Our taxable REIT subsidiaries, collectively, are not expected to generate taxable income for 2001. DJONT, prior to its acquisition by us, had incurred losses during each of 1999 and 2000. Our taxable REIT subsidiary holding the 88 leases acquired from Six Continents Hotels is expected to generate taxable income in future years. Until such time as we can reasonably project that our taxable REIT subsidiaries, collectively, will generate taxable income, we will provide for a 100% valuation allowance against the deferred tax asset generated by any losses.

PROPOSED MERGER

     On May 9, 2001, FelCor and we entered into an agreement and plan of merger with MeriStar and MeriStar Partnership. Under the merger agreement, MeriStar will be merged with and into FelCor, with FelCor as the survivor. Under the terms of the merger agreement holders of shares of MeriStar common stock will receive, for each share of common stock, $4.60 in cash and 0.784 shares of FelCor common stock. We will either assume or refinance approximately $1.6 billion in MeriStar debt. MeriStar Hotels & Resorts, Inc., an independent public hotel management company, will continue to manage substantially all of the hotels acquired from MeriStar in the mergers.

     The transaction will also involve the merger of our subsidiary with and into MeriStar's subsidiary operating limited partnership, or MeriStar Partnership. The holders of common partnership units in MeriStar Partnership will receive, for each common unit, $4.60 in cash and 0.784 common partnership units in us. Preferred units in MeriStar Partnership will receive similar preferred units in us or a combination of cash and units. The proposed mergers are subject to stockholder approvals of both FelCor and MeriStar and other customary conditions. The transaction is structured to qualify as a tax-free merger with respect to the FelCor stock consideration. The merger is expected to close in October 2001.

     In connection with the merger with MeriStar, we have completed the following financing transactions:

     - We issued $600 million of 10-year, 8 1/2% senior unsecured notes.

     - In July 2001, we received a commitment for a $500 million standby loan facility which we expect will be available to fund any required purchases of MeriStar's senior notes pursuant to change in control provisions.

     - We closed an expanded line of credit facility in July 2001. The new line of credit will permit borrowing of $700 million, a $100 million increase from our previous $600 million facility, contingent upon the merger closing.

     - We are also planning mortgage and mezzanine financing of at least $325 million, and FelCor is considering a preferred equity offering, although the preferred equity offering is not necessary to complete the mergers.

HIGHLIGHTS 2001:

     First Quarter

     - We contributed seven Marriott-branded hotels and one Hilton-branded hotel to a 50/50 joint venture between us and IHC. Net cash proceeds to us were $48 million. In addition to our 50% equity interest in the joint venture, we retain a $17 million preferred interest.

     - Project capital expenditures for improvements totaled $9.7 million during the quarter. An additional $6.3 million was spent on maintenance capital expenditures.

     Second Quarter

     - In June, we sold a hotel previously designated as held for sale with net sales proceeds of $7.1 million. No gain or loss was recorded on this sale.

     - Project capital expenditures for improvements totaled $8.3 million during the quarter. An additional $7.8 million was spent on maintenance capital expenditures.

CAPITALIZATION 2001:

     First Quarter

     - On January 11, 2001, we completed the private placement of $100 million of senior unsecured notes that mature in September, 2008 and bear interest at an effective rate of 9 1/8%. The proceeds were used initially to pay down our line of credit.

     - During the first quarter 2001, FelCor repurchased approximately 179,000 shares of common stock for approximately $4.0 million, and we repurchased a corresponding number of our common units from FelCor.

     - We declared first quarter distributions of $0.55 per common unit, $0.4875 per Series A preferred unit and $0.5625 per depositary unit evidencing our Series B preferred units.

     Second Quarter

     - On June 4, 2001, we issued $600 million of 10-year, 8 1/2% senior unsecured notes. Approximately $315 million of the proceeds were placed in escrow to be released upon the merger closing. Carrying costs related to the escrowed funds impacted FFO by $1.4 million. Because of the issuance of the favorably priced fixed rate debt and the prepayment of floating rate debt, we terminated $200 million of interest rate swaps, resulting in a one-time $4.8 million swap termination cost.

     - We declared second quarter distributions of $0.55 per common unit, $0.4875 per Series A preferred unit and $0.5625 per depositary unit evidencing our Series B preferred units.

RESULTS OF OPERATIONS

  Comparison of the Six Months Ended June 30, 2001 and 2000

  Six Months Ended June 30, 2001 and 2000

     Until January 1, 2001, we leased 184 hotels to either DJONT or Six Continents Hotels and reported the lease revenue from the percentage lease agreements. Effective January 1, 2001, upon acquisition of these leases by our TRSs, we assumed all operating risks and rewards of these 96 hotels. The Consolidated Statement of Operations for the six months ending June 30, 2001, include the revenue and expenses of those hotels and percentage lease revenues related to the 88 hotels that were leased by Six Continents Hotels through July 1, 2001. Therefore, our operating results for the six months ended June 30, 2001, are not directly comparable to those for the same period in 2000.

     Total revenue for the six months ended June 30, 2001 increased $302.1 million over the same period in 2000. The increase is principally associated with hotel operating revenues for the 96 hotels that we had reported as percentage lease revenue in previous periods. The 96 hotels contributed approximately $443.3 million in hotel operating revenue in the first six months of 2001, compared to $136.7 million in percentage rent revenue for these same hotels, for the same period in 2000.

     At June 30, 2001, we had hotel leases with Six Continents Hotels for 88 hotels which are reflected in percentage lease revenues for both six month periods. Percentage lease revenue was $115.1 million for the six months ended June 30, 2001, compared to percentage lease revenue of $256.3 million for the same period in 2000. The principal reason for the decrease in percentage lease revenue is related to the previously discussed acquisition of 96 hotel leases effective January 1, 2001. Percentage lease revenue for the 88 hotels leased by Six Continents Hotels during the first half of 2001 decreased for those same hotels in the same period of 2000 by $4.5 million. The principal reasons for the change in percentage lease revenue for the 88 Six Continents Hotels leased hotels was rent deferred under SAB 101 in the six months ended June 30, 2000 of $18.6 million. Other items affecting revenue, compared to the six months ended June 30, 2000, are:

     - a decrease in RevPAR for the 95 hotels of 1.9% for six months, reflected in hotel revenue; and

     - a decrease in RevPAR for the 88 hotels leased to Six Continents Hotels of 4.2% for the six months, reflected in percent rent.

     The current economic slowdown and the resulting declines in RevPAR, which began in March 2001, are currently continuing. We anticipate that third quarter RevPAR will be less than that of the prior year period and less than that of the second quarter of 2001. The decline in occupancy during the second and third quarters is expected to lead to declines in room rates as hotels compete more aggressively for guests. If the economic slowdown worsens or continues for a protracted time, it could have a material adverse effect on our operations and earnings.

     Total operating expenses increased by $331.1 million for the six months ended June 30, 2001 over the same six month period in 2000. This increase is primarily a result of including hotel operating expenses, management fees and other property related costs of $267.7 million, which were not included in the same period of 2000. Also included in total operating expenses are depreciation expense, lease termination costs and taxes, insurance and lease expense. Taxes, insurance and lease expense increased by $28.9 million in the six months ended June 30, 2001, compared to the prior year. The majority of this increase related to percentage lease expense for hotels whose operations were acquired with the acquisition of DJONT, but a portion of whose percentage lease is allocated to our third party partners in some of these hotels. Lease termination costs of $36.2 million were recorded in the first quarter of 2001 and relate to the acquisition of DJONT and termination of some leases held by Six Continents Hotels. Depreciation expense decreased by $2.0 million for the six months, which principally relates to depreciation for the 25 hotels which we designated as held for sale in June 2000. When these hotels were designated as held for sale, we stopped recording depreciation on them.

     Net income increased $28.7 million for the six months ended June 30, 2001 compared to the same period in 2000. Major items affecting the change in net income are interest expense, swap termination expense, loss on assets held for sale that were recorded in second quarter 2000, and gain on sale of assets.

     Interest expense, net increased $2.8 million principally from increased interest expense in 2001 compared to the same period in 2000 related to the repositioning of our debt to increase our fixed rate exposure. This increase was partially offset by interest income on approximately $315 million of proceeds from our second quarter $600 million senior debt offering, which was escrowed pending the completion of the merger. In connection with the issuance of favorably priced fixed rate debt, and the prepayment of floating rate debt, we terminated $200 million of interest rate swaps, resulting in a one time $4.8 million swap termination cost. In June 2000, we recorded a $63 million loss for assets held for sale. Gain on sale of assets increased $2.1 million, principally from condemnation proceeds received in 2001.

  Comparison of the Years Ended December 31, 2000 and 1999

     For the year ended December 31, 2000, we recorded net income of $66.4 million compared to $135.8 million for the year ended December 31, 1999. Included in expense for the year ended December 31, 2000, is a one-time loss on assets held for sale of $63.0 million related to 25 non-strategic hotels that we have identified as held for sale. This loss on assets held for sale represents the difference between the net book value of the hotels and their estimated net sale proceeds. Net income excluding this item would have been $129.4 million.

     Our total revenues increased $52.7 million to $556.7 million for the year ended December 31, 2000, compared to $504.0 million for the year end December 31, 1999. This increase is principally from increased percentage lease revenues of $46.0 million, which increased to $536.9 million from $490.9 million in the prior year.

     Changes in our hotels' room and suite revenues significantly affect us because our principal source of revenue historically has been rent payments from the lessees under the percentage leases. The percentage leases provide for rent based on a percentage of room and suite revenue, food and beverage revenue, food and beverage rents, and in some instances, other hotel revenues. During 2000 and 1999, percentage lease revenue derived from room and suite revenue represented 90% and 91% of total percentage lease revenue, respectively. RevPAR, which is a measure of room and suite revenue, increased by 7.0% in 2000 for all hotels. This increase in RevPAR resulted from both increases in average daily rate, or ADR, at the hotels and increases in occupied rooms. For the year ended December 31, 2000, ADR increased by 3.7% over the prior year and occupancy increased by 2.2%. Our ability to achieve increases in room and suite revenue and RevPAR at our hotels is affected, among other things, by overall demand in the marketplace, room supply and the success of our renovation, redevelopment and rebranding program. We had 59 hotels which had undergone renovation, redevelopment or rebranding in either 1999 or 2000, which are identified by us as non-comparable hotels. The non-comparable hotels reflected increases in RevPAR of 10.1% which was greater than the results for hotels that had not recently undergone renovation. A more detailed discussion of hotel room and suite revenue is contained in "The Hotels" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     We generally seek to improve those of our hotels that management believes can achieve increases in room and suite revenue and RevPAR as a result of renovation, redevelopment and rebranding. Since the beginning of 1998, we have spent nearly $440 million on capital improvements to our hotels. Management attributes much of the improvement in RevPAR to these capital improvements.

     Equity in income from unconsolidated entities increased by $6.3 million in 2000 compared to 1999. The principal reasons for this increase in 2000 were:

     - a $3.7 million gain recorded in 2000 from the development and sale of the Brighton Beach condominiums at Kingston Plantation in Myrtle Beach, South Carolina, by an entity in which we own a 50% equity interest; and

     - the operations of a hotel in which we acquired a 50% equity interest in the fourth quarter of 1999.

     Total expenses increased $123.5 million in the year ended December 31, 2000, to $490.8 million from $367.3 million in 1999. Included in total expenses is a loss on assets held for sale of $63.0 million, recorded in the second quarter of 2000, related to the 25 non-strategic hotels we have identified as held for sale. Total expenses, excluding the $63.0 million loss on assets held for sale, increased by $60.5 million, and as a percentage of total revenue increased to 77% from 73% in 1999. The major components of the increase in expenses were interest expense; taxes, insurance and other; and depreciation expense.

     Interest expense increased by $33.2 million for the year ended December 31, 2000, compared to 1999, and increased as a percentage of total revenue from 24.9% to 28.5%. This increase is principally the result of the following items:

     - We increased our average debt outstanding in 2000 by approximately $197 million over the prior year. The increase in average debt resulted principally from stock repurchases in 2000 of approximately $87 million and capital expenditures in 2000 totaling approximately $101.4 million.

     - The average interest rate on our indebtedness increased from about 7% in 1999 to nearly 8% in 2000.

     - We capitalized interest related to major renovations of approximately $5.2 million in 1999, but because of reduced renovation activity in 2000, we had only $1.1 million of interest capitalized in 2000.

     Taxes, insurance and other increased by $11.1 million in 2000, compared to the prior year, and increased as a percentage of total revenue from 11.8% to 12.6%. This increase in expenses was principally from increases in real estate and personal property taxes. Our real estate and personal property taxes increased from higher assessed values generally resulting from the major renovations completed over the past three years.

     Depreciation expense increased by $7.8 million in 2000, compared to the prior year, and decreased as a percentage of total revenue from 30.3% to 28.9%. Depreciation expense increased principally as a result of additional depreciation related to fixed asset additions of $95 million in 2000 and $222 million in 1999.

     We also recorded gains on the sale of two hotels of $2.6 million and $1.8 million for the sale of excess land during the year ended December 31, 2000 and an extraordinary charge of $3.9 million for the write-off of deferred loan costs associated with debt which was retired prior to maturity.

  Comparison of the Years Ended December 31, 1999 and 1998

     For the years 1999 and 1998, we had total revenue of $504.0 million and $339.6 million, respectively, consisting primarily of percentage lease revenue of $490.9 million and $328.0 million. The increase in revenue is primarily attributable to our acquisition and subsequent leasing, pursuant to percentage leases, of interests in more than 100 hotels in 1998, including the hotels that were acquired through the Bristol merger on July 28, 1998. The hotels which were acquired during 1998, including those acquired through the Bristol merger, accounted for $151.1 million, or 93%, of the change in percentage lease revenue for the twelve months ended December 31, 1999, compared to 1998. The 73 hotels owned throughout both of the years ended December 31, 1999 and 1998 produced an increase in percentage lease revenues of $10.9 million, or 1.9%, between 1998 and 1999.

     Changes in room and suite revenues significantly affect us because, historically, our principal source of revenue is rent payments from the lessees under the percentage leases. The percentage leases provide for rent based on a percentage of room and suite revenue, food and beverage revenue, food and beverage rents, and in some instances, other hotel revenues. In 1999 and 1998, percentage lease revenue derived from room and suite revenue represented 91% and 93% of total percentage lease revenue, respectively. The 73 hotels owned throughout both 1999 and 1998 increased room and suite revenue by $11.6 million (or 2%) in 1999, compared to 1998, and increased RevPAR by 1.4%. The RevPAR increase was driven by an increase in ADR of 1.5%, despite a slight drop in occupancy of 0.1%. Of the 73 hotels, 18 had undergone renovation in either 1998 or 1999. Those renovated hotels reflected increases in ADR of 2.2% and in RevPAR of 1.9%, which was greater than the results for hotels that had not undergone renovation. This reflects both the improvement from renovation and the impact of taking rooms out of service for such renovation.

     We generally seek to improve those of our hotels that management believes can achieve increases in room and suite revenue and RevPAR as a result of renovation, redevelopment and rebranding. However, during the course of such improvements hotel revenue performance is often adversely affected, compared to the prior year, by such temporary factors as rooms and suites out of service and disruptions of hotel operations. During 1999, we spent $177 million on the renovation, redevelopment and rebranding of our hotels. As a result of the extensive renovations, our portfolio experienced significant disruption during 1999, with approximately 350,000 room nights out of service, or 2% of our portfolio. A more detailed discussion of hotel room and suite revenue is contained in the "The Hotels" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Total expenses increased $151.7 million in the year ended December 31, 1999, to $367.3 million from $215.7 million in 1998. This increase resulted primarily from the additional hotels acquired in July 1998 through the merger with Bristol.

     Total expenses as a percentage of total revenue increased to 72.9% for the twelve months ended December 31, 1999, compared to 63.4% in 1998. The major components of the increase in expenses, as a percentage of total revenue, are depreciation, land leases, and interest expense.

     Depreciation increased, as a percentage of total revenue, to 30.4% in the twelve months ended December 31, 1999, from 26.8% in 1998. The relative increase in depreciation expense is primarily attributed to depreciation on $341.4 million in capital expenditures made over the past two years, approximately 40% of which are short-lived assets that are depreciated over 3 to 5 years.

     Land lease expenses represent 3.5% of total revenue in 1999, as compared to 2.4% in 1998. This increase, as a percentage of total revenue, results primarily from the larger percentage of hotels subject to land leases among those acquired through the Bristol merger.

     Interest expense increased, as a percentage of total revenue, to 24.9% in the twelve months ended December 31, 1999, from 21.6% in 1998. This increase in interest expense is attributed to the increased debt used to finance renovations, higher interest rates on debt that was refinanced to extend maturities and convert such debt from variable to fixed rates, the assumption of debt related to the more highly leveraged Bristol assets, and borrowings to fund our stock repurchase program.

     General and administrative expenses and taxes, insurance and other expense remained relatively constant as a percentage of total revenue in 1999 and 1998.

FUNDS FROM OPERATIONS AND EBITDA

     FelCor and we consider Funds From Operations, or FFO, and earnings before interest, taxes, depreciation and amortization, or EBITDA, to be key measures of a REIT's performance and should be considered along with, but not as an alternative to, net income and cash flow as a measure of FelCor's and our operating performance and liquidity.

     The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss, as computed in accordance with GAAP, excluding gains or losses from extraordinary items and sales of properties, and real estate related depreciation and amortization, after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. FelCor and we believe that FFO and EBITDA are helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of FelCor's and our ability to incur and service debt, to make capital expenditures, to pay dividends and to fund other cash needs. We compute FFO in accordance with standards established by NAREIT except that we add back rent deferred under SAB 101, lease termination costs and interest rate swap termination expense to derive FFO. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust FFO for rent deferred under SAB 101, lease termination costs and interest rate swap termination expense. FFO and EBITDA do not represent cash generated from operating activities as determined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, as determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, as determined in accordance with GAAP, as a measure of our liquidity, nor do they necessarily reflect the funds available to fund our cash needs, including our ability to make cash distributions. FFO and EBITDA may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

     The following table details the computation of Funds From Operations (in thousands):

                                                                      SIX MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,           JUNE 30,
                                    ------------------------------   -------------------
                                      2000       1999       1998       2001       2000
                                    --------   --------   --------   --------   --------
FUNDS FROM OPERATIONS (FFO):
Net income (loss).................  $ 66,391   $135,776   $121,339   $ 16,341   $(12,372)
Deferred rent.....................                                                18,604
Loss on assets held for sale......    63,000                                      63,000
Swap termination expense..........                                      4,824
Lease termination costs...........                                     36,226
Series B preferred unit
  distributions...................   (12,937)   (12,937)    (8,373)    (6,468)    (6,468)
Gain on sale of hotels............    (2,595)
Extraordinary charge from write
  off of deferred financing
  fees............................     3,865      1,113      3,075        225
Depreciation......................   160,745    152,948     90,835     79,513     81,480
Depreciation from unconsolidated
  entities........................    10,167      9,995     10,487      5,022      5,136
                                    --------   --------   --------   --------   --------
          FFO.....................  $288,636   $286,895   $217,363   $135,683   $149,380
                                    ========   ========   ========   ========   ========
Weighted average units
  outstanding(a)..................    67,239     75,251     58,013     66,759     67,987

---------------

(a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to units.

     The following table details the computation of EBITDA (in thousands):

                                                                    SIX MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,           JUNE 30,
                                  ------------------------------   -------------------
                                    2000       1999       1998       2001       2000
                                  --------   --------   --------   --------   --------
EBITDA:
Funds from operations...........  $288,636   $286,895   $217,363   $135,683   $149,380
Interest expense................   158,620    125,435     73,182     81,799     77,644
Interest expense of
  unconsolidated entities.......     9,188      6,729      6,521      4,742      4,787
Amortization expense............     1,480        693        922        884        474
Series B preferred
  distributions.................    12,937     12,937      8,373      6,468      6,468
                                  --------   --------   --------   --------   --------
          EBITDA................  $470,861   $432,689   $306,361   $229,576   $238,753
                                  ========   ========   ========   ========   ========
Weighted average units
  outstanding(a)................    67,239     75,251     58,013     66,759     67,987

---------------

(a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to units.

THE HOTELS

     Changes in our room revenues significantly affect us both after the acquisition of the leases, as well as historically, because room revenue has been the major component in the computation of our percentage lease income.

     Upscale and full service hotels like Embassy Suites, Crowne Plaza, Holiday Inn and Holiday Inn Select, Doubletree and Doubletree Guest Suites, and Sheraton and Sheraton Suites hotels account for approximately 97% of our percentage lease revenue and 98% of our hotels' room and suite revenue.

 Comparison of Our Hotels' Operating Statistics for the Six Months ended June 30, 2001

     The following table sets forth historical, or occupancy, average daily rate, or ADR, and RevPAR at June 30, 2001 and 2000, and the percentage changes therein between the six month periods presented for the hotels in which we had an ownership interest at June 30, 2001:

                                                                  OCCUPANCY (%)
                                                              ----------------------
                                                                               %
                                                              2001   2000   VARIANCE
                                                              ----   ----   --------
Embassy Suites hotels.......................................  71.2   76.0     (6.4)
Holiday-branded hotels......................................  71.0   72.2     (1.7)
Crowne Plaza hotels.........................................  65.3   72.6    (10.0)
Doubletree-branded hotels...................................  72.2   72.1      0.1
Sheraton-branded hotels.....................................  68.8   73.9     (6.8)
Other hotels................................................  64.4   67.2     (4.2)
          Total hotels excluding hotels held for sale.......  69.6   73.1     (4.8)
Hotels held for sale........................................  53.4   52.1      2.5
          Total hotels......................................  68.8   72.1     (4.5)

                                                                   ADR (DOLLARS)
                                                             --------------------------
                                                                                  %
                                                              2001     2000    VARIANCE
                                                             ------   ------   --------
Embassy Suites hotels......................................  134.36   128.00      5.0
Holiday-branded hotels.....................................   87.12    87.51     (0.4)
Crowne Plaza hotels........................................  106.41   104.79      1.5
Doubletree-branded hotels..................................  112.92   109.53      3.1
Sheraton-branded hotels....................................  114.74   113.33      1.2
Other hotels...............................................   83.78    85.05     (1.5)
          Total hotels excluding hotels held for sale......  107.87   105.90      1.9
Hotels held for sale.......................................   68.17    67.70      0.7
          Total hotels.....................................  106.42   104.60      1.7

                                                                  REVPAR (DOLLARS)
                                                              ------------------------
                                                                                 %
                                                              2001    2000    VARIANCE
                                                              -----   -----   --------
Embassy Suites hotels.......................................  95.66   97.32     (1.7)
Holiday-branded hotels......................................  61.87   63.21     (2.1)
Crowne Plaza hotels.........................................  69.50   76.03     (8.6)
Doubletree-branded hotels...................................  81.48   78.97      3.2
Sheraton-branded hotels.....................................  78.97   83.70     (5.7)
Other hotels................................................  53.95   57.18     (5.6)
          Total hotels excluding hotels held for sale.......  75.09   77.43     (3.0)
Hotels held for sale........................................  36.42   35.30      3.2
          Total hotels......................................  73.26   75.44     (2.9)

 RevPAR Performance for Selected States

     Excluding hotels held for sale, hotels in Texas, California, Florida and Georgia accounted for 55.3% of our hotel room revenues for the six months ended June 30, 2001. The RevPAR changes during the six months ended June 30, 2001, versus comparable periods for 2000, from our hotels in these states are as follows:

                                                                                  %
                                                              2001     2000    VARIANCE
                                                             ------   ------   --------
Texas......................................................   58.83    61.74     (4.7)
California.................................................  102.29   108.74     (5.9)
Florida....................................................   79.42    81.58     (2.7)
Georgia....................................................   71.42    70.67      1.1

                               BRAND DISTRIBUTION

                                                       NUMBER      NUMBER    PERCENTAGE OF
                                                      OF HOTELS   OF ROOMS   ROOM REVENUE
                                                      ---------   --------   -------------
Embassy Suites hotels...............................      59       14,840         39.8
Holiday-branded hotels..............................      51       15,526         26.9
Crowne Plaza hotels.................................      18        5,963         11.6
Doubletree-branded hotels...........................      11        2,330          5.3
Sheraton-branded hotels.............................      10        3,269          7.2
Other hotels........................................      21        4,470          6.9
Hotels held for sale................................      15        2,294          2.3
                                                         ---       ------        -----
          Total.....................................     185       48,692        100.0
                                                         ===       ======        =====

                          SELECTED STATE DISTRIBUTION

                                                                              PERCENTAGE OF
                                                        NUMBER      NUMBER        ROOM
                                                       OF HOTELS   OF ROOMS      REVENUE
                                                       ---------   --------   -------------
Texas................................................      41       11,147         18.4
California...........................................      19        6,028         17.3
Florida..............................................      16        5,346         11.9
Georgia..............................................      14        3,868          7.7
                                                          ---       ------         ----
          Total for four states......................      90       26,389         55.3
                                                          ===       ======         ====

 Comparison of Our Hotels' Operating Statistics for the Years Ended December 31, 2000 and 1999

     We believe that when analyzing the performance of our hotels, examining "comparable hotels" is the most meaningful. We define "comparable hotels" as those not undergoing renovation, redevelopment or rebranding in either of the comparison years. Major renovations generally have an adverse affect on hotel earnings by taking rooms out of service and disrupting hotel operations.

     The following table sets forth historical occupancy, ADR and RevPAR at December 31, 2000 and 1999, and the percentage changes in these amounts between the years presented for the hotels in which we had an ownership interest at December 31, 2000. This information is presented regardless of the date of acquisition.

                                                                   OCCUPANCY
                                                          ---------------------------
                                                          2000     1999     VARIANCE
                                                          -----    -----    ---------
Bristol Comparable Hotels...............................  70.8%    69.9%      0.9 pts
DJONT Comparable Hotels.................................  73.3%    71.7%      1.6 pts
          Total Comparable Hotels(a)....................  72.1%    70.8%      1.3 pts
Non-comparable Hotels(b)................................  70.4%    65.7%      4.7 pts
          Total Hotels excluding hotels held for sale...  71.5%    69.0%      2.5 pts
Hotels held for sale(c).................................  58.2%    59.4%    (1.2) pts
          Total Hotels..................................  70.4%    68.2%      2.2 pts

                                                                       ADR
                                                           ----------------------------
                                                            2000      1999     VARIANCE
                                                           -------   -------   --------
Bristol Comparable Hotels................................  $ 94.87   $ 91.23     4.0%
DJONT Comparable Hotels..................................  $126.57   $121.21     4.4%
          Total Comparable Hotels(a).....................  $111.71   $107.09     4.3%
Non-comparable Hotels(b).................................  $ 98.08   $ 95.42     2.8%
          Total Hotels excluding hotels held for sale....  $106.87   $103.09     3.7%
Hotels held for sale(c)..................................  $ 69.58   $ 68.89     1.0%
          Total Hotels...................................  $104.42   $100.72     3.7%

                                                                      REVPAR
                                                           ----------------------------
                                                            2000      1999     VARIANCE
                                                           ------    ------    --------
Bristol Comparable Hotels................................  $67.13    $63.74       5.3%
DJONT Comparable Hotels..................................  $92.75    $86.91       6.7%
          Total Comparable Hotels(a).....................  $80.52    $75.85       6.2%
Non-comparable Hotels(b).................................  $69.03    $62.72      10.1%
          Total Hotels excluding hotels held for sale....  $76.37    $71.13       7.4%
Hotels held for sale(c)..................................  $40.46    $40.94     (1.2)%
          Total Hotels...................................  $73.52    $68.72       7.0%

---------------

(a) Bristol comparable hotels include 44 hotels and DJONT comparable hotels include 59 hotels which were not undergoing renovation, redevelopment, or rebranding in either the 2000 or 1999 periods reported and exclude hotels held for sale.

(b) Non-comparable hotels include 59 hotels undergoing redevelopment in either the 2000 or 1999 periods reported and exclude hotels held for sale.

(c) Hotels held for sale include three DJONT leased hotels and 21 Bristol leased hotels, consisting of two Courtyard by Marriott hotels, five Fairfield Inn hotels, six Hampton Inn hotels, eight Holiday-branded hotels, and three Doubletree Guest Suites hotels.

     For the twelve months ended December 31, 2000, our comparable hotels' RevPAR increased compared to the same period in 1999, by 6.2%. For the same period, the comparable hotels' ADR and occupancy increased 4.3% and 1.3 percentage points, respectively. The total hotel portfolio RevPAR, excluding hotels held for sale, increased 7.4%. The ADR and occupancy for these hotels increased 3.7% and 2.5 percentage points, respectively.

     The DJONT comparable hotels are predominately Embassy Suites, Doubletree and Doubletree Guest Suites, and Sheraton hotels. The Bristol comparable hotels are predominately Holiday Inn and Crowne Plaza hotels. The following table shows the comparable hotel RevPAR changes for the year ended December 31, 2000, compared to 1999, by brand:

                                                                            PERCENTAGE OF
                                                                   REVPAR    TOTAL ROOM
                                                                   CHANGE      REVENUE
                                                                   ------   -------------
Embassy Suites......................................   47 hotels    7.0%         41.0%
Holiday Inn.........................................   25 hotels    7.7%         28.1%
Crowne Plaza........................................   13 hotels    4.6%         13.1%
Doubletree-branded..................................    6 hotels    6.7%          5.2%
Sheraton............................................    3 hotels    1.3%          7.7%
Other...............................................    9 hotels    0.5%          4.9%
                                                                                -----
          Total.....................................  103 hotels    6.2%        100.0%
                                                                                =====

     We attribute much of the improvement in RevPAR to the renovation, rebranding and repositioning program in which we and, prior to the Bristol merger, Bristol Hotel Company has spent nearly $500 million since the beginning of 1998. Our hotels outperformed most other hotels in their respective markets during the year and we expect our hotels to continue to favorably compare to other hotels in their markets.

     Through the fourth quarter of 2000, our Embassy Suites hotels had experienced their sixth consecutive quarterly increase in occupancy. Our 47 comparable Embassy Suites hotels achieved a 7.0% growth in RevPAR for 2000, compared to the prior year. These hotels, which provide 41.0% of the comparable hotel room revenues, increased their ADR by 5.2% and occupancy by 1.3 percentage points. Our comparable Doubletree-branded hotels had a 6.7% RevPAR gain for the year, made up of increases in both occupancy and ADR of 3.4 percentage points and 1.7%, respectively. We believe that, in addition to recent renovations at the majority of these hotels, the Hilton/Promus merger and the addition of the Hilton HHonors(R) guest frequency program has had and will continue to have a positive impact on our Embassy Suites and Doubletree-branded hotel revenues.

     Six Continents Hotels completed its merger with Bristol Hotels & Resorts at the end of the first quarter of 2000. We expect the integration of the Bristol management team with Six Continents Hotels will continue to be beneficial to the development and strengthening of the Crowne Plaza and Holiday brands.

     Our 13 comparable Crowne Plaza hotels, all of which were renovated and rebranded from Holiday Inn and Harvey hotels, reported increased RevPAR of 4.6% for 2000, compared to 1999. This increase resulted primarily from a 2.6 percentage point increase in occupancy between the periods. In addition to the recent renovations, we attribute a portion of this improvement to the change in marketing for the brand, which now supports the marketing of Crowne Plaza with the Inter-Continental(R) brand.

     Our comparable Holiday Inn-branded hotels increased RevPAR for the year by 7.7%. The increase in RevPAR resulted from a 1.1 percentage point increase in occupancy and a 6.1% increase in ADR. Our 29 comparable Holiday Inn-branded hotels with greater than 250 rooms, representing nearly 80% of our

Holiday Inn-branded revenue, reported an increase in RevPAR of 6.8% for the full year 2000, which came from occupancy and ADR increases of 2.2 percentage points and 3.6%, respectively.

     Approximately 63% of our 2000 comparable hotel room revenues were derived from four states: Texas, California, Florida and Georgia. Changes in comparable hotel RevPAR during 2000 for hotels in these states, compared to the same period in 1999, are illustrated in the following table:

                                                              REVPAR     PERCENTAGE OF
                                                              CHANGE   TOTAL ROOM REVENUE
                                                              ------   ------------------
Texas...........................................  28 hotels    4.0%          20.9%
California......................................  16 hotels   14.8%          25.7%
Florida.........................................  10 hotels    3.6%          11.0%
Georgia.........................................   7 hotels    2.0%           5.8%

     The comparable hotels in Texas, which account for approximately 20.9% of our comparable hotel total room revenue, experienced the fourth consecutive quarter with positive RevPAR growth compared to prior year. The growth in supply from new hotels in most major markets in Texas appears to have slowed and management believes that their recently renovated hotels will continue to effectively compete in their market segments. Our 14 comparable hotels located in Dallas, which had been adversely affected by new competition in recent years, had RevPAR increases of 5.5% for the fourth quarter 2000 and 3.8% for the year.

     Our 59 non-comparable hotels reported an increase in RevPAR of 10.1% for the twelve months ended December 31, 2000. These hotels were profoundly affected by the Allerton Crowne Plaza (increased RevPAR by 89.5% for the twelve month period), which was closed for renovation in 1998 and partially reopened in the second quarter of 1999. The non-comparable hotels, excluding the Allerton, reported increased RevPAR of 7.5%.

RENOVATIONS, REDEVELOPMENTS AND REBRANDINGS

     We have historically sought to enhance the value of our portfolio through:

     - our practice of upgrading, renovating and/or redeveloping most of our recently acquired hotels to enhance their competitive position, and, in certain instances, rebranding them to improve their revenue generating capacity; and

     - our ongoing program for the maintenance of our upgraded hotel assets, which includes:

      - the contribution of approximately 4% of total annual hotel revenue to a capital reserve, for routine capital replacements and improvements; and

      - ensuring that the lessees' adhere to a rigorous maintenance and repair program, resulting in the expenditure of more than 4% of annual hotel revenues on maintenance of the hotels.

  Renovation and Redevelopment Program

     We have demonstrated our ability to successfully generate returns on investments in renovations. Our renovation and rebranding of the 18 Crown Sterling Suites hotels, which were acquired during 1996 and 1997, achieved an overall RevPAR increase of 47.7% between 1996 and 2000. During 1998, 1999, and 2000, an aggregate of approximately $550 million in capital improvements and other capital expenditures were made to our hotels, with approximately 3% of total hotel room nights being lost due to renovation in 1998, 2% in 1999 and 1% in 2000. During 2000, we spent approximately $55.8 million under our renovation and redevelopment program.

     During 2001, we currently expect to spend approximately $20 million on the renovation of 8 hotels, approximately $28 million to complete renovations started in 2000 at 46 hotels, and approximately $50 million for other capital expenditures. We currently expect an insignificant number of room nights to be lost during 2001 as a result of renovations. By the end of 2001, we will have spent more than $1 billion since 1994 on renovations and other capital expenditures to our hotel portfolio, which should limit the need for future renovation expenditures primarily to those necessary to maintain the hotels in their upgraded condition or to enhance a hotel's earning capability through room addition or rebranding as deemed appropriate.

  Capital Reserve

     During 2000 and the six months ended June 30, 2001, approximately $45.0 million and $25.3 million, respectively, were contributed to the capital reserve for capital replacements and improvements and approximately $45.6 million and $14.1 million, respectively, were spent on replacements and improvements. These expenditures are in addition to the $55.8 million and $18.0 million, respectively, spent under the renovation and redevelopment program described above.

  Repairs and Maintenance

     During the year ended December 31, 2000, approximately $41.0 million and $66.7 million were spent by the lessees on routine repairs and maintenance at the hotels leased by DJONT and Bristol, respectively. This represents approximately 4.4% of total 2000 hotel revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of cash to meet our cash requirements, including distributions and repayments of indebtedness, has historically been our share of the cash flow from the percentage leases. For the year ended December 31, 2000, cash flow provided by operating activities, consisting primarily of percentage lease revenue, was $277.3 million and Funds From Operations was $288.6 million. For the six months ended June 30, 2001, net cash flow provided by operating activities, consisting primarily of hotel operations from consolidated hotels and percentage lease revenues, was $93.6 million and Funds From Operations was $135.7 million.

     Effective January 1, 2001, we acquired and contributed to a taxable REIT subsidiary, all of the equity interests in DJONT. In consideration for the acquisition of DJONT, we issued an aggregate of 416,667 units of our limited partner interest valued at $10 million based upon the $23.125 closing share price of FelCor common stock on December 29, 2000, 50% to an entity owned by Thomas J. Corcoran, Jr. and Hervey A. Feldman and 50% to an entity owned by the children of Charles N. Mathewson. We will treat the acquisition of DJONT, for financial reporting purposes, as a termination of the DJONT leases and, accordingly, will expense the value of the units issued as consideration together with the $24.5 million accumulated shareholders' deficit of DJONT, in the first quarter of 2001.

     Effective January 1, 2001, we completed the acquisition of 12 of the Bristol leases which were held by Six Continents Hotels. In consideration for the acquisition of those leases, we issued to Six Continents Hotels 413,585 shares of FelCor common stock valued at approximately $10 million and a corresponding number of units. Of the 12 hotels, we have entered into an agreement with Interstate Hotels Corporation to manage eight of the hotels. Of the remaining hotels, two hotels are being managed by a subsidiary of Six Continents Hotels under short term management contracts, one hotel is being managed by a subsidiary of Hilton and one hotel was sold.

     Effective July 1, 2001, we acquired the remaining 88 leases from Six Continents Hotels. In consideration for the acquisition of such leases, our taxable REIT subsidiaries entered into long term management agreements with Six Continents Hotels with regard to these hotels and FelCor issued to Six Continents Hotels 100 shares of FelCor common stock.

     As a result of these lease acquisitions, we also became subject to the risks of fluctuating hotel operating margins at our hotels, including but not limited to the risk that wage and benefit costs, repair and maintenance expenses, the cost of utilities, liability insurance, and other operating expenses will increase disproportionately to revenues. These operating expenses are more difficult to predict and control than revenue, resulting in increased risk of volatility in our results of operations. The recent economic slowdown has resulted in both declines in RevPAR and an erosion in operating margins during the six months ended June 30, 2001, as compared to the same period of 2000. If the economic slowdown worsens or continues for a protracted time, it could have a material adverse effect on our operations and earnings.

     We made the decision to acquire our leases, and the potential profits of the operation of our hotels, based upon our belief that, in the long term, lodging demand will exceed new supply and that operational efficiencies will increase industry-wide for a variety of reasons, including the impact of new technologies allowing lower-cost delivery of services and providing new revenue sources that are not labor-intensive, such as in-room entertainment and direct and in-room marketing to guests.

     As a result of the effectiveness of the REIT Modernization Act, which, among other things, allows us to own our lessees in taxable REIT subsidiaries, and the acquisition of the hotel leases in 2001, we commenced, for periods after December 31, 2000, to report the income and expenses of operating hotels rather than lease income from the percentage leases. Any profits or losses from the TRS entities holding the hotel leases, after applicable corporate taxes, are reflected in our results of operations. Pro forma consolidated statements of operations for the years ended December 31, 2000 and 1999, which reflect the acquisition of the hotel leases, are contained in the Notes to the Consolidated Financial Statements of FelCor Lodging Limited Partnership, appearing elsewhere in this prospectus.

     In 2000, we identified 25 non-strategic hotels and indicated our intent to sell these hotels. We expect gross sale proceeds from these sales to be approximately $150 million and net proceeds to be approximately $137 million, after deducting estimated transaction costs. We anticipate that the sale of these 25 hotels will result in a book loss of approximately $63 million. Accordingly, FelCor's board of directors approved the establishment of a $63 million loss on assets held for sale in the second quarter of 2000, to reflect the difference between book value and the estimated market value of these hotels. In December 2000, we completed the sale of one of these hotels held for sale and recorded a gain of approximately $135,000. In June 2001, we completed the sale of one of the hotels held for sale. There was no additional gain or loss recorded on the sale of this hotel.

     In March 2001, we contributed eight of the hotels held for sale to an entity in which we hold a 50% equity interest, and a subsidiary of Interstate Hotels holds the other 50% equity interest. Another subsidiary of Interstate Hotels manages each of these hotels.

     In January 2000, FelCor's board of directors authorized an increase in its share repurchase program to an aggregate of $300 million. The stock repurchases have been and, at the discretion of FelCor's management, may be made from time to time at prevailing prices in the open market or through privately negotiated transactions. FelCor funds the repurchase of stock through redemption of our units, which redemptions are funded from existing credit facilities and proceeds from the sale of assets. During 2000 and the six months ended June 30, 2001, FelCor repurchased approximately 4.7 million shares of its outstanding common stock on the open market for approximately $90.7 million and we have redeemed a like number of units. Since inception of the program, FelCor has repurchased an aggregate of 10.5 million shares of its common stock for a total of approximately $189.1 million. There have not been any additional stock repurchases since March 27, 2001.

     We may incur indebtedness to make property acquisitions, to redeem units or to meet distribution requirements imposed on a REIT under the Internal Revenue Code, to the extent that working capital and cash flow from our investments are insufficient for those purposes. At June 30, 2001, we had $64.2 million of cash and cash equivalents and had utilized $40 million under our $600 million revolving line of credit.

     Debt at June 30, 2001, and December 31, 2000, consisted of the following (in thousands):

                                                                                              DECEMBER 31,
                                   COLLATERAL   INTEREST RATE   MATURITY DATE    JUNE 2001        2000
                                   ----------   -------------   --------------   ----------   ------------
FLOATING RATE DEBT:
  Line of credit.................  None         LIBOR + 200bp   August 2003                    $  112,000
  Mortgage debt..................  3 hotels     LIBOR + 200bp   February 2003                      61,909
  Promissory note................  None         LIBOR + 200bp   June 2016        $      650           650
                                                                                 ----------    ----------
         Total floating rate
           debt..................                                                       650       174,559
                                                                                 ----------    ----------
FIXED RATE DEBT:
  Line of credit -- swapped......  None             7.66%       August 2003          39,900       250,000
  Publicly-traded term notes.....  None             7.38%       October 2004        174,569       174,505
  Publicly-traded term notes.....  None             7.63%       October 2007        124,370       124,320
  Publicly-traded term notes.....  None             9.50%       September 2008      101,699
  Publicly-traded term notes.....  None             9.50%       September 2008      395,073       394,731
  Publicly-traded term notes.....  None             8.50%       June 2011           595,073
  Mortgage debt..................  15 hotels        7.24%       November 2007       138,854       140,148
  Mortgage debt..................  7 hotels         7.54%       April 2009           96,826        97,604
  Mortgage debt..................  6 hotels         7.55%       June 2009            72,810        73,389
  Mortgage debt..................  7 hotels         8.73%       May 2010            143,163       144,032
  Mortgage debt..................  8 hotels         8.70%       May 2010            183,807       184,829
  Other..........................  13 hotels     6.96%-7.23%    2000-2005            67,299        80,124
                                                                                 ----------    ----------
         Total fixed rate debt...                                                 2,133,443     1,663,682
                                                                                 ----------    ----------
         Total debt..............                                                $2,134,093    $1,838,241
                                                                                 ==========    ==========

     30 day LIBOR at June 30, 2001 was 3.835%.

     The line of credit contains various affirmative and negative covenants, including limitations on total indebtedness, total secured indebtedness, and cash distributions, as well as the obligation to maintain a certain minimum tangible net worth and certain minimum interest and debt service coverage ratios. At June 30, 2001, we were not in default with respect to those covenants.

     Our other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than the line of credit. The mortgage debt is nonrecourse to us with some exceptions and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of the mortgage debt is prepayable, subject to various prepayment penalties, yield maintenance, or defeasance obligations.

     We took several steps, during the year ended December 31, 2000, to increase our proportion of fixed rate debt, improve our debt maturity profile, diversify our funding sources and expand our financial flexibility.

     On April 26, 2000, we closed a 10-year, $145 million first mortgage term loan, which is collateralized by seven Sheraton hotels and carries an 8.73% fixed interest rate. On May 2, 2000, we closed $186 million of 10-year, first mortgage term loans which are collateralized by eight Embassy Suites hotels and carry an 8.70% fixed interest rate. These loans are non-recourse, mature in May 2010, and amortize over 25 years. The proceeds of these loans were used to reduce borrowings under our line of credit.

     On August 1, 2000, we renewed our line of credit. The line of credit was reduced from $850 million to $600 million and the maturity was extended from July 2001 to August 2003. The effective interest rate on the renewed line of credit ranges from 87.5 basis points to 250 basis points above LIBOR depending on our leverage and corporate rating. An extraordinary charge of approximately $578,000 was recorded to write-off a portion of the deferred financing costs associated with the line of credit.

     On September 15, 2000, we completed the private placement of $400 million of senior unsecured notes that mature in September 2008 and bear an interest rate of 9 1/2%. The notes were issued at a discount to yield of 9 3/4%. The proceeds were used to retire the $375 million floating rate senior term loan, which matured in 2004, and to pay down the line of credit. An extraordinary charge of approximately $3.3 million was recorded to write-off unamortized deferred financing costs associated with the $375 million loan. We subsequently completed an offer to exchange $400 million in aggregate principal amount of the private placement senior notes for notes with identical terms which were registered under the Securities Act of 1933.

     On January 11, 2001, we completed the private placement of an additional $100 million in 9 1/2% senior unsecured notes that mature in September 2008. These notes were issued at a premium to yield an effective rate of 9 1/8%. The proceeds were used initially to pay down our line of credit.

     We had an interest rate swap agreement with a notional amount of $50 million at June 30, 2001, which was designated as a cash flow hedge. The interest rate swap agreement modifies a portion of the interest characteristics of our outstanding debt under its line of credit without an exchange of the underlying principal amount and effectively converts variable rate debt to a fixed rate. The fixed rate to be paid, based on the swap agreement is 5.56%, and the variable rate to be received by us at June 30, 2001 is 5.28%. The swap agreement matures July 2003.

     To provide for additional financing flexibility, FelCor has approximately $946 million of common stock, preferred stock, debt securities, and/or common stock warrants available for offerings under shelf registration statements previously declared effective.

     In the event of a significant economic downturn, we believe that our hotels will continue to benefit from our extensive capital expenditure programs. Most future renovation and redevelopment expenditures are discretionary and are expected to be funded from our cash flow.

     Our $252.6 million in cash flow used in financing activities for the year ended December 31, 2000, relates primarily to the repurchase of approximately
4.5 million shares of FelCor's common stock for approximately $86.7 million and distributions aggregating $168.8 million. For the six months ended June 30, 2001, our $209.9 million in cash flow provided by financing activities relates primarily to the issuance in 2001 of $700 million in senior debt net of debt repayments of $553.7 million and distributions of $82.7 million.

INFLATION

     Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit our ability to raise room rates. Recently, some utility costs have increased at a faster rate than overall inflation. We may not be able to increase room rates sufficiently to offset the increased utility costs. However, in certain markets, our hotels have charged their guests a utility surcharge to help offset such increases.

SEASONALITY

     Our hotels' operations historically have been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of each year. This seasonality can be expected to cause fluctuations in our quarterly revenue, particularly during the fourth quarter. To the extent cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand or borrowings under the line of credit to make distributions to our equity holders.

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board approved SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001 and will require intangible assets, as defined in SFAS No. 141, to be reclassified into goodwill, goodwill amortization to cease, and the testing of goodwill for impairment at transition and at least annually after that, or more often, as appropriate. We will adopt SFAS No. 142 on June 30, 2001 with respect to the purchase of any goodwill and intangible assets acquired after June 30, 2001. We have not yet determined the impact of SFAS No. 142 on our results of operations and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk exposure is to changes in interest rates on our floating rate debt. We manage the risk of increasing interest rates on our floating rate debt through the use of interest rate swaps, which effectively convert variable rate debt to a fixed rate, by locking the interest rates paid. We had entered into an interest rate swap contract relating to debt of $50 million at June 30, 2001.

     The following table provides information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations at June 30, 2001, the table presents scheduled maturities and weighted average interest rates by maturity dates. For our interest rate swap, the table presents the notional amount and weighted average interest rate by contractual maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve as of June 30, 2001. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements which could have been borrowed at June 30, 2001 at then current market interest rates. The fair value of our variable to fixed interest rate swap indicates the estimated amount that would have been received by us had it been sold at June 30, 2001.

                             EXPECTED MATURITY DATE
                                 (IN THOUSANDS)

                              REMAINDER
                               OF 2001     2002      2003       2004      2005     THEREAFTER     TOTAL      FAIR VALUE
                              ---------   -------   -------   --------   -------   ----------   ----------   ----------
LIABILITIES
Debt:
  Fixed rate................   $5,724     $13,039   $34,906   $189,228   $43,129   $1,811,764   $2,097,790   $1,970,752
    Average interest rate...     8.22%       8.19%     8.09%      7.44%     8.67%        8.60%
  Variable rate.............                        $39,900                        $      650   $   40,550   $   40,550
    Average interest rate...                           6.92%                             8.26%
Discount accretion..........                                                                    $   (4,248)
        Total debt..........                                                                    $2,134,092
INTEREST RATE DERIVATIVES
Interest rate swap:
  Variable to fixed.........                        $50,000                                     $   50,000   $     (899)
    Average pay rate........                           5.56%
    Average receive rate....                           5.64%

     Swap contracts, such as those described above, contain a credit risk, in that the counterparties may be unable to fulfill the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
               AND RESULTS OF OPERATIONS OF MERISTAR PARTNERSHIP

GENERAL

     MeriStar Partnership was created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a REIT, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, MeriStar Hotels & Resorts, Inc., a separate publicly traded company, was created to be the lessee and manager of all but eight of the MeriStar Partnership hotels. The eight hotels not leased by MeriStar Hotels & Resorts were leased by affiliates of Prime Hospitality Corporation.

     Prior to January 1, 2001, in order for MeriStar to maintain its tax status as a REIT, MeriStar Partnership was not permitted to participate in the operations of the hotel properties. To comply with this requirement through December 31, 2000, all of the properties were subject to leases involving two third-party lessees, MeriStar Hotels & Resorts and Prime Hospitality Corporation.

     On January 1, 2001, changes to the federal tax laws governing REITs, commonly known as the REIT Modernization Act, became effective. The REIT Modernization Act permits MeriStar Partnership to create taxable REIT subsidiaries on or after January 1, 2001, which are subject to taxation as C corporations. Because of the REIT Modernization Act, MeriStar Partnership created a number of these taxable REIT subsidiaries that are the lessees of its real property. The REIT Modernization Act prohibits the taxable REIT subsidiaries from engaging in the following activities:

     - they may not manage the properties themselves; they are required to enter into arms length management agreements with independent third-party managers that are actively involved in the trade or business of hotel management and manage properties on behalf of other owners,

     - they may not lease a property that contains gambling operations, and

     - they may not own a brand or franchise under which hotels are operated.

     MeriStar Partnership believes that establishing taxable REIT subsidiaries to lease the properties provides a more efficient alignment of and ability to capture the economic interests of property ownership. Under the prior lease structure with MeriStar Hotels & Resorts, MeriStar Partnership received lease payments based on the revenues generated by the properties, but MeriStar Hotels & Resorts operated the properties in order to maximize net operating income from the properties. This inconsistency could potentially result in the properties being operated in a way that did not maximize revenues. With the assignment of the leases for each of the 106 properties managed by MeriStar Hotels & Resorts to the taxable REIT subsidiaries and the execution of the new management agreements, MeriStar Partnership gained the economic risks and rewards related to the properties that are usually associated with ownership of real estate, and property revenues became the basis for MeriStar Hotels & Resorts' management fees. During the six months ended June 30, 2001, one hotel was sold, and MeriStar Partnership terminated four of the eight leases with Prime Hospitality. At June 30, 2001, MeriStar Hotels & Resorts manages 109 of MeriStar Partnership's hotels.

     Subsidiaries of MeriStar Hotels & Resorts assigned their participating leases to MeriStar Partnership's wholly-owned taxable REIT subsidiaries as of January 1, 2001. In connection with the assignment, MeriStar Partnership's taxable REIT subsidiaries executed new management agreements with a subsidiary of MeriStar Hotels & Resorts to manage the hotels. Under these management agreements, the taxable REIT subsidiaries pay a management fee to MeriStar Hotels & Resorts for each property. The taxable REIT subsidiaries in turn make rental payments to MeriStar Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases. The transactions did not result in any cash consideration exchanged among the parties except in regard to the transfer of hotel operating assets and liabilities to the taxable REIT subsidiaries. Under the new management agreements, the base management fee is 2.5% of total hotel revenue plus incentive payments, based on meeting performance thresholds, that could total up to 1.5% of total hotel revenue. The agreements have an initial term of 10 years with three renewal periods of five years each at the option of MeriStar Hotels & Resorts, subject to some exceptions. Because these leases have been assigned to MeriStar Partnership's taxable REIT subsidiaries, MeriStar Partnership now bears the operating risk associated with the hotels.

FINANCIAL CONDITION

  June 30, 2001 Compared with December 31, 2000

     MeriStar Partnership's total assets increased by $78.5 million to $3,085.0 million at June 30, 2001 from $3,006.5 million at December 31, 2000 primarily due to:

     - lending $36.0 million to MeriStar Hotels & Resorts under a revolving credit agreement;

     - deferring $8.1 million in financing costs related to issuing $500 million of senior unsecured notes;

     - capital expenditures at the hotels;

     - the increase in cash and other operating assets of $65.7 million related to the assignment of the hotel leases with MeriStar Hotels & Resorts to the taxable subsidiaries; partially offset by

     - the decrease of $11.3 million due from MeriStar Hotels & Resorts;

     - the sale of one hotel and the use of the $7.3 million in proceeds to paydown debt; and

     - depreciation on hotel assets.

     Total liabilities increased by $93.0 million to $1,865.5 million at June 30, 2001 from $1,772.5 million at December 31, 2000 due mainly to:

     - net borrowings of long-term debt;

     - a $16.0 million increase in accrued interest due to the $500 million senior secured notes sold in January 2001;

     - the adoption of FASB 133 and the related recording of a $7.1 million liability for the derivative instruments; and

     - the increase in operating liabilities of $65.7 million related to the assignment of the hotel leases with MeriStar Hotels & Resorts to the taxable REIT subsidiaries.

     Long-term debt increased by $14.8 million to $1,653.1 million at June 30, 2001 from $1,638.3 million at December 31, 2000 due primarily to:

     - $500 million in senior unsecured notes sold, partially offset set by

     - the repayment of the revolving credit facility from the proceeds of the senior unsecured notes borrowings and cash generated by operations.

     Partners' capital decreased $25.9 million to $1,116.9 million at June 30, 2001 from $1,142.8 million at December 31, 2000 due primarily to:

     - the payment of distributions;

     - allocations of capital to redeemable unitholders as a result of increases in MeriStar's stock price; and

     - $7.1 million increase in accumulated other comprehensive loss due mainly to the adoption of FASB 133 described above; partially offset by

     - net income for 2001; and

     - the issuance of additional common limited partnership units to MeriStar.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 2001 Compared with Six Months Ended June 30, 2000.

     Until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of MeriStar Partnership's hotels. Under these leases, MeriStar Hotels & Resorts assumed all of the operating risks and rewards of these hotels and paid MeriStar Partnership a percentage of each hotel's revenue under the lease agreements. Therefore, for financial statement purposes through December 31, 2000, MeriStar Hotels & Resorts recorded all of the operating revenues and expenses of the hotels in its statements of operations, and MeriStar Partnership recorded lease revenue earned under the lease agreements in its statements of operations. Effective January 1, 2001, MeriStar Hotels & Resorts assigned the hotel leases to MeriStar Partnership's newly created, wholly owned, taxable REIT subsidiaries and its taxable REIT subsidiaries, in turn, entered into management agreements with MeriStar Hotels & Resorts to manage the hotels. As a result of this change in structure, MeriStar Partnership's wholly-owned taxable REIT subsidiaries have assumed the operating risks and rewards of the hotels and now pay MeriStar Hotels & Resorts a management fee to manage the hotels. For consolidated financial statement purposes, effective January 1, 2001, MeriStar Partnership now records all of the revenues and expenses of the hotels in its statements of operations, including the management fee paid to MeriStar Hotels & Resorts.

     MeriStar Partnership's total revenues and total operating expenses increased $461.3 million and $421.0 million, respectively, for the six months ended June 30, 2001 as compared to the same period in 2000. As described in the preceding paragraph, the significant increases result from the fact that MeriStar Partnership now records the hotel operating revenue and expenses in its consolidated financial statements effective January 1, 2001, while it only recorded lease revenue in 2000. As a result, MeriStar Partnership's operating results for the six months ended June 30, 2001 are not directly comparable to the same period in 2000.

     For comparative purposes, the following shows the results for the six months ended June 30, 2000 on a pro forma basis assuming the leases with MeriStar Hotels & Resorts were converted to management contracts on January 1, 2000 compared to actual results for the six months ended June 30, 2001 (in thousands):

                                                                2001       2000
                                                              --------   --------
Revenue.....................................................  $609,851   $622,945
Total expenses..............................................   565,913    548,125
Net income before loss on sale of assets and extraordinary
  items.....................................................    42,690     73,601
Net income..................................................    40,402     80,440
Recurring EBITDA............................................   178,499    187,339

     The following table provides MeriStar Partnership's hotels' operating statistics on a same store basis for the six months ended June 30, 2001 and 2000.

                                                             2001      2000     CHANGE
                                                            -------   -------   ------
Revenue per available room................................  $ 79.66   $ 81.18    (1.9)%
Average daily rate........................................  $112.28   $110.38     1.7%
Occupancy.................................................     70.9%     73.5%   (3.6)%

     Total revenue decreased $13.0 million to $609.9 million in 2001 from $622.9 million in 2000, on a pro forma basis, due primarily to a $10.1 million decrease in room revenue related to a 3.5% decrease in occupancy. This decrease is attributable to the recent slowing of our national economy and its impact on business and leisure travel.

     The current economic slowdown and the resulting declines in RevPAR, which began in March 2001, are currently continuing. MeriStar Partnership anticipates that third quarter RevPAR will be less than that of the third quarter of 2000 and less than that of the second quarter of 2001. MeriStar Partnership expects this decline in occupancy during the second and third quarters to lead to declines in room rates as hotels compete more aggressively for guests. If the economic slowdown worsens or continues for a protracted time, it could have a material adverse effect on MeriStar Partnership's operations and earnings.

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

     Total expenses increased $17.8 million to $565.9 million for the six months ended June 30, 2001 from $548.1 million for the same period in 2000 on a pro forma basis due primarily to:

     - $9.3 million in swap termination costs;

     - the $2.1 million write down of the investment in STS Hotel Net;

     - $3.8 million in FelCor merger costs;

     - $1.3 million in costs to terminate leases with Prime Hospitality Corporation;

     - an increase in depreciation on hotel assets; and

     - a $4.2 million increase in property operating costs due primarily to a $3.2 million increase in energy costs.

     During the six months ended June 30, 2001, MeriStar Partnership recorded a charge in the amount of $2.1 million to write-off its investment in STS Hotel Net, a provider of internet access and related services to the hospitality industry. During 2000, STS Hotel Net continued to pursue its business strategy and operate its business. During the first quarter of 2001, STS Hotel Net secured additional equity from an entity which is also engaged in providing similar services to the hospitality industry. Also, during the first quarter of 2001, the operating environment for STS Hotel Net deteriorated significantly and STS Hotel Net was unable to generate adequate revenues or obtain needed additional financing. As a result, STS Hotel Net significantly curtailed its operations and, accordingly, MeriStar Partnership wrote off its investment in STS Hotel Net at March 31, 2001.

     Recurring EBITDA is presented before the effect of non-recurring items; the swap termination costs, the write down of the investment in STS Hotel Net, FelCor merger costs and costs to terminate leases with Prime Hospitality Corporation. Recurring EBITDA decreased $8.8 million to $178.5 million in 2001 from $187.3 million in 2000.

     In 2001, MeriStar Partnership paid down $300 million of term loans under its revolving credit facility. This resulted in an extraordinary loss of $1.2 million, net of tax effect.

     In 2001, MeriStar Partnership sold one hotel and received $7.3 million. This resulted in a loss on the sale of the asset of $1.1 million, net of tax.

  Year Ended December 31, 2000 compared with the Year Ended December 31, 1999

     Until January 1, 2001, substantially all of MeriStar Partnership's hotels were leased to and operated by MeriStar Hotels & Resorts. Participating lease revenue represents lease payments from the lessees under the participating lease agreements. Total revenue increased by $25.9 million to $400.7 million in 2000 compared to $374.8 million in 1999. This increase was primarily attributable to an increase of $23.7 million in participating lease revenue resulting from an increase in room revenue at MeriStar Partnership's hotels under lease. The following table provides MeriStar Partnership's hotels' operating statistics on a same-store basis for the year:

                                                             2000      1999     CHANGE
                                                            -------   -------   ------
Revenue per available room................................  $ 77.71   $ 73.51    5.71%
Average daily rate........................................  $107.60   $101.92    5.57%
Occupancy.................................................     72.2%     72.1%   0.14%

     Operating expenses increased to $170.3 million for the year ended December 31, 2000 from $156.5 million for the same period in 1999 due primarily to:

     - to an increase in depreciation on hotel assets;

     - an increase in administrative costs, as MeriStar Partnership added personnel during 2000 to address the operating changes associated with the REIT Modernization Act; and

     - increased insurance costs.

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

     Net interest expense increased $17.1 million to $117.5 million for the year ended December 31, 2000, from $100.4 million in 1999 due mainly to:

     - lower capitalized interest due to a decrease in capital expenditures in 2000;

     - an increase in variable interest rates during 2000 and higher interest rates on swap arrangements executed in 2000; partially offset by

     - a lower average debt balance during 2000.

     In 2000, MeriStar Partnership repaid $18.2 million of its notes payable to MeriStar at a discount in connection with its repurchase of its convertible notes at an equal discount. This resulted in an extraordinary gain of $3.4 million.

     In 2000, MeriStar Partnership sold three limited service hotels and received $24.1 million. This resulted in a gain on sale of assets of $3.4 million.

     EBITDA grew $20.9 million to $341.0 million in 2000 from $320.1 million in 1999. This growth is due to:

     - the increase in participating lease revenue; partially offset by

     - the increase in administrative and insurance costs.

  Year Ended December 31, 1999 compared with the Year Ended December 31, 1998

     Substantially all of MeriStar Partnership's hotels were leased to and operated by MeriStar Hotels & Resorts. Participating lease revenue represents lease payments from the lessees under the participating lease agreements. Total revenue decreased by $147.2 million to $374.8 million in 1999 compared to $522.0 million in 1998. This decrease was primarily attributable to the change in the types of revenues recorded in MeriStar Partnership's financial statements in periods before and after August 2, 1998, the date of the merger of CapStar Hotel Company and American General Hospitality Corporation and the spin-off of MeriStar Hotels & Resorts.

     The following table provides MeriStar Partnership's hotels' operating statistics on a same-store basis for the year:

                                                             1999      1998     CHANGE
                                                            -------   -------   ------
Revenue per available room................................  $ 74.05   $ 71.80   3.1%
Average daily rate........................................  $102.39   $100.96   1.4%
Occupancy.................................................    72.3%     71.1%   1.7%

     There were no department operating expenses in 1999 compared to $142.5 million in 1998. This decrease was the result of the hotel operations being leased to MeriStar Hotels & Resorts after August 2, 1998, in conjunction with the merger and spin-off of MeriStar Hotels & Resorts.

     Undistributed operating expenses decreased significantly in 1999 as a result of the merger. Prior to the spin-off of MeriStar Hotels & Resorts, MeriStar Partnership was responsible for all hotel operating expenses. Subsequent to August 3, 1998, MeriStar Partnership, as owner and lessor, was only responsible for real estate taxes, property insurance and various other undistributed expenses. Depreciation and amortization increased $43.0 million to $101.8 million in 1999 from $58.8 million in 1998 as a result of the assets acquired in the merger.

     Net interest expense increased $49.9 million to $100.4 million for the year ended December 31, 1999, from $50.5 million in 1998. This increase was attributable to:

     - the borrowings used to finance the acquisition of hotels during 1998;

     - the borrowings used to finance renovations of hotels during 1998 and 1999;

     - the new debt associated with the merger;

     - higher average interest rates; and

     - 1999 borrowings made to finance real estate ventures.

     In 1999, MeriStar Partnership recognized extraordinary losses of $4.6 million due to the write-off of unamortized deferred financing fees in conjunction with refinancing some credit facilities.

     EBITDA grew $125.3 million to $320.1 million in 1999 from $194.8 million in 1998. This growth is due to:

     - the merger;

     - other hotel acquisitions which occurred during 1998; partially offset by

     - the spin-off of MeriStar Hotels & Resorts.

LIQUIDITY AND CAPITAL RESOURCES

  Sources of Cash

     MeriStar Partnership's principal sources of liquidity are cash on hand, cash generated from operations, and funds from external borrowings and debt and equity offerings. MeriStar Partnership expects to fund its continuing operations through cash generated by its hotels. MeriStar Partnership also expects to finance hotel acquisitions, hotel renovations and joint venture investments through a combination of internally generated cash, external borrowings, and the issuance of its limited partnership units. Additionally, MeriStar must distribute to stockholders at least 90% of its taxable income, excluding net capital gains, to preserve its status as a REIT. MeriStar, as general partner of MeriStar Partnership, is required to use its best efforts to cause MeriStar Partnership's partnership distributions to it to be sufficient to comply with this requirement. MeriStar Partnership expects to fund these distributions through cash generated from operations, borrowings on the credit facilities or through the preferred return on the investment in MeriStar Investment Partners, LP. MeriStar Partnership generated $114.6 million of cash from operations during the first six months of 2001.

  Uses of Cash

     MeriStar Partnership used $49.6 million of cash in investing activities during the six months ended June 30, 2001, primarily for:

     - the $36.0 million note receivable from MeriStar Hotels & Resorts; and

     - capital expenditures at hotels; partially offset by

     - hotel operating cash received on lease conversions; and

     - proceeds from selling one hotel.

     MeriStar Partnership used $45.0 million of cash from financing activities during the six months ended June 30, 2001 primarily for:

     - payments of financing costs, distributions; and

     - additional financing costs related to issuing the $500 million of senior unsecured notes, partially offset by net borrowings on our credit facilities.

     In January 2001, MeriStar Partnership sold $500 million of senior unsecured notes. The senior unsecured notes are structured as:

     - $300 million in notes with a 9.0% interest rate which mature on January 15, 2008, and

     - $200 million in notes with a 9.13% interest rate which mature on January 15, 2011.

     The proceeds were used to repay outstanding debt under MeriStar Partnership's revolving credit facility and to make payments to terminate some swap agreements that hedged variable interest rates of the loans that it repaid. The repayments of the term loans under the credit facility resulted in an extraordinary loss of $1.2 million, net of tax. As of June 30, 2001, MeriStar Partnership had $273.0 million available under its senior secured credit facility. The weighted average interest rate on borrowings outstanding under MeriStar Partnership's credit facility as of June 30, 2001 was 7.7%.

     Capital for renovation work is expected to be provided by a combination of internally generated cash and external borrowings. Initial renovation programs for most of the hotels are complete or nearing completion. Once initial renovation programs for a hotel are completed, MeriStar Partnership expects to spend approximately 4% annually of hotel revenues for ongoing capital expenditure programs, including room and facilities refurbishments, renovations, and furniture and equipment replacements. For the six months ended June 30, 2001, MeriStar Partnership spent $23.8 million on renovation and ongoing property capital expenditure programs. MeriStar Partnership intends to spend an additional $28.0 million during 2001 to complete the renovation programs and for the ongoing capital expenditure programs.

     MeriStar Partnership believes cash generated by operations, together with anticipated borrowing capacity under the credit facilities, will be sufficient to fund the existing working capital requirements, ongoing capital expenditures, and debt service requirements. MeriStar Partnership believes, however, that future capital decisions will also be made in response to specific acquisition and/or investment opportunities, depending on conditions in the capital and/or other financial markets. Accordingly, MeriStar Partnership may consider increasing the borrowing capacity or issuing additional debt or partnership units and these proceeds could be used to finance acquisitions or investments, refinance existing debt, or repurchase common stock.

     MeriStar Partnership is obligated to lend MeriStar Hotels & Resorts up to $50 million for general corporate purposes under a revolving credit agreement. As of June 30, 2001, there was $36 million outstanding under this revolving credit agreement.

     FelCor, MeriStar Hotels & Resorts and MeriStar Partnership have agreed to amend, effective when the merger is complete, the credit agreement to fix its maturity at February 28, 2004, set the interest rate at 600 basis points over the 30-day London Interbank Offered Rate and set the default rate of interest at 800 basis points over the 30-day London Interbank Offered Rate. MeriStar Partnership has agreed to use best efforts to obtain the consents of MeriStar Hotels & Resorts' senior lenders to these amendments.

SEASONALITY

     Demand in the lodging industry is affected by recurring seasonal patterns. For non-resort properties, demand is lower in the winter months due to decreased travel and higher in the spring and summer months during peak travel season. For resort properties, demand is generally higher in winter and early spring. Since the majority of the hotels are non-resort properties, the operations generally reflect non-resort seasonality patterns. MeriStar Partnership has lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     MeriStar Partnership is exposed to market risk from changes in interest rates on long-term debt obligations that impact the fair value of these obligations. MeriStar Partnership's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. MeriStar Partnership's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs. To achieve these objectives, MeriStar Partnership borrows at a combination of fixed and variable rates, and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate their interest rate risk on a related financial instrument. MeriStar Partnership does not enter into derivative or interest rate transactions for speculative purposes. MeriStar Partnership does not have cash flow exposure due to general interest rate changes for fixed long-term debt obligations.

     The table below, as of June 30, 2001, presents the principal amounts, in thousands of dollars, for MeriStar Partnership's fixed and variable rate debt instruments, weighted-average interest rates by year of expected maturity, and fair values to evaluate the expected cash flows and sensitivity to interest rate changes.

                                                             LONG-TERM DEBT
                                       ----------------------------------------------------------
                                                       AVERAGE                         AVERAGE
EXPECTED MATURITY                      FIXED RATE   INTEREST RATE   VARIABLE RATE   INTEREST RATE
-----------------                      ----------   -------------   -------------   -------------
2001.................................  $    3,697       8.2%          $ 16,000          7.8%
2002.................................      15,897       8.6%            32,000          7.8%
2003.................................       8,589       8.2%           305,000          7.7%
2004.................................     171,168       5.1%            69,000          7.7%
2005.................................       9,265       8.1%                --            --
Thereafter...........................   1,022,434       8.6%                --            --
                                       ----------       ----          --------          ----
          Total......................  $1,231,050       8.1%          $422,000          7.5%
                                       ==========       ====          ========          ====
          Fair Value at 6/30/01......  $1,202,095                     $442,000
                                       ==========                     ========

     Upon the sale of MeriStar Partnership's $500 million senior unsecured notes in January 2001, MeriStar Partnership reduced the term loans under its senior secured credit facility by $300 million. At that time, MeriStar Partnership terminated three swap agreements with a notional amount of $300 million that were designated to hedge interest rates on the term loans that were repaid. They made net payments totaling $9.3 million to the counter parties to terminate these swap agreements.

     As of June 30, 2001, MeriStar Partnership had four swap agreements with notional principal amounts totaling $400 million. These swap agreements provide hedges against the impact future interest rates have on floating LIBOR rate debt instruments. The swap agreements effectively fix the 30-day LIBOR between 6.0% and 6.4%. The swap agreements expire between September 2001 and April 2003. For the six months ended June 30, 2001 and 2000, MeriStar Partnership
(made)/received net payments of approximately $(1,627,000) and $165,000, respectively.

     On March 22, 2001 MeriStar Partnership entered into a $100 million forward swap agreement to fix the 30-day LIBOR at 4.77%. The effective date of the agreement is October 1, 2001 and the agreement expires on July 31, 2003.

     In anticipation of the August 1999 completion of MeriStar Partnership's mortgage-backed secured facility, MeriStar Partnership entered into two separate hedge transactions during July 1999. Upon completion of the secured facility, they terminated the underlying treasury lock agreements, resulting in a net payment of $5.1 million. This amount was deferred and is being recognized as a reduction to interest expense over the life of the underlying debt. As a result, the effective interest rate on the secured facility is 7.76%.

     As of June 30, 2001, after consideration of the hedge agreements described above, 99% of MeriStar Partnership's debt had a fixed interest rate, with an overall weighted average interest rate of 8.02%.

     Although MeriStar Partnership conducts business in Canada, the Canadian operations were not material to its consolidated financial position, results of operations or cash flows during the six months ended June 30, 2001 and 2000 and the years ended December 31, 2000 and 1999. Additionally, foreign currency transaction gains and losses were not material to its results of operations for the six months ended June 30, 2001 and 2000 and the years ended December 31, 2000 and 1999. Accordingly, MeriStar Partnership was not subject to material foreign currency exchange rate risk from the effects that exchange rate movements of foreign currencies would have on its future costs or on future cash flows MeriStar Partnership would receive from foreign subsidiaries. To date, MeriStar Partnership has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

                 BUSINESS AND PROPERTIES OF FELCOR PARTNERSHIP

GENERAL

     At June 30, 2001, we and our subsidiaries owned interests in 185 hotels with nearly 50,000 rooms and suites. Of these hotels, we own a 100% interest in 152 hotels with 40,309 rooms and suites, a 90% or greater interest in entities owning seven hotels with 1,745 rooms and suites, a 60% interest in an entity owning two hotels with 983 rooms and a 50% interest in separate entities that own 24 hotels with 5,459 rooms and suites. Our hotels are located in the United States (35 states) and Canada, with concentrations in Texas (41 hotels), California (19 hotels), Florida (18 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels in the world.

     We seek to increase operating cash flow through both internal growth and selective acquisitions, while maintaining a flexible and conservative capital structure. In addition to renovating, redeveloping and repositioning our acquired hotels, we may seek to acquire new upscale properties that will benefit from affiliation with one of the premium brands available to us through our strategic brand owner and manager relationships with Hilton, Six Continents Hotels and Starwood.

     In support of this strategy, on July 28, 1998, we merged Bristol Hotel Company into FelCor, acquiring its 107 primarily full service hotels. These hotels added more than 28,000 rooms and suites to our portfolio, more than doubling our size. The merger also provided diversification, both geographically and by asset class, by adding hotels in many of our key markets and broadening our portfolio in the full-service, upscale and midscale hotel markets. During 1998, we purchased 16 hotels in addition to those acquired in the merger. During 1999, we sold six of the hotels acquired in the Bristol merger that did not meet our investment criteria and acquired a 50% joint venture interest in one hotel.

THE INDUSTRY

     The United States hotel industry profitability has improved each year since 1992 until 2000, its longest sustained growth in history. According to PricewaterhouseCoopers LLP's 1999 Lodging Industry Briefing and April 10, 2001 U.S. Lodging Industry Update, after a period of extended unprofitability in the late 1980's and early 1990's, during which time the increase in the supply of new hotel rooms significantly outpaced growth in room demand, lodging industry profit increased every year from 1992 through 2000. The percentage growth in room demand exceeded percentage growth in new room supply from 1992 through 1996. While 1997 and 1998 experienced the highest number of new room starts in the prior 10 years, 1999 showed a decline in new room starts of 9.7% from the 1998 level and is expected to decline by 16.2% in 2000, compared to 1999, according to PricewaterhouseCoopers LLP's January 2001 Hospitality Directions. In spite of the above-average increases in room supply since 1995, according to PricewaterhouseCoopers LLP's September 1997 and January 2001 Hospitality Directions, and April 10, 2001 U.S. Lodging Industry Update, annual revenue per available room has grown each year from 1991 through 2000. Recent economic conditions have produced the hotel industry's first declines in RevPar, compared to prior year periods, since 1991. A decline in our RevPar will likely result in a corresponding decrease in revenues and net income. Although we had a positive RevPAR growth of 2.0% in the first quarter of 2001, during the second quarter our hotels experienced a RevPAR decline of 7.4%, and MeriStar's hotels had a RevPAR decline of 6.0%, compared to the same period of 2000. According to Smith Travel Research, the U.S. hospitality industry experienced a 3.7% decline in RevPAR for the second quarter.

     Smith Travel Research, a leading provider of industry data, classifies hotel chains into five distinct categories: Upper Upscale, Upscale, Midscale With Food & Beverage, Midscale Without Food & Beverage, and Economy. We remain focused on properties in the Upper Upscale (including Doubletree Guest Suites, Embassy Suites, Sheraton and Westin hotels), Upscale (including Crowne Plaza, Doubletree Hotels and Homewood Suites), and Midscale With Food & Beverage (including Harvey, Holiday Inn and

Holiday Inn Select hotels) categories, from which we derived approximately 97% of our room and suite revenues in 2000.

BUSINESS STRATEGY

     We seek to increase our operating cash flow through active asset management. In addition to actively overseeing the operation of our hotels by our lessees and their managers, we apply our asset management expertise to the renovation, redevelopment and rebranding of hotels, the maintenance of strong strategic relationships with our brand owners and managers and the maintenance of financial flexibility and a conservative balance sheet.

  Hotel Renovation, Redevelopment and Rebranding

     We expect to continue to differentiate ourselves from many of our competitors by:

     - our practice of upgrading, renovating and/or redeveloping most of our recently acquired hotels to enhance their competitive position, and, in certain instances, rebranding them to improve their revenue generating capacity; and

     - our ongoing program for the maintenance of our upgraded hotel assets, which generally includes:

      -- contribution of approximately 4.0% of total annual room and suite revenue to a capital reserve for routine capital replacements and improvements; and

      -- adherence to a rigorous maintenance and repair program, resulting in the expenditure of more than 4.0% of annual hotel revenues on maintenance of the hotels.

     We have demonstrated our ability to successfully execute renovations. Our renovation and rebranding of the 18 Crown Sterling Suites hotels, which were acquired during 1996 and 1997, achieved an overall RevPAR increase of 47.7% between 1996 and 2000. During 1998, 1999 and 2000, an aggregate of approximately $550 million in capital improvements and other capital expenditures were made to our hotels, with approximately 3% of total hotel room nights being lost in 1998, 2% in 1999 and 1% in 2000, due to renovations. During 2001, we currently expect to spend approximately $20 million on the renovation of eight hotels, approximately $28 million to complete renovations started in 2000 at 46 hotels, and approximately $50 million for other capital expenditures. We expect an insignificant number of room nights to be lost during 2001 as a result of renovations. We believe that our historical capital expenditures should limit the need for future major renovation expenditures.

     The largest single renovation project that we completed during 1999 was the Allerton Crowne Plaza in Chicago, which reopened in July 1999, after having been closed for more than a year. This project has received numerous awards, including Lodging Hospitality magazine's Year's Best Design competition in two categories, Bass Hotels & Resorts 1999 Newcomer of the Year award, and Chicago's Greater North Michigan Avenue Association 1999 Avenue Enhancement award.

  Maintenance of Strong Strategic Relationships

     We benefit from strategic brand owner and manager relationships with Hilton (Embassy Suites, Hilton and Doubletree), Six Continents Hotels (Crowne Plaza and Holiday Inn) and Starwood (Sheraton and Westin).

     - Hilton, which acquired Promus Hotel Corporation in 1999, has a hotel system of more than 1,960 hotels with more than 325,000 guest rooms worldwide, and is now the largest operator of full service, all-suite hotels in the United States. In addition to its Hilton and Conrad International-branded hotels, Hilton owns the Embassy Suites, Doubletree and Doubletree Guest Suites brands and at June 30, 2001, managed 72 of our hotels. As a result of its acquisition of Promus, Hilton acquired an equity interest in FelCor having an aggregate value of approximately $33 million at June 30, 2001, and it became a 50% partner in joint ventures with us in the ownership of 12 hotels and the holder of a 10% equity interest in certain of our subsidiaries owning six hotels. The
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

       relationship with Promus and its Embassy Suites brand provided the foundation for our historical growth and we expect to expand our relationship with Hilton, as a result of the MeriStar merger.

     - Six Continents Hotels is one of the largest hotel operating companies in the world. Six Continents owns, operates or franchises more than 3,200 hotels with more than 500,000 guest rooms in nearly 100 countries around the world. Among the brands owned by Six Continents Hotels are Crowne Plaza, Holiday Inn, Holiday Inn Select, Holiday Inn Express and Inter-Continental. Six Continents Hotels, which acquired Bristol Hotels & Resorts in March 2000, managed 90 of our hotels at June 30, 2001. Six Continents Hotels also owns FelCor common stock and our units aggregating approximately 16.1% of our outstanding common stock and units.

     - Starwood is one of the world's largest hotel operating companies. Directly and through subsidiaries, Starwood owns, leases, manages or franchises more than 725 properties with approximately 225,000 rooms in 80 countries. Our strategic alliance with Starwood, coupled with the purchase of seven Sheraton hotels in 1997, provided us with our initial entry into the upscale, full service, non-suite hotel market. Starwood manages 11 of our hotels and is a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

  Maintenance of Financial Flexibility

     We are committed to maintaining substantial financial flexibility. In funding our growth, we have used a broad selection of financing sources to minimize our cost of capital, including public equity, collateralized mortgage-backed securities, public and private debt, and asset divestitures. We believe that our capital structure will continue to be among the more conservative in the hotel REIT industry. We believe our financial flexibility should enable us to pursue selective hotel acquisition and expansion opportunities and to take advantage of renovation, redevelopment and rebranding opportunities to help us improve our competitive position.

HOTELS HELD FOR SALE

     In 2000, we identified 25 non-strategic hotels which we announced our intention to sell. These hotels include most of our limited service hotels, a number of our small market Holiday Inn hotels and all of our Marriott-branded hotels. Management believes the sale of these non-strategic hotels will allow us and our brand managers to focus our efforts on our upscale and full service hotels in more strategic markets. Our board of directors approved a $63 million loss on assets held for sale, to reflect the difference between our book value and the estimated market value for these hotels.

     We have completed the sale of two of the hotels held for sale, recognizing a gain of approximately $135,000. In addition, in March 2001, we contributed eight of the hotels held for sale to an entity in which we own a 50% equity interest, and an affiliate of IHC holds the other 50% equity interest. We contributed assets with a book value of approximately $77 million, received net cash proceeds of $48 million and retained a $17 million preferred interest.

     As a result of these transactions, as of June 30, 2001, we have 15 remaining hotels designated as held for sale.

  REIT Modernization Act

     On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions, among other things, reduce the distribution requirement for REITs from 95% of taxable income to 90% of taxable income for taxable years after 2000.

     In addition, these provisions allow REITs, subject to certain limitations, to own, directly or indirectly, up to 100% of the stock of a TRS that can engage in businesses previously prohibited to a REIT. In particular, these provisions permit hotel REITs to own a TRS that can lease hotels from the REIT, rather than requiring the lessee to be a separate, unaffiliated party. Hotels leased to a TRS still must be managed, however, by an unaffiliated third party. The TRS provisions are complex and impose several
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

conditions on the use of TRSs, generally to assure that TRSs are subject to an appropriate level of corporate taxation. Further, no more than 20% of a REIT's assets may consist of securities of TRSs, and no more than 25% of a REIT's assets may consist of non-qualifying assets, including securities of TRSs and other taxable subsidiaries. In addition, the TRS legislation provides that a REIT may not own more than 10% of the voting power or value of a taxable subsidiary that is not treated as a TRS. Although the TRS provisions became effective on January 1, 2001, a taxable subsidiary in existence on July 12, 1999 is grandfathered under the new provisions unless and until it engages in a new line of business or acquires a substantial new asset or FelCor acquires additional stock in the taxable subsidiary. Such existing taxable subsidiaries can be converted into TRSs on a tax-free basis at any time before January 1, 2004. As a result of the TRS provisions, we were able to form or acquire one or more TRSs to acquire all or a portion of our existing hotel leases and to serve as the lessee for any additional hotels that we acquire. Any "profit" from leases held by a TRS, after payment of the applicable corporate tax, will be available for distribution to us in the form of dividends.

     As a result of the passage of the REIT Modernization Act, we completed the acquisition of 100% of DJONT, effective January 1, 2001, and contributed DJONT to our TRSs. As consideration, we issued 416,667 of our units, valued at approximately $10 million, and assumed DJONT's accumulated shareholders' deficit. On January 1, 2001, we acquired from Six Continents Hotels the leases covering 11 of the hotels and terminated the related management agreements for 413,585 of our units valued at approximately $10 million including the cost of terminating one additional lease in connection with the sale of the related hotel. In July 2001, we completed the acquisition from Six Continents Hotels of the remaining 88 leases. As consideration for the acquisition of such leases, we entered into long term management agreements with Six Continents Hotels with regard to these hotels and FelCor issued to Six Continents Hotels 100 shares of FelCor common stock.

HOTEL BRANDS

     The following table lists the number of our hotels operating under each hotel brand as of June 30, 2001:

                                                            NUMBER OF
                                                          PROPERTIES(1)
                                                          -------------
Hilton Brands:
  Embassy Suites.......................................         59
  Doubletree and Doubletree Guest Suites...............         11
  Hampton Inn..........................................          4
  Hilton and Hilton Suites.............................          1
  Homewood Suites......................................          1
Six Continents Brands:
  Holiday Inn..........................................         39
  Crowne Plaza and Crowne Plaza Suites.................         18
  Holiday Inn Select...................................         10
  Holiday Inn Express..................................          2
Starwood Brands:
  Sheraton and Sheraton Suites.........................         10
  Westin...............................................          1
Marriott Brands:
  Courtyard by Marriott................................          2
  Fairfield Inn........................................          5
Other Brands...........................................          7
                                                               ---
          Total Hotels.................................        170
                                                               ===

------------

               (1) Excludes the 15 hotels designated as held for sale.

  Embassy Suites Hotels

     Embassy Suites hotels are upscale, full service, all suite hotels designed to attract frequent business travelers, leisure travelers and weekend guests. Embassy Suites consistently achieves one of the highest guest satisfaction ratings in the industry. Embassy Suites hotels offer numerous services and amenities, such as:

     - two-room suites, containing two telephones, a mini-refrigerator, coffee maker, microwave oven, wet bar, and two color televisions;

     - complimentary, full, cooked-to-order breakfast;

     - complimentary cocktails during two hours every evening, subject to local laws and regulations, in an atrium environment;

     - fitness center, indoor heated pool, sauna, whirlpool and steam room; and

     - guest laundry and valet services.

Restaurant, banquet, in-room dining and lounge services are available to guests at customary rates. Embassy Suites hotels are constructed, maintained and operated in accordance with a comprehensive set of building, maintenance, operational, record keeping and reservation system guidelines designed to ensure a uniformly high level of service, appearance and quality.

  Holiday Inn and Holiday Inn Select Hotels

     The Holiday Inn brand is positioned to attract the business and leisure traveler seeking up-to-date products and features, value and friendly service. Holiday Inn hotels typically offer a full service restaurant and lounge, swimming pool, meeting and banquet facilities, optional fitness center and electronic locks. In-room amenities generally include a hair dryer, coffee maker, iron and ironing board, alarm/clock radio and 25" television. The Holiday Inn name is recognized around the world, with more than 1,500 hotels currently being operated under this brand.

     The Holiday Inn Select hotels are focused on the business traveler. Each room offers a residential decor with a well-lit work area, including a dataport and voicemail, and in-room coffee makers. Amenities offered at the Holiday Inn Select hotels generally include full business services such as photocopying and telecopying, meeting capabilities for small to mid-size groups, swimming pool, exercise facilities and full service restaurant and lounge. There are more than 70 Holiday Inn Select hotels operating in the Americas.

     The Holiday Inn, Holiday Inn Select and Crowne Plaza brands are part of the family of brands owned, operated and franchised by Six Continents Hotels. Six Continents Hotels owns, operates or franchises more than 3,000 hotels with more than 490,000 guest rooms in nearly 100 countries around the world.

  Crowne Plaza Hotels

     Crowne Plaza hotels offer upscale accommodations for business and leisure travelers looking for a full range of services. Guests receive personalized attention, including welcoming valet and bell staff, concierge service and full health and exercise facilities. Large guest rooms provide a well-lit work area, two telephones with dataport and voicemail, in-room coffee maker, iron, hair dryer, make-up mirror and free newspaper delivered every weekday. Full business services are available to handle guest secretarial requirements. Crowne Plaza hotels also provide attractive and functional meeting areas that are suitable for a variety of occasions, ranging from small private gatherings to banquets and large conferences. There are currently more than 140 Crowne Plaza hotels and over 40,000 guest rooms in major urban centers, gateway cities and resort destinations worldwide.

  Sheraton and Sheraton Suites

     Sheraton hotels, including Sheraton Suites, are part of Starwood, which owns the Sheraton, Westin and other brand names. Sheraton Suites hotels typically offer two-room suites, each with a wet bar, refrigerator, microwave, coffee maker and two televisions. Restaurant, lounge, swimming pool and fitness center facilities are also typically available to guests. While each of these hotels offers some suite accommodations, the substantial percentage of the accommodations are non-suite rooms.

     Sheraton hotels generally offer numerous amenities and facilities, such as multiple restaurants, banquet and meeting space, recreational facilities, including indoor and/or outdoor pools and fitness centers, and business centers. Starwood owns, leases, manages or franchises more than 730 properties with approximately 227,000 rooms in over 80 countries.

  Hilton and Hilton Suites

     Hilton hotels are upscale, full service hotels designed to attract business travelers, leisure guests, and in the many Hilton properties with appropriate facilities, groups and conventions. Hilton Suites are full service, all-suites properties with the amenities of the conventional Hilton-branded hotels in an all-suites format.

     Over decades of operation, the Hilton name has achieved 98% brand awareness worldwide. Conrad Hilton purchased his first hotel in 1919, built the first Hilton-branded hotel in 1925, and established the first "nationwide" hotel chain in 1943. Today Hilton has 499 hotels with 147,667 rooms worldwide which are owned, managed or franchised by Hilton, and is the owner of a number of other hotel brands as set forth in "Embassy Suites" above.

  Doubletree and Doubletree Guest Suites Hotels

     The Doubletree Guest Suites all-suite hotels comprise one of the largest all-suite hotel chains in the United States, as measured by number of suites and system revenues. The Doubletree Guest Suites all-suite hotels are targeted at business travelers and families who need or desire greater space than that which is typically provided at traditional hotels. Each guest suite has a separate living room and dining/work area, with a color television, refrigerator and wet bar.

     Traditional full service Doubletree hotels are targeted at business travelers, group meetings and leisure travelers, and typically include a swimming pool, gift shop, meeting and banquet facilities, at least one restaurant and cocktail lounge, room service, parking facilities and other amenities.

  Other Hotels

     Twenty-nine of our hotels are operated under other brands, as follows:

     - Hampton Inn (8 hotels);

     - Holiday Inn Express (5 hotels);

     - Fairfield Inn (5 hotels);

     - Harvey Hotel (4 hotels);

     - Courtyard by Marriott (2 hotels);

     - Homewood Suites (1 hotel);

     - Westin (1 hotel); and

     - Independents (3 hotels).

HOTEL PORTFOLIO

     The following table sets forth selected descriptive information regarding our hotels at June 30, 2001:

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Birmingham, AL(1)...........................................  Embassy Suites                  242
Montgomery (East I-85), AL..................................  Holiday Inn                     213
Texarkana (I-30), AR(2).....................................  Holiday Inn                     210
Flagstaff, AZ...............................................  Embassy Suites                  119
Phoenix (Airport-44th St.), AZ..............................  Embassy Suites                  229
Phoenix (Camelback), AZ.....................................  Embassy Suites                  233
Phoenix (Crescent), AZ(1)...................................  Sheraton                        342
Scottsdale (Downtown), AZ(2)(4).............................  Fairfield Inn                   218
Tempe (ASU), AZ(1)..........................................  Embassy Suites                  224
Anaheim (Disney(R) Area), CA(1).............................  Embassy Suites                  222
Burlingame (SF Airport So), CA(2)...........................  Embassy Suites                  339
Covina (I-10), CA(1)(4).....................................  Embassy Suites                  264
Dana Point, CA..............................................  Doubletree Guest Suites         198
El Segundo (LAX Airport South), CA..........................  Embassy Suites                  350
Irvine (Orange County Airport), CA..........................  Crowne Plaza                    335
Milpitas, CA(1).............................................  Embassy Suites                  267
Milpitas (San Jose North), CA...............................  Crowne Plaza                    305
Napa, CA(1).................................................  Embassy Suites                  205
Oxnard (Mandalay Beach), CA.................................  Embassy Suites                  249
Palm Desert, CA(1)..........................................  Embassy Suites                  198
Pleasanton, CA..............................................  Crowne Plaza                    244
Santa Barbara, CA(1)........................................  Holiday Inn                     160
San Diego (On the Bay), CA(2)...............................  Holiday Inn                     600
San Francisco (Financial District), CA(2)...................  Holiday Inn                     566
San Francisco (Fisherman's Wharf), CA(2)....................  Holiday Inn                     584
San Francisco (Union Square), CA............................  Crowne Plaza                    400
San Rafael (Marin Co.), CA(1)(4)............................  Embassy Suites                  235
South San Francisco (SF Airport North), CA(1)...............  Embassy Suites                  312
Aurora (Denver Southeast), CO(7)............................  Doubletree                      248
Avon (Beaver Creek Resort), CO..............................  Independent                      72
Hartford (Downtown), CT.....................................  Crowne Plaza                    342
Stamford, CT(2).............................................  Holiday Inn Select              383
Wilmington, DE(7)...........................................  Doubletree                      244
Boca Raton, FL(3)...........................................  Doubletree Guest Suites         182
Boca Raton, FL..............................................  Embassy Suites                  263
Cocoa Beach (Oceanfront Resort), FL.........................  Holiday Inn                     500
Deerfield Beach, FL(1)......................................  Embassy Suites                  244
Ft. Lauderdale, FL(1).......................................  Embassy Suites                  359
Ft. Lauderdale (Cypress Creek), FL(1).......................  Sheraton Suites                 253
Jacksonville, FL............................................  Embassy Suites                  277
Kissimmee (Nikki Bird Resort), FL(2)........................  Holiday Inn                     529
Lake Buena Vista (Walt Disney World(R)), FL(2)..............  Doubletree Guest Suites         229
Miami (Airport), FL(2)......................................  Crowne Plaza                    304
Miami (Airport), FL(1)......................................  Embassy Suites                  314
Orlando (North), FL.........................................  Embassy Suites                  277
Orlando (South), FL(1)......................................  Embassy Suites                  244
Orlando (International Drive Resort), FL....................  Holiday Inn                     652
Orlando (Airport), FL.......................................  Holiday Inn Select              288
Tampa (Busch Gardens), FL(3)................................  Doubletree Guest Suites         129
Tampa (Rocky Point), FL.....................................  Doubletree Guest Suites         203
Tampa (Near Busch Gardens), FL(2)...........................  Holiday Inn                     395
Atlanta (Downtown), GA(4)...................................  Courtyard by Marriott           211
Atlanta (Airport), GA.......................................  Crowne Plaza                    378

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Atlanta (Powers Ferry), GA(1)...............................  Crowne Plaza                    296
Atlanta (Buckhead), GA(1)...................................  Embassy Suites                  317
Atlanta (Airport), GA.......................................  Embassy Suites                  233
Atlanta (Perimeter Center), GA(1)(4)........................  Embassy Suites                  241
Atlanta (Downtown), GA(4)...................................  Fairfield Inn                   242
Atlanta (Airport North), GA(1)..............................  Holiday Inn                     493
Atlanta (Jonesboro South), GA(1)............................  Holiday Inn                     180
Atlanta (Perimeter Dunwoody), GA(1).........................  Holiday Inn Select              250
Atlanta (Airport Gateway), GA...............................  Sheraton                        395
Atlanta (Galleria), GA(1)...................................  Sheraton Suites                 278
Brunswick, GA...............................................  Embassy Suites                  130
Columbus (Airport North), GA(2).............................  Holiday Inn                     223
Davenport, IA(3)............................................  Hampton Inn                     132
Davenport, IA(3)............................................  Holiday Inn                     287
Chicago (Allerton), IL......................................  Crowne Plaza                    443
Chicago (Lombard), IL(1)(4).................................  Embassy Suites                  262
Chicago (O'Hare), IL(1).....................................  Sheraton Suites                 297
Deerfield, IL(1)............................................  Embassy Suites                  237
Moline, IL(3)...............................................  Hampton Inn                     138
Moline (Airport), IL(3).....................................  Holiday Inn                     216
Moline (Airport), IL(3).....................................  Holiday Inn Express             111
Indianapolis (North), IN(1)(4)..............................  Embassy Suites                  222
Colby, KS(3)................................................  Holiday Inn Express              72
Great Bend, KS(3)...........................................  Holiday Inn                     175
Hays, KS(3).................................................  Hampton Inn                     116
Hays, KS(3).................................................  Holiday Inn                     190
Overland Park, KS(1)(4).....................................  Embassy Suites                  199
Salina, KS(1)(3)............................................  Holiday Inn                     192
Salina (I-70), KS(2)(3).....................................  Holiday Inn Express Hotel
                                                                & Suites                       93
Lexington, KY...............................................  Hilton Suites                   174
Lexington, KY(1)............................................  Sheraton Suites                 155
Baton Rouge, LA(1)..........................................  Embassy Suites                  224
New Orleans, LA(1)..........................................  Embassy Suites                  372
New Orleans (Chateau LeMoyne), LA(1)(2)(4)..................  Holiday Inn                     171
New Orleans (French Quarter), LA(1)(2)......................  Holiday Inn                     276
Boston (Marlborough), MA(1).................................  Embassy Suites                  229
Boston (Government Center), MA(2)...........................  Holiday Inn Select              303
Baltimore (BWI), MD(7)......................................  Embassy Suites                  251
Troy, MI(7).................................................  Embassy Suites                  251
Bloomington, MN.............................................  Embassy Suites                  219
Minneapolis (Airport), MN(1)................................  Embassy Suites                  311
Minneapolis (Downtown), MN..................................  Embassy Suites                  218
St. Paul, MN(5).............................................  Embassy Suites                  210
Kansas City (Country Club Plaza), MO(1)(2)(4)...............  Embassy Suites                  266
Kansas City (Northeast), MO.................................  Holiday Inn                     167
St. Louis (Downtown), MO....................................  Embassy Suites                  297
St. Louis (Westport), MO(1).................................  Holiday Inn                     318
Jackson (Downtown), MS(1)...................................  Crowne Plaza                    354
Jackson (Briarwood), MS(1)(3)...............................  Hampton Inn                     119
Jackson (North), MS(1)......................................  Holiday Inn Hotel & Suites      224
Olive Branch (Whispering Woods Hotel and Conference Center),
  MS........................................................  Independent                     179
Charlotte, NC(1)(4).........................................  Embassy Suites                  274
Raleigh/Durham, NC..........................................  Doubletree Guest Suites         203
Raleigh, NC(1)(4)...........................................  Embassy Suites                  225
Omaha, NE...................................................  Doubletree Guest Suites         189

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Omaha (Central), NE(1)......................................  Hampton Inn                     132
Omaha (Southwest), NE.......................................  Hampton Inn                     131
Omaha (I-80), NE(1).........................................  Holiday Inn                     383
Omaha (Old Mill Northwest), NE..............................  Crowne Plaza                    213
Omaha (Southwest), NE.......................................  Holiday Inn Express Hotel
                                                                & Suites                       78
Omaha (Southwest), NE.......................................  Homewood Suites                 108
Parsippany, NJ(1)(4)........................................  Embassy Suites                  274
Piscataway, NJ(1)...........................................  Embassy Suites                  225
Secaucus (Meadowlands), NJ(2)(4)............................  Embassy Suites                  261
Secaucus (Meadowlands), NJ..................................  Crowne Plaza                    301
Albuquerque (Mountain View), NM.............................  Holiday Inn                     360
Syracuse, NY................................................  Embassy Suites                  215
Cleveland, OH...............................................  Embassy Suites                  268
Columbus, OH................................................  Doubletree Guest Suites         194
Dayton, OH(1)...............................................  Doubletree Guest Suites         138
Tulsa, OK...................................................  Embassy Suites                  240
Philadelphia (Center City), PA(1)...........................  Crowne Plaza                    445
Philadelphia (Independence Mall), PA(1).....................  Holiday Inn                     364
Philadelphia (Society Hill), PA(1)..........................  Sheraton                        365
Pittsburgh, PA(1)(2)........................................  Holiday Inn Select              251
Charleston (Mills House), SC................................  Holiday Inn                     214
Greenville (Roper), SC......................................  Crowne Plaza                    208
Myrtle Beach (Kingston Plantation), SC......................  Embassy Suites                  255
Knoxville (Central), TN(2)..................................  Holiday Inn                     242
Nashville (Airport), TN(3)..................................  Doubletree Guest Suites         138
Nashville, TN...............................................  Embassy Suites                  296
Nashville (Opryland/Airport), TN(2).........................  Holiday Inn Select              385
Addison (North Dallas), TX(1)...............................  Crowne Plaza                    429
Amarillo (I-40), TX(2)......................................  Holiday Inn                     247
Austin (Downtown), TX(7)....................................  Doubletree Guest Suites         189
Austin (Airport North), TX(1)(4)............................  Embassy Suites                  261
Austin (Town Lake), TX......................................  Holiday Inn                     320
Beaumont (Midtown I-10), TX.................................  Holiday Inn                     253
Corpus Christi, TX(1).......................................  Embassy Suites                  150
Dallas (Alpha Road), TX.....................................  Bristol House                   127
Dallas (Market Center), TX(1)...............................  Crowne Plaza                    354
Dallas (Park Central), TX(1)................................  Crowne Plaza Suites             295
Dallas (Campbell Centre), TX(7).............................  Doubletree                      302
Dallas (DFW Airport South), TX..............................  Embassy Suites                  305
Dallas (Love Field), TX(1)..................................  Embassy Suites                  248
Dallas (Market Center), TX(1)...............................  Embassy Suites                  244
Dallas (Park Central), TX...................................  Embassy Suites                  279
Dallas (Regal Row), TX(4)...................................  Fairfield Inn                   204
Dallas (Downtown West End), TX..............................  Hampton Inn                     311
Dallas, TX(1)...............................................  Harvey Hotel                    313
Dallas (Park Central), TX(6)................................  Sheraton                        438
Dallas (Park Central), TX(6)................................  Westin                          545
Houston (Near the Galleria), TX(4)..........................  Courtyard by Marriott           209
Houston (Medical Center), TX(1).............................  Crowne Plaza                    297
Houston (Near the Galleria), TX(4)..........................  Fairfield Inn                   107
Houston (I-10 East), TX(4)..................................  Fairfield Inn                   160
Houston (I-10 East), TX(4)..................................  Hampton Inn                      90
Houston (Medical Center), TX(1)(2)..........................  Holiday Inn Hotel & Suites      285
Houston (International Airport), TX(1)......................  Holiday Inn                     401
Houston (I-10 West), TX.....................................  Holiday Inn Select              345

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Houston (Near Greenway Plaza), TX(1)........................  Holiday Inn Select              355
Irving (DFW Airport North), TX(1)...........................  Harvey Hotel                    506
Irving (DFW Airport North), TX(1)...........................  Harvey Suites                   164
Midland (Country Villa), TX.................................  Holiday Inn                     250
Odessa (Parkway Blvd), TX...................................  Holiday Inn Express Hotel
                                                                & Suites                      186
Odessa (Centre), TX.........................................  Holiday Inn Hotel & Suites      245
Plano, TX(1)................................................  Harvey Hotel                    279
Plano, TX...................................................  Holiday Inn                     161
San Antonio (Airport), TX(1)(2)(4)..........................  Embassy Suites                  261
San Antonio (Northwest), TX(1)(4)...........................  Embassy Suites                  217
San Antonio (Downtown), TX(2)...............................  Holiday Inn                     315
San Antonio (International Airport), TX.....................  Holiday Inn Select              397
Waco (I-35), TX.............................................  Holiday Inn                     171
Salt Lake City (Airport), UT(2).............................  Holiday Inn                     191
Tyson's Corner, VA (1)(4)...................................  Sheraton                        437
Burlington, VT(1)...........................................  Sheraton                        309
Cambridge, Canada...........................................  Holiday Inn                     139
Kitchener (Waterloo), Canada................................  Holiday Inn                     182
Peterborough (Waterfront), Canada...........................  Holiday Inn                     155
Sarnia, Canada..............................................  Holiday Inn                     151
Toronto (Yorkdale), Canada..................................  Holiday Inn                     370
Toronto (Airport), Canada...................................  Holiday Inn Select              444

------------

(1) Encumbered by mortgage debt.

(2) Situated on land leased under a long-term ground lease.

(3) This hotel is one of the 15 remaining non-strategic hotels that we intend to sell.

(4) This hotel is one of 24 hotels owned by unconsolidated entities in which we own a 50% equity interest.

(5) Owned subject to a capitalized industrial revenue bond lease that expires in 2011 and permits us to purchase the fee interest at expiration for a nominal amount.

(6) This hotel is one of two hotels owned by a joint venture in which we own a 60% equity interest.

(7) This hotel is one of six hotels in which we own a 90% equity interest.

MANAGEMENT AGREEMENTS

     Effective July 1, 2001, we acquired the leasehold interests in 88 hotels from Six Continents Hotels. In connection with such acquisition, Six Continents Hotels assigned the leases to those hotels to our TRSs, and the TRSs executed new management agreements with Six Continents Hotels for each of the 88 hotels that was previously leased.

     Additionally, as a result of our acquisition of DJONT, our TRSs became parties to management agreements with subsidiaries of Hilton, including Promus Hotels, Inc. and its affiliates, DT Management, Inc. and its affiliates, and subsidiaries of Starwood, including Sheraton Operating Corporation and its affiliates.

     Management Fees and Performance Standards. Under the agreements with Six Continents Hotels, the TRS lessees generally pay Six Continents Hotels a basic management fee for each hotel equal to 2% of adjusted gross revenues of the hotel plus 5% of the room revenue of the hotel for each fiscal month during the initial term and any renewal term. The basic management fees owed under the other management agreements are generally as follows:

     - Doubletree -- between 2% and 3% of the hotel's total sales per month;

     - Sheraton -- 2% of the hotel's total revenue per accounting period; and

     - Promus -- 2% of adjusted gross income payable monthly.

     Under the management agreements with Six Continents, the TRS lessees are required to pay an incentive management fee based on the performance of all the managed hotels, considered in the aggregate. The incentive management fee is computed as a percentage of hotel profits in excess of specified returns to us based on our investment in the managed hotels. The management agreements with the other managers generally provide for an incentive management fee based on a percentage of the TRS lessee's net income before overhead on a hotel by hotel basis.

     Term and Termination. The management agreements with Six Continents Hotels generally have initial terms of 12 to 17 years. Six Continents Hotels may renew the management agreements for one additional 5-year term on mutually acceptable terms and conditions, provided the hotel meets certain performance standards. The TRSs may elect not to continue to operate the hotels under the brand beyond the expiration of the initial term, however, such election will give Six Continents Hotels the right to force us to sell such hotel to it at an appraised value. The management agreements with the other managers generally have initial terms of between 10 and 20 years, and the agreements are generally renewable beyond the initial term for a period or periods of between 5 and 10 years only upon the mutual written agreement of the parties.

     The management agreements are generally terminable upon the occurrence of standard events of default or if the hotel subject to the agreement fails to meet certain financial expectations. Upon termination by either party for any reason, the TRSs generally will pay all amounts due and owing under the management agreement through the effective date of such termination. Under the Six Continents Hotels management agreements, if we sell any individual hotel, we may be required to pay Six Continents Hotels a monthly replacement management fee equal to the existing fee structure for up to one year. In addition, if a TRS breaches the agreement, resulting in a default and termination thereof, or otherwise causes or suffers a termination for any reason other than an event of default by Six Continents Hotels, the TRS may be liable for liquidated damages under the terms of the management agreement. However, if the termination results from the sale of a hotel, no such liquidated damages will be owed if the net proceeds of the sold hotel are reinvested in one or more hotels licensed by Six Continents Hotels within one year from the sale of the hotel.

     Assignment. Generally, neither party to the management agreements has the right to sell, assign or transfer the agreements to a third party without the prior written consent of the other party to the agreement, which consent shall not be unreasonably withheld. A change in control of either party will generally require the other's consent, which shall not be unreasonably withheld.

THE LEASES

     As a result of the acquisition of DJONT and the acquisition of the Six Continents Hotels leases, all of our hotel leases are held by our TRSs. Under the hotel leases, the lessee is obligated to pay us the greater of a minimum base rent or percentage rent based on a percentage of revenues. The lessees have entered into and are responsible for the payment of all fees under the franchise licenses and management agreements relating to the hotels, may hold the liquor licenses applicable to the hotels, own and maintain the inventories required for the operation of the hotels, pay for normal maintenance and repair expenses, enter into various operating, maintenance and service agreements with respect to the hotels, and are responsible for compliance with the license, management and other agreements affecting hotel operations. In addition, the lessees provide asset management services to the hotels, including the supervision of the day-to-day operations of the hotels by the management companies engaged to manage the hotels and the establishment and implementation of capital expenditure programs.

COMPETITION

     The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties and competes for guests primarily with other full and limited service hotels in its immediate vicinity and secondarily with other hotel properties in its geographic market. We believe that brand recognition, location, the quality of the hotel and services provided, and price are the principal competitive factors affecting our hotels.

ENVIRONMENTAL MATTERS

     We customarily obtain a Phase I environmental audit from independent environmental consultants before acquiring a hotel. The principal purpose of a Phase I audit is to identify indications of potential environmental contamination for which such hotels may have liability and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I audits of the hotels were designed to meet the requirements of the then current industry standards governing Phase I audits, and consistent with those requirements, none of the audits involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the hotel's complete environmental compliance status. Similarly, the audits did not involve comprehensive analysis of potential offsite liability. The Phase I audit reports did not reveal any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal or accurately assess all environmental liabilities and that there are material environmental liabilities of which we are unaware.

     We believe that the hotels are in compliance, in all material respects, with all federal, state, local and foreign laws and regulations regarding hazardous substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not been notified by any governmental authority or private party of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our current or former properties. See "Risk Factors -- MeriStar Partnership and we are subject to risks that may adversely affect real estate ownership -- Compliance with environmental laws may adversely affect MeriStar Partnership and our financial condition."

TAX STATUS

     FelCor elected to be taxed as a REIT under the federal income tax laws, commencing with its initial taxable year ended December 31, 1994. As a REIT, FelCor generally is not subject to federal income taxation at the corporate level on its taxable income that is distributed to its shareholders. FelCor may, however, be subject to certain state and local taxes on its income and property. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute annually at least 90% of its taxable income. In connection with FelCor's election to be taxed as a REIT, FelCor's charter imposes restrictions on the ownership and transfer of shares of its common stock. We expect to make distributions on our units sufficient to enable FelCor to meet its distribution obligations as a REIT. FelCor and we have adopted the calendar year as our taxable year.

EMPLOYEES

     We have no employees. Management functions for us are performed by FelCor as our sole general partner. Mr. Corcoran entered into an employment agreement with FelCor in 1994 that continues in effect until December 31, 2001 and automatically renews for successive one-year terms, unless terminated otherwise. None of FelCor's other executive officers has an employment agreement with FelCor. In addition to Mr. Corcoran, FelCor had 50 other full-time employees at June 30, 2001.

PERSONNEL AND OFFICE SHARING ARRANGEMENTS

     We share executive offices with FelCor, Inc., a private company controlled by Mr. Corcoran and, prior to January 1, 2001, we also shared offices with DJONT. Each entity bears an allocated share of overhead costs, including rent, salaries of some personnel, other than Mr. Corcoran, who is compensated solely by FelCor, office supplies, telephones and depreciation of office furniture, fixtures and equipment.

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

We reimburse FelCor for our share of these allocated costs. The allocations of shared costs are subject to the approval of a majority of the independent directors of FelCor. For the year ended December 31, 2000 and the six months ended June 30, 2001, we bore $7.5 million, or 89.5%, and $4.6 million, or 99.5%, of all allocable expenses under this arrangement.

LEGAL PROCEEDINGS

     There is no litigation pending or known to be threatened against us or affecting any of our hotels other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of such claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us, without regard to any potential recoveries from insurers or other third parties.

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

                BUSINESS AND PROPERTIES OF MERISTAR PARTNERSHIP

GENERAL

     MeriStar Partnership believes that the upscale, full-service segment of the lodging industry is the most attractive segment in which to own hotels. The upscale, full-service segment is attractive for several reasons. First, the real estate market has recently experienced a significant slowdown in the construction of upscale, full-service hotels. Second, upscale, full-service hotels appeal to a wide variety of customers, thus reducing the risk of decreasing demand from any particular customer group. Additionally, these hotels have particular appeal to both business executives and upscale leisure travelers, customers who are generally less price sensitive than travelers who use limited-service hotels.

     MeriStar Partnership's business strategy is to opportunistically acquire hotel properties and related businesses with the potential for cash flow growth and to renovate and reposition each hotel according to the characteristics of the hotel and its market.

ACQUISITION STRATEGY

     MeriStar Partnership focuses its attention on investments in hotels located in markets with economic, demographic and supply dynamics favorable to hotel owners. Through an extensive due diligence process, MeriStar Partnership selects those acquisition targets where it believes selective capital improvements and well selected third-party management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value. In order to evaluate the relative merits of each investment opportunity, MeriStar Partnership's senior management, together with MeriStar Hotels & Resorts, creates detailed plans covering all areas of renovation and operation. These plans serve as the basis for MeriStar Partnership's acquisition decisions and guide subsequent renovation and operating plans which will be carried out by a third-party hotel operator.

     Until January 1, 2001, in order to maintain its qualification as a REIT, MeriStar was required to make annual distributions to its stockholders of at least 95% of its real estate investment trust taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. Beginning January 1, 2001, under the REIT Modernization Act, the percentage of required annual distributions was reduced to 90%.

     Among other things, under the terms of MeriStar Partnership's partnership agreement, MeriStar Partnership may not take or refrain from taking any action which, in the judgment of MeriStar, in its sole and absolute discretion:

     - could adversely affect the ability of MeriStar to continue to qualify as a REIT unless MeriStar otherwise ceases to qualify as a REIT; or

     - could subject MeriStar to any additional taxes under section 857 or section 4981 of the Internal Revenue Code.

     As a result, to complete acquisitions and renovations, MeriStar Partnership relies heavily on its ability to raise new capital through debt and equity offerings. That ability is dependent on the then-current status of the capital markets.

     Although MeriStar Partnership is not currently pursuing direct acquisition opportunities, due to the current economic environment and the current costs of its equity capital, it continues to be aware of acquisition opportunities in the upscale, full-service hotel market. MeriStar Partnership may make investments in hotels through co-investment with strategic partners if those investments offer current cash returns.

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

THE INTERCOMPANY AGREEMENT

     MeriStar and MeriStar Partnership are parties to an intercompany agreement with MeriStar Hotels & Resorts. On completion of the merger, FelCor will assume MeriStar's rights and obligations under the agreement. The intercompany agreement provides that, for so long as the agreement remains in effect, MeriStar Hotels & Resorts is prohibited from making real property investments that a REIT could make unless:

     - MeriStar and MeriStar Partnership are first given the opportunity, but elect not to pursue the activities or investments;

     - it is on land already owned or leased by MeriStar Hotels & Resorts or subject to a lease or purchase option in favor of MeriStar Hotels & Resorts;

     - MeriStar Hotels & Resorts will operate the property under a brand name owned by MeriStar Hotels & Resorts; or

     - it is a minority investment made as part of a lease or management agreement arrangement.

MeriStar and MeriStar Partnership have a right of first refusal with respect to any real property investment to be sold by MeriStar Hotels & Resorts.

     The intercompany agreement will generally grant MeriStar Hotels & Resorts a right of first refusal with respect to any management opportunity at any of MeriStar Partnership's properties that it does not elect to have managed by the hotel brand owner. This opportunity will be made available to MeriStar Hotels & Resorts only if MeriStar Partnership determines that:

     - consistent with MeriStar's status as a REIT, it must enter into a management agreement with an unaffiliated third party with respect to the property;

     - MeriStar Hotels & Resorts is qualified to be the manager of that property; and

     - MeriStar Partnership decides not to have the property operated by the owner of a hospitality brand under that brand.

     Because of the provisions of the intercompany agreement, the nature of MeriStar Partnership's business and the opportunities it may pursue will be restricted.

  Provision of Services

     MeriStar Hotels & Resorts may provide MeriStar and MeriStar Partnership with services as MeriStar or MeriStar Partnership may reasonably request from time to time, including administrative, renovation supervision, corporate, accounting, financial, insurance, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services. MeriStar compensates MeriStar Hotels & Resorts for services provided in an amount determined in good faith by MeriStar Hotels & Resorts as the amount a third party would charge MeriStar for comparable services. The arrangements relating to the provision of these services were not subject to arms-length negotiation.

  Equity Offerings

     If either MeriStar or MeriStar Hotels & Resorts desires to engage in a securities issuance, the issuing party will give notice to the other party as promptly as practicable of its desire to engage in a securities issuance. Any notice will include the proposed material terms of the issuance, to the extent determined by the issuing party, including whether that issuance is proposed to be made as a public or private offering, the amount of securities proposed to be issued and the manner of determining the offering price and other terms thereof. The non-issuing party will cooperate with the issuing party in every way to effect any securities issuance of the issuing party by assisting in the preparation of any registration statement or other document required in connection with that issuance and, in connection with that issuance, providing the

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

issuing party with that information which may be required to be included in the registration statement or other document.

  Term

     The intercompany agreement will terminate upon the earlier of August 3, 2008, and the date of a change in ownership or control of MeriStar Hotels & Resorts.

  Credit Facility

     MeriStar Partnership is obligated to lend MeriStar Hotels & Resorts up to $50 million for general corporate purposes under a revolving credit agreement. On March 1, 2000, the revolving credit agreement was amended to reduce the maximum borrowing limit from $75 million to $50 million, increase the interest rate from 350 basis points over the 30-day London Interbank Offered Rate to 650 basis points over the 30-day London Interbank Offered Rate and set the maturity date of the loan to the 91st day following the maturity of MeriStar Hotels & Resorts' senior credit facility, as amended, restated, refinanced or renewed. As of June 30, 2001, there was $36 million outstanding under this revolving credit agreement. Upon effectiveness of the merger, FelCor Partnership will succeed to MeriStar Partnership's role as lender under this credit facility.

     FelCor, MeriStar Hotels & Resorts and MeriStar Partnership have agreed to amend, effective when the merger is complete, the credit agreement to fix its maturity at February 28, 2004, set the interest rate at 600 basis points over the 30-day London Interbank Offered Rate and set the default rate of interest at 800 basis points over the 30-day London Interbank Offered Rate. MeriStar Partnership has agreed to use best efforts to obtain the consents of MeriStar Hotels & Resorts' senior lenders to these amendments.

COMPETITION

     MeriStar Partnership competes primarily in the upscale and mid-priced sectors of the full-service segment of the lodging industry. In each geographic market in which MeriStar Partnership's hotels are located, there are other full- and limited-service hotels that compete with its hotels. Competition in the U.S. lodging industry is based generally on convenience of location, brand affiliation, price, range of services and guest amenities offered, and quality of customer service and overall product.

EMPLOYEES

     As of June 30, 2001, MeriStar and MeriStar Partnership employed 50 persons, all of whom work at their headquarters.

FRANCHISES

     MeriStar Partnership employs a flexible strategy in selecting brand names based on a particular hotel's market environment and the hotel's unique characteristics. Accordingly, MeriStar Partnership uses various national trade names under licensing arrangements with national franchisors.

     The following is a summary of MeriStar Partnership's brand affiliations:

                                                              NUMBER OF
                                                              PROPERTIES
                                                              ----------
Hilton Brands:
  Embassy Suites............................................       3
  Doubletree and Doubletree Guest Suites....................       6
  Hilton and Hilton Suites..................................      23

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

                                                              NUMBER OF
                                                              PROPERTIES
                                                              ----------
Six Continents Brands:
  Holiday Inn...............................................       9
  Crowne Plaza and Crowne Plaza Suites......................       5
  Holiday Inn Select........................................       5
Starwood Brands:
  Sheraton and Sheraton Suites..............................      11
  Westin....................................................       4
Marriott Brands:
  Courtyard by Marriott.....................................       5
  Marriott..................................................       3
Radisson Brands:
  Radisson..................................................      12
Other Brands................................................      27
                                                                 ---
          Total Hotels......................................     113
                                                                 ===

GOVERNMENTAL REGULATION

  Americans with Disabilities Act.

     Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet specific requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in ADA required upgrades to MeriStar Partnership's hotels, a determination that MeriStar Partnership is not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants.

     MeriStar Partnership is likely to incur additional costs of complying with the ADA; however, those costs are not expected to have a material adverse effect on its results of operations or financial condition.

  Environmental Laws

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in property. Laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate contaminated property, may adversely affect the owner's ability to sell or rent real property or to borrow funds using real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of these substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by those persons.

     The operation and removal of underground storage tanks are also regulated by federal and state laws. In connection with the ownership and operation of the hotels, MeriStar Partnership could be held liable for the costs of remedial action with respect to the regulated substances and storage tanks and claims related thereto. Activities have been undertaken to close or remove storage tanks located on the property of several of the hotels.

     All of MeriStar Partnership's hotels have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental engineer. The purpose of a Phase I is to identify potential sources of contamination for which the hotels may be responsible and to assess the status of environmental regulatory compliance. The Phase Is have not revealed any environmental liability or compliance concerns that MeriStar Partnership believes would have a material adverse effect on its results of operation or financial condition, nor is MeriStar Partnership aware of any environmental liability or concerns. Nevertheless, it is possible that these environmental site assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which MeriStar Partnership is currently unaware.

     In addition, MeriStar Partnership's hotels have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of asbestos-containing materials and govern emissions of and exposure to asbestos fibers in the air. Asbestos-containing materials are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the hotels. Operations and maintenance programs for maintaining asbestos-containing materials have been or are in the process of being designed and implemented, or the asbestos-containing materials have been scheduled to be or have been abated, at these hotels. Any liability resulting from non-compliance or other claims relating to environmental matters are not expected to have a material adverse effect on MeriStar Partnership's results of operations or financial condition.

PROPERTIES

     MeriStar and MeriStar Partnership maintain their headquarters in Washington, D.C. MeriStar Partnership owns hotel properties throughout the United States and Canada. As of June 30, 2001, MeriStar Partnership owned 113 hotels. MeriStar Partnership leases land for seven of its hotels and also leases part of the land for six of its hotels. No one hotel property is material to MeriStar Partnership's operations. A typical hotel has meeting and banquet facilities, food and beverage facilities and guest rooms and suites.

     The hotels generally feature comfortable, modern guest rooms, extensive meeting and convention facilities and full-service restaurant and catering facilities that attract meeting and convention functions from groups and associations, upscale business and vacation travelers as well as banquets and receptions from the local community.

     The following table sets forth some information with respect to MeriStar Partnership's hotels at June 30, 2001:

                                                                                 GUEST
HOTEL                                                        LOCATION            ROOMS
-----                                                        --------            -----
Sheraton Hotel.....................................  Mesa, AZ                       273
Crowne Plaza Hotel.................................  Phoenix, AZ                    250
Embassy Suites.....................................  Tucson, AZ                     204
Courtyard by Marriott..............................  Century City, CA               134
Hilton Hotel.......................................  Irvine, CA                     289
Marriott Hotel.....................................  Los Angeles, CA                469
Courtyard by Marriott..............................  Marina Del Rey, CA             276
Hilton Hotel.......................................  Monterey, CA                   204
Doral Palm Springs.................................  Palm Springs, CA               285
Hilton Hotel.......................................  Sacramento, CA                 331
Holiday Inn Select.................................  San Diego, CA                  317
Sheraton Hotel.....................................  San Francisco, CA              525
Crowne Plaza Hotel.................................  San Jose, CA                   239
Wyndham Hotel......................................  San Jose, CA                   355
Hilton Hotel.......................................  San Pedro, CA                  226
Santa Barbara Inn..................................  Santa Barbara, CA               71
Holiday Inn........................................  Colorado, Springs, CO          200
Sheraton Hotel.....................................  Colorado, Springs, CO          500
Embassy Suites.....................................  Englewood, CO                  236

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

                                                                                 GUEST
HOTEL                                                        LOCATION            ROOMS
-----                                                        --------            -----
Hilton Hotel.......................................  Hartford, CT                   388
Ramada Hotel.......................................  Meriden, CT                    150
Ramada Hotel.......................................  Shelton, CT                    155
Doubletree Bradley Airport.........................  Windsor Locks, CT              200
Embassy Row Hilton Hotel...........................  Washington, DC                 193
Georgetown Inn.....................................  Washington, DC                  96
The Latham Hotel...................................  Washington, DC                 143
South Seas Plantation..............................  Captiva, FL                    579
Hilton Hotel.......................................  Clearwater, FL                 426
Ramada Hotel.......................................  Clearwater, FL                 289
Hilton Hotel.......................................  Cocoa Beach, FL                296
Holiday Inn........................................  Ft. Lauderdale, FL             240
Howard Johnson Resort..............................  Key Largo, FL                  100
Westin Hotel.......................................  Key Largo, FL                  200
Courtyard by Marriott..............................  Lake Buena Vista, FL           314
Sheraton Hotel.....................................  Lake Buena Vista, FL           489
Radisson Hotel.....................................  Marco Island, FL               268
Holiday Inn........................................  Madeira Beach, FL              149
Radisson Hotel.....................................  Orlando, FL                    742
Best Western Hotel.................................  Sanibel Island, FL              46
Safety Harbor Resort and Spa.......................  Sanibel Island, FL             193
Sanibel Inn........................................  Sanibel Island, FL              96
Seaside Inn........................................  Sanibel Island, FL              32
Song of the Sea....................................  Sanibel Island, FL              30
Sundial Beach Resort...............................  Sanibel Island, FL             243
Doubletree Hotel...................................  Tampa, FL                      496
Doubletree Guest Suites............................  Atlanta, GA                    155
Westin Atlanta Airport.............................  Atlanta, GA                    495
Jekyll Inn.........................................  Jekyll Island, GA              262
Wyndham Hotel......................................  Marietta, GA                   218
Radisson Hotel.....................................  Arlington Heights, IL          201
Radisson Hotels & Suites...........................  Chicago, IL                    350
Holiday Inn........................................  Rosemont, IL                   507
Radisson Hotel.....................................  Schaumburg, IL                 200
Doubletree Guest Suites............................  Indianapolis, IN               137
Radisson Plaza.....................................  Lexington, KY                  367
Hilton Hotel.......................................  Louisville, KY                 321
Holiday Inn Select.................................  Kenner, LA                     303
Hilton & Towers....................................  Lafayette, LA                  327
Maison de Ville....................................  New Orleans, LA                 23
Radisson Hotel.....................................  Annapolis, MD                  219
Radisson Hotel.....................................  Baltimore, MD                  148
Sheraton Hotel.....................................  Columbia, MD                   287
Hilton Hotel.......................................  Detroit, MI                    151
Hilton Hotel.......................................  Grand Rapids, MI               224
Holiday Inn Sports Complex.........................  Kansas City, MO                163
Sheraton Airport Plaza.............................  Charlotte, NC                  222
Hilton Hotel.......................................  Durham, NC                     194
Courtyard by Marriott..............................  Durham, NC                     146
Ramada Hotel.......................................  Mahwah, NJ                     128
Sheraton Hotel.....................................  Mahwah, NJ                     225

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

                                                                                 GUEST
HOTEL                                                        LOCATION            ROOMS
-----                                                        --------            -----
Westin Hotel.......................................  Morristown, NJ                 199
Four Points Hotel..................................  Mt. Arlington, NJ              124
Doral Forrestal....................................  Princeton, NJ                  290
Courtyard by Marriott..............................  Secaucus, NJ                   165
Marriott Hotel.....................................  Somerset, NJ                   440
Doubletree Hotel...................................  Albuquerque, NM                295
Wyndham Hotel......................................  Albuquerque, NM                276
Crowne Plaza Hotel.................................  Las Vegas, NV                  201
St. Tropez Suites..................................  Las Vegas, NV                  149
Radisson Hotel.....................................  Rochester, NY                  171
Radisson Hotel.....................................  Middleburg Heights, OH         237
Hilton Hotel.......................................  Toledo, OH                     213
Westin Hotel.......................................  Oklahoma City, OK              395
Crowne Plaza Hotel.................................  Lake Oswego, OR                161
Sheraton Hotel.....................................  Frazer, PA                     198
Embassy Suites.....................................  Philadelphia, PA               288
Holiday Inn Select.................................  Trevose, PA                    215
Hilton Hotel.......................................  Arlington, TX                  309
Doubletree Hotel...................................  Austin, TX                     350
Hilton & Towers....................................  Austin, TX                     320
Holiday Inn Select.................................  Bedford, TX                    243
Radisson Hotel.....................................  Dallas, TX                     304
Renaissance Hotel..................................  Dallas, TX                     289
Sheraton Hotel.....................................  Dallas, TX                     348
Hilton Hotel.......................................  Houston, TX                    292
Marriott Hotel.....................................  Houston, TX                    302
Hilton Hotel.......................................  Houston, TX                    295
Sheraton Hotel.....................................  Houston, TX                    382
Holiday Inn Select.................................  Irving, TX                     409
Hilton Hotel.......................................  Midland, TX                    249
Hilton Hotel.......................................  Salt Lake City, UT             287
Holiday Inn........................................  Alexandria, VA                 178
Radisson Hotel.....................................  Alexandria, VA                 253
Hilton Hotel.......................................  Arlington, VA                  209
Hilton Hotel.......................................  Arlington, VA                  386
Richmond Hotel and Conference Center...............  Richmond, VA                   280
Hilton Hotel.......................................  Bellevue, WA                   179
Crowne Plaza Hotel.................................  Madison, WI                    226
Holiday Inn........................................  Madison, WI                    194
Holiday Inn........................................  Calgary, Alberta, Canada       170
Sheraton Hotel.....................................  Guildford, B.C., Canada        278
Holiday Inn........................................  Vancouver, B.C., Canada        100
Ramada Hotel.......................................  Vancouver, B.C., Canada        118
                                                                                 ------
          Total Rooms..............................                              28,877
                                                                                 ======

  The Leases

     Until January 1, 2001, subsidiaries of MeriStar Hotels & Resorts leased 106 of the 114 hotels. Each lease provided for an initial term of 12 years. Each lease provided MeriStar Hotels & Resorts with three

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

renewal options of five years each, except in the case of properties with ground leases having a remaining term of less than 40 years, provided that:

     - MeriStar Hotels & Resorts would not have the right to a renewal if a change in the tax law has occurred that would permit MeriStar Partnership to operate the hotel directly;

     - if MeriStar Hotels & Resorts elected not to renew a lease for any applicable hotel, then MeriStar Partnership had the right to reject the exercise of a renewal right on a lease of a comparable hotel; and

     - the rent for each renewal term would be adjusted to reflect the then fair market rental value of the hotel.

     If MeriStar and MeriStar Hotels & Resorts were unable to agree upon the then fair market rental value of a hotel, the lease would have terminated upon the expiration of the then current term and MeriStar Hotels & Resorts then would have had a right of first refusal to lease the hotel from MeriStar Partnership on those terms as MeriStar may have agreed upon with a third-party lessee.

     Base Rent; Participating Rent; Additional Charges. Each lease required MeriStar Hotels & Resorts to pay:

     - fixed monthly base rent,

     - participating rent, which was payable monthly and based on specified percentages of room revenue, food and beverage revenue and telephone and other revenue at each hotel in excess of base rent, and

     - some other amounts, including interest accrued on any late payments or charges.

     Base rent and departmental revenue thresholds on which the rent percentage is based were increased annually by a percentage equal to the percentage increase in the Consumer Price Index, plus 0.75% in the case of the departmental revenue thresholds, compared to the prior year. In addition, under some circumstances, a reduced percentage rate would apply to the revenues attributable to "discounted rates" that MeriStar Hotels & Resorts might have offered. Base rent was payable monthly in arrears. Participating rent was payable in arrears based on a monthly schedule adjusted to reflect the seasonal variations in the hotel's revenue.

     The leases required MeriStar Hotels & Resorts to pay rent, liability insurance, all costs and expenses and all utility and other charges incurred in the operation of the hotels. MeriStar Partnership was responsible for real estate and personal property taxes and assessments, rent payable under ground leases, casualty insurance, including loss of income insurance, capital impositions and capital replacements and refurbishments, determined in accordance with GAAP. The leases also provided for rent reductions and abatements in the event of damage or destruction or a partial taking of any hotel.

     The leases also provided for a rental adjustment under specified circumstances in the event of a major renovation of the hotel, or a change in the franchisor of the hotel.

     Lessee Capitalization. The leases required MeriStar Hotels & Resorts, as guarantor of the leases, to maintain a book net worth of not less than $40 million. Further, as of January 1, 1999, for so long as the tangible net worth of MeriStar Hotels & Resorts was less than 17.5% of the aggregate rents payable under the leases for the prior calendar year, MeriStar Hotels & Resorts was prohibited from paying dividends or making distributions other than dividends or distributions made for the purpose of permitting the partners of the operating partnership to pay taxes on the taxable income of the operating partnership attributable to its partners plus any required preferred distributions existing to partners.

     Termination. MeriStar had the right to terminate the applicable lease upon the sale of a hotel to a third party or, upon MeriStar's determination not to rebuild after a casualty, upon payment to MeriStar Hotels & Resorts of the fair market value of the leasehold estate, except for properties initially identified by MeriStar Hotels & Resorts and MeriStar as properties slated to be sold. The fair market value of the leasehold estate was determined by discounting to present value at a discount rate of 10% per annum the cash flow for each remaining year of the then current lease term, which cash flow would be deemed to be the cash flow realized by MeriStar Hotels & Resorts under the applicable lease for the 12-month period preceding the termination date. MeriStar was to receive as a credit against any of those termination payments an amount equal to any outstanding "New Lease Credits," which means the projected cash flow, determined on the same basis as the termination payment, of any new leases entered into between MeriStar Hotels & Resorts and MeriStar after the effective date for the initial term of the new lease amortized on a straight-line basis over the initial term of the new lease.

     Performance Standards. MeriStar had the right to terminate the applicable lease if, in any calendar year, the gross revenues from a hotel were less than 95% of the projected gross revenues for that year as set forth in the applicable budget unless:

     - MeriStar Hotels & Resorts could reasonably demonstrate that the gross revenue shortfall was caused by general market conditions beyond its control, or

     - MeriStar Hotels & Resorts "cured" the shortfall by paying to MeriStar Partnership the difference between the rent that would have been paid to MeriStar Partnership had the property achieved gross revenues of 95% of the budgeted amounts and the rent paid based on actual gross revenues.

MeriStar Hotels & Resorts did not have the cure right for more than two consecutive years.

     The leases also required that MeriStar Hotels & Resorts spend in each calendar year at least 95% of the amounts budgeted for marketing expenses and for repair and maintenance expenses.

     Assignment and Subleasing. MeriStar Hotels & Resorts did not have the right to assign a lease or sublet a hotel without MeriStar Partnership's prior written consent. For purposes of the lease, a change in control of MeriStar Hotels & Resorts would have been deemed an assignment of the lease and would require MeriStar Partnership's consent, which could have been granted or withheld in MeriStar's discretion.

  Management Agreements with MeriStar Hotels & Resorts

     Until January 1, 2001, MeriStar Partnership leased all but eight of its hotels to MeriStar Hotels & Resorts under the lease agreements described above.

     Changes to the federal tax laws governing REITs were enacted in 1999 and became effective on January 1, 2001. Under those changes, MeriStar Partnership is permitted to create taxable REIT subsidiaries, which may lease the property it currently owns and are taxable as C corporations. Because of these changes in the tax laws, MeriStar Partnership formed a number of wholly-owned taxable REIT subsidiaries. MeriStar Partnership and MeriStar Hotels & Resorts assigned the participating leases to MeriStar Partnership's taxable REIT subsidiaries and the taxable REIT subsidiaries entered into management agreements with MeriStar Hotels & Resorts to manage the hotels. Under these management agreements, the taxable REIT subsidiaries pay MeriStar Hotels & Resorts a management fee. The taxable REIT subsidiaries in turn make rental payments to MeriStar Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases.

     Management Fees and Performance Standards. Each taxable subsidiary will pay MeriStar Hotels & Resorts a management fee for each hotel equal to a specified percentage of aggregate hotel operating revenues, increased or reduced, as the case may be, by 20% of the positive or negative difference between:

     - the actual excess of total operating revenues over total operating expenses; and

     - the projected excess of total operating revenues over total operating expenses.

The total management fee for a hotel in any fiscal year will not be less than 2.5% or greater than 4.0% of aggregate hotel operating revenues.

     Term and Termination. The management agreements with MeriStar Hotels & Resorts have initial terms of 10 years with three renewal periods of five years each. A renewal will not go into effect if a change in the federal tax laws permits MeriStar Partnership or one of its subsidiaries to operate the hotel directly without adversely affecting the ability of MeriStar to qualify as a REIT or if MeriStar Hotels & Resorts elects not to renew the agreement. MeriStar Partnership may elect not to renew the management agreements only as provided below.

     MeriStar Partnership's taxable REIT subsidiaries have the right to terminate a management agreement for a hotel upon the sale of the hotel to a third party or if the hotel is destroyed and not rebuilt after a casualty. Upon that termination, MeriStar Partnership's taxable REIT subsidiary will be required to pay MeriStar Hotels & Resorts the fair market value of the management agreement. That fair market value will be equal to the present value, using a discount rate of 10%, of the remaining payments under the agreement, assuming that MeriStar Hotels & Resorts would have been paid management fees under the agreement based on the operating results for the 12 months preceding the termination. MeriStar Partnership's taxable REIT subsidiaries will be able to credit against any termination payments those projected fees, discounted to present value at a discount rate of 10%, under any management agreements or leases entered into between MeriStar Partnership or its subsidiaries on the one hand and MeriStar Hotels & Resorts on the other hand after August 3, 1998.

     If gross operating profit from a hotel is less than 85% of the amount projected in the hotel's budget in any fiscal year and gross operating profit from that hotel is less than 90% of the projected amount in the next fiscal year, MeriStar Partnership's taxable subsidiaries will have the right to terminate the management agreement for the hotel, unless:

     - MeriStar Partnership did not materially comply with the capital expenditures contemplated by the budget for either or both of the applicable fiscal years; or

     - MeriStar Hotels & Resorts cures the shortfall by agreeing to reduce its management fee for the next fiscal year by the amount of the shortfall between the actual operating profit for the second fiscal year and 90% of the projected gross operating profit for that year.

MeriStar Hotels & Resorts can only use the cure right once during the term of the management agreement.

     Assignment. MeriStar Hotels & Resorts does not have the right to assign a management agreement without the prior written consent of the relevant taxable REIT subsidiary. A change in control of MeriStar Hotels & Resorts will require the consent of the relevant subsidiary, which may be granted or withheld in its sole discretion.

LEGAL PROCEEDINGS

     In the course of MeriStar Partnership's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against it. Based on currently available facts, MeriStar Partnership's management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

       MANAGEMENT OF FELCOR PARTNERSHIP FOLLOWING THE PARTNERSHIP MERGER

DIRECTORS AND EXECUTIVE OFFICERS

     We do not have any directors or officers. Our management functions are performed by FelCor as our sole general partner. The following information is provided regarding the persons who will be directors and executive officers of FelCor following the merger and the partnership merger.

     FelCor's board of directors will have 13 members, at least seven of whom will not be officers or employees of FelCor or the companies who operate FelCor's hotels. The board of directors is divided into three classes who serve staggered three-year terms with the term of each director expiring at the annual meeting of stockholders held three years after his election.

     The directors and executive officers will be as follows:

                                                                               YEAR
                                                                               FIRST                 TERM
NAME                                           POSITION                       ELECTED     CLASS     EXPIRES
----                                           --------                       -------   ---------   -------
Donald J. McNamara........  Chairman of the Board and Independent Director     1998     Class II     2002
Thomas J. Corcoran, Jr....  President, Chief Executive Officer and Director    1994     Class II     2002
Melinda J. Bush...........  Independent Director                               2000     Class I      2004
Richard S. Ellwood........  Independent Director                               1994     Class III    2003
Richard O. Jacobson.......  Independent Director                               1994     Class III    2003
Steven D. Jorns...........  Director                                           2001     Class III    2003
Charles A. Ledsinger,       Independent Director                               1997     Class I      2004
  Jr. ....................
Robert H. Lutz, Jr. ......  Independent Director                               1998     Class I      2004
Charles N. Mathewson......  Independent Director                               1994     Class III    2003
Thomas A. McChristy.......  Independent Director                               1994     Class II     2002
Richard C. North..........  Director                                           1998     Class II     2002
Michael D. Rose...........  Independent Director                               1998     Class I      2004
Paul W. Whetsell..........  Director                                           2001     Class I      2004
Lawrence D. Robinson......  Executive Vice President, General Counsel and      1996
                              Secretary
Richard J. O'Brien........  Executive Vice President and Chief Financial       2001
                            Officer
Jack Eslick...............  Senior Vice President, Director of Asset           1996
                            Management
June H. McCutchen.........  Senior Vice President, Director of Design and      1995
                              Construction
Larry J. Mundy............  Senior Vice President, Director of                 1998
                            Administration and Business Initiatives
Lester C. Johnson.........  Senior Vice President and Controller               1995
William P. Stadler........  Senior Vice President, Director of Corporate       1995
                              Acquisitions
Andrew J. Welch...........  Senior Vice President and Treasurer                1998

     Donald J. McNamara (age 48). Mr. McNamara was the Chairman of the Board of Bristol Hotel Company from November 1994 until its merger into FelCor in July 1998. Since the merger, he has served as the Chairman of the Board of FelCor. Mr. McNamara previously served as a director of FelCor from July 1994 until November 1997. He is also the Chairman of The Hampstead Group, LLC, a private equity real estate investment company. Mr. McNamara also serves as a director of Omega Healthcare Investors, Inc. and Franklin Covey Co.

     Thomas J. Corcoran, Jr. (age 52). Mr. Corcoran is the President and Chief Executive Officer of FelCor and has served in that capacity since its formation in 1994. From 1991 to 1994, Mr. Corcoran held the same positions with the general partner of the partnerships that were merged into FelCor at its formation. From October 1990 to December 1991, he served as the Chairman, President and Chief Executive Officer of Fiesta Foods, Inc., a manufacturer of tortilla chips and taco shells. From 1979 to 1990, Mr. Corcoran held various positions with ShowBiz Pizza Time, Inc. (now CEC Entertainment, Inc.), an operator and franchisor of family entertainment center/pizza restaurants, and with

Integra -- A Hotel and Restaurant Company (formerly Brock Hotel Corporation). He served as the President and Chief Executive Officer of Integra from 1986 to 1990.

     Melinda J. Bush (age 61). Mrs. Bush was elected as a director of FelCor in May 2000. From more than five years ago until September 1996, she was Executive Vice President of Reed Elsevier's Reed Travel Group/Hotel & Travel Index, which was engaged in hotel industry marketing and publishing activities on a global basis. Since that time, she has served as the Executive Vice President, Editorial and Publishing Director of Premier Hotels & Resorts, www.premierhotels.com, a division of Advanstar Communications. Mrs. Bush has more than 20 years experience in the hospitality industry, and is also a director and trustee of the American Hotel Foundation. She has honorary degrees from Cornell Hotel School and Johnson & Wales Universities and carries the CHA ("Certified Hotel Administrator") designation awarded by the industry to hotel operators and general managers. She was also named Woman of the Year in Travel by the Travel Industry of America and is the recipient of several other industry awards for her achievements in the industry.

     Richard S. Ellwood (age 69). Mr. Ellwood, a director of FelCor since its formation in 1994, is the founder and president of R.S. Ellwood & Co., Inc., a real estate investment banking firm which was organized in 1987. Prior to 1987, as an investment banker, Mr. Ellwood was elected successively in 1963 a vice president of Morgan Guaranty Trust Company, in 1968 a general partner of White Weld & Co., in 1978 a managing director of Warburg Paribas Becker, Incorporated and in 1984 a managing director and senior banker of Merrill Lynch Capital Markets. Mr. Ellwood has extensive experience in hotel financing. He was a founder of Hotel Investors Trust, a REIT, and served as a trustee from 1970 until its merger with another REIT in 1987. He is currently a director of Apartment Investment and Management Company and Florida East Coast Industries, Inc.

     Richard O. Jacobson (age 64). Mr. Jacobson has served as a director of FelCor since its formation in 1994 and is the Chairman of the Board of Jacobson Warehouse Company, Inc., a privately held warehouse company with facilities in 53 locations in 19 states, which Mr. Jacobson founded 32 years ago. He is also Chairman of the Board of Jacobson Transportation Company, Inc., a truckload common carrier with authority to operate in the United States (48 states), Canada and Mexico. Mr. Jacobson is a member of the boards of directors of Atrion Corporation, Firstar Bank Des Moines, N.A. and Heartland Express, Inc.

     Steven D. Jorns (age 52). Mr. Jorns will become a director of FelCor upon completion of the merger. He has been Vice Chairman of the Board of Directors of MeriStar since August 1988. Mr. Jorns was also Chief Operating Officer of MeriStar from August 1998 until January 1999. Mr. Jorns has also been Vice Chairman of the Board of Directors of MeriStar Hotels & Resorts since August 1998. From April 1996 to August 1998, Mr. Jorns had been the Chairman of the Board of Directors, Chief Executive Officer and President of American General Hospitality Corporation. Mr. Jorns was also the founder of American General Hospitality, Inc. and had served since its formation in 1981 until August 1998 as its Chairman of the Board of Directors, Chief Executive Officer and President.

     Charles A. Ledsinger, Jr. (age 51). Mr. Ledsinger has served as a director of FelCor since November 1997. Mr. Ledsinger became the President and Chief Executive Officer of Choice Hotels International in August 1998. Prior to that time, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of St. Joe Corporation from May 1997 until his election as President and Chief Operating Officer of that corporation in February 1998. From June 1995 until May 1997, Mr. Ledsinger was Senior Vice President and Chief Financial Officer of Harrah's Entertainment, Inc. For more than three years prior to that, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of The Promus Companies Incorporated, the former parent of Harrah's Entertainment, Inc. He is also a director of Choice Hotels International, TBC Corporation and Friendly Ice Cream Corporation. He is a member and a past chairman of the Real Estate Financial Advisory Council of the American Hotel and Motel Association.

     Robert H. Lutz, Jr. (age 51). Mr. Lutz served as a director of Bristol Hotel Company from December 1995 until its merger into FelCor in July 1998, and has served as a director of FelCor since that time. Mr. Lutz is currently the President of R.L. Investments, Inc., a private investment firm. From 1994 through 2000, Mr. Lutz served as the Chairman and Chief Executive Officer, and a member of the executive committee, of Amresco, Inc., a financial services company. From 1991 to 1994, Mr. Lutz served as President and Chief Operating Officer of Balcor/Allegiance Realty Group, a subsidiary of the American Express Company engaged in real estate ownership and management. He is a Trustee and member of the Executive Committee of the Urban Land Institute and a past Vice Chairman of the National Realty Committee.

     Charles N. Mathewson (age 73). Mr. Mathewson has served as a director of FelCor since its formation in 1994. Additionally, Mr. Mathewson has served, for more than the past five years, in various positions with International Game Technology, a company engaged in the design and manufacture of microprocessor based gaming products and gaming monitoring systems. Since February 1988, he has served as the Chairman of the Board of IGT. He has served as a director of IGT since December 1985, as President from December 1986 to February 1988, and as Chief Executive Officer from December 1986 until June 1993 and from February 1996 until December 2000. Mr. Mathewson is also a member of the board of directors of Baron Asset Fund.

     Thomas A. McChristy (age 74). Mr. McChristy has served as a director of FelCor since its formation in 1994. He was the President of T.A. McChristy Co., Inc., a real estate investment company, from 1957 to 1996. Mr. McChristy also served as the president and Chief Operating Officer of Syntech International, Inc., a lottery systems and equipment manufacturing company, from 1986 to 1988 and as its Chief Executive Officer from 1989 to 1992.

     Richard C. North (age 51). Mr. North served as a director of Bristol Hotel Company from 1997 until its merger into FelCor in July 1998, and has served as a director of FelCor since that time. Mr. North has been the Group Finance Director of Six Continents plc since 1994. Six Continents plc is the parent of Six Continents Hotels, which operates or franchises more than 3,000 hotels in more than 75 countries under various brands, including Inter-Continental, Crowne Plaza and Holiday Inn. Prior to 1994, Mr. North served as the Group Finance Director of The Burton Group.

     Michael D. Rose (age 59). Mr. Rose has served as a director of FelCor since July 1998. He served as the Chairman of the Board of Promus Hotel Corporation from April 1995 through December 1997 and, thereafter, as a director until December 1998. Mr. Rose served as Chairman of the Board of Harrah's Entertainment Inc. from June 1995 until his retirement as of December 31, 1996. He also served as Chairman of the Board of The Promus Companies Incorporated from November 1989 through June 1995 and as Chief Executive Officer of that company from November 1989 to April 1994. In May 2001, Mr. Rose was named Chairman of the Board of Gaylord Entertainment Company, a diversified entertainment company. Mr. Rose is also a director of First Tennessee National Corporation, Stein Mart, Inc., and Darden Restaurants, Inc.

     Paul W. Whetsell (age 50). Mr. Whetsell will become a director of FelCor upon completion of the merger. He has been Chairman of the Board of Directors and Chief Executive Officer of MeriStar since August 1998. Mr. Whetsell has also been the Chairman of the Board of Directors and Chief Executive Officer of MeriStar Hotels & Resorts since August 1998. Prior to August 1998, Mr. Whetsell had been Chairman of the Board of Directors of CapStar Hotel Company since 1996 and had served as President and Chief Executive Officer of CapStar Hotel Company since its founding in 1987.

     Lawrence D. Robinson (age 57). Mr. Robinson, who has served as the Senior Vice President, General Counsel and Secretary of FelCor since May 1996, was named Executive Vice President, General Counsel and Secretary in March 2001. From 1972 to 1989, Mr. Robinson was a partner in the Kansas City-based law firm of Stinson, Mag & Fizzell, for which he founded and managed a Dallas, Texas office from 1982 to 1989. From 1989 through April 1996, Mr. Robinson was a partner in the Houston-based law firm of Bracewell & Patterson, L.L.P., where he served as the managing partner of its Dallas office until 1992, as the head of that office's corporate and securities law section and as chairman of its firmwide hospitality group.

     Richard J. O'Brien (age 39). Mr. O'Brien joined FelCor in June 2001 as its Executive Vice President and Chief Financial Officer. Prior to joining FelCor, he was most recently with GE Capital Real Estate where he held a number of leadership positions, including a Managing Director. Prior to serving as a Managing Director, he served as the Chief Financial Officer of the Americas business unit of GE Capital Real Estate. Mr. O'Brien also previously worked with the GE Capital Corporation's Office of the Controller from 1994 to 1996, serving as the internal consultant on accounting and finance issues. Prior to his tenure with GE Capital Corporation, he held management positions with J. P. Morgan Incorporated and KPMG Peat Marwick.

     Jack Eslick (age 49). Mr. Eslick joined FelCor in April 1996 as its Vice President, Director of Asset Management. He was named Senior Vice President, Director of Asset Management in 1998. Mr. Eslick has more than 20 years experience in hotel operations. From April 1991 until he joined FelCor, Mr. Eslick served as Vice President of Operations of Promus Hotel Corporation, where he had direct responsibility for all operations in a region that grew from 14 hotels to 26 hotels. Prior to April 1991, he served in various capacities with Holiday Inns, Inc., including serving as general manager of various hotels and as a Regional Director of Operations.

     Lester C. Johnson (age 48). Mr. Johnson, who was named Senior Vice President and Controller in March 2001, joined FelCor in September 1995 as its Vice President and Controller. Prior to joining FelCor, Mr. Johnson held various positions with Integra -- A Hotel and Restaurant Company and Show Biz Pizza Time, Inc. (now CEC Entertainment, Inc.) from 1981 to 1995. He served as the Vice President and Controller of Integra from 1991 to 1995.

     June H. McCutchen (age 45). Ms. McCutchen joined FelCor in October 1995 as Vice President, Director of Design and Construction, and was named Senior Vice President, Director of Design and Construction in 1998. Prior to her engagement by FelCor, she was an Account Executive for Hospitality Restoration & Builders, Inc. From 1992 to 1994 she was Project Manager for American General Hospitality, Inc. where she managed all capital improvement work for more than 35 properties. Prior to 1992, Ms. McCutchen was Project Manager for Hilton Hotels, Inc. from 1987 to 1992, and prior to 1987, she served as design coordinator and purchasing manager for Embassy Suites, Inc.

     Larry J. Mundy (age 50). Mr. Mundy joined FelCor in January 1998 and is the Senior Vice President, Director of Administration and Business Initiatives. From 1995 until he joined FelCor, he was Vice President of Franchise Development for Motel 6. From 1987 to 1995, he was Vice President of Development in the South/Southeast for Hilton Hotels and prior to 1987 he served as corporate counsel for Residence Inns and Embassy Suites.

     William P. Stadler (age 46). Mr. Stadler began his employment with FelCor in July 1995 as Vice President, Director of Acquisition and Development. On January 14, 1998, Mr. Stadler was promoted to Senior Vice President, Director of Corporate Acquisitions. Mr. Stadler has more than 20 years of experience in hotel acquisition and development, having served as Vice President Development for Coastal Hotel Group from 1994 until he joined FelCor in 1995, as Vice President-Development for Embassy Suites, Inc. from 1992 to 1994, as Senior Vice President-Development for Landmark Hotels, Inc. from 1989 to 1991 and as Vice President-Development for Marriott Corporation from 1985 to 1989.

     Andrew J. Welch (age 39). Mr. Welch joined FelCor in July 1998 as its Vice President and Treasurer. He was named Senior Vice President and Treasurer in March 2001. Prior to joining FelCor, Mr. Welch had served as Vice President and Treasurer of Bristol Hotel Company from August 1997. Prior to joining Bristol, Mr. Welch was responsible for originating investment banking and corporate banking business for Bank of America, N.A., from 1991 to 1997, Citibank, N.A., from 1990 to 1991, and NationsBank, N.A., from 1984 to 1990.

     In addition to the executive officers, Hervey A. Feldman, the founding Chairman of the Board of FelCor, will continue to serve as the Chairman Emeritus of FelCor, a position he has held since his retirement from the board of directors in July 1998. In his capacity as Chairman Emeritus, Mr. Feldman is an honorary non-voting member of the board of directors who is entitled to attend meetings of the

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

board, although his presence or absence from a meeting is not considered for purposes of determining a quorum of the board of directors. We expect that Mr. Feldman will be available from time to time to consult with the board of directors and senior management on significant strategic and other corporate matters. Mr. Feldman spent over 25 years in the hotel industry, including serving in various management positions with Embassy Suites, Inc., Brock Hotel Corporation, Holiday Inns, Inc. and Brock Residence Inns, Inc.

     The officers of FelCor are elected annually by the Board of Directors at a meeting held following each annual meeting of stockholders, or as soon after the meeting as necessary and convenient in order to fill vacancies or newly created offices. Each officer holds office until his successor is duly elected and qualified or until death, resignation or removal, if earlier. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgement the best interests of FelCor will be served by the removal, but the removal will be without prejudice to the contractual rights, if any, of the person so removed.

     There will be no family relationships among any of the directors or executive officers of FelCor following the merger. Except as described under the biographical section for each director, none of FelCor's directors hold directorships in any company with a class of securities registered pursuant to
Section 12 of the Exchange Act or pursuant to Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

     Other than the arrangements contained in the merger agreement relating to the election of Paul W. Whetsell and Steven D. Jorns as directors of FelCor, there are no arrangements or understandings between any nominee for election as a director or officer and any other person pursuant to which that director was nominated or officer was selected.

EXECUTIVE COMPENSATION

     The following tables show information regarding the compensation of FelCor's President and its four other most highly paid executives.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION             LONG TERM COMPENSATION
                                    -----------------------------------   ---------------------------
                                                                                           SECURITIES
                                                           OTHER ANNUAL    RESTRICTED      UNDERLYING    ALL OTHER
                                                           COMPENSATION      STOCK          OPTIONS/    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)       ($)        AWARDS($)(1)      SARS(#)        ($)(4)
---------------------------  ----   ---------   --------   ------------   ------------     ----------   ------------
Thomas J. Corcoran, Jr. ...  2000    400,000    336,830        None         543,150(2)       25,000        15,750
  President and Chief        1999    325,000       None        None            None            None        15,000
  Executive Officer          1998    250,000    150,000        None            None         324,953        15,000
Lawrence D. Robinson......   2000    231,750    228,325        None         417,125(3)         None        15,750
  Executive Vice President,  1999    225,000     40,000        None            None            None        15,000
  General Counsel &
    Secretary                1998    175,000     75,000        None            None         137,262        14,400
Jack Eslick...............   2000    200,000    172,925        None         417,125(3)         None        15,750
  Senior Vice President      1999    180,000     50,000        None            None            None        15,000
  Director of Asset
    Management               1998    150,000     70,000        None            None          66,654        15,000
June H. McCutchen.........   2000    206,000    177,725        None         417,125(3)         None        15,750
  Senior Vice President,
    Director of Design       1999    150,000     62,120        None            None            None        15,000
    and Construction         1998    100,000    112,472        None            None          44,804        15,000
Andrew J. Welch...........   2000    140,600    145,405        None         417,125(3)         None        15,750
  Senior Vice President and  1999    136,500     50,000        None            None            None        15,000
  Treasurer                  1998     55,591(5)  25,000        None          53,125          40,702         2,499

---------------

(1) There were 124,600 shares of restricted stock awarded to the above-named officers during the 2000 fiscal year. Holders of restricted stock are entitled to vote and receive dividends on such shares from the date of grant. The amount reported in this table represents the market value of the shares awarded on the date of grant, determined by the closing price of the common stock on such date, without giving effect to the diminution of value attributable to the restrictions on such stock. As of December 31, 2000, the aggregate unvested restricted stock holdings by the named executive officers consisted of 132,500 shares as set forth below, with a then current aggregate market value, determined in the same manner as of December 31, 2000, of $3,171,719, as follows: Mr. Corcoran, 33,600 shares ($804,300 in value); Mr. Robinson, 26,900 shares ($643,919 in value); Mr. Eslick, 23,500 shares ($562,531 in value); Ms. McCutchen, 23,500 shares ($562,531 in value); and Mr. Welch, 25,000 shares ($598,438 in value).

(2) Represents an award of 30,600 shares of restricted stock on April 3, 2000 which become vested over a five-year period at the rate of 20% per year. The value is based upon the closing price of the common stock on the date of grant of $17.75 per share.

(3) Represents an award of 23,500 shares of restricted stock on April 3, 2000 which become vested over a five-year period at the rate of 20% per year. The value is based upon the closing price of the common stock on the date of grant of $17.75 per share.

(4) These amounts represent FelCor's contributions to FelCor's employee savings and investment plan in the amount of up to $15,750 to each executive officer. The executive officers receive health and disability insurance benefits which do not exceed 10% of their respective salaries. These benefits are also made available to other employees of FelCor.

(5) Includes compensation only from the date of commencement of Mr. Welch's employment with FelCor (August 1998).

     The only grant of stock options or stock appreciation rights, or SARs, to FelCor's named executive officers during the 2000 fiscal year was the grant of an option to Mr. Corcoran to purchase an aggregate of 25,000 shares at $19.50 per share. This option vests over five years at 20% per year.

     The unexpired stock options to purchase FelCor's common stock held by named executive officers of FelCor at December 31, 2000, are summarized in the table below.

                         FISCAL YEAR END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                        OPTIONS AT                  MONEY OPTIONS AT
                                                     DECEMBER 31, 2000            DECEMBER 31, 2000(1)
                                                ---------------------------   -----------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                                            -----------   -------------   ------------   --------------
Thomas J. Corcoran, Jr. ......................    390,421        190,532        $852,014        $397,839
Lawrence D. Robinson..........................     95,744         41,518        $173,536        $ 75,251
Jack Eslick...................................     44,768         21,796        $ 81,142        $ 39,505
June H. McCutchen.............................     27,360         17,444        $ 49,590        $ 31,617
Andrew J. Welch...............................     37,686         38,979        $ 29,508        $ 44,265

---------------

(1) Based on the difference between the option exercise price for all outstanding options and the closing sale price for the common stock on the New York Stock Exchange on December 31, 2000, which was $23.9375 per share.

  Employment Arrangements

     FelCor has entered into an employment agreement with Mr. Corcoran that continues in effect until December 31, 2001 and automatically renews for successive one-year terms, unless otherwise terminated. Under this agreement, Mr. Corcoran serves as the President and Chief Executive Officer of FelCor. The agreement provides that Mr. Corcoran be paid a salary in excess of a stated minimum and that a comprehensive medical plan be maintained for the benefit of Mr. Corcoran and his dependents. None of the other officers of FelCor has an employment agreement.

     FelCor has entered into change in control and severance agreements with each of its executive officers and certain other key employees. Each of these agreements currently extend until December 31, 2001, and will automatically renew for successive one-year terms, unless terminated. In the event of a potential change in control, each covered employee agrees to remain in the employ of FelCor until the earlier of one year following the "potential change in control" or six months following an actual "change in control." Following a "change in control," if a covered employee's employment is terminated by FelCor other than for disability, retirement or "cause" or by the employee for "good reason", then the employee will be entitled to:

     - the immediate vesting of all stock options, awards of restricted stock and other benefits previously awarded or credited to his account and

     - a lump sum severance payment of between 2.99 and 0.5 times the employee's average total annual compensation over the past three years.

FelCor will be required to "gross-up" the severance payment to cover excise taxes on the benefits, so that the employee receives the same payment after payment of any excise taxes.

     FelCor also maintains a 401(k) Plan, health insurance and other benefits generally available to all employees. FelCor also provides a deferred compensation plan that is available only to directors and employees making in excess of $100,000 per year. FelCor makes no matching or other contributions to this plan, other than the payment of its operating and administrative expenses.

COMPENSATION COMMITTEE INTERLOCKS

     None of the members of the Compensation Committee were officers or employees of FelCor or had any relationship with FelCor requiring disclosure under regulations promulgated by Securities and Exchange Commission.

DIRECTOR COMPENSATION

     In lieu of cash compensation for their services during 2000, FelCor has issued to each director, other than Mr. North, who has declined any compensation, that number of shares of FelCor common stock determined by dividing:

     - the sum of $35,000 plus, if a director attended more than five Board meetings during the year, $1,000 for each additional meeting attended in person and $500 for each additional telephonic meeting in which he participated, by

     - $23.80, the closing price of the common stock on February 28, 2001, the date the issuance was authorized by the Board, and rounding to the nearest whole lot of 100 shares.

In addition to that compensation, each director is reimbursed for out-of-pocket expenses incurred in connection with his or her service on the FelCor Board. No additional compensation is paid to directors for service on various Board committees.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIPS AND TRANSACTIONS WITH FORMER LESSEES

     At December 31, 2000, FelCor and its subsidiaries leased a total of 85 hotels directly to, or to subsidiaries of, DJONT Operations, L.L.C. under percentage leases. Hervey A. Feldman, who served as the Chairman of the Board of FelCor until July 1998, and Thomas J. Corcoran, Jr., the President, Chief Executive Officer and a director of FelCor, beneficially owned all of the voting common equity interests (50% of the common equity interest) in, and served as officers and managers of, DJONT. The remaining 50% non-voting common equity interest in DJONT was held by entities owned by the children of Charles N. Mathewson, a director of FelCor.

     Effective January 1, 2001, FelCor acquired from the prior owners and contributed to our newly formed taxable REIT subsidiary all of the equity interests in DJONT. In consideration for the equity interests in DJONT, we issued an aggregate of 416,667 units of limited partner interest valued at approximately $10 million. At the time of acquisition, DJONT had an accumulated shareholders' deficit of approximately $24.5 million. Mr. Corcoran and Mr. Mathewson, whose personal interests were in conflict with those of FelCor relating to this acquisition, abstained from participation in the FelCor's board discussion and vote on this matter.

     In May 2000, subsidiaries of Six Continents plc acquired all of the outstanding stock of Bristol Hotels & Resorts through a merger. As a result of this acquisition, Six Continents Hotels became the lessee of 88, and the manager of 91, of our hotels. Richard C. North, a director of FelCor, is the Group Finance Director of Six Continents plc.

     In connection with its acquisition of Bristol, a Six Continents plc subsidiary has contributed an aggregate of 5,713,185 shares of outstanding FelCor common stock held by it to us in exchange for a like number of our common units. If these units were redeemed for FelCor common stock, Six Continents plc and its affiliates would own approximately 17.1% of FelCor's common stock. The exchange by Six Continents plc of common stock for units did not affect FelCor's FFO or earnings per share, although it resulted in the reduction of FelCor's percentage ownership in us from approximately 95% to approximately 87%.

     In December 2000, FelCor sold one hotel licensed by Six Continents Hotels and, effective January 1, 2001, completed the acquisition of leases with respect to 12 hotels licensed by Six Continents Hotels. In consideration for the acquisition and termination of these leases and the related management agreements, 413,585 shares of FelCor common stock valued at approximately $10 million were issued to Six Continents Hotels. FelCor acquired the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001. FelCor has contributed these leases to our TRSs. In consideration for these 88 leases, FelCor issued 100 shares of FelCor common stock, and our subsidiaries agreed to new long-term management agreements with Six Continents Hotels subsidiaries to manage the 88 hotels. The acquisition of the leases held by Six Continents Hotels involved negotiations between FelCor and Six Continents Hotels. The interest of Six Continents Hotels in those negotiations was in direct conflict with FelCor's interests. Mr. North abstained from participating in any discussion or vote by FelCor's board relating to these transactions.

     The percentage leases with DJONT and Six Continents Hotels generally had initial terms of five to 15 years and provided for the payment by the lessees to our subsidiary which owns the property a minimum base rent or, if greater, rent measured as a percentage of room or suite revenue and certain other hotel revenues. The lessees were entitled to all profits from the operation of the hotels leased by them, after the payment of rent and the operating, management and certain other expenses of the hotels. During 2000, DJONT paid approximately $277 million, and Six Continents Hotels and Bristol Hotels & Resorts paid approximately $260 million, in lease rent to our consolidated subsidiaries.

SHARING OF OFFICES AND EMPLOYEES

     FelCor shares its executive offices and certain employees with DJONT and another entity controlled by Messrs. Feldman and Corcoran, and each company bears its share of overhead costs, including an allocated portion of the rent, salaries of some personnel, other than Mr. Corcoran, office supplies, telephones and depreciation of office furniture, fixtures and equipment. These allocations of shared expenses to FelCor must be approved by a majority of the independent directors of FelCor. During 2000, FelCor paid approximately $7.5 million, or 89.4% of all allocable expenses, under this arrangement. Under our partnership agreement, we are required to reimburse FelCor for its share of these expenses. Mr. Corcoran's salary is paid solely by FelCor, and he receives no salary from either of the other entities. Mr. Corcoran is the President, Chief Executive Officer and a director of FelCor and also serves as a director, or manager, and the President of each of these other entities. For a description of Mr. Corcoran's employment agreement and of the change in control and severance agreements between FelCor and its executive officers and some other key employees, please see the discussion under "Management of FelCor Partnership Following the Partnership Merger -- Executive Compensation -- Employment Arrangements" above.

TRANSACTIONS RESULTING FROM THE MERGERS

     Transactions with MeriStar Hotels & Resorts, Inc. Paul W. Whetsell is the Chairman and Chief Executive Officer of MeriStar Hotels & Resorts, and Steven D. Jorns is a member of its board of directors. As a result of the merger, Messrs. Whetsell and Jorns will become directors of FelCor, and FelCor will have relationships and transactions with MeriStar Hotels & Resorts. These relationships and transactions are described in this prospectus under the captions "Risk Factors -- Conflicts of interest could adversely affect our business -- Certain FelCor directors and executive officers", "The Combined Partnerships -- Relationship with MeriStar Hotels & Resorts" and "Business and Properties of MeriStar Partnership -- Properties -- Management Agreements with MeriStar Hotels & Resorts".

     Transactions with Messrs. Whetsell and Jorns. As a result of the merger, FelCor will also be a party to a number of transactions with Messrs. Whetsell and Jorns, which are described in this prospectus under the captions "Risk Factors -- The directors and executive officers of FelCor and MeriStar have interests in the completion of the merger and partnership merger that may conflict with the interests of the stockholders of the respective companies" and "The Mergers -- Interests of Certain Persons in the Merger and Partnership Merger -- Interests of MeriStar's Directors and Officers."

           SECURITY OWNERSHIP OF PRINCIPAL UNITHOLDERS AND MANAGEMENT

SECURITY OWNERSHIP OF FELCOR PARTNERSHIP BY PRINCIPAL UNITHOLDERS AND MANAGEMENT

     The following table shows how many common units of partnership interests were beneficially owned on July 31, 2001, by each person known to us to beneficially own more than 5% of our common units, and by the executive officers and directors of FelCor named below, who are the only executive officers and directors of FelCor who own our common units. Unless otherwise indicated, each person owns directly the number of common units shown opposite the person's name in the table below.

                                                        AMOUNT AND
                                                        NATURE OF
NAME AND ADDRESS                                        BENEFICIAL    PERCENT OF
OF BENEFICIAL OWNER                                     OWNERSHIP      CLASS(1)
-------------------                                     ----------    ----------
FelCor Lodging Trust Incorporated.....................  58,688,826(2)    86.7%
  545 E. John Carpenter Frwy., Suite 1300
  Irving, Texas 75062
Six Continents plc....................................   5,713,185(3)     8.4%
  20 North Audley Street
  London, England W1Y1WE
Thomas J. Corcoran, Jr................................     503,249(4)       *
Charles N. Mathewson..................................     407,524(5)       *

        -----------------------

        *  Represents less than 1%.

        (1) Based upon 67,702,848 common units outstanding as of July 31, 2001.

        (2) Includes 1,084,978 units representing general partner interests owned directly by FelCor, and 57,603,848 units representing limited partner interest owned indirectly through FelCor Nevada Holdings, L.L.C., a wholly-owned subsidiary of FelCor.

        (3) Represents the aggregate number of units representing limited partner interests owned by subsidiaries of Six Continents, plc.

        (4) Represents common units held by FelCor, Inc. Mr. Corcoran is a 50% stockholder and director of FelCor, Inc. and may be deemed to beneficially own all of the units owned by FelCor, Inc.

        (5) Represents common units held by trusts for Mr. Mathewson and his spouse.

SECURITY OWNERSHIP OF FELCOR BY MANAGEMENT

     The following table shows how much FelCor common stock, Series A Preferred Stock and Series B Preferred Stock was beneficially owned on July 31, 2001, by the named executive officers, each director, each person who will become a director following the merger, and all directors and executive officers as a group, and, with respect to the common stock, the number of shares to be owned by these persons on a pro forma basis following completion of the mergers. Unless otherwise indicated, each person owns directly the number of shares shown after his or her name in the table below.

                                                      PRO FORMA
                           AMOUNT AND                 AMOUNT AND                     AMOUNT AND                   AMOUNT AND
                           NATURE OF                  NATURE OF                       NATURE OF                    NATURE OF
                           BENEFICIAL                 BENEFICIAL                     BENEFICIAL                   BENEFICIAL
                          OWNERSHIP OF    PERCENT    OWNERSHIP OF       PERCENT     OWNERSHIP OF     PERCENT     OWNERSHIP OF
NAME OF                   COMMON STOCK       OF      COMMON STOCK          OF         SERIES A          OF         SERIES B
BENEFICIAL OWNER           PRE-MERGER     CLASS(1)   POST-MERGER        CLASS(1)   PREFERRED STOCK   CLASS(1)   PREFERRED STOCK
----------------          ------------    --------   ------------       --------   ---------------   --------   ---------------
Melinda J. Bush.........        1,200(2)    *              1,200(2)       *                 --           --             --
Thomas J. Corcoran,
  Jr. ..................    1,080,905(3)    2.0%       1,112,694(3)(15)   1.3%           3,000         *               800
Richard S. Ellwood......       16,800(4)    *             16,800(4)       *                 --           --             --
Richard O. Jacobson.....       43,558       *             72,203(16)      *                 --           --             --
Steven D. Jorns.........           --         --         666,399(17)      *                 --           --             --
Charles A. Ledsinger,
  Jr. ..................        5,475       *              5,475          *                 --           --             --
Robert H. Lutz, Jr. ....       28,114(5)    *             28,114(5)       *                 --           --             --
Charles N. Mathewson....    1,221,008(6)    2.3%       1,221,008(6)       1.4%         170,000(20)     2.8%         71,600(20)
Thomas A. McChristy.....      146,473(7)    *            146,473(7)       *                 --           --             --
Donald J. McNamara......      800,000(8)    1.5%         800,000(8)       *                 --           --          1,800(8)
Richard C. North........           --       *                 --            --              --           --             --
Michael D. Rose.........       69,925(9)    *             69,925(9)       *                 --           --         10,000(21)
Paul W. Whetsell........           --         --       1,620,876(18)      1.8%              --           --             --
Jack Eslick.............      100,581(10)   *            100,581(10)      *                 --           --             --
June H. McCutchen.......       75,821(11)   *             75,821(11)      *                 --           --             --
Lawrence D. Robinson....      183,601(12)   *            183,601(12)      *                 --           --          1,306(22)
Andrew J. Welch.........       77,216(13)   *             77,216(13)      *                 --           --             --
All executive officers
  and directors as a
  group (21 persons)....    4,185,202(14)   7.7%       6,532,911(19)      7.2%         173,100         2.9%         82,067


                          PERCENT
NAME OF                      OF
BENEFICIAL OWNER          CLASS(1)
----------------          --------
Melinda J. Bush.........      --
Thomas J. Corcoran,
  Jr. ..................    *
Richard S. Ellwood......      --
Richard O. Jacobson.....      --
Steven D. Jorns.........      --
Charles A. Ledsinger,
  Jr. ..................      --
Robert H. Lutz, Jr. ....      --
Charles N. Mathewson....    1.2%
Thomas A. McChristy.....      --
Donald J. McNamara......       *
Richard C. North........      --
Michael D. Rose.........    *
Paul W. Whetsell........      --
Jack Eslick.............      --
June H. McCutchen.......      --
Lawrence D. Robinson....    *
Andrew J. Welch.........      --
All executive officers
  and directors as a
  group (21 persons)....    1.4%

------------

  *  Represents less than 1% of the outstanding shares of such class.

 (1) Based upon 52,975,641 shares of common stock, 5,980,600 shares of Series A preferred stock and 5,750,000 depository shares representing 57,500 shares of Series B preferred stock outstanding as of July 31, 2001. On a pro forma basis, based upon 87,847,641 shares of common stock outstanding following completion of the merger.

 (2) Includes 1,200 shares credited to her account in the FelCor Deferred Compensation Plan.

 (3) Includes 503,249 shares that FelCor, Inc. has the right to receive upon redemption of our common units. Mr. Corcoran is a 50% stockholder and director of FelCor, Inc. and may be deemed to beneficially own all of the units owned by FelCor, Inc. Also includes (i) an aggregate of 94,600 shares issued pursuant to stock grants (9,000 in February 1995, 9,000 in December 1995, 15,000 in February 1997, 30,600 in April 2000 and 31,000 in March
     2001) which vest over a five-year period from the date of grant at 20% annually and of which 36,120 shares are fully vested, including 6,120 shares that are held in the FelCor Deferred Compensation Plan, (ii) 429,248 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days, (iii) 2,325 shares issuable upon conversion of 3,000 shares of Series A preferred stock, (iv) 400 shares owned by his spouse, (v) 4,685 shares owned by his children, (vi) 1,995 shares owned by his IRA and (vi) 500 shares owned by Corcoran Investments, L.L.C., a limited liability company wholly owned by him.

 (4) Includes (i) 2,200 shares held by trusts of which Mr. Ellwood is a beneficiary and trustee and (ii) 1,500 shares held by R. S. Ellwood & Co., Inc., of which Mr. Ellwood is the controlling stockholder.

 (5) Includes (i) 15,414 shares issuable pursuant to currently exercisable stock options and (ii) 2,500 shares owned by Mr. Lutz's spouse.

 (6) Includes an aggregate of 407,524 shares of common stock issuable upon redemption of our common units held by trusts for Mr. Mathewson and his spouse. Also includes 131,784 shares issuable upon conversion of 170,000 shares of Series A Preferred Stock held by the Charles N. Mathewson Trust.

 (7) Includes (i) 101,503 shares held by the T. A. McChristy Living Trust, (ii) 4,200 shares held by his spouse's trust, (iii) 1,800 shares held by his spouse's IRA and (iv) 3,000 shares held by Mr. McChristy's IRA.

 (8) Includes 250 shares of common stock, and 1,000 shares of Series B preferred stock, held by his IRA.

 (9) Includes (i) 21,600 shares owned by a trust for which Mr. Rose is the trustee, (ii) 43,275 shares owned by a corporation controlled by Mr. Rose,
     (iii) 750 shares owned by Mr. Rose's spouse and (iv) 4,300 shares credited to his account in the FelCor Deferred Compensation Plan.

(10) Includes (i) 41,500 shares issued pursuant to stock grants (2,000 in April 1996, 23,500 in April 2000 and 16,000 in March 2001), which vest over a five-year period from the date of grant at 20% annually and of which 6,700 shares are fully vested, including 4,700 shares that are held in the FelCor Deferred Compensation Plan and (ii) 58,081 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days.

(11) Includes (i) 39,500 shares issued pursuant to stock grants (23,500 in April 2000 and 16,000 in March 2001), which vest over a five-year period from the date of grant at 20% annually and of which 4,700 shares are fully vested and held in the FelCor Deferred Compensation Plan, and (ii) 36,321 shares issuable pursuant to currently exercisable stock options.

(12) Includes (i) 56,000 shares issued pursuant to stock grants (12,000 in May 1996, 2,500 in February 1997, 23,500 in April 2000 and 18,000 in March
     2001), which shares vest over a five-year period from the date of grant at 20% annually, of which 18,700 shares are fully vested, including 11,200 shares that are held in the FelCor Deferred Compensation Plan, (ii) 123,196 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days, and (iii) 2,288 shares held by his IRA.

(13) Includes (i) 37,000 shares issued pursuant to stock grants (2,500 in September 1998, 23,500 in April 2000 and 11,000 in March 2001), which shares vest over a five-year period from the date of grant at 20% annually, of which 5,700 shares are fully vested, including 4,700 shares that are held in the FelCor Deferred Compensation Plan, (ii) 38,114 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days and (iii) 2,005 shares held by his IRA.

(14) See notes 2 through 13.

(15) On a pro forma basis, includes 12,965 units that will be issued to Mr. Corcoran, and 29,824 units that will be issued to DFW South Acquisition Corporation, in connection with the partnership merger. All of these units will be redeemable for an equivalent number of shares of FelCor common stock. Mr. Corcoran is a 50% stockholder and director of DFW South Acquisition Corporation and may be deemed to beneficially own all of the units to be owned by that entity.

(16) On a pro forma basis, includes 28,645 units that will be issued to Mr. Jacobson in connection with the partnership merger. All of these units will be redeemable for an equivalent number of shares of FelCor common stock.

(17) Includes 662,479 shares of FelCor common stock which will be beneficially owned by Mr. Jorns following the merger as the result of applying the exchange ratio of 0.784 to the 844,999 shares of MeriStar common stock owned by Mr. Jorns, as reflected in the table under "Security Ownership of MeriStar by Principal Stockholders and Management" below, and an additional 3,920 shares of FelCor common stock that may be purchased upon the exercise of options that will become vested in connection with the merger. See "The Mergers -- Interests of Certain Persons in the Merger and Partnership Merger."

(18) Includes 1,030,920 shares of FelCor common stock which will be beneficially owned by Mr. Whetsell following the merger as the result of applying the exchange ratio of 0.784 to the 1,314,949 shares of MeriStar common stock owned by Mr. Whetsell, as reflected in the table under "Security Ownership of MeriStar by Principal Stockholders and Management" below. Also includes an additional 223,110 shares of FelCor common stock that may be purchased upon the exercise of options that will become vested in connection with the merger, and an additional 98,000 shares of FelCor restricted common stock that will become vested in connection with the merger. Further includes 268,846 units to be issued in exchange for 342,917 profits-only units in MeriStar Partnership which will become vested in connection with the merger. Each of the units will be redeemable for an equivalent number of shares of FelCor common stock. See "The Mergers -- Interests of Certain Persons in the Merger and Partnership Merger."

(19) See notes 2 through 13 and 15 through 18.

(20) Represents shares held by the Charles N. Mathewson Trust.

(21) Represents shares held by a corporation controlled by Mr. Rose.

(22) Represents shares held by his IRA.

SECURITY OWNERSHIP OF MERISTAR PARTNERSHIP BY PRINCIPAL UNITHOLDERS

     The following table sets forth information regarding the beneficial ownership of the common units of MeriStar Partnership as of July 31, 2001 by all persons known by MeriStar Partnership to own beneficially more than 5% of the common units of MeriStar Partnership.

                                                               NUMBER OF UNITS
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   PERCENTAGE
------------------------                                      ------------------   ----------
MeriStar Hospitality Corporation(1).........................      44,474,024          91.3%
  1010 Wisconsin Avenue, N.W.
  Washington, D.C. 20007

---------------

(1) Includes 495,088 units owned by MeriStar Hospitality Corporation as general partner of MeriStar Partnership and 43,978,936 units owned by MeriStar LP, Inc., a wholly owned subsidiary of MeriStar Hospitality Corporation, as limited partner of MeriStar Partnership.

     None of the directors or executive officers of MeriStar owns any common units of MeriStar Partnership.

SECURITY OWNERSHIP OF MERISTAR BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the common stock of MeriStar as of July 31, 2001 by:

     - all persons known by MeriStar to own beneficially more than 5% of the MeriStar common stock,

     - each director and named executive officer of MeriStar, and

     - all directors and executive officers as a group.

                                                               NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   PERCENTAGE
------------------------                                      ------------------   ----------
Franklin Resources, Inc.(1).................................      6,729,304           15.1%
Wellington Management Company, LLP(2).......................      3,544,000            7.9%
Cohen & Steers Capital Management, Inc.(3)..................      2,936,700            6.6%
James F. Dannhauser(4)......................................         10,001              *
Daniel L. Doctoroff(5)......................................        332,496              *
John Emery(6)...............................................        465,730            1.0%
William S. Janes(7).........................................         34,146              *
Steven D. Jorns(8)..........................................        844,999            1.9%
H. Cabot Lodge III(9).......................................         18,476              *
D. Ellen Shuman.............................................             --             --
Paul W. Whetsell(10)........................................      1,314,949            2.9%
James R. Worms(9)...........................................         39,537              *
Bruce G. Wiles(11)..........................................        563,894            1.3%
Executive officers and directors as a group (10 persons)....      3,624,228            7.7%

------------

  *  Represents less than 1% of the class.

 (1) Beneficial ownership information is based on a Schedule 13G/A, dated February 9, 2001, jointly filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc.. All are located at 777 Mariners Island Boulevard, San Mateo, California 94404.

 (2) Beneficial ownership information is based on a Schedule 13G/A, dated February 14, 2001, filed by Wellington Management Company, LLP, which is located at 75 State Street, Boston, Massachusetts 02109.

 (3) Beneficial ownership information is based on Schedule 13G/A, dated February 13, 2001, filed by Cohen & Steers Capital Management, Inc., which is located at 757 Third Avenue, New York, New York 10017.

 (4) Includes 10,001 shares of common stock purchasable under vested options.

 (5) Includes 53,068 shares of common stock held by Cherwell Investors, Inc., 75,260 shares held by Penobscot Partners, L.P., 100,000 shares held by PTJ Merchant Banking Partners, L.P. and 12,132 shares held by Oak Hill Partners, Inc., as to which shares Mr. Doctoroff disclaims beneficial ownership except to the extent of his pecuniary interest in them. Mr. Doctoroff is Managing Director of Oak Hill Partners, Inc., the principal business of which is serving as an investment consultant to Acadia Partners, L.P., which is the sole shareholder of Cherwell. Mr. Doctoroff is also the Executive Vice President of PTJ, Inc., which is the managing general partner of PTJ Merchant. PTJ Merchant is the sole general partner of Penobscot. Mr. Doctoroff's beneficial holdings also include 25,001 shares of common stock that purchasable under vested options.

 (6) Includes 318,022 shares of common stock purchasable under vested options and 80,667 shares of restricted common stock granted under stock awards.

 (7) Includes 25,001 shares of common stock purchasable under vested options.

 (8) Includes 608,743 shares of common stock that are purchasable under vested options and 30,000 shares of restricted common stock granted under stock awards.

 (9) Includes 18,476 shares of common stock purchasable under vested options.

(10) Includes 168,500 shares of restricted common stock granted under stock awards, 694,164 shares of common stock purchasable under vested options and shares held by entities over which Mr. Whetsell has beneficial ownership within the meaning of Rule 13d-3.

(11) Includes 55,667 shares of restricted common stock granted under stock awards, 398,429 shares of common stock purchasable under vested options and 5,758 common units in MeriStar Partnership, which units are each exchangeable for one share of MeriStar common stock.

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

                                  THE MERGERS

BACKGROUND OF THE MERGER AND PARTNERSHIP MERGER

     During the past two years, other than as described in this section, neither FelCor nor MeriStar engaged in formal discussions regarding potential business combinations with other companies or strategic alternatives to the proposed merger between them. During this period, neither party received or made any other firm offers regarding those types of transactions.

     During the spring of 1999, FelCor's President and Chief Executive Officer, Thomas J. Corcoran, Jr., and MeriStar's Chairman and Chief Executive Officer, Paul W. Whetsell, had several informal discussions about the potential for a merger or combination involving FelCor and MeriStar. FelCor's Chairman of the Board, Donald J. McNamara, also had several conversations with Mr. Whetsell during the same period regarding the same matters.

     On June 4, 2000, Messrs. Corcoran and Whetsell had a dinner meeting in New York City and discussed a possible merger transaction. They agreed that FelCor and MeriStar should have discussions regarding that possibility and engage investment bankers for the purpose of facilitating those discussions. On the next day, Mr. Whetsell telephoned Mr. Corcoran to indicate that, although he was interested in a potential transaction between MeriStar and FelCor, he wanted to defer the discussions at that time.

     On January 16, 2001, at a hotel investment conference, Messrs. Whetsell and Corcoran had a dinner meeting in Los Angeles and discussed a possible merger between MeriStar and FelCor.

     On January 31, 2001, Messrs. Whetsell and Corcoran had an evening meeting at the Atlantis Hotel in the Bahamas and briefly discussed a possible merger of MeriStar and FelCor.

     On February 7, 2001, in Scottsdale, Arizona, Messrs. Whetsell and Corcoran had informal discussions regarding a potential merger transaction and how the transaction might be structured.

     On February 9, 2001, Messrs. Whetsell, Corcoran and McNamara had an informal meeting in Dallas, Texas at which the merger issue again was briefly discussed.

     The meetings listed above were primarily social events at which a potential business combination of FelCor and MeriStar was discussed in preliminary and general terms. The primary topics addressed at these meetings were how the combined company would operate after the merger, who would run the combined company, whether any additional risks would exist for the combined company as compared to each company on a standalone basis and whether the consideration should be all stock or a combination of cash and stock. As a result of these meetings, Messrs. Corcoran and Whetsell reached a general understanding that the business combination made sense for both companies from an operational standpoint because of potential economies of scale and cost savings. They also determined that FelCor would be the surviving entity in the combination, that FelCor's existing directors and officers would continue to manage the surviving entity, and that the merger consideration, which could be FelCor stock or a combination of FelCor stock and cash, must be accretive for the stockholders of both companies. They also concluded that no deal between the companies could be done that favored one company over the other company.

     On March 1, 2001, in New York City, Messrs. Corcoran and Whetsell met with representatives of FelCor's financial advisors and MeriStar's financial advisor to discuss specifics of a potential merger transaction. FelCor and MeriStar decided to enter into a confidentiality agreement relating to the merger discussions and continue the discussions. A confidentiality agreement was signed on March 7, 2001. In that confidentiality agreement, each company agreed to keep confidential information provided by the other company and to use that information only for purposes of considering a transaction between the two companies. In addition, each company agreed that it would not seek, while the agreement is in effect and for a period of one year after the date of the agreement, to employ any executive officer or director of the other company, to acquire any voting securities or assets of the other company, to propose any business

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combination or acquisition relating to the other company or to control the management or board of directors of the other company.

     Over the course of the next several weeks, Messrs. Corcoran and Whetsell had separate meetings and discussions with their own financial advisors, reviewing and analyzing different pricing models for a potential merger and how the transaction should be structured. The companies' financial advisors also discussed the potential merger and transaction structure over the next several weeks. Each company's management personnel commenced property and market reviews of the other company's hotels.

     On April 4, 2001, at a meeting in Chicago, Messrs. Corcoran and Whetsell reached a tentative understanding regarding the merger consideration to be received by MeriStar stockholders in the merger, including the stock exchange ratio of 0.784 and the cash consideration per share of $4.60. This meeting was the first meeting at which the total value and relative composition of the merger consideration were discussed. Although discussed again at subsequent meetings, the merger consideration discussed at this meeting became the final agreed merger consideration without further negotiations. This merger consideration was arrived at through arms length negotiations between Messrs. Corcoran and Whetsell. Prior to this meeting, each of Mr. Corcoran and Mr. Whetsell had separately consulted with their respective management teams and financial advisors to review various pricing models for stock exchange ratios and per share cash payments to assist the companies in determining a merger consideration formula that would be acceptable to their respective companies. The aggregate merger consideration per share of MeriStar common stock was determined to be approximately 98% of a share of FelCor common stock, based upon the various pricing models, with particular emphasis being placed on the relative contributions of FelCor and MeriStar to the combined company's funds from operations and earnings before interest, taxes, depreciation and amortization and taking into account MeriStar's higher debt leverage. The allocation of the merger consideration between cash and stock was determined to be 20% cash and 80% stock as the result of a compromise between MeriStar's desire for a significant cash payment and FelCor's desire to limit the amount of the additional leverage to be incurred by it as a result of the merger. A maximum of $300 million of additional debt, on a combined basis, was a limit imposed by FelCor that limited the amount of cash consideration it was willing to pay. The $4.60 per share cash component was determined based on the application of the agreed upon percentages to the then current market price of FelCor's common stock. The 0.784 exchange ratio for the stock component of the merger consideration resulted from multiplying 80% times the 98% of a share of FelCor common stock determined to be the per share value of the aggregate merger consideration.

     On April 10, 2001, Mr. Corcoran, Andrew J. Welch, FelCor's Senior Vice President and Treasurer, Thomas L. Wiese, FelCor's Vice President of Finance and Planning, Mr. Whetsell, John Emery, MeriStar's Chief Financial Officer, and Bruce L. Riggins, MeriStar's Director of Finance, met with the financial advisors for both FelCor and MeriStar in New York City to further discuss the specifics of a merger, including financing requirements, operating synergies, the continuing relationships and obligations between MeriStar and MeriStar Hotels & Resorts and the status of, and plans for additional, due diligence.

     On April 11, 2001, Lawrence D. Robinson, FelCor's Executive Vice President and General Counsel, and representatives of FelCor's outside legal counsel, Jenkens & Gilchrist, a Professional Corporation, and Hunton & Williams, and FelCor's financial advisors met in New York City with representatives of MeriStar's outside legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison and DeCampo, Diamond and Ash, and MeriStar's financial advisor to discuss and resolve various issues relating to a potential transaction. At this meeting, the parties reached general agreement regarding issues such as the structure of the merger, the merger consideration, the existence of a termination provision relating to the price of FelCor common stock, the number of MeriStar directors to be added to FelCor's board and the restrictions on business operations of the two companies pending completion of the merger. Various issues were left open, including whether the merger would be subject to FelCor obtaining adequate financing, the amount of any break-up fee, personnel issues, including the treatment of MeriStar options and the payment of severance and bonus amounts, and arrangements with MeriStar Hotels & Resorts, including the continuation of the intercompany agreement, the assumption of loan obligations to MeriStar Hotels &
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

Resorts and the assumption of office leases. Based on those discussions, an initial draft of a merger agreement was prepared by FelCor's legal counsel and sent to MeriStar and its representatives on April 14, 2001.

     Over the course of the next several weeks, both parties and their representatives engaged in due diligence activities, including review of legal documents relating to the other party's businesses and properties, site visits to the other party's hotel properties, conversations with the other party's management, review of the other party's tax issues, and other matters relating to a potential merger.

     During the period from April 14, 2001 to May 9, 2001, FelCor's and MeriStar's legal counsel and management negotiated the terms of the merger agreement.

     During the first two weeks of April 2001, Mr. Corcoran had separate conversations with most of the members of the FelCor board of directors regarding the status of discussions with MeriStar. On April 16, 2001, FelCor's board of directors held a meeting at which the directors were informed of the possible merger with MeriStar and related merger between MeriStar Partnership and us, and were given detailed information regarding MeriStar and its hotels, including copies of MeriStar's latest public reports, the structure and economics of the transactions, including the consideration payable to stockholders of MeriStar and partners of MeriStar Partnership, and the parameters of a merger agreement. The board authorized continued discussions and negotiation of a definitive merger agreement. The board was not asked to approve the merger at this meeting.

     During early April, Mr. Whetsell had separate conversations with the members of the MeriStar board of directors regarding the potential transaction with FelCor. On April 16, 2001, MeriStar's board of directors held a meeting at which the directors were informed of the possible merger and related merger between MeriStar Partnership and us, and were given detailed information regarding FelCor and its properties, including the structure and economics of the transactions, including the consideration payable to stockholders of MeriStar and partners of MeriStar Partnership, and the parameters of the proposed merger agreement. Representatives of Ballard Spahr Andrews & Ingersoll, LLP, Maryland counsel to MeriStar, advised the directors of their duties in connection with the merger. Representatives of Paul, Weiss, Rifkind, Wharton & Garrison and MeriStar's financial advisor were also present at the meeting. The board was not asked to approve the merger at this meeting. The board authorized continued discussions with FelCor and negotiation of a definitive merger agreement.

     On April 24, 2001, MeriStar's board of directors met for a regularly scheduled board meeting. During the meeting the board was updated on the status of discussions with FelCor and discussed the open issues still being discussed by the companies, including the financing contingency, the break-up fee amounts, the treatment of units held by partners of MeriStar Partnership, including the profits-only partnership units, personnel issues and agreements with MeriStar Hotels & Resorts. The board authorized MeriStar to continue its discussions with FelCor.

     On May 2, 2001, the FelCor board of directors had a telephonic meeting at which the directors were updated on the status of due diligence and discussions with MeriStar.

     On May 2, 2001, Messrs. Corcoran and Whetsell and John Emery, Chief Operating Officer and a director of MeriStar, met in Washington, D.C. to resolve various issues relating to the merger. At or shortly following this meeting, the parties reached general agreement on the treatment of units held by partners of MeriStar Partnership, including the profits-only partnership units, personnel issues, including the treatment of MeriStar options and the payment of severance and bonus amounts, and the agreements with MeriStar Hotels & Resorts, including the continuation of the intercompany agreement, the assumption of loan obligations to MeriStar Hotels & Resorts and the assumption of office leases.

     On May 9, 2001, FelCor's board of directors met in Dallas, Texas. At the meeting, representatives of DBAB and JPMorgan each reviewed their firm's respective financial analyses regarding the proposed transaction and provided their verbal fairness opinions. The directors were informed of developments in the discussions and results of due diligence activities. Mr. Robinson and legal counsel for FelCor presented a summary of the material terms of the merger agreement and advised the directors of their legal duties in
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

connection with the merger. The FelCor board of directors, by unanimous vote, approved the merger agreement and the transactions contemplated by the merger agreement, including the merger of MeriStar with and into FelCor and the merger of MeriStar Partnership with and into FelCor Partnership.

     At the May 9, 2001 meeting of FelCor's board of directors, the directors present unanimously recommended to FelCor stockholders that they vote in favor of the merger proposal.

     On May 9, 2001, MeriStar's board of directors met telephonically. The directors were informed of developments in the discussions and results of the due diligence activities. Messrs. Whetsell and Emery and legal counsel for MeriStar presented a summary of the material terms of the merger agreement. Also at this meeting, MeriStar's financial advisor delivered to the MeriStar board of directors its oral opinion, which opinion was confirmed by delivery of a written opinion dated May 9, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the merger consideration was fair, from a financial point of view, to the MeriStar common stockholders. The MeriStar board of directors, by unanimous vote, approved the merger agreement and the transactions contemplated by the merger agreement, including the merger of MeriStar with and into FelCor and the merger of MeriStar Partnership with and into us.

     At the May 9, 2001 meeting of MeriStar's board of directors, the directors unanimously recommended to MeriStar stockholders that they vote in favor of the merger proposal.

     The parties executed the merger agreement on the evening of May 9, 2001 and publicly announced the transaction on May 10, 2001 by issuing a joint press release.

     After the merger agreement had been signed, the parties, in consultation with each other and their respective legal and tax advisors, decided to amend the merger agreement. The amended merger agreement provides, among other things, that our subsidiary will merge with and into MeriStar Partnership, with MeriStar Partnership surviving as our subsidiary. The revised structure of the partnership merger was designed to be more tax-efficient for the combined company. On June 18, 2001, a first draft of the amendment was circulated to MeriStar and its legal counsel by legal counsel to FelCor, and negotiations proceeded after that date. By July 19, 2001, the parties had negotiated the final form of the amendment. At a meeting held on August 8, 2001, the MeriStar board of directors approved the material terms of the amendment. The material terms of the amendment were approved by the FelCor board of directors at its regular quarterly meeting on July 6, 2001.

FELCOR'S REASONS FOR THE MERGER; APPROVAL BY FELCOR BOARD

     As the general partner, FelCor believes that the merger and partnership merger are in the best interests of FelCor, us and the respective security holders of FelCor and us. The FelCor board of directors has approved the merger agreement and the merger and has directed FelCor, in its capacity as our general partner, to approve the partnership merger. The FelCor board has recommended that FelCor stockholders approve the merger agreement and the merger, including the election of Paul W. Whetsell and Steven D. Jorns to FelCor's board of directors. In the following discussion of material positive and negative factors considered by the FelCor board in making its determination to approve the merger agreement and the mergers, references to the assets and business activities of FelCor also mean our assets and business activities. FelCor has no material assets other than its interests in us and conducts all of its business activities through us.

  Positive Factors Considered by the FelCor Board

     In making its determination with respect to the merger agreement and the mergers, the FelCor board considered the entirety of the terms of the merger agreement and the historical and prospective information concerning FelCor's and MeriStar's respective businesses, operations and financial performance, including, among other things, the earnings prospects of FelCor and its debt service and financial obligations, both before and after the mergers. The board also discussed with FelCor senior management,

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

as well as its financial and legal advisors, and considered a number of factors, including, among others, the following potentially positive material factors resulting from or relating to the mergers:

     - Geographic distribution of FelCor's hotels will increase from 35 states to 39 states and FelCor's revenue base and room count will expand in key geographic markets and in markets where it lacks a significant presence, including East Coast markets such as Florida, where revenues from that state, as a percentage of total revenues for the twelve months ended March 31, 2001, will increase from 11.1% to 16.2%, New Jersey, where revenues will increase from 3.3% to 4.4%, Virginia, where revenues will increase from 1.3% to 2.8%, and Washington, D.C., where the revenues will increase from none to 1.0%. The addition of MeriStar's portfolio will also reduce FelCor's dependence on Texas, where revenues, as a percentage of total revenues for the twelve months ended March 31, 2001, will decrease from 18.7% to 15.4%.

     - Brand diversification of FelCor will increase, with no single brand representing more than approximately 25% of the portfolio after the mergers.

     - FelCor's focus toward the upscale and full service business segments will expand. MeriStar's portfolio includes 113 primarily upscale full service hotels, a segment of the hotel industry which FelCor believes is less likely to be impacted by new supply.

     - FelCor anticipates annual cost savings of approximately $5 million through net decreases in corporate payroll, the closing and subletting of the MeriStar offices in Washington, D.C. and the elimination of other duplicate overhead costs.

     - Active asset management across a larger number of hotel rooms should increase opportunities to improve hotel level operations.

     - Relationships with FelCor's existing brand owners, Hilton Hotels Corporation, Six Continents plc, and Starwood Hotels and Resorts Worldwide, Inc., are expected to be enhanced and a new relationship with the Radisson brand will be established. The hotels in the MeriStar portfolio should further strengthen FelCor's relationship with its existing brand owners.

     - The amount of cash payable in the mergers is fixed and will not be adjusted, which reduces the number of shares to be issued in the merger at current market prices to the benefit of FelCor stockholders in the future.

     - FelCor management and its advisors conducted a due diligence review of MeriStar and its assets, and FelCor's management assessed the overall quality of MeriStar's hotels.

     - Letters from the rating agencies indicating that, based upon the information provided to them regarding the proposed merger and FelCor's financing plans, and subject to customary qualifications, they would affirm FelCor's existing public debt ratings, with a stable outlook.

     - The opinions, analyses and presentations of DBAB and JPMorgan described under "-- Opinions of FelCor's Financial Advisors" below, including the opinions of those firms that, as of the date of their opinions, and based upon and limited by the matters stated in those opinions, the consideration to be paid to MeriStar common stockholders by FelCor under the merger agreement is fair, from a financial point of view, to FelCor.

  Negative Factors Considered by the FelCor Board

     The FelCor board of directors also considered the following potentially negative material factors in connection with its determination:

     - The debt of the combined company, on a pro forma basis at March 31, 2001, as a percentage of investment in hotel assets, was 50%, which was greater than FelCor's corresponding historical leverage at March 31, 2001 of 39.7%.

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

     - The combined company will continue to have a concentration of hotels in some markets, including California, Florida and Texas, which were expected to represent approximately 18.1%,16.2% and 15.4% of the combined company's pro forma revenues for the twelve months ended March 31, 2001.

     - The combined company may have to limit future capital plans, share repurchases and asset acquisitions to enable FelCor to reduce its indebtedness, as a percentage of investment in hotel assets, to pre-merger levels.

     - The assumption of an aggregate of $877.8 million of MeriStar debt, including $377.8 million in mortgage debt and $500.0 million in principal amount of outstanding MeriStar senior notes as of March 31, 2001, may increase the risk of refinancing.

     - The satisfaction of an aggregate of $801.3 million of MeriStar debt, including the repayment of $442.0 million outstanding at March 31, 2001 under MeriStar's revolving credit facilities and the purchase of $154.3 million in MeriStar convertible subordinated notes and $205.0 million in MeriStar subordinated notes may further increase the risk of refinancings.

     - Estimated costs of $59 million, as well as management time and effort, will be incurred to effect the mergers and related financings and integrate FelCor and MeriStar.

     - MeriStar's existing agreements limit the combined company's ability to use a hotel manager other than MeriStar Hotels & Resorts to manage any hotels not managed by hotel brand owners.

     - Potential conflicts of interest may arise from the continuing contractual relationships with, and the payment of management and termination fees to, MeriStar Hotels & Resorts, of which Mr. Whetsell will continue to serve as Chief Executive Officer and a director and of which Mr. Jorns will continue to serve as a director.

     - The anticipated benefits of the merger may not be realized due to changes in the hotel market and difficulties or costs in integrating the two companies.

     - Under some circumstances, FelCor may be required to pay termination fees and expenses totaling up to $40 million. See "The Merger
       Agreement -- Expenses and Termination Fees."

     The above discussion of the potentially material factors considered by the FelCor board of directors is not intended to be exhaustive, but does set forth the principal positive and negative factors considered by the FelCor board of directors. The FelCor directors present at the May 9, 2001 special meeting of the board unanimously approved the merger agreement and the mergers and recommended approval by FelCor's stockholders in light of the various factors described above and other factors that each member of the FelCor board of directors felt were appropriate. In view of the wide variety of factors considered by the FelCor board in connection with its evaluation of the mergers and the complexity of these matters, the FelCor board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the FelCor board made its determination based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

OPINIONS OF FELCOR'S FINANCIAL ADVISORS

  Opinion of DBAB

     As described in an engagement letter dated as of March 15, 2001, FelCor engaged DBAB to act as financial advisor in the merger, and render an opinion as to the fairness to FelCor, from a financial point of view, of the merger consideration payable to the holders of MeriStar's common stock.

     The DBAB opinion and the procedures and analyses described below are based on the consideration of 0.784 of a share of FelCor common stock and $4.60 cash consideration for each share of MeriStar common stock.
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     At the May 9, 2001 meeting of FelCor's board of directors, DBAB delivered its oral opinion, subsequently confirmed in writing as of the same date, to FelCor's board of directors to the effect that, as of the date of the opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the merger consideration payable to the holders of MeriStar's common stock is fair, from a financial point of view, to FelCor.

     The full text of DBAB's written opinion, dated May 9, 2001, which discusses the assumptions made, matters considered and limits of the review undertaken by DBAB in connection with its opinion is attached as Appendix B to this prospectus and is incorporated by reference. FelCor stockholders are urged to read DBAB's opinion in its entirety. The following summary discusses the material terms of DBAB's opinion.

     In connection with DBAB's role as financial advisor to FelCor, and in arriving at its opinion, DBAB has reviewed publicly available financial information and other information concerning FelCor and MeriStar and internal analyses and other information furnished to it by FelCor and MeriStar. DBAB also held discussions with the members of the senior managements of FelCor and MeriStar regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, DBAB has:

     - reviewed the reported prices and trading activity for the common stock of both FelCor and MeriStar;

     - compared financial and stock market information for FelCor and MeriStar with similar information for other selected companies whose securities are publicly traded;

     - reviewed the financial terms of some recent business combinations which it deemed comparable in whole or in part;

     - reviewed the terms of the merger agreement; and

     - performed other studies and analyses and considered other factors as it deemed appropriate.

     In preparing its opinion, DBAB did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning FelCor and MeriStar, including any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB assumed and relied upon the accuracy and completeness of all of that information.

     DBAB did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the properties, assets or liabilities of FelCor or MeriStar. DBAB has assumed that the financial forecasts and projections, including the analyses and forecasts of some of the cost savings, operating efficiencies, revenue effects and financial synergies expected by FelCor and MeriStar to be achieved as a result of the merger and the partnership merger, made available to DBAB and used in its analysis have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of FelCor. DBAB refers to these cost savings, operating efficiencies, revenue effects and financial synergies collectively as synergies. In rendering its opinion, DBAB expressed no view as to the reasonableness of those forecasts and projections or the assumptions on which they are based.

     The opinion of DBAB was based upon economic, market and other conditions as in effect on, and the information made available to DBAB as of, the date of its opinion. Although subsequent developments may affect its opinion, DBAB has no obligation or current intention to update, revise or reaffirm it. If, however, a material amendment to the merger agreement is entered into which modifies the merger consideration, the FelCor board may at that time seek an updated opinion from DBAB. In making this determination, the FelCor board would consult with its legal and financial advisors and take into account, consistent with its fiduciary duties, all relevant factors and circumstances existing at the time, including general market, economic and business conditions.

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

     In rendering its opinion, DBAB assumed that, in all respects material to its analysis,

     - the representations and warranties of FelCor, MeriStar, FelCor Partnership and MeriStar Partnership contained in the merger agreement are true and correct;

     - FelCor, MeriStar, FelCor Partnership and MeriStar Partnership will each perform all of the covenants and agreements to be performed by them under the merger agreement;

     - all conditions to the obligations of each of FelCor, MeriStar, FelCor Partnership and MeriStar Partnership to complete the merger and the partnership merger will be satisfied without any waiver of them;

     - all material governmental, regulatory or other approvals and consents required in connection with the completion of the merger and the partnership merger will be obtained; and

     - in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments modifications or waivers to any agreements, instruments or orders to which either FelCor or MeriStar is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on FelCor or MeriStar or materially reduce the contemplated benefits of the merger and the partnership merger to FelCor.

     Below is a summary of the material financial analyses performed by DBAB in connection with its opinion and reviewed with FelCor's board of directors at its meeting on May 9, 2001. These summaries of financial analyses include information presented in a tabular format. In order to understand fully the financial analyses used by DBAB, the tables must be read with the text of each summary, because the tables alone are not a complete description of the financial analyses.

     Analysis of Selected Publicly Traded Companies. DBAB compared some of the financial information and commonly used valuation measurements for MeriStar to corresponding information and measurements for a group of four publicly traded lodging REITs that DBAB deemed to be comparable to the business of MeriStar. DBAB refers to these REITs, which are listed below, as the selected companies.

     - FelCor Lodging Trust Incorporated

     - Host Marriott Corporation

     - Hospitality Properties Trust

     - LaSalle Hotel Properties

     DBAB compared, among other things, the ratios of:

     - enterprise value to earnings before interest, income tax, depreciation and amortization, or EBITDA; and

     - price per share to funds from operations per share.

     Enterprise value is common equity market value, assuming the conversion of all limited partnership units convertible into common stock, adjusted by adding the amount of any debt, preferred units, preferred stock, minority interest and option proceeds, assuming exercise, and subtracting the amount of any cash and cash equivalents, as most recently reported.

     DBAB calculated the ratio of enterprise value to EBITDA based on EBITDA for the last twelve-month period for which financial data for the relevant company has been reported, referred to as the LTM period, and projected EBITDA for the 2001 fiscal year. DBAB calculated the ratio of price per share to funds from operations per share based on projected funds from operations for the 2001 and 2002 fiscal years.

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

     To calculate the trading multiples, DBAB used, for the selected companies, publicly available historical financial information concerning historical financial performance and funds from operations per share estimates reported by First Call, and, for MeriStar, historical financial information and projections provided by MeriStar's management. First Call is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

                                                                      PRICE PER SHARE/FUNDS
                                                                         FROM OPERATIONS
                                       ENTERPRISE VALUE/EBITDA              PER SHARE
                                       -----------------------     ---------------------------
                                                      2001            2001            2002
                                         LTM       (ESTIMATED)     (ESTIMATED)     (ESTIMATED)
                                       -------     -----------     -----------     -----------
Mean:................................      8.2x          7.9x            6.0x            5.7x
Median:..............................      8.2           7.8             6.2             5.9
Range:...............................  8.0-8.4       7.7-8.2         5.0-6.5         4.8-6.2

     DBAB observed that the implied value for MeriStar's common stock based upon the mean and median for these multiples of the selected companies ranged from $20.25 to $24.85 per share and compared that range of values with the purchase price implied in the merger of $22.09. In calculating the implied purchase price for MeriStar common stock, DBAB assumed a FelCor share price of $22.31 per share, based on the May 4, 2001 closing price.

     None of the selected companies is identical to MeriStar. Accordingly, DBAB believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in DBAB's opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

     Premiums Analysis. DBAB reviewed the financial terms, to the extent publicly available, of 32 proposed, pending or completed merger and acquisition transactions since January 1, 1998 involving REITs in various sectors within the REIT industry. These transactions are referred to as the selected transactions.

     The transactions reviewed were:

ANNOUNCEMENT DATE                    TARGET                            ACQUIROR
-----------------                    ------                            --------
01/14/1998...........  Price REIT Inc.                      Kimco Realty Corp.
02/25/1998...........  FAC Realty Trust Inc.                Prometheus Southeast Retail
03/09/1998...........  Avalon Properties Inc.               Bay Apartment Communities Inc.
03/16/1998...........  American General Hospitality         CapStar Hotel Co.
04/02/1998...........  Security Capital Atlantic Inc.       Security Capital Pacific Trust
05/14/1998...........  New Plan Realty Trust                Excel Realty Trust Inc.
05/29/1998...........  Mid-America Realty Investments       Bradley Real Estate Inc.
06/08/1998...........  Capstone Capital Corp.               Healthcare Realty Trust Inc.
07/08/1998...........  Merry Land & Investment Co. Inc.     Equity Residential Pptys.
                                                            Trust
08/05/1998...........  Storage Trust Realty                 Public Storage Inc.
11/17/1998...........  Meridian Industrial Trust Inc.       ProLogis Trust
12/02/1998...........  Irvine Apartment Communities         Irvine Co.
12/09/1998...........  Tower Realty Trust Inc.              Investor Group
03/01/1999...........  Weeks Corp.                          Duke Realty Investments Inc.
04/05/1999...........  Sunstone Hotel Investors Inc.        Investor Group
04/14/1999...........  Berkshire Realty Co. Inc.            Aptco LLC
05/13/1999...........  Imperial Credit Commercial Mortgage  Imperial Credit Industries
                                                            Inc.
06/16/1999...........  TriNet Corporate Realty Trust        Starwood Financial Trust
07/01/1999...........  Lexford Residential Trust            Equity Residential Pptys.
                                                            Trust
08/03/1999...........  American Health Properties Inc.      Health Care Property Investors
09/24/1999...........  Walden Residential Properties        Olympus Real Estate Corp.
12/13/1999...........  Kranzco Realty Trust                 CV Reit Inc.
02/11/2000...........  Cornerstone Properties Inc.          Equity Office Properties Trust

ANNOUNCEMENT DATE                    TARGET                            ACQUIROR
-----------------                    ------                            --------
05/15/2000...........  Bradley Real Estate Inc.             Heritage Property Invest.
                                                            Trust
07/17/2000...........  Grove Property Trust                 Equity Residential Pptys.
                                                            Trust
08/22/2000...........  Western Properties Trust             Pan Pacific Retail Properties
09/26/2000...........  Urban Shopping Centers Inc.          Rodamco North America NV
11/02/2000...........  American Industrial Properties       Developers Diversified Realty
02/15/2001...........  Westfield America Inc.               Westfield America Trust
02/23/2001...........  Spieker Properties Trust             Equity Office Properties Trust
04/02/2001...........  Franchise Finance                    GE Capital Corp.
05/03/2001...........  Charles E. Smith Residential         Archstone Communities Trust

     DBAB calculated for each of the selected transactions the premium or discount to the acquired company's per share market price one day prior to the announcement of the transaction, seven days prior to the announcement of the transaction and thirty days prior to the announcement of the transaction, in each case represented by the acquisition price in the transaction. The following table summarizes the results of this analysis.

                                              1 DAY PRIOR    7 DAYS PRIOR   30 DAYS PRIOR
                                             -------------   ------------   -------------
Mean:......................................           12.7%          15.8%           14.6%
Median:....................................           11.7           14.3            14.3
Range:.....................................  (12.6) - 41.5   (3.4) - 42.8   (12.9) - 41.3

     DBAB then calculated the implied value of MeriStar's common stock by applying the range of premiums paid in the selected transactions to the closing market prices of MeriStar's common stock one day, seven days and thirty days prior to May 9, 2001. DBAB observed that the implied value for MeriStar's common stock based upon the mean and median of premiums of the selected transactions ranged from $22.43 to $24.24 per share, based upon MeriStar's common stock prior to May 9, 2001, and compared that range of values to the purchase price implied in the merger of $22.09.

     All premiums for the selected transactions were based on public information available at the time of announcement of that transaction, without taking into account differing market and other conditions during the three-year period during which the selected transactions occurred.

     DBAB noted that none of the selected transactions was identical to the merger. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between MeriStar's operations and financial conditions and those of the companies involved in the selected transactions, DBAB believes that a comparable transaction analysis is not simply mathematical in nature. Rather, this analysis involves complex considerations and qualitative judgments, reflected in DBAB's opinion, concerning differences between the characteristics of these prior transactions and the merger that could affect the value of the subject companies and businesses and MeriStar.

     Discounted Cash Flow Analysis. DBAB performed a discounted cash flow analysis of MeriStar. DBAB calculated the discounted cash flow value as the sum of the net present values of the estimated future cash flow that MeriStar will generate for the years 2001 through 2005 plus MeriStar's value at the end of that period, which is referred to as its terminal value. The estimated future cash flows for the year 2001 are based on the financial projections for MeriStar for the year 2001 that were prepared by MeriStar's management and revised by FelCor's management. The estimated cash flows for the years 2002 through 2005 are based on the financial projections for those years, which are in turn based upon growth rates provided by FelCor. The terminal values were calculated based on projected EBITDA for 2005 and a range of multiples of enterprise value to EBITDA ranging from 7.0x to 8.0x, based on the EBITDA multiples on DBAB's review of the trading characteristics of the selected companies. DBAB used discount rates ranging from 8.0% to 9.0%. DBAB used these discount rates based on its analysis and judgment of the estimated weighted average cost of MeriStar's capital.

     DBAB observed that the implied value of MeriStar's common stock based upon the discounted cash flow analysis ranged from $28.21 to $35.30 per share, and compared that range of values to the purchase price implied in the merger of $22.09.

     Pro Forma Funds From Operations and Credit Impact Analysis. DBAB analyzed some pro forma effects of the merger. Based on its analysis, DBAB computed the resulting dilution or accretion to the combined company's funds from operations per share for the 2002 and 2003 fiscal years, based on projections of funds from operations provided by FelCor's management for FelCor and by MeriStar's management as revised by FelCor's management for MeriStar, after taking into account any potential cost savings and other synergies identified by FelCor's management that MeriStar and FelCor could achieve if the merger was completed and before non-recurring costs relating to the merger. This analysis assumed a transaction closing date of September 1, 2001. DBAB noted that after taking into account the potential cost savings and other synergies and before those non-recurring costs, the merger would be 4.4% and 4.5% accretive to the combined company's funds from operations for the 2002 and 2003 fiscal years, respectively.

     DBAB also considered the pro forma impact of the merger on some of FelCor's leverage ratios. DBAB noted that while the ratios of total debt to EBITDA, total debt to market capitalization, and total debt to gross investment in hotels, in each case for the 2000 fiscal year, would be higher on a pro forma basis for the combined company than for FelCor standing alone, those ratios are projected to improve by 2002 or 2003, based on financial projections prepared by FelCor's management for FelCor and by MeriStar's management as revised by FelCor's management for MeriStar. DBAB also noted that the fixed charge coverage ratio would be 2.4x for the 2000 fiscal year on a pro forma basis for the combined company as compared to 2.3x for FelCor standing alone, and that the ratio is projected to improve through 2003.

     Pro Forma Discounted Cash Flow Analysis. DBAB performed a discounted cash flow analysis for both the combined company on a pro forma basis and FelCor on a stand-alone basis. The analysis for the combined company was prepared by combining stand-alone projections for FelCor that were prepared by FelCor's management and projections for MeriStar that were prepared by MeriStar's management and revised by FelCor's management. DBAB then applied the same procedures described above under the caption "Discounted Cash Flow Analysis" and applied the same enterprise value to EBITDA multiples, ranging from 7.0x to 8.0x, to the projected EBITDA for 2005. DBAB used discount rates ranging from 8.0% to 9.0% for the combined company on a pro forma basis and 8.5% to 9.5% for FelCor on a stand-alone basis. DBAB used discount rates based on its analysis and judgment of the weighted average costs of capital for FelCor on a stand-alone basis and for the combined company on a pro forma basis, respectively. For purposes of the analysis of the combined company, DBAB included estimates of potential cost savings, as provided by FelCor's management, and of transaction expenses. The analysis indicated that the equity value of the combined company was between 3.2% and 4.7% higher than the equity value of FelCor on a stand-alone basis.

     General. The preceding summary describes all analyses and factors that DBAB deemed material in its presentation to FelCor's board of directors and in preparing its opinion but is not a comprehensive description of all analyses performed and factors considered by DBAB in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. DBAB believes that its analyses must be considered as a whole and that considering any portion of these analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, DBAB did not assign specific weights to any particular analyses.

     In conducting its analyses and arriving at its opinions, DBAB used a variety of generally accepted valuation methods. The analyses were prepared solely for the purposes of enabling DBAB to provide its opinion to FelCor's board of directors as to the fairness to FelCor of the merger consideration payable to the holders of MeriStar's common stock and do not purport to be appraisals of or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, DBAB made, and was provided by FelCor's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond FelCor's and MeriStar's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of FelCor, MeriStar or their respective advisors, none of FelCor, DBAB nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

     The terms of the merger were determined through negotiations between FelCor and MeriStar and were approved by FelCor's board of directors. Although DBAB provided advice to FelCor during the course of these negotiations, the decision to enter into the merger was solely that of FelCor's board of directors. As described above, DBAB's opinion and presentation to FelCor's board of directors were only one of a number of factors taken into consideration by FelCor's board of directors in making its determination to approve the merger. DBAB'S OPINION WAS PROVIDED TO FELCOR'S BOARD OF DIRECTORS TO ASSIST IT IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF FELCOR'S COMMON STOCK OR MERISTAR'S COMMON STOCK AS TO HOW TO VOTE WITH RESPECT TO THE MERGER. THE OPINION ADDRESSES ONLY THE FAIRNESS TO FELCOR, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE PAID TO MERISTAR COMMON STOCKHOLDERS BY FELCOR. DBAB'S OPINION DOES NOT ADDRESS, AMONG OTHER THINGS, ANY ASPECT OF THE PARTNERSHIP MERGER OR THE PARTNERSHIP MERGER CONSIDERATION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY UNITHOLDER WITH RESPECT TO ANY MATTERS RELATED TO THE PROPOSED TRANSACTIONS. THE OPINION SHOULD NOT BE RELIED UPON BY MERISTAR PARTNERSHIP UNITHOLDERS WITH RESPECT TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THOSE UNITHOLDERS.

     DBAB is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. DBAB is an affiliate of Deutsche Bank AG, and DBAB, Deutsche Bank AG and its affiliates are collectively referred to as the DB Group. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking, including extension of credit, and other financial services to FelCor and MeriStar or their affiliates for which they may have received compensation. In addition, one or more members of the DB Group have agreed to provide financing to FelCor in connection with the merger. Bankers Trust Company, German American Capital Corporation and Deutsche Banc Alex. Brown Inc., each members of the DB Group, have provided, or have committed to provide, together with other institutions, an aggregate of approximately $2.15 billion of financing in connection with the merger and related transactions. The members of the DB Group will receive an aggregate of approximately $7.0 million to $10.5 million in fees in connection with those financing transactions of which FelCor has paid DBAB approximately $7.0 million and the remainder of which is contingent upon completion of the merger. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of FelCor and MeriStar for their own account or the account of their customers, and, accordingly, may at any time hold a long or short position in those securities, instruments and obligations.

     Fee Arrangements with DBAB. FelCor selected DBAB as financial advisor in connection with the merger based on DBAB's qualifications, expertise, reputation and experience in mergers and acquisitions. FelCor retained DBAB in an engagement letter dated as of March 15, 2001. As compensation for DBAB's advisory services in connection with the merger, FelCor has paid DBAB a cash fee of $1.25 million and has agreed to pay an additional cash fee of $3.75 million if the merger is completed. Regardless of whether the merger is completed, FelCor has agreed to reimburse DBAB for reasonable fees and disbursements of DBAB's counsel and DBAB's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of DBAB's engagement under the engagement letter. DBAB has agreed to notify FelCor when those expenses exceed $50,000. FelCor has also agreed to indemnify DBAB and related persons to the full extent lawful against some liabilities, including some liabilities under the federal securities laws arising out of its engagement or the merger.

  Opinion of JPMorgan

     Under an engagement letter effective as of March 15, 2001, FelCor engaged JPMorgan to act as its financial advisor in the merger. FelCor requested JPMorgan, in its role as a financial advisor, to evaluate the fairness to FelCor, from a financial point of view, of the consideration to be paid by FelCor to MeriStar stockholders in the merger. On May 9, 2001, JPMorgan delivered its oral opinion, subsequently confirmed in writing as of the same date, to the FelCor board of directors stating that, as of that date and based upon and subject to qualifications discussed in the opinion, the consideration paid by FelCor in the merger was fair, from a financial point of view, to FelCor.

     The JPMorgan opinion, the summary of the JPMorgan opinion and the procedures and analyses described below are based on the consideration of 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar common stock outstanding on the date of the JPMorgan opinion.

     The full text of the JPMorgan fairness opinion, which discusses the assumptions made, factors considered and limitations upon the review undertaken by JPMorgan in rendering its opinion, is included in this prospectus as Appendix
C. JPMORGAN'S WRITTEN OPINION WAS ADDRESSED TO THE FELCOR BOARD OF DIRECTORS AND WAS DIRECTED ONLY TO THE FAIRNESS TO FELCOR, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION PAID IN THE MERGER. THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FELCOR STOCKHOLDER AS TO HOW THAT STOCKHOLDER SHOULD VOTE ON THE MERGER OR ANY OTHER MATTER. IN ADDITION, JPMORGAN'S OPINION DOES NOT ADDRESS, AMONG OTHER THINGS, ANY ASPECT OF THE PARTNERSHIP MERGER OR THE PARTNERSHIP CONSIDERATION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY UNITHOLDER WITH RESPECT TO THE PARTNERSHIP MERGER. THE OPINION SHOULD NOT BE RELIED UPON BY MERISTAR PARTNERSHIP UNITHOLDERS WITH RESPECT TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THOSE UNITHOLDERS. The following summary discusses the material terms of JPMorgan's opinion.

     In arriving at its opinion, JPMorgan, among other things:

     - reviewed a draft of the merger agreement dated May 9, 2001;

     - reviewed publicly available business and financial information concerning FelCor and MeriStar and the industries in which they operate;

     - reviewed internal, non-public financial analyses and forecasts provided to JPMorgan by the management of FelCor and MeriStar relating to their respective businesses, including information regarding the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger;

     - compared the proposed financial terms of the merger with the publicly available financial terms of other transactions involving companies JPMorgan deemed relevant and the consideration received for those companies;

     - compared the financial and operating performance of FelCor and MeriStar with publicly available information concerning other companies JPMorgan deemed relevant;

     - reviewed the current and historical market prices of FelCor common stock and MeriStar common stock and publicly traded securities of other companies; and

     - performed and reviewed other financial studies and analyses and considered other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with some members of the management of FelCor and MeriStar with respect to some aspects of the merger. JPMorgan discussed with FelCor the past and current business operations of FelCor and MeriStar, the financial condition and future prospects and operations of FelCor and MeriStar, the effects of the merger on the financial condition and future prospects of FelCor and other matters believed necessary or appropriate to JPMorgan's inquiry.

     In rendering its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by FelCor and MeriStar or otherwise reviewed by it, and JPMorgan did not assume any responsibility or liability for any of the information. JPMorgan did not conduct a physical inspection of any of the properties, assets or liabilities of FelCor or MeriStar and did not conduct any valuation or appraisal of any assets or liabilities, nor were any valuations or appraisals provided to it. In relying on financial analyses and forecasts provided to it, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of FelCor and MeriStar to which the analyses or forecasts relate. JPMorgan also assumed that:

     - the merger will have the tax consequences described in discussions with, and materials furnished to it by, the representatives of FelCor;

     - the other transactions contemplated by the merger agreement will be completed as described in the merger agreement;

     - the definitive merger agreement would not differ in any material respects from the draft merger agreement dated May 9, 2001 furnished to it; and

     - all material governmental, regulatory or other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect on FelCor or MeriStar or on the contemplated benefits of the merger.

     The projections furnished to JPMorgan for FelCor and MeriStar were prepared by the managements of FelCor and MeriStar. FelCor and MeriStar do not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan's analysis of the consideration paid in the merger. Those projections were not prepared with a view toward public disclosure. Accordingly, actual results could vary significantly from those set forth in the projections.

     JPMorgan's opinion, dated May 9, 2001, speaks only as of that date and was necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, that date. Subsequent developments may affect the opinion, and JPMorgan does not have any obligation or current intention to update, revise or reaffirm the opinion, including at the time of the special meeting of the stockholders. If, however, a material amendment to the merger agreement is entered into which modifies the merger consideration, the FelCor board may at that time seek an updated opinion from JPMorgan. In making this determination, the FelCor board would consult with its legal and financial advisors and take into account, consistent with its fiduciary duties, all relevant factors and circumstances existing at the time, including general market, economic and business conditions. JPMorgan's opinion was limited to the fairness, from a financial point of view, of the consideration to be paid by FelCor in the merger. JPMorgan expressed no opinion as to the underlying decision of FelCor to engage in the merger or the price at which FelCor common stock will trade at any future time.

     In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with delivering its opinion. Some of the analyses include information presented in a tabular format. To fully understand the financial analyses used by JPMorgan, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Historical Stock Performance. JPMorgan reviewed the trading price of the shares of MeriStar common stock. This stock performance review indicated that for the period from May 4, 2000 to May 4, 2001 the high and low closing prices for shares of MeriStar common stock were $18.38 and $22.81,

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

respectively, as compared to the implied offer price of $22.09, which is based on the May 4, 2001 closing share prices for FelCor and MeriStar.

     Historical Exchange Ratio Analysis. JPMorgan reviewed the per share daily closing market price movements of FelCor common stock and MeriStar common stock for the one-year period ending May 4, 2001. JPMorgan then calculated the implied historical exchange ratios during this period by dividing the daily closing prices per share of MeriStar common stock by those of FelCor common stock and the average of those historical trading ratios for the 30-day, 90-day and 1-year periods ending May 4, 2001. The analysis resulted in the following average historical trading ratios for the periods indicated, rounded to the nearest hundredth.

PERIOD                                                         MEAN
------                                                         -----
May 4, 2001.................................................   0.96x
30-day......................................................   0.91x
90-day......................................................   0.88x
1-year......................................................   0.91x

The highest historical exchange ratio on any single day during the 1-year period was approximately 1.09x, and the lowest historical exchange ratio on any single day during this period was approximately 0.80x. Using the high and low exchange ratios, JPMorgan derived equity values per share of $17.83 to $24.42, as compared to the implied offer price of $22.09.

     Public Comparable Companies Analysis. Using publicly available information, JPMorgan compared financial and operating information and ratios for MeriStar with corresponding financial and operating information and ratios for nine comparable hotel REITs which are referred to as comparable companies. The comparable companies include all hotel REITs with total market capitalization greater than $300 million listed below:

     - Boykin Lodging Company;

     - Equity Inns Inc.;

     - FelCor Lodging Trust Incorporated;

     - Hospitality Properties Trust;

     - Host Marriott Corporation;

     - Innkeepers USA Trust;

     - LaSalle Hotel Properties;

     - RFS Hotel Investors Inc.; and

     - Winston Hotels Inc.

     JPMorgan's analysis included a review of the following:

     - equity market value, assuming the conversion of all of the operating partnership's units;

     - enterprise value, calculated by adding equity market value and total debt, preferred units and preferred stock, and then subtracting cash;

     - ratios of price per share to funds from operations per share; and

     - ratios of enterprise value to earnings before interest expense, depreciation and amortization, or EBITDA.

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

     The analysis indicated that:

     - the ratio of the per share market price of the comparable companies as of May 4, 2001 to mean projected 2001 funds from operations per share, reported by First Call, ranged from 4.7x to 6.5x, with a mean of 5.7x and a median of 5.6x, compared to the implied transaction multiple of 5.3x for MeriStar. First Call is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. JPMorgan then removed the high and low values, creating an adjusted high and low of 6.3x and 5.0x. JPMorgan then multiplied the adjusted high and low by MeriStar management's projected 2001 funds from operations per share, which yielded an implied valuation range of $20.85 to $26.27 per share, as compared to the implied offer price of $22.09.

     - the ratio of enterprise value to projected 2001 EBITDA, reported by various equity research reports published in the first quarter of 2001, ranged from 6.8x to 8.5x for calendar year 2001, with a mean of 7.8x and a median of 7.9x, compared to the implied transaction multiple of 7.9x for MeriStar. EBITDA projections for Boykin Lodging Company, RFS Hotel Investors and Winston Hotels Inc. were unavailable. Consequently, these companies were excluded from this particular analysis. JPMorgan removed the high and low values of the range, creating an adjusted high and low of 8.3x and 7.3x. JPMorgan then multiplied the adjusted high and low by MeriStar management's projected 2001 EBITDA. After subtracting net debt, JPMorgan calculated a valuation range of $18.20 to $25.17 per share, as compared to the implied offer price of $22.09.

     Precedent Transaction Multiples Analysis. JPMorgan reviewed publicly available information, particularly purchase price and transaction value multiples, regarding nine selected business combinations in the lodging industry announced since January 1999 which were deemed relevant by JPMorgan. These transactions are referred to as the comparable transactions. These comparable transactions and the month in which each transaction was announced are as follows:

     - Nova Finance Company LLC acquisition of Sunburst Hospitality Corporation (September 2000);

     - Security Capital Group, Inc. acquisition of Homestead Village, Inc. (May
       2000);

     - NH Hotels SA acquisition of Grand Hotel Krasnapolsky NV (April 2000);

     - Hilton Hotels Corp. acquisition of Promus Hotel Corp. (September 1999);

     - Accor SA acquisition of Red Roof Inns, Inc. (July 1999);

     - Humphrey Hospitality Trust, Inc. acquisition of Supertel Hospitality, Inc. (June 1999);

     - SHP Acquisition, LLC acquisition of Sunstone Hotel Investors, Inc. (April
       1999);

     - W-Westmont Corp. acquisition of Unihost Corp. (March 1999); and

     - Ladbroke Group Plc acquisition of Stakis Plc (February 1999).

The analysis indicated that the implied transaction values as a multiple of projected 12-month forward EBITDA for the comparable transactions ranged from approximately 6.4x to 10.2x, with a mean of 8.2x and a median of 8.1x, compared to a multiple of approximately 7.9x implied by the merger. A range of 7.5x to 8.5x was derived by JPMorgan to approximate the range of transaction value multiples during 1999 and 2000. From this range, a valuation range of $19.61 to $26.63 per share was derived, as compared to the implied offer price of $22.09.

     Precedent Transaction Premiums Paid Analysis. JPMorgan reviewed publicly available information regarding 27 selected business combinations in the real estate and lodging industries above a minimum

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

transaction value of $1 billion, announced between January 1996 and February 2001, and deemed relevant by JPMorgan. These transactions and the month in which each transaction was announced were as follows:

     - Equity Office Properties Trust acquisition of Spieker Properties, Inc. (February 2001);

     - Security Capital Group, Inc. acquisition of Security Capital U.S. Realty (September 2000);

     - Rodamco North America NV acquisition of Urban Shopping Centers, Inc. (September 2000);

     - Mack-Cali Realty Corp. acquisition of Prentiss Properties Trust (June
       2000);

     - Heritage Property Investment Trust, Inc. acquisition of Bradley Real Estate, Inc. (May 2000);

     - Equity Office Properties Trust acquisition of Cornerstone Properties, Inc. (February 2000);

     - Olympus Real Estate Corp. acquisition of Walden Residential Properties, Inc. (September 1999);

     - Hilton Hotels Corp. acquisition of Promus Hotel Corp. (September 1999);

     - Accor SA acquisition of Red Roof Inns, Inc. (July 1999);

     - Berkshire Realty Holdings, L.P. acquisition of Berkshire Realty Co., Inc. (March 1999);

     - Duke Realty Investments, Inc. acquisition of Weeks Realty Corporation (February 1999);

     - TIC Acquisition LLC acquisition of Irvine Apartment Communities, Inc. (December 1998);

     - ProLogis Trust acquisition of Meridian Industrial Trust (November 1998);

     - Equity Residential Properties Trust acquisition of Merry Land & Investment Co., Inc. (July 1998);

     - New Plan Realty Trust acquisition of Excel Realty Trust, Inc. (May 1998);

     - CCA Prison Realty Trust acquisition of Corrections Corporation of America (April 1998);

     - Security Capital Pacific Trust acquisition of Security Capital Atlantic (April 1998);

     - FelCor Lodging Trust Incorporated acquisition of Bristol Hotel Company (March 1998);

     - CapStar Hotel Co. acquisition of American General Hospitality Corp. (March 1998);

     - Bay Apartment Communities, Inc. acquisition of Avalon Properties, Inc. (March 1998);

     - Meditrust Corp acquisition of La Quinta Inns, Inc. (January 1998);

     - Patriot American Hospitality, Inc. acquisition of Interstate Hotels Corp. (December 1997);

     - Starwood Hotels & Resorts acquisition of ITT Corp. (October 1997);

     - Equity Office Properties Trust acquisition of Beacon Properties Corp. (September 1997);

     - Equity Residential Properties Trust acquisition of Wellsford Residential Property Trust (January 1997);

     - Horsham Corporation acquisition of Trizec Corporation, Ltd.(September
       1996); and

     - Simon Property Group, Inc. acquisition of DeBartolo Realty Corp. (March
       1996).

The analysis indicated that:

     - offer prices as a percentage premium to the closing prices of the target companies' stock the day prior to the announcement of the transactions ranged from approximately -2% to 40%, with a mean and median of approximately 14%, compared to an approximate 3% premium for the merger price to the closing price per share of MeriStar common stock on May 4, 2001.

     - the percentage premium to the average closing prices of the target companies' stock the week prior to the announcement of the transaction ranged from approximately -6% to 43%, with a mean and

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       median of approximately 16%, compared to an approximately 5% premium for the MeriStar merger price to the average closing price per share of MeriStar common stock for the week ending on May 4, 2001.

     - the percentage premium to the average closing prices of the target companies' stock the month prior to the announcement of the transaction ranged from approximately -8% to 52%, with a mean of approximately 19% and a median of approximately 18%, compared to an approximately 11% premium for the MeriStar merger price to the average closing price per share of FelCor common stock for the month ending on May 4, 2001.

     From this range of mean and median transaction premiums, JPMorgan derived a transaction premium range of 10% to 20%, which when applied to the May 4, 2001 closing MeriStar share price of $21.50, gives a valuation per share of $23.65 to $25.80, as compared to the implied offer price of $22.09.

     Net Asset Value Analysis. JPMorgan performed a net asset value analysis for MeriStar using financial forecasts for MeriStar based on management projections. JPMorgan calculated a net asset value for MeriStar assuming 2001 property-level net operating income capitalization rates ranging from 10.5% to 11.5%. After making necessary balance sheet adjustments, JPMorgan derived net asset value per share for MeriStar of $21.16 to $26.58 per share, as compared to the implied offer price of $22.09.

     Discounted Cash Flow Analysis. JPMorgan performed a discounted cash flow analysis for MeriStar using financial forecasts provided by MeriStar. JPMorgan calculated the net present values of 4.7 years of unlevered cash flows from May 2001 through December 2005 plus an estimated terminal value. The unlevered cash flows were discounted using a rate of 14.0%, which is JPMorgan's estimate of MeriStar's weighted average cost of capital. A range of terminal values for MeriStar was calculated by multiplying projected 2006 EBITDA by a range of enterprise value to EBITDA multiples of 7.5x to 8.5x. Based upon the assumptions set forth above, JPMorgan calculated a range of equity values of $22.48 to $26.89 per share, as compared to the implied offer price of $22.09.

     General. The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan's opinion was not based on any single factor or analysis, nor did JPMorgan attribute particular weight to any particular individual factor or analysis over others. Rather, JPMorgan believes that the totality of factors considered and analyses performed by it in connection with its opinion collectively supported its determination expressed in its opinion, that the summary set forth above and its analyses must be considered as a whole and that selecting portions, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. JPMorgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved. These values or results may be higher or lower than those indicated. JPMorgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     None of the public companies used in the public companies analysis described above is identical to FelCor or MeriStar. None of the precedent transactions used in the precedent transactions analysis described above is identical to the merger. Accordingly, an analysis of publicly traded comparable companies and transactions is not mathematical. Rather the analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

     As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was
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

selected to advise FelCor with respect to the merger and deliver an opinion to the FelCor board of directors with respect to the consideration per share paid in the merger on the basis of this experience and its familiarity with FelCor.

     In the past, JPMorgan and its affiliates have arranged and/or provided financing to FelCor, and they may be expected to continue to provide financing as well as financial advice in the future. JPMorgan and its affiliate, The Chase Manhattan Bank, have provided or committed to provide or underwrite, together with other institutions, an aggregate of approximately $2.15 billion of financing in connection with the merger and related transactions. JPMorgan and The Chase Manhattan Bank expect to receive approximately $6.0 million to $8.0 million in fees in connection with the merger and financing transactions. Of these fees, $1 million relates to financial advisory services in connection with the merger, $500,000 of which is contingent upon the closing of the merger, and approximately $5.0 million to $7.0 million relates to financing services in connection with the merger, of which FelCor has paid approximately $4.1 million and has committed to pay the remainder upon completion of the merger.

     In addition, in the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of FelCor or MeriStar for their own accounts or for the accounts of customers. Accordingly, they may at any time hold long or short positions in those securities.

MERISTAR'S REASONS FOR THE MERGER; APPROVAL BY MERISTAR BOARD

     As the general partner, MeriStar believes that the merger and partnership merger are in the best interests of MeriStar, MeriStar Partnership and their respective security holders. The board of directors of MeriStar has approved the merger agreement and the merger and has directed MeriStar, in its capacity as the general partner of MeriStar Partnership, to approve the partnership merger. The board of directors of MeriStar has recommended that the stockholders of MeriStar approve the merger agreement and the merger.

     In reaching the above determination, the MeriStar board gave significant consideration to a variety of factors, including those described below. In view of the wide variety of factors bearing on its decision, the MeriStar board did not consider it practicable to, nor did it attempt to, quantify or assign relative specific weight to the factors it considered in reaching its decision. In addition, individual directors may have given different weight to different factors. The MeriStar board received the advice of its senior management, as well as its legal and financial advisors, throughout its consideration of the merger agreement. The MeriStar board does not intend the following discussion of the information and factors to be exhaustive but believes the discussion includes the material factors it considered.

     In making its determination with respect to the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the MeriStar board considered the entirety of the terms of the merger agreement, including the fixed exchange ratio, the cash consideration of $4.60 per share, the representations and warranties of the parties, the provisions relating to its ability to consider third party proposals, the ability for the parties to terminate the merger agreement if FelCor's stock price falls below a specified level, the termination fee provisions, the provisions relating to merger financing and the ability to terminate the merger agreement if economically prudent senior unsecured note financing were not available, the covenants of the parties pending the closing of the merger and the provisions relating to the treatment of MeriStar Partnership. In the following discussion of material positive and negative factors considered by the MeriStar board in making its determination to approve the merger agreement and the mergers, references to the assets and business activities of MeriStar also mean the assets and business activities of MeriStar Partnership. MeriStar has no material assets other than its interests in MeriStar Partnership and conducts substantially all of its business activity through MeriStar Partnership.

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

     In making its determination, the MeriStar board also considered the following potentially positive material factors:

     - Strong Strategic Fit; Enhanced Visibility to Investors in the Hospitality REIT Sector. The MeriStar board noted that a significant portion of the merger consideration was payable in FelCor common stock, rather than cash, and that following the merger, MeriStar stockholders would own approximately 39.5% of the combined company. The MeriStar board believed that the combined company's diverse asset portfolio, expanded stockholder base and increased public float would make the combined company an attractive continuing vehicle for investors. Based on FelCor's closing stock price as of May 9, 2001 of $22.10 and MeriStar's closing stock price as of May 9, 2001 of $21.45, the combined company would have a post-merger equity market capitalization of approximately $2.2 billion, versus approximately $1.1 billion for MeriStar on a stand-alone basis. The total capitalization of the combined company would be $6.3 billion, versus $2.7 billion for MeriStar alone. The combined company would be the largest hospitality REIT in terms of number of hotels and number of rooms.

     - Significant Premium over Average Trading Price. The MeriStar board considered that the consideration to be paid to MeriStar stockholders in the merger represented, as of May 9, 2001, a 9% premium over MeriStar's average closing price over the 20 trading days prior to that date and a 12% premium over MeriStar's average closing price in the 20 trading days prior to April 16, 2001, the date of the first meeting of the MeriStar board relating to the merger.

     - Opportunity to Leverage Increased Scale and Purchasing Power. The MeriStar board considered that the merger would create the largest multi-branded, independent hotel portfolio in the United States. The combined company, on a pro forma basis after disposition of some non-strategic hotels, would have 283 hotels with approximately 75,000 rooms. The MeriStar board recognized that the increased scale of the combined company would likely enable it to exercise increased bargaining power in negotiations with suppliers of energy, capital equipment, labor and other products.

     - Enhanced Negotiating Leverage with Franchisors. The MeriStar board also recognized that the combined company would be one of the largest franchisees of several major brands, including Embassy Suites, Crowne Plaza, Holiday Inn, Doubletree, Hilton and Sheraton, giving the combined company enhanced leverage in negotiations with these brands.

     - Opportunity for Revenue Growth. The MeriStar board believed that the merger creates the opportunity for greater revenue growth than MeriStar was likely to experience on a stand-alone basis because of the larger pool of assets and the potential for revenue growth stemming from economies of scale.

     - Improved Access to Financing. The MeriStar board considered that the larger size of the combined company could result in easier access to additional financing.

     - Treatment of Employees. The MeriStar board considered the arrangements under the merger agreement relating to the treatment of MeriStar employees who do not continue as FelCor employees.

     - Potential Cost Savings. The MeriStar board took into account that by consolidating corporate headquarters and administration, the combined company should realize annual savings of approximately $5 million in general and administrative expenses from reductions in personnel, closing and subletting MeriStar's corporate offices and the elimination of other duplicate overhead costs.

     - Relationship with MeriStar Hotels & Resorts. The MeriStar board considered that MeriStar Hotels & Resorts would continue as manager of 105 of the hotels of the combined company and that the "paper clip" arrangement between MeriStar and MeriStar Hotels & Resorts would no longer be in place. The MeriStar board also recognized that the intercompany agreement would

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

       continue in effect and considered the terms of the amended credit facility offered to MeriStar Hotels & Resorts.

     - Opinion of MeriStar's Financial Advisor. The MeriStar board also considered the opinion dated May 9, 2001 of Salomon Smith Barney, MeriStar's financial advisor, as to the fairness, from a financial point of view and as of that date, of the merger consideration to be received by the MeriStar common stockholders.

     In making its determination, the MeriStar board also considered the following potentially negative material factors:

     - Integration Issues. The MeriStar board noted the risks inherent in integrating two companies of the size of MeriStar and FelCor.

     - Increased Interest Expense. The MeriStar board recognized that the combined company would have a higher pro forma level of leverage than the companies together on a historical basis, resulting from the debt financing of the cash consideration to be paid in the merger and the related transaction costs. The combined company would therefore have a higher level of pro forma interest expense than the companies together on a historical basis, which would have a negative effect on funds from operations.

     - Increased Concentration in Some Markets. The MeriStar board realized that the combined company would have a larger presence in some markets than was desirable but also recognized that FelCor had in place plans to sell some non-strategic hotels in these markets in order to address this potential issue. The combined company would continue to have concentrations of hotels in some markets, including California, Florida and Texas, which were expected to represent approximately 18.1%, 16.2% and 15.4% of the combined company's revenues based on revenues for the twelve months ended March 31, 2001.

     - FelCor Management Issues. The MeriStar board considered the need for FelCor to recruit and hire a chief financial officer but also took account of the fact that FelCor was in the process of a search for a qualified individual.

OPINION OF MERISTAR'S FINANCIAL ADVISOR

     MeriStar retained Salomon Smith Barney to act as its exclusive financial advisor in connection with the proposed merger and the other transactions contemplated by the merger agreement, referred to as the transaction. In connection with its engagement, MeriStar requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, of the merger consideration. On May 9, 2001, at a meeting of the MeriStar board held to evaluate the proposed transaction, Salomon Smith Barney delivered to the MeriStar board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 9, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration was fair, from a financial point of view, to the MeriStar common stockholders.

     In arriving at its opinion, Salomon Smith Barney:

     - reviewed the merger agreement;

     - held discussions with senior officers, directors and other representatives and advisors of MeriStar and with senior officers and other representatives and advisors of FelCor concerning the businesses, operations and prospects of MeriStar and FelCor;

     - examined publicly available business and financial information relating to MeriStar and FelCor;

     - examined financial forecasts and other information and data for MeriStar and FelCor which were provided to or otherwise discussed with Salomon Smith Barney by the managements of MeriStar

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

       and FelCor, including information relating to the potential strategic implications and operational benefits anticipated by the managements of MeriStar and FelCor to result from the transaction;

     - reviewed the financial terms of the transaction as described in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of MeriStar common stock and FelCor common stock, the historical and projected operating data of MeriStar and FelCor, and the financial condition and capitalization of MeriStar and FelCor;

     - analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of MeriStar and FelCor; and

     - conducted other analyses and examinations and considered other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion.

     In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data that it reviewed or considered. With respect to financial forecasts and other information and data, the managements of MeriStar and FelCor advised Salomon Smith Barney that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of MeriStar and FelCor as to the future financial performance of MeriStar and FelCor and the potential strategic implications and operational benefits anticipated to result from the transaction.

     Salomon Smith Barney assumed, with MeriStar's consent, that the transaction would be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement. Salomon Smith Barney also assumed, with MeriStar's consent, that the merger will be treated as a reorganization for federal income tax purposes. Salomon Smith Barney further assumed, with MeriStar's consent, that MeriStar and FelCor were organized and have operated for federal income tax purposes in conformity with the requirements for qualification as a REIT, and that the transaction will not adversely affect the REIT status or operations of MeriStar or FelCor. Salomon Smith Barney did not express any opinion as to what the value of the FelCor common stock actually will be when issued in the transaction or the prices at which the FelCor common stock will trade or otherwise be transferable at any time. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of MeriStar or FelCor. Salomon Smith Barney did not make any physical inspection of the properties or assets of MeriStar or FelCor.

     In connection with its engagement, Salomon Smith Barney was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of MeriStar. Salomon Smith Barney expressed no view as to, and its opinion does not address, the relative merits of the transaction as compared to any alternative business strategies that might exist for MeriStar or the effect of any other transaction in which MeriStar might engage. Salomon Smith Barney's opinion was necessarily based on information available to Salomon Smith Barney, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney, as of the date of its opinion. Although Salomon Smith Barney evaluated the merger consideration from a financial point of view, Salomon Smith Barney was not asked to and did not recommend the specific consideration payable in the transaction, which was determined through negotiations between MeriStar and FelCor. MeriStar imposed no other instructions or limitations on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in rendering its opinion.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED MAY 9, 2001, WHICH DESCRIBES THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROSPECTUS AS APPENDIX D. SALOMON SMITH BARNEY'S OPINION IS DIRECTED TO THE MERISTAR BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION OR ANY RELATED TRANSACTION, INCLUDING THE PARTNERSHIP MERGER OR THE PARTNERSHIP MERGER CONSIDERATION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OR UNITHOLDER WITH RESPECT TO ANY MATTERS RELATING TO THE PROPOSED TRANSACTION. SALOMON

SMITH BARNEY'S OPINION SHOULD NOT BE RELIED UPON BY MERISTAR PARTNERSHIP UNITHOLDERS WITH RESPECT TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THOSE UNITHOLDERS.

     In preparing its opinion, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description. Salomon Smith Barney's opinion was not based on any single factor or analysis, nor did Salomon Smith Barney attribute particular weight to individual factors or analyses. Rather, Salomon Smith Barney believed that the totality of the factors considered and analyses performed by Salomon Smith Barney in connection with its opinion operated collectively to support its determination as to the fairness of the merger consideration from a financial point of view. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of MeriStar and FelCor. No company or business used in those analyses as a comparison is identical to MeriStar, FelCor or the proposed transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.

     The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

     Salomon Smith Barney's opinion and analyses were only one of many factors considered by the MeriStar board of directors in its evaluation of the transaction and should not be viewed as determinative of the views of the MeriStar board of directors or management with respect to the merger consideration or the proposed transaction. Salomon Smith Barney's opinion to the board of directors is dated May 9, 2001, the date of the merger agreement. Salomon Smith Barney does not have any obligation or current intention to update, revise or reaffirm its opinion, including at the time of the special meeting of the stockholders. If, however, a material amendment to the merger agreement is entered into which modifies the merger consideration, the MeriStar board of directors may at that time seek an updated opinion from Salomon Smith Barney. In making this determination, the board of directors would consult with its legal and financial advisors and take into account, consistent with its fiduciary duties, all relevant factors and circumstances existing at the time, including general market, economic and business conditions.

     The following is a summary of the material financial analyses performed by Salomon Smith Barney in connection with the rendering of its opinion dated May 9, 2001. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND SALOMON SMITH BARNEY'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF SALOMON SMITH BARNEY'S FINANCIAL ANALYSES.

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  Selected Companies Analyses

     MeriStar. Using publicly available information, Salomon Smith Barney reviewed the market values and trading multiples of MeriStar and the following seven publicly traded companies in the lodging REIT industry:

     Primary Group Companies

     - Boykin Lodging Company

     - LaSalle Hotel Properties

     - Host Marriott Corporation

     Secondary Group Companies

     - Equity Inns, Inc.

     - Innkeepers USA Trust

     - RFS Hotel Investors, Inc.

     - Winston Hotels, Inc.

     For purposes of this analysis, Salomon Smith Barney focused on companies in the lodging REIT industry which operate upscale, full service hotels, as do MeriStar and FelCor. These companies are referred to above as primary group companies. All multiples were based on closing stock prices on May 7, 2001. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. Estimated financial data for MeriStar were based on internal estimates of the management of MeriStar.

     Salomon Smith Barney compared enterprise values as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest 12 months and estimated calendar years 2001 and 2002. Salomon Smith Barney also compared equity values as a multiple of funds from operations, or FFO, for the latest 12 months and estimated calendar years 2001 and 2002. Salomon Smith Barney then applied a range of selected multiples of latest 12 months and estimated calendar years 2001 and 2002 EBITDA and FFO derived from the primary group companies to corresponding financial data of MeriStar. This analysis indicated the following implied per share equity reference range for MeriStar, as compared to the implied value of the merger consideration based on the cash consideration and, in the case of the stock portion of the merger consideration, the exchange ratio and the closing price of FelCor common stock on May 7, 2001:

         IMPLIED PER SHARE             IMPLIED PER SHARE
EQUITY REFERENCE RANGE FOR MERISTAR   MERGER CONSIDERATION
-----------------------------------   --------------------
           $18.00-$24.00                 $21.97

     FelCor. Salomon Smith Barney also reviewed the market values and trading multiples of FelCor and the selected companies described above. For purposes of this analysis, Salomon Smith Barney focused on the primary group companies. All multiples were based on closing stock prices on May 7, 2001. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. Estimated financial data for FelCor were based on internal estimates of the management of FelCor.

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

     Salomon Smith Barney compared enterprise values as a multiple of EBITDA for the latest 12 months and estimated calendar years 2001 and 2002. Salomon Smith Barney also compared equity values as a multiple of FFO for the latest 12 months and estimated calendar years 2001 and 2002. Salomon Smith Barney then applied a range of selected multiples of latest 12 months and estimated calendar years 2001 and 2002 EBITDA and FFO derived from the primary group companies to corresponding financial data of FelCor. This analysis indicated the following implied per share equity reference range for FelCor, as compared to the closing price of FelCor common stock on May 7, 2001:

        IMPLIED PER SHARE            PER SHARE CLOSING PRICE
EQUITY REFERENCE RANGE FOR FELCOR    OF FELCOR COMMON STOCK
---------------------------------    -----------------------
          $19.00-$25.00                  $22.16

  Net Asset Valuation Analyses

     MeriStar. Salomon Smith Barney performed a net asset valuation analysis of MeriStar's assets based on internal estimates of MeriStar's management. The gross estimated value of MeriStar's assets was estimated by capitalizing MeriStar's calendar year 2000 net operating income utilizing capitalization rates of 10.00% to 11.75% depending on the type of assets analyzed. This analysis indicated the following implied per share equity reference range for MeriStar, as compared to the implied value of the merger consideration based on the cash consideration and, in the case of the stock portion of the merger consideration, the exchange ratio and the closing price of FelCor common stock on May 7, 2001:

         IMPLIED PER SHARE             IMPLIED PER SHARE
EQUITY REFERENCE RANGE FOR MERISTAR   MERGER CONSIDERATION
-----------------------------------   --------------------
           $21.00-$25.50                 $21.97

     FelCor. Salomon Smith Barney also performed a net asset valuation analysis of FelCor's assets based on internal estimates of FelCor's management. The gross estimated value of FelCor's assets was estimated by capitalizing FelCor's calendar year 2000 net operating income utilizing capitalization rates of 10.25% to 12.50% depending on the type of assets analyzed. This analysis indicated the following implied per share equity reference range for FelCor, as compared to the closing price of FelCor common stock on May 7, 2001:

        IMPLIED PER SHARE           PER SHARE CLOSING PRICE
EQUITY REFERENCE RANGE FOR FELCOR   OF FELCOR COMMON STOCK
---------------------------------   -----------------------
          $23.00-$27.50                 $22.16

  Premiums Paid Analysis

     Salomon Smith Barney reviewed the premiums paid in 23 selected transactions in which the target company was a lodging company or REIT. Salomon Smith Barney then applied a range of selected premiums derived from these transactions based on the closing stock prices of the target company one day, one week, one month and three months prior to public announcement of the transaction to the closing prices of MeriStar common stock over corresponding periods, as well as six months and 12 months, prior to May 7, 2001. This analysis resulted in the following implied per share equity reference range for MeriStar, as compared to the implied value of the merger consideration based on the cash consideration and, in the case of the stock portion of the merger consideration, the exchange ratio and the closing price of FelCor common stock on May 7, 2001:

         IMPLIED PER SHARE             IMPLIED PER SHARE
EQUITY REFERENCE RANGE FOR MERISTAR   MERGER CONSIDERATION
-----------------------------------   --------------------
           $20.50-$23.50                 $21.97

  Implied Merger Consideration Analysis

     Salomon Smith Barney computed an implied value of the merger consideration by applying the merger consideration to the results of the selected companies and net asset valuation analyses of FelCor described above. This analysis indicated the following range of implied values of the merger consideration, as compared to the implied value of the merger consideration based on the cash consideration and, in the case of the stock portion of the merger consideration, the exchange ratio and the closing price of FelCor common stock on May 7, 2001:

     IMPLIED PER SHARE MERGER
  CONSIDERATION BASED ON FELCOR
 SELECTED COMPANIES AND NET ASSET     IMPLIED PER SHARE
        VALUATION ANALYSES           MERGER CONSIDERATION
 --------------------------------    --------------------
          $19.50-$26.16                     $21.97

  Other Factors

     In rendering its opinion, Salomon Smith Barney also reviewed and considered other factors, including:

     - historical trading prices and trading volumes for MeriStar common stock and FelCor common stock;

     - the relationship between movements in MeriStar common stock, movements in FelCor common stock, and movements in the common stock of selected lodging companies and REITs;

     - the potential impact on the merger consideration of varying trading prices of FelCor common stock;

     - selected analysts' reports on MeriStar and FelCor; and

     - a stockholder and cross-ownership stockholder profile of MeriStar and FelCor.

  Miscellaneous

     Under the terms of its engagement, MeriStar has agreed to pay Salomon Smith Barney for its financial advisory services an aggregate fee of $6.0 million upon completion of the transaction. MeriStar also has agreed to reimburse Salomon Smith Barney for reasonable travel and other expenses incurred by Salomon Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of MeriStar and FelCor for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates in the past have provided, and are currently providing, services to MeriStar and its affiliates unrelated to the proposed transaction, for which services Salomon Smith Barney and its affiliates have received, and will receive, compensation. Salomon Smith Barney and its affiliates also in the past have provided services to FelCor unrelated to the proposed transaction, for which services Salomon Smith Barney and its affiliates have received compensation. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain other relationships with MeriStar, FelCor and their affiliates.

     Salomon Smith Barney is an internationally recognized investment banking firm and was selected by MeriStar based on its experience, expertise and familiarity with MeriStar and its business. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER AND PARTNERSHIP MERGER

  General

     Some members of the boards and management of each of FelCor and MeriStar may have interests in the merger and partnership merger that are different from, or in addition to, your interests as a MeriStar Partnership unitholder resulting in potential conflicts of interest. Members of the boards and management of each of FelCor and MeriStar will receive material benefits as a result of the merger and partnership merger that are not available to MeriStar Partnership unitholders and MeriStar stockholders in general. The boards of each company recognized these interests and determined that these interests neither supported nor detracted from the fairness of the merger and partnership merger.

  Interests of FelCor's Directors and Officers

     Some of FelCor's officers and directors have interests in the mergers that are different from, or in addition to, the interests of FelCor stockholders and our unitholders generally and that may create a potential conflict of interest.

     Richard O. Jacobson, a director of FelCor, Thomas J. Corcoran, Jr., President, Chief Executive Officer and a director of FelCor, and Thomas L. Wiese, a Vice President of FelCor, beneficially own, respectively, 36,537, 54,578 and 2,045 common units of limited partnership interest in MeriStar Partnership, worth $783,719, $1,170,698, and $43,865. Because each MeriStar Partnership unit is exchangeable for one share of MeriStar common stock, the values of these holdings are based on the closing price on May 9, 2001 of $21.45 per share of MeriStar common stock.

  Interests of MeriStar's Directors and Officers

     Some of MeriStar's officers and directors and significant stockholders have interests in the mergers that are different from, or in addition to, your interests generally and that may create a potential conflict of interest.

     Positions with FelCor after the Merger. Mr. Paul W. Whetsell, currently Chairman of the Board, director and Chief Executive Officer of MeriStar, along with Steven D. Jorns, currently Vice Chairman of the Board and a director, will become directors of FelCor as a result of the merger. Mr. Bruce G. Wiles, a director and the President and Chief Investment Officer of MeriStar has been offered employment by FelCor.

     Severance Payments and Vesting of Stock Options. MeriStar has pre-existing employment agreements with Messrs. Whetsell, Jorns, Emery and Wiles, which entitle each to payments and other benefits in the event his or her employment is terminated.

     Under Mr. Whetsell's employment agreement, if he is terminated by MeriStar without cause or voluntarily terminates his employment with good reason within 24 months following a change in control of MeriStar, he will receive a lump sum payment equal to two times the sum of his then annual base salary plus his bonus for the preceding year. Also, under those circumstances, all of his unvested stock options and restricted stock awards will immediately vest and be exercisable for one year, and his health benefits under his employment agreement will continue for a period equal to two and a half years. In the event that any accelerated vesting of his rights with respect to stock options, restricted stock or any other payment, benefit or compensation results in the imposition of an excise tax payable by him under Section 4999 of the Internal Revenue Code, or any successor or other provision with respect to "excess parachute payments" within the meaning of Section 280G(b) of the Internal Revenue Code, MeriStar is obligated to make a tax reimbursement payment to Mr. Whetsell in an amount which would put Mr. Whetsell in approximately the same financial position he would have been if the excise tax did not apply to those payments. The merger is a change in control of MeriStar under Mr. Whetsell's employment agreement, and the severance payments under that agreement will become due, since Mr. Whetsell will not be employed by us after the merger. Accordingly, FelCor expects to pay Mr. Whetsell a total of approximately $1,024,000 in severance. Although the parties do not currently expect any tax reimbursement obligation to be due Mr. Whetsell, the issues relating to the determination of those liabilities are complex and subject to varied interpretations. Depending on the amount, if any, of the payments to be received by him that are ultimately determined to be subject to the excise tax, FelCor's reimbursement obligation to him could be as much as $6.0 million. In addition, Mr. Whetsell owns 125,000 unvested shares of restricted stock, unvested options to purchase 284,580 shares of MeriStar common stock and 342,917 unvested profits-only units, all of which will vest as a result of the merger. FelCor also will be obligated to pay $1,368,000 to Mr. Whetsell in consideration of his entering into a one year covenant not to take a comparable position at another hotel REIT.

     Under Mr. Emery's employment agreement, if he is terminated by MeriStar without cause or voluntarily terminates his employment with good reason within 24 months following a change in control of MeriStar, he will receive a lump sum payment equal to two times the sum of his then annual base salary plus his bonus for the preceding year. Also, under those circumstances, all of his unvested stock options and restricted stock awards will immediately vest and be exercisable for one year, and his health benefits will continue for two years or until he receives successor health benefits from another employer. In the event that any accelerated vesting of his rights with respect to stock options, restricted stock or any other payment, benefit or compensation results in the imposition of an excise tax payable by him under Section 4999 of the Internal Revenue Code, or any successor or other provision with respect to "excess parachute payments" within the meaning of Section 280G(b) of the Internal Revenue Code, MeriStar is obligated to make a tax reimbursement payment to Mr. Emery in an amount which, would put Mr. Emery in approximately the same financial position he would have been if the excise tax did not apply to those payments. The merger is a change in control of MeriStar under Mr. Emery's employment agreement, and the severance payments under that agreement will become due, since Mr. Emery will not be employed by us after the merger. Accordingly, FelCor expects to pay Mr. Emery a total of approximately $900,000 in severance. Although the parties do not currently expect any tax reimbursement obligation to be due Mr. Emery, the issues relating to the determination of those liabilities are complex and subject to varied interpretations. Depending on the amount, if any, of the payments to be received by him that are ultimately determined to be subject to the excise tax, FelCor's reimbursement obligation to him could be as much as $3.8 million. In addition, Mr. Emery owns 67,334 unvested shares of restricted stock, unvested options to purchase 156,978 shares of MeriStar common stock and 221,459 unvested profits-only units, all of which will vest as a result of the merger. FelCor also will be obligated to pay $800,000 to Mr. Emery in consideration of his entering into a one year covenant not to take a comparable position at another hotel REIT.

     The terms of Mr. Jorns' June 1998 employment agreement are substantially similar to those of Mr. Emery's agreement, except that Mr. Jorns does not have the right to receive payment for any excise taxes due on account of any "excess parachute payments," and his unvested profits-only units will not vest as a result of the merger. Mr. Jorns will not be employed by us after the merger, so we expect to pay him a total of approximately $405,000 in severance after the merger. Mr. Jorns is not entitled to any tax reimbursement payments after the merger. In addition, Mr. Jorns owns unvested options to purchase 8,333 shares of MeriStar common stock, all of which will vest as a result of the merger.

     Under Mr. Wiles' August 1998 employment agreement, if he is terminated by MeriStar without cause or voluntarily terminates his employment with good reason within 18 months following a change in control of MeriStar he will receive his current annual base salary, payable on his regular payroll dates, for a period of one year, plus his bonus for the preceding year, plus a lump sum equal to the sum of his then annual base salary and his bonus for the preceding year. In addition, all of his unrestricted stock options and restricted stock awards will immediately vest and be exercisable for one year, and his benefits will continue for one year or until he receives successor health benefits from another employer. The merger is a change in control of MeriStar under Mr. Wiles' employment agreement. If Mr. Wiles does not accept employment with us prior to closing of the merger, we expect to pay him a total of approximately $980,600 in severance and approximately $550,000 in tax reimbursement payments after the merger. In addition, Mr. Wiles owns 50,667 unvested shares of restricted stock and unvested options to purchase 116,666 shares of MeriStar common stock, all of which will vest as a result of the merger. Mr. Wiles will be required to waive the accelerated vesting of these options if he accepts employment with FelCor after the merger.

     The following table sets forth the approximate values of unvested restricted stock, unvested options and unvested profits-only partnership units of Messrs. Whetsell, Emery, Jorns and Wiles:

                                                                                        VALUE OF UNVESTED
                                            VALUE OF UNVESTED    VALUE OF UNVESTED   PROFITS-ONLY PARTNERSHIP
                                           RESTRICTED STOCK(1)      OPTIONS(2)               UNITS(3)
                                           -------------------   -----------------   ------------------------
Paul W. Whetsell.........................     $2.7 million           $744,000              $7.5 million
John Emery...............................     $1.4 million           $554,000              $4.9 million
Steven D. Jorns..........................               --           $ 11,300                        --
Bruce G. Wiles...........................     $1.1 million           $551,000                        --

---------------

(1) The value of unvested restricted stock that will vest as a result of the merger is based on the closing price of $21.45 per share of MeriStar common stock on May 9, 2001.

(2) The value of unvested options that will vest as a result of the merger is based on the difference between the closing price of $21.45 per share of MeriStar common stock on May 9, 2001 and the exercise price per share, if positive.

(3) Because each common unit in FelCor Partnership is redeemable for a share of FelCor common stock, the value of each unvested profits-only partnership unit that will vest as a result of the merger is based on 0.784 times the closing price of $22.10 per share of FelCor common stock on May 9, 2001, plus $4.60.

     Approximately 40 other employees of MeriStar will be eligible for severance payments upon the closing of the merger if they perform their duties in good faith through the closing date and are not employed by us or MeriStar Hotels & Resorts with substantially similar duties and compensation. The aggregate amount of the severance payments to these employees is limited to $2.05 million. We will not be required to make tax reimbursement payments to these employees.

     In addition, under the terms of MeriStar's incentive plan and non-employee directors' incentive plan, the merger will cause all of the options and restricted stock issued under those plans to vest. All options will be assumed by FelCor and continue as options to purchase FelCor common stock. The number of shares of FelCor common stock for which each option may be exercised will equal the number of MeriStar common shares purchasable under the option before the merger multiplied by 0.784. The exercise price per share of each option will be reduced to an amount equal to the exercise price prior to the merger less $4.60, divided by 0.784. Any MeriStar employee who is employed by us after the closing of the merger will be required to waive change-of-control vesting of his or her options.

     Indemnification. FelCor has agreed, from and after the effective time of the merger, to indemnify the present and former directors and officers of MeriStar for actions on or prior to the effective time of the merger and has agreed to maintain directors' and officers' liability insurance for these individuals in place for six years following completion of the merger. For further details regarding these arrangements, see "The Merger
Agreement -- Indemnification and Insurance."

REGULATORY APPROVALS

     No material federal or state regulatory requirements must be complied with or approvals must be obtained by FelCor, us, MeriStar or MeriStar Partnership in connection with either the merger or the partnership merger.

ACCOUNTING TREATMENT

     We will treat the partnership merger as a purchase of MeriStar Partnership for financial accounting purposes. This means that MeriStar Partnership will be consolidated with us, and we will record the assets acquired and the liabilities assumed at their estimated fair values at the time the merger is completed.

RESTRICTIONS ON RESALES BY AFFILIATES

     Our common units to be issued to MeriStar Partnership unitholders in the partnership merger will be freely transferable under the Securities Act, subject to the restrictions on transfers contained in our partnership agreement, except for units issued to any person who may be deemed to be an "affiliate" of MeriStar Partnership within the meaning of Rule 145 under the Securities Act or who will become an "affiliate" of us within the meaning of Rule 144 under the Securities Act after the partnership merger. Our common units received by persons who are deemed to be MeriStar Partnership affiliates or who become our affiliates may be resold by these persons only in transactions permitted by the limited resale provisions of Rule 145 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of MeriStar partnership generally include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with MeriStar Partnership and may include officers, directors and principal stockholders of MeriStar. All persons who may be deemed to be affiliates of MeriStar Partnership will be so advised before the completion of the partnership merger.

     MeriStar will use its best efforts to obtain an affiliate agreement from each affiliate of MeriStar Partnership before the completion of the partnership merger by which each MeriStar Partnership affiliate will agree not to sell, transfer, pledge or otherwise dispose of our common units received in the partnership merger in violation of the Securities Act or the rules and regulations promulgated under the Securities Act. Generally, this will require that all sales be made as provided by Rule 145 under the Securities Act, which in turn requires that, for specified periods, sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act.

     Under the affiliate agreements, we will have the right to place legends on the certificates evidencing our common units issued to MeriStar affiliates in the partnership merger summarizing the foregoing restrictions until a sale, transfer, pledge or other disposition of our common units represented by these certificates has been registered under the Securities Act or is made in compliance with Rule 145 under the Securities Act.

     Persons who are not affiliates of MeriStar Partnership generally may sell their common units without securities law restrictions. However, any sales would be subject to the other restrictions on transfer contained in our partnership agreement.

NO APPRAISAL RIGHTS

     Under Delaware law, neither our limited partners nor the limited partners of MeriStar Partnership have any dissenters' rights or rights to an appraisal.

                              THE MERGER AGREEMENT

     The following is a summary of the material provisions of the Agreement and Plan of Merger among FelCor, us, MeriStar and MeriStar Partnership, dated May 9, 2001, as amended. A copy of the merger agreement is attached as Appendix A and is incorporated into this prospectus by reference. You should read the merger agreement carefully and in its entirety for a more complete understanding of its terms.

GENERAL

     The merger agreement provides that one of our wholly-owned subsidiaries will be merged with and into MeriStar Partnership, which will survive as one of our subsidiaries. After the partnership merger, we will own all of the interests in MeriStar Partnership, directly or through intervening subsidiaries. MeriStar Partnership will continue to be organized under the laws of the State of Delaware and will do business under the name "FelCor Hospitality Operating Partnership, L.P."

     The merger agreement also provides that MeriStar will merge with and into FelCor, with FelCor being the surviving corporation. The merger between FelCor and MeriStar is subject to the receipt of the requisite approvals of the FelCor stockholders and the MeriStar stockholders and the satisfaction or waiver of the other conditions to the merger. The surviving corporation will continue to be organized under the laws of the State of Maryland and will continue to do business under the name "FelCor Lodging Trust Incorporated." FelCor's charter and bylaws as currently in effect will be those of the surviving corporation.

     The partnership merger is conditioned upon the effectiveness of the merger between FelCor and MeriStar and will be effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware promptly following the effectiveness of the merger of MeriStar into FelCor. The merger between FelCor and MeriStar will be effective at 9:00 a.m., Eastern time, on the business day immediately after the closing, or the time the State Department of Assessments and Taxation of Maryland accepts the articles of merger for record.

     No vote or consent of the limited partners of MeriStar Partnership or us is required or being sought. FelCor, as our general partner, and MeriStar, as the general partner of MeriStar Partnership, have taken all necessary actions under their respective partnership agreements to approve the partnership merger. Unless agreed otherwise, the closing of the FelCor/MeriStar merger will occur at 10:00 a.m., Central time, on the third business day after the date on which the conditions set forth in the merger agreement are satisfied or waived.

TREATMENT OF MERISTAR PARTNERSHIP UNITS IN THE PARTNERSHIP MERGER

     In the partnership merger, holders of MeriStar Partnership common units, other than FelCor and its subsidiaries, will receive for each MeriStar Partnership unit issued and outstanding immediately before the partnership merger, $4.60 in cash and 0.784 of our common units. The MeriStar Partnership preferred units and profits-only units of limited partnership interest will be exchanged as follows:

     - each Class C preferred unit in MeriStar Partnership will be exchanged for $4.60 in cash and 0.784 of our Series C preferred units;

     - each Class D preferred unit in MeriStar Partnership will be exchanged for one of our Series D preferred units; and

     - each profits-only partnership unit in MeriStar Partnership, other than unvested units, will be exchanged for $4.60 in cash and 0.784 of our common units, and any unvested profits-only partnership units will be canceled.

     Cash will be paid instead of issuing fractional units.

     After the completion of the partnership merger, the former MeriStar Partnership unitholders will have the right to redeem our units issued to them in the partnership merger in accordance with the terms and limitations of our partnership agreement. Upon redemption of these units, other than the Series D preferred units, unitholders would receive FelCor common stock on a one-for-one basis or their cash equivalent, at the election of FelCor.

TREATMENT OF MERISTAR COMMON STOCK AND FELCOR STOCK IN THE MERGER

     At the effective time of the merger, for each share of MeriStar common stock, MeriStar stockholders will receive 0.784 of a share of FelCor common stock and $4.60 in cash. No fractional shares will be issued. FelCor will make cash payments instead of issuing fractional shares.

     Each share of FelCor common stock, Series A Preferred Stock and Series B Preferred Stock that was issued and outstanding prior to the merger will continue to represent the same number of shares of FelCor stock after the effective time of the merger.

CONTRIBUTIONS BY FELCOR

     In connection with the partnership merger, FelCor will make various contributions of the MeriStar Partnership units received by it in the FelCor/MeriStar merger, as follows:

     - immediately following the merger, and prior to the partnership merger, FelCor will contribute to us each of its MeriStar Partnership common units, exclusive of general partner units, received by it in the merger, in exchange for 0.784 of one of our common units and the right to receive from us $4.60 in cash;

     - immediately following the partnership merger, FelCor will contribute each of the MeriStar Partnership general partner units received by it from MeriStar in the merger to a taxable REIT subsidiary wholly-owned by FelCor and then contribute all of the equity interests in that taxable REIT subsidiary to us, in exchange for 0.784 of one of our common units and the right to receive from us $4.60 in cash, for each MeriStar Partnership general partner unit held by the taxable REIT subsidiary; and

     - promptly following the partnership merger, we will pay to FelCor the cash consideration due it in connection with the above contributions.

INDEBTEDNESS TO FUND CASH CONSIDERATION AND BOTTOM GUARANTEES

     In connection with the partnership merger, we will incur or increase a debt that is a recourse liability for federal income tax purposes and use the proceeds of that debt to pay the cash consideration due to MeriStar Partnership unitholders. We will provide to each MeriStar Partnership unitholder who is entitled to receive cash consideration in the partnership merger the opportunity, prior to the closing of the partnership merger, to agree to reimburse FelCor with respect to a portion of our debt incurred to fund the cash consideration payable to MeriStar Partnership unitholders up to the amount of cash to which the MeriStar Partnership unitholder is entitled. If a MeriStar Partnership unitholder elects to agree to reimburse FelCor with respect to a portion of the debt by executing and returning to us the form of reimbursement agreement that we will provide to the unitholder prior to the partnership merger closing, we will agree to maintain the portion of the debt agreed to be reimbursed until the earlier of five years following the closing of the partnership merger or the date on which the unitholder has redeemed or otherwise disposed of all of our units received by the unitholder in the partnership merger. We also will agree not to assign, distribute or otherwise dispose of the former MeriStar Partnership unitholder's MeriStar Partnership units in a taxable transaction, which will not include any transaction involving a non-taxable merger, consolidation or other reorganization of MeriStar Partnership or us or a liquidation of MeriStar Partnership, until the earlier of five years after the closing of the partnership merger and the date on which the MeriStar Partnership unitholder no longer owns at least 50% of our units issued to him in the partnership merger.

     You should consult your tax advisor for a full understanding of the consequences to you of electing, or failing to elect, to agree to reimburse FelCor and us with respect to a portion of our debt. See "United

States Federal Income Tax Considerations -- Tax Consequences of the Partnership Merger to MeriStar Partnership Unitholders -- Disguised Sale Upon Receipt of Cash".

ISSUANCE OF OUR UNITS AND PAYMENT OF CASH CONSIDERATION

     Under the merger agreement, MeriStar Partnership unitholders must sign ratification and joinder agreements as a condition to receiving the unit certificates and cash consideration to be paid or issued by us to them in the partnership merger. We will mail these agreements to record holders of MeriStar Partnership units promptly after the effectiveness of the partnership merger. In these agreements, the MeriStar Partnership unitholders:

     - ratify and agree to be bound by our amended and restated partnership agreement, which becomes effective upon completion of the partnership merger;

     - are admitted as our limited partners with respect to the units which they are entitled to receive because of the partnership merger; and

     - waive any rights they have under their exchange rights agreements with MeriStar and MeriStar Partnership.

Upon our receipt of a properly signed ratification and joinder agreement, together with other customary documents as we may require, from a MeriStar unitholder, we will send to the unitholder a certificate representing the whole number of units and any cash payments which the unitholder is entitled to receive as a result of the partnership merger.

     Instead of issuing fractional units, we will mail each MeriStar unitholder, after the preceding conditions are satisfied, a check in the amount of the cash payable by us for any fractional unit. The amount of the cash payable will equal the product of the fraction of a unit times the average closing price of FelCor common stock on the NYSE for the ten consecutive trading days ending two trading days prior to the closing date of the partnership merger.

DISTRIBUTIONS PRIOR TO CLOSING

     The merger agreement permits each of MeriStar Partnership and us to pay distributions in the ordinary and normal course of business, including with respect to the MeriStar Partnership Class C and Class D preferred units, with record and payment dates that are consistent with its past practice, not to exceed the last distribution paid by it.

     In addition, each of MeriStar Partnership and us will authorize a partial quarterly distribution, with the record date being the closing date of the mergers, covering the period between the last regular quarterly distribution until the closing date. The partial distribution may not be paid without FelCor's consent if the closing date of the merger occurs within 15 days after the record date for a regularly-scheduled dividend by FelCor. The amount of the partial distribution will be based on a proportionate fraction of the last quarterly distribution of the party making the partial distribution. The partial distribution is payable within 30 days after the closing of the mergers.

     MeriStar Partnership must also declare a final distribution to the extent necessary for MeriStar to comply with the distribution requirement in Section 857(a)(1) of the Internal Revenue Code. This distribution would have the same record and payment dates as any partial quarterly distributions paid by MeriStar Partnership. The record and payment dates for any partial quarterly distribution or additional distribution paid by MeriStar Partnership may be accelerated, by the mutual agreement of MeriStar Partnership, FelCor, MeriStar and us, to avoid the imposition of federal excise tax on MeriStar.

     All other distribution payments by MeriStar Partnership or us are prohibited by the merger agreement.

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REPRESENTATIONS AND WARRANTIES

     FelCor, together with us, and MeriStar, together with MeriStar Partnership, have made customary representations and warranties to each other in the merger agreement, relating, among other things, to:

     - their organization, the organization of their subsidiaries, their charter documents, their good standing and similar corporate matters;

     - their capital structure;

     - their authority to deliver and execute the merger agreement, its legal force and effect and the absence of conflicts between the agreement and their charter documents, the material contracts they entered into, and the laws applicable to them;

     - governmental filings and consents in relation to the merger agreement;

     - the absence of changes or events that have had material adverse effects, including the unavailability to FelCor of senior unsecured note financing for the mergers that is deemed to be economically prudent;

     - the disclosure of changes or events that have had material adverse effects in SEC filings and schedules to the merger agreement;

     - litigation issues;

     - real estate, property, insurance, franchise and property management issues;

     - expected capital budgets;

     - employee benefit plans and labor matters;

     - tax matters, including qualification as a REIT, "golden parachute" payments and qualification of the merger as a reorganization under the Internal Revenue Code;

     - payments to employees, officers and directors;

     - brokers' fees and expenses;

     - material contracts and debt instruments;

     - environmental matters;

     - compliance with laws;

     - opinions of financial advisors;

     - inapplicability of the Maryland Business Combination Act and the Maryland Control Share Acquisition Act;

     - information supplied for inclusion in the merger proxy statement and registration statement;

     - the absence of any requirement to be registered under the Investment Company Act of 1940; and

     - votes required to approve the mergers.

     MeriStar and MeriStar Partnership have made additional representations and warranties to FelCor and us relating to:

     - registration rights relating to MeriStar securities; and

     - related-party agreements.

     None of the representations and warranties made in the merger agreement will survive the closing of the mergers.

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TREATMENT OF MERISTAR EMPLOYEES, STOCK OPTIONS AND OTHER BENEFIT PLANS

     FelCor has agreed that, after the effective time of the merger, it will pay severance and bonuses to approximately 40 legal, clerical, administrative and accounting employees of MeriStar and MeriStar Partnership, subject to an aggregate limitation of $2.05 million for persons not entitled to severance payments under separate employment agreements, unless the employee does not continue in good faith to perform his or her duties through the closing date or is employed by FelCor or by MeriStar Hotels & Resorts with substantially the same compensation and duties as he or she had as of May 9, 2001. The severance payments to be paid to employees under their employment agreements are described above under "The Mergers -- Interests of Certain Persons in the Merger and Partnership Merger -- Interests of MeriStar's Directors and Officers."

     At the effective time of the merger, each option to purchase shares of MeriStar common stock will become an option to purchase FelCor common stock. The number of shares purchasable under the new FelCor stock option will be the number of shares purchasable under the MeriStar option times 0.784. The exercise price per share of the option will be the exercise price per share of MeriStar common stock under the MeriStar option minus $4.60, divided by 0.784. Generally, the completion of the merger will cause all unvested MeriStar stock options to vest and become exercisable. Employees retained by FelCor will be required to waive that vesting of their options. The options held by MeriStar employees who do not continue in the employ of the combined company generally will expire 90 days after the completion of the merger.

     Each employee of MeriStar that is retained by FelCor will be eligible to participate in each FelCor benefit plan that FelCor, in its sole discretion, determines to be similar to a plan of MeriStar in which the retained former MeriStar employee participated prior to the merger, and at the level of similarly situated employees of FelCor. FelCor may also determine that a retained former MeriStar employee should remain a participant in an existing MeriStar plan after the effective time of the merger. Generally, each retained former MeriStar employee will receive credit for his or her service with MeriStar for purposes of eligibility and vesting under FelCor plans in which they are designated as eligible to participate. FelCor may impose conditions that it, in its sole discretion, will reasonably determine are necessary or appropriate to insure a retained former MeriStar employee does not receive a duplication of benefits. FelCor has the right to direct MeriStar to terminate its employee stock purchase plan and any other benefit plans, effective as of the effective time of the merger.

CERTAIN COVENANTS

  Interim Operations

     Under the merger agreement, FelCor and MeriStar have formed an interim transactions committee composed of one representative of FelCor and one representative of MeriStar. The parties have agreed that between the time the merger agreement was executed until the effective time of the merger, except for:

     - transactions provided in the merger agreement or a disclosure schedule to the merger agreement;

     - transactions that are consented to by the other party; or

     - transactions approved by the interim transactions committee,

each party and its subsidiaries will:

     - conduct its business in the ordinary course and in the same manner as past practice;

     - preserve its business organization and goodwill intact and use its reasonable efforts to keep its employees;

     - not acquire or construct any additional real property;

     - not encumber assets or incur indebtedness, except under its revolving credit facility as in effect on the date the merger agreement was executed;

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

     - not amend its charter or bylaws, the partnership agreement or the organizational documents of any subsidiary;

     - make no change in the equity interests of itself or its subsidiaries, other than

      - the exercise of options set forth in a schedule to the merger agreement,

      - the exchange or redemption of outstanding units of its operating partnership under existing agreements governing those exchanges and redemptions, or

      - the conversion of outstanding convertible notes, if any;

     - not grant rights, options or warrants to acquire equity interests in itself or its subsidiaries;

     - not authorize or pay a dividend or other payments related to common stock or partnership units except for the dividends described above under the caption "Distributions Prior to Closing";

     - not sell, lease, subject to liens or transfer any material properties except for leases of rental units and other properties entered into in the ordinary course of business;

     - not make or authorize any material expenditures, including capital expenditures, individually, in excess of $500,000, or in the aggregate, in excess of $1,000,000, except as disclosed in its current budget and schedule attached to the merger agreement;

     - not settle any stockholder derivative or class action suit in connection with the transactions contemplated by the merger agreement;

     - not enter into or amend any capital expenditures or employment, compensation or severance agreements with any director, officer, employee or affiliate;

     - confer with the other party regularly on any material transactions or material operational matters;

     - promptly notify the other party of any material change in its business, results of operations, financial condition or prospects;

     - continue to maintain its accounting records in accordance with GAAP and not change in any material manner, any methods of accounting, other than actions in the ordinary course of business and consistent with past practice or as required under applicable law or GAAP;

     - not make or rescind any material tax election that would have a material adverse effect on it, unless otherwise required by law or necessary to maintain status as a REIT or partnership;

     - not change the ownership of any subsidiary; and

     - promptly notify the other party of any suit or similar action against it or one of its subsidiaries, where there is a reasonable possibility of a material adverse effect.

MeriStar and its subsidiaries have also agreed to:

     - not adopt any new employee benefit plan or amend any existing plans, except as required by law or as would not be more favorable to participants;

     - continue to maintain all material properties in a manner consistent with past practices;

     - maintain all licenses and permits material to the business of any MeriStar property or as required by any governmental entity administering relevant laws;

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

     - not make any loans, advances, capital contributions or other investments in any other entity except for investments in wholly-owned subsidiaries which currently exist or expense advances to employees in the ordinary course of business in accordance with past practice or as otherwise permitted by the merger agreement; and

     - not permit any change to any existing material contract in a manner adverse to FelCor without the approval of FelCor or the interim transactions committee.

  Non-Solicitation of Specified Acquisition Proposals

     Each of FelCor and MeriStar is subject to substantially identical non-solicitation provisions in the merger agreement.

     Each party and its subsidiaries and their respective directors, officers and other representatives may not solicit, enter into, or participate in any negotiations with or provide any nonpublic information to a third party related to, any specified acquisition proposal, which is:

     - a merger, consolidation, share exchange, business combination or other similar transaction involving it or its subsidiaries; or

     - a direct or indirect acquisition of more than a 10% equity interest in any voting securities of the party or more than 10% of the consolidated assets of the party.

     Each party may furnish information to, and engage in discussions with, any third party who delivers an unsolicited specified acquisition proposal if a disinterested majority of its board of directors determines in good faith after receipt of advice from outside counsel:

     - that furnishing the information and engaging in the discussions is required by the duties of the board of directors under Maryland law; and

     - that the third party making the specified acquisition proposal has the ability to complete a superior proposal.

The board of directors of each party may not withdraw or modify its recommendation of the merger to the stockholders unless that party receives a superior proposal. In order for a specified acquisition proposal to be a superior proposal for purposes of the merger agreement:

     - a majority of the party's disinterested directors must determine in good faith, after consultation with an independent financial advisor, and taking into account all relevant factors, that the proposal is more favorable to that party and its stockholders; and

     - financing for the proposal, to the extent required, is already fully committed, or a majority of the party's disinterested directors determines in good faith, after consultation with an independent financial advisor, that the proposal is reasonably capable of being financed.

Each party must advise the other orally and in writing of any specified acquisition proposal or any inquiry that could reasonably be expected to lead to a specified acquisition proposal. Each party must give the other one day's advance notice of any information provided to the third party making the proposal, and at least three days' advance notice of any agreement to be entered into with any third party making the proposal.

  Other Covenants

     Each of FelCor and MeriStar has agreed, among other things, to:

     - afford the other party and its representatives access to its properties, books and records;

     - furnish copies of public filings to the other party;

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

     - file all necessary documentation with governmental authorities and self-regulatory organizations that may be necessary or appropriate to complete the transactions contemplated by the merger agreement;

     - cooperate with the other party with respect to public disclosures and news releases with respect to the merger agreement and the transactions contemplated by the merger agreement;

     - not take any actions that would or are reasonably likely to adversely affect the qualification of the merger as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code and use all reasonable efforts to achieve that qualification;

     - file, as soon as is practicable, an exchange offer registration statement with respect to its outstanding debt securities issued in early 2001, to use commercially reasonable efforts to have the registration statements declared effective and to use commercially reasonable efforts to complete the related exchange offer;

     - cooperate in the preparation of documents relating to transfer taxes;

     - continue to comply with the terms of the existing confidentiality agreement, dated March 7, 2001;

     - continue in the ordinary and normal course of business to pursue the completion of existing capital expenditure projects in accordance with budgets provided to the other party; and

     - not take, and use commercially reasonable efforts to cause its subsidiaries not to take, actions that would cause any of its representations and warranties to be untrue in any material respect or to cause any of the conditions to the merger not to be satisfied, except as described above under the caption "Non-Solicitation of Competing Transactions."

     FelCor has agreed to:

     - file all reports required to be filed by it under the Exchange Act to permit sales under Rule 145(d)(1) under the Securities Act of stock received by MeriStar affiliates in the merger;

     - deliver to MeriStar, prior to July 12, 2001,

      - a commitment for financing of at least $500 million for a term not less than seven years and on other terms reasonably acceptable to FelCor and MeriStar, or

      - evidence that holders of a majority in aggregate outstanding principal amount of the holders of MeriStar's 9% senior notes due 2008 and 9 1/8% senior notes due 2011 have waived their right to tender their notes as a result of the completion of the merger;

     - file, as soon as practicable after the date of the merger agreement, a shelf registration statement on Form S-3 covering resales of its common stock that may be issued to former holders of MeriStar Partnership units upon redemption of their units in us and to use its reasonable best efforts to have the registration statement declared effective and remain effective until all of that common stock is eligible to be sold under Rule 144(k) under the Securities Act or has been otherwise sold;

     - pay, prior to or at the effective time of the merger, the applicable MeriStar lenders the amount necessary to discharge and terminate the MeriStar senior secured credit facility, which as of June 30, 2001, was $422.0 million in unpaid principal amount, plus accrued interest;

     - use commercially reasonable efforts to cause the shares of common stock to be issued in the merger to be listed, prior to the effective time of the merger, on the NYSE, subject to official notice of issuance; and

     - assume all outstanding debt that MeriStar has issued under indentures qualified under the Trust Indenture Act of 1939, which, if none of this debt is tendered in the repurchase offer that we will make after completion of the mergers, would include $154.3 million in principal amount of convertible subordinated notes and $202.6 million in principal amount of subordinated notes.

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

     In addition, we have also agreed to:

     - assume all outstanding debt that MeriStar Partnership has issued under indentures qualified under the Trust Indenture Act, which, if none of this debt is tendered in the repurchase offer that FelCor or we will make after completion of the mergers, would include $500 million in principal amount of MeriStar Partnership's senior notes;

     - use the traditional method contained in the Treasury Regulations under
       Section 704(c) of the Internal Revenue Code with respect to all properties contributed to us by MeriStar Partnership in the partnership merger; and

     - provide to each MeriStar Partnership unitholder who is entitled to receive cash consideration in the partnership merger the opportunity to agree to reimburse FelCor with respect to a portion of the debt incurred to fund the cash consideration payable to MeriStar Partnership unitholders up to the amount of cash to which the MeriStar Partnership unitholder is entitled and, if a MeriStar Partnership unitholder so elects to agree to reimburse FelCor with respect to a portion of the debt:

      - to maintain outstanding at least the portion of the debt agreed to be reimbursed until the earlier of three years following the closing of the partnership merger or the date on which the unitholder has redeemed or otherwise disposed of all of his units in us received in the partnership merger; and

      - not to assign, distribute, or otherwise dispose of the former MeriStar Partnership unitholder's MeriStar Partnership units in a taxable transaction, which will not include any transaction involving a non-taxable merger, consolidation or other reorganization of MeriStar Partnership or us or a liquidation of MeriStar Partnership, until the earlier of three years after the closing of the partnership merger and the date on which the MeriStar Partnership unitholder no longer owns at least 50% of the units in us issued to him in the partnership merger.

     MeriStar has agreed to:

     - provide to FelCor, prior to the effective time of the merger, a list of all of its "affiliates," as used in Rule 145(c) and (d) under the Securities Act, and to use its best efforts to cause those persons to deliver to FelCor, prior to the effective time of the merger, an agreement restricting the transfer of the shares of FelCor common stock that person receives in the merger;

     - cause the directors, managers and officers of each of its subsidiaries to resign from their positions as of the effective time of the merger;

     - use reasonable commercial efforts to provide information to potential sources of financing to FelCor and to cooperate with FelCor in obtaining that financing;

     - deliver to FelCor, on or before the date the merger is scheduled to close, a fully executed agreement with MeriStar Hotels & Resorts, in form reasonably satisfactory to FelCor, amending the revolving credit agreement between MeriStar Partnership and MeriStar Hotels & Resorts as specified in a schedule to the merger agreement and use its best efforts to obtain consent to the amendment; and

     - request and obtain an estoppel certificate regarding the status of the management agreements between MeriStar and MeriStar Hotels & Resorts.

     In addition, MeriStar Partnership has agreed to complete promptly the audit of its financial statements for the 1998, 1999 and 2000 fiscal years.

  Indemnification and Insurance

     After the merger is completed, FelCor has agreed to preserve all rights to indemnification existing as of the date of the merger agreement in favor of any directors or officers of MeriStar or its subsidiaries.

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

     Additionally, FelCor has agreed to extend for six years after the closing of the merger the liability insurance maintained by MeriStar for its directors and officers. FelCor will also continue in effect any indemnification agreements between MeriStar or its subsidiaries and any party, which were existing as of the date of the merger agreement.

CONDITIONS TO THE MERGERS

  Conditions to Obligations of All Parties to Complete the Mergers

     The respective obligations of each of the parties to complete the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions prior to the effective time of the mergers:

     - the merger agreement and the merger shall have been approved by the required stockholder votes of both FelCor and MeriStar;

     - the shares of FelCor common stock to be issued in the merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

     - FelCor and MeriStar shall have received an opinion from Hunton & Williams and Paul, Weiss, Rifkind, Wharton & Garrison as to the REIT status of FelCor and MeriStar, respectively, and the partnership status of us and MeriStar Partnership, respectively;

     - FelCor and MeriStar, respectively, shall have received an opinion from Jenkens & Gilchrist, a Professional Corporation, and Paul, Weiss, Rifkind, Wharton & Garrison, respectively, as to the qualification of the merger as a reorganization under the Internal Revenue Code;

     - no federal legislative or regulatory change shall have been enacted that would cause FelCor or MeriStar to cease to qualify as a REIT for federal income tax purposes;

     - the registration statement of which this prospectus is a part shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC; and

     - FelCor shall have received all necessary "blue sky" authorizations for the issuance of the FelCor common stock in the merger.

  Additional Conditions to FelCor's and Our Obligations to Complete the Mergers

     The obligations of FelCor and us to effect the mergers and complete the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver by FelCor and us of the following conditions at or prior to the effective time of the merger:

     - all of MeriStar's and MeriStar Partnership's representations and warranties shall be true and correct in all material respects;

     - MeriStar and MeriStar Partnership shall have complied in all material respects with its obligations under the merger agreement;

     - MeriStar and MeriStar Partnership shall not have experienced a material adverse change;

     - all non-governmental consents and waivers under MeriStar's and MeriStar Partnership's material agreements that are required to complete the mergers shall have been obtained, except as would not have a material adverse effect on FelCor or MeriStar;

     - all consents and waivers from franchisors of MeriStar's hotels shall have been obtained;

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

     - FelCor shall have received an executed copy of an affiliate agreement from each person deemed to be an "affiliate" of MeriStar under Rule 145 of the Securities Act; and

     - MeriStar shall have fully performed all its obligations under the merger agreement relating to its agreement to amend its revolving credit agreement with MeriStar Hotels & Resorts.

  Additional Conditions to MeriStar's and MeriStar Partnership's Obligations to Complete the Mergers

     The obligations of MeriStar and MeriStar Partnership to effect the mergers and complete the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver by MeriStar and MeriStar Partnership of the following conditions at or prior to the effective time of the merger:

     - all of FelCor's and our representations and warranties shall be true and correct in all material respects;

     - FelCor and we shall have complied in all material respects with its obligations under the merger agreement;

     - all consents and waivers from franchisors of MeriStar's hotels shall have been obtained;

     - FelCor and we shall not have experienced a material adverse change; and

     - all non-governmental consents and waivers under FelCor's and our material agreements that are required to complete the mergers shall have been obtained, except as would not have a material adverse effect on MeriStar or FelCor.

  Waiver of Conditions

     The parties could decide to complete the mergers even though one or more conditions were not satisfied. All of the conditions of the mergers can be waived except for the following conditions:

     - the requirements that FelCor and MeriStar common stockholders approve the merger;

     - the requirement that there be no court order or law preventing the closing of the merger or the partnership merger; and

     - the requirements for receipt of tax opinions regarding the REIT status of MeriStar and FelCor and the qualification of the merger as a reorganization under the Internal Revenue Code.

The first two conditions above may not be waived under applicable law. The parties have agreed not to waive the receipt of the required tax opinions.

     Whether any of the other conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of the board of directors of FelCor or MeriStar. If FelCor or MeriStar waived compliance with one or more of the other conditions and the condition was deemed material to a vote of FelCor and/or MeriStar common stockholders, FelCor and/or MeriStar would have to resolicit stockholder approval, as applicable, before closing the merger and partnership merger.

     If, prior to the special meetings, either FelCor or MeriStar waives compliance with any of the material conditions set forth in the merger agreement or if the parties elect to amend the merger agreement in any material fashion, each party will promptly file with the SEC a current report on Form 8-K describing the nature of the waiver or the amendment and issue a press release doing the same.

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TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated by mutual written consent of FelCor and MeriStar.

     In addition, either FelCor or MeriStar may terminate the merger agreement if:

     - the required vote of stockholders of MeriStar or the required vote of stockholders of FelCor is not obtained;

     - the merger has not occurred on or before October 31, 2001, except that the right to terminate the merger agreement will not be available to the party whose failure to fulfill any obligation under the merger agreement is the cause of the delay;

     - any order, injunction or decree preventing the merger has been entered by any court or governmental entity and is final and nonappealable; or

     - the average closing price of FelCor common stock on the NYSE for any ten consecutive trading days is less than $18.40 per share.

     FelCor may terminate the merger agreement if:

     - MeriStar's board of directors:

      - withdraws or modifies its approval or recommendation of the merger or the merger agreement to its stockholders in a manner adverse to FelCor in connection with a specified acquisition proposal,

      - approves or recommends a specified acquisition proposal, or

      - resolves to do any of the above;

     - prior to MeriStar's stockholders meeting, MeriStar enters into an agreement, other than a confidentiality agreement, with respect to a specified acquisition proposal;

     - prior to MeriStar's stockholders meeting, FelCor's board of directors withdraws or modifies its approval or recommendation of the merger or the merger agreement in connection with, or approves or recommends, a superior acquisition proposal and pays the required termination fee; or

     - MeriStar breaches any representation, warranty, covenant, obligation or agreement in the merger agreement, so that the related condition to closing could not be satisfied by October 31, 2001.

     MeriStar may terminate the merger agreement if:

     - FelCor's board of directors:

      - withdraws or modifies its approval or recommendation of the merger or the merger agreement to its stockholders in a manner adverse to MeriStar in connection with a specified acquisition proposal,

      - approves or recommends a specified acquisition proposal, or

      - resolves to do any of the above;

     - prior to FelCor's stockholders meeting, FelCor enters into an agreement, other than a confidentiality agreement, with respect to a specified acquisition proposal;

     - prior to FelCor's stockholders meeting, MeriStar's board of directors withdraws or modifies its approval or recommendation of the merger or the merger agreement in connection with, or approves or recommends, a superior acquisition proposal and pays the required termination fee; or

     - FelCor breaches any representation, warranty, covenant, obligation or agreement in the merger agreement, so that the related condition to closing could not be satisfied by October 31, 2001.

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EXPENSES AND TERMINATION FEES

  Payment of Expenses of the Mergers Generally

     Except as otherwise stated in the merger agreement, all expenses incurred in the merger and partnership merger will be paid by the party incurring the expenses.

  Payments from MeriStar to FelCor upon Termination

     MeriStar will be required to pay FelCor a $35 million termination fee and up to $5 million in out-of-pocket expenses of FelCor if the merger agreement is terminated:

     - by FelCor because MeriStar's board of directors:

      - withdrew or modified its approval or recommendation of the merger or the merger agreement to its stockholders in a manner adverse to FelCor in connection with a specified acquisition proposal,

      - approved or recommended a specified acquisition proposal, or

      - resolved to do any of the above;

     - by FelCor because MeriStar entered into an agreement, other than a confidentiality agreement, with respect to a specified acquisition proposal;

     - by MeriStar because MeriStar's board of directors withdrew or modified its approval or recommendation of the merger or the merger agreement in connection with, or approved or recommended, a superior acquisition proposal; or

     - by FelCor because MeriStar breached any representation, warranty, covenant, obligation or agreement set forth in the merger agreement, so that the related condition to closing could not be satisfied by October 31, 2001.

     If the merger agreement is terminated because the stockholders of MeriStar fail to give all necessary approvals, MeriStar must pay FelCor up to $5 million of FelCor's out-of-pocket transaction expenses.

  Payments from FelCor to MeriStar Upon Termination

     FelCor will be required to pay MeriStar a $35 million termination fee and up to $5 million in out-of-pocket expenses of MeriStar if the merger agreement is terminated:

     - by MeriStar because FelCor's board of directors:

      - withdrew or modified its approval or recommendation of the merger or the merger agreement to its stockholders in a manner adverse to MeriStar in connection with a specified acquisition proposal,

      - approved or recommended a specified acquisition proposal, or

      - resolved to do any of the above;

     - by MeriStar because FelCor entered into an agreement, other than a confidentiality agreement, with respect to a specified acquisition proposal;

     - by FelCor because FelCor's board of directors withdrew or modified its approval or recommendation of the merger or the merger agreement in connection with, or approved or recommended, a superior acquisition proposal; or

     - by MeriStar because FelCor breached any representation, warranty, covenant, obligation or agreement set forth in the merger agreement, so that the related condition to closing could not be satisfied by October 31, 2001.

     If the merger agreement is terminated because the stockholders of FelCor fail to give all necessary approvals, FelCor must pay MeriStar up to $5 million of MeriStar's out-of-pocket transaction expenses.
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                      COMPARATIVE DISTRIBUTION INFORMATION

     The following table shows, for the periods indicated, the cash distributions per common unit of MeriStar Partnership and us.

                                    CASH DISTRIBUTIONS PER            CASH DISTRIBUTIONS PER
                                FELCOR PARTNERSHIP COMMON UNIT   MERISTAR PARTNERSHIP COMMON UNIT
                                ------------------------------   --------------------------------
1998
  First Quarter...............              $0.55
  Second Quarter..............               0.55
  Third Quarter...............               0.55
  Fourth Quarter..............               0.895(1)                         $0.318(2)
1999
  First Quarter...............              $0.55                             $0.505
  Second Quarter..............               0.55                              0.505
  Third Quarter...............               0.55                              0.505
  Fourth Quarter..............               0.55                              0.505
2000
  First Quarter...............              $0.55                             $0.505
  Second Quarter..............               0.55                              0.505
  Third Quarter...............               0.55                              0.505
  Fourth Quarter..............               0.55                              0.505
2001
  First Quarter...............              $0.55                             $0.505
  Second Quarter..............               0.55                              0.505
  Third Quarter...............               0.55                              0.505

---------------

(1) Includes a special one-time dividend of $0.345 per share, representing accumulated earnings and profits of Bristol Hotel Company prior to its merger with FelCor in July 1998.

(2) No dividends were declared prior to August 3, 1998, the date of the merger between CapStar Hotel Company and American General Hospitality Corporation, which created MeriStar.

     As described under "Comparative Per Share Market Prices and Dividend Information," FelCor and MeriStar are subject to REIT distribution requirements. FelCor, as our general partner, has the power to cause us to make sufficient distributions to it to enable it to comply with the REIT distribution requirement. MeriStar, as the general partner of MeriStar Partnership, has the same power. Under some circumstances, MeriStar Partnership or we may be required to make distributions in excess of cash available for distribution in order to meet these REIT distribution requirements. In that event, MeriStar Partnership or we presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the dividends required to retain MeriStar's or FelCor's qualification as a REIT for federal income tax purposes.

     Both MeriStar Partnership and we currently anticipate that each will maintain at least the current distribution rate for the immediate future, unless actual results of operations, economic conditions or other factors differ from our current expectations. Future distributions, if any, paid by either MeriStar Partnership or us will be at the discretion of the general partner and will depend on its actual cash flow, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and any other facts the general partner deems relevant.

     The merger agreement permits MeriStar Partnership and us to pay, prior to the closing of the partnership merger, regular quarterly cash distributions to their unitholders. The merger agreement requires both MeriStar Partnership and us to declare a partial quarterly distribution with a record date on the closing date of the partnership merger unless the partnership merger closes within 15 days after the record date for a regularly scheduled FelCor distribution. The respective distributions will be a fraction of each partnership's latest regular quarterly distributions based on the number of days since the last distribution record date. In addition, MeriStar Partnership is required to declare an additional special distribution, having the same record date, if necessary to satisfy the REIT tax requirements of MeriStar to distribute 90% of its taxable income for its shortened final tax year ending with the completion of the merger. The record and payment dates of any partial quarterly or additional distributions paid by MeriStar Partnership may be accelerated by the mutual agreement of FelCor and MeriStar.

          COMPARATIVE PER SHARE MARKET PRICES AND DIVIDEND INFORMATION

MARKET INFORMATION

     FelCor and MeriStar common stock are each listed on the New York Stock Exchange. FelCor's ticker symbol on that exchange is "FCH" and MeriStar's ticker symbol on that exchange is "MHX." The following table shows, for the periods indicated, the high and low sales prices per share of FelCor common stock and the high and low closing prices per share of MeriStar common stock as reported on the New York Stock Exchange composite tape, and the cash dividends paid per share.

                                         FELCOR COMMON STOCK                  MERISTAR COMMON STOCK
                                   --------------------------------      --------------------------------
                                                            CASH                                  CASH
                                   HIGH        LOW        DIVIDENDS      HIGH        LOW        DIVIDENDS
                                   ----        ---        ---------      ----        ---        ---------
1998
  First Quarter..................  $38 5/16    $34 15/16   $0.55
  Second Quarter.................   37 5/16     31 3/16     0.55
  Third Quarter..................   32 1/4      20          0.55         $21 3/8     $14 9/16
  Fourth Quarter.................   24 3/16     18 3/16     0.895(1)      20 1/4      12 15/16   $0.318(2)
1999
  First Quarter..................  $24 11/16   $21 5/8     $0.55         $19 3/8     $16 1/6     $0.505
  Second Quarter.................   26 1/8      20          0.55          24 1/16     18 7/16     0.505
  Third Quarter..................   21 5/8      16 11/16    0.55          22 5/16     15 1/4      0.505
  Fourth Quarter.................   18 3/8      16 1/4      0.55          16 3/4      14 3/4      0.505
2000
  First Quarter..................  $18 3/4     $16 1/2     $0.55         $17 7/16    $15 1/16    $0.505
  Second Quarter.................   22 1/16     17 11/16    0.55          21 1/64     17 5/8      0.505
  Third Quarter..................   23 3/4      19 11/16    0.55          22 13/16    20 1/4      0.505
  Fourth Quarter.................   24 1/2      21 1/2      0.55          20 5/8      18 3/8      0.505
2001
  First Quarter..................  $24.94      $22.14      $0.55         $22.00      $19.08      $0.505
  Second Quarter.................   24.75       20.90       0.55          23.75       18.50       0.505
  Third Quarter (through August
     30).........................   24.23       21.04       0.55          23.30       20.90       0.505

---------------

(1) Includes a special one-time dividend of $0.345 per share, representing accumulated earnings and profits of Bristol prior to its merger in July 1998 with FelCor.

(2) No dividends were declared prior to August 3, 1998, the date of the merger between CapStar Hotel Company and American General Hospitality Corporation, which created MeriStar.

     On May 9, 2001, the last full trading day prior to the public announcement of the proposed merger, the last reported closing price was $22.10 for FelCor common stock and $21.45 for MeriStar common stock. On August 30, 2001, the last reported closing price was $21.09 for FelCor common stock and $20.93 for MeriStar common stock.

     Following the merger, FelCor common stock will be traded on the New York Stock Exchange under the ticker symbol "FCH."

DIVIDEND INFORMATION

     The dividends described above represent approximately a 0% return of capital in 2000 for both FelCor and MeriStar and an approximate 7.2% return of capital for FelCor and a 0% return of capital for MeriStar in 1999. In order to maintain its qualification as a REIT, each year, each of FelCor and MeriStar must distribute dividends to its stockholders in an aggregate amount equal to at least 90%, or 95% prior to January 1, 2001, of its taxable income, which does not include net capital gains. For the years ended December 31, 2000 and December 31, 1999, FelCor had annual dividends totaling $2.20 per common share, of which only $2.09 and $1.84 per share, respectively, were required to satisfy the then applicable 95% REIT distribution test in the respective years. For the years ended December 31, 2000 and

December 31, 1999, MeriStar had annual dividends totaling $2.02 per common share, of which only $1.40 and $0.64 per share, respectively, were required to satisfy the then applicable 95% REIT distribution requirement in the respective years. Under some circumstances FelCor or MeriStar may be required to make distributions in excess of cash available for distribution in order to meet the REIT distribution requirements. In that event, FelCor or MeriStar presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the dividends required to retain its qualification as a REIT for federal income tax purposes.

     Each of MeriStar and FelCor currently anticipates that it will maintain at least the current dividend rate for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations. Future dividends, if any, paid by either company will be at the discretion of its board of directors and will depend on its actual cash flow, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and any other facts as its board of directors deems relevant.

     The merger agreement permits FelCor and MeriStar to pay, prior to the closing of the merger, regular quarterly cash dividends to their stockholders. The merger agreement requires both FelCor and MeriStar to declare a partial quarterly dividend with a record date on the closing date of the merger unless the merger closes within 15 days after the record date for a regularly scheduled FelCor dividend. The respective dividends will be a fraction of each company's latest regular quarterly dividends based on the number of days since the last dividend record date. In addition, MeriStar is required to declare an additional special dividend, having the same record date, if necessary to satisfy the REIT tax requirements to distribute 90% of its taxable income for its shortened final tax year ending with the completion of the merger. The record and payment dates of any partial quarterly or additional dividends paid by MeriStar may be accelerated by the mutual agreement of FelCor and MeriStar.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     The following unaudited Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and the year ended December 31, 2000 are based in part upon the Consolidated Statements of Operations of FelCor Partnership, DJONT Operations, L.L.C., or DJONT, Bristol Hotels & Resorts Tenant Companies, or Bristol Tenant, and MeriStar Partnership for the six months ended June 30, 2001 and the year ended December 31, 2000 included herein, except for the consolidated statement of operations of Bristol Tenant for the six months ended June 30, 2001 which was provided by Bristol Tenant.

     The Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and the year ended December 31, 2000 assumes that all the following occurred on January 1, 2000:

     - our acquisition of DJONT, effective January 1, 2001, for 416,667 units of limited partnership interest in us valued at approximately $10 million;

     - our acquisition of 12 leases held by Six Continents Hotels, formerly Bass Hotels & Resorts, effective January 1, 2001, for 413,585 of our units of limited partnership interest valued at approximately $10 million;

     - our acquisition of the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001;

     - the assignment of the leases from MeriStar Hotels & Resorts, Inc. to MeriStar's TRSs; and

     - the completion of the merger, the partnership merger and the related financings and application of the net proceeds.

     In the opinion of our management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Combined Statements of Operations are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on the indicated dates, nor do they purport to represent our results of operations for future periods.

                       FELCOR LODGING LIMITED PARTNERSHIP

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)

                                                            FELCOR       MERISTAR
                                                          PARTNERSHIP   PARTNERSHIP     MERGER
                                                           POST RMA     HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                              (a)           (b)           (c)          TOTAL
                                                          -----------   -----------   -----------    ----------
Revenues:
  Room and suite revenue................................   $635,857      $402,760                    $1,038,617
  Food and beverage revenue.............................    123,930       145,383                       269,313
  Other operating departments...........................     40,635        46,005                        86,640
  Percentage lease revenue..............................                   10,736                        10,736
  Retail space rental and other revenue.................      1,882         4,967                         6,849
                                                           --------      --------                    ----------
Total revenues..........................................    802,304       609,851                     1,412,155
                                                           --------      --------                    ----------
Expenses:
  Hotel operating expenses:
    Room................................................    147,215        92,287                       239,502
    Food and beverage expenses..........................     95,409       103,890                       199,299
    Other operating departments.........................     17,428        25,241                        42,669
  Management and incentive fees.........................     35,697        14,779                        50,476
  Other property operating costs........................    220,601       153,718                       374,319
  Property taxes, insurance, and other..................     77,417        36,902      $    139(F)      114,458
  Corporate expenses....................................      6,372         4,535                        10,907
  Depreciation..........................................     79,513        57,787       (13,950)(D)     123,350
  Other merger and lease termination costs..............                    5,104                         5,104
                                                           --------      --------      --------      ----------
Total operating expenses................................    679,652       494,243       (13,811)      1,160,084
                                                           --------      --------      --------      ----------
Operating income........................................    122,652       115,608        13,811         252,071
                                                           --------      --------      --------      ----------
Interest expense, net...................................     79,977        60,261         8,531(E)      148,769
Swap termination costs..................................      4,824         9,297                        14,121
Writedown of investments................................                    2,112                         2,112
Other...................................................                    1,242           160(F)        1,402
                                                           --------      --------      --------      ----------
Income before equity in income from unconsolidated
  entities, minority interests, and gain (loss) on sale
  of assets.............................................     37,851        42,696         5,120          85,667
Equity in income from unconsolidated entities...........      6,328                                       6,328
Minority interests in other partnerships................     (2,282)           (6)                       (2,288)
Gain (loss) on sale of assets, net......................      2,955        (1,062)            3(F)        1,896
                                                           --------      --------      --------      ----------
Net income before extraordinary items...................     44,852        41,628         5,123          91,603
Preferred distributions.................................    (12,300)         (282)       (5,250)(G)     (17,832)
                                                           --------      --------      --------      ----------
Net income before extraordinary items applicable to
  common unitholders....................................   $ 32,552      $ 41,346      $   (127)     $   73,771
                                                           ========      ========      ========      ==========
Basic per unit data:
  Net income before extraordinary items applicable to
    common unitholders..................................   $   0.53                                  $     0.74
                                                           ========                                  ==========
  Weighted average units outstanding....................     61,628                      38,392(H)      100,020
                                                           ========                    ========      ==========
Diluted per unit data:
  Net income before extraordinary items applicable to
    common unitholders..................................   $   0.53                                  $     0.73
                                                           ========                                  ==========
  Weighted average units outstanding....................     62,069                      39,283(H)      101,352
                                                           ========                    ========      ==========

           See notes to pro forma combined statements of operations.

                       FELCOR LODGING LIMITED PARTNERSHIP

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)

                                                                FELCOR       MERISTAR
                                                              PARTNERSHIP   PARTNERSHIP     MERGER
                                                               POST RMA      POST RMA     ADJUSTMENTS      PRO FORMA
                                                                  (i)           (j)           (c)            TOTAL
                                                              -----------   -----------   -----------      ----------
Revenues:
  Room and suite revenue....................................  $1,309,292    $  782,288                     $2,091,580
  Food and beverage revenue.................................     261,569       290,792                        552,361
  Other operating departments...............................      93,352        84,660                        178,012
  Percentage lease revenue..................................                    20,925                         20,925
  Retail space rental and other revenue.....................       3,057        18,424    $        93(F)       21,574
                                                              ----------    ----------    -----------      ----------
Total revenues..............................................   1,667,270     1,197,089             93       2,864,452
                                                              ----------    ----------    -----------      ----------
Expenses:
  Hotel operating expenses:
    Room....................................................     309,234       184,791                        494,025
    Food and beverage expenses..............................     200,855       209,962                        410,817
    Other operating departments.............................      37,172        48,263                         85,435
  Management and incentive fees.............................      77,214        28,943                        106,157
  Other property operating costs............................     437,763       302,347                        740,110
  Property taxes, insurance, and other......................     161,999        72,310                        234,309
  Corporate expenses........................................      13,267         9,445                         22,712
  Depreciation..............................................     161,316       107,362        (19,688)(D)     248,990
                                                              ----------    ----------    -----------      ----------
Total operating expenses....................................   1,398,820       963,423        (19,688)      2,342,555
                                                              ----------    ----------    -----------      ----------
Operating income............................................     268,450       233,666         19,781         521,897
                                                              ----------    ----------    -----------      ----------
Interest expense, net.......................................     156,712       120,850         32,442(E)      310,004
Loss on assets held for sale................................      63,000                                       63,000
Other.......................................................       3,376         1,622            406(F)        5,404
                                                              ----------    ----------    -----------      ----------
Income before equity in income from unconsolidated entities,
  minority interests, and gain (loss) on sale of assets.....      45,362       111,194        (13,067)        143,489
Equity in income from unconsolidated entities...............      11,436                                       11,436
Minority interests in other partnerships....................      (3,570)            3                         (3,567)
Gains on sale of assets.....................................       4,388         3,439            (14)(F)       7,813
                                                              ----------    ----------    -----------      ----------
Net income before extraordinary items.......................      57,616       114,636        (13,081)        159,171
Preferred distributions.....................................     (24,682)         (565)       (10,500)(G)     (35,747)
                                                              ----------    ----------    -----------      ----------
Net income before extraordinary items applicable to common
  unitholders...............................................  $   32,934    $  114,071    $   (23,581)     $  123,424
                                                              ==========    ==========    ===========      ==========
Basic per unit data:
  Net income before extraordinary items applicable to common
    unitholders.............................................  $     0.53                                   $     1.23
                                                              ==========                                   ==========
    Weighted average units outstanding......................      62,301                       38,392(H)      100,693
                                                              ==========                  ===========      ==========
Diluted per unit data:
  Net income before extraordinary items applicable to common
    unitholders.............................................  $     0.53                                   $     1.21
                                                              ==========                                   ==========
    Weighted average units outstanding......................      62,556                       39,283(H)      101,839
                                                              ==========                  ===========      ==========

           See notes to pro forma combined statements of operations.

              NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2001,
                      AND THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

(A) Represents FelCor Partnership's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor Partnership's acquisition of 88 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands, except per share amounts):

                                                                                     FELCOR
                                           FELCOR        BRISTOL     PRO FORMA      POST RMA
                                        HISTORICAL(1)   TENANT(2)   ADJUSTMENTS      TOTAL
                                        -------------   ---------   -----------     --------
Revenues:
  Room and suite revenue..............    $365,343      $270,514                    $635,857
  Food and beverage revenue...........      53,150        70,780                     123,930
  Other operating departments.........      24,790        15,845                      40,635
  Percentage lease revenue............     115,137                   $(115,137)(3)
  Retail space rental and other
     revenue..........................       1,882                                     1,882
                                          --------      --------     ---------      --------
Total revenues........................     560,302       357,139      (115,137)      802,304
                                          --------      --------     ---------      --------
Expenses:
  Hotel operating expenses:
     Room.............................      83,404        63,811                     147,215
     Food and beverage expenses.......      39,141        56,268                      95,409
     Other operating departments......      10,922         6,506                      17,428
Management and incentive fees.........      12,612                      23,085(4)     35,697
Other property operating costs........     121,642       110,710       (11,751)(5)   220,601
Property taxes, insurance, and
  other...............................      76,460       115,924      (114,967)(3)    77,417
Corporate expenses....................       6,372                                     6,372
Depreciation..........................      79,513                                    79,513
Lease termination costs...............      36,226                     (36,226)(6)
                                          --------      --------     ---------      --------
Total operating expenses..............     466,292       353,219      (139,859)      679,652
                                          --------      --------     ---------      --------
Operating income......................      94,010         3,920        24,722       122,652
                                          --------      --------     ---------      --------
Interest expense, net.................      79,621           356                      79,977
Swap termination costs................       4,824                                     4,824
                                          --------      --------     ---------      --------
Income (loss) before equity in income
  from unconsolidated entities,
  minority interests, and gain on sale
  of assets...........................       9,565         3,564        24,722        37,851
                                          --------      --------     ---------      --------
Equity in income from unconsolidated
  entities............................       6,328                                     6,328
Minority interests....................      (2,282)                                   (2,282)
Gain on sale of assets, net...........       2,955                                     2,955
                                          --------      --------     ---------      --------
Net income (loss) before extraordinary
  items...............................      16,566         3,564        24,722        44,852
Preferred distributions...............     (12,300)                                  (12,300)
                                          --------      --------     ---------      --------
Net income (loss) before extraordinary
  items applicable to common
  unitholders.........................    $  4,266      $  3,564     $  24,722      $ 32,552
                                          ========      ========     =========      ========
Basic per unit data:
  Net income (loss) before
     extraordinary items applicable to
     common unitholders...............    $   0.07                                  $   0.53
                                          ========                                  ========
  Weighted average units
     outstanding......................      61,628                                    61,628
                                          ========                                  ========
Diluted per unit data:
  Net income (loss) before
     extraordinary items applicable to
     common unitholders...............    $   0.07                                  $   0.53
                                          ========                                  ========
  Weighted average units
     outstanding......................      62,069                                    62,069
                                          ========                                  ========

---------------

(1) Represents the historical results of operations of FelCor Partnership for the six months ended June 30, 2001, excluding extraordinary items. Effective January 1, 2001, with the enactment of the REIT Modernization Act, FelCor Partnership had completed transactions that resulted in its newly formed taxable REIT subsidiaries acquiring leases for 96 hotels that were previously leased to either DJONT or Six Continents Hotels, accordingly, the revenues and expenses associated with these hotels are included in FelCor Partnership's historical consolidated statement of operations for the six month period ended June 30, 2001.

(2) Represents the historical results of operations of FelCor Partnership's hotels leased to subsidiaries of Six Continents Hotels for the six months ended June 30, 2001, excluding extraordinary items.

(3) Represents the elimination of historical percentage lease revenue and expense between FelCor Partnership and Six Continents Hotels. The expense elimination also includes a $170,000 adjustment of an estimate of property tax expense.

(4) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contracts with Six Continents Hotels, FelCor Partnership was able to spread the cost of the lease acquisition over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor Partnership's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor Partnership, as compared to the percentage leases, under which FelCor Partnership received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor Partnership has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

(5) Represents the elimination of historical franchise fees. These agreements have been replaced with management contracts.

(6) Represents the elimination of lease termination costs associated with the acquisition of DJONT and Six Continents Hotels leases in January 2001.

---------------

(B) Represents MeriStar Partnership's historical results of operations, excluding extraordinary items. Effective January 1, 2001, because of the enactment of the REIT Modernization Act, taxable REIT subsidiaries of MeriStar Partnership were assigned the leases on 106 hotels that had previously been held by MeriStar Hotels & Resorts, Inc. and entered into management contracts with MeriStar Hotels & Resorts to manage these hotels. Accordingly, the related hotel revenues, expenses and management fees are included in MeriStar Partnership's historical results of operations for the six month period ended June 30, 2001. Some reclassifications have been made to conform to the presentation of our statement of operations.

(C) On May 10, 2001, FelCor and MeriStar announced that they had signed a merger agreement, under which MeriStar will merge with and into FelCor, a wholly-owned subsidiary of FelCor Partnership will merge with and into MeriStar Partnership, and the limited partners of MeriStar Partnership, other than FelCor and its subsidiaries, will exchange their interests in MeriStar Partnership for interests in FelCor Partnership and, where applicable, cash. Under the merger agreement, each holder of MeriStar common stock will receive, for each share of MeriStar common stock, $4.60 in cash plus 0.784 of a share of FelCor common stock. Each holder of common units and profits-only partnership units in MeriStar Partnership, other than FelCor and its subsidiaries will receive, for each common unit and profits-only unit, $4.60 in cash plus 0.784 of a common unit of FelCor Partnership. Each holder of Class C preferred units in MeriStar Partnership will receive, for each unit, $4.60 in cash plus 0.784 of a Series C preferred unit in FelCor Partnership. Each holder of Class D preferred units in MeriStar Partnership will receive, for each unit, one Series D preferred unit in FelCor Partnership. Amounts represent adjustments to record the merger and related transactions as if the merger had occurred on January 1 of the fiscal period presented. Shares of FelCor common stock and FelCor Partnership common units are valued at $22.10, the closing price of FelCor common stock on the date of the announcement. The calculation of the merger acquisition cost is as follows (in thousands, except share and unit data):

        Issuance of 37.636 million common units of FelCor
          Partnership units in exchange for 48.0 million common and
          profits-only units of MeriStar Partnership................   $  831,759
        Issuance of 755,954 FelCor Partnership Series C preferred
          units in exchange for 964,227 MeriStar Partnership Class C
          preferred units...........................................       16,707
        Payment of $4.60 per unit of MeriStar Partnership common
          units, Class C preferred units and profits-only units.....      225,260
        Issuance of 392,157 FelCor Partnership Series D preferred
          units in exchange for a like number of MeriStar
          Partnership Class D preferred units.......................        8,690
        Issuance of 3.6 million FelCor stock options based on a
          0.784 exchange ratio in exchange for MeriStar stock
          options, assuming all MeriStar option holders are not
          retained by FelCor........................................       10,600
        Assumption of MeriStar's liabilities........................    1,874,936
        Transaction costs...........................................       39,600
                                                                       ----------
        Total merger acquisition cost...............................   $3,007,552
                                                                       ==========

     The following is a calculation of estimated transaction costs (in thousands):

        Financial advisory fees.....................................   $   12,000
        Consent payments in connection with debt agreements.........       10,600
        Severance noncompete payments...............................        8,000
        Legal fees..................................................        3,000
        Accounting fees.............................................        1,000
        Mailing and filing fees.....................................        1,000
        Other.......................................................        4,000
                                                                       ----------
                  Transaction costs.................................   $   39,600
                                                                       ==========

(D) Represents the reduction in historical depreciation associated with the allocation of our purchase price of MeriStar Partnership. The allocation of basis to the assets acquired from MeriStar Partnership is as follows (in thousands):

        Total merger acquisition cost...............................  $3,007,552
        Less: non-real estate assets acquired at historical cost
          (which approximates fair value)...........................     202,203
                                                                      ----------
        Allocation to investment in hotels..........................  $2,805,349
                                                                      ==========

     The basis is anticipated to be allocated $280.5 million to land, $2,384.6 million to buildings and improvements, and $140.3 million to furniture, fixtures, and equipment. The depreciable lives assigned to buildings and improvements are forty years and five years for furniture, fixtures, and equipment. The adjustment is calculated as follows (in thousands):

                                                          FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                          DECEMBER 31, 2000         JUNE 30, 2001
                                                          ------------------   ------------------------
        Buildings and improvements acquired from
          MeriStar Partnership..........................      $  59,618                $ 29,809
        Furniture, fixtures, and equipment acquired from
          MeriStar Partnership..........................         28,056                  14,028
                                                              ---------                --------
                                                                 87,674                  43,837
        Historical MeriStar Partnership depreciation....       (107,362)                (57,787)
                                                              ---------                --------
        Net adjustment..................................      $ (19,688)               $(13,950)
                                                              =========                ========

(E) Represents the net adjustment to historical interest expense for the increase in interest expense related to new borrowings, resulting from merger related transactions offset by reductions in historical interest expense related to borrowings, that will be repaid with the proceeds of the new borrowings, along with the push down of interest expense from MeriStar to MeriStar Partnership that is not reflected in MeriStar Partnership's historical interest expense, see also note (H), as follows (in thousands):

                                                INTEREST     FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                  RATE       DECEMBER 31, 2000         JUNE 30, 2001
                                                --------     ------------------   ------------------------
        Increases:
          New senior notes of $600,000........    8.58%(1)        $51,052                 $22,965
          New mortgage debt of $350,000.......        (2)          29,540                  11,725
          Incremental line of credit
             borrowings.......................        (3)           6,876                   1,019
          Amortization of deferred financing
             costs of new borrowings of
             $19,700 over lives of 1-10
             years............................                      5,883                   2,942
                                                                  -------                 -------
          Total increases.....................                     93,351                  38,651
                                                                  -------                 -------

                                                INTEREST     FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                  RATE       DECEMBER 31, 2000         JUNE 30, 2001
                                                --------     ------------------   ------------------------
        Reductions:
          FelCor Partnership $61,744 mortgage
             debt repaid......................        (4)           5,340                   1,940
          MeriStar Partnership $356,923 notes
             payable to MeriStar repaid.......        (5)          24,977                  12,489
          MeriStar Partnership $227,000 line
             of credit repaid.................        (6)          16,753                   8,535
          MeriStar Partnership $195,000 term
             loans repaid.....................        (6)          16,318                   7,739
          Historical interest capitalized by
             MeriStar Partnership.............                     (5,805)                 (2,876)
          Historical amortization of MeriStar
             Partnership deferred financing
             costs............................                      4,585                   2,293
                                                                  -------                 -------
          Total reductions....................                     62,168                  30,120
                                                                  -------                 -------
                                                                   31,183                   8,531
        Plus push down of interest expense....                      1,259(7)
                                                                  -------                 -------
        Net adjustment........................                    $32,442                 $ 8,531
                                                                  =======                 =======

---------------

(1) Represents effective fixed rate on notes issued in May 2001.

(2) Represents estimated variable rate of LIBOR plus 200 basis points rate to be committed by lender. Weighted average 30 day LIBOR was 6.44% for the year ended December 31, 2000 and 4.70% for the six months ended June 30, 2001. An increase of 0.125% in interest rates would increase interest expense and decrease net income by $437,500 and $218,750 for the year ended December 31, 2000 and the six months ended June 30, 2001 respectively.

(3) Represents contractual variable rate of LIBOR plus 200 basis points. On a proforma basis, FelCor Partnership will have a balance outstanding on the line of credit of $330,373 for the periods presented. This adjustment represents the incremental interest on this balance in excess of historical amounts.

(4) Represents the weighted average historical rates which were approximately 8.44% and 6.70% for the periods ended December 31, 2000 and June 30, 2001, respectively.

(5) Represents contractual fixed rates of 8.71% on subordinated notes with a principal balance of $202.5 million and 4.75% on convertible notes with a principal balance of $154.3 million.

(6) Represents the historical weighted average interest rates (adjusted for historical interest rate hedges) for the periods presented are as follows:

                                                       2000    2001
                                                       -----   -----
Line of credit.......................................  7.38%   7.52%
$121 million term loan...............................  8.30%   7.82%
$74 million term loan................................  8.48%   8.13%

     We expect to assume approximately $500 million of MeriStar Partnership's senior notes and approximately $374 million of mortgage debt of MeriStar Partnership's subsidiaries in connection with the merger.

(7) See note (F).
---------------

(F) FelCor has no assets, liabilities, revenues or expenses other than those derived from its ownership of us. MeriStar has miscellaneous assets, liabilities, revenues and expenses other than those derived from its ownership of MeriStar Partnership. Upon completion of the merger and related transactions, FelCor will contribute to us all assets and liabilities acquired; accordingly these miscellaneous adjustments are made to reflect the contribution of the items historically reported only at the MeriStar level.

(G) Represents distributions on the proposed issuance of $100 million of Series E cumulative redeemable preferred units at an assumed distribution rate of 10.5%. An increase of 0.125% in the distribution rate would increase the preferred distributions and decrease net income available to common unitholders by $125,000 and $62,500 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

(H) Represents the impact of additional units issued in the merger on a basic and diluted basis, and the dilutive effect of FelCor stock options issued to MeriStar option holders as follows (in thousands):

        Basic
          Units issued to MeriStar Partnership unitholders..........       38,392
                                                                           ------
          Adjustment to weighted average units-basic................       38,392
        Diluted
          Dilutive effect of options issued to MeriStar
             optionholders..........................................          891
                                                                           ------
        Adjustment to weighted average units-diluted................       39,283
                                                                           ======

(I) Represents FelCor Partnership's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor Partnership's acquisition of DJONT and 100 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands, except per share amounts):

                                        FELCOR         DJONT
                                      PARTNERSHIP   OPERATIONS,   BRISTOL    BRISTOL TENANT                  BRISTOL
                                      HISTORICAL        LLC        TENANT     PREDECESSOR       TOTAL      ELIMINATIONS
                                          (1)           (2)         (3)           (4)         HISTORICAL       (5)
                                      -----------   -----------   --------   --------------   ----------   ------------
   Revenues:
    Room and suite revenue..........                 $709,793     $461,978      $143,952      $1,315,723     $ (6,431)
    Food and beverage revenue.......                  112,612      115,176        36,645         264,433       (2,864)
    Other operating departments.....                   56,476       31,859         5,401          93,736         (384)
    Percentage lease revenue........   $536,907                                                  536,907
    Retail space rental and other
      revenue.......................      3,057                                                    3,057
                                       --------      --------     --------      --------      ----------     --------
   Total revenues...................    539,964       878,881      609,013       185,998       2,213,856       (9,679)
                                       --------      --------     --------      --------      ----------     --------
   Expenses:
   Hotel operating expenses:
    Room............................                  169,531      109,074        32,163         310,768       (1,534)
    Food and beverage expenses......                   84,602       90,025        28,190         202,817       (1,962)
    Other operating departments.....                   22,168       11,267         3,859          37,294         (122)
   Management and incentive fees....                   24,766       16,770         5,589          47,125          (76)
   Other property operating costs...                  236,186      178,234        53,903         468,323       (5,929)
   Percentage lease expense.........                  277,491      197,210        62,206         536,907
   Property taxes, insurance, and
    other...........................     89,257        70,498        2,128           710         162,593         (594)
   Corporate expenses...............     12,256         1,011                                     13,267
   Depreciation.....................    160,745           572                                    161,317           (1)
                                       --------      --------     --------      --------      ----------     --------
   Total operating expenses.........    262,258       886,825      604,708       186,620       1,940,411      (10,218)
                                       --------      --------     --------      --------      ----------     --------
   Operating income (loss)..........    277,706        (7,944)       4,305          (622)        273,445          539
                                       --------      --------     --------      --------      ----------     --------
   Interest expense, net............    156,712           618         (133)          (35)        157,162          168
   Loss on assets held for sale.....     63,000                                                   63,000
   Other............................      3,376                                                    3,376
                                       --------      --------     --------      --------      ----------     --------
   Income (loss) before equity in
    income from unconsolidated
    entities, minority interests,
    and gain on sale of assets......     54,618        (8,562)       4,438          (587)         49,907          371
                                       --------      --------     --------      --------      ----------     --------
   Equity in income from
    unconsolidated entities.........     14,820           593                                     15,413
   Minority interests...............     (3,570)       (3,243)                                    (6,813)
   Gain on sale of assets...........      4,388                                                    4,388


                                                          FELCOR
                                       PROFORMA        PARTNERSHIP
                                      ADJUSTMENTS     POST RMA TOTAL
                                      -----------     --------------
   Revenues:
    Room and suite revenue..........                    $1,309,292
    Food and beverage revenue.......                       261,569
    Other operating departments.....                        93,352
    Percentage lease revenue........   $(536,907)(6)
    Retail space rental and other
      revenue.......................                         3,057
                                       ---------        ----------
   Total revenues...................    (536,907)        1,667,270
                                       ---------        ----------
   Expenses:
   Hotel operating expenses:
    Room............................                       309,234
    Food and beverage expenses......                       200,855
    Other operating departments.....                        37,172
   Management and incentive fees....      30,165(7)         77,214
   Other property operating costs...     (24,631)(8)       437,763
   Percentage lease expense.........    (536,907)(6)
   Property taxes, insurance, and
    other...........................                       161,999
   Corporate expenses...............                        13,267
   Depreciation.....................                       161,316
                                       ---------        ----------
   Total operating expenses.........    (531,373)        1,398,820
                                       ---------        ----------
   Operating income (loss)..........      (5,534)          268,450
                                       ---------        ----------
   Interest expense, net............        (618)(9)       156,712
   Loss on assets held for sale.....                        63,000
   Other............................                         3,376
                                       ---------        ----------
   Income (loss) before equity in
    income from unconsolidated
    entities, minority interests,
    and gain on sale of assets......      (4,916)           45,362
                                       ---------        ----------
   Equity in income from
    unconsolidated entities.........      (3,977)(10)       11,436
   Minority interests...............       3,243(11)        (3,570)
   Gain on sale of assets...........                         4,388

                                        FELCOR         DJONT
                                      PARTNERSHIP   OPERATIONS,   BRISTOL    BRISTOL TENANT                  BRISTOL
                                      HISTORICAL        LLC        TENANT     PREDECESSOR       TOTAL      ELIMINATIONS
                                          (1)           (2)         (3)           (4)         HISTORICAL       (5)
                                      -----------   -----------   --------   --------------   ----------   ------------
   Income tax expense (benefit).....                                 2,798          (267)          2,531
                                       --------      --------     --------      --------      ----------     --------
   Net income (loss) before
    extraordinary items.............     70,256       (11,212)       1,640          (320)         60,364          371
   Preferred distributions..........    (24,682)                                                 (24,682)
                                       --------      --------     --------      --------      ----------     --------
   Net income (loss) before
    extraordinary items applicable
    to common shareholders..........   $ 45,574      $(11,212)    $  1,640      $   (320)     $   35,682     $    371
                                       ========      ========     ========      ========      ==========     ========
   Basic per share data:
    Net income before extraordinary
      items applicable to common
      shareholders..................   $   0.73
                                       ========
    Weighted average shares
      outstanding...................     62,301
                                       ========
   Diluted per share data:
    Net income before extraordinary
      items applicable to common
      shareholders..................   $   0.73
                                       ========
    Weighted average shares
      outstanding...................     62,556
                                       ========


                                                          FELCOR
                                       PROFORMA        PARTNERSHIP
                                      ADJUSTMENTS     POST RMA TOTAL
                                      -----------     --------------
   Income tax expense (benefit).....      (2,531)(12)
                                       ---------        ----------
   Net income (loss) before
    extraordinary items.............      (3,119)           57,616
   Preferred distributions..........                       (24,682)
                                       ---------        ----------
   Net income (loss) before
    extraordinary items applicable
    to common shareholders..........   $  (3,119)       $   32,934
                                       =========        ==========
   Basic per share data:
    Net income before extraordinary
      items applicable to common
      shareholders..................                    $     0.53
                                                        ==========
    Weighted average shares
      outstanding...................                        62,301
                                                        ==========
   Diluted per share data:
    Net income before extraordinary
      items applicable to common
      shareholders..................                    $     0.53
                                                        ==========
    Weighted average shares
      outstanding...................                        62,556
                                                        ==========

---------------

 (1) Represents the historical results of operations of FelCor Partnership for the year ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (2) Represents the historical results of operations of DJONT for the year ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (3) Represents the historical results of operations of Bristol Tenant for the nine months ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (4) Represents the historical results of operations of Bristol Tenant Predecessor for the three months ended March 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (5) Represents adjustment to eliminate historical amounts related to (i) a hotel leased by Bristol Tenant not owned by FelCor Partnership and (ii) a hotel owned by FelCor Partnership but sold in December 2000.

 (6) Represents the elimination of historical percentage lease revenues and expenses between FelCor Partnership and the lessees.

 (7) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contract with Six Continents Hotels, FelCor Partnership was able to spread the cost of the lease acquisition over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor Partnership's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor Partnership, as compared to percentage leases, under which FelCor Partnership received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor

     Partnership has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

 (8) Represents the elimination of historical franchise fees paid to Bristol Tenant. These agreements have been replaced with management contracts.

 (9) Represents the elimination of $618,000 in interest expense paid by DJONT to FelCor.

(10) Represents the elimination of FelCor Partnership's equity in income of DJONT's consolidated subsidiary.

(11) Represents the elimination of the DJONT minority interest of $3,243,000 represented by FelCor Partnership's ownership discussed in (10) above.

(12) Represents the elimination of the historical tax provisions of the Bristol Tenant lessees due to the pro forma taxable loss of the TRSs. No benefit has been recorded for deferred taxes related to these losses due to the uncertainty of their recoverability, because based on the weight of available evidence, management has determined it is more likely than not that the entire balance of deferred tax assets will not be realized by the TRSs.
---------------

(J) Represents MeriStar Partnership's historical results of operations, excluding extraordinary items, plus the pro forma effect of MeriStar Partnership's acquisition of 106 hotel leases from MeriStar Hotels & Resorts, Inc. as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands):

                                                          MERISTAR
                                                         PARTNERSHIP                     MERISTAR
                                                         HISTORICAL     PRO FORMA       PARTNERSHIP
                                                             (1)       ADJUSTMENTS       POST RMA
                                                         -----------   -----------      -----------
Revenues:
  Room and suite revenue...............................                 $ 782,288(2)    $  782,288
  Food and beverage revenue............................                   290,792(2)       290,792
  Other operating departments..........................                    84,660(2)        84,660
  Percentage lease revenue.............................   $385,141       (364,216)(3)       20,925
  Retail space rental and other revenue................     15,544          2,880(4)        18,424
                                                          --------      ---------       ----------
Total revenues.........................................    400,685        796,404        1,197,089
                                                          --------      ---------       ----------
Expenses:
Hotel operating expenses:
  Rooms................................................                   184,791(2)       184,791
  Food and beverage expenses...........................                   209,962(2)       209,962
  Other operating departments..........................                    48,263(2)        48,263
Management and incentive fees..........................                    28,943(5)        28,943
Other property operating costs.........................      2,731        299,616(6)       302,347
Property taxes, insurance and other....................     47,481         24,829(2)        72,310
Corporate expenses.....................................      9,445                           9,445
Depreciation...........................................    107,362                         107,362
                                                          --------      ---------       ----------
Total operating expenses...............................    167,019        796,404          963,423
                                                          --------      ---------       ----------
Operating income.......................................    233,666                         233,666
                                                          --------      ---------       ----------
Interest expense, net..................................    120,850                         120,850
Other..................................................      1,622                           1,622
                                                          --------      ---------       ----------
Income (loss) before minority interest and gain on sale
  of assets............................................    111,194                         111,194
Minority interests.....................................          3                               3
Gain on sale of assets.................................      3,439                           3,439
                                                          --------      ---------       ----------
Net income (loss) before extraordinary items...........    114,636                         114,636
Preferred distributions................................       (565)                           (565)
                                                          --------      ---------       ----------
Net income (loss) before extraordinary items applicable
  to common shareholders...............................   $114,071      $               $  114,071
                                                          ========      =========       ==========

---------------

(1) Represents MeriStar Partnership's historical results of operations, excluding extraordinary items. Certain reclassifications have been made to conform to the presentation of FelCor Partnership's statement of operations.

(2) Represents the historical hotel revenues and expenses of the 106 hotels formerly leased to MeriStar Hotels & Resorts, Inc.

(3) Represents the elimination of historical percentage lease revenue received from MeriStar Hotels & Resorts.

(4) Represents historical other hotel revenue of the 106 hotels formerly leased to MeriStar Hotels & Resorts.

(5) Represents the contractual management fee which will be paid to MeriStar Hotels & Resorts under the new management agreements. The base management fee under the agreements is 2.5% of hotel revenues.

     Until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of its hotels from MeriStar Partnership. Under these leases, MeriStar Hotels & Resorts assumed all of the operating risks and rewards of these hotels and paid MeriStar Partnership a percentage of revenue at each hotel under the lease agreements. Therefore, for financial statement purposes through December 31, 2000, MeriStar Hotels & Resorts recorded all of the operating revenues and expenses of the hotels in its statements of operations, and MeriStar Partnership recorded lease revenue earned under the lease agreements in its statements of operations. Effective January 1, 2001, MeriStar Hotels & Resorts assigned the hotel leases to newly created, wholly owned, taxable REIT subsidiaries of MeriStar Partnership and these taxable REIT subsidiaries in turn, entered into management agreements with MeriStar Hotels & Resorts to manage these hotels. As a result of this change in structure, the wholly owned taxable REIT subsidiaries of MeriStar Partnership have assumed the operating risks and rewards of the hotels and now pay MeriStar Hotels & Resorts a management fee to manage the hotels for it. For consolidated financial statement purposes, effective January 1, 2001, MeriStar Partnership now records all of the revenues and expenses of the hotels in its statement of operations, including a management fee paid to MeriStar Hotels & Resorts. The terms of the management agreements are designed to substantially mirror the economics of the former leases.

(6) Represents historical other undistributed operating costs of the 106 hotels formerly leased to MeriStar Hotels & Resorts, Inc.

PRO FORMA COMBINED BALANCE SHEET

     The following unaudited Pro Forma Combined Balance Sheet as of June 30, 2001 is based in part upon the Consolidated Balance Sheets of FelCor Partnership and MeriStar Partnership included or incorporated by reference herein, and the consolidated balance sheet of Bristol Tenant which was provided to us by Bristol Tenant.

     The Pro Forma Combined Balance Sheet assumes all of the following occurred on June 30, 2001:

     - our acquisition of the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001; and

     - the completion of the merger, the partnership merger and the related financings and application of the net proceeds.

     In the opinion of our management, all material adjustments necessary to reflect the effects of the foregoing transactions have been made. The unaudited Pro Forma Combined Balance Sheet is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position would have been had the transactions described above occurred on June 30, 2001, nor does it purport to represent our future financial position.

                       FELCOR LODGING LIMITED PARTNERSHIP

                        PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                           (UNAUDITED, IN THOUSANDS)

                                          FELCOR                                   MERISTAR
                                        PARTNERSHIP       RMA         FELCOR      PARTNERSHIP
                                        HISTORICAL    ACQUISITION   PARTNERSHIP   HISTORICAL        MERGER        PRO FORMA
                                            (A)           (B)        POST RMA         (C)       ADJUSTMENTS(D)      TOTAL
                                        -----------   -----------   -----------   -----------   --------------    ----------
                                                           ASSETS


Net investment in hotels..............  $3,710,694                  $3,710,694    $2,867,134      $  (61,785)(E)  $6,516,043
Investment in unconsolidated
  entities............................     154,980                     154,980        41,714                         196,694
Assets held for sale..................      52,122                      52,122                                        52,122
Cash and cash equivalents.............      64,220     $   1,471        65,691        20,550                          86,241
Restricted cash.......................     323,555                     323,555        20,201        (316,460)(F)      27,296
Due from MeriStar Hotels & Resorts....                                                10,893                          10,893
Note receivable from MeriStar Hotels &
  Resorts.............................                                                36,000                          36,000
Accounts receivable...................      46,449        33,924        80,373        57,040                         137,413
Prepaid expenses......................      12,056         1,941        13,997        15,765                          29,762
Deferred expenses, net................      32,201                      32,201        15,684          (5,734)(G)      42,151
Other assets..........................       7,251         5,022        12,273                            40(H)       12,313
                                        ----------     ---------    ----------    ----------      ----------      ----------
        Total assets..................  $4,403,528     $  42,358    $4,445,886    $3,084,981      $ (383,939)     $7,146,928
                                        ==========     =========    ==========    ==========      ==========      ==========

                                    LIABILITIES, REDEEMABLE UNITS AND PARTNERS' CAPITAL

Debt..................................  $2,134,093                  $2,134,093    $1,653,050      $ (138,450)(I)  $3,648,693
Distributions payable.................      34,199                      34,199        24,245                          58,444
Accrued expenses and other............     146,077     $  42,358       188,435       188,161           6,787(H)      383,383
Minority interest in other
  partnerships........................      50,474                      50,474         2,693                          53,167
                                        ----------     ---------    ----------    ----------      ----------      ----------
        Total liabilities.............   2,364,843        42,358     2,407,201     1,868,149        (131,663)      4,143,687
                                        ----------     ---------    ----------    ----------      ----------      ----------
Redeemable units at redemption
  value...............................     210,929                     210,929        99,898          (8,844)(J)     301,983
                                        ----------     ---------    ----------    ----------      ----------      ----------
Preferred units:
  Series A preferred units............     149,515                     149,515                                       149,515
  Series B preferred units............     143,750                     143,750                                       143,750
  New preferred units.................                                                               100,000(K)      100,000
Common units..........................   1,534,491                   1,534,491     1,116,934        (343,432)(L)   2,307,993
                                        ----------     ---------    ----------    ----------      ----------      ----------
Partners' Capital.....................   1,827,756                   1,827,756     1,116,934        (243,432)      2,701,258
                                        ----------     ---------    ----------    ----------      ----------      ----------
        Total liabilities, redeemable
          units and partners'
          capital.....................  $4,403,528     $  42,358    $4,445,886    $3,084,981      $ (383,939)     $7,146,928
                                        ==========     =========    ==========    ==========      ==========      ==========

                 See notes to pro forma combined balance sheet.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                                  (UNAUDITED)

(A) Represents the historical consolidated balance sheet of FelCor Partnership as of June 30, 2001.

(B) Effective January 1, 2001, with the enactment of the REIT Modernization Act, we had completed transactions that resulted in our newly formed taxable REIT subsidiaries acquiring leases for 96 hotels that were previously leased to either DJONT or Six Continents Hotels. Accordingly, the assets and liabilities associated with these hotels are included in our historical consolidated balance sheet as of June 30, 2001. In March 2001, we entered into an agreement with Six Continents Hotels to acquire the remaining 88 hotel leases effective July 1, 2001. In consideration for the acquisition of these leases, one of our taxable REIT subsidiaries entered into long-term management agreements with Six Continents Hotels with regard to these hotels and issued to Six Continents Hotels 100 shares of FelCor common stock. The pro forma adjustment column represents the historical hotel assets and liabilities associated with the 88 hotels as if the Six Continents Hotels leases were acquired effective June 30, 2001.

(C) Represents the historical consolidated balance sheet of MeriStar Partnership as of June 30, 2001. Some reclassifications have been made to conform to the presentation of our balance sheet.

(D) On May 10, 2001, FelCor and MeriStar announced that they had signed a merger agreement, under which MeriStar will merge with and into FelCor, one of our wholly-owned subsidiaries will merge with and into MeriStar Partnership and the limited partners of MeriStar Partnership, other than FelCor and its subsidiaries, will exchange their interests in MeriStar Partnership for interests in FelCor Partnership and, where applicable, cash. Under the merger agreement, each holder of MeriStar common stock will receive, for each share of MeriStar common stock, $4.60 in cash plus 0.784 of a share of FelCor common stock. Each holder of common units and profits-only partnership units in MeriStar Partnership, other than FelCor and its subsidiaries, will receive, for each common unit and profits-only unit, $4.60 in cash plus 0.784 of a common unit of FelCor Partnership. Each holder of Class C preferred units in MeriStar Partnership will receive, for each unit, $4.60 in cash plus 0.784 of a Series C preferred unit in FelCor Partnership. Each holder of Class D preferred units in MeriStar Partnership will receive, for each unit, one Series D preferred unit in FelCor Partnership. Amounts represent adjustments to record the merger and related transactions as if the merger had occurred on June 30, 2001. Shares of FelCor common stock and FelCor Partnership common units are valued at $22.10, the closing price of FelCor common stock on the date of the announcement. The calculation of the merger acquisition cost is as follows (in thousands, except share and unit data):

        Issuance of 37.636 million common units of FelCor
          Partnership in exchange for 48.0 million common and
          profits-only units of MeriStar Partnership................   $  831,759
        Issuance of 755,954 FelCor Partnership Series C preferred
          units in exchange for 964,227 MeriStar Partnership Class C
          preferred units...........................................       16,707
        Payment of $4.60 per unit of MeriStar Partnership common,
          Class C preferred and profits-only units..................      225,260
        Issuance of 392,157 FelCor Partnership Series D preferred
          units in exchange for a like number of MeriStar
          Partnership Class D preferred units.......................        8,690
        Issuance of 3.6 million FelCor stock options based on a
          0.784 exchange ratio in exchange for MeriStar stock
          options, assuming all MeriStar option holders are not
          retained by FelCor........................................       10,600
        Assumption of MeriStar's liabilities........................    1,874,936
        Transaction costs...........................................       39,600
                                                                       ----------
        Total merger acquisition cost...............................   $3,007,552
                                                                       ==========

     The following is a calculation of estimated transaction costs (in thousands):

 Financial advisory fees.....................................   $12,000
 Consent payments in connection with debt agreements.........    10,600
 Severance and noncompete payments...........................     8,000
 Legal fees..................................................     3,000
 Accounting fees.............................................     1,000
 Mailing and filing fees.....................................     1,000
 Other.......................................................     4,000
                                                                -------
           Transaction costs.................................   $39,600
                                                                =======

(E) Represents the purchase accounting adjustment to the historical carrying value of MeriStar Partnership investment in hotels as follows (in thousands):

        FelCor Partnership allocation to investment in hotels.......   $2,805,349
        MeriStar Partnership historical carrying amount.............    2,867,134
                                                                       ----------
             Adjustment.............................................   $  (61,785)
                                                                       ==========

(F) Represents the release of a portion of the proceeds of the $600 million notes placement which will be used to repay MeriStar debt upon the closing of the merger.

(G)  Represents the net effect of the following adjustments (in thousands):

        Deferred financing costs for new borrowings.................   $  9,950
        Elimination of historical MeriStar Partnership deferred
          financing costs...........................................    (15,684)
                                                                       --------
             Adjustment.............................................   $ (5,734)
                                                                       ========

(H) FelCor has no assets, liabilities, revenues or expenses other than those derived from its ownership of us. MeriStar has miscellaneous assets, liabilities, revenues and expenses other than those derived from its ownership of MeriStar Partnership. Upon completion of the merger and related transactions, FelCor will contribute to us all assets and liabilities acquired; accordingly these miscellaneous adjustments are made to reflect the contribution of the items historically reported only at the MeriStar level.

(I) Represents the net increase in debt as a result of the merger and related transactions as follows (in thousands):

        Issuance of new mortgage debt...............................   $ 350,000
        Net borrowings on new line of credit........................     290,473
        Repayment of MeriStar Partnership notes payable to
          MeriStar..................................................    (356,923)
        Repayment of MeriStar Partnership line of credit............    (227,000)
        Repayment of MeriStar Partnership term loans................    (195,000)
                                                                       ---------
             Net Adjustment.........................................   $(138,450)
                                                                       =========

     The issuance of the $600 million senior notes and the repayment of FelCor mortgage debt are not included as these transactions were completed prior to June 30, 2001 and are included in the historical amounts.

(J)  Represents the net change in redeemable units as follows (in thousands):

        Elimination of MeriStar Partnership historical balance......   $(99,898)
        Record at redemption value of $23.40 at June 30, 2001 2.764 million FelCor Partnership common units issued in exchange for 3.525 million MeriStar Partnership common and
          profits-only units, issuance of 755,954 FelCor Partnership
          Series C preferred units in exchange for 964,227 MeriStar
          Partnership Class C preferred units, and issuance of
          392,157 FelCor Partnership Series D preferred units in
          exchange for a like number of MeriStar Partnership Class D
          preferred units...........................................     91,054
                                                                       --------
                  Net adjustment....................................   $ (8,844)
                                                                       ========

(K) Represents the proposed issuance of $100 million in Series E cumulative redeemable preferred units.

(L) Represents the net adjustments resulting from the partnership merger and related transactions as follows (in thousands, except share and unit data):

                                                                      ADDITIONAL
                                                                        PAID IN
                                                                       PARTNERS
                                                                        CAPITAL
                                                                      -----------
        Issuance of 34.872 million units of FelCor Partnership in
          exchange for 44.480 million units of MeriStar
          Partnership...............................................  $   770,677
        Issuance of 3.6 million FelCor stock options in exchange for
          MeriStar stock options....................................       10,600
        Elimination of historical MeriStar balances.................   (1,116,934)
        Offering expenses of new $100,000 of FelCor Series E
          cumulative redeemable preferred units.....................       (3,200)
        Allocation to state redeemable units issued to MeriStar unit holders at redemption value of $23.40 over issuance value
          of $22.10.................................................       (4,575)
                                                                      -----------
                  Net adjustments...................................  $  (343,432)
                                                                      ===========

                  DESCRIPTION OF THE PARTNERSHIP AGREEMENT AND
                          UNITS OF FELCOR PARTNERSHIP

     The following summary of the material terms of our limited partnership agreement and units of partnership interest does not include all of the terms of the partnership agreement and should be read together with our partnership agreement and the form of amended and restated partnership agreement that will become effective at completion of the partnership merger. The partnership agreement is incorporated by reference in this prospectus. See "Where You Can Find More Information." The form of our amended and restated partnership agreement is included as an exhibit to the registration statement, of which this prospectus is a part.

MANAGEMENT

     We are a Delaware limited partnership formed according to the terms of a limited partnership agreement. Under the partnership agreement, FelCor, as our sole general partner, has full, exclusive and complete responsibility and discretion in our management and control. Our limited partners have no authority to transact business for, or participate in our management activities or decisions. However, FelCor may not take any action that is contrary to express limitations or prohibitions in our partnership agreement.

TRANSFERABILITY OF INTERESTS

     FelCor may not voluntarily withdraw from us or transfer or assign its interest in us unless the transaction in which the withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to the transaction, or unless the successor to FelCor contributes substantially all of its assets to us in return for an interest in us. Although our limited partners may transfer their units in us without the consent of FelCor, subject to some limitations, the assignee of transferred units may not be admitted as a limited partner without the consent of FelCor, which FelCor may withhold in its sole discretion. No transfer can be made, however, that would cause us to be treated as a separate corporation for federal income tax purposes. Additional limitations on a limited partner's right to transfer our units are discussed below under "Comparison of Rights of Unitholders -- Transfers."

CAPITAL CONTRIBUTIONS

     FelCor and our limited partners have contributed cash and interests in various hotels to us in exchange for issuance of their units. Under the partnership agreement, FelCor is required to contribute all of the net proceeds from the sale of its capital stock to us in exchange for additional units having distribution, liquidation and conversion provisions substantially identical to the capital stock issued by FelCor. As required by the partnership agreement, immediately prior to a capital contribution by FelCor, the partners' capital accounts and the carrying value of our property must be adjusted to reflect the unrealized gain or unrealized loss attributable to our property as if those items had actually been recognized immediately prior to the issuance and had been allocated to the partners at that time.

     The partnership agreement provides that if we require additional funds at any time in excess of funds available to us from borrowing or capital contributions, FelCor may borrow those funds from a financial institution or other lender and lend those funds to us on the same terms and conditions as are applicable to FelCor's borrowings of those funds. As an alternative to borrowing funds we require, FelCor may contribute the amount of those required funds to us as an additional capital contribution. If FelCor contributes additional capital to us, FelCor will receive additional units.

OPERATIONS

     The partnership agreement requires that we be operated in a manner that enables FelCor to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

TERM

     We will continue until December 31, 2044, or until sooner dissolved upon:

     - the bankruptcy, dissolution or withdrawal of FelCor as general partner unless the limited partners elect to continue FelCor Partnership;

     - the sale or other disposition of all or substantially all of our assets;

     - the redemption of all of our limited partnership interests, other than those held by FelCor, if any; or

     - the election by FelCor, as the general partner, to dissolve.

CAPITALIZATION

     As of June 30, 2001, we had the following outstanding units:

     - 67,663,643 common units;

     - 39,229 class B, series II units;

     - 5,980,600 series A preferred units; and

     - 57,500 series B preferred units.

     FelCor owns all of the series A and B preferred units and 86.7% of the common units.

ISSUANCE OF PARTNERSHIP INTERESTS

     FelCor is authorized to cause us to issue partnership units to our partners, including FelCor and its affiliates, or to other persons. These units may be issued in one or more classes or series, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to those of any existing units, as determined by FelCor in its sole and complete discretion without the approval of any limited partner. These units may be issued for any partnership purpose at any time for any consideration and on the terms and conditions established by FelCor in its sole discretion. Any partnership unit that is not specifically designated by FelCor as being of a particular class or series is deemed a common unit.

     FelCor plans to sell up to $100 million of a new Series C preferred stock with a dividend rate expected to be not more than 10.5%. As of the date of this prospectus, FelCor has no purchasers or commitments for this stock. If FelCor successfully completes the sale of this stock, FelCor will contribute the proceeds of the sale to us and we will issue to FelCor a new series of Series E preferred units with a distribution rate equal to the dividend rate on the Series C preferred stock. We expect that the terms of the Series E preferred units will be substantially similar to the terms of the Series B preferred units described below, except for the number of units and the per share annual distribution rate.

OUTSTANDING UNITS OF FELCOR PARTNERSHIP

  Common Units

     Our common units are held directly or indirectly by FelCor or by limited partners, including a subsidiary of FelCor. They are our basic units of partnership interest.

     Our common units are entitled to be voted on matters requiring a vote of limited partners based on the percentage interest in us represented by the common units.

     Our common units rank junior to our series A and B preferred units and will rank junior to our series C and D preferred units to be issued in the partnership merger with respect to payment of distributions and junior to our series A and B preferred units with respect to payment of amounts upon our liquidation, dissolution or winding-up.

     The partnership agreement provides that we will distribute available cash from operations quarterly, in amounts determined by FelCor in its sole discretion, to the preferred unitholders in accordance with the certificate of designation for those preferred units, with the distributions made pro rata within each class of preferred units and according to the relative priorities among each class. Any remaining available cash from operations will be distributed quarterly to the remaining partners, including the common unitholders, pro rata according to their percentage interests in us. This available cash includes net sale or refinancing proceeds but excludes net proceeds from the sale of our property in connection with our liquidation.

     Upon our liquidation, dissolution or winding-up, after payment of, or adequate provision for, our debts and obligations, including any partner loans, and distributions on units ranking senior to the common units with respect to amounts paid upon our liquidation, dissolution or winding-up, our remaining assets, if any, will be distributed to all partners, including the common unitholders, with positive capital accounts in accordance with their respective positive capital account balances. Under our amended and restated partnership agreement, if any partner, including FelCor, has a negative balance in its capital account following our liquidation, it will not be obligated to contribute cash to us equal to the negative balance in its capital account.

     Under the partnership agreement, the holders of our common units have redemption rights, which enable them to cause FelCor to redeem their interests in us in exchange for shares of FelCor common stock, cash or a combination of shares and cash, at the election of FelCor. The redemption rights may not be exercised if the issuance of shares of common stock by FelCor, as general partner, for any part of the interest in us sought to be redeemed would:

     - result in any person violating the ownership limit contained in FelCor's charter;

     - cause FelCor to be "closely held" within the meaning of the Internal Revenue Code;

     - cause FelCor to be treated as owning 10% or more of any lessee, other than a taxable REIT subsidiary;

     - otherwise cause FelCor to fail to qualify as a REIT; or

     - violate applicable securities laws.

In any case, either we or FelCor may elect, in our sole and absolute discretion, to pay the redemption amount in cash. The redemption rights may be exercised by the holders of common units, in whole or in part, subject to the above restrictions, at any time or from time to time, following the satisfaction of any applicable holding period requirements. The number of shares of FelCor common stock issuable upon the exercise of the redemption rights will be adjusted for the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions.

  Class B Units

     Our class B units have all the same rights, powers, and preferences as our common units. In addition, any holders of the class B units have the right to require FelCor to register for resale on their behalf any shares of FelCor common stock that the holder receives on a redemption of the holder's class B units. FelCor may alternatively provide the redeeming unitholder an opinion of counsel that the unitholder may resell the shares publicly without registration under the Securities Act. The holders also have the right to include any of the shares of FelCor issuable to them on redemption of their units in any qualified registration statement filed by FelCor for purposes of resale by the holders. This so called "piggyback" right is subject to reduction in the number of unitholders' shares included in any registration statement by the underwriter, if the registration is for an underwritten offering. FelCor will pay the expenses of any of these registrations, except for underwriting discounts or selling commissions attributable to the shares being sold by holders of class B units.

     The class B units are divided into two series, series I and series II. No series I units are outstanding. FelCor intends to cancel series I of the class B units in the amended and restated partnership agreement.

The partnership agreement authorizes 350,000 class B, series II units. In addition to the registration rights described above, the terms of the series II units require FelCor to effect a shelf registration covering the resale of any shares of FelCor common stock that may be issued to the holders of series II units upon their redemption and to maintain effectiveness of that registration statement for a period of time. FelCor has complied with this requirement.

  Series A Preferred Units

     Our series A preferred units rank senior to our common units and class B units and on a parity with our series B preferred units with respect to payment of distributions and amounts upon liquidation, dissolution or winding up of us. Our series A preferred units will rank on a parity with the series C and D preferred units to be issued in the partnership merger with respect to payment of distributions and senior to the series C and D preferred units with respect to payment of amounts upon our liquidation, dissolution or winding-up.

     As the holder of our series A preferred units, FelCor is entitled to receive, out of available cash, if and when declared by FelCor acting as our general partner, cumulative preferential distributions at the rate equal to the greater of $1.95 per unit per year or the total cash distributions declared or paid for the corresponding period on the common units into which the series A preferred units are convertible. These distributions are cumulative and are payable quarterly in arrears on the last day of January, April, July and October of each year. No interest is payable with respect to any distribution payment on series A preferred units which is in arrears.

     Upon our liquidation, dissolution or winding-up, holders of our series A preferred units are entitled to receive an amount equal to the liquidation preference of $25 per unit plus any accumulated and unpaid distributions on them before any distribution of assets is made to holders of our common units, class B units or any other class or series of units ranking junior to the series A preferred units as to liquidation rights. If our assets are insufficient to pay these liquidation amounts in full to holders of the series A preferred units and holders of our other units ranking on a parity with the series A preferred units with respect to liquidation rights, all of those holders will share ratably the available assets based on the liquidation preference of the various units. After payment in full of the liquidation preference to which they are entitled, holders of the series A preferred units will not be entitled to any further participation in any distribution of assets by us.

     The FelCor series A preferred stock is currently convertible into FelCor common stock at a rate of 0.7752 of a share of common stock per share of series A preferred stock, subject to adjustments because of stock splits, stock dividends, combinations and other similar transactions. Whenever any shares of FelCor series A preferred stock are converted into shares of FelCor common stock, a corresponding number of series A preferred units will be automatically converted into our common units at an equivalent rate so that the same number of shares of series A preferred stock and series A preferred units remain outstanding at all times. The unit conversion rate is subject to the same adjustments as are made from time to time on the conversion rate for the series A preferred stock.

     The series A preferred units are not entitled to the benefit of any sinking fund. Our series A preferred units are entitled to be voted on matters requiring a vote of limited partners based on the percentage interest in us represented by the series A preferred units.

     The series A preferred units will be redeemable by us when and if any outstanding shares of the corresponding series A preferred stock of FelCor are redeemed by FelCor and in the same proportion that the shares of series A preferred stock are redeemed. The number of series A preferred units remaining unredeemed must equal at all times the number of shares of series A preferred stock remaining unredeemed. Upon redemption, we will either issue common units based on the unit conversion rate or deliver cash in the amount equal to the aggregate market value of the number of shares of common stock of FelCor into which the corresponding series A preferred stock is then convertible. In either case, the number of common units issued and amount of cash paid will equal the number of shares of FelCor common stock or amount of cash paid in the redemption of the corresponding shares of series A preferred stock. Upon redemption, we will also pay any accrued and unpaid distributions with respect to the redeemed units.

  Series B Preferred Units

     Our series B preferred units rank senior to our common units and class B units and on a parity with our series A preferred units with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of us. Our series B preferred units will rank on a parity with the series C and D preferred units to be issued in the partnership merger with respect to payment of distributions and senior to the series C and D preferred units with respect to payment of amounts upon our liquidation, dissolution or winding-up.

     As the holder of our series B preferred units, FelCor is entitled to receive out of available cash if and when declared by FelCor, acting as general partner, cumulative preferential distributions at the rate of $225 per unit per year. These distributions are payable quarterly on the last day of each January, April, July and October. No interest is payable in respect of any distribution payment on series B preferred units that is in arrears.

     Upon our liquidation, dissolution or winding-up, holders of our series B preferred units are entitled to receive an amount equal to the liquidation preference of $2,500 per unit plus any accumulated and unpaid distributions on them before any distribution of assets is made to holders of our common units, class B units or any other class or series of units ranking junior to the series B preferred units as to liquidation rights. If our assets are insufficient to pay these liquidation amounts in full to holders of the series B preferred units and holders of our other units ranking on a parity with the series B preferred units with respect to liquidation rights, all of those holders will share ratably the available assets based on the liquidation preference of the various units. After payment in full of the liquidation preference to which they are entitled, holders of the series B preferred units will not be entitled to any further participation in any distribution of assets by us.

     Our series B preferred units are not convertible and are not entitled to the benefit of any sinking fund. Our series B preferred units are entitled to be voted on matters requiring a vote of limited partners based on the percentage interest in us represented by the series B preferred units.

     The series B preferred units will be redeemable by us when and if any shares or fractions of those shares of the corresponding series B preferred stock of FelCor are redeemed by FelCor and in the same proportion as the shares or fractions of those shares of series B preferred stock are redeemed.

     The number of series B preferred units remaining unredeemed must at all times equal the number of shares of series B preferred stock remaining unredeemed. Because the series B preferred stock is not redeemable prior to May 7, 2003, the series B preferred units are not redeemable prior to the date. Upon redemption, we will pay a cash redemption price of $2,500 per unit, plus all accrued and unpaid distributions on the redeemed units. The $2,500 redemption price may only be paid from the sale proceeds of other equity interests of us and not from any other source.

NEW SERIES C AND D PREFERRED UNITS

     Effective as of the closing of the partnership merger, FelCor, in its capacity as our general partner, will adopt an amended and restated partnership agreement to restate the partnership agreement to reflect all prior amendments and to amend the agreement to provide for the creation of:

     - 755,954 series C preferred units; and

     - 392,157 series D preferred units.

     We will issue the new series C and D preferred units in the partnership merger in exchange for the MeriStar Partnership series C and D preferred units. None of our preferred units to be issued in the partnership merger will be issued to FelCor, as successor to MeriStar under the merger.

  Series C Preferred Units to be Issued in the Partnership Merger

     Our series C preferred units, when issued, will rank senior to our common units and class B units and on a parity with our series A, B and D preferred units with respect to payment of distributions by us. They will also rank junior to the series A and B preferred units and on a parity with our common units, class B units and series D preferred units with respect to the payment of amounts upon liquidation, dissolution or winding up of us.

     The holders of our series C preferred units will be entitled to receive distributions, when and as determined by FelCor acting as our general partner, prior and in preference to any distribution with respect to our common units or class B units, at the rate of $0.5575 per series C preferred unit per quarter. These distributions will be non-cumulative.

     When we pay a quarterly distribution on our common units of at least $0.5575 per unit, the right of the holders of series C preferred units to receive preferential distributions will cease, and all outstanding series C preferred units will be automatically converted to common units on a one-for-one basis. The first quarterly distributions on the series C preferred units will be a fraction of the regular quarterly distribution based on the number of days elapsed since the closing of the partnership merger.

     Our series C preferred units will not be entitled to the benefit of any sinking fund. The series C preferred units will be entitled to be voted on matters requiring a vote of partners based on the number of common units into which the series C preferred units are then convertible and will vote together with the common units and not as a separate group or class. Any amendment of our partnership agreement that would materially and adversely affect the distribution, liquidation or conversion rights and preferences of the series C preferred units will require the approval of holders of at least a majority of the series C preferred units.

     In all other respects, the series C preferred units will have the same rights, preferences and obligations as common units.

  Series D Preferred Units to be Issued in the Partnership Merger

     Our series D preferred units, when issued, will rank senior to our common and class B units and on a parity with our series A, B and C preferred units with respect to the payment of distributions. They will also rank junior to our series A and B preferred units and on a parity with our common units, class B units and series C preferred units with respect to the payment of amounts upon liquidation, dissolution or winding up of us.

     The holders of our series D preferred units will be entitled to receive distributions, unless FelCor acting as general partner determines that we do not have cash available, prior and in preference to any distribution with respect to common units or class B units, equal to 6.5% per annum, compounded quarterly to the extent not distributed, times the amount of $22.16 per series D preferred unit.

     These distributions will be cumulative from the last date on which any distributions were paid with respect to class D preferred units of MeriStar Partnership for which the series D preferred units are exchanged in connection with the partnership merger and will be payable quarterly in arrears on the last day of January, April, July and October of each year. The first quarterly distribution on the series D preferred units will be a fraction of the regular quarterly distribution based on the number of days elapsed since the closing of the partnership merger.

     Our series D preferred units will not be convertible and will not be entitled to the benefit of any sinking fund. The series D preferred units will be entitled to be voted on matters requiring a vote of partners based on one vote per series D preferred unit and will vote together with the common units and not as a separate group or class. Any amendment of our partnership agreement that would materially and adversely affect the distribution, liquidation or conversion rights and preferences of the series D preferred units will require the approval of holders of at least a majority of the series D preferred units.

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     We may redeem any or all of the outstanding series D preferred units for cash at a redemption price of $22.16 per unit, plus an amount equal to all distributions accrued and unpaid on the units to the date of redemption, without interest. FelCor will have the right, in our place, to purchase all or any portion of the series D preferred units and may elect to issue shares of FelCor common stock instead of paying the cash purchase price. The number of shares to be issued for each series D preferred unit will equal $22.16 divided by the average daily market price of FelCor common stock for the five consecutive trading days preceding receipt of the notice of redemption.

     In addition, the holders of the series D preferred units also have the right, on one occasion only on or after April 1, 2004, to require us to redeem all of their series D preferred units at a redemption price of $22.16 per unit. This redemption will be treated like a standard redemption under the partnership agreement, except for the redemption price and except that the series D preferred unit holders, instead of FelCor, will be entitled to determine whether they receive cash or shares of FelCor common stock in exchange for their units.

     In all other respects, the series D preferred units will have the same rights, preferences and obligations as common units.

INDEMNIFICATION

     Under our partnership agreement, we must indemnify, to the fullest extent provided by law, any existing or former general partner or its director or officer and any other persons or entities as FelCor may deem advisable, in its sole discretion, from and against any and all losses, claims, damages, liabilities, joint or several, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the indemnitee may be involved, or is threatened to be involved, as a party or otherwise. In each case, this indemnity may only be provided if the indemnitee acted in good faith, in a manner which the indemnitee believed to be in, or not opposed to, our best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee's conduct was unlawful. To the fullest extent permitted by law, we are also obligated to advance the expenses incurred by an indemnitee in defending any claim or proceeding upon receipt of a written undertaking of the indemnitee to repay any advances if the indemnitee is ultimately determined not to be entitled to indemnification.

     These indemnification rights are cumulative with any other rights or remedies afforded to an indemnitee. Any indemnification will be made only out of our assets. Limited partners will have no personal obligation to any indemnitee as a result of these provisions.

     An indemnitee will not be denied indemnification in whole or in part because the indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of our partnership agreement.

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                        COMPARISON OF UNITHOLDER RIGHTS

     We are a Delaware limited partnership and, accordingly, the rights of our unitholders will be governed by our partnership agreement and Delaware law. MeriStar Partnership is a Delaware limited partnership and, accordingly, the rights of MeriStar Partnership unitholders are governed by the partnership agreement of MeriStar Partnership and Delaware law.

     At the time of the partnership merger, MeriStar Partnership unitholders automatically will become unitholders of us, and their rights as partners will be determined by our amended and restated partnership agreement and Delaware law. FelCor is the general partner of us, and MeriStar is the general partner of MeriStar Partnership. As general partners, FelCor and MeriStar each has the exclusive right to manage the business and affairs of the partnership for which they serve as general partner.

     As of August 30, 2001, MeriStar Partnership had the following outstanding units:

     - 47,286,249 class A common units;

     - 800,000 profits-only partnership units, of which 649,166 will be fully vested at the time, or as a consequence, of the merger or the partnership merger;

     - 964,227 class C preferred units; and

     - 392,157 class D preferred units.

     No class B units of MeriStar Partnership are outstanding.

     MeriStar owns 93.9% of the common units. The profits-only partnership units are held by executive officers of MeriStar. See "The Merger -- Interests of Certain Persons in the Merger and the Partnership Merger."

     The following comparison summarizes the material differences between the rights of unitholders of us and MeriStar Partnership but is not intended to list all of the differences. When reading this comparison, you should refer to our and MeriStar Partnership's partnership agreements, including all amendments, for complete information.

ISSUANCE OF ADDITIONAL PARTNERSHIP INTERESTS

     FelCor Partnership. FelCor is authorized to cause us to issue partnership units to our partners, including FelCor and its affiliates, or to other persons. These units may be issued in one or more classes or series, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to those of the existing classes or series of units, as determined by FelCor in its sole and complete discretion without the approval of any limited partner. These units may be issued for any partnership purpose at any time for any consideration and on the terms and conditions established by FelCor in its sole discretion.

     MeriStar Partnership. MeriStar is authorized to cause MeriStar Partnership to issue partnership units or interests or options in these partnership units or interests, to its partners, including MeriStar and its affiliates, or other persons. These units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including, without limitation, rights, powers and duties senior to those of the outstanding MeriStar Partnership units, as determined by MeriStar, in its sole and absolute discretion without the approval of any limited partner, subject to the limitations described below.

     No partnership unit or interest may be issued to any persons unless that issuance:

     - does not have a material adverse impact on:

      - the existing rights of limited partners to exercise their exchange rights in connection with an exchange rights agreement then in effect, or

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      - the economic interests of the limited partners in the allocations set forth in an exhibit to the partnership agreement;

     - does not cause MeriStar Partnership to become, with respect to an employee benefit plan subject to Title I of ERISA, a "party in interest" or a "disqualified person"; and

     - does not cause any portion of the assets of MeriStar Partnership to be assets of any employee benefit plan subject to Section 2510.3-101 of the regulations of the U.S. Department of Labor.

DISTRIBUTIONS

     FelCor Partnership. Our partnership agreement requires the distribution of cash on at least a quarterly basis in an amount, if any, as determined by FelCor in its sole discretion to be available and appropriate for distribution. Our partnership agreement provides that unless FelCor determines that a distribution would not be in our best interests, it is the intent but not our obligation to make annual distributions in amounts sufficient for FelCor to meet its REIT distribution requirements. We make distributions to all partners who are partners on the record date for the distribution in the following order:

     - first, to each partner, including FelCor, who holds a partnership unit of a class or series that is entitled to a preference according to the rights of that class or series of partnership unit; and

     - second, to the extent that there is available cash after payment of any preferences, to the partners who hold partnership units that are not entitled to a preference in distribution, including common units and class B units, pro rata, in proportion to the partner's percentage ownership interest in us.

     Series C preferred units will be entitled to receive quarterly, non-cumulative preferred distributions of $0.5575 per unit until the distribution rate on our common units is at least $0.5575 per unit. Our series C preferred units rank senior to our common and class B units and on a parity with our series A, B and D preferred units as to distributions.

     Series D preferred units will be entitled to receive distributions at a cumulative rate of 6.5% per year on $22.16 per unit, compounded quarterly to the extent not distributed. Our series D preferred units rank senior to our common and class B units and on a parity with our series A, B and C preferred units as to distributions.

     MeriStar Partnership. The partnership agreement of MeriStar Partnership requires quarterly distributions of net operating cash flow generated by MeriStar Partnership during the applicable time period. The partnership agreement also requires MeriStar to use its best efforts to cause MeriStar Partnership to distribute sufficient amounts for MeriStar to meet its REIT distribution requirements. Net operating cash flows for any period are the excess of:

     - the gross cash receipts of MeriStar Partnership for that period, including capital contributions and asset sale proceeds, over

     - the sum of various costs and expenditures specified in the partnership agreement and any reserves required by the management contracts relating to MeriStar Partnership hotels or reasonably determined by MeriStar to be necessary.

     MeriStar, as the general partner of MeriStar Partnership, will determine in its sole and absolute discretion the amount of the partnership distributions to be made. Distributions will be made to all partners who are partners on the record date for the distribution.

     Class C preferred units are entitled to receive quarterly, non-cumulative preferred distributions of $0.5575 per unit until the distribution rate on the common units of MeriStar Partnership is at least $0.5575 per unit. The class C preferred units rank senior to all common units and on a parity with the class D preferred units as to distributions.

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     Class D preferred units are entitled to receive distributions at a cumulative rate of 6.5% per year on $22.16 per unit, compounded quarterly to the extent not distributed. The class D preferred units rank senior to all common units and on a parity with class C preferred units as to distributions.

     The MeriStar Partnership profits-only units are entitled to receive distributions only from the proceeds from sales of hotels and other assets, as determined by MeriStar.

     Following the payment of preferred distributions, the holders of common units, including MeriStar, are entitled to distributions pro rata in accordance with their percentage interests in MeriStar Partnership.

REDEMPTION

     FelCor Partnership. Except as provided below, each holder of our common units has the right to require us to redeem those units for either cash or shares of FelCor common stock, at the election of FelCor. A holder of our common units that exercises the unit redemption right is entitled to receive one share of FelCor common stock for each unit redeemed or, at the option of FelCor, cash in an amount equal to the market value of the FelCor common stock otherwise receivable. The market value of a share of FelCor common stock for this purpose will be equal to the average of the daily market price of a share of FelCor common stock on the NYSE for the ten consecutive trading days before the day on which the redemption notice was received by FelCor. No redemption will occur if the issuance of shares of FelCor common stock would result in any of several events for FelCor, as described above under the caption "Description of the Partnership Agreement and Units of FelCor Partnership -- Outstanding Units of FelCor Partnership -- Common Units."

     A notice of redemption delivered to FelCor will serve to exercise the redemption right. A unitholder may not exercise the redemption right for fewer than 100 common units, or if the unitholder holds fewer than 100 common units, all of the common units held by that unitholder. The redeeming partner will have no right to receive any distributions paid after the redemption date with respect to those units redeemed.

     MeriStar Partnership limited partners who receive our common units in the partnership merger will be permitted to exercise the unit redemption right at any time after the partnership merger. Our series C preferred units will have the same redemption rights as our common units. Our series D preferred units will be mandatorily redeemable at our election at a redemption price of $22.16 per unit plus all accrued and unpaid distributions on the units to the date of redemption, without interest. The holders of our series D preferred units may also elect on one occasion only after April 1, 2004 to require us to redeem their units at the same redemption price, and this redemption will be treated like the standard redemption except that the unitholders, not FelCor, determine whether they will receive cash or shares of FelCor common stock in exchange for their units.

     MeriStar Partnership. Subject to some limitations, each holder of limited partnership units of MeriStar Partnership, other than class D units, has the right to exchange all or a portion of those units for cash or, at the option of MeriStar, common stock of MeriStar, and to sell all or a portion of the remainder of those partnership units to MeriStar at any time before January 1, 2047 on the terms and subject to the conditions set forth in exchange rights agreements among MeriStar and the particular limited partners. These agreements may be amended from time to time.

     In general, the exchange rights of the holders of MeriStar Partnership common units and class C units are substantially the same as the redemption rights as our common unitholders have, except that MeriStar Partnership common and class C unitholders may not exercise their exchange rights with respect to fewer than 1,000 units. You should consult the exchange rights agreement to which you are a party to determine the nature of your existing exchange rights.

     MeriStar Partnership class D preferred units are mandatorily redeemable at the election of MeriStar Partnership at a redemption price of $22.16 per unit plus all accrued and unpaid distributions on the units to the date of redemption, without interest. The holders of the class D preferred units may also elect on one occasion only after April 1, 2004 to require MeriStar Partnership to redeem their units at the same redemption price, and this redemption will be treated like the standard exchange rights except that the
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unitholders, not MeriStar, determine whether they will receive cash or shares of
MeriStar common stock in exchange for their units.

TRANSFERS

     FelCor Partnership. FelCor generally may not transfer any of its general partnership interest except in limited circumstances specified in our partnership agreement. FelCor may transfer from time to time any or all of its partnership interests to one or more of its wholly owned subsidiaries, as long as it retains at all times a one percent general partnership interest and FelCor and its wholly owned subsidiaries own in the aggregate at least 20% of the partnership interests.

     Limited partners may transfer their partnership units without FelCor's consent unless:

     - the transfer would result in us being treated as an association taxable as a corporation;

     - the transfer is effected through an "established securities market" or "secondary market" within the meaning of Section 7704 of the Internal Revenue Code;

     - the transfer would result in a violation of federal or state securities laws or rules; or

     - the transfer would affect our qualification as a partnership under Delaware law.

Transferees of units may not, however, be admitted as limited partners without FelCor's consent, which FelCor may withhold in its sole discretion. All of our units are represented by physical certificates. To effect a unit transfer, a partner must surrender to FelCor the certificate representing the units to be transferred, together with an application for transfer signed by the transferee.

     MeriStar Partnership. MeriStar may not transfer or withdraw its general partnership interest or transfer its limited partnership interests except in limited circumstances specified in the partnership agreement of MeriStar Partnership.

     A limited partner may transfer all or any portion of its partnership interest to any transferee without the consent of MeriStar, unless:

     - the transfer, in the opinion of counsel to MeriStar Partnership, would:

      - require the filing of a registration statement under the Securities Act or would otherwise violate the federal securities laws;

      - change the tax status of the MeriStar Partnership to a corporation,

      - cause MeriStar Partnership to become, with respect to an employee benefit plan subject to Title I of ERISA, a "party in interest" or a "disqualified person";

      - cause any portion of the assets of MeriStar Partnership to be assets of any employee benefit plan subject to Section 2510.3-101 of the regulations of the U.S. Department of Labor; or

      - subject MeriStar Partnership to regulation under the Investment Company Act of 1940, the Investment Advisers Act of 1940 or ERISA;

     - the transfer is a sale or exchange, and the transfer would, when aggregated with all other sales and exchanges during the 12-month period ending on the date of the transfer, result in 50% or more of the interests in MeriStar Partnership's capital and profits to be sold or exchanged during that 12-month period;

     - the transfer is effected through an "established securities market" or a "secondary market" within the meaning of Section 7704 of the Internal Revenue Code; and

     - the transfer is made to a lender to MeriStar Partnership or to a person or entity that is related to any lender to MeriStar Partnership whose loan is a nonrecourse liability.

     Partnership units in MeriStar Partnership are generally not represented by certificates.
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AMENDMENT OF THE PARTNERSHIP AGREEMENTS

     FelCor Partnership. Except as described below, our partnership agreement may only be amended by a proposal made by FelCor as general partner and with the approval of limited partners holding a majority of the outstanding partnership units, including units owned by FelCor. FelCor, as the general partner, may, without the approval of any limited partners or assignees, amend any provision of the partnership agreement to reflect:

     - a change in the name of the partnership;

     - the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

     - the designations, rights, powers, duties and preferences of any new class or series of units of partnership interest;

     - any change reasonable or necessary, in the discretion of FelCor, that is appropriate to qualify us as a limited partnership or advisable to ensure that we are not taxable as a corporation or an entity for federal income purposes; and

     - any change that does not adversely affect the limited partners in any material respect, is necessary to comply with applicable laws then in effect, is appropriate to facilitate the trading of the partnership units or is required by the intent of the partnership agreement.

     FelCor may not, however, amend any provisions of our partnership agreement that require the approval of a percentage of the outstanding partnership units to effect a reduction in the votes necessary to approve that action without the consent or vote of holders of at least that percentage of outstanding partnership units, including units owned by FelCor. An amendment that materially and adversely affects the distribution, conversion or liquidation rights and preferences of any type or class of partnership unit in relation to other types or classes requires the approval of at least a majority of the affected class or type, excluding those held by FelCor. Additionally, FelCor may not amend the partnership agreement to increase the obligations of a limited partner without the limited partner's consent.

     MeriStar Partnership. Except as described below, the partnership agreement of MeriStar Partnership may only be amended with the approval of MeriStar as general partner and the approval of limited partners holding a majority of the MeriStar Partnership units, including MeriStar Partnership units owned by MeriStar.

     MeriStar has the power, without the consent of the limited partners, to amend the partnership agreement of MeriStar Partnership as may be required:

     - to add to the obligations of MeriStar or surrender any right or power granted to MeriStar or any affiliate of MeriStar for the benefit of the limited partners;

     - to reflect the admission, substitution, termination or withdrawal of partners in compliance with the partnership agreement of MeriStar Partnership;

     - to set forth the designations, rights, powers, duties and preferences of any additional partnership interests;

     - to reflect any change that does not affect the limited partners in any material respect, or to cure any ambiguity, to correct or supplement any provision in the partnership agreement of MeriStar Partnership, or to make other changes with respect to matters arising under the partnership agreement of MeriStar Partnership that will not be inconsistent with any other provisions of the partnership agreement or applicable law; and

     - to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local law.

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     The consent of each adversely affected limited partner is necessary for any amendment that would:

     - convert a limited partner's interest into a general partner's interest;

     - modify the limited liability of a limited partner in a manner adverse to the partner;

     - cause the termination of the MeriStar Partnership prior to the times set forth in the partnership agreement;

     - alter the right of a limited partner to receive distributions, liquidation amounts or allocations as described in the MeriStar Partnership Agreement; or

     - amend any part of the provision of the partnership agreement dealing with amendments.

SALE OF SUBSTANTIALLY ALL OF THE PARTNERSHIP ASSETS

     FelCor Partnership. Except in connection with dissolution and liquidation of us, a sale, exchange, or other disposition of all or substantially all of our assets in a single transaction or a series of related transactions will require the approval of 80% of our outstanding units including units held directly or indirectly by FelCor.

     MeriStar Partnership. The partnership agreement of MeriStar Partnership permits MeriStar, as general partner, to cause MeriStar Partnership to engage in a sale of all or substantially all of MeriStar Partnership's assets without the consent of the limited partners.

MEETINGS

     FelCor Partnership. Meetings of the partners may be called at any time by FelCor. Notice of any meeting is required to be mailed to all partners not less than 10 days nor more than 60 days before the date of the meeting. Partners may vote in person or by written consent submitted to FelCor. Whenever the vote or consent of partners is permitted or required under our partnership agreement, this vote or consent may be given at a meeting of partners. Except as otherwise expressly provided in our partnership agreement, the consent of a majority of the percentage interests held by limited partners, including limited partnership interests held by FelCor, controls. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if written consents to the action taken are delivered to FelCor and are signed by the partners holding at least the percentage of partnership units required by our partnership agreement to authorize the action.

     MeriStar Partnership. Meetings of the partners may be called by MeriStar and must be called upon receipt of a written request by limited partners holding 25% or more of the partnership interests. The request must state the nature of the business to be transacted. Notice of any meeting is required to be given to all partners not less than seven days nor more than 30 days before the date of the meeting. Partners may vote in person or by proxy at the meeting. Whenever the vote or consent of limited partners is permitted or required under the partnership agreement of MeriStar Partnership, this vote or consent may be given at a meeting of partners or by written consent. Except as otherwise expressly provided in the MeriStar Partnership agreement, the affirmative vote or consent of a majority of the percentage interests held by partners, including limited partnership interests held by MeriStar, controls.

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                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

OVERVIEW

     The following discussion describes the material federal income tax consequences of the partnership merger and the subsequent ownership and disposition of our units by former MeriStar Partnership unitholders, other than FelCor, as successor to MeriStar. This discussion assumes that we and MeriStar Partnership will be treated as partnerships for federal income tax purposes and not as corporations, associations taxable as corporations, or publicly traded partnerships taxable as corporations. The information in this section is based on current provisions of the Internal Revenue Code of 1986, or the Code, current, temporary, and proposed Treasury regulations thereunder, the legislative history of the Code, and current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer that receives that ruling, and court decisions. Future legislation, Treasury regulations, administrative interpretations, or court decisions, which could apply retroactively, could affect the accuracy of statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of those changes. No attempt has been made to comment on all U.S. federal income tax consequences of the partnership merger and related transactions that may be relevant to unitholders of MeriStar Partnership who receive our units in the partnership merger. Unitholders of MeriStar Partnership may not all be affected in the same manner by the tax considerations discussed below because of their different tax situations.

     Hunton & Williams, special tax counsel to FelCor, and Paul, Weiss, Rifkind, Wharton & Garrison, counsel to MeriStar, have reviewed this discussion and are of the opinion that it fairly describes the U.S. federal income tax consequences that are likely to be material to a MeriStar Partnership unitholder as a result of the partnership merger. Each of the opinions discussed in this paragraph has been filed as an exhibit to the registration statement of which this prospectus forms a part. These opinions are based on various assumptions, including assumptions regarding the accuracy of factual representations made by FelCor and MeriStar and the parties to the merger agreement taking actions contemplated by, and otherwise satisfying their obligations under, the merger agreement, are subject to limitations, and are not binding on the Internal Revenue Service or any court. The Internal Revenue Service may challenge part or all of those opinions and such a challenge could be successful.

     THE FOLLOWING DISCUSSION MAY NOT APPLY TO PARTICULAR CATEGORIES OF UNITHOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, SUCH AS INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, ESTATES, TRUSTS, TAX-EXEMPT ORGANIZATIONS, NON-U.S. PERSONS, PERSONS WHO DO NOT HOLD THEIR MERISTAR PARTNERSHIP UNITS AS A CAPITAL ASSET, UNITHOLDERS WHOSE UNITS WERE ACQUIRED AS COMPENSATION, AND OTHER PERSONS SUBJECT TO SPECIAL TAX TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. IN ADDITION, THIS DISCUSSION MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU AS A HOLDER OF FELCOR PARTNERSHIP UNITS. UNITHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS AND MATTERS REFERRED TO IN THIS SECTION, INCLUDING THE STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE TRANSACTIONS AND MATTERS REFERRED TO IN THIS SECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     AS NOTED ABOVE, THIS DISCUSSION DOES NOT ADDRESS ANY TAX CONSEQUENCES TO MERISTAR PARTNERSHIP UNITHOLDERS THAT ARE NON-U.S. PERSONS. SPECIAL TAX CONSIDERATIONS MAY APPLY TO A MERISTAR PARTNERSHIP UNITHOLDER THAT ITSELF IS A U.S. PARTNERSHIP OR LIMITED LIABILITY COMPANY BUT WHICH HAS NON-U.S. PERSONS AS PARTNERS OR MEMBERS. ACCORDINGLY, ANY MERISTAR PARTNERSHIP UNITHOLDER THAT IS A PARTNERSHIP OR LIMITED LIABILITY COMPANY AND WHOSE PARTNERS OR MEMBERS INCLUDE NON-U.S. PERSONS SHOULD CONSULT WITH ITS OWN TAX ADVISOR REGARDING ANY SPECIAL U.S. TAX CONSEQUENCES TO IT AND ITS PARTNERS OR MEMBERS THAT MAY RESULT FROM THE TRANSACTIONS DESCRIBED IN THIS SECTION.

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TAX STATUS OF FELCOR PARTNERSHIP AND MERISTAR PARTNERSHIP

     An entity that is classified as a partnership for federal income tax purposes generally is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its allocable share of income, gains, losses, deductions, and credits of the partnership in computing its federal income tax liability, even if no cash distributions are made by the partnership to the partner. Distributions of money by a partnership to a partner generally are not taxable unless the amount of the distribution exceeds the partner's adjusted basis in its partnership interest.

     An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

     - is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification, referred to as the "check-the-box regulations"; and

     - either is not a "publicly traded" partnership or is classified as a publicly traded partnership but satisfies the 90% passive income exception described below.

     Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as a partnership or as an association taxable as a corporation. If this type of domestic entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. An entity that was treated as a partnership under the Treasury regulations that were in effect prior to January 1, 1997 will retain its partnership classification unless it has only one member. In addition, the federal income tax classification of an entity that was in existence prior to January 1, 1997 will be respected for all periods prior to January 1, 1997 if:

     - the entity had a reasonable basis for its claimed classification;

     - the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997; and

     - neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

     Each of MeriStar Partnership's predecessor and we reasonably claimed partnership classification under the Treasury regulations relating to entity classification in effect prior to January 1, 1997. In addition, we and MeriStar Partnership intend to continue to be classified as partnerships for federal income tax purposes and will not elect to be treated as associations taxable as corporations under the check-the-box regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for that year consists of passive-type income, including real property rents, which includes rents that would be qualifying income for purposes of the 75% gross income test, with modifications that generally make it easier for the rents to qualify for the 90% passive income exception, gains from the sale or other disposition of real property, interest, and dividends. That exception from taxation as a corporation is referred to as the 90% passive income exception.

     Treasury regulations referred to as the PTP regulations provide limited safe harbors from the definition of a publicly traded partnership. Under one of those safe harbors, referred to as the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933 and the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if substantially all of the value of the owner's interest in the entity is attributable to the entity's direct

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or indirect interest in the partnership and a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. After the partnership merger, MeriStar Partnership will qualify for the private placement exclusion. We will not qualify for the private placement exclusion because we will have more than 100 partners and our units issued to the MeriStar Partnership unitholders will have been registered under the Securities Act of 1933 according to this prospectus. As a result, there is a substantial risk that we will be classified as a publicly traded partnership. However, even if we are classified as a publicly traded partnership, we will not be treated as a corporation under the PTP regulations because we will be eligible for the 90% passive income exception.

     Assuming that we are classified as a publicly traded partnership after the partnership merger, our unitholders will not be able to use losses from other passive activities to offset their share of our income and gains. In addition, our unitholders only will be able to use their share of our losses, other than a loss incurred upon a complete disposition of our units, to offset their allocable share of our income and gains, and will not be able to use the losses to offset their income and gains from other passive activities.

     We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that we and/or MeriStar Partnership will be treated as a partnership for federal income tax purposes. Instead, Hunton & Williams, special tax counsel to FelCor, will deliver an opinion to FelCor and MeriStar at closing stating that we have been since our formation, and continue to be, treated for federal income tax purposes as a partnership and not as a corporation or an association taxable as a corporation. In addition, Paul Weiss, Rifkind, Wharton & Garrison will deliver an opinion to FelCor and MeriStar at closing stating that MeriStar Partnership has been since its formation, and continues to be, treated for federal income tax purposes as a partnership and not as a corporation or an association taxable as a corporation. The obligation of FelCor and MeriStar to complete the merger is subject to the non-waivable condition that each of Hunton & Williams and Paul Weiss deliver these opinions to FelCor and MeriStar. These opinions will be subject to limitations and will be based on various assumptions, including assumptions regarding the accuracy of factual representations made by FelCor and MeriStar and the parties to the merger agreement taking actions contemplated by, and otherwise satisfying their obligations under, the merger agreement. Unlike a tax ruling, an opinion of counsel is not binding upon on the Internal Revenue Service, and the Internal Revenue Service could challenge the status of either FelCor Partnership or MeriStar Partnership as a partnership for federal income tax purposes. If that challenge were sustained by a court, FelCor Partnership or MeriStar Partnership, as applicable, would be treated as a corporation for federal income tax purposes, as described below. The opinions of Hunton & Williams and Paul Weiss will be based on existing law, which to a great extent consists of administrative and judicial interpretation. Subsequent administrative or judicial changes could modify the conclusions expressed in the opinions.

     If for any reason we were taxable as a corporation, rather than as a partnership, for federal income tax purposes, most, if not all, of the tax consequences described below would not apply and distributions to our unitholders could be materially reduced. If either MeriStar Partnership or we were taxable as a corporation, the items of income and deduction of MeriStar Partnership or us would not pass through to our partners, and our partners would be treated as stockholders for tax purposes. MeriStar Partnership or we, as applicable, would be required to pay income tax at corporate rates on our net income, and distributions to our partners would constitute dividends that would not be deductible in computing the partnership's taxable income. Moreover, if either partnership were taxable as a corporation, FelCor would not be able to qualify as a REIT and would be taxable as a regular corporation. This likely would have the effect of reducing the value of FelCor common stock, which, in turn, would adversely affect the value of our units because our units are redeemable for shares of FelCor common stock or their cash equivalent, generally, subject to specified exceptions at the election of FelCor.

TAX CONSEQUENCES OF THE PARTNERSHIP MERGER TO MERISTAR PARTNERSHIP UNITHOLDERS

     In the partnership merger, our wholly-owned subsidiary will be merged with and into MeriStar Partnership, with MeriStar Partnership surviving as our subsidiary. After the partnership merger, all of the partnership interests in MeriStar Partnership will be owned, directly or indirectly through intervening entities, including a taxable REIT subsidiary, by us. Holders of MeriStar Partnership common units other
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than FelCor and its subsidiaries, will receive, for each MeriStar Partnership common unit issued and outstanding immediately before the partnership merger, $4.60 in cash and 0.784 of our common units. Holders of MeriStar Partnership Class C preferred units will receive, for each MeriStar Partnership Class C preferred unit issued and outstanding immediately before the partnership merger, $4.60 in cash and 0.784 of our Series C preferred units. Holders of MeriStar Partnership Class D preferred units will receive, for each MeriStar Partnership Class D preferred unit issued and outstanding immediately before the partnership merger, one of our Series D preferred units. Holders of MeriStar Partnership profits-only partnership units will receive, for each MeriStar Partnership profits-only partnership unit issued and outstanding immediately before the partnership merger other than unvested units, $4.60 in cash and 0.784 of our common units. Cash will be paid instead of issuing fractional units.

  Taxable Gain or Loss

     In the partnership merger, each MeriStar Partnership unitholder will be treated for tax purposes as contributing its MeriStar Partnership units to us in exchange for our units and, where applicable, cash in a transaction described in section 721 of the Internal Revenue Code. In general, under section 721 of the Internal Revenue Code, no gain or loss is recognized by a partnership or any of its partners in the case of a contribution of property to the partnership in exchange for an interest in the partnership unless one of several exceptions applies. The relevant exceptions to the general rule of nonrecognition are discussed below.

     A holder of MeriStar Partnership units generally will not recognize taxable gain or loss at the time of the partnership merger unless:

     - the MeriStar Partnership unitholder receives a distribution of cash in the partnership merger, including a deemed cash distribution resulting from a net reduction in the unitholder's share of partnership liabilities in excess of the unitholder's adjusted tax basis in its units;

     - the contribution of MeriStar Partnership units to us is treated in whole or in part as a "disguised sale" of the MeriStar Partnership units under section 707 of the Internal Revenue Code;

     - prior to the partnership merger, the MeriStar Partnership unitholder guaranteed a portion of the indebtedness of MeriStar Partnership but, after the partnership merger, the unitholder does not guarantee an equivalent amount of our indebtedness or indebtedness of MeriStar Partnership that remains outstanding after the partnership merger; or

     - the MeriStar Partnership unitholder is required to recognize income or gain under the "at-risk recapture" rules.

Those potential gain recognition situations are discussed below.

     Even if a holder of MeriStar Partnership units does not recognize taxable gain at the time of the partnership merger, the occurrence of subsequent events could cause the unitholder to recognize all or part of the gain that was deferred either through the original contribution of assets to MeriStar Partnership or through the partnership merger. See "-- Effect of Subsequent Events on Holders of FelCor Partnership Units" below.

  Receipt of Cash

     If a partner receives cash from a partnership in a contribution transaction, the transaction will be treated as a part contribution, part sale transaction in which the partner will be treated as having sold a part of the contributed property to the partnership in exchange for the cash received. The partner generally will recognize gain or loss to the extent that the transaction is treated as a disguised sale, as described below. To the extent that the transaction is not treated as a disguised sale, the cash received in the transaction should be treated as a distribution that is not part of a disguised sale. The partner will recognize gain with respect to that distribution to the extent that the amount of the distribution exceeds the partner's adjusted tax basis in its partnership interest immediately before the distribution.

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     Each MeriStar Partnership unitholder who receives cash in exchange for its
MeriStar Partnership units, including cash received instead of a fractional FelCor Partnership unit, will be treated as having sold part of its MeriStar Partnership units to us in exchange for the cash received. A MeriStar Partnership unitholder will recognize gain or loss to the extent that its contribution of units is treated as a disguised sale, as described in "-- Disguised Sale Upon Receipt of Cash" below. To the extent that the unitholder's contribution of units is not treated as a disguised sale, the cash received in the partnership merger should be treated as a distribution by us, in which case the MeriStar Partnership unitholder will recognize gain to the extent that the amount of the distribution exceeds its adjusted tax basis in its FelCor Partnership units immediately before the distribution. As described in "-- Disguised Sale Upon Receipt of Cash" below, however, the Internal Revenue Service may assert that a greater amount of the gain should be recognized.

  Disguised Sale Upon Receipt of Cash

     The receipt of cash by a MeriStar Partnership unitholder in the partnership merger may cause the "disguised sale" rules to apply with respect to the contribution of MeriStar Partnership units to us in the partnership merger.
Section 707 of the Code and the applicable Treasury regulations thereunder, which are referred to as the disguised sale rules, generally provide that a disguised sale of property has occurred if a partner contributes property to a partnership and the partnership transfers money or other consideration to the partner. Under the disguised sale rules, a contribution to a partnership and any transfer to a partner that occur within two years of each other are presumed to be a disguised sale unless the facts and circumstances clearly establish that the contribution and transfer do not constitute a disguised sale or an exception to disguised sale treatment applies.

     A MeriStar Partnership unitholder who receives cash in the partnership merger may be deemed to have sold all or a portion of its MeriStar Partnership units to us in a fully taxable transaction. Under the "debt-financed transfer" provisions of the disguised sale rules, if a partner transfers property to a partnership, the partnership incurs a liability, and all or a portion of the proceeds of that liability are transferred to the partner within 90 days of incurring the liability, the distribution to the partner is taken into account for purposes of the disguised sale rules only to the extent that the amount of money or the fair market value of the other property transferred to the partner exceeds the partner's allocable share of the partnership liability. The remainder of the distribution generally would be treated as a distribution that is not part of a disguised sale, as described below.

     For purposes of the disguised sale rules, a partner will be allocated a share of a recourse liability of a partnership to the extent that the partner, or a person related to the partner, bears the economic risk of loss for the liability. A partner generally will be treated as bearing the economic risk of loss for a liability to the extent that the partner guarantees, or agrees to reimburse the obligor or guarantor with respect to, indebtedness of the partnership. A partner will be allocated a share of a nonrecourse liability of a partnership equal to the partner's share of the partnership's excess nonrecourse liabilities. We allocate our excess nonrecourse liabilities among our partners in accordance with their respective percentage interests in us.

     Immediately after and in connection with the partnership merger, we or our wholly-owned subsidiary will incur a recourse liability or increase an existing recourse liability. To the extent that we increase an existing recourse liability, the increase should be treated as a liability separate from the existing liability for purposes of the disguised sale rules. There can be no assurance, however, that the Internal Revenue Service would not assert successfully that other increases in the existing liability that occur close in time to the increase at issue should be aggregated and treated as one liability for purposes of the disguised sale rules. A portion of the proceeds of the liability will be distributed to the former MeriStar Partnership unitholders in payment of the $4.60 per unit of cash consideration in the partnership merger.

     We will provide to each MeriStar Partnership unitholder the opportunity, prior to the closing of the partnership merger, to agree to reimburse FelCor with respect to a portion of the debt incurred or increased equal to the amount of cash consideration to be received by that unitholder. This mechanism is referred to as a "bottom guaranty." If a unitholder elects to agree to reimburse FelCor with respect to a

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portion of the debt, we will maintain outstanding at least that portion of the debt until the earlier of five years after the closing of the partnership merger or the date on which the unitholder has redeemed or disposed of all of our units received by the unitholder in the partnership merger.

     A former MeriStar Partnership unitholder that enters into a bottom guaranty with respect to a portion of our debt that is at least equal to the amount of cash consideration to be received by that unitholder in the partnership merger should not recognize gain under the disguised sale rules because the cash distributed to the unitholder will not exceed the unitholder's allocable share of the related liability. Instead, the cash received in the partnership merger should be treated as a distribution by us, in which case the unitholder will recognize gain to the extent that the amount of the distribution exceeds the unitholder's adjusted tax basis in his FelCor Partnership units immediately before the distribution. There can be no assurance, however, that the bottom guaranties will be effective to prevent a disguised sale and, therefore, to defer taxable gain that a former MeriStar Partnership unitholder otherwise would recognize at the time of the partnership merger. Upon the termination of the term of the bottom guaranty, a MeriStar Partnership unitholder will be treated as receiving a deemed cash distribution to the extent that its share of our liabilities is reduced. A MeriStar Partnership unitholder will recognize gain to the extent that the deemed cash distribution exceeds the unitholder's adjusted tax basis in our units.

     A former MeriStar Partnership unitholder that elects not to enter into a bottom guaranty with respect to a portion of our debt will recognize gain upon the receipt of the cash consideration in the partnership merger because the unitholder will not be allocated any share of the liability incurred to fund the cash consideration. As a result, the unitholder will be distributed cash that exceeds its allocable share of the liability. Accordingly, the distribution of the cash proceeds will be taken into account for purposes of the debt-financed transfer provisions of the disguised sale rules, and a disguised sale will be treated as occurring, to the extent of the cash distributed to the unitholder. The disguised sale would be treated as a sale for all purposes of the Code.

     As a result of the disguised sale, a MeriStar Partnership unitholder will be required to recognize gain equal to the excess of the sum of the cash distribution that is taken into account for purposes of the disguised sale rules and the portion of the unitholder's share of MeriStar Partnership liabilities allocable to the units treated as sold over the unitholder's adjusted tax basis in the portion of its MeriStar Partnership units that the unitholder is treated as having sold. The portion of its MeriStar Partnership units that a unitholder will be treated as having sold should be equal to a fraction, the numerator of which is the amount of cash received in the partnership merger, other than any cash that is treated as a distribution that is not part of a disguised sale, and the denominator of which is the amount of cash, other than any cash that is treated as a distribution that is not part of a disguised sale, plus the value of our units received in the partnership merger. The denominator would also include any deemed cash distribution that is treated as a part of a disguised sale as described in "-- Disguised Sale Upon Deemed Receipt of Cash" below. A MeriStar Partnership unitholder's aggregate adjusted tax basis in its MeriStar Partnership units should be allocated to the portion of those units that the unitholder is deemed to sell to us based on the fraction determined above. Because the law is not entirely clear regarding the allocations of units sold and adjusted tax basis in part sale, part contribution transactions, it is possible that the Internal Revenue Service will not respect the allocation of MeriStar Partnership units sold and adjusted tax basis described in this paragraph.

     The amount of cash received by a MeriStar Partnership unitholder in the partnership merger that is not taken into account for purposes of the disguised sale rules, or the amount of the cash that equals the unitholder's allocable share of the liability, should be treated as a distribution by us that is not part of a disguised sale. In that case, a MeriStar Partnership unitholder would recognize gain on the distribution to the extent that the amount of the distribution exceeds the unitholder's adjusted tax basis in its FelCor Partnership units immediately before the distribution. As described below, it is possible that the Internal Revenue Service could contend otherwise and that the Internal Revenue Service would prevail with that contention.

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     Application of the disguised sale and debt-financed transfer rules to transactions of the kind contemplated by the partnership merger is unclear. Although the foregoing description is based on the relevant statutory and regulatory provisions, the Internal Revenue Service may assert that a greater portion, or all, of the cash received in the partnership merger should be treated as having been received in a disguised sale. It is possible that the Internal Revenue Service could be successful with that assertion. In that case, a former MeriStar Partnership unitholder could be required to recognize more of the deferred gain associated with its MeriStar Partnership units that is not otherwise recognized in the partnership merger. Each MeriStar Partnership unitholder is urged to consult its own tax advisor regarding the application of the disguised sale rules to the unitholder in the partnership merger.

  Character of Gain

     In general, any gain or loss recognized on the sale of MeriStar Partnership units will be capital gain or loss and will be long-term capital gain or loss if the unitholder has held its MeriStar Partnership units for more than one year. However, any portion of the MeriStar unitholder's recognized gain on the sale that is attributable to "unrealized receivables" of MeriStar Partnership, as defined in section 751 of the Code, will give rise to ordinary income. Unrealized receivables include, to the extent not previously included in MeriStar Partnership's income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts attributable to prior depreciation deductions that would be subject to recapture as ordinary income if MeriStar Partnership had sold its assets at their fair market value at the time of the partnership merger.

     A unitholder generally must hold its units for more than one year for gain or loss derived from the sale or exchange of those units to be treated as long-term capital gain or loss. On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001. That legislation reduces the highest marginal individual income tax rate of 39.6% to 39.1% for the period from July 1, 2001 to December 31, 2001, to 38.6% for the period from January 1, 2002 to December 31, 2003, to 37.6% for the period from January 1, 2004 to December 31, 2005, and to 35% for the period from January 1, 2006 to December 31, 2010. The maximum tax rate on long-term capital gain applicable to individuals, trusts, and estates generally is 20% for sales and exchanges of assets held for more than one year, but is 25% to the extent that the gain is attributable to specific types of previously taken depreciation deductions. The applicable Treasury regulations apply the 25% rate to a sale of an interest in a pass-through entity, such as a partnership, to the extent that the gain realized on the sale of the interest is attributable to prior depreciation deductions by the partnership that have not otherwise been recaptured as ordinary income. Accordingly, any gain on the exchange of MeriStar Partnership units held for more than one year could be treated partly as long-term capital gain subject to a 20% tax rate, partly as gain from the sale of depreciable real property subject to a 25% tax rate to the extent attributable to prior depreciation deductions by MeriStar Partnership that have not been otherwise recaptured as ordinary income, and partly as ordinary income to the extent attributable to unrealized receivables. Thus, gain recognized by non-corporate unitholders upon the partnership merger may be subject to a combination of three different tax rates. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate unitholder generally may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate unitholder may carry forward unused capital losses indefinitely. A corporate unitholder must pay tax on its net capital gain at ordinary corporate rates and may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years. Each MeriStar Partnership unitholder who receives cash in exchange for its MeriStar Partnership units in the partnership merger, including cash received instead of a fractional FelCor Partnership unit, should consult its own tax advisor regarding the application of the capital gains tax rates to its exchange of MeriStar Partnership units.

  Reduction in Share of Partnership Liabilities/Deemed Cash Distribution

     If a MeriStar Partnership unitholder's share of partnership liabilities is reduced as a result of the partnership merger, the unitholder will be considered to receive a deemed cash distribution in connection

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with the partnership merger and, accordingly, the MeriStar Partnership unitholder could recognize taxable gain at the time of the partnership merger. The MeriStar Partnership unitholder will recognize gain only to the extent that the deemed cash distribution exceeds the MeriStar Partnership unitholder's adjusted tax basis in our units received in the partnership merger.

     In order to determine whether a MeriStar Partnership unitholder's share of liabilities is reduced as a result of the partnership merger, the unitholder's share of MeriStar Partnership's liabilities immediately before the partnership merger will be compared to the unitholder's share of our liabilities immediately after the partnership merger. Any reduction in a MeriStar Partnership unitholder's share of liabilities will be considered to result in a deemed cash distribution from us to that unitholder, which will be taxable to the extent that it exceeds the MeriStar Partnership unitholder's adjusted tax basis in our units received in the partnership merger. Each MeriStar Partnership unitholder is urged to consult its own tax advisor and take into account its own particular circumstances in order to assess the potential impact of a reduction of the unitholder's partnership liabilities and the resulting deemed receipt of a cash distribution as a result of the partnership merger.

     Under section 752 of the Code and the relevant Treasury regulations, the determination of a partner's share of partnership liabilities depends on whether the liabilities are "recourse" or "nonrecourse." A partnership liability is a recourse liability to the extent that any partner, or a person related to any partner, bears the economic risk of loss for that liability. A partnership liability is a nonrecourse liability to the extent that no partner, and no person related to any partner, bears the economic risk of loss for that liability.

     Recourse Liabilities. A former MeriStar Partnership unitholder will not have any share of our recourse liabilities unless, and only to the extent that, the unitholder guarantees, or agrees to reimburse a guarantor or obligor for amounts payable with respect to, our indebtedness or indebtedness of MeriStar Partnership that remains outstanding following the partnership merger, and that obligation is effective for federal income tax purposes to cause the former MeriStar Partnership unitholder to be considered to bear the risk of loss with respect to that liability. Some of the liabilities of MeriStar Partnership, including its line of credit, will be repaid in full in connection with the partnership merger.

     Bottom Guarantees. There are existing agreements between MeriStar Partnership and MeriStar Partnership unitholders under which MeriStar Partnership agreed to maintain a specific debt balance and the unitholders guaranteed, or agreed to reimburse the guarantor or other obligor with respect to, MeriStar Partnership's debt to the extent of, and in proportion to, the debt balance. This guaranty mechanism is referred to as a "bottom guaranty." MeriStar Partnership unitholders will continue to have their rights under these bottom guaranty agreements after the partnership merger. In addition, as described above under "-- Disguised Sale Upon Receipt of Cash," we will provide to each MeriStar Partnership unitholder the opportunity, prior to the closing of the partnership merger, to agree to reimburse FelCor with respect to a portion of the debt incurred or increased to fund the payment of the cash consideration to the MeriStar Partnership unitholders in the partnership merger. If a unitholder elects to agree to reimburse FelCor with respect to a portion of the debt, we will agree to maintain outstanding at least that portion of the debt until the earlier of five years after the closing of the partnership merger or the date on which the unitholder has redeemed or disposed of all of our units received by the unitholder in the partnership merger. We also will not sell, assign, transfer, distribute, or otherwise dispose of the former MeriStar Partnership unitholder's MeriStar Partnership units in a taxable transaction, which will not include any transaction involving a non-taxable merger, consolidation, or other reorganization of MeriStar partnership or us or a liquidation of MeriStar Partnership, until the earlier of five years after the closing of the partnership merger and the date on which the MeriStar Partnership unitholder no longer owns at least 50% of our units issued to him in the partnership merger. Each MeriStar Partnership unitholder is urged to consult its own tax advisor regarding the tax consequences of the bottom guaranty agreements.

     Nonrecourse Liabilities. A partner's share of partnership nonrecourse liabilities equals the sum of:

     - the partner's share of "partnership minimum gain" under section 704(b) of the Code and the relevant Treasury regulations;
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     - the partner's "section 704(c) minimum gain," which is the amount of any taxable gain that would be allocated to the partner under section 704(c) of the Code, or in the same manner as under section 704(c) of the Code in connection with a revaluation of partnership property, if the partnership disposed of all partnership property subject to one or more nonrecourse liabilities of the partnership in full satisfaction of those liabilities and for no other consideration in a taxable transaction; and

     - the partner's share of "excess nonrecourse liabilities" that are not allocable to the partners under one of the two preceding rules.

     We allocate excess nonrecourse liabilities among our partners in accordance with their respective percentage interests in us. However, a significant portion of our liabilities, including our line of credit and senior notes, are recourse obligations of FelCor and, therefore, will not be allocated to any unitholder except to the extent that the unitholder agrees to reimburse FelCor for amounts payable with respect to those liabilities. We have not made, and will not make, any assurances to any of the former MeriStar Partnership unitholders as to whether the unitholders will be allocated a sufficient amount of our nonrecourse liabilities so that the unitholders' share of partnership liabilities will not be reduced as a result of the partnership merger.

  Disguised Sale Upon Deemed Receipt of Cash

     As described above, if a MeriStar Partnership unitholder's share of MeriStar Partnership liabilities is reduced as a result of the partnership merger, the unitholder will be considered to receive a deemed cash distribution in connection with the partnership merger and, accordingly, could recognize taxable gain at the time of the partnership merger. Even if a MeriStar Partnership unitholder does not recognize taxable gain as a result of the deemed cash distribution because the distribution does not exceed the unitholder's basis in our units, the reduction in the unitholder's share of liabilities could be treated as a transfer of money from us to the unitholder that gives rise to a disguised sale.

     In addition, as described above under "-- Disguised Sale Upon Receipt of Cash," we will provide to each MeriStar Partnership unitholder the opportunity to agree to reimburse FelCor with respect to a portion of the debt incurred or increased to fund the payment of the cash consideration to the MeriStar Partnership unitholders in the partnership merger. If a unitholder elects to agree to reimburse FelCor with respect to a portion of the debt, we will agree to maintain outstanding at least that portion of the debt for a period of three years.

     For purposes of the disguised sale rules, either an assumption of liabilities by the partnership or a transfer of properties subject to liabilities is treated as a transfer of money or other property from the partnership to the partner which may give rise to a disguised sale, even if that transaction would not otherwise result in a taxable deemed cash distribution in excess of the partner's basis. Under the disguised sale rules, however, in connection with a contribution to a partnership that is not otherwise treated as part of a disguised sale, neither the assumption of "qualified liabilities" by the partnership nor the acquisition by the partnership of properties subject to "qualified liabilities" is treated as part of a disguised sale. Under the disguised sale rules, a qualified liability includes:

     - any liability incurred more than two years prior to the earlier of the transfer of the property or the date the partner agrees in writing to the transfer, as long as the liability has encumbered the transferred property throughout the two-year period;

     - a liability that was not incurred in anticipation of the transfer of the property to a partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to a partnership and that has encumbered the transferred property since it was incurred;

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     - a liability that is traceable under applicable Treasury regulations to capital expenditures with respect to the property; and

     - a liability that was incurred in the ordinary course of the trade or business in which property transferred to the partnership was used or held, but only if all of the assets related to that trade or business are transferred, other than assets that are not material to a continuation of the trade or business.

     A liability incurred within two years of the transfer is presumed to be incurred in anticipation of the transfer unless the facts and circumstances clearly establish that the liability was not incurred in anticipation of the transfer. However, to the extent that a contributing partner incurs a refinancing liability and the proceeds thereof are allocable under the Treasury regulations to payments discharging all or part of any other liability of that partner or of the partnership, the refinancing debt is considered the same as the other liability for purposes of the disguised sale rules. Finally, if a partner treats a liability incurred within two years of the transfer as a qualified liability because the facts clearly establish that it was not incurred in anticipation of the transfer, treatment must be disclosed to the Internal Revenue Service on the partner's federal income tax return in the manner set forth in the disguised sale rules.

     It is unclear exactly how the qualified liability rules are applied when a partner contributes an interest in a partnership, referred to as the "acquired partnership," to another partnership, referred to as the "acquiring partnership," in exchange for an interest in the acquiring partnership and the only liabilities involved are those of the acquired partnership. The better view appears to be to evaluate whether the liabilities of the acquired partnership are qualified liabilities of that acquired partnership. MeriStar and MeriStar Partnership believe that all liabilities of MeriStar Partnership at the time of the partnership merger should be considered qualified liabilities. Accordingly, if the contribution of units by a MeriStar Partnership unitholder is not otherwise treated as part of a disguised sale, the partnership merger should not result in the recognition of gain under the disguised sale rules to the unitholder. It is possible, however, that the Internal Revenue Service could contend otherwise and that the Internal Revenue Service could prevail with that contention. In addition, if the contribution of units by a MeriStar Partnership unitholder is treated, in whole or in part, as part of a disguised sale without regard to our assumption of or taking subject to a qualified liability (i.e., under the debt-financed transfer rules described in "-- Disguised Sale Upon Receipt of Cash), our assumption of or taking subject to the qualified liability will be treated as a transfer of additional consideration to the transferring unitholder. The amount of the qualified liability that will be treated as additional consideration generally is equal to the unitholder's "net equity percentage" of the qualified liability. A unitholder's net equity percentage generally is the amount of consideration received by the unitholder, other than relief from qualified liabilities, divided by the unitholder's net equity in the property sold, as calculated under the disguised sale rules.

     If a MeriStar Partnership unitholder has held its MeriStar Partnership units for less than two years, it may be necessary to evaluate separately those liabilities of MeriStar Partnership that were outstanding prior to the unitholder's acquisition of its interest in MeriStar Partnership. Even under that approach, however, those liabilities would appear to be qualified liabilities either because the liabilities were traceable to a capital expenditure, were incurred in the ordinary course of business of MeriStar Partnership, or were not incurred in anticipation of the partnership merger. It is possible, however, that the Internal Revenue Service could contend that the liability is not a qualified liability and that the Internal Revenue Service could prevail with that contention. Moreover, a MeriStar Partnership unitholder who acquired its MeriStar Partnership units within two years of the partnership merger and is relying on the argument that the liability was not incurred in anticipation of the partnership merger would be required to disclose that position to the Internal Revenue Service on its tax return in the manner required in the disguised sale rules.

     If a disguised sale is deemed to occur due to a MeriStar Partnership unitholder's deemed receipt of cash in the partnership merger, the MeriStar Partnership unitholder will be required to recognize gain equal to the excess of the sum of the deemed cash distribution and any qualified liabilities allocable to the MeriStar Partnership units that the unitholder is treated as having sold over the unitholder's adjusted tax
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basis in the portion of the units that are treated as having been sold. A
MeriStar Partnership unitholder's aggregate adjusted tax basis in its MeriStar Partnership units should be allocated to the portion of the units that the unitholder is deemed to sell to us based on a fraction, the numerator of which is the amount of the deemed cash distribution, and the denominator of which is the amount of actual cash received other than cash that is treated as a distribution that is not part of a disguised sale, plus the amount of the deemed cash distribution, plus the value of our units received in the partnership merger. Because the law is not entirely clear regarding the allocation of adjusted tax basis in part sale, part contribution transactions, it is possible that the Internal Revenue Service will not respect the allocation of adjusted tax basis described in this paragraph. Each MeriStar Partnership unitholder is urged to consult its own tax advisor regarding the application of the disguised sale rules to the unitholder in the partnership merger.

  Section 465(e) Recapture

     Under section 465 of the Code, a taxpayer's ability to use losses to offset taxable income is limited by rules that are referred to as the "at-risk" rules. See "-- Tax Consequences of Ownership of FelCor Partnership Units After the Partnership Merger -- Limitations on Deductibility of Losses; Treatment of Passive Activities and Portfolio Income." In addition, the at-risk rules may require a taxpayer to recapture losses that were previously taken by the taxpayer with respect to an activity if the taxpayer's "at-risk amount" for the activity falls below zero at the close of the taxable year. Losses are recaptured by including the amount of the losses previously taken by the taxpayer in the taxpayer's taxable income for the year of the recapture.

     The identification and scope of an activity and the calculation of the at-risk amount under the at-risk rules are highly complex and can involve uncertainties. Generally, a taxpayer's at-risk amount for an activity is the amount of the taxpayer's investment in the activity, which is increased by the taxpayer's income from the activity and the taxpayer's share of the "qualified nonrecourse financing," as defined in section 465(b)(6) of the Code, with respect to the activity, and reduced by the taxpayer's losses and distributions from the activity. It is possible that the partnership merger and/or the repayment or refinancing of some outstanding indebtedness of MeriStar Partnership or FelCor Partnership that constitutes qualified nonrecourse financing, either at the time of or following the partnership merger, could cause a MeriStar Partnership unitholder's at-risk amount to be reduced below zero, which could, in turn, cause the MeriStar Partnership unitholder to recognize taxable income as a result of the section 465(e) recapture provisions. The definition of qualified nonrecourse financing is different from, and sometimes more restrictive than, the definition of nonrecourse liabilities for purposes of determining a partner's basis in its partnership interest, discussed above. For example, debt that we have issued in the public debt markets may not qualify as qualified nonrecourse financing even if it qualifies as a nonrecourse liability. It is, therefore, possible that a former MeriStar Partnership unitholder could incur a reduction in its share of qualified nonrecourse financing that causes it to recognize taxable income under the section 465(e) recapture rules even if the unitholder does not have a reduction in its nonrecourse liabilities that causes it to recognize gain as the result of a deemed cash distribution, as described above. In this regard, there can be no assurance that the bottom guarantees discussed above under "-- Disguised Sale Upon Receipt of Cash" will be effective to avoid gain under Section 465(e) recapture rules. Each MeriStar Partnership unitholder is urged to consult its own tax advisor regarding the application of the section 465(e) recapture rules to the unitholder in the partnership merger.

  Tax Basis of FelCor Partnership Units

     A holder of MeriStar Partnership units will receive a tax basis in the FelCor Partnership units received in the partnership merger equal to the unitholder's adjusted tax basis in its MeriStar Partnership units that it is treated as contributing to FelCor Partnership in the part sale, part contribution transaction. The portion of its MeriStar Partnership units that a unitholder will be treated as having contributed to us should be equal to a fraction, the numerator of which is the value of our units received in the partnership merger, and the denominator of which is the amount of actual and assumed cash distributions that are treated as part of a disguised sale plus the value of our units received in the partnership merger. A MeriStar Partnership unitholder's aggregate adjusted tax basis in its MeriStar Partnership units should be allocated to the portion of its units that the unitholder is deemed to contribute to us based on the fraction

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determined in the preceding sentence. Because the law is not entirely clear regarding the allocations of units contributed and adjusted tax basis in part sale, part contribution transactions, it is possible that the Internal Revenue Service will not respect the allocation of MeriStar Partnership units contributed and adjusted tax basis described in this paragraph.

TAX CONSEQUENCES OF THE PARTNERSHIP MERGER TO FELCOR PARTNERSHIP AND MERISTAR PARTNERSHIP

     Neither MeriStar Partnership nor we will recognize gain or loss upon the partnership merger.

EFFECT OF SUBSEQUENT EVENTS ON HOLDERS OF FELCOR PARTNERSHIP UNITS

     Even if a holder of MeriStar Partnership units does not recognize taxable gain at the time of the partnership merger, subsequent events could cause the former MeriStar Partnership unitholder to recognize all or part of the gain that was deferred either through the original contribution of assets to MeriStar Partnership or through the partnership merger. Subsequent events that could cause the recognition of gain to a former MeriStar Partnership unitholder include:

     - the sale or distribution of individual properties by MeriStar Partnership, particularly those properties with respect to which the former MeriStar Partnership unitholder had substantial deferred gain before the partnership merger;

     - the refinancing, repayment, or other reduction in the amount of existing debt of MeriStar Partnership or us;

     - the issuance of our additional units, which could reduce the former MeriStar Partnership unitholder's share of our liabilities;

     - the elimination of the disparity between the current tax bases of the MeriStar Partnership properties and the "book bases" of the properties, which has the effect of reducing the amount of indebtedness allocable to former MeriStar Partnership unitholders and, therefore, can result in deemed cash distributions. See "-- Tax Consequences of Ownership of FelCor Partnership Units After the Partnership Merger -- Tax Allocations with Respect to Book-Tax Difference on Contributed Properties."

  Sale of MeriStar Partnership Properties

     If, after the partnership merger, MeriStar Partnership sells an asset that was contributed to MeriStar Partnership by a former MeriStar Partnership unitholder, the former MeriStar Partnership unitholder who contributed the property will be allocated, for federal income tax purposes, the portion of any gain from the sale that is attributable to the built-in gain associated with the asset that existed at the time the property was contributed to MeriStar Partnership. That built-in gain is equal to the fair market value of the property at the time of contribution minus the adjusted tax basis of the property at that time. Moreover, the former MeriStar Partnership unitholders as a group generally will be required to be allocated, for federal income tax purposes, the portion of any gain from the sale that is attributable to the built-in gain that existed at the time of the partnership merger, less the built-in gain attributable to the original contribution, if any, described in the preceding sentence. Any remaining gain will be allocated among our unitholders according to the provisions in our partnership agreement.

     If, after the partnership merger, MeriStar Partnership sells an asset that was not contributed to MeriStar Partnership by a former MeriStar Partnership unitholder, the former MeriStar Partnership unitholders as a group generally will be allocated, for federal income tax purposes, the portion of any gain from the sale that is attributable to the built-in gain associated with the asset that existed at the time of the partnership merger. That built-in gain is equal to the fair market value of the property at the time of the partnership merger minus the adjusted tax basis of the property at that time. In addition, if we sell any of our interest in MeriStar Partnership, any built-in gain recognized with respect to those units that existed at the time of the partnership merger would be specially allocated to the former MeriStar Partnership unitholders.
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     Former MeriStar Partnership unitholders who are specially allocated gain under these rules would report the gain on their individual federal income tax returns, but generally would not be entitled to any special distributions from us. Thus, the former MeriStar Partnership unitholders may not receive cash distributions from us sufficient to pay their additional taxes if MeriStar Partnership sells properties or we sell any of our interest in MeriStar Partnership after the partnership merger.

     There are existing agreements between MeriStar Partnership and some MeriStar Partnership unitholders that require MeriStar Partnership either not to dispose of specified properties in transactions that would produce taxable gain for those MeriStar Partnership unitholders for a specified time period or to indemnify those MeriStar Partnership unitholders for the tax liabilities of those MeriStar Partnership unitholders that arise on the taxable sale or exchange of those properties. Those MeriStar Partnership unitholders will continue to have their rights under those existing agreements after the partnership merger. Each MeriStar Partnership unitholder is urged to consult its own tax advisor regarding the tax consequences of those agreements. Except with respect to those agreements, neither FelCor nor we have made any commitment to any MeriStar Partnership unitholder not to undertake transactions that will cause the former MeriStar Partnership unitholders to recognize all or part of the taxable gain that was deferred either through the original contribution of assets to MeriStar Partnership or through the partnership merger.

  Distributions of Property

     Upon the distribution by a partnership of property to another partner within seven years of when the property was contributed to the partnership, section 704(c)(1)(B) of the Code generally requires that the partner who contributed that property to the partnership recognize all or a portion of the gain that existed, but was deferred, for federal income tax purposes with respect to the property at the time of the contribution, treating the property as sold for its fair market value at the time of the distribution. Similarly, section 737 of the Code generally requires the recognition of a contributing partner's deferred gain upon the distribution by a partnership to that partner of other partnership property within seven years of when that partner contributed appreciated property to the partnership. Accordingly, a former MeriStar Partnership unitholder who contributed appreciated property to MeriStar Partnership could recognize gain under either of these provisions if a MeriStar Partnership property is distributed to our unitholder other than the contributing unitholder. Similarly, gain that is deferred at the time of the partnership merger with respect to MeriStar Partnership units at the time that the MeriStar Partnership units are contributed to us, to the extent allocable to a former MeriStar Partnership unitholder, will be subject to recognition under these provisions upon a distribution of other property, including interests in MeriStar Partnership, by us within seven years after the partnership merger.

  Refinancing, Repayment, or Reduction in Indebtedness

     As described above under "-- Tax Consequences of the Partnership Merger to MeriStar Partnership Unitholders -- Taxable Gain or Loss -- Reduction in Share of Partnership Liabilities/Deemed Cash Distribution," a MeriStar Partnership unitholder could recognize taxable gain as a result of a reduction in the unitholder's share of partnership liabilities in connection with the partnership merger. A former MeriStar Partnership unitholder also could recognize taxable gain as a result of a reduction in the unitholder's share of partnership liabilities after the partnership merger, to the extent that the reduction exceeds the unitholder's basis in our units. An issuance of additional units by us without a corresponding increase in our nonrecourse liabilities could result in a reduction of a unitholder's share of nonrecourse liabilities and a deemed cash distribution to the unitholder. We cannot guarantee that a future refinancing of our indebtedness or MeriStar Partnership's indebtedness that remains outstanding after the partnership merger would not result in a reduction of the liabilities allocated to the former MeriStar Partnership unitholders, causing the former MeriStar Partnership unitholders to recognize taxable gain. Generally, the maximum amount of gain that any former MeriStar Partnership unitholder could recognize as a result of a reduction in liabilities is the amount by which its share of our indebtedness and the indebtedness of MeriStar Partnership exceeds its tax basis in our units.

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     MeriStar Partnership has entered into bottom guaranty agreements with some
MeriStar Partnership unitholders under which MeriStar Partnership agreed to maintain a debt balance at least equal to a specified amount and the unitholders guaranteed, or agree to reimburse the guarantor or other obligor for, MeriStar Partnership's debt to the extent of, and in proportion to, that specified debt balance. MeriStar Partnership unitholders will continue to have their rights under those bottom guaranty agreements after the partnership merger. In addition, as described above under "Tax Consequences of the Partnership Merger to MeriStar Partnership Unitholders -- Disguised Sale Upon Receipt of Cash," we will provide to each MeriStar Partnership unitholder the opportunity, prior to the closing of the partnership merger, to agree to reimburse FelCor with respect to a portion of the debt incurred or increased to fund the payment of the cash consideration to the MeriStar Partnership unitholders in the partnership merger. If a unitholder elects to agree to reimburse FelCor with respect to a portion of the debt, we will maintain outstanding at least that portion of the debt until the earlier of five years after the closing of the partnership merger or the date of which the unitholder has redeemed or disposed of all of our units received by the unitholder in the partnership merger. We also will not sell, assign, transfer, distribute, or otherwise dispose of the former MeriStar Partnership unitholder's MeriStar Partnership units in a taxable transaction, which will not include any transaction involving a non-taxable merger, consolidation, or other reorganization of MeriStar Partnership or us or a liquidation of MeriStar Partnership, until the earlier of five years after the closing of the partnership merger and the date on which the MeriStar Partnership unitholder no longer owns at least 50% of our units issued to him in the partnership merger. Each MeriStar Partnership unitholder is urged to consult its own tax advisor regarding the tax consequences of the bottom guaranty agreements.

TAX CONSEQUENCES OF OWNERSHIP OF FELCOR PARTNERSHIP UNITS AFTER THE PARTNERSHIP MERGER

  Income and Deductions in General

     We are not a taxable entity for federal income tax purposes. Instead, each of our unitholders is required to report on its federal income tax return its allocable share of our income, gains, losses, deductions, and credits for any of our taxable years ending within or with the taxable year of the unitholder, without regard to whether the unitholder has received or will receive any cash distributions from us. For each taxable year, we are required to furnish to each of our unitholders a Schedule K-1 that sets forth the unitholder's allocable share of any of our income, gains, losses, deductions, and credits.

  Treatment of FelCor Partnership Distributions

     Distributions of money by us to our unitholders, including deemed distributions that result from a reduction in the unitholder's share of our liabilities, generally will result in taxable gain (but not loss) to the unitholder only if and to the extent that the distribution exceeds the unitholder's adjusted tax basis in our units immediately before the distribution. A portion of the gain may be taxable as ordinary income. Any reduction in a unitholder's share of our liabilities, whether through repayment, refinancing, or otherwise, will constitute a deemed distribution of money to the unitholder. In addition, an issuance of additional units by us without a corresponding increase in our nonrecourse liabilities could decrease a unitholder's share of our nonrecourse liabilities, resulting in a deemed cash distribution to a unitholder.

     A distribution of property other than money by us to our unitholders ordinarily does not result in the recognition of gain or loss by either us or the unitholder unless the property is a marketable security for purposes of section 731(c) of the Code and the exceptions to the requirement for recognition of gain do not apply. Marketable securities, for these purposes, generally include actively traded securities, equity interests in another entity that are readily convertible into or exchangeable for money or marketable securities, and securities the value of which are determined substantially by reference to marketable securities. Upon a distribution of marketable securities, the unitholder would recognize gain, but not loss, to the extent that the fair market value of the marketable securities exceeds the unitholder's adjusted tax basis in our units immediately before the distribution. It is possible that we will make distributions of property that are considered marketable securities and that an exception to the gain recognition requirement would not apply to that distribution.

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     Upon the distribution of property to a partner other than the partner who contributed the property within seven years of the contribution of the property to the partnership, section 704(c)(1)(B) of the Code generally requires the partner who contributed the property to the partnership to recognize any gain that existed, but was deferred, for federal income tax purposes with respect to the property at time of the contribution. Similarly, section 737 of the Code generally requires the recognition of a contributing partner's deferred gain upon the distribution to that partner of other partnership property within seven years of that partner's contribution of appreciated property to the partnership. For a discussion of the effect of these provisions on former MeriStar Partnership unitholders, see "-- Effect of Subsequent Events on Holders of FelCor Partnership Units -- Distributions of Property."

  Initial Basis of Units

     In general, a MeriStar Partnership unitholder who acquires our units in the partnership merger will have an initial tax basis in our units equal to its adjusted tax basis in its MeriStar Partnership units that the unitholder is treated as contributing to us in the part sale, part contribution transaction. See "Tax Consequences of the Partnership Merger to MeriStar Partnership Unitholders -- Tax Basis of Units." A MeriStar Partnership unitholder's basis in our units will be adjusted upward or downward to reflect any increase or decrease, respectively, in the unitholder's share of MeriStar Partnership liabilities compared to the unitholder's share of our liabilities immediately after the partnership merger.

     Our unitholder's initial basis in its units generally will be increased by the unitholder's share of:

     - our taxable income;

     - any increases in nonrecourse liabilities incurred by us; and

     - our recourse liabilities, to the extent that the unitholder incurs the risk of loss with respect to those liabilities, whether through a guarantee or indemnification agreement or otherwise.

     Generally, our unitholder's initial basis in its units will be decreased, but not below zero, by the unitholder's share of:

     - our distributions;

     - decreases in our liabilities, including any decrease in its share of our nonrecourse liabilities and any recourse liabilities for which it is considered to bear the economic risk of loss;

     - our losses; and

     - our nondeductible expenditures that are not chargeable to capital.

  Allocations of FelCor Partnership Income, Gain, Loss, and Deductions

     Our partnership agreement generally provides that net loss first will be allocated proportionately among the unitholders in order to cause their capital accounts to be in proportion to their respective percentage interests. Second, net loss will be allocated proportionately among the holders of preferred units in order to reduce their capital accounts to zero. Third, any remaining net loss will be allocated among the unitholders in proportion to their respective percentage interests in us. However, a holder of our units will not be allocated net losses if the allocation would create a deficit balance in its capital account, as specially adjusted for that purpose, which losses are referred to as excess losses. Excess losses will be allocated first proportionately to the other partners and thereafter to FelCor.

     Our partnership agreement generally provides that net income will be allocated first to the holders of preferred units to the extent of the preferred return required to be paid to those holders. Second, net income will be allocated proportionately among the unitholders in order to cause their capital accounts to be in proportion to their respective percentage interests. Third, any remaining net income will be allocated among the unitholders in proportion to their respective percentage interests.

     Under section 704(b) of the Code, a partnership's allocation of any item of income, gain, loss, or deduction to a partner will be given effect for federal income tax purposes so long as it has "substantial

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economic effect," or is otherwise in accordance with the "partner's interest in the partnership." If an allocation of an item does not satisfy this standard, it will be reallocated among the partners on the basis of their respective interests in the partnership, taking into account all facts and circumstances. We believe that the allocations of items of income, gain, loss, and deduction under the partnership agreement, as described above, will be considered to have substantial economic effect under the applicable Treasury regulations.

  Depreciation Life Restart with Respect to MeriStar Partnership Properties

     The merger of MeriStar with and into FelCor will result in the transfer of a 50% or greater partnership interest in the MeriStar Partnership. As a result, there will be a technical termination of MeriStar Partnership for federal income tax purposes under section 708 of the Code. The only material consequence of the tax termination is that the useful lives for tax depreciation purposes of all of the MeriStar Partnership assets will restart at the time of the merger. Consequently, the remaining depreciation deductions available with respect to those assets will be recognized over a longer period of time than if the merger had not occurred.

  Tax Allocations with Respect to Book-Tax Difference on Contributed Properties

     Under section 704(c) of the Code, income, gain, loss, and deductions attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for federal income tax purposes in a manner so that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which is referred to as the "book-tax difference." A book-tax difference also can exist with respect to an asset that has not appreciated or depreciated in economic terms if that asset has been depreciated for tax purposes.

     Our partnership agreement requires allocations of income, gain, loss, and deductions attributable to properties for which there is a book-tax difference to be made in a manner that is consistent with section 704(c) of the Code. Treasury regulations under section 704(c) require partnerships to use a "reasonable method" for allocation of items affected by section 704(c) and outline three methods of allocation. Except as otherwise agreed between MeriStar Partnership and its unitholders prior to the partnership merger, we are required to use the traditional method of allocation with respect to MeriStar Partnership's properties. Under the traditional method, former MeriStar Partnership unitholders will be allocated less depreciation and, therefore, more income with respect to the assets owned by MeriStar Partnership at the time of the partnership merger. The effects of these allocations will be different for different MeriStar Partnership unitholders and will depend upon which, if any, properties those unitholders originally contributed to MeriStar Partnership and the amount of depreciation, if any, that remains to be claimed with respect to those properties. These reduced allocations of depreciation and increased allocations of income will be offset, at least in part, by increased allocations of depreciation with respect to properties owned by us before the partnership merger.

     If a property owned by MeriStar Partnership at the time of the partnership merger is sold after the partnership merger, gain equal to any book-tax difference remaining at the time of the sale must be allocated exclusively to the former MeriStar Partnership unitholders, even though the proceeds of the sale will be allocated proportionately among all our unitholders. Conversely, no gain attributable to any book-tax difference remaining in one of our existing properties at the time of a sale will be allocated to the former MeriStar Partnership unitholders. Under the traditional method, however, the gain required to be specially allocated would not exceed the gain that is recognized on the sale. The amount of gain allocated to specific former MeriStar Partnership unitholders with respect to MeriStar Partnership assets would depend upon a number of variables, including:

     - the book-tax difference that existed with respect to the assets within MeriStar Partnership before the partnership merger;

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     - whether the former MeriStar Partnership unitholder owns units issued in exchange for the contribution of that asset to MeriStar Partnership; and

     - the amount of the book-tax difference with respect to that asset that has been amortized since the partnership merger and before the sale of the asset through the special allocations of depreciation deductions described above.

     Our partnership agreement also requires that any gain allocated to our unitholders upon the sale or other taxable disposition of any of our assets must, to the extent possible after taking into account other required allocations of gain, be characterized as recapture income in the same proportions and to the same extent as the unitholders previously have been allocated any deductions directly or indirectly giving rise to the treatment of the gain as recapture income.

  Limitations on Deductibility of Losses; Treatment of Passive Activities and Portfolio Income

     Generally, individuals, estates, trusts, and some closely held corporations and personal service corporations can deduct losses from passive activities only to the extent that those losses do not exceed the taxpayer's income from passive activities. Generally, passive activities are activities or investments in which the taxpayer does not materially participate, which would include the ownership of interests in us. As described above, there is a substantial risk that we will be classified as a publicly traded partnership after the partnership merger. See "Tax Status of FelCor Partnership." Assuming that we are classified as a publicly traded partnership after the partnership merger, any losses or deductions allocable to our unitholders, other than a loss incurred upon a complete disposition of the unitholder's interest in us, could be used only against our gains or income and could not be used to offset income from other passive activities. Similarly, any of our income or gain allocable to our unitholders could not be offset with losses from other passive activities of the unitholder. For a more detailed discussion of our possible classification as a publicly traded partnership, see "-- Tax Status of FelCor Partnership" above.

     In addition, our unitholders may not deduct their share of any of our losses to the extent that those losses exceed the lesser of:

     - the adjusted tax basis of its FelCor Partnership units at the end of our taxable year in which the loss occurs; and

     - the amount for which the unitholder is considered "at-risk" at the end of that year.

     In general, our unitholders will be at-risk to the extent of their basis in their FelCor Partnership units, except to the extent that the unitholders acquired their units using nonrecourse debt. For these purposes, the unitholders' basis in their FelCor Partnership units will include all of that unitholder's share of our recourse liabilities, but only will include the unitholder's share of our nonrecourse liabilities that are considered "qualified nonrecourse financing" for purposes of the at-risk rules. Qualified nonrecourse financing is any debt that is borrowed for the activity of holding real property, that is borrowed from a qualified person or a government entity or guaranteed by a government entity, with respect to which no person is personally liable for repayment, except to the extent provided in Treasury regulations, and that is not convertible debt. In addition, although the law is unclear, qualified nonrecourse financing generally must be secured by real property that is used in the activity of holding real property. It is unclear to what extent our indebtedness constitutes qualified nonrecourse financing for purposes of the at-risk rules. In addition, because a significant portion of our indebtedness is not secured by our properties, it is possible that the Internal Revenue Service could successfully contend that some or all of our indebtedness is not qualified nonrecourse financing. Moreover, it is possible that we will repay some or all of our qualified nonrecourse financing in the future with proceeds from equity offerings or proceeds of debt financings that do not constitute qualified nonrecourse financing. MeriStar Partnership unitholders are urged to consult their own tax advisors regarding the application of the at-risk rules, including, but not limited to the qualified nonrecourse financing rules, in connection with the partnership merger.

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     After the partnership merger, a former MeriStar Partnership unitholder's at-risk amount generally will increase or decrease as its adjusted basis in our units increases or decreases, except for increases or decreases attributable to our liabilities that do not constitute qualified nonrecourse financing. If one of our unitholders is not allowed to use losses in a particular taxable year because of the application of the at-risk rules, the losses can be carried forward and used by the unitholder to offset income in a subsequent year to the extent that the unitholder's adjusted basis or at-risk amount, whichever was the limiting factor, is increased in that subsequent year. The at-risk rules apply to:

     - an individual unitholder;

     - an individual shareholder or partner of a unitholder that is an S corporation or partnership; and

     - a unitholder that is a corporation if 50% or more of the value of that corporation's stock is owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year.

  Disposition of FelCor Partnership Units

     If our unitholders sell, transfer as a gift, or otherwise dispose of one of our units, the unitholder will recognize gain or loss equal to the difference between the amount realized on the disposition and the unitholder's adjusted tax basis attributable to the unit transferred. The amount realized on the disposition of a unit generally will equal the sum of:

     - any cash received;

     - the fair market value of any other property received; and

     - the amount of our liabilities allocated to the unit transferred.

     Because the amount realized includes any amount attributable to the relief from our liabilities attributable to the unit, a unitholder could have taxable income, or perhaps even a tax liability, in excess of the amount of cash and property received upon the disposition of the unit.

     In general, any gain or loss recognized on the disposition of one of our units will be capital gain or loss. However, any portion of our unitholder's amount realized on the disposition of a unit that is attributable to our "unrealized receivables", as defined in section 751 of the Code, will give rise to ordinary income. The amount of ordinary income that would be required to be recognized would be equal to the amount by which the unitholder's share of our unrealized receivables exceeds the portion of the unitholder's basis that is attributable to those assets. Unrealized receivables include, to the extent not previously included in our income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts attributable to prior depreciation deductions that would be subject to recapture as ordinary income if we had sold our assets at their fair market value at the time of the disposition.

     A unitholder generally must hold its units for more than one year for gain or loss derived from the sale or exchange of the units to be treated as long-term capital gain or loss. On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001. That legislation reduces the highest marginal individual income tax rate of 39.6% to 39.1% for the period from July 1, 2001 to December 31, 2001, to 38.6% for the period from January 1, 2002 to December 31, 2003, to 37.6% for the period from January 1, 2004 to December 31, 2005, and to 35% for the period from January 1, 2006 to December 31, 2010. The maximum tax rate on long-term capital gain applicable to individuals, trusts, and estates generally is 20% for sales and exchanges of assets held for more than one year, but is 25% to the extent that the gain is attributable to specific types of previously taken depreciation deductions. The applicable Treasury regulations apply the 25% rate to a sale of an interest in a pass-through entity, such as a partnership, to the extent that the gain realized on the sale of the interest is attributable to prior depreciation deductions by us or MeriStar Partnership that have not otherwise been recaptured as ordinary income. Accordingly, any gain on the sale of units held for more than one year

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could be treated partly as long-term capital gain subject to a 20% tax rate, partly as gain from the sale of depreciable real property subject to a 25% tax rate to the extent attributable to prior depreciation deductions by us or MeriStar Partnership that have not been otherwise recaptured as ordinary income, and partly as ordinary income to the extent attributable to unrealized receivables. Thus, gain recognized by non-corporate unitholders upon a disposition of our units may be subject to a combination of three different tax rates. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate unitholder generally may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate unitholder may carry forward unused capital losses indefinitely. A corporate unitholder must pay tax on its net capital gain at ordinary corporate rates and may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

  Redemptions of FelCor Partnership Units

     If one of our unitholders exercises its redemption right and FelCor elects to acquire the unitholder's FelCor Partnership units in exchange for cash or shares of FelCor common stock, the transaction will be a fully taxable sale of the unitholder's units tendered for redemption. The amount realized by a unitholder on the redemption of its FelCor Partnership units will equal the sum of:

     - any cash received;

     - the fair market value of any shares of FelCor common stock received; and

     - the amount of our liabilities allocated to the units redeemed.

The unitholder's taxable gain and the tax consequences of that gain would be determined as described under "-- Disposition of FelCor Partnership Units" above.

     If we redeem a unitholder's FelCor Partnership units for cash that is contributed by FelCor in order to effect the redemption, the redemption likely will be treated as a sale of our units to FelCor in a fully taxable transaction, although the matter is not free from doubt. Under those circumstances, the redeeming unitholder's amount realized will equal the sum of the cash received and the amount of our liabilities allocated to the units redeemed. The unitholder's taxable gain and the tax consequences of that gain would be determined as described under "-- Disposition of FelCor Partnership Units" above.

     If one of our units is redeemed for cash that is not contributed by FelCor to effect the redemption, the unitholder's tax treatment will depend upon whether or not the redemption results in a disposition of all of the unitholder's FelCor Partnership units. If all of the unitholder's FelCor Partnership units are redeemed, the unitholder's taxable gain and the tax consequences of that gain will be determined as described under "-- Disposition of FelCor Partnership Units" above. However, if less than all of a unitholder's FelCor Partnership units are redeemed, the unitholder will not be allowed to recognize loss on the redemption and will recognize taxable gain only if and to the extent that the unitholder's amount realized on the redemption, calculated as described above, exceeds the unitholder's basis in all of its units immediately before the redemption.

  Partnership Audit Procedures

     The federal income tax information returns filed by us may be audited by the Internal Revenue Service. The Code contains partnership audit procedures governing the manner in which Internal Revenue Service audit adjustments of partnership items are resolved.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of adjustments by the Internal Revenue Service, and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction, and credit is determined at the partnership level in a unified partnership proceeding, rather than in separate proceedings with each partner. The Code provides for one partner to be designated as the "tax matters partner" for these purposes. FelCor is the tax matters partner for us. The tax matters partner is authorized, but not required, to take actions on our behalf and
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the unitholders and can extend the statute of limitations for assessment of tax deficiencies against our unitholders with respect to our items. The tax matters partner will make a reasonable effort to keep each unitholder informed of administrative and judicial tax proceedings with respect to our items in accordance with Treasury regulations issued under section 6223 of the Code. The tax matters partner may seek judicial review, to which all unitholders will be bound, of a final partnership administrative adjustment.

     Unitholders generally are required to treat our items on their federal income tax returns in a manner consistent with the treatment of the items on our information return. In general, that consistency requirement is waived if a unitholder files a statement with the Internal Revenue Service identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the unitholder to the treatment on our return. Even if the consistency requirement is waived, adjustments to the unitholder's tax liability with respect to our items may result from an audit of our or the unitholder's tax return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. In addition, an audit of our return may lead to an audit of an individual unitholder's tax return, which could result in adjustment of non-partnership items.

  Alternative Minimum Tax on Items of Tax Preference

     The Code contains alternative minimum tax rules that are applicable to corporate and noncorporate taxpayers. We will not be subject to the alternative minimum tax, but our unitholders are required to take into account on their own tax returns their respective share of our tax preference items and adjustments in order to compute their alternative minimum taxable income. Since the impact of this tax depends on each unitholder's particular situation, unitholders are urged to consult with their own tax advisors as to the applicability of the alternative minimum tax following the partnership merger.

  State and Local Taxes

     In addition to the federal income tax consequences described above, a MeriStar Partnership unitholder should consider the potential state and local tax consequences of owning our units. A unitholder may be required to file tax returns and may incur tax liability both in the state or local jurisdiction where the unitholder resides and in the state and local jurisdictions in which we own assets or otherwise do business. We also may be required to withhold state income tax from distributions otherwise payable to our unitholders. To the extent that our unitholders pay income tax with respect to our income to a state where it is not resident or we are required to pay the tax on behalf of the unitholder, the unitholder may be entitled to a deduction or credit against income tax that it otherwise would owe to its state of residence with respect to the same income. We anticipate providing our unitholders with any information reasonably necessary to permit them to satisfy state and local return filing requirements. A MeriStar Partnership unitholder should consult with its own tax advisor regarding the state and local income tax implications of owning our units, including return filing requirements in the various states in which we currently own properties and will own properties after the partnership merger.

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                      DESCRIPTION OF FELCOR CAPITAL STOCK

     The following description is a summary of the material terms of FelCor's capital stock. You should also review FelCor's charter and bylaws, including articles supplementary to the charter describing the Series A and Series B preferred stock, copies of which are available from FelCor upon request or through the SEC or the SEC's website, as described in "Where You Can Find More Information." FelCor is a Maryland corporation governed by its charter, bylaws and the Maryland General Corporation Law. Under FelCor's charter, FelCor has the authority to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations.

DESCRIPTION OF FELCOR COMMON STOCK

     At June 30, 2001, FelCor had outstanding 53,332,541 shares of common stock.

  Terms

     Subject to the preferential rights of any series of preferred stock outstanding, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. FelCor's charter does not provide for cumulative voting in the election of directors. Except as otherwise required by law or provided in articles supplementary relating to preferred stock of any series, the holders of common stock exclusively possess all voting power.

     Subject to any preferential rights of any series of preferred stock outstanding, the holders of common stock are entitled to those dividends, if any, as may be declared from time to time by the FelCor board of directors from assets legally available for dividends and, upon liquidation, are entitled to receive pro rata all assets of FelCor available for distribution to those holders. All shares of common stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. FelCor may, however, enter into contracts with stockholders to grant them preemptive rights.

     Holders of shares of common stock have no redemption rights. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of common stock will have equal dividend, liquidation and other rights.

     Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, is set forth in the corporation's charter. FelCor's charter requires the affirmative vote of a majority of the votes entitled to be cast in those situations.

  Restrictions on Ownership and Transfer

     Shares of FelCor common stock are subject to restrictions upon their ownership and transfer which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of those restrictions, see the discussions below under the captions, "-- Selected FelCor Charter Provisions -- Restrictions on Ownership and Transfer".

  Exchange Listing

     FelCor common stock is listed on the NYSE under the symbol "FCH."

  Transfer Agent

     The transfer agent and registrar for the common stock is SunTrust Bank, located in Atlanta, Georgia.

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DESCRIPTION OF FELCOR PREFERRED STOCK

     The FelCor board of directors may, without further action of the stockholders of FelCor, establish and issue shares of preferred stock in one or more series and fix the rights, preferences and restrictions of the series of preferred stock. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of holders of preferred stock. The issuance of additional shares of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying or preventing a change in control of FelCor or other corporate action.

     FelCor plans to sell up to $100 million of a new Series C preferred stock with a dividend rate expected to be not more than 10.5%. As of the date of this prospectus, FelCor has no purchasers or commitments for this stock. FelCor expects that the terms of the Series C preferred stock and related depositary shares will be substantially similar to the terms of the Series B preferred stock and related depositary shares described below, except for the number of shares and the per share annual dividend rate.

     The board has established two series of preferred stock which are described below.

  Series A Preferred Stock

     In April 1996, the board of directors authorized FelCor to classify and issue the Series A preferred stock as part of the authorized preferred stock. At June 30, 2001, there were outstanding 5,980,600 shares of Series A preferred stock.

     The outstanding shares of Series A preferred stock are validly issued, fully paid and nonassessable. The holders of the Series A preferred stock have no preemptive rights. The shares of Series A preferred stock are not subject to any sinking fund or other obligation of FelCor to redeem or retire the Series A preferred stock. Unless converted or redeemed by FelCor into common stock, the Series A preferred stock will have a perpetual term, with no maturity.

     Ranking. The Series A preferred stock ranks on parity with the outstanding Series B preferred stock and senior to the common stock as to dividends and liquidation preference. While any shares of Series A preferred stock are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series A preferred stock without the consent of the holders of two-thirds of the votes entitled to be cast by holders of the outstanding Series A preferred stock. However, FelCor may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking junior to or on parity with the Series A preferred stock without the consent of any holder of Series A preferred stock.

     Dividends. If declared by the board of directors of FelCor, dividends on each share of the Series A preferred stock will be paid quarterly based on either $0.4875 per share or the cash dividends on the number of shares of common stock into which a share of Series A preferred stock is then convertible, whichever is greater. Dividends on the Series A preferred shares will be paid prior to payment of any dividends on the common stock or preferred stock other than the Series B preferred stock. Any unpaid dividends will accrue and are cumulative.

     Redemption. FelCor has the right to redeem shares of Series A preferred stock at any time. FelCor may either issue shares of its common stock based upon a conversion rate of 0.7752 shares of common stock for each share of Series A preferred stock or deliver cash in an amount equal to the aggregate market value of the number of shares of common stock into which the Series A preferred stock is convertible, plus accrued and unpaid dividends. FelCor may only exercise this redemption option if the closing price of the common stock on the NYSE equals or exceeds $32.25 per share for 20 trading days within any period of 30 consecutive trading days. FelCor may not redeem the Series A preferred stock unless all dividends have been declared and paid on the Series A and Series B preferred stock, or unless FelCor is acquiring shares of capital stock to preserve its status as a REIT or for purposes of a FelCor employee benefit plan.

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     Liquidation Preference.  Upon liquidation, dissolution or winding up of
FelCor, whether voluntary or involuntary, and before payment of any amount to any other class or series of capital stock other than holders of Series B preferred stock, the holders of Series A preferred stock are entitled to receive $25.00 per share plus any accrued and unpaid dividends. If there are insufficient assets to pay the liquidation preference, FelCor's assets will be distributed pro rata among the holders of Series A preferred stock and Series B preferred stock.

     Voting Rights. The holders of Series A preferred stock have no voting rights. However, if six quarterly dividends payable on the Series A or Series B preferred stock are in arrears, the holders of the Series A and Series B preferred stock will have the right to elect two additional members to FelCor's board of directors until the dividends have been paid or declared and set apart for payment. FelCor may not amend its charter to materially and adversely affect the rights, preferences or voting power of the holders of the Series A preferred stock or the Series B preferred stock or create any class of stock senior to the Series A and Series B preferred stock without the approval of two-thirds of the votes entitled to be cast by holders of the outstanding Series A and Series B preferred stock.

     Conversion Rights. Holders of Series A preferred stock have the right, at any time prior to redemption, to convert their preferred stock into shares of FelCor common stock at a conversion price of $32.25 per share of common stock.

     Exchange Listing. The Series A preferred stock is listed on the NYSE under the symbol "FCHpA".

     Transfer Agent. The transfer agent and registrar for the Series A preferred stock is SunTrust Bank, Atlanta, Georgia.

  Series B Preferred Stock and Depositary Shares

     In April 1998, the Board of Directors authorized FelCor to classify and issue the Series B preferred stock as part of the authorized preferred stock. At June 30, 2001, there were outstanding 57,500 shares of Series B preferred stock represented by 5,750,000 depositary shares, each of which represent a 1/100 fractional interest in a share of Series B preferred stock.

     Ranking. The Series B preferred stock ranks on parity with the outstanding Series A preferred stock and senior to the common stock as to dividends and liquidation preference. While any shares of Series B preferred stock are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series B preferred stock without the consent of the holders of two-thirds of the votes entitled to be cast by holders of the outstanding Series B preferred stock. However, FelCor may create additional classes of stock, increase the authorized number of preferred stock or issue series of preferred stock ranking junior to or on a parity with the Series B preferred stock without the consent of any holder of Series B preferred stock.

     Dividends. If declared by the board of directors of FelCor, dividends on each share of Series B preferred stock will be paid quarterly at an annual rate of $225.00 per share. Dividends on the Series B preferred shares will be paid prior to payment of any dividends on the common stock or preferred stock other than the Series A preferred stock. Any unpaid dividends will accrue and are cumulative.

     Redemption. FelCor has the right to redeem shares of Series B preferred stock at any time after May 7, 2003 at a redemption price of $2,500 per share, or $25 per depositary share, plus any accrued and unpaid dividends. The redemption price of the Series B preferred stock, other than accrued and unpaid dividends, may only be paid from proceeds of the sale of other capital stock of FelCor. The shares of Series B preferred stock have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions. FelCor may not redeem the Series B preferred stock unless all dividends have been declared and paid on the Series A and Series B preferred stock, or unless FelCor is acquiring shares of capital stock to preserve its status as a REIT or for purposes of a FelCor employee benefit plan.

     Liquidation Preference. Upon liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, and before payment of any amount to any other class or series of capital stock other than

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holders of Series B preferred stock, the holders of Series A preferred stock are entitled to receive $2,500 per share plus any accrued and unpaid dividends. If there are insufficient assets to pay the liquidation preference, FelCor's assets will be distributed pro rata among the holders of Series A preferred stock and Series B preferred stock.

     Voting Rights. Each share of Series B preferred stock is entitled to 100 votes, which may be directed separately by the holder or the holder's proxy. If six quarterly dividends payable on the Series A or Series B preferred stock are in arrears, the holders of the Series A and Series B preferred stock will have the right to elect two additional members to FelCor's board of directors until the dividends have been paid or declared and set apart for payment. FelCor may not enter into any share exchange or consolidation or merger with any other entity, unless the rights of the Series B preferred stockholders remain unchanged, without the approval of two-thirds of the outstanding depositary shares representing the Series B preferred stock. In addition, FelCor may not amend its charter to materially and adversely affect the rights, preferences or voting power of the holders of the Series A preferred stock or the Series B preferred stock or create any class of stock senior to the Series A and Series B preferred stock without the approval of two-thirds of the votes entitled to be cast by holders of the outstanding Series A and Series B preferred stock.

     Conversion Rights. Shares of Series B preferred stock are not convertible into or exchangeable for any other property or securities of FelCor.

     Exchange Listing. The Series B preferred stock is listed on the NYSE under the symbol "FCHpB".

     Transfer Agent. The transfer agent and registrar for the depositary shares is SunTrust Bank, Atlanta, Georgia.

SELECTED FELCOR CHARTER PROVISIONS

  Restrictions on Ownership and Transfer

     For FelCor to qualify as a REIT under the federal income tax laws, it must meet some requirements concerning the ownership of its outstanding stock. Not more than 50% in value of FelCor's outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the federal income tax laws, by five or fewer individuals, including some entities, during the last half of a taxable year. This is known as the 5/50 rule. Also, FelCor stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     For the purpose of, among other reasons, preserving FelCor's REIT qualification, the FelCor charter contains provisions that restrict the ownership and transfer of FelCor's capital stock under some circumstances. These ownership limitation provisions provide that no person may own more than 9.9% of the outstanding shares of any class of FelCor's capital stock, subject to exceptions. The board of directors may waive the ownership limit with respect to a stockholder if it determines that the stockholder's ownership will not jeopardize FelCor's status as a REIT. The board has waived these provisions for some parties in the past.

     Transfers of FelCor capital stock that would cause FelCor to become closely held under the Internal Revenue Code or otherwise fail to qualify as a REIT under the Internal Revenue Code are prohibited. Any transfer of capital stock of FelCor or any other event that would cause FelCor to violate the 5/50 rule or to own 10% or more of the ownership interests in any entity that leases any hotels or in any sublessee is prohibited. That prohibition does not prevent FelCor from leasing its hotels to TRSs. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     The provisions described above may have the effect of precluding an acquisition of control of FelCor without approval of the board of directors.

  Operations

     FelCor generally is prohibited from engaging in some activities, including acquiring or holding property or engaging in any activity that would cause FelCor to fail to qualify as a REIT.

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  Classification of the Board of Directors

     Under the charter, the board of directors is divided into three classes. Directors of each class will be chosen for three-year terms upon the expiration of their current terms, and each year one class of directors will be elected by the stockholders. FelCor believes that classification of the board of directors will help to assure the continuity and stability of FelCor's business strategies and policies as determined by the board of directors. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors.

     The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. The staggered terms of directors may delay, defer or prevent a transaction or change of control of FelCor that might involve a premium price for holders of common stock or otherwise be in their best interest.

     Information regarding removal of directors is contained in "Comparison of Stockholder Rights" in this prospectus.

MARYLAND TAKEOVER STATUTES

     Under the Maryland General Corporation Law, some business combinations, including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, are prohibited. These transactions include those between a Maryland corporation and the following persons:

     - an interested stockholder, which is defined as any person who beneficially owns 10% or more of the voting power of the corporation's shares, or who is an affiliate or an associate of the corporation who, at any time within a two-year period prior to the transaction, was the beneficial owner of 10% or more of the voting power of the corporation's shares; or

     - an affiliate of an interested stockholder.

     A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors. Transactions between a corporation and an interested stockholder are prohibited for five years after the date on which an affiliate becomes an interested stockholder under the above test. After five years, any business combination must be recommended by the board of directors of the corporation and approved by at least 80% of the stockholders of the corporation, two-thirds of which must be holders of shares other than those held by the interested stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price as defined by Maryland law and other conditions under Maryland law are satisfied.

     A Maryland corporation may elect not to be governed by these provisions by either having its board of directors exempt specific interested stockholders, or by placing a provision in its charter expressly electing not to be governed by the specific section of the Maryland law or amending its existing charter with the approval of at least 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and two-thirds of the votes entitled to be cast by holders of shares other than those held by any interested stockholder. The FelCor charter contains exemptions from these provisions for any business combination involving Hervey Feldman, former Chairman of FelCor, or Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Feldman or Mr. Corcoran.

     The Maryland General Corporation Law also prevents, subject to exceptions, an acquiror who acquires enough shares to exercise specified percentages of voting power of a corporation from having any voting rights except to the extent approved by two-thirds of the votes entitled to be cast on the matter not including shares of stock owned by the acquiring person and any officers or directors who are employees of the corporation. These provisions are referred to as the control share statute.

     The control share statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation's charter or bylaws. FelCor's charter contains a provision exempting any and all acquisitions of FelCor's shares of stock from the control share statute. This provision could be amended or eliminated in the future. If this exemption in the charter is eliminated, the control share statute could discourage offers to acquire FelCor stock and could increase the difficulty of completing an offer.

     The Maryland General Corporation Law also provides that Maryland corporations that are subject to the Exchange Act and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:

     - provide that a special meeting of stockholders, will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting,

     - reserve for itself the right to fix the number of directors,

     - provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote, and

     - retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director.

     In addition, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. FelCor is not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire FelCor stock and could increase the difficulty of completing an offer.

                        COMPARISON OF STOCKHOLDER RIGHTS

     Both FelCor and MeriStar are incorporated in Maryland and governed by the Maryland General Corporation Law. The FelCor charter and bylaws and the MeriStar charter and bylaws are similar in several respects, including with respect to the following matters: majority vote required for extraordinary transactions, absence of cumulative voting, classification of the board of directors, director qualifications, indemnification of officers and directors, limitations on director liability, voting rights and inapplicability of the control share statute. The following is a summary of the material differences between the rights of holders of FelCor common stock and those of the holders of MeriStar common stock after the merger. These differences arise from differences between the FelCor charter and bylaws and the MeriStar charter and bylaws.

NUMBER OF DIRECTORS

     The FelCor board of directors must be a minimum of three directors, but not more than nine, unless otherwise determined by resolution of 80% of the board of directors. The minimum number of members of the MeriStar board of directors is three, and the bylaws prescribe a maximum of up to 15 members. Currently, MeriStar has 10 directors, and FelCor has 11 directors.

AMENDMENTS TO CHARTER

     Amendments to the FelCor and MeriStar charters are governed by the provisions of the Maryland General Corporation Law which require the board of directors to adopt a resolution which sets forth the proposed amendment, declare that it is advisable, and direct that the proposed amendment be submitted for consideration at either an annual or special meeting of the stockholders entitled to vote to approve the amendment.

     FelCor's charter requires that any proposed amendment to the charter will become effective only upon the affirmative vote of the holders of not less than a majority of all votes entitled to be cast on the matter. However, any amendment to or repeal of provisions of the charter relating to ownership limitations on the stock of FelCor will be effective only if it is adopted upon the affirmative vote of not less than two-thirds of the aggregate votes entitled to be cast on the proposed amendment. Any amendment to or repeal of provisions of FelCor's charter relating to the board of directors requires the affirmative vote of not less than 80% of the board of directors and 75% of the aggregate votes entitled to be cast on the proposed amendment.

     MeriStar's charter requires that an amendment to the charter addressing any stock provisions become effective only upon the affirmative vote of all independent directors and the holders of not less than two-thirds of all votes entitled to be cast on the matter. To amend any provisions in the MeriStar charter addressing the classification of directors, the removal of directors, independent directors, pre-emptive rights, indemnification and liability of directors and officers and amendments to the charter, approval by the affirmative vote of the holders of not less than two thirds of all votes entitled to be cast on the matter is required.

PREFERRED STOCK

     MeriStar has no outstanding shares of preferred stock. FelCor has outstanding shares of two series of preferred stock. The FelCor preferred stock has preferences over common stock on dividends or liquidating distributions. For a description of the terms of FelCor's preferred stock, see "Description of FelCor Capital Stock -- Description of FelCor Preferred Stock."

     The FelCor charter expressly provides that the board of directors may set, change or eliminate any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and condition of redemption of any of the unissued shares of the preferred stock of FelCor. The MeriStar charter expressly provides that the board of directors may designate the rights, preferences and priorities of any of the unissued shares of the preferred stock of MeriStar, provided that the preferred stock will not be used for anti-takeover purposes and will not have super-majority voting rights.

SPECIAL MEETINGS OF THE STOCKHOLDERS

     The bylaws of FelCor provide that a special meeting of the stockholders may be called by the chairman of the board, the chief executive officer, the president or the majority of the board of directors or a majority of the independent directors, or the holders of at least 10% of the outstanding shares of stock entitled to vote at the meeting.

     The bylaws of MeriStar provide that a special meeting of stockholders may be called by the president, chief executive officer or the board of directors, or the holders of at least a majority of the outstanding shares of stock entitled to vote at the meeting. The stockholders must pay for the costs of the special meeting if called by the stockholders.

REMOVAL OF DIRECTORS

     FelCor's charter provides that directors may be removed from office at any time, but only for cause and then only by the affirmative vote of a majority of the holders of stock entitled to vote in an election for directors.

     MeriStar's charter provides that a director may be removed with or without cause by the affirmative vote of 75% of the votes entitled to be cast in the election of directors.

                                 LEGAL MATTERS

     The validity of our units to be issued in connection with the partnership merger will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

     The qualification of the merger as a reorganization under section 368(a) of the Internal Revenue Code will be passed upon for FelCor by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. The qualification of FelCor as a REIT for federal income tax purposes and our partnership status will be passed upon by Hunton & Williams, Richmond, Virginia.

     The qualification of the merger as a reorganization under section 368(a) of the Internal Revenue Code will be passed upon for MeriStar and the qualification of MeriStar as a REIT for federal income tax purposes and the partnership status of MeriStar Partnership will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                    EXPERTS

     The financial statements of FelCor Lodging Limited Partnership and its subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, and the financial statement schedule of real estate and accumulated depreciation have been included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of DJONT Operations, L.L.C. and its subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, and the financial statement schedule of real estate and accumulated depreciation have been included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Bristol Hotels & Resorts Tenant Companies included in this prospectus as of December 31, 2000 and for the nine months ended December 31, 2000, and of the predecessor thereto for the three months ended March 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 and the financial statement schedule of real estate and accumulated depreciation have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-4 of which this prospectus forms a part. The registration statement registers the distribution to holders of units of MeriStar Partnership of our units of limited partnership to be issued in connection with the partnership merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit specified information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any of this information at the following locations of the SEC:

     Public Reference Room         New York Regional Office         Chicago Regional Office
    450 Fifth Street, N.W.           7 World Trade Center               Citicorp Center
           Room 1024                      Suite 1300                500 West Madison Street
    Washington, D.C. 20549            New York, NY 10048                  Suite 1400
                                                                    Chicago, IL 60661-2511

     You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

     FelCor and we supplied all information contained in this prospectus relating to us, as well as all pro forma financial information, and MeriStar or MeriStar Partnership has supplied all information contained in this prospectus relating to MeriStar or MeriStar Partnership. This document constitutes our prospectus.

                      WHAT INFORMATION YOU SHOULD RELY ON

     No person has been authorized to give any information or to make any representation that differs from, or adds to, the information discussed in this document. Therefore, if anyone gives you different or additional information, you should not rely on it.

     This document is dated September 12, 2001. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies. This document does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, MeriStar Partnership's or our units of limited partnership interest, to or from any person to whom it is unlawful to direct these activities.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
FELCOR LODGING LIMITED PARTNERSHIP
  Consolidated Balance Sheets -- June 30, 2001 (Unaudited)
     and December 31, 2000..................................    F-3
  Consolidated Statements of Operations -- For the Six
     Months Ended June 30, 2001 and 2000 (Unaudited)........    F-4
  Consolidated Statements of Cash Flows -- For the Six
     Months Ended June 30, 2001 and 2000 (Unaudited)........    F-5
  Notes to Consolidated Financial Statements................    F-6
  Report of Independent Accountants.........................   F-21
  Consolidated Balance Sheets -- December 31, 2000 and
     1999...................................................   F-22
  Consolidated Statements of Operations for the years ended
     December 31, 2000, 1999 and 1998.......................   F-23
  Consolidated Statements of Partners' Capital for the years
     ended December 31, 2000, 1999 and 1998.................   F-24
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998.......................   F-25
  Notes to Consolidated Financial Statements................   F-26
  Report of Independent Accountants on Financial Statement
     Schedule...............................................   F-49
  Schedule III -- Real Estate and Accumulated Depreciation
     as of December 31, 2000................................   F-50

DJONT OPERATIONS, L.L.C.
  Report of Independent Accountants.........................   F-58
  Consolidated Balance Sheets -- December 31, 2000 and
     1999...................................................   F-59
  Consolidated Statements of Operations for the years ended
     December 31, 2000, 1999 and 1998.......................   F-60
  Consolidated Statements of Shareholders' Deficit for the
     years ended December 31, 2000, 1999 and 1998...........   F-61
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998.......................   F-62
  Notes to Consolidated Financial Statements................   F-63

BRISTOL HOTELS & RESORTS TENANT COMPANIES
  Independent Auditors' Report..............................   F-66
  Combined Balance Sheet -- December 31, 2000...............   F-67
  Combined Statements of Operations for the nine months
     ended December 31, 2000 and the three months ended
     March 31, 2000 (Predecessor)...........................   F-68
  Combined Statements of Stockholder's Equity -- March 31,
     2000 (Predecessor) and December 31, 2000...............   F-69
  Combined Statements of Cash Flows for the nine months
     ended December 31, 2000 and the three months ended
     March 31, 2000 (Predecessor)...........................   F-70
  Notes to the Combined Financial Statements................   F-71

                                                              PAGE
                                                              -----
MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
  Condensed Consolidated Balance Sheets -- June 30, 2001
     (unaudited) and December 31, 2000......................   F-78
  Condensed Consolidated Statements of Operations and
     Comprehensive Income -- Six Months Ended June 30, 2001
     and 2000 (unaudited)...................................   F-79
  Condensed Consolidated Statements of Partners'
     Capital -- Six Months Ended June 30, 2001 and 2000
     (unaudited)............................................   F-80
  Condensed Consolidated Statements of Cash Flows -- Six
     Months Ended June 30, 2001 and 2000 (unaudited)........   F-81
  Notes to Condensed Consolidated Financial Statements......   F-82
  Independent Auditors' Report..............................   F-92
  Consolidated Balance Sheets -- December 31, 2000 and
     1999...................................................   F-93
  Consolidated Statements of Operations -- Years Ended
     December 31, 2000, 1999 and 1998.......................   F-94
  Consolidated Statements of Partners' Capital -- Years
     Ended December 31, 2000, 1999 and 1998.................   F-95
  Consolidated Statements of Cash Flows -- Years Ended
     December 31, 2000, 1999 and 1998.......................   F-96
  Notes to the Consolidated Financial Statements............   F-97
  Schedule III -- Real Estate and Accumulated
     Depreciation...........................................  F-119

                       FELCOR LODGING LIMITED PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2001           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS


Investment in hotels, net of accumulated depreciation of
  $553,281 at June 30, 2001 and $473,101 at December 31,
  2000......................................................  $3,710,694     $3,750,275
Investment in unconsolidated entities.......................     154,980        128,593
Assets held for sale........................................      52,122        129,294
Cash and cash equivalents...................................      64,220         26,060
Restricted cash.............................................     323,555
Accounts receivable.........................................      46,449         31,241
Note receivable from unconsolidated entity..................                      7,695
Deferred expenses, net of accumulated amortization of $9,934
  at June 30, 2001 and $7,146 at December 31, 2000..........      32,201         23,944
Other assets................................................      19,307          6,501
                                                              ----------     ----------
          Total assets......................................  $4,403,528     $4,103,603
                                                              ==========     ==========

                           LIABILITIES AND PARTNERS' CAPITAL


Debt........................................................  $2,134,093     $1,838,241
Distributions declared but unpaid...........................      34,199         33,957
Accrued expenses and other liabilities......................     146,077         94,232
Minority interest in other partnerships.....................      50,474         50,774
                                                              ----------     ----------
          Total liabilities.................................   2,364,843      2,017,204
                                                              ----------     ----------
Commitments and contingencies
Redeemable units at redemption value........................     210,929        205,800
Preferred units, $.01 par value, 20,000 units authorized:
  Series A Cumulative Preferred Units, 5,981 units issued
     and outstanding........................................     149,515        149,515
  Series B Redeemable Preferred Units, 58 units issued and
     outstanding............................................     143,750        143,750
Partners' capital...........................................   1,534,491      1,587,334
                                                              ----------     ----------
          Total liabilities and partners' capital...........  $4,403,528     $4,103,603
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial

                       FELCOR LODGING LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
               (UNAUDITED, IN THOUSANDS EXCEPT FOR PER UNIT DATA)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenues:
  Hotel operating revenue:
     Room...................................................  $365,343
     Food and beverage......................................    53,150
     Other operating departments............................    24,790
  Percentage lease revenue..................................   115,137   $256,335
  Retail space rental and other revenue.....................     1,882      1,824
                                                              --------   --------
          Total revenues....................................   560,302    258,159
                                                              --------   --------
Expenses:
  Hotel operating expenses:
     Room...................................................    83,404
     Food and beverage......................................    39,141
     Other operating departments............................    10,922
  Management fees...........................................    12,612
  Other property operating costs............................   121,642
  Taxes, insurance and lease expense........................    76,460     47,588
  Corporate expenses........................................     6,372      6,112
  Depreciation..............................................    79,513     81,480
  Lease termination costs...................................    36,226
                                                              --------   --------
          Total operating expenses..........................   466,292    135,180
                                                              --------   --------
Operating income............................................    94,010    122,979
Interest expense, net.......................................   (79,621)   (76,781)
Swap termination expense....................................    (4,824)
Loss on assets held for sale................................              (63,000)
                                                              --------   --------
Income (loss) before equity in income from unconsolidated
  entities, minority interests, and gain on sale of
  assets....................................................     9,565    (16,802)
Equity in income from unconsolidated entities...............     6,328      5,648
Minority interests in other partnerships....................    (2,282)    (2,093)
Gain on sale of assets......................................     2,955        875
                                                              --------   --------
Income (loss) before extraordinary items....................    16,566    (12,372)
Extraordinary charge from write off of deferred financing
  fees......................................................      (225)
                                                              --------   --------
Net income (loss)...........................................    16,341    (12,372)
Preferred distributions.....................................   (12,300)   (12,358)
                                                              --------   --------
Net income (loss) applicable to unitholders.................  $  4,041   $(24,730)
                                                              ========   ========
Per unit data:
  Basic:
     Net income (loss) applicable to unitholders............  $   0.07   $  (0.39)
                                                              ========   ========
     Weighted average units outstanding.....................    61,628     63,066
  Diluted:
     Net income (loss) applicable to unitholders............  $   0.07   $  (0.39)
                                                              ========   ========
     Weighted average units outstanding.....................    62,069     63,297

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                           (UNAUDITED, IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2001        2000
                                                              ---------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $  16,341   $(12,372)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation............................................     79,513     81,480
    Gain on sale of assets..................................     (2,955)      (875)
    Amortization of deferred financing fees.................      2,563      2,383
    Accretion of debt.......................................       (150)      (448)
    Amortization of unearned officers' and directors'
      compensation..........................................        884        474
    Equity in income from unconsolidated entities...........     (6,328)    (5,648)
    Extraordinary write off of deferred financing fees......        225
    Lease termination costs.................................     36,226
    Loss on assets held for sale............................                63,000
    Minority interests in other partnerships................      2,282      2,093
  Changes in assets and liabilities:
    Accounts receivable.....................................    (10,077)   (10,204)
    Deferred expenses.......................................    (11,045)    (4,003)
    Other assets............................................    (11,297)    (1,251)
    Deferred rent...........................................                18,604
    Accrued expenses and other liabilities..................     (2,552)     5,510
                                                              ---------   --------
         Net cash flow provided by operating activities.....     93,630    138,743
                                                              ---------   --------
Cash flows provided by (used in) investing activities:
  Restricted cash...........................................   (323,555)
  Improvements and additions to hotels......................    (29,431)   (41,408)
  Proceeds from sale of interest in hotels..................     48,049
  Operating cash received in acquisition of lessee..........     25,583
  Proceeds from sale of assets..............................     10,967      1,071
  Cash distributions from unconsolidated entities...........      2,973     11,708
                                                              ---------   --------
         Net cash flow used in investing activities.........   (265,414)   (28,629)
                                                              ---------   --------
Cash flows provided by (used in) financing activities:
  Proceeds from borrowings..................................    849,748    500,892
  Repayment of borrowings...................................   (553,746)  (451,847)
  Purchase of treasury stock................................     (4,046)   (56,733)
  Proceeds from exercise of stock option....................        692
  Buyback of assumed stock options..........................                (1,860)
  Distributions paid to minority interest...................     (2,582)    (3,054)
  Distributions paid to preferred unitholders...............    (12,300)   (12,368)
  Distributions paid to unitholders.........................    (67,822)   (70,415)
                                                              ---------   --------
         Net cash flow provided by (used in) financing
          activities........................................    209,944    (95,385)
                                                              ---------   --------
Net change in cash and cash equivalents.....................     38,160     14,729
Cash and cash equivalents at beginning of periods...........     26,060     36,123
                                                              ---------   --------
Cash and cash equivalents at end of periods.................  $  64,220   $ 50,852
                                                              =========   ========
Supplemental cash flow information -- interest paid.........  $  84,115   $ 73,259
                                                              =========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     FelCor Lodging Limited Partnership and its subsidiaries (the "Company") at June 30, 2001, owned interests in 185 hotels in the United States and Canada with nearly 50,000 rooms and suites (collectively, the "Hotels"). The sole general partner of the Company is FelCor Lodging Trust Incorporated ("FelCor") the nation's second largest hotel real estate investment trust ("REIT"). At June 30, 2001, FelCor owned a greater than 85 percent equity interest in the Company. At June 30, 2001, the Company owned a 100 percent interest in 152 of the Hotels, a 90 percent or greater interest in entities owning seven hotels, a 60 percent interest in an entity owning two hotels and 50 percent interests in entities that own 24 hotels. Fifteen of the Company's hotels have been designated as held for sale.

     On May 9, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with MeriStar Hospitality Corporation ("MeriStar"). Pursuant to the Merger Agreement, MeriStar will be merged with and into FelCor subject to the approval of the shareholders of both companies. Under the terms of the merger plan holders of MeriStar common shares will receive, for each common share, $4.60 in cash and 0.784 shares of common stock of FelCor. The Company also will either assume or refinance $1.6 billion in MeriStar debt. A separate publicly traded company, MeriStar Hotels & Resorts, will continue to manage the hotels acquired from MeriStar in the merger. The merger is expected to close in September of 2001.

     The transaction will also involve the merger of the Company's subsidiary with and into MeriStar's subsidiary operating limited partnership. The holders of common partnership units in MeriStar's partnership will receive, for each common unit, $4.60 in cash and 0.784 common partnership units in the Company. Preferred units in MeriStar's partnership will receive similar preferred units in the Company or a combination of cash and units. The proposed mergers are subject to shareholder approval and other customary conditions. The equity portion of the transaction is structured to qualify as a tax free merger with respect to the share consideration.

     On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form taxable subsidiaries that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, the Company completed transactions that resulted in its newly formed taxable subsidiaries acquiring leases for 96 hotels that were leased to either DJONT Operations, L.L.C. and its consolidated subsidiaries (collectively "DJONT") or subsidiaries of Six Continents Hotels, formerly Bass Hotels and Resorts, ("Six Continents Hotels"). By acquiring these leases through its taxable subsidiaries, the Company acquired the economic benefits and risks of these hotel operations and reports hotel revenues and expenses rather than percentage lease revenues. Additionally, in 2001, the Company entered into an agreement to acquire its remaining 88 hotel leases held by Six Continents Hotels. This transaction was effective July 1, 2001.

                       FELCOR LODGING LIMITED PARTNERSHIP

1. ORGANIZATION -- (CONTINUED)

     The following table provides a schedule of the Hotels by brand, broken out between those hotels whose operations are consolidated for purposes of the Company's financial statements, those hotels whose operations are reported as unconsolidated entities for purposes of the Company's financial statements and those hotels operated under leases with Six Continents Hotels at June 30, 2001:

                                                                UNCONSOLIDATED   SIX CONTINENTS
BRAND                                            CONSOLIDATED   JOINT VENTURES   HOTELS LEASED    TOTAL
-----                                            ------------   --------------   --------------   -----
Hilton(R) Brands:
  Embassy Suites(R)............................       45              14                            59
  Doubletree(R) and Doubletree Guest
     Suites(R).................................       14                                            14
  Hampton Inn(R)...............................        2               1                5            8
  Hilton Suites(R).............................        1                                             1
  Homewood Suites(R)...........................                                         1            1
Six Continents Hotels Brands:
  Holiday Inn(R)...............................                        1               43           44
  Crowne Plaza(R) and Crowne Plaza Suites(R)...                                        18           18
  Holiday Inn Select(R)........................                                        10           10
  Holiday Inn Express(R).......................                                         5            5
Starwood Brands:
  Sheraton(R) and Sheraton Suites(R)...........        9               1                            10
  Westin(R)....................................        1                                             1
Other Brands...................................        1               7                6           14
                                                      --              --               --          ---
          Total Hotels.........................       73              24               88          185
                                                      ==              ==               ==          ===

     The Hotels are located in the United States (35 states) and Canada, with a concentration in Texas (41 hotels), California (19 hotels), Florida (16 hotels) and Georgia (14 hotels).

     At June 30, 2001, (i) subsidiaries of Six Continents Hotels managed 90 of the Hotels, (ii) subsidiaries of Hilton managed 72 of the Hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") managed 11 of the Hotels, (iv) subsidiaries of Interstate Hotels Corporation ("IHC") managed eight of the Hotels and (v) three independent management companies managed the four remaining Hotels.

     Effective January 1, 2001, with the enactment of the RMA, the Company acquired and contributed to a newly formed taxable REIT subsidiary, all the equity interests in DJONT. In consideration for the acquisition, the Company issued an aggregate of 416,667 units of limited partnership interest valued at approximately $10 million, which, together with DJONT's accumulated shareholders' deficit of $24.5 million, was expensed as a lease termination cost in the first quarter of 2001.

     Effective January 1, 2001, the Company completed the acquisition of 12 of the leases, which were held by Six Continents Hotels. In consideration for the acquisition and termination of these leases and the related management agreements of such leases, FelCor issued to Six Continents Hotels 413,585 shares of FelCor common stock valued at approximately $10 million and the Company issued the corresponding number of units. Of this $10 million in consideration for acquisition of these leases, approximately $8.3 million associated with 11 of the hotels had been previously accrued in connection with the hotels designated as held for sale and $1.7 million was expensed as lease termination costs in the first quarter of 2001. Of the 12 hotels, two have been sold, eight have been contributed to a joint venture with IHC, one remains to be sold and one will be retained. In March 2001, the Company contributed the eight hotels managed by IHC to a joint venture with IHC. The Company also entered into an agreement with Six

                       FELCOR LODGING LIMITED PARTNERSHIP

1. ORGANIZATION -- (CONTINUED)

Continents Hotels to acquire the remaining 88 leases, which became effective July 1, 2001. In consideration for the acquisition of such leases the Company entered into long-term management agreements with Six Continents Hotels with regard to these hotels and, on July 1, 2001, FelCor issued to Six Continents Hotels 100 shares of FelCor common stock.

     Certain reclassifications have been made to prior period financial information to conform to the current period's presentation with no effect to previously reported net income or partners' capital.

     The financial information for the six months ended June 30, 2001 and 2000, is unaudited but includes all adjustments (consisting only of normal recurring accruals) which the Company considers necessary for a fair presentation of the results for the periods. The financial information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, included in the Company's Annual Report on Form 10-K ("Form 10-K"). Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

2. DEFERRED RENT

     The Company recognized deferred lease income under Staff Accounting Bulletin No. 101 ("SAB 101") of $18.6 million for the six months ended June 30, 2000, respectively. In accordance with SAB 101, rent deferred in the first quarter of 2001 was fully earned and recognized as percentage lease revenue in the second quarter of 2001, because all contingencies related to such revenue were resolved with regard to the leases acquired July 1, 2001. For the six months ended June 30, 2001, SAB 101 had no financial impact to the Company.

3. ASSETS HELD FOR SALE

     In the second quarter of 2000, the Company identified 25 hotels that it considered non-strategic and announced its intention to sell such hotels. In connection with the decision to sell these hotels, the Company recorded, at June 30, 2000, an expense of $63 million representing the difference between the net book value of these hotels and the estimated net proceeds. No depreciation expense has been recorded on these hotels since June 30, 2000. Revenues related to the assets held for sale, less costs associated with those assets, were included in the Company's results of operations for the six months ended June 30, 2001 and 2000, and represented income of $7.1 million and $6.1 million (net of depreciation expense in 2000), respectively.

     In March 2001, the Company contributed eight of the hotels held for sale to an entity in which the Company owns a 50 percent equity interest and a subsidiary of IHC holds the other 50 percent equity interest. The Company contributed assets with a book value of approximately $77 million, received net cash proceeds of $48 million and retained a $17 million preferred interest.

     In June 2001, the Company sold the 140-room Hampton Inn located in Marietta, Georgia, for a net sales price of $7.1 million. The Company is actively marketing the remaining 15 hotels held for sale.

                       FELCOR LODGING LIMITED PARTNERSHIP

4. INVESTMENT IN UNCONSOLIDATED ENTITIES

     The Company owned 50 percent interests in joint venture partnerships that owned and operated 24 hotels at June 30, 2001, and 16 hotels at June 30, 2000. The Company also owned a 50% interest in partnerships that owned an undeveloped parcel of land, a condominium management company and developed and sold condominiums in Myrtle Beach, South Carolina. The Company accounts for its investments in these unconsolidated entities under the equity method.

     Summarized unaudited combined financial information for 100 percent of these unconsolidated entities is as follows (in thousands):

                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
Balance sheet information:
  Investment in hotels......................................  $342,294     $294,941
  Non-recourse mortgage debt................................  $266,660     $225,302
  Equity....................................................  $ 96,975     $ 82,986

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Statements of operations information:
  Total revenues............................................  $41,300   $39,173
  Net income................................................  $14,327   $13,649
  Net income attributable to the Company....................  $ 7,399   $ 6,719
  Amortization of cost in excess of book value..............   (1,071)   (1,071)
                                                              -------   -------
  Equity in income from unconsolidated entities.............  $ 6,328   $ 5,648
                                                              =======   =======

                       FELCOR LODGING LIMITED PARTNERSHIP

5. DEBT

     Debt at June 30, 2001, and December 31, 2000, consisted of the following (in thousands):

                                                                                     JUNE       DECEMBER
                                    COLLATERAL   INTEREST RATE   MATURITY DATE       2001         2000
                                    ----------   -------------   --------------   ----------   ----------
Floating Rate Debt:
  Line of credit..................  None         LIBOR + 200bp   August 2003                   $  112,000
  Mortgage debt...................  3 hotels     LIBOR + 200bp   February 2003                     61,909
  Promissory note.................  None         LIBOR + 200bp   June 2016        $      650          650
                                                                                  ----------   ----------
         Total floating rate
           debt...................                                                       650      174,559
                                                                                  ----------   ----------
Fixed Rate Debt:
  Line of credit -- swapped.......  None             7.66%       August 2003          39,900      250,000
  Publicly-traded term notes......  None             7.38%       October 2004        174,569      174,505
  Publicly-traded term notes......  None             7.63%       October 2007        124,370      124,320
  Publicly-traded term notes......  None             9.50%       September 2008      101,699
  Publicly-traded term notes......  None             9.50%       September 2008      395,073      394,731
  Publicly-traded term notes......  None             8.50%       June 2011           595,073
  Mortgage debt...................  15 hotels        7.24%       November 2007       138,854      140,148
  Mortgage debt...................  7 hotels         7.54%       April 2009           96,826       97,604
  Mortgage debt...................  6 hotels         7.55%       June 2009            72,810       73,389
  Mortgage debt...................  7 hotels         8.73%       May 2010            143,163      144,032
  Mortgage debt...................  8 hotels         8.70%       May 2010            183,807      184,829
  Other...........................  13 hotels     6.96%-7.23%    2000-2005            67,299       80,124
                                                                                  ----------   ----------
         Total fixed rate debt....                                                 2,133,443    1,663,682
                                                                                  ----------   ----------
         Total debt...............                                                $2,134,093   $1,838,241
                                                                                  ==========   ==========

     One month LIBOR at June 30, 2001, was 3.835%.

     At June 30, 2001, the Company's line of credit was matched with an interest rate swap agreement, which effectively converted the floating rate on the line of credit to a fixed rate.

     The line of credit contains various affirmative and negative covenants including limitations on total indebtedness, total secured indebtedness, and cash distributions, as well as the obligation to maintain certain minimum tangible net worth and certain minimum interest and debt service coverage ratios. At June 30, 2001, the Company was in compliance with all such covenants.

     The Company's other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than the line of credit. Most of the mortgage debt is non-recourse to the Company and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of the mortgage debt is prepayable; subject to various prepayment penalties, yield maintenance, or defeasance obligations.

     Interest expense is reported net of interest income of $2.2 million and $863,000 for the six months ended June 30, 2001 and 2000, respectively, and capitalized interest of $229,000 and $497,000, respectively.

     On June 4, 2001, the Company completed the private placement of $600 million in 8 1/2 percent senior unsecured notes that mature in June 2001. Approximately $315 million of the proceeds were placed in escrow pending completion of the merger with MeriStar. The remaining proceeds were used to pay down the Line of Credit and other floating rate debt. Associated with the pay down of the Line of Credit, the Company terminated interest rate swaps with a notional value of $200 million, resulting in a one-time $4.8 million swap termination cost, which was expensed in the second quarter. An extraordinary charge of

                       FELCOR LODGING LIMITED PARTNERSHIP

5. DEBT -- (CONTINUED)

$225,000 was recorded to write-off unamortized deferred financing costs associated with the prepayment of the floating rate debt.

     On January 11, 2001, the Company completed the private placement of $100 million in 9 1/2 percent senior unsecured notes that mature in September 2008. These notes were issued at a premium to yield an effective rate of 9 1/8 percent. The proceeds were used initially to pay down the company's line of credit.

6. ADOPTION OF SFAS 133

     On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either partners' capital or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

     Upon adoption of SFAS 133, on January 1, 2001, the Company recorded the fair value of its interest swap rate agreements with a notional value of $250 million as an asset of $248,000 with a corresponding credit to accumulated other comprehensive income reported in partners' capital.

     As of June 30, 2001, the Company held an interest rate swap agreement with a notional value of $50 million. The fixed interest rate paid on this swap was
5.6 percent and the floating swap rate received was 4.06 percent with a maturity of July 2003. The fair value of the Company's interest rate swap agreement at June 30, 2001 was a liability of $899,000 which was recorded in accrued expenses and accumulated other comprehensive income reported in partners' capital. Assuming no changes in the index rates over the next twelve months, the swap currently held by the Company would result in additional interest expense of $561,000. In June 2001, interest rate swaps with a notional amount of $200 million were terminated at a cost of $4.8 million when the corresponding floating rate debt was prepaid.

     In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. Derivatives are used primarily to fix the rate on floating rate debt and manage the cost of borrowing obligations. The Company requires that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. The Company does not use derivatives for trading or speculative purposes, and the Company has a policy of only entering into contracts with major financial institutions.

     To determine the fair values of its derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

     At June 30, 2001, the Company's financing facilities consist of a $600 million floating rate line of credit. To reduce the risk of variable interest rates, the Company currently uses an interest rate swap agreement, to effectively convert a portion of its floating rate debt to fixed-rate debt. The differences to be paid or received by the Company under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense.

                       FELCOR LODGING LIMITED PARTNERSHIP

7. COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components. Total comprehensive income for the six months ended June 30, 2001 is calculated as follows (in thousands):

Net income..................................................   $16,341
Realized loss on terminated interest rate swap agreements...     4,824
Unrealized loss on interest rate swap agreements............    (5,723)
                                                               -------
          Total comprehensive income........................   $15,442
                                                               =======

     Although the Company conducts business in Canada, the Canadian operations were not material to our consolidated financial position, results of operations or cash flows during the six months ended June 30, 2001 and 2000. Additionally, foreign currency transaction gains and losses were not material to the Company's results of operations for the six months ended June 30, 2001 and 2000.

8. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001 and will require (1) intangible assets (as defined in SFAS No. 141) to be reclassified into goodwill, (2) goodwill amortization to cease, and (3) the testing of goodwill for impairment at transition and at interim periods (if an event or circumstance would result in an impairment). The Company will adopt SFAS No. 142 on June 30, 2001, with the purchase of any goodwill and intangible assets acquired after June 30, 2001. The Company has not yet determined the impact of SFAS No. 142 on the Company's results of operations and financial position.

9. INCOME TAXES

     Under the RMA that became effective January 1, 2001, the Company leases certain of its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has a deferred tax asset of approximately $100,000, prior to any valuation allowance, relating to losses of the taxable REIT subsidiaries during the six months ended June 30, 2001. Management has provided a 100 percent valuation allowance against this asset due to uncertainty of realization and accordingly, no provision or benefit from income taxes is reflected in the accompanying Consolidated Statements of Operations.

10. GAIN ON SALE OF ASSETS

     During the six months ended June 30, 2001, the Company received $3.9 million for the condemnation of three parcels of land and recorded a gain of $3.0 million.

11. PURCHASE OF DJONT

     Effective January 1, 2001, the Company acquired all the equity interests in DJONT. In consideration for the acquisition, the Company issued 416,667 units of limited partnership interest valued at

                       FELCOR LODGING LIMITED PARTNERSHIP

11. PURCHASE OF DJONT -- (CONTINUED)

approximately $10 million which, together with DJONT's accumulated shareholders' deficit of $24.5 million, was expensed as lease termination cost in the first quarter of 2001.

     The Company purchased certain assets and assumed certain liabilities with this acquisition. The fair values of the acquired assets and liabilities at January 1, 2001, are as follows (in thousands):

Cash and cash equivalents...................................   $25,583
Accounts receivable.........................................    30,689
Investment in real estate...................................    10,954
Other assets................................................    10,358
                                                               -------
          Total assets acquired.............................    77,584
                                                               -------
Accounts payable............................................    18,656
Due to FelCor Lodging Trust.................................    39,466
Accrued expenses and other liabilities......................    43,999
                                                               -------
          Total liabilities assumed.........................   102,121
                                                               -------
Liabilities assumed in excess of assets acquired............    24,537
Value of units issued.......................................     9,896
                                                               -------
Lease termination costs.....................................   $34,433
                                                               =======

12. SEGMENT INFORMATION

     Following the acquisition of certain of the Company's leases at January 1, 2001, the Company has determined that its reportable segments are those that are consistent with the Company's method of internal reporting, which segments its business in 2001 by those hotels that the Company leases to DJONT (whose operations are consolidated for financial reporting purposes beginning January 1, 2001) and those hotels that the Company leases to Six Continents Hotels.

     For the six months ended June 30, 2000, the Company segmented its business between its two lessees, DJONT and Six Continents Hotels.

     The following tables present information for the reportable segments for the six months ended June 30, 2001 and 2000 (in thousands):

                                                     SIX
                                                  CONTINENTS                CORPORATE
                                        DJONT       HOTELS     SEGMENT    NOT ALLOCABLE   CONSOLIDATED
SIX MONTHS ENDED JUNE 30, 2001          LEASED      LEASED      TOTAL      TO SEGMENTS       TOTAL
------------------------------         --------   ----------   --------   -------------   ------------
Total revenues.......................  $443,283    $115,137    $558,420     $  1,882        $560,302
Net income (loss)....................  $ 80,431    $ 21,855    $102,286     $(85,945)       $ 16,341
Funds from operations................  $160,706    $ 62,161    $222,867     $(87,184)       $135,683
Weighted average units
  outstanding(1).....................                                                         66,759

                                                     SIX
                                                  CONTINENTS                CORPORATE
                                        DJONT       HOTELS     SEGMENT    NOT ALLOCABLE   CONSOLIDATED
SIX MONTHS ENDED JUNE 30, 2000          LEASED      LEASED      TOTAL      TO SEGMENTS       TOTAL
------------------------------         --------   ----------   --------   -------------   ------------
Total revenues.......................  $137,813    $118,522    $256,335     $  1,824        $258,159
Net income (loss)....................  $ 69,892    $ (1,059)   $ 68,833     $(81,205)       $(12,372)
Funds from operations................  $132,459    $104,459    $236,918     $(87,538)       $149,380
Weighted average units
  outstanding(1).....................                                                         67,987

---------------

(1) Weighted average units outstanding are computed including dilutive options, unvested stock grants, and assuming conversion of Series A preferred units to units.

                       FELCOR LODGING LIMITED PARTNERSHIP

13. TREASURY STOCK REPURCHASE PROGRAM

     On January 4, 2000, FelCor announced that its Board of Directors had approved a $200 million increase in its stock repurchase program, authorizing FelCor to purchase up to an aggregate of $300 million of its outstanding common shares. Approximately 179,000 of FelCor common shares for approximately $4.0 million have been purchased from January 1, 2001 through March 27, 2001. FelCor has not repurchased any additional shares since March 27, 2001. These repurchases have been recorded as a reduction to partners' capital as a result of the redemption of units held by FelCor to fund the repurchases. Since the inception of the stock repurchase program FelCor has repurchased approximately
10.5 million shares of FelCor common stock for approximately $189.1 million.

14. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per unit for the six months ended June 30, 2001 and 2000 (in thousands, except per unit data):

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Numerator:
  Income (loss) before extraordinary items..................  $ 16,566   $(12,372)
  Extraordinary charge......................................      (225)
                                                              --------   --------
  Net income (loss).........................................    16,341    (12,372)
  Preferred distributions...................................   (12,300)   (12,358)
                                                              --------   --------
  Net income (loss) applicable to unitholders...............  $  4,041   $(24,730)
                                                              ========   ========
Denominator:
  Denominator for basic earnings per unit -- weighted
     average units..........................................    61,628     63,066
  Effect of dilutive securities:
     Stock options..........................................        90
     Restricted units.......................................       351        231
                                                              --------   --------
     Denominator for diluted earnings per unit -- adjusted
      weighted average units and assumed conversions........    61,069     63,297
                                                              ========   ========
Earnings (loss) per unit data:
  Basic
     Net income (loss) before extraordinary item............  $   0.07   $  (0.39)
     Extraordinary item.....................................
                                                              --------   --------
     Net income (loss)......................................  $   0.07   $  (0.39)
                                                              ========   ========
  Diluted
     Net income (loss) before extraordinary item............  $   0.07   $  (0.39)
     Extraordinary item.....................................
                                                              --------   --------
     Net income (loss)......................................  $   0.07   $  (0.39)
                                                              ========   ========

     The Series A preferred units and most of the options granted are anti-dilutive and not included in the calculation of diluted earnings per unit.

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Company's wholly-owned subsidiaries (FelCor/CSS Holdings, L.P.; FelCor/CSS Hotels, L.L.C.; FelCor/LAX Hotels L.L.C.; FelCor Eight Hotels, L.L.C.; FelCor/St. Paul Holdings, L.P.; FelCor/LAX Holdings, L.P.; FHAC Nevada Holding, L.L.C.; FelCor TRS Holdings, L.P.; Kingston Plantation Development Corp.; FHAC Texas Holdings, L.P.; FelCor Omaha Hotel Company, L.L.C.; FelCor Country Villa Hotel, L.L.C.; FelCor Moline Hotel, L.L.C.; FelCor Canada Co. and FelCor Hotel Asset Company, L.L.C., collectively "Subsidiary Guarantors"), together with FelCor and one of its wholly-owned subsidiaries (FelCor Nevada Holdings, L.L.C.), are guarantors of senior debt. The following tables present consolidating information for the Subsidiary Guarantors.

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2001
                                 (IN THOUSANDS)

                                                       SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                         FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                         -----------   ----------   -------------   ------------   ------------
                                                    ASSETS


Net investment in hotel properties.....  $   512,786   $1,638,108    $1,559,800                     $3,710,694
Investment in consolidated entities....    4,096,294                                $(4,096,294)
Investment in unconsolidated
  entities.............................      136,814       18,166                                      154,980
Assets held for sale...................        4,391       43,595         4,136                         52,122
Cash and cash equivalents..............       20,586       27,806        15,828                         64,220
Restricted cash........................      323,555                                                   323,555
Due (to) from subsidiary...............   (1,604,725)     478,252     1,126,473
Accounts receivable....................       10,636       35,813                                       46,449
Deferred assets........................       26,594        1,174         4,433                         32,201
Other assets...........................        6,412        8,188         4,707                         19,307
                                         -----------   ----------    ----------     -----------     ----------
         Total assets..................  $ 3,533,343   $2,251,102    $2,715,377     $(4,096,294)    $4,403,528
                                         ===========   ==========    ==========     ===========     ==========

                                       LIABILITIES AND PARTNERS' CAPITAL

Debt...................................  $ 1,413,691   $  145,409    $  574,993                     $2,134,093
Distributions payable..................       34,199                                                    34,199
Accrued expenses and other
  liabilities..........................       46,436       79,080        20,561                        146,077
Minority interest in other
  partnerships.........................          332                     50,142                         50,474
                                         -----------   ----------    ----------                     ----------
         Total liabilities.............    1,494,658      224,489       645,696                      2,364,843
                                         -----------   ----------    ----------                     ----------
Redeemable units at redemption value...      210,929                                                   210,929
Preferred units........................      293,265                                                   293,265
Partners' capital......................    1,534,491    2,026,613     2,069,681     $(4,096,294)     1,534,491
                                         -----------   ----------    ----------     -----------     ----------
         Total liabilities and
           partners' capital...........  $ 3,533,343   $2,251,102    $2,715,377     $(4,096,294)    $4,403,528
                                         ===========   ==========    ==========     ===========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2000
                                 (IN THOUSANDS)

                                                        SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                          FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                          -----------   ----------   -------------   ------------   ------------
                                                     ASSETS


Net investment in hotel properties......  $  593,248    $1,663,611    $1,539,896                     $3,796,755
Investment in consolidated entities.....   2,814,305                                 $(2,814,305)
Investment in unconsolidated entities...     116,811        16,227                                      133,038
Assets held for sale....................       4,582       118,510        12,555                        135,647
Cash and cash equivalents...............      21,582         8,269        21,001                         50,852
Due from Lessee.........................      14,278        18,218        (3,898)                        28,598
Due (to) from subsidiary................    (244,385)      263,404       (19,019)
Note receivable from unconsolidated
  entity................................       7,728                                                      7,728
Deferred assets.........................      10,772         1,245         5,076                         17,093
Other assets............................       5,215         1,834             5                          7,054
                                          ----------    ----------    ----------     -----------     ----------
         Total assets...................  $3,344,136    $2,091,318    $1,555,616     $(2,814,305)    $4,176,765
                                          ==========    ==========    ==========     ===========     ==========

                                       LIABILITIES AND PARTNERS' CAPITAL

Debt....................................  $1,117,360    $  118,227    $  647,156                     $1,882,743
Distributions payable...................      35,237                                                     35,237
Accrued expenses and other
  liabilities...........................      73,335                                                     73,335
Deferred rent...........................       2,068         7,771         8,765                         18,604
Minority interest in other
  partnerships..........................                                  50,710                         50,710
                                          ----------    ----------    ----------                     ----------
         Total liabilities..............   1,228,000       125,998       706,631                      2,060,629
                                          ----------    ----------    ----------                     ----------
Redeemable units at redemption value....     151,948                                                    151,948
Preferred units.........................     294,515                                                    294,515
Partners' capital.......................   1,669,673     1,965,320       848,985     $(2,814,305)     1,669,673
                                          ----------    ----------    ----------     -----------     ----------
         Total liabilities and partners'
           capital .....................  $3,344,136    $2,091,318    $1,555,616     $(2,814,305)    $4,176,765
                                          ==========    ==========    ==========     ===========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                 (IN THOUSANDS)

                                                       SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                         FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                         -----------   ----------   -------------   ------------   ------------
Revenues:
Hotel operating revenue................                 $441,434      $  1,849                       $443,283
Percentage lease revenue...............   $ 42,818       121,932        94,809       $(144,422)       115,137
Other revenue..........................      1,458           351            73                          1,882
                                          --------      --------      --------       ---------       --------
         Total revenue.................     44,276       563,717        96,731        (144,422)       560,302
                                          --------      --------      --------       ---------       --------
Expenses:
Hotel operating expenses...............                  266,657         1,064                        267,721
Taxes, insurance and other.............      5,215       203,040        12,627        (144,422)        76,460
Corporate expenses.....................        907         3,328         2,137                          6,372
Depreciation...........................     13,596        35,719        30,198                         79,513
Lease termination costs................     34,456         1,770                                       36,226
                                          --------      --------      --------       ---------       --------
         Total operating expenses......     54,174       510,514        46,026        (144,422)       466,292
                                          --------      --------      --------       ---------       --------
Operating income (loss)................     (9,898)       53,203        50,705                         94,010
Interest expense, net..................    (48,343)       (5,693)      (25,585)                       (79,621)
Swap termination expense...............     (4,824)                                                    (4,824)
                                          --------      --------      --------       ---------       --------
Income (loss) before equity in income
  from unconsolidated entities,
  minority interests, and gain on sale
  of assets............................    (63,065)       47,510        25,120                          9,565
Equity in income from consolidated
  entities.............................    (72,863)                                     72,863
                                          --------                                   ---------
Equity in income from unconsolidated
  entities.............................      6,358           (30)                                       6,328
Minority interests in other
  partnerships.........................       (235)                     (2,047)                        (2,282)
Gain on sale of assets.................        645                       2,310                          2,955
                                          --------      --------      --------       ---------       --------
Income (loss) before extraordinary
  items................................     16,566        47,480        25,383         (72,863)        16,566
Extraordinary charge from writeoff of
  deferred financing fees..............       (225)                       (225)            225           (225)
                                          --------      --------      --------       ---------       --------
Net income (loss)......................     16,341        47,480        25,158                         16,341
Preferred distributions................    (12,300)                                                   (12,300)
                                          --------      --------      --------       ---------       --------
Net income (loss) applicable to
  unitholders..........................   $  4,041      $ 47,480      $ 25,158       $ (72,638)      $  4,041
                                          ========      ========      ========       =========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                 (IN THOUSANDS)

                                                             SUBSIDIARY   NON-GUARANTOR      TOTAL
                                               FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                               -----------   ----------   -------------   ------------
Cash flows from operating activities.........   $ (47,075)    $ 84,999      $ 55,706        $ 93,630
Cash flows from (used in) investing                             19,180        (8,249)
  activities.................................    (276,345)                                  (265,414)
Cash flows from (used in) financing                            (79,405)      (49,544)
  activities.................................     338,893                                    209,944
                                                ---------     --------      --------        --------
Change in cash and cash equivalents..........      15,473       24,774        (2,087)         38,160
Cash and cash equivalents at beginning of                        3,032        17,915
  period.....................................       5,113                                     26,060
                                                ---------     --------      --------        --------
Cash and cash equivalents at end of period...   $  20,586     $ 27,806      $ 15,828        $ 64,220
                                                =========     ========      ========        ========

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

                                                  SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                    FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                    -----------   ----------   -------------   ------------   ------------
Revenues:
Percent rent......................   $ 55,332      $123,202       $77,801                       $256,335
Other revenue.....................      1,824                                                      1,824
                                     --------      --------       -------        --------       --------
          Total revenue...........     57,156       123,202        77,801                        258,159
                                     --------      --------       -------        --------       --------
Expenses:
General and administrative........      1,319         2,937         1,856                          6,112
Depreciation......................     17,803        37,591        26,086                         81,480
Taxes, insurance and other........      7,480        15,292        13,105                         35,877
Land leases.......................        965         9,491         1,255                         11,711
                                     --------      --------       -------        --------       --------
          Total operating
            expenses..............     27,567        65,311        42,302                        135,180
                                     --------      --------       -------        --------       --------
Operating income..................     29,589        57,891        35,499                        122,979
Interest expense, net.............    (53,711)       (5,454)      (17,616)                       (76,781)
Loss on assets held for sale......     (6,170)      (53,200)       (3,630)                       (63,000)
                                     --------      --------       -------        --------       --------
Income (loss) before equity in
  income from unconsolidated
  entities, minority interests and
  gain on sale of assets..........    (30,292)         (763)       14,253                        (16,802)
Equity in income from consolidated
  entities........................     14,480                                    $(14,480)
Equity in income from
  unconsolidated entities.........      4,933           715                                        5,648
Minority interest other
  partnerships....................     (1,493)                       (600)                        (2,093)
Gain on sale of assets............                      875                                          875
                                     --------      --------       -------        --------       --------
Net income (loss).................    (12,372)          827        13,653         (14,480)       (12,372)
Preferred distributions...........     12,358                                                     12,358
                                     --------      --------       -------        --------       --------
Net income (loss) applicable to
  unitholders.....................   $(24,730)     $    827       $13,653        $(14,480)      $(24,730)
                                     ========      ========       =======        ========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

                                                             SUBSIDIARY   NON-GUARANTOR      TOTAL
                                               FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                               -----------   ----------   -------------   ------------
Cash flows from operating activities.........    $ 4,335      $ 90,052      $ 44,356        $138,743
Cash flows from (used in) investing                            (16,628)      (10,827)
  activities.................................     (1,174)                                    (28,629)
Cash flows from (used in) financing                            (77,573)      (33,140)
  activities.................................     15,328                                     (95,385)
                                                 -------      --------      --------        --------
Change in cash and cash equivalents..........     18,489        (4,149)          389          14,729
Cash and cash equivalents at beginning of                       12,418        20,612
  period.....................................      3,093                                      36,123
                                                 -------      --------      --------        --------
Cash and cash equivalents at end of period...    $21,582      $  8,269      $ 21,001        $ 50,852
                                                 =======      ========      ========        ========

16. PRO FORMA INFORMATION (UNAUDITED)

     The following unaudited pro forma information for the six months ended June 30, 2001 and 2000 is based in part upon the Consolidated Statements of Operations of the Company, DJONT, Six Continents Hotels and MeriStar for the six months ended June 30, 2001 and 2000.

     The Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and 2000 assumes that all the following occurred on January 1 of the fiscal period presented:

     - the Company's acquisition of DJONT, effective January 1, 2001, for 416,667 units of limited partnership interest valued at approximately $10 million;

     - the Company's acquisition of 12 leases held by Bristol Tenant Company, effective January 1, 2001, for 413,585 shares of FelCor common stock valued at approximately $10 million;

     - the Company's acquisition of the remaining 88 leases held by Bristol Tenant Company, effective July 1, 2001;

     - the assignment of the leases from MeriStar Hotels & Resorts, Inc. to taxable REIT subsidiaries; and

     - the completion of the MeriStar merger and related financings and the application of the net proceeds.

     In the opinion of FelCor's management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Combined Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the MeriStar merger and the other transactions described above occurred

                       FELCOR LODGING LIMITED PARTNERSHIP

16. PRO FORMA INFORMATION (UNAUDITED) -- (CONTINUED)

on the indicated dates, nor do they purport to represent the Company's results of operations for future periods.

                                                                     PRO FORMA
                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
Total revenue...............................................  $1,412,155   $1,471,031
Net income applicable to unitholders........................      73,771   $   88,395
Basic:
  Net income applicable to unitholders......................  $     0.74   $     0.88
  Weighted average units outstanding........................     100,020      100,701
Diluted:
  Net income applicable to unitholders......................  $     0.73   $     0.87
  Weighted average units outstanding........................     101,352      101,746

17. SUBSEQUENT EVENTS

     On July 18, 2001, the Company announced the commitment of a $500 million standby loan facility. The loan facility will be available to fund any purchases of MeriStar's existing 9 percent Senior Notes due 2009 or 9 1/8 percent Senior Notes due 2011 pursuant to change in control provisions contained in the indentures.

     On July 26, 2001, the Company announced the increase of its line of credit from $600 million to $700 million contingent upon the merger with MeriStar closing. The new unsecured facility has similar terms as the existing facility. The facility has a term of up to five years, a floating interest rate, and a tiered spread based on the Company's leverage ratio. The increased line will be available to refinance a portion of MeriStar's debt and for general corporate purposes.

     The Company has filed a registration statement on Form S-4 with the SEC in connection with the merger. The registration statement is currently being reviewed by the SEC but has not been declared effective. The Form S-4 contains a prospectus, a proxy statement, and other documents for FelCor's and MeriStar's stockholder meetings at which time the proposed merger will be considered. It is planned to mail the proxy statement and prospectus contained in the Form S-4 to our respective stockholders after the registration statement is declared effective by the SEC. The Form S-4, proxy statement and prospectus will contain important information about FelCor, MeriStar, the merger and related matters.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of FelCor Lodging Trust Incorporated:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' capital and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Limited Partnership at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
February 5, 2001,
  except for footnotes 1 and 20,
  as to which the date is March 28, 2001

                       FELCOR LODGING LIMITED PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                 2000         1999
                                                              ----------   ----------
                                       ASSETS


Investment in hotels, net of accumulated depreciation of
  $473,101 in 2000 and $330,555 in 1999.....................  $3,750,275   $4,035,344
Investment in unconsolidated entities.......................     128,593      136,718
Assets held for sale........................................     129,294
Cash and cash equivalents...................................      26,060       36,123
Due from Lessees............................................      28,058       18,394
Note receivable from unconsolidated entity..................       7,695        7,760
Deferred expenses, net of accumulated amortization of $7,146
  in 2000 and $4,491 in 1999................................      23,944       15,473
Other assets................................................       9,684        5,939
                                                              ----------   ----------
          Total assets......................................  $4,103,603   $4,255,751
                                                              ==========   ==========

                          LIABILITIES AND PARTNERS' EQUITY
Debt, net of discount of $6,443 in 2000 and $1,401 in
  1999......................................................  $1,838,241   $1,833,954
Distributions payable.......................................      33,957       39,657
Accrued expenses and other liabilities......................      94,232       65,480
Minority interest in other partnerships.....................      50,774       51,671
                                                              ----------   ----------
          Total liabilities.................................   2,017,204    1,990,762
                                                              ----------   ----------
Commitments and contingencies
Redeemable units at redemption value........................     205,800       52,338
Preferred units:
  Series A Cumulative Preferred Units, 5,981 and 6,050 units issued and outstanding at December 31, 2000 and 1999,
     respectively...........................................     149,515      151,250
  Series B Redeemable Preferred Units, 58 units issued and
     outstanding............................................     143,750      143,750
Partners' Capital...........................................   1,587,334    1,917,651
                                                              ----------   ----------
          Total liabilities and partners' capital...........  $4,103,603   $4,255,751
                                                              ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                2000       1999       1998
                                                              --------   --------   --------
Revenues:
  Percentage lease revenue..................................  $536,907   $490,893   $328,035
  Other revenue.............................................     4,965      4,624      4,565
                                                              --------   --------   --------
          Total revenues....................................   541,872    495,517    332,600
                                                              --------   --------   --------
Expenses:
  General and administrative................................    12,256      9,122      5,254
  Depreciation..............................................   160,745    152,948     90,835
  Taxes, insurance and other................................    70,648     59,572     37,158
  Land leases...............................................    21,985     17,558      8,130
                                                              --------   --------   --------
          Total operating expenses..........................   265,634    239,200    141,377
                                                              --------   --------   --------
  Operating income..........................................   276,238    256,317    191,223
  Interest expense..........................................   158,620    125,435     73,182
  Loss on hotels held for sale..............................    63,000
Income before equity in income from unconsolidated entities,
  minority interests, and gain on sale of assets............    54,618    130,882    118,041
Equity in income from unconsolidated entities...............    14,820      8,484      7,017
Minority interests in other partnerships....................    (3,570)    (2,713)    (1,121)
Gain on sale of assets......................................     4,388        236        477
                                                              --------   --------   --------
Income before extraordinary item............................    70,256    136,889    124,414
Extraordinary charge from write off of deferred financing
  fees......................................................    (3,865)    (1,113)    (3,075)
                                                              --------   --------   --------
Net income..................................................    66,391    135,776    121,339
Preferred distributions.....................................   (24,682)   (24,735)   (21,423)
                                                              --------   --------   --------
Net income applicable to unitholders........................  $ 41,709   $111,041   $ 99,916
                                                              ========   ========   ========
Per unit data:
  Basic:
     Income applicable to unitholders before extraordinary
       charge...............................................  $   0.73   $   1.59   $   1.95
     Extraordinary charge...................................     (0.06)     (0.01)     (0.06)
                                                              --------   --------   --------
     Net income applicable to unitholders...................  $   0.67   $   1.58   $   1.89
                                                              ========   ========   ========
     Weighted average units outstanding.....................    62,301     70,372     52,978
  Diluted:
     Income applicable to unitholders before extraordinary
       charge...............................................  $   0.73   $   1.59   $   1.93
     Extraordinary charge...................................     (0.06)     (0.02)     (0.06)
                                                              --------   --------   --------
     Net income applicable to unitholders...................  $   0.67   $   1.57   $   1.87
                                                              ========   ========   ========
     Weighted average units outstanding.....................    62,556     70,561     53,323

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

Balance, December 31, 1997..................................  $  897,766
Contributions...............................................   1,147,739
Distributions...............................................    (166,580)
Allocations from redeemable units...........................      42,111
Net income..................................................     121,339
                                                              ----------
Balance, December 31, 1998..................................   2,042,375
Contributions...............................................         583
Redemption of units.........................................     (98,387)
Distributions...............................................    (179,185)
Allocations from redeemable units...........................      16,489
Net income..................................................     135,776
                                                              ----------
Balance, December 31, 1999..................................   1,917,651
Contributions...............................................       3,410
Redemption of units.........................................    (190,416)
Distributions...............................................    (158,104)
Allocations to redeemable units.............................     (51,598)
Net income..................................................      66,391
                                                              ----------
Balance, December 31, 2000..................................  $1,587,334
                                                              ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                                             2000         1999         1998
                                                           ---------   ----------   ----------
Cash flows from operating activities:
  Net income.............................................  $  66,391   $  135,776   $  121,339
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Gain on sale of assets..............................     (4,388)        (236)        (477)
     Depreciation........................................    160,745      152,948       90,835
     Loss on hotels held for sale........................     63,000
     Amortization of deferred financing fees.............      3,936        1,816        1,985
     Amortization of unearned officers' and directors'
       compensation......................................      1,478          652          830
     Equity in income from unconsolidated entities.......    (14,820)      (8,484)      (7,017)
     Extraordinary charge for write off of deferred
       financing fees....................................      3,865        1,113        3,075
     Minority interest in other partnerships.............      3,570        2,713        1,121
  Changes in assets and liabilities, net of effects of
     acquisitions:
     Due from Lessees....................................     (9,664)         574       (3,035)
     Deferred financing fees.............................    (16,964)      (9,313)      (4,348)
     Other assets........................................     (5,339)        (282)        (602)
     Accrued expenses and other liabilities..............     25,494        5,088      (11,123)
                                                           ---------   ----------   ----------
          Net cash flow provided by operating
            activities...................................    277,304      282,365      192,583
                                                           ---------   ----------   ----------
Cash flows used in investing activities:
  Acquisition of hotels..................................                 (10,802)    (326,276)
  Acquisition of unconsolidated entities.................                  (7,452)      (4,230)
  Improvements and additions to hotels...................    (95,235)    (222,320)    (119,107)
  Note receivable from unconsolidated entity.............                               (7,766)
  Bristol interim credit facility........................                             (120,000)
  Sale of assets.........................................     35,111       15,476        7,815
  Cash distributions from unconsolidated entities........     25,358       19,581       19,066
                                                           ---------   ----------   ----------
          Net cash flow used in investing activities.....    (34,766)    (205,517)    (550,498)
                                                           ---------   ----------   ----------
Cash flows provided by (used in) financing activities:
  Proceeds from borrowings...............................    997,424    1,034,667    1,013,003
  Repayment of borrowings................................   (992,635)    (804,915)    (658,524)
  Proceeds from sale of preferred units..................                              139,063
  Redemption of units....................................    (88,542)     (98,387)
  Contributions..........................................                       8        3,884
  Distributions paid to minority interest unitholders in
     other partnerships..................................     (5,229)
  Distributions paid to unitholders......................   (138,928)    (180,803)    (105,425)
  Dividends paid to preferred unitholders................    (24,691)     (25,987)     (16,937)
                                                           ---------   ----------   ----------
          Net cash flow provided by (used in) financing
            activities...................................   (252,601)     (75,417)     375,064
                                                           ---------   ----------   ----------
Net change in cash and cash equivalents..................    (10,063)       1,431       17,149
Cash and cash equivalents at beginning of years..........     36,123       34,692       17,543
                                                           ---------   ----------   ----------
Cash and cash equivalents at end of years................  $  26,060   $   36,123   $   34,692
                                                           =========   ==========   ==========
Supplemental cash flow information -- interest paid......  $ 143,594   $  125,085   $   72,215
                                                           ---------   ----------   ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     FelCor Lodging Limited Partnership and its subsidiaries (the "Company") at December 31, 2000, owned interests in 186 hotels with nearly 50,000 rooms and suites (collectively the "Hotels"). The sole general partner of the Company is FelCor Lodging Trust Incorporated ("FelCor") which is the nation's second largest hotel real estate investment trust ("REIT"). At December 31, 2000, FelCor owned greater than 86% equity interest in the Company. At December 31, 2000, the Company owned 100% of the interest in 161 of the Hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels and 50% interests in separate entities that own 16 hotels.

     The following table provides a schedule of the Hotels, by brand, operated by each of the Company's lessees at December 31, 2000:

                                                                     NOT OPERATED
BRAND                                              DJONT   BRISTOL   UNDER A LEASE   TOTAL
-----                                              -----   -------   -------------   -----
Hilton(R) Brands:
  Embassy Suites(R)..............................   59                                 59
  Doubletree(R) and Doubletree Guest Suites(R)...   14                                 14
  Hampton Inn(R).................................             9                         9
  Hilton Suites(R)...............................    1                                  1
  Homewood Suites(R).............................             1                         1
Six Continents Brands:
  Holiday Inn(R).................................            43            1           44
  Crowne Plaza(R) and Crowne Plaza Suites(R).....            18                        18
  Holiday Inn Select(R)..........................            10                        10
  Holiday Inn Express(R).........................             5                         5
Starwood Brands:
  Sheraton(R) and Sheraton Suites(R).............   10                                 10
  Westin(R)......................................    1                                  1
Other Brands.....................................            13            1           14
                                                    --       --           --          ---
          Total Hotels...........................   85       99            2          186
                                                    ==       ==           ==          ===

     The Hotels are located in the United States (35 states) and Canada, with a concentration in Texas (41 hotels), California (19 hotels), Florida (18 hotels) and Georgia (15 hotels). The following table provides information regarding the net acquisition and disposition of hotels through December 31, 2000:

                                                         NET HOTELS
                                                   ACQUIRED/(DISPOSED OF)
                                                   ----------------------
1994............................................              7
1995............................................             13
1996............................................             23
1997............................................             30
1998............................................            120
1999............................................             (5)
2000............................................             (2)
                                                            ---
                                                            186
                                                            ===

     On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions reduce the percentage of taxable income required to be distributed by a REIT from 95% to 90% for taxable years after 2000 and subject to certain limitations, permit a REIT to own taxable subsidiaries

                       FELCOR LODGING LIMITED PARTNERSHIP

1. ORGANIZATION -- (CONTINUED)

that engage in businesses previously prohibited to a REIT, including, among other things, leasing hotels from a hotel REIT, provided that the hotels continue to be managed by unrelated third parties.

     At December 31, 2000, the Company leased 85 hotels to DJONT Operations, L.L.C., a Delaware limited liability company, or a consolidated subsidiary thereof (collectively "DJONT") and leased 99 hotels to Bristol Hotels & Resorts and its consolidated subsidiaries ("Bristol" and, together with DJONT, the "Lessees"). Bristol became a subsidiary of Six Continents by virtue of a merger between Bristol and a subsidiary of Six Continents on March 31, 2000. Two of the Hotels were operated without a lease.

     At December 31, 2000, DJONT was a private company controlled by Thomas J. Corcoran, Jr., the President, Chief Executive Officer and a Director of FelCor. Subject to the receipt of certain lender consents, effective January 1, 2001, the Company acquired and contributed to a newly formed taxable REIT subsidiary, all of the equity interests in DJONT. In consideration for the acquisition of DJONT, the Company issued an aggregate of 416,667 units valued at approximately $10 million, which, together with DJONT's accumulated shareholders' deficit of $24.5 million, will be expensed in the first quarter of 2001 as a lease termination cost.

     Effective January 1, 2001, the Company completed the acquisition of the 12 of the Bristol leases which were held by Six Continents. In consideration for the acquisition of such leases, FelCor issued to Six Continents 413,585 shares of FelCor common stock valued at approximately $10 million and the Company issued the corresponding number of units. Of the 12 hotels, (i) the Company has entered into an agreement with Interstate Hotels Corporation ("IHC") to manage eight of the hotels, (ii) two hotels are being managed by a subsidiary of Six Continents under short term management contracts, (iii) one hotel is being managed by a subsidiary of Hilton Hotels Corporation ("Hilton") and (iv) one hotel was sold. In March 2001, the Company entered into an agreement with Six Continents to acquire the remaining 88 leases effective July 1, 2001. In consideration for the acquisition of such leases, the Company will enter into long term management agreements with Six Continents with regard to these hotels and FelCor will issue to Six Continents 100 shares of FelCor common stock.

     At January 1, 2001, (i) subsidiaries of Six Continents managed 91 of the Hotels, (ii) subsidiaries of Hilton managed 72 of the Hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") managed 11 of the Hotels, (iv) subsidiaries of IHC managed eight of the Hotels and (v) three independent management companies managed the four remaining Hotels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Use of Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       FELCOR LODGING LIMITED PARTNERSHIP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Investment in Hotels -- Hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives ranging from 31 to 40 years for buildings and improvements and three to seven years for furniture, fixtures, and equipment.

     The Company periodically reviews the carrying value of each Hotel to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will be made to the carrying value of the hotel based on discounted future cash flows. The Company does not believe that there are any factors or circumstances indicating impairment of any of its investment in the Hotels except as reflected in losses established for the assets held for sale.

     Maintenance and repairs are the responsibility of the Lessees; major renewals and betterments by the Company are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from the accounts and the related gain or loss is included in operations.

     Investment in Unconsolidated Entities -- The Company owns a 50% interest in various partnerships or limited liability companies in which the partners jointly make all material decisions concerning the business affairs and operations. The Company also owns a 97% nonvoting interest in an entity. Accordingly, the Company does not control these entities and carries its investment in unconsolidated entities at cost, plus its equity in net earnings, less distributions received since the date of acquisition. Equity in net earnings is adjusted for the straight-line amortization, over a 40-year period, of the difference between the Company's cost and its proportionate share of the underlying net assets at the date of acquisition.

     Cash and Cash Equivalents -- All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

     Deferred Expenses -- Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using the interest method over the maturity of the related debt.

     Revenue Recognition -- Percentage lease revenue is reported as income when earned.

     Capitalized Interest -- The Company capitalizes interest and certain other costs relating to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2000, 1999 and 1998 were approximately $2.0 million, $7.4 million and $5.9 million, respectively.

     Net Income Per Unit -- Basic earnings per unit have been computed by dividing net income available to unitholders by the weighted average number of units outstanding. Diluted earnings per unit have been computed by dividing net income available to unitholders by the weighted average number of units and equivalents outstanding. Unit equivalents represent units issuable upon exercise of stock options and unvested officers' restricted FelCor stock grants.

     At December 31, 2000, 1999, and 1998, the Company's Series A Cumulative preferred units, if converted to units, would be antidilutive; accordingly the Series A Cumulative preferred units are not assumed to be converted in the computation of diluted earnings per unit.

     Distributions -- The Company pays regular quarterly distributions on its units. Additionally, the Company pays regular quarterly distributions on preferred units in accordance with its preferred units distributions requirements.

                       FELCOR LODGING LIMITED PARTNERSHIP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     For 2000, the Company paid distributions of $2.20 per unit, $1.95 per unit of $1.95 Series A Cumulative Preferred Units ("Series A preferred units"), and $2.25 per depositary share evidencing its 9% Series B Redeemable Preferred Units ("Series B preferred units").

     Income Taxes -- No provision for federal income taxes has been reflected in the financial statements because all taxable income or loss, or tax credits are passed through to the partners.

     Foreign Currency Translation -- Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to partners' capital.

3. INVESTMENT IN HOTELS

     Investment in hotels at December 31, 2000 and 1999, consists of the following (in thousands):

                                                                 2000         1999
                                                              ----------   ----------
Land........................................................  $  321,994   $  346,862
Building and improvements...................................   3,477,006    3,616,269
Furniture, fixtures and equipment...........................     409,011      383,931
Construction in progress....................................      15,365       18,837
                                                              ----------   ----------
                                                               4,223,376    4,365,899
Accumulated depreciation....................................    (473,101)    (330,555)
                                                              ----------   ----------
                                                              $3,750,275   $4,035,344
                                                              ==========   ==========

4. INVESTMENT IN UNCONSOLIDATED ENTITIES

     At December 31, 2000, the Company owned 50% interests in separate entities owning 16 hotels, a parcel of undeveloped land, and a condominium management company. The Company also owned a 97% nonvoting interest in an entity that owns an annex to a hotel owned by the Company and holds a 50% interest in an entity that has developed condominiums for sale. The Company accounts for its investments in these unconsolidated entities under the equity method.

     Summarized unaudited combined financial information for 100% of these unconsolidated entities is as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Balance sheet information:
  Investment in hotels......................................  $294,941   $337,444
  Non-recourse mortgage debt................................  $225,302   $254,668
  Equity....................................................  $ 82,986   $101,120

                       FELCOR LODGING LIMITED PARTNERSHIP

4. INVESTMENT IN UNCONSOLIDATED ENTITIES -- (CONTINUED)


                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2000      1999      1998
                                                          -------   -------   -------
Statements of operations information:
  Total revenues........................................  $80,761   $69,146   $57,006
  Net income............................................  $30,729   $21,726   $17,438
  Net income attributable to the Company................  $16,962   $10,626   $ 8,719
  Amortization of cost in excess of book value..........   (2,142)   (2,142)   (1,702)
                                                          -------   -------   -------
  Equity in income from unconsolidated entities.........  $14,820   $ 8,484   $ 7,017
                                                          =======   =======   =======

5. ASSETS HELD FOR SALE

     In the second quarter of 2000, the Company identified 25 hotels that it considered non-strategic and announced its intention to sell such hotels by June 30, 2001. In connection with the decision to sell these hotels, the Company recorded a loss of $63 million representing the difference between the net book value of these hotels and the estimated net proceeds. No depreciation expense has been recorded on these hotels since June 30, 2000. Percentage rent income related to the assets held for sale, less costs associated with those assets, were included in the Company's results of operations for the year ended December 31, 2000, and represented net income of approximately $16 million. During 2000, one of these hotels was sold and the Company recognized a gain of approximately $135,000. At December 31, 2000, assets held for sale, which represent the 24 remaining hotels, are reported net of the $63 million loss.

6. DEBT

     Debt at December 31, 2000 and 1999, consists of the following (in thousands):

                                                                                      DECEMBER 31,
                                                                                 -----------------------
                                    COLLATERAL   INTEREST RATE   MATURITY DATE      2000         1999
                                    ----------   -------------   -------------   ----------   ----------
Floating Rate Debt:
  Line of credit..................  None         LIBOR + 200bp   August 2003     $  112,000   $  351,000
  Senior term loan................  (a)          LIBOR + 250bp   March 2004                      250,000
  Mortgage debt...................  3 hotels     LIBOR + 200bp   February 2003       61,909       62,553
  Other...........................  None         LIBOR + 200bp   Various                650       32,282
                                                                                 ----------   ----------
         Total floating rate
           debt...................                                                  174,559      695,835
                                                                                 ----------   ----------
Fixed Rate Debt:
  Line of credit -- swapped.......  None             7.66%       August 2003        250,000      313,000
  Publicly-traded term notes......  None             7.38%       October 2004       174,505      174,377
  Publicly-traded term notes......  None             7.63%       October 2007       124,320      124,221
  Publicly-traded term notes......  None             9.50%       October 2008       394,731
  Mortgage debt...................  15 hotels        7.24%       November 2007      140,148      142,542
  Senior term loan -- swapped.....  (a)              8.30%       March 2004                      125,000
  Mortgage debt...................  7 hotels         7.54%       April 2009          97,604       99,075
  Mortgage debt...................  6 hotels         7.55%       June 2009           73,389       74,483
  Mortgage debt...................  7 hotels         8.73%       May 2010           144,032
  Mortgage debt...................  8 hotels         8.70%       May 2010           184,829
  Other...........................  13 hotels     6.96%-7.23%    2000-2005           80,124       85,421
                                                                                 ----------   ----------
         Total fixed rate debt....                                                1,663,682    1,138,119
                                                                                 ----------   ----------
         Total debt...............                                               $1,838,241   $1,833,954
                                                                                 ==========   ==========

---------------

(a) Collateralized by stock and partnership interests in certain subsidiaries of FelCor. The senior term loan was retired early from the proceeds of publicly traded term notes issued in 2000.

                       FELCOR LODGING LIMITED PARTNERSHIP

6. DEBT -- (CONTINUED)

     One month LIBOR at December 31, 2000 was 6.565%.

     The Company's $600 million line of credit (the "Line of Credit") contains various affirmative and negative covenants including limitations on total indebtedness, total secured indebtedness, and cash distributions, as well as the obligation to maintain certain minimum tangible net worth and certain minimum interest and debt service coverage ratios. At December 31, 2000, the Company was in compliance with all such covenants.

     The Company's other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than the Line of Credit. Most of the mortgage debt is non-recourse to the Company (with certain exceptions) and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of the mortgage debt is prepayable, subject, however, to various prepayment penalties, yield maintenance, or defeasance obligations.

     On April 26, 2000, the Company completed a 10-year, $145 million First Mortgage Term Loan, which is collateralized by seven Sheraton hotels and carries an 8.73% fixed interest rate. On May 2, 2000, the Company closed $186 million of 10-year, First Mortgage Term Loans which are collateralized by eight Embassy Suites hotels and carry an 8.70% fixed interest rate. These loans are non-recourse, mature in May 2010, and amortize over 25 years. The proceeds of these loans were used to reduce borrowings under the Company's Line of Credit.

     On August 1, 2000, the Company renewed its Line of Credit. The Line of Credit was reduced from $850 million to $600 million and the maturity was extended from July 2001 to August 2003. The effective interest rate on the renewed Line of Credit ranges from 87.5 basis points to 250 basis points above LIBOR depending on the Company's leverage and corporate rating. An extraordinary charge of approximately $578,000 was recorded to write-off a portion of the deferred financing costs associated with the Line of Credit.

     On September 15, 2000, the Company completed the private placement of $400 million of senior unsecured notes which mature in September, 2008 and bear an interest rate of 9 1/2%. The notes were issued at a discount to yield 9 3/4%. The proceeds were used to retire the $375 million floating rate senior term loan, which matured in 2004, and to pay down the Line of Credit. An extraordinary charge of approximately $3.3 million was recorded to write-off unamortized deferred financing costs associated with the $375 million loan. During the fourth quarter of 2000, the Company exchanged the $400 million in aggregate principal amount of the private placement senior notes for notes with identical terms which were registered under the Securities Act of 1933.

     Future scheduled principal payments on debt obligations at December 31, 2000 are as follows (in thousands):

YEAR
----
2001.....................................................  $   23,802
2002.....................................................      13,825
2003.....................................................     457,319
2004.....................................................     189,228
2005.....................................................      43,129
2006 and thereafter......................................   1,117,381
                                                           ----------
                                                            1,844,684
Discount accretion over term.............................      (6,443)
                                                           ----------
                                                           $1,838,241
                                                           ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

6. DEBT -- (CONTINUED)

     To manage the relative mix of its debt between fixed and variable rate instruments, the Company has entered into interest rate swap agreements with four financial institutions. These interest rate swap agreements modify a portion of the interest characteristics of the Company's outstanding debt under its Line of Credit without an exchange of the underlying principal amount and effectively convert variable rate debt to a fixed rate. The fixed rates to be paid and the variable rate to be received by the Company at December 31, 2000, are summarized in the following table:

                                                                        SWAP RATE
                                                                        RECEIVED
                                                        SWAP RATE     (VARIABLE) AT     SWAP
NOTIONAL AMOUNT                                        PAID (FIXED)     12/31/00      MATURITY
---------------                                        ------------   -------------   ---------
 $ 25 million   .....................................     5.5575%        6.8213%      July 2001(a)
   25 million   .....................................     5.5480%        6.8213%      July 2001(a)
   75 million   .....................................     5.5550%        6.8213%      July 2001(a)
  100 million   .....................................     5.7955%        6.8213%      July 2003
   25 million   .....................................     5.8260%        6.8213%      July 2003
 ------------
 $250 million
 ============

---------------

(a) The variable rate payer has the option to terminate this swap in July 2001; if not so terminated, it matures July 2003.

     The differences to be paid or received by the Company under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense by the Company, pursuant to the terms of its interest rate agreement, and will have a corresponding effect on its future cash flows. During 2000, the Company received a net $1.8 million under the interest rate swaps and paid a net $1.7 million and $383,000 during 1999 and 1998, respectively. Agreements such as these contain a credit risk in that the counterparties may be unable to meet the terms of the agreement. The Company minimizes that risk by evaluating the creditworthiness of its counterparties, who are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2000. Considerable judgement is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Management estimates the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; (ii) the note receivable approximates carrying value based upon effective borrowing rates for issuance of debt with similar terms and remaining maturities; (iii) the borrowings under the Line of Credit and various other mortgage notes approximate carrying value because these borrowings accrue interest at floating interest rates based on market. The estimated fair value of the Company's fixed rate debt of $1.4 billion is $1.2 billion at December 31, 2000, based on current market interest rates estimated by the Company for similar debt with similar maturities.

     The Company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and floating rates. The fair value of interest rate hedge contracts is estimated based on

                       FELCOR LODGING LIMITED PARTNERSHIP

7. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)

quotes from the market makers of these instruments and represents the estimated amounts the Company would expect to receive or pay to terminate the contracts. Credit and market risk exposures are limited to the net interest differentials. The estimated unrealized net gain on these instruments was approximately $248,000 at December 31, 2000, which represents the amount the Company would receive to terminate the agreements based on current market rates.

8. REDEEMABLE OPERATING PARTNERSHIP UNITS AND PREFERRED UNITS

     FelCor is the sole general partner of the Company and is obligated to contribute the net proceeds from any issuance of its equity securities to the Company in exchange for units corresponding in number and terms to the equity securities issued by it. Units may also be issued by the Company to third parties in exchange for cash or property, and units so issued to third parties are redeemable at the option of the holders thereof for a like number of shares of FelCor common stock or, at the option of FelCor, for the cash equivalent thereof. Due to these redemption rights, these limited partnership units have been excluded from partners' capital and are included in redeemable units and measured at redemption value as of the end of the periods presented. At December 31, 2000 and 1999 there were 8,597,379 and 2,990,762 redeemable units outstanding. The value of the redeemable units are based on the closing market price of FelCor's common stock at the balance sheet date, which at December 31, 2000 and 1999 was $23.9375 and $17.50, respectively.

     In connection with the efforts of Six Continents to acquire Bristol, a Six Continents subsidiary contributed approximately 4.7 million and 1 million outstanding FelCor common shares (valued at $101.9 million) held by it to the Company in exchange for a like number of units on February 28 and November 1, 2000, respectively. This exchange reduced FelCor's percentage ownership in the Company from approximately 95% to approximately 86%.

     As of December 31, 2000, FelCor had approximately $946 million of common stock, preferred stock, debt securities, and/or common stock warrants available for offerings under shelf registration statements previously declared effective.

  Preferred Units

     FelCor's Board of Directors is authorized to provide for the issuance of up to 20,000,000 shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

     In 1996, FelCor issued 6.1 million shares of its Series A preferred stock at $25 per share. The Series A preferred stock bears an annual dividend equal to the greater of $1.95 per share or the cash distributions declared or paid for the corresponding period on the number of shares of common stock into which the Series A preferred stock is then convertible. Each share of the Series A preferred stock is convertible at the shareholder's option to 0.7752 shares of common stock, subject to certain adjustments, and may not be redeemed by the Company before April 30, 2001. The proceeds from the Series A preferred stock were contributed to the Company in exchange for Series A preferred units. The preference on these units are the same as FelCor's Series A preferred stock. During 2000, holders of 69,400 shares of Series A preferred stock converted their shares to 53,798 common shares which were issued from treasury shares and an equivalent number of units were issued.

     On May 1, 1998, FelCor issued 5.75 million depositary shares, representing 57,500 shares of its Series B preferred stock, at $25 per depositary share. The Series B preferred stock and the corresponding depositary shares may be called by FelCor at par on or after May 7, 2003, have no stated maturity, sinking

                       FELCOR LODGING LIMITED PARTNERSHIP

8. REDEEMABLE OPERATING PARTNERSHIP UNITS AND PREFERRED UNITS -- (CONTINUED)

fund or mandatory redemption, and are not convertible into any other securities of FelCor. The Series B preferred stock has a liquidation preference of $2,500 per share (equivalent to $25 per depositary share) and is entitled to annual dividends at the rate of 9% of the liquidation preference (equivalent to $2.25 annually per depositary share). The proceeds from the Series B preferred stock were contributed to the Company in exchange for Series B preferred units. The preference on these units are the same as FelCor's Series preferred stock.

     At December 31, 2000, all distributions then payable on the Series A and Series B preferred units had been paid.

  Treasury Stock Repurchase Program

     On September 3, 1999, FelCor announced that its Board of Directors (the "Board") had authorized FelCor to repurchase up to $100 million of its outstanding common shares. On January 4, 2000, the Board approved a $200 million increase in its stock repurchase program. At December 31, 2000, FelCor had completed the repurchase of approximately 10.3 million shares of FelCor common stock at a cost of approximately $185.1 million (of the $300 million authorized). This has been recorded as a reduction to Partners' Capital as a result of the redemption of units held by FelCor to fund the repurchase.

9. TAXES, INSURANCE AND OTHER

     Taxes, insurance and other is comprised of the following for the years ended December 31, 2000, 1999, and 1998 (in thousands):

                                                           2000      1999      1998
                                                          -------   -------   -------
Real estate and personal property taxes.................  $63,207   $52,118   $32,892
Property insurance......................................    4,065     3,481     2,341
State franchise taxes and Canadian income tax...........    3,376     3,973     1,609
Other...................................................                          316
                                                          -------   -------   -------
          Total taxes, insurance, and other.............  $70,648   $59,572   $37,158
                                                          =======   =======   =======

10. LAND LEASES

     The Company leases land occupied by certain hotels from third parties under various operating leases. Certain leases contain contingent rent features based on gross revenue at the respective hotels. Future minimum lease payments under the Company's land lease obligations at December 31, 2000, are as follows (in thousands):

YEAR
----
2001.....................................................   $  4,863
2002.....................................................      4,756
2003.....................................................      4,706
2004.....................................................      4,773
2005.....................................................      4,573
2006 and thereafter......................................    135,978
                                                            --------
                                                            $159,649
                                                            ========

                       FELCOR LODGING LIMITED PARTNERSHIP

11. GAIN ON SALE OF ASSETS

     On December 11, 2000, the Company completed the sale of its Four Points by Sheraton(R) hotel -- Leominster, Massachusetts (one of the 25 hotels designated as held for sale), for a gross price of $10.5 million which resulted in a gain of approximately $135,000.

     On September 27, 2000, the Company completed the sale of its Embassy Suites hotel, Los Angeles International Airport -- North, California for a gross price of approximately $23.3 million. The Company recorded a gain of approximately $2.5 million.

     During the third quarter of 2000, the Company sold two acres of vacant excess land adjacent to its Embassy Suites hotel -- Fort Lauderdale, Florida and a billboard in Dallas, Texas, for an aggregate of $1.3 million and recorded a gain of approximately $0.9 million.

     On June 30, 2000, the Company sold 31 acres of vacant excess land adjacent to its Whispering Woods Hotel in Olive Branch, Mississippi, for approximately $1 million and recorded a gain of $0.9 million.

12. COMMITMENTS AND RELATED PARTY TRANSACTIONS

     Through December 31, 2000, the Company's general partner, FelCor, shared its executive offices and certain employees with FelCor, Inc., and DJONT, and each company paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel (other than Mr. Corcoran, whose compensation is borne solely by FelCor), office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. The Company reimburses FelCor for its share of such allocated costs. Any such allocation of shared expenses to FelCor is required to be approved by a majority of FelCor's Independent Directors. During 2000, 1999, and 1998, the Company and FelCor paid approximately $6.7 million (approximately 89.4%), $5.7 million (approximately 89.5%), and $2.8 million (approximately 63%), respectively, of the allocable expenses under this arrangement.

     Included in the mortgage debt of the unconsolidated entities is a mortgage loan payable to the Company in the amount of $7.7 million and $7.8 million for 2000 and 1999, respectively. The note bears a fixed interest rate of 8% per annum with a 30 year amortization, matures on December 31, 2004, and is collateralized by a Mortgage and Assignment of Leases and Rents with respect to a hotel annex owned by an entity in which the Company has a 97% nonvoting interest.

13. SUPPLEMENTAL CASH FLOW DISCLOSURE

     The Company purchased certain assets and assumed certain liabilities in connection with the acquisition of hotels in 1998. During 1999 the Company purchased the land related to three hotels, which previously had been leased. These purchases were recorded under the purchase method of accounting. The fair values of the acquired assets and liabilities recorded at the date of acquisition are as follows (in thousands):

                                                               1999        1998
                                                              -------   -----------
Assets acquired.............................................  $19,776   $ 2,427,027
Liabilities assumed.........................................   (7,800)     (940,906)
Units issued................................................   (1,174)   (1,152,856)
Minority interest contribution..............................                 (6,989)
                                                              -------   -----------
          Net cash paid.....................................  $10,802   $   326,276
                                                              =======   ===========

                       FELCOR LODGING LIMITED PARTNERSHIP

13. SUPPLEMENTAL CASH FLOW DISCLOSURE -- (CONTINUED)

     Approximately $34.0 million, $39.7 million, and $67.3 million of aggregate preferred unit distributions and unit distributions had been declared as of December 31, 2000, 1999, and 1998, respectively. These amounts were paid in the following January of each year.

     In 1998, the Company entered into a joint venture, in which the Company contributed a hotel with a net book value of $53.9 million for a 60% equity interest in the venture. The Company has consolidated this venture in the financial statements and recorded increases of $34.4 million in investment in hotels and minority interest in other partnerships.

14. STOCK BASED COMPENSATION PLANS

     FelCor sponsors three restricted stock and stock option plans (the "FelCor Plans"). In addition, upon completion of the merger with Bristol Hotel Company (the "Merger"), FelCor assumed two stock option plans previously sponsored by Bristol Hotel Company (the "Bristol Plans"). FelCor was initially obligated to issue up to 1,271,103 shares of its common stock pursuant to the Bristol Plans. No additional options may be awarded under the Bristol Plans. The FelCor Plans and the Bristol Plans are referred to collectively as the "Plans." Upon issuance of any stock, FelCor is obligated to contribute the proceeds to the Company in exchange for a like number of units.

  Stock Options

     FelCor is authorized to issue 2,950,000 shares of common stock under the FelCor Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All options have 10-year contractual terms and vest over five equal annual installments (20% per year), beginning in the year following the date of grant.

     The options outstanding under the Bristol Plans generally vest either in four equal annual installments (25% per year) beginning in the second year following the original date of award, in five equal annual installments (20% per year) beginning in the year following the original date of award, or on a single date that is three to five years following the original date of the award.

     A summary of the status of FelCor's non-qualified stock options under the Plans as of December 31, 2000, 1999, and 1998, and the changes during the years are presented below:

                                         2000                     1999                     1998
                                ----------------------   ----------------------   ----------------------
                                              WEIGHTED                 WEIGHTED                 WEIGHTED
                                # SHARES OF   AVERAGE    # SHARES OF   AVERAGE    # SHARES OF   AVERAGE
                                UNDERLYING    EXERCISE   UNDERLYING    EXERCISE   UNDERLYING    EXERCISE
                                  OPTIONS      PRICES      OPTIONS      PRICES      OPTIONS      PRICES
                                -----------   --------   -----------   --------   -----------   --------
Outstanding at beginning of
  the year....................   2,496,773     $22.32     2,540,466     $22.53     1,670,500     $29.96
Granted(a)(b).................      69,000     $19.50         9,750     $22.13     2,445,813     $20.54
Exercised.....................                                 (760)    $10.33      (332,915)    $11.67
Retired(c)....................    (349,443)    $12.28
Forfeited(b)(c)...............    (315,550)    $26.75       (52,683)    $32.41    (1,242,932)    $31.51
                                 ---------                ---------               ----------
Outstanding at end of year....   1,900,780     $23.33     2,496,773     $22.32     2,540,466     $22.53
                                 =========                =========               ==========
Exercisable at end of year....     804,066     $24.64       906,675     $24.58       796,499     $24.64

---------------

(a) 1998 grants include options covering 1,271,103 shares of common stock issuable as a result of the assumption of the Bristol Plans.

                       FELCOR LODGING LIMITED PARTNERSHIP

14. STOCK BASED COMPENSATION PLANS -- (CONTINUED)

(b) To enable FelCor to preserve its stock options as a meaningful element of compensation in 1998, existing option holders under the FelCor Plans employed by FelCor on a full-time basis were offered the opportunity to exchange their existing options (having exercise prices ranging from $26.44 to $38.56 per share) for a lesser number of new options having an equal value under the Black-Scholes option pricing model. Twenty-two employees accepted this offer in 1998, surrendering for cancellation existing options covering an aggregate of 1,151,500 shares of common stock at a weighted average exercise price of $32.807 per share for new options covering an aggregate of 840,393 shares of common stock at an exercise price of $22.125 per share. The new options have the same expiration dates and vesting schedules as the options surrendered for cancellation; however, none of the new options were exercisable prior to January 1, 2000.

(c) In the second quarter of 2000 FelCor purchased options covering an aggregate of 349,443 shares of FelCor's common stock for approximately $1.9 million. These options were held by employees of Bristol and were issued in substitution for stock options previously granted by Bristol Hotel Company that were outstanding at the time of its merger with FelCor in 1998. These options so purchased and retired had exercise prices ranging from $10.33 to $16.95 per share and the majority of these options were scheduled to vest in the third quarter of 2000. The purchase price was recorded as a reduction in partners' capital.

                                               OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                    -----------------------------------------   ----------------------------
                                      NUMBER      WGTD. AVG.                      NUMBER
RANGE OF                            OUTSTANDING   REMAINING      WGTD AVG.      EXERCISABLE     WGTD. AVG.
EXERCISE PRICES                     AT 12/31/00      LIFE      EXERCISE PRICE   AT 12/31/00   EXERCISE PRICE
---------------                     -----------   ----------   --------------   -----------   --------------
$10.33 to $29.92..................   1,735,841       6.46          $22.21         663,155         $22.36
$30.28 to $36.63..................     164,939       6.48          $35.09         140,911         $35.38
                                     ---------       ----          ------         -------         ------
$10.33 to $36.63..................   1,900,780       6.46          $23.33         804,066         $24.64

     The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 11.28%; risk free interest rates are different for each grant and range from 4.65% to 6.58%; the expected lives of options are 6 years; and volatility of 18.22% for 2000 grants, 18.44% for 1999 grants, and 32.90% for grants issued in 1998. The weighted average fair value of options granted during 2000, 1999, and 1998 was $0.90, $1.07, and $3.35 per share, respectively.

  Restricted Stock

     A summary of the status of FelCor's restricted stock grants as of December 31, 2000, 1999, and 1998 and the changes during the years are presented below:

                                          2000                     1999                     1998
                                 ----------------------   ----------------------   ----------------------
                                             WEIGHTED                 WEIGHTED                 WEIGHTED
                                              AVERAGE                  AVERAGE                  AVERAGE
                                            FAIR MARKET              FAIR MARKET              FAIR MARKET
                                               VALUE                    VALUE                    VALUE
                                 # SHARES    AT GRANT     # SHARES    AT GRANT     # SHARES    AT GRANT
                                 --------   -----------   --------   -----------   --------   -----------
Outstanding at beginning of the
  year.........................  125,375      $28.35      125,375      $28.97      115,500      $29.03
Granted:
  With 5-year pro rata
     vesting...................  210,100      $23.50                                 5,000      $21.25
  Vest 100% at grant date......                                                      4,875      $35.63
Forfeited......................
                                 -------                  -------                  -------
Outstanding at end of year.....  335,475      $25.55      125,375      $28.97      125,375      $28.97
                                 =======                  =======                  =======
Vested at end of year..........  107,975      $28.77       83,575      $28.35       65,175      $28.26

                       FELCOR LODGING LIMITED PARTNERSHIP

15. SEGMENT INFORMATION

     The Company has determined that its reportable segments are those that are consistent with the Company's method of internal reporting, which segments its business by Lessee. The Company's Lessees at December 31, 2000, were DJONT and Bristol. Prior to July 28, 1998 (the date of the Merger), the Company had only one lessee, DJONT.

     The following tables present information about the reportable segments for the years ended December 31, 2000, 1999 and 1998 (in thousands):

                                                                                         CORPORATE
                                                                                            NOT
                                                                            SEGMENT      ALLOCABLE    CONSOLIDATED
YEAR ENDED DECEMBER 31, 2000                       DJONT       BRISTOL       TOTAL      TO SEGMENTS      TOTAL
----------------------------                     ----------   ----------   ----------   -----------   ------------
Statement of Operations Information:
  Percentage lease revenue.....................  $  277,283   $  259,624   $  536,907                  $  536,907
Expenses:
  Depreciation.................................  $   83,974   $   76,479   $  160,453    $     292     $  160,745
  Loss on assets held for sale.................  $    9,510   $   53,490   $   63,000                  $   63,000
  Interest expense.............................                                          $ 158,620     $  158,620
Equity in income from unconsolidated
  entities.....................................  $   13,898   $      922   $   14,820                  $   14,820
Gain on sale of assets.........................  $    3,105   $    1,283   $    4,388                  $    4,388
Income (loss) before extraordinary charge......  $  159,617   $   76,842   $  236,459    $(166,203)    $   70,256
Funds From Operations:
  Income (loss) before extraordinary charge....  $  159,617   $   76,842   $  236,459    $(166,203)    $   70,256
  Series B preferred distributions.............                                            (12,937)       (12,937)
  Reserve for hotels held for sale.............       9,510       53,490       63,000                      63,000
  Gain on sale of hotels.......................      (2,461)        (134)      (2,595)                     (2,595)
  Depreciation.................................      83,974       76,479      160,453          292        160,745
  Depreciation from unconsolidated entities....       9,426          741       10,167                      10,167
                                                 ----------   ----------   ----------    ---------     ----------
Funds from operations..........................  $  260,066   $  207,418   $  467,484    $(178,848)    $  288,636
                                                 ==========   ==========   ==========    =========     ==========
Weighted average units outstanding(a)..........                                                            67,239
Other Information:
  Investment in unconsolidated entities........  $  112,654   $   15,939   $  128,593                  $  128,593
  Total assets.................................  $1,860,847   $2,179,321   $4,040,168    $  63,435     $4,103,603
  Capital expenditures.........................  $   34,865   $   60,370   $   95,235                  $   95,235

                       FELCOR LODGING LIMITED PARTNERSHIP

15. SEGMENT INFORMATION -- (CONTINUED)


                                                                                         CORPORATE
                                                                                            NOT
                                                                            SEGMENT      ALLOCABLE    CONSOLIDATED
YEAR ENDED DECEMBER 31, 1999                       DJONT       BRISTOL       TOTAL      TO SEGMENTS      TOTAL
----------------------------                     ----------   ----------   ----------   -----------   ------------
Statement of Operations Information:
  Percentage lease revenue.....................  $  256,128   $  234,765   $  490,893                  $  490,893
Expenses:
  Depreciation.................................  $   80,969   $   71,748   $  152,717    $     231     $  152,948
  Interest expense.............................                                          $ 125,435     $  125,435
Equity in income from unconsolidated
  entities.....................................  $    7,725   $      759   $    8,484                  $    8,484
Gain on sale of hotels.........................                                          $     236     $      236
Income (loss) before extraordinary charge......  $  147,868   $  118,949   $  266,817    $(129,928)    $  136,889
Funds From Operations:
  Income (loss) before extraordinary charge....  $  147,868   $  118,949   $  266,817    $(129,928)    $  136,889
  Series B preferred distributions.............                                            (12,937)       (12,937)
  Depreciation.................................      80,969       71,748      152,717          231        152,948
  Depreciation from unconsolidated entities....       9,248          747        9,995                       9,995
                                                 ----------   ----------   ----------    ---------     ----------
Funds from operations..........................  $  238,085   $  191,444   $  429,529    $(142,634)    $  286,895
                                                 ==========   ==========   ==========    =========     ==========
Weighted average units outstanding(a)..........                                                            75,251
Other Information:
  Investment in unconsolidated entities........  $  120,556   $   16,162   $  136,718                  $  136,718
  Total assets.................................  $1,940,247   $2,243,916   $4,184,163    $  68,555     $4,252,718
  Capital expenditures.........................  $   51,587   $  170,733   $  222,320                  $  222,320

                                                                                         CORPORATE
                                                                                            NOT
                                                                            SEGMENT      ALLOCABLE    CONSOLIDATED
YEAR ENDED DECEMBER 31, 1998                       DJONT       BRISTOL       TOTAL      TO SEGMENTS      TOTAL
----------------------------                     ----------   ----------   ----------   -----------   ------------
Statement of Operations Information:
  Percentage lease revenue.....................  $  237,555   $   90,480   $  328,035                  $  328,035
Expenses:
  Depreciation.................................  $   71,055   $   19,619   $   90,674    $    161      $   90,835
  Interest expense.............................                                          $ 73,182      $   73,182
Equity in income from unconsolidated
  entities.....................................  $    6,744   $      273   $    7,017                  $    7,017
Gain on sale of hotels.........................                                          $    477      $      477
Income (loss) before extraordinary charge......  $  143,736   $   54,233   $  197,969    $(73,555)     $  124,414
Funds From Operations:
  Income (loss) before extraordinary charge....  $  143,736   $   54,233   $  197,969    $(73,555)     $  124,414
  Series B preferred distributions.............                                            (8,373)         (8,373)
  Depreciation.................................      71,055       19,619       90,674         161          90,835
  Depreciation from unconsolidated entities....      10,254          233       10,487                      10,487
                                                 ----------   ----------   ----------    --------      ----------
Funds from operations..........................  $  225,045   $   74,085   $  299,130    $(81,767)     $  217,363
                                                 ==========   ==========   ==========    ========      ==========
Weighted average units outstanding(a)..........                                                            58,013
Other Information:
  Investment in unconsolidated entities........  $  123,507   $   16,792   $  140,299                  $  140,299
  Total assets.................................  $2,022,975   $2,093,328   $4,116,303    $ 59,080      $4,175,383
  Capital expenditures.........................  $   65,264   $   65,839   $  131,103                  $  131,103

---------------

(a) Weighted average units outstanding are computed including dilutive FelCor options and unvested stock grants, and assuming conversion of Series A preferred units to units.

                       FELCOR LODGING LIMITED PARTNERSHIP

15. SEGMENT INFORMATION -- (CONTINUED)

     The following table sets forth Percentage Lease revenue and investment in hotel assets represented by the following geographical areas as of and for the years ended December 31, 2000, 1999 and 1998 (in thousands):

                                    PERCENTAGE LEASE REVENUE           INVESTMENT IN HOTEL ASSETS
                                 ------------------------------   ------------------------------------
                                   2000       1999       1998        2000         1999         1998
                                 --------   --------   --------   ----------   ----------   ----------
California.....................  $118,857   $ 97,283   $ 63,733   $  681,714   $  698,942   $  642,965
Texas..........................    97,157     94,782     52,220      862,199      891,626      854,558
Florida........................    66,014     61,516     45,719      530,933      542,298      519,280
Georgia........................    40,183     39,247     23,691      316,267      355,519      349,429
Other States...................   200,836    186,248    138,437    1,752,303    1,802,220    1,705,220
Canada.........................    13,860     11,817      5,123       79,960       75,294       62,202
                                 --------   --------   --------   ----------   ----------   ----------
          Total................  $536,907   $490,893   $328,923   $4,223,376   $4,365,899   $4,133,654
                                 ========   ========   ========   ==========   ==========   ==========

16. PRO FORMA INFORMATION (UNAUDITED)

     The following unaudited Pro Forma Statements of Operations for the years ended December 31, 2000 and 1999 are presented as if the acquisition of DJONT and acquisition of the Bristol leases occurred on January 1, 1999.

     The following unaudited Pro Forma Consolidated Statements of Operations for the periods presented are not necessarily indicative of what actual results operations of the Company would have been assuming such transactions had been completed at the beginning of the respective periods presented, nor does it purport to represent the results of operations for future periods.

                                                                 2000         1999
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                               EXCEPT PER UNIT DATA)
Revenues:
  Hotel operating revenue:
     Room and suite revenue.................................  $1,309,301   $1,208,954
     Food and beverage revenue..............................     261,551      228,271
     Other operating departments............................      93,616       98,642
  Other revenue.............................................       4,965        4,624
                                                              ----------   ----------
          Total revenues....................................   1,669,433    1,540,491
                                                              ----------   ----------
Expenses:
  Hotel operating expenses..................................     539,665      519,333
  Undistributed operating expenses:
     Property operating costs...............................     676,507      592,507
     General and administrative.............................      13,329       10,112
     Depreciation...........................................     161,836      153,498
                                                              ----------   ----------
          Total operating expenses..........................   1,391,337    1,275,450
                                                              ----------   ----------
Operating income............................................     278,096      265,041
  Interest expense..........................................    (166,191)    (133,305)
  Equity in income from unconsolidated entities.............      11,551        8,534
     Loss on assets held for sale...........................     (63,000)
     Gain on sale of assets.................................       4,388          236

                       FELCOR LODGING LIMITED PARTNERSHIP

16. PRO FORMA INFORMATION (UNAUDITED) -- (CONTINUED)


                                                                 2000         1999
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                               EXCEPT PER UNIT DATA)
                                                              ----------   ----------
Income before extraordinary items...........................      64,844      140,506
  Extraordinary charge......................................      (3,865)      (1,113)
                                                              ----------   ----------
Net income..................................................      60,979      139,393
Preferred distributions.....................................     (24,682)     (24,735)
                                                              ----------   ----------
Net income applicable to unitholders........................  $   36,297   $  114,658
                                                              ==========   ==========
Diluted earnings per unit:
  Net income (loss) applicable to unitholders...............  $     0.57   $     1.61
                                                              ==========   ==========
  Weighted average units outstanding........................      63,387       71,391

17. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     Effective January 1, 2001, the Company will adopt SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, ("SFAS 133" or the "Statement"). SFAS 133 will be adopted as a change in accounting principle and cannot be applied retroactively to financial statements of prior periods.

     SFAS 133 requires that the Company record derivatives on the balance sheet as an asset or liability at fair value. The Statement also requires that the Company record derivatives that are not hedges at fair value through earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows the Company to offset a derivative instrument's gains and losses against related results on the hedged item in the income statement, to the extent effective, and requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     The Company's interest rate swap contracts outstanding as of January 1, 2001, have been designated as cash flow hedges.

  Cash flow hedges

     The Company has entered into six interest rate swap agreements, with a total notional amount of $250 million. Three of these agreements, at the option of the variable rate payer, may be terminated in July 2001 or otherwise terminate in July 2003 along with the other three agreements. Under these arrangements, the Company receives the one month LIBOR rate and pays a fixed rate of 5.548% to 5.826%. Prior to adoption of FAS 133, the Company treated these swaps as hedges and accounted for them as such. The Company has not recorded any amounts on the Consolidated Balance Sheet as of December 31, 2000 in connection with these instruments and the net effect of the hedges was to record interest expense at the fixed rate of 7.548% to 7.826% on $250 million of variable rated debt. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with the interest on its Line of Credit facility through July 2003. Upon adoption, the Company will record the fair value of these swaps as an asset on its balance sheet valued at $248,000, with a corresponding credit to other comprehensive income. The Company will record subsequent changes in fair value of the swaps through other comprehensive income, except for changes related to ineffectiveness, during the period these instruments are designated as hedges.

     The Company has no other derivative instruments, including embedded derivatives under SFAS 133.

                       FELCOR LODGING LIMITED PARTNERSHIP

18. QUARTERLY OPERATING RESULTS (UNAUDITED)

     The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2000 and 1999, follows (in thousands, except per unit data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in partners' equity and cash flows for a period of several years.

                                                      FIRST      SECOND     THIRD      FOURTH
2000                                                 QUARTER    QUARTER    QUARTER    QUARTER
----                                                 --------   --------   --------   --------
Total revenues.....................................  $126,805   $137,865   $140,476   $151,546
Loss on hotels held for sale.......................             $ 63,000
Income (loss) before nonrecurring items............  $ 19,931   $(33,178)  $ 33,473   $ 45,642
Extraordinary charge from write off of deferred
  financing fee....................................                        $  3,865
Net income (loss) applicable to unitholders........  $ 13,747   $(38,477)  $ 26,831   $ 39,608
Diluted per unit data:
  Net income (loss) applicable to unitholders......  $   0.21   $  (0.62)  $   0.43   $   0.64
  Weighted average units outstanding...............    64,029     62,543     62,176     61,462

                                                      FIRST      SECOND     THIRD      FOURTH
1999                                                 QUARTER    QUARTER    QUARTER    QUARTER
----                                                 --------   --------   --------   --------
Total revenues.....................................  $126,917   $135,187   $124,082   $117,815
Income before nonrecurring items...................  $ 38,067   $ 43,454   $ 31,115   $ 24,017
Extraordinary charge from write off of deferred
  financing fee....................................             $  1,113
Net income applicable to unitholders...............  $ 31,833   $ 36,157   $ 24,931   $ 18,070
Diluted per unit data:
  Net income applicable to unitholders.............  $   0.45   $   0.51   $   0.35   $   0.26
  Weighted average units outstanding...............    70,964     71,338     71,001     68,533

                       FELCOR LODGING LIMITED PARTNERSHIP

19. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Company's wholly-owned subsidiaries (FelCor/CSS Holdings, L.P.; FelCor/CSS Hotels, L.L.C.; FelCor/LAX Hotels L.L.C.; FelCor Eight Hotels, L.L.C.; FelCor/St. Paul Holdings, L.P.; FelCor/LAX Holdings, L.P.; FHAC Nevada Holdings, L.L.C.; FHAC Texas Holdings, L.P., FelCor Omaha Hotel Company, L.L.C., FelCor Country Villa Hotel, L.L.C., FelCor Moline Hotel, L.L.C., FelCor Canada Co. and FelCor Hotel Asset Company, L.L.C., collectively "Subsidiary Guarantors"), together with FelCor and one of its wholly-owned subsidiaries (FelCor Nevada Holdings, L.L.C.), are guarantors of senior unsecured debt. The following tables present consolidating information for the Subsidiary Guarantors.

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                           SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                             FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                             -----------   ----------   -------------   ------------   ------------
                                                      ASSETS


Net investment in hotel properties.........  $  519,523    $1,651,019    $1,579,733                     $3,750,275
Equity investment in consolidated
  entities.................................   2,903,809                                 $(2,903,809)
Investment in unconsolidated entities......     112,654        15,939                                      128,593
Assets held for sale.......................       4,905       120,509         3,880                        129,294
Cash and cash equivalents..................       5,113         3,032        17,915                         26,060
Due from Lessee............................      14,546         7,200         6,312                         28,058
Due (to)/from subsidiary...................    (339,680)      415,301       (75,621)
Note receivable from unconsolidated
  entity...................................       7,695                                                      7,695
Deferred assets............................      17,443         1,177         5,324                         23,944
Other assets...............................       4,464         2,042         3,178                          9,684
                                             ----------    ----------    ----------     -----------     ----------
         Total assets......................  $3,250,472    $2,216,219    $1,540,721     $(2,903,809)    $4,103,603
                                             ==========    ==========    ==========     ===========     ==========

                                         LIABILITIES AND PARTNERS' CAPITAL


Debt.......................................  $1,079,222    $  117,571    $  641,448                     $1,838,241
Distributions payable......................      33,957                                                     33,957
Accrued expenses and other liabilities.....      50,797        22,274        21,161                         94,232
Minority interest -- other partnerships....          97                      50,677                         50,774
                                             ----------    ----------    ----------                     ----------
         Total liabilities.................   1,164,073       139,845       713,286                      2,017,204
                                             ----------    ----------    ----------                     ----------
Redeemable units, at redemption value......     205,800                                                    205,800
Preferred units............................     293,265                                                    293,265
Partners' capital..........................   1,587,334     2,076,374       827,435     $(2,903,809)     1,587,334
                                             ----------    ----------    ----------     -----------     ----------
         Total liabilities and partners'
           capital.........................  $3,250,472    $2,216,219    $1,540,721     $(2,903,809)    $4,103,603
                                             ==========    ==========    ==========     ===========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

19. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                           SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                             FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                             -----------   ----------   -------------   ------------   ------------
                                                      ASSETS


Net investment in hotel properties.........  $  974,642    $1,884,901    $1,175,801                     $4,035,344
Equity investment in consolidated
  entities.................................   2,799,824                                 $(2,799,824)
Investment in unconsolidated entities......     120,556        16,162                                      136,718
Cash and cash equivalents..................       3,093        12,418        20,612                         36,123
Due from Lessee............................      12,615         5,035           744                         18,394
Due (to)/from subsidiary...................    (191,148)      219,280       (28,132)
Note receivable from unconsolidated
  entity...................................       7,760                                                      7,760
Deferred assets............................       9,842         1,336         4,295                         15,473
Other assets...............................       3,796         1,834           309                          5,939
                                             ----------    ----------    ----------     -----------     ----------
         Total assets......................  $3,740,980    $2,140,966    $1,173,629     $(2,799,824)    $4,255,751
                                             ==========    ==========    ==========     ===========     ==========

                                         LIABILITIES AND PARTNERS' CAPITAL


Debt.......................................  $1,371,220    $  142,530    $  320,204                     $1,833,954
Distributions payable......................      39,657                                                     39,657
Accrued expenses and other liabilities.....      65,480                                                     65,480
Minority interest -- other partnerships....        (366)                     52,037                         51,671
                                             ----------    ----------    ----------                     ----------
         Total liabilities.................   1,475,991       142,530       372,241                      1,990,762
                                             ----------    ----------    ----------                     ----------
Redeemable units, at redemption value......      52,338                                                     52,338
Preferred units............................     295,000                                                    295,000
Partners' capital..........................   1,917,651     1,998,436       801,388     $(2,799,824)     1,917,651
                                             ----------    ----------    ----------     -----------     ----------
         Total liabilities and partners'
           capital.........................  $3,740,980    $2,140,966    $1,173,629     $(2,799,824)    $4,255,751
                                             ==========    ==========    ==========     ===========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

19. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                  SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                    FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                    -----------   ----------   -------------   ------------   ------------
Revenues:
  Percent lease revenue...........   $106,797      $259,374      $170,736                       $536,907
  Other revenue...................      4,770           174            21                          4,965
                                     --------      --------      --------                       --------
          Total revenue...........    111,567       259,548       170,757                        541,872
                                     --------      --------      --------                       --------
Expenses:
  General and administrative......      4,218         5,019         3,019                         12,256
  Depreciation....................     35,636        72,882        52,227                        160,745
  Taxes, insurance and other......     18,314        52,004        22,315                         92,633
                                     --------      --------      --------                       --------
          Total operating
            expenses..............     58,168       129,905        77,561                        265,634
                                     --------      --------      --------                       --------
Operating income (loss)...........    (53,399)      129,643        93,196                        276,238
Interest expense..................     96,663        16,164        45,793                        158,620
Loss on assets held for sale......      6,938        52,483         3,579                         63,000
Income before equity in income
  from unconsolidated entities,
  minority interests and gain on
  sale of assets..................    (50,202)       60,996        43,824                         54,618
Equity in income of consolidated
  entities........................    103,985                                   $(103,985)
Equity in income from
  unconsolidated entities.........     13,898           922                                       14,820
Minority interests in other
  partnerships....................        114                      (3,684)                        (3,570)
Gain on sale of assets............      2,461         1,789           138                          4,388
                                     --------      --------      --------       ---------       --------
Net income before extraordinary
  item............................     70,256        63,707        40,278        (103,985)        70,256
Extraordinary charge for write off
  of deferred financing fees......     (3,865)                                                    (3,865)
                                     --------      --------      --------       ---------       --------
Net income (loss).................     66,391        63,707        40,278        (103,985)        66,391
Preferred distributions...........     24,682                                                     24,682
                                     --------      --------      --------       ---------       --------
Net income (loss) applicable to
  unitholders.....................   $ 41,709      $ 63,707      $ 40,278       $(103,985)      $ 41,709
                                     ========      ========      ========       =========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

19. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                              SUBSIDIARY   NON-GUARANTOR      TOTAL
                                                FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                                -----------   ----------   -------------   ------------
Cash flows from (used in) operating
  activities..................................   $   (953)     $184,195       $94,062        $277,304
Cash flows from (used in) investing
  activities..................................     33,721       (44,540)      (23,947)        (34,766)
Cash flows from (used in) financing
  activities..................................    (30,748)     (149,041)      (72,812)       (252,601)
                                                 --------      --------       -------        --------
Change in cash and cash equivalents...........      2,020        (9,386)       (2,697)        (10,063)
Cash and cash equivalents at beginning of
  period......................................      3,093        12,418        20,612          36,123
                                                 --------      --------       -------        --------
Cash and equivalents at end of year...........   $  5,113      $  3,032       $17,915        $ 26,060
                                                 ========      ========       =======        ========

                     CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                   SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                     FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                     -----------   ----------   -------------   ------------   ------------
Revenues:
  Percent lease revenue............   $131,706      $228,154      $131,033                       $490,893
  Other revenue....................      4,624                                                      4,624
                                      --------      --------      --------                       --------
          Total revenue............    136,330       228,154       131,033                        495,517
                                      --------      --------      --------                       --------
Expenses:
  General and administrative.......      2,447         4,240         2,435                          9,122
  Depreciation.....................     43,090        69,665        40,193                        152,948
  Taxes, insurance and other.......     17,643        39,460        20,027                         77,130
                                      --------      --------      --------                       --------
          Total operating
            expenses...............     63,180       113,365        62,655                        239,200
                                      --------      --------      --------                       --------
Operating income (loss)............     73,150       114,789        68,378                        256,317
  Interest expense.................     95,254         9,327        20,854                        125,435
Income before equity from
  unconsolidated entities, minority
  interests and gain on sale of
  assets...........................    (22,104)      105,462        47,524                        130,882
Equity in earnings of consolidated
  entities.........................    152,131                                   $ 152,131
Equity in income from
  unconsolidated entities..........      7,725           759                                        8,484
Minority interest in other
  partnerships.....................     (1,099)                     (1,614)                        (2,713)
Gain on sale of assets.............        236                                                        236
                                      --------      --------      --------       ---------       --------
Net income before extraordinary
  item.............................    136,889       106,221        45,910        (152,131)       136,889
Extraordinary charge for write off
  of deferred financing fees.......     (1,113)                                                    (1,113)
                                      --------      --------      --------       ---------       --------
Net income (loss)..................    135,776       106,221        45,910        (152,131)       135,776
Preferred distributions............     24,735                                                     24,735
                                      --------      --------      --------       ---------       --------
Net income (loss) applicable to
  unitholders......................   $111,041      $106,221      $ 45,910       $(152,131)      $111,041
                                      ========      ========      ========       =========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

19. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                               SUBSIDIARY   NON-GUARANTOR      TOTAL
                                                 FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                                 -----------   ----------   -------------   ------------
Cash flows from operating activities...........   $ 17,555      $183,998      $  80,812      $ 282,365
Cash flows from (used in) investing
  activities...................................     55,786       (99,074)      (162,229)      (205,517)
Cash flows from (used in) financing
  activities...................................    (90,248)      (77,178)        92,009        (75,417)
                                                  --------      --------      ---------      ---------
Change in cash and cash equivalents............    (16,907)        7,746         10,592          1,431
Cash and cash equivalents at beginning of
  period.......................................     20,000         4,672         10,020         34,692
                                                  --------      --------      ---------      ---------
Cash and equivalents at end of year............   $  3,093      $ 12,418      $  20,612      $  36,123
                                                  ========      ========      =========      =========

                     CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                   SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                     FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                     -----------   ----------   -------------   ------------   ------------
Revenues:
  Percentage lease revenue.........   $125,103      $143,977       $58,955                       $328,035
  Other revenue....................      4,504            61                                        4,565
                                      --------      --------       -------                       --------
          Total revenue............    129,607       144,038        58,955                        332,600
                                      --------      --------       -------                       --------
Expenses:
  General and administrative.......      2,117         2,226           911                          5,254
  Depreciation.....................     36,490        41,021        13,324                         90,835
  Taxes, insurance and other.......     14,388        23,548         7,352                         45,288
                                      --------      --------       -------                       --------
          Total operating
            expenses...............     52,995        66,795        21,587                        141,377
Operating income (loss)............     76,612        77,243        37,368                        191,223
  Interest expense.................     62,785         3,076         7,321                         73,182
Income before equity in income from
  unconsolidated entities, minority
  interests, and gain on sale of
  assets...........................     13,827        74,167        30,047                        118,041
Equity in income of consolidated
  entities.........................    103,150                                   $(103,150)
Equity in income from
  unconsolidated entities..........      6,960                          57                          7,017
Minority interests in other
  partnerships.....................                                 (1,121)                        (1,121)
Gain on sale of assets.............        477                                                        477
                                      --------      --------       -------       ---------       --------
Income before extraordinary item...    124,414        74,167        28,983        (103,150)       124,414
Extraordinary charge for write off
  of deferred financing fees.......     (3,075)                                                    (3,075)
                                      --------      --------       -------       ---------       --------
Net income (loss)..................    121,339        74,167        28,983        (103,150)       121,339
Preferred distributions............     21,423                                                     21,423
                                      --------      --------       -------       ---------       --------
Net income (loss) applicable to
  unitholders......................   $ 99,916      $ 74,167       $28,983       $(103,150)      $ 99,916
                                      ========      ========       =======       =========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

19. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                              SUBSIDIARY   NON-GUARANTOR      TOTAL
                                                FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                                -----------   ----------   -------------   ------------
Cash flows from operating activities..........   $  34,025     $115,187      $ 43,371       $ 192,583
Cash flows from (used in) investing
  activities..................................    (444,363)     (25,753)      (80,382)       (550,498)
Cash flows from (used in) financing
  activities..................................     412,795      (84,762)       47,031         375,064
                                                 ---------     --------      --------       ---------
Change in cash and cash equivalents...........       2,457        4,672        10,020          17,149
Cash and cash equivalents at beginning of
  period......................................      17,543                                     17,543
                                                 ---------     --------      --------       ---------
Cash and equivalents at end of year...........   $  20,000     $  4,672      $ 10,020       $  34,692
                                                 =========     ========      ========       =========

20. SUBSEQUENT EVENTS

     Effective January 1, 2001, subject to the receipt of certain lender consents, the Company acquired and contributed to a newly formed taxable REIT subsidiary, all of the equity interests in DJONT. In consideration for the acquisition of DJONT, the Company issued an aggregate of 416,667 units valued at approximately $10 million, which, together with DJONT's accumulated shareholders' deficit of $24.5 million, will be expensed in the first quarter of 2001 as a lease termination cost.

     Effective January 1, 2001, the Company completed the acquisition of 12 of the Bristol leases. In consideration for the acquisition of such leases, FelCor issued to Six Continents 413,585 shares of FelCor common stock valued at approximately $10 million and the Company issued a like number of units. In March 2001, the Company entered into an agreement with Six Continents to acquire the remaining 88 leases effective July 1, 2001. In consideration for the acquisition of such leases, the Company will enter into long term management agreements with Six Continents with regard to these hotels and FelCor will issue to Six Continents 100 shares of FelCor common stock. A portion of the management fees with respect to the 88 hotels managed by Six Continents under long term management agreements will be considered to be lease termination costs and the Company will record a lease termination expense of approximately $125 million in the third quarter of 2001. At that time, the Company will record a corresponding liability of approximately $125 million, that will be amortized over the term of the applicable management agreements.

     On January 11, 2001, the Company completed the private placement of an additional $100 million in 9 1/2% senior unsecured notes that mature in September, 2008. These notes were issued at a premium to yield an effective rate of 9 1/8%. The proceeds were used initially to pay down the Company's Line of Credit.

     In March 2001, the Company contributed eight of the hotels held for sale to an entity in which the Company holds a 50% equity interest and a subsidiary of IHC holds the other 50% equity interest. The Company contributed assets with a book value of approximately $77 million. Another subsidiary of IHC manages each of these hotels.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of FelCor Lodging Trust Incorporated:

     Our audits of the consolidated financial statements referred to in our report dated February 5, 2001, except for footnotes 1 and 20 as to which the date is March 28, 2001, appearing on page F-2 of the Annual Report on Form 10-K of FelCor Lodging Limited Partnership (which report and consolidated financial statements are included in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Dallas, Texas
February 5, 2001

                       FELCOR LODGING LIMITED PARTNERSHIP

            SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION
                            AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                      COST CAPITALIZED SUBSEQUENT TO
                                                         INITIAL COST                          ACQUISITION
                                              -----------------------------------   ----------------------------------
                                                          BUILDINGS     FURNITURE              BUILDINGS     FURNITURE
                                                             AND           AND                    AND           AND
DESCRIPTION OF PROPERTY        ENCUMBRANCES     LAND     IMPROVEMENTS   FIXTURES     LAND     IMPROVEMENTS   FIXTURES
-----------------------        ------------   --------   ------------   ---------   -------   ------------   ---------
Birmingham, AL(1)............    $ 12,298     $  2,843    $   29,286    $    160                $    653     $  4,132
Montgomery E. (I-85), AL(2)..                      836         7,272         251                   2,669        1,038
Texarkana (I-30), AR(2)......                                  5,245         162                   1,438          521
Flagstaff, AZ(1).............                      900         6,825         268                   1,605        1,329
Phoenix (Airport - 44th St.),
 AZ(1).......................                    2,969        25,828         891                   1,357        2,598
Phoenix (Camelback), AZ(1)...                                 38,998         612      4,695          935        5,782
Phoenix (Crescent), AZ(3)....      26,820        3,608        29,583       2,886                     166        1,159
Tempe (ASU), AZ(1)...........      12,183        3,951        34,371       1,185                     915        2,768
Anaheim (Disney(R) Area),
 CA(1).......................      11,302        2,548        14,832         607                     546        3,836
Burlingame (San Francisco A/P
 So.), CA(1).................                                 39,929         818                     200        4,426
Dana Point, CA(5)............                    1,787        15,545         536                     644        2,907
El Segundo (LAX Airport
 South), CA(1)...............                    2,660        17,997         798                     557        6,392
Irvine (Orange County
 Airport), CA(6).............                    4,981        43,338       1,494                   1,745          744
Milpitas, CA(1)..............      21,180        4,021        23,677         562                   1,041        4,713
Milpitas (San Jose N.),
 CA(6).......................                    4,153        36,130       1,246                   5,810        1,964
Napa, CA(1)..................      11,127        3,287        14,205         494                     997        3,594
Oxnard (Mandalay Beach),
 CA(1).......................                    2,930        22,124         879                   1,174        5,871
Palm Desert, CA(1)...........       8,709        2,368        20,598         710                   1,607        2,855
Pleasanton, CA(6)............                    3,169        27,569         951                     159          295
San Diego (On the Bay),
 CA(2).......................                                 68,633       2,123                     282        1,052
San Francisco (Financial
 District), CA(2)............                                 21,679         670                   1,426        2,014
San Francisco (Fisherman's
 Wharf), CA(2)...............                                 62,203       1,924                     749          756
San Francisco (Union Square),
 CA(6).......................                    8,514        74,075       2,554                   3,513        1,390
Santa Barbara, CA(2).........       5,535        1,692        14,723         508                     103          292

                                 GROSS AMOUNTS AT WHICH CARRIED                    ACCUMULATED      NET BOOK
                                       AT CLOSE OF PERIOD                         DEPRECIATION        VALUE
                               -----------------------------------                BUILDINGS AND   BUILDINGS AND
                                           BUILDINGS     FURNITURE                IMPROVEMENTS;   IMPROVEMENTS;
                                              AND           AND                    FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY          LAND     IMPROVEMENTS   FIXTURES      TOTAL        FIXTURES        FIXTURES
-----------------------        --------   ------------   ---------   ----------   -------------   -------------
Birmingham, AL(1)............  $  2,843    $   29,939    $  4,292    $   37,074    $    6,685      $   30,389
Montgomery E. (I-85), AL(2)..       836         9,941       1,289        12,066         1,056          11,010
Texarkana (I-30), AR(2)......                   6,683         683         7,366           620           6,746
Flagstaff, AZ(1).............       900         8,430       1,597        10,927         2,558           8,369
Phoenix (Airport - 44th St.),
 AZ(1).......................     2,969        27,185       3,489        33,643         2,447          31,196
Phoenix (Camelback), AZ(1)...     4,695        39,933       6,394        51,022         9,725          41,297
Phoenix (Crescent), AZ(3)....     3,608        29,749       4,045        37,402         4,996          32,406
Tempe (ASU), AZ(1)...........     3,951        35,286       3,953        43,190         3,513          39,677
Anaheim (Disney(R) Area),
 CA(1).......................     2,548        15,378       4,443        22,369         5,600          16,769
Burlingame (San Francisco A/P
 So.), CA(1).................                  40,129       5,244        45,373         8,919          36,454
Dana Point, CA(5)............     1,787        16,189       3,443        21,419         3,488          17,931
El Segundo (LAX Airport
 South), CA(1)...............     2,660        18,554       7,190        28,404         7,872          20,532
Irvine (Orange County
 Airport), CA(6).............     4,981        45,083       2,238        52,302         3,547          48,755
Milpitas, CA(1)..............     4,021        24,718       5,275        34,014         6,984          27,030
Milpitas (San Jose N.),
 CA(6).......................     4,153        41,940       3,210        49,303         3,324          45,979
Napa, CA(1)..................     3,287        15,202       4,088        22,577         4,553          18,024
Oxnard (Mandalay Beach),
 CA(1).......................     2,930        23,298       6,750        32,978         7,303          25,675
Palm Desert, CA(1)...........     2,368        22,205       3,565        28,138         2,697          25,441
Pleasanton, CA(6)............     3,169        27,728       1,246        32,143         2,143          30,000
San Diego (On the Bay),
 CA(2).......................                  68,915       3,175        72,090         5,167          66,923
San Francisco (Financial
 District), CA(2)............                  23,105       2,684        25,789         2,106          23,683
San Francisco (Fisherman's
 Wharf), CA(2)...............                  62,952       2,680        65,632         4,722          60,910
San Francisco (Union Square),
 CA(6).......................     8,514        77,588       3,944        90,046         6,077          83,969
Santa Barbara, CA(2).........     1,692        14,826         800        17,318         1,187          16,131

                                                          LIFE UPON
                                                            WHICH
                                                         DEPRECIATION
                                                              IN
                                 DATE OF        DATE      STATEMENT
DESCRIPTION OF PROPERTY        CONSTRUCTION   ACQUIRED   IS COMPUTED
-----------------------        ------------   --------   ------------
Birmingham, AL(1)............      1987       01-03-96    5 - 40 Yrs
Montgomery E. (I-85), AL(2)..      1964       07-28-98    5 - 40 Yrs
Texarkana (I-30), AR(2)......      1970       07-28-98    5 - 40 Yrs
Flagstaff, AZ(1).............      1988       02-16-95    5 - 40 Yrs
Phoenix (Airport - 44th St.),
 AZ(1).......................      1981       05-04-98    5 - 40 Yrs
Phoenix (Camelback), AZ(1)...      1985       01-03-96    5 - 40 Yrs
Phoenix (Crescent), AZ(3)....      1986       06-30-97    5 - 40 Yrs
Tempe (ASU), AZ(1)...........      1986       05-04-98    5 - 40 Yrs
Anaheim (Disney(R) Area),
 CA(1).......................      1987       01-03-96    5 - 40 Yrs
Burlingame (San Francisco A/P
 So.), CA(1).................      1986       11-06-95    5 - 40 Yrs
Dana Point, CA(5)............      1992       02-21-97    5 - 40 Yrs
El Segundo (LAX Airport
 South), CA(1)...............      1985       03-27-96    5 - 40 Yrs
Irvine (Orange County
 Airport), CA(6).............      1986       07-28-98    5 - 40 Yrs
Milpitas, CA(1)..............      1987       01-03-96    5 - 40 Yrs
Milpitas (San Jose N.),
 CA(6).......................      1987       07-28-98    5 - 40 Yrs
Napa, CA(1)..................      1985       05-08-96    5 - 40 Yrs
Oxnard (Mandalay Beach),
 CA(1).......................      1986       05-08-96    5 - 40 Yrs
Palm Desert, CA(1)...........      1984       05-04-98    5 - 40 Yrs
Pleasanton, CA(6)............      1986       07-28-98    5 - 40 Yrs
San Diego (On the Bay),
 CA(2).......................      1965       07-28-98    5 - 40 Yrs
San Francisco (Financial
 District), CA(2)............      1970       07-28-98    5 - 40 Yrs
San Francisco (Fisherman's
 Wharf), CA(2)...............      1970       07-28-98    5 - 40 Yrs
San Francisco (Union Square),
 CA(6).......................      1970       07-28-98    5 - 40 Yrs
Santa Barbara, CA(2).........      1969       07-28-98    5 - 40 Yrs

                       FELCOR LODGING LIMITED PARTNERSHIP
    SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION -- (CONTINUED)



                                                                                      COST CAPITALIZED SUBSEQUENT TO
                                                         INITIAL COST                          ACQUISITION
                                              -----------------------------------   ----------------------------------
                                                          BUILDINGS     FURNITURE              BUILDINGS     FURNITURE
                                                             AND           AND                    AND           AND
DESCRIPTION OF PROPERTY        ENCUMBRANCES     LAND     IMPROVEMENTS   FIXTURES     LAND     IMPROVEMENTS   FIXTURES
-----------------------        ------------   --------   ------------   ---------   -------   ------------   ---------
So. San Francisco (SF Airport
 No.), CA(1).................      26,118        3,418        31,737         527                     827        5,017
Aurora (Denver Southeast),
 CO(7).......................                    2,432        21,158         730                     439        2,112
Avon (Beaver Creek Resort),
 CO(8).......................                    1,134         9,864         340        (16)          79        1,125
Hartford Downtown, CT(6).....                    2,327        20,243         698                   5,981        3,221
Stamford, CT(9)..............                                 37,356       1,155                   1,548          999
Wilmington, DE(7)............                    1,379        12,487         431                   9,486        3,582
Boca Raton, FL(1)............                    1,868        16,253         560                      90        4,006
Cocoa Beach (Oceanfront
 Resort), FL(2)..............                    2,304        20,046         691                   9,350        3,808
Deerfield Beach, FL(1).......      15,265        4,522        29,443         917         69          989        5,016
Ft. Lauderdale, FL(1)........      16,300        5,329        47,850         903       (163)       1,457        5,771
Ft. Lauderdale (Cypress
 Creek), FL(11)..............      12,913        3,009        26,177         903                     972        2,681
Jacksonville, FL(1)..........                    1,130         9,608         456                   4,877        2,330
Kissimmee (Nikki Bird
 Resort), FL(2)..............                                 31,652         979                   6,261        2,238
Lake Buena Vista (Disney
 World(R)), FL(5)............                    2,896        25,196         869                     245        2,944
Miami (Airport), FL(6).......                                 26,146         809                     993        1,429
Miami (Airport), FL(1).......      13,177        4,135        24,950       1,171                     315        6,289
Orlando (Airport), FL(9).....                    2,564        22,310         769                   1,675          428
Orlando (Int'l Drive Resort),
 FL(2).......................                    5,142        44,735       1,543                   4,593        1,948
Orlando (North), FL(1).......                    1,673        14,218         684                   5,072        2,711
Orlando (South), FL(1).......      25,437        1,632        13,870         799                     375        2,349
Tampa (Near Busch Gardens),
 FL(2).......................                                  9,534         295                  11,176        2,200
Tampa Rocky Point, FL(5).....                    2,142        18,639         643                   1,121        2,473
Atlanta (Airport), GA(6).....                                 40,943       1,266                     132          623
Atlanta (Airport), GA(1).....                                 22,342         770      2,568        1,149        1,568
Atlanta (Airport Gateway),
 GA(3).......................                    5,113        22,857       2,105                     201        3,988
Atlanta (Airport North),
 GA(2).......................      17,255                     34,531       1,068                     265          739
Atlanta Buckhead, GA(1)......      38,031        7,303        38,996       2,437                     670        2,557

                                 GROSS AMOUNTS AT WHICH CARRIED                    ACCUMULATED      NET BOOK
                                       AT CLOSE OF PERIOD                         DEPRECIATION        VALUE
                               -----------------------------------                BUILDINGS AND   BUILDINGS AND
                                           BUILDINGS     FURNITURE                IMPROVEMENTS;   IMPROVEMENTS;
                                              AND           AND                    FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY          LAND     IMPROVEMENTS   FIXTURES      TOTAL        FIXTURES        FIXTURES
-----------------------        --------   ------------   ---------   ----------   -------------   -------------
So. San Francisco (SF Airport
 No.), CA(1).................     3,418        32,564       5,544        41,526         8,121          33,405
Aurora (Denver Southeast),
 CO(7).......................     2,432        21,597       2,842        26,871         2,653          24,218
Avon (Beaver Creek Resort),
 CO(8).......................     1,118         9,943       1,465        12,526         2,449          10,077
Hartford Downtown, CT(6).....     2,327        26,224       3,919        32,470         2,905          29,565
Stamford, CT(9)..............                  38,904       2,154        41,058         3,049          38,009
Wilmington, DE(7)............     1,379        21,973       4,013        27,365         1,828          25,537
Boca Raton, FL(1)............     1,868        16,343       4,566        22,777         5,217          17,560
Cocoa Beach (Oceanfront
 Resort), FL(2)..............     2,304        29,396       4,499        36,199         2,998          33,201
Deerfield Beach, FL(1).......     4,591        30,432       5,933        40,956         8,003          32,953
Ft. Lauderdale, FL(1)........     5,166        49,307       6,674        61,147        11,072          50,075
Ft. Lauderdale (Cypress
 Creek), FL(11)..............     3,009        27,149       3,584        33,742         2,609          31,133
Jacksonville, FL(1)..........     1,130        14,485       2,786        18,401         3,777          14,624
Kissimmee (Nikki Bird
 Resort), FL(2)..............                  37,913       3,217        41,130         3,373          37,757
Lake Buena Vista (Disney
 World(R)), FL(5)............     2,896        25,441       3,813        32,150         3,765          28,385
Miami (Airport), FL(6).......                  27,139       2,238        29,377         2,489          26,888
Miami (Airport), FL(1).......     4,135        25,265       7,460        36,860         8,560          28,300
Orlando (Airport), FL(9).....     2,564        23,985       1,197        27,746         1,760          25,986
Orlando (Int'l Drive Resort),
 FL(2).......................     5,142        49,328       3,491        57,961         3,660          54,301
Orlando (North), FL(1).......     1,673        19,290       3,395        24,358         5,063          19,295
Orlando (South), FL(1).......     1,632        14,245       3,148        19,025         4,685          14,340
Tampa (Near Busch Gardens),
 FL(2).......................                  20,710       2,495        23,205         2,119          21,086
Tampa Rocky Point, FL(5).....     2,142        19,760       3,116        25,018         2,842          22,176
Atlanta (Airport), GA(6).....                  41,075       1,889        42,964         3,151          39,813
Atlanta (Airport), GA(1).....     2,568        23,491       2,338        28,397         2,018          26,379
Atlanta (Airport Gateway),
 GA(3).......................     5,113        23,058       6,093        34,264         5,007          29,257
Atlanta (Airport North),
 GA(2).......................                  34,796       1,807        36,603         2,612          33,991
Atlanta Buckhead, GA(1)......     7,303        39,666       4,994        51,963         6,989          44,974

                                                          LIFE UPON
                                                            WHICH
                                                         DEPRECIATION
                                                              IN
                                 DATE OF        DATE      STATEMENT
DESCRIPTION OF PROPERTY        CONSTRUCTION   ACQUIRED   IS COMPUTED
-----------------------        ------------   --------   ------------
So. San Francisco (SF Airport
 No.), CA(1).................      1988       01-03-96    5 - 40 Yrs
Aurora (Denver Southeast),
 CO(7).......................      1989       03-15-98    5 - 40 Yrs
Avon (Beaver Creek Resort),
 CO(8).......................      1989       02-20-96    5 - 40 Yrs
Hartford Downtown, CT(6).....      1973       07-28-98    5 - 40 Yrs
Stamford, CT(9)..............      1984       07-28-98    5 - 40 Yrs
Wilmington, DE(7)............      1972       03-20-98    5 - 40 Yrs
Boca Raton, FL(1)............      1989       02-28-96    5 - 40 Yrs
Cocoa Beach (Oceanfront
 Resort), FL(2)..............      1960       07-28-98    5 - 40 Yrs
Deerfield Beach, FL(1).......      1987       01-03-96    5 - 40 Yrs
Ft. Lauderdale, FL(1)........      1986       01-03-96    5 - 40 Yrs
Ft. Lauderdale (Cypress
 Creek), FL(11)..............      1986       05-04-98    5 - 40 Yrs
Jacksonville, FL(1)..........      1986       07-28-94    5 - 40 Yrs
Kissimmee (Nikki Bird
 Resort), FL(2)..............      1974       07-28-98    5 - 40 Yrs
Lake Buena Vista (Disney
 World(R)), FL(5)............      1987       07-28-97    5 - 40 Yrs
Miami (Airport), FL(6).......      1987       01-03-96    5 - 40 Yrs
Miami (Airport), FL(1).......      1983       07-28-98    5 - 40 Yrs
Orlando (Airport), FL(9).....      1984       07-28-98    5 - 40 Yrs
Orlando (Int'l Drive Resort),
 FL(2).......................      1972       07-28-98    5 - 40 Yrs
Orlando (North), FL(1).......      1985       07-28-94    5 - 40 Yrs
Orlando (South), FL(1).......      1985       07-28-94    5 - 40 Yrs
Tampa (Near Busch Gardens),
 FL(2).......................      1966       07-28-98    5 - 40 Yrs
Tampa Rocky Point, FL(5).....      1986       07-28-97    5 - 40 Yrs
Atlanta (Airport), GA(6).....      1975       07-28-98    5 - 40 Yrs
Atlanta (Airport), GA(1).....      1989       05-04-98    5 - 40 Yrs
Atlanta (Airport Gateway),
 GA(3).......................      1986       06-30-97    5 - 40 Yrs
Atlanta (Airport North),
 GA(2).......................      1967       07-28-98    5 - 40 Yrs
Atlanta Buckhead, GA(1)......      1988       10-17-96    5 - 40 Yrs

                       FELCOR LODGING LIMITED PARTNERSHIP
    SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION -- (CONTINUED)

                                                                                      COST CAPITALIZED SUBSEQUENT TO
                                                         INITIAL COST                          ACQUISITION
                                              -----------------------------------   ----------------------------------
                                                          BUILDINGS     FURNITURE              BUILDINGS     FURNITURE
                                                             AND           AND                    AND           AND
DESCRIPTION OF PROPERTY        ENCUMBRANCES     LAND     IMPROVEMENTS   FIXTURES     LAND     IMPROVEMENTS   FIXTURES
-----------------------        ------------   --------   ------------   ---------   -------   ------------   ---------
Atlanta (Galleria), GA(11)...      17,880        5,052        28,507       2,526                     477          626
Atlanta (Jonesboro South),
 GA(2).......................       2,869          864         7,515         259                     137          507
Atlanta Perimeter, GA(9).....      10,708                     20,556         636                     188          502
Atlanta Powers Ferry,
 GA(6).......................      10,444        3,410        29,672       1,023                     555          550
Brunswick, GA(1).............                      705         6,067         247                      28        1,067
Columbus (Airport North),
 GA(2).......................                                  7,026         217                   1,965          856
Chicago (Allerton), IL(6)....                    3,343        29,086       1,003                  54,918        7,758
Chicago (O'Hare), IL(3)......      24,833        8,178        37,043       2,887                     337        1,334
Deerfield, IL(1).............      16,480        2,305        20,054         692                     531        1,570
Lexington, KY(14)............                    1,955        13,604         587                     155        1,992
Lexington, KY(11)............       6,953                     21,644         746      2,488          396          669
Baton Rouge, LA(1)...........       7,906        2,350        19,092         525          1          618        4,090
New Orleans (French Quarter),
 LA(2).......................      24,147        5,263        45,793       1,579                     272          621
New Orleans, LA(1)...........      32,463        2,570        22,300         895                   4,806        3,261
Boston (Government Center),
 MA(9).......................                                 45,452       1,406                   4,495        1,105
Boston (Marlborough), MA(1)..      20,383          948         8,143         325        761       12,994        5,154
Baltimore (BWI), MD(1).......                    2,568        22,433         770         (2)       1,272        2,279
Troy, MI(1)..................                    2,968        25,905         909                   1,212        2,013
Bloomington, MN(1)...........                    2,038        17,731         611                     529        3,285
Minneapolis (Airport),
 MN(1).......................      15,617        5,417        36,508         602                     249        3,307
Minneapolis (Downtown),
 MN(1).......................                      818        16,820         505                     227        3,519
St. Paul, MN(1)..............                    1,156        17,315         849                      90        3,455
Kansas City (Northeast),
 MO(2).......................                      973         8,461         292                      12        2,602
St. Louis (Downtown), MO(1)..                    3,179        27,659         954                   1,274        2,332
St. Louis (Westport),
 MO(2).......................                    2,767        24,072         830                     192          448
Jackson (Downtown), MS(6)....       5,036        2,226        19,370         668                     116          329
Jackson (North), MS(15)......       5,438        1,643        14,296         493                     221          394

                                 GROSS AMOUNTS AT WHICH CARRIED                    ACCUMULATED      NET BOOK
                                       AT CLOSE OF PERIOD                         DEPRECIATION        VALUE
                               -----------------------------------                BUILDINGS AND   BUILDINGS AND
                                           BUILDINGS     FURNITURE                IMPROVEMENTS;   IMPROVEMENTS;
                                              AND           AND                    FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY          LAND     IMPROVEMENTS   FIXTURES      TOTAL        FIXTURES        FIXTURES
-----------------------        --------   ------------   ---------   ----------   -------------   -------------
Atlanta (Galleria), GA(11)...     5,052        28,984       3,152        37,188         4,433          32,755
Atlanta (Jonesboro South),
 GA(2).......................       864         7,652         766         9,282           648           8,634
Atlanta Perimeter, GA(9).....                  20,744       1,138        21,882         1,641          20,241
Atlanta Powers Ferry,
 GA(6).......................     3,410        30,227       1,573        35,210         2,365          32,845
Brunswick, GA(1).............       705         6,095       1,314         8,114         1,692           6,422
Columbus (Airport North),
 GA(2).......................                   8,991       1,073        10,064           931           9,133
Chicago (Allerton), IL(6)....     3,343        84,004       8,761        96,108         5,351          90,757
Chicago (O'Hare), IL(3)......     8,178        37,380       4,221        49,779         5,676          44,103
Deerfield, IL(1).............     2,305        20,585       2,262        25,152         3,634          21,518
Lexington, KY(14)............     1,955        13,759       2,579        18,293         3,390          14,903
Lexington, KY(11)............     2,488        22,040       1,415        25,943         1,890          24,053
Baton Rouge, LA(1)...........     2,351        19,710       4,615        26,676         5,911          20,765
New Orleans (French Quarter),
 LA(2).......................     5,263        46,065       2,200        53,528         3,575          49,953
New Orleans, LA(1)...........     2,570        27,106       4,156        33,832         6,896          26,936
Boston (Government Center),
 MA(9).......................                  49,947       2,511        52,458         3,459          48,999
Boston (Marlborough), MA(1)..     1,709        21,137       5,479        28,325         5,821          22,504
Baltimore (BWI), MD(1).......     2,566        23,705       3,049        29,320         3,330          25,990
Troy, MI(1)..................     2,968        27,117       2,922        33,007         3,553          29,454
Bloomington, MN(1)...........     2,038        18,260       3,896        24,194         3,151          21,043
Minneapolis (Airport),
 MN(1).......................     5,417        36,757       3,909        46,083         8,013          38,070
Minneapolis (Downtown),
 MN(1).......................       818        17,047       4,024        21,889         5,539          16,350
St. Paul, MN(1)..............     1,156        17,405       4,304        22,865         5,938          16,927
Kansas City (Northeast),
 MO(2).......................       973         8,473       2,894        12,340         1,705          10,635
St. Louis (Downtown), MO(1)..     3,179        28,933       3,286        35,398         2,722          32,676
St. Louis (Westport),
 MO(2).......................     2,767        24,264       1,278        28,309         1,943          26,366
Jackson (Downtown), MS(6)....     2,226        19,486         997        22,709         1,651          21,058
Jackson (North), MS(15)......     1,643        14,517         887        17,047         1,267          15,780

                                                          LIFE UPON
                                                            WHICH
                                                         DEPRECIATION
                                                              IN
                                 DATE OF        DATE      STATEMENT
DESCRIPTION OF PROPERTY        CONSTRUCTION   ACQUIRED   IS COMPUTED
-----------------------        ------------   --------   ------------
Atlanta (Galleria), GA(11)...      1990       06-30-97    5 - 40 Yrs
Atlanta (Jonesboro South),
 GA(2).......................      1973       07-28-98    5 - 40 Yrs
Atlanta Perimeter, GA(9).....      1985       07-28-98    5 - 40 Yrs
Atlanta Powers Ferry,
 GA(6).......................      1981       07-28-98    5 - 40 Yrs
Brunswick, GA(1).............      1988       07-19-95    5 - 40 Yrs
Columbus (Airport North),
 GA(2).......................      1969       07-28-98    5 - 40 Yrs
Chicago (Allerton), IL(6)....      1923       07-28-98    5 - 40 Yrs
Chicago (O'Hare), IL(3)......      1994       06-30-97    5 - 40 Yrs
Deerfield, IL(1).............      1987       06-20-96    5 - 40 Yrs
Lexington, KY(14)............      1987       01-10-96    5 - 40 Yrs
Lexington, KY(11)............      1989       05-04-98    5 - 40 Yrs
Baton Rouge, LA(1)...........      1985       01-03-96    5 - 40 Yrs
New Orleans (French Quarter),
 LA(2).......................      1969       07-28-98    5 - 40 Yrs
New Orleans, LA(1)...........      1984       12-01-94    5 - 40 Yrs
Boston (Government Center),
 MA(9).......................      1968       07-28-98    5 - 40 Yrs
Boston (Marlborough), MA(1)..      1988       06-30-95    5 - 40 Yrs
Baltimore (BWI), MD(1).......      1987       03-20-97    5 - 40 Yrs
Troy, MI(1)..................      1987       03-20-97    5 - 40 Yrs
Bloomington, MN(1)...........      1980       02-01-97    5 - 40 Yrs
Minneapolis (Airport),
 MN(1).......................      1986       11-06-95    5 - 40 Yrs
Minneapolis (Downtown),
 MN(1).......................      1984       11-15-95    5 - 40 Yrs
St. Paul, MN(1)..............      1983       11-15-95    5 - 40 Yrs
Kansas City (Northeast),
 MO(2).......................      1975       07-28-98    5 - 40 Yrs
St. Louis (Downtown), MO(1)..      1985       05-04-98    5 - 40 Yrs
St. Louis (Westport),
 MO(2).......................      1979       07-28-98    5 - 40 Yrs
Jackson (Downtown), MS(6)....      1975       07-28-98    5 - 40 Yrs
Jackson (North), MS(15)......      1957       07-28-98    5 - 40 Yrs

                       FELCOR LODGING LIMITED PARTNERSHIP
    SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION -- (CONTINUED)



                                                                                      COST CAPITALIZED SUBSEQUENT TO
                                                         INITIAL COST                          ACQUISITION
                                              -----------------------------------   ----------------------------------
                                                          BUILDINGS     FURNITURE              BUILDINGS     FURNITURE
                                                             AND           AND                    AND           AND
DESCRIPTION OF PROPERTY        ENCUMBRANCES     LAND     IMPROVEMENTS   FIXTURES     LAND     IMPROVEMENTS   FIXTURES
-----------------------        ------------   --------   ------------   ---------   -------   ------------   ---------
Olive Branch (Whispering
 Woods Conference Center),
 MS(8).......................                    1,247        12,155         419       (158)       1,564        1,496
Raleigh/Durham, NC(5)........                    2,124        18,476         637                      99        1,890
Omaha (Central), NE(5).......                    1,877        16,328         563                     215        1,796
Omaha (Central), NE(12)......                      518         4,504         155                     816          484
Omaha (I-80), NE(2)..........       6,154        1,795        15,614         538                   2,289        1,853
Omaha (Old Mill Northwest),
 NE(6).......................                      979         8,519         294                   4,669        2,459
Omaha (Southwest), NE(12)....                      464         4,036         139                     613          263
Omaha, (Southwest) NE(13)....                      923         8,029         277                     864          392
Omaha (Southwest), NE(15)....                      373         3,245         112                      12          118
Piscataway, NJ(1)............      20,609        1,755        17,563         527                     843        2,924
Secaucus (Meadowlands),
 NJ(6).......................                    2,356        20,497         707                   4,254        5,981
Albuquerque (Mountain View),
 NM(2).......................                    1,322        11,505         397                     120          547
Syracuse, NY(1)..............                    1,483        13,756       1,330                     274          417
Cleveland, OH(1).............                    1,755        15,329         527                   1,852        2,436
Columbus, OH(5)..............                    1,918        16,691         576                     760        1,077
Dayton, OH(5)................       6,707        1,140        11,223         342        149        1,109          391
Tulsa, OK(1).................                      525         7,344       3,117                     636        2,591
Philadelphia (Center City),
 PA(6).......................                    5,793        50,395       1,738                   2,470        1,349
Philadelphia (Independence
 Mall), PA(2)................      14,000        3,184        27,704         955                   5,861        2,154
Philadelphia (Society Hill),
 PA(3).......................      33,773        4,542        45,121       1,536                   1,056        2,872
Pittsburgh, PA(9)............      15,500                     25,170         773                   1,692        1,913
Charleston (Mills House),
 SC(2).......................                    3,270        28,446         981                     347        2,376
Greenville (Roper), SC(6)....                    1,551        13,492         465                     670          782
Myrtle Beach (Kingston
 Plantation), SC(1)..........                    2,940        24,988       1,470                   1,557        4,913
Knoxville (Central), TN(2)...                                 11,586         358                   1,512        1,009
Nashville, TN(1).............                    1,118         9,506         961                     265        2,201
Nashville (Opryland/Airport),
 TN(9).......................                                 27,889         863                   1,849        1,671

                                 GROSS AMOUNTS AT WHICH CARRIED                    ACCUMULATED      NET BOOK
                                       AT CLOSE OF PERIOD                         DEPRECIATION        VALUE
                               -----------------------------------                BUILDINGS AND   BUILDINGS AND
                                           BUILDINGS     FURNITURE                IMPROVEMENTS;   IMPROVEMENTS;
                                              AND           AND                    FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY          LAND     IMPROVEMENTS   FIXTURES      TOTAL        FIXTURES        FIXTURES
-----------------------        --------   ------------   ---------   ----------   -------------   -------------
Olive Branch (Whispering
 Woods Conference Center),
 MS(8).......................     1,089        13,719       1,915        16,723         1,473          15,250
Raleigh/Durham, NC(5)........     2,124        18,575       2,527        23,226         2,752          20,474
Omaha (Central), NE(5).......     1,877        16,543       2,359        20,779         2,930          17,849
Omaha (Central), NE(12)......       518         5,320         639         6,477           475           6,002
Omaha (I-80), NE(2)..........     1,795        17,903       2,391        22,089         1,338          20,751
Omaha (Old Mill Northwest),
 NE(6).......................       979        13,188       2,753        16,920         1,426          15,494
Omaha (Southwest), NE(12)....       464         4,649         402         5,515           394           5,121
Omaha, (Southwest) NE(13)....       923         8,893         669        10,485           720           9,765
Omaha (Southwest), NE(15)....       373         3,257         230         3,860           351           3,509
Piscataway, NJ(1)............     1,755        18,406       3,451        23,612         4,493          19,119
Secaucus (Meadowlands),
 NJ(6).......................     2,356        24,751       6,688        33,795         2,890          30,905
Albuquerque (Mountain View),
 NM(2).......................     1,322        11,625         944        13,891         1,070          12,821
Syracuse, NY(1)..............     1,483        14,030       1,747        17,260         2,253          15,007
Cleveland, OH(1).............     1,755        17,181       2,963        21,899         3,910          17,989
Columbus, OH(5)..............     1,918        17,451       1,653        21,022         1,987          19,035
Dayton, OH(5)................     1,289        12,332         733        14,354         1,196          13,158
Tulsa, OK(1).................       525         7,980       5,708        14,213         6,727           7,486
Philadelphia (Center City),
 PA(6).......................     5,793        52,865       3,087        61,745         4,264          57,481
Philadelphia (Independence
 Mall), PA(2)................     3,184        33,565       3,109        39,858         3,021          36,837
Philadelphia (Society Hill),
 PA(3).......................     4,542        46,177       4,408        55,127         5,320          49,807
Pittsburgh, PA(9)............                  26,862       2,686        29,548         2,277          27,271
Charleston (Mills House),
 SC(2).......................     3,270        28,793       3,357        35,420         2,609          32,811
Greenville (Roper), SC(6)....     1,551        14,162       1,247        16,960         1,315          15,645
Myrtle Beach (Kingston
 Plantation), SC(1)..........     2,940        26,545       6,383        35,868         6,201          29,667
Knoxville (Central), TN(2)...                  13,098       1,367        14,465         1,306          13,159
Nashville, TN(1).............     1,118         9,771       3,162        14,051         4,493           9,558
Nashville (Opryland/Airport),
 TN(9).......................                  29,738       2,534        32,272         2,420          29,852

                                                          LIFE UPON
                                                            WHICH
                                                         DEPRECIATION
                                                              IN
                                 DATE OF        DATE      STATEMENT
DESCRIPTION OF PROPERTY        CONSTRUCTION   ACQUIRED   IS COMPUTED
-----------------------        ------------   --------   ------------
Olive Branch (Whispering
 Woods Conference Center),
 MS(8).......................      1972       07-28-98    5 - 40 Yrs
Raleigh/Durham, NC(5)........      1987       07-28-97    5 - 40 Yrs
Omaha (Central), NE(5).......      1973       02-01-97    5 - 40 Yrs
Omaha (Central), NE(12)......      1965       07-28-98    5 - 40 Yrs
Omaha (I-80), NE(2)..........      1991       07-28-98    5 - 40 Yrs
Omaha (Old Mill Northwest),
 NE(6).......................      1974       07-28-98    5 - 40 Yrs
Omaha (Southwest), NE(12)....      1986       07-28-98    5 - 40 Yrs
Omaha, (Southwest) NE(13)....      1989       07-28-98    5 - 40 Yrs
Omaha (Southwest), NE(15)....      1996       07-28-98    5 - 40 Yrs
Piscataway, NJ(1)............      1988       01-10-96    5 - 40 Yrs
Secaucus (Meadowlands),
 NJ(6).......................       N/A       07-28-98    5 - 40 Yrs
Albuquerque (Mountain View),
 NM(2).......................      1968       07-28-98    5 - 40 Yrs
Syracuse, NY(1)..............      1989       06-30-97    5 - 40 Yrs
Cleveland, OH(1).............      1990       11-17-95    5 - 40 Yrs
Columbus, OH(5)..............      1985       02-04-98    5 - 40 Yrs
Dayton, OH(5)................      1987       12-30-97    5 - 40 Yrs
Tulsa, OK(1).................      1985       07-28-94    5 - 40 Yrs
Philadelphia (Center City),
 PA(6).......................      1970       07-28-98    5 - 40 Yrs
Philadelphia (Independence
 Mall), PA(2)................      1972       07-28-98    5 - 40 Yrs
Philadelphia (Society Hill),
 PA(3).......................      1986       10-01-97    5 - 40 Yrs
Pittsburgh, PA(9)............      1988       07-28-98    5 - 40 Yrs
Charleston (Mills House),
 SC(2).......................      1982       07-28-98    5 - 40 Yrs
Greenville (Roper), SC(6)....      1984       07-28-98    5 - 40 Yrs
Myrtle Beach (Kingston
 Plantation), SC(1)..........      1987       12-05-96    5 - 40 Yrs
Knoxville (Central), TN(2)...      1966       07-28-98    5 - 40 Yrs
Nashville, TN(1).............      1985       07-28-94    5 - 40 Yrs
Nashville (Opryland/Airport),
 TN(9).......................      1981       07-28-98    5 - 40 Yrs

                       FELCOR LODGING LIMITED PARTNERSHIP
    SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION -- (CONTINUED)

                                                                                      COST CAPITALIZED SUBSEQUENT TO
                                                         INITIAL COST                          ACQUISITION
                                              -----------------------------------   ----------------------------------
                                                          BUILDINGS     FURNITURE              BUILDINGS     FURNITURE
                                                             AND           AND                    AND           AND
DESCRIPTION OF PROPERTY        ENCUMBRANCES     LAND     IMPROVEMENTS   FIXTURES     LAND     IMPROVEMENTS   FIXTURES
-----------------------        ------------   --------   ------------   ---------   -------   ------------   ---------
Addison (North Dallas),
 TX(6).......................      18,180        4,938        42,965       1,482                     293          889
Amarillo (I-40), TX(2).......                                  5,754         178                   2,591          861
Austin (Downtown), TX(5).....                    2,508        21,908         752                     829          576
Austin (Town Lake), TX(2)....                                 21,551         667                     750        1,605
Beaumont (Midtown I-10),
 TX(2).......................                      685         5,964         206                   1,872          703
Corpus Christi, TX(1)........       5,307        1,113         9,618         390         51          396        1,656
Dallas, TX(19)...............       3,536                     13,564         420      2,409          264          617
Dallas (Alpha Road),
 TX(17)......................                                  9,795          53      1,623       (1,678)       1,713
Dallas (Campbell Center),
 TX(7).......................                    3,208        27,907         962                     988        1,981
Dallas, (DFW Airport South),
 TX(1).......................                                 35,156       1,212      4,041          448        3,906
Dallas (Downtown West End),
 TX(12)......................                    1,953        16,989         586                     155           96
Dallas (Love Field), TX(1)...      13,699        1,934        16,674         757                     371        1,775
Dallas (Market Center),
 TX(6).......................      12,830        4,079        35,486       1,224                     559          817
Dallas (Market Center),
 TX(1).......................      12,231        2,560        23,751       2,182                     413          536
Dallas (Park Central),
 TX(6).......................      15,723                     30,513         944      5,623          201          654
Dallas (Park Central),
 TX(1).......................                    1,497        12,722         647                     703        2,399
Dallas (Park Central),
 TX(3).......................                    1,720        28,550       4,130                     125          989
Dallas (Park Central),
 TX(20)......................                    4,513        43,125       2,507                   4,437        2,477
Houston (I-10 West), TX(9)...                    3,055        26,575         916                     191          316
Houston (Int'l Airport),
 TX(2).......................      13,088        3,890        33,842       1,167                     173          438
Houston (Medical Center),
 TX(6).......................       6,214        2,493        21,687         748                     581          505
Houston (Medical Center),
 TX(15)......................       8,248        2,284        19,869         685                   2,029        1,744
Houston (Near Greenway),
 TX(9).......................       6,944        3,418        29,736       1,025                     327        1,104
Irving (DFW Airport North),
 TX(19)......................      28,006                     56,714       1,754     10,039          654        1,663

                                 GROSS AMOUNTS AT WHICH CARRIED                    ACCUMULATED      NET BOOK
                                       AT CLOSE OF PERIOD                         DEPRECIATION        VALUE
                               -----------------------------------                BUILDINGS AND   BUILDINGS AND
                                           BUILDINGS     FURNITURE                IMPROVEMENTS;   IMPROVEMENTS;
                                              AND           AND                    FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY          LAND     IMPROVEMENTS   FIXTURES      TOTAL        FIXTURES        FIXTURES
-----------------------        --------   ------------   ---------   ----------   -------------   -------------
Addison (North Dallas),
 TX(6).......................     4,938        43,258       2,371        50,567         3,702          46,865
Amarillo (I-40), TX(2).......                   8,345       1,039         9,384           793           8,591
Austin (Downtown), TX(5).....     2,508        22,737       1,328        26,573         2,857          23,716
Austin (Town Lake), TX(2)....                  22,301       2,272        24,573         2,116          22,457
Beaumont (Midtown I-10),
 TX(2).......................       685         7,836         909         9,430           731           8,699
Corpus Christi, TX(1)........     1,164        10,014       2,046        13,224         3,062          10,162
Dallas, TX(19)...............     2,409        13,828       1,037        17,274         1,211          16,063
Dallas (Alpha Road),
 TX(17)......................     1,623         8,117       1,766        11,506         2,787           8,719
Dallas (Campbell Center),
 TX(7).......................     3,208        28,895       2,943        35,046         2,462          32,584
Dallas, (DFW Airport South),
 TX(1).......................     4,041        35,604       5,118        44,763         3,426          41,337
Dallas (Downtown West End),
 TX(12)......................     1,953        17,144         682        19,779         1,287          18,492
Dallas (Love Field), TX(1)...     1,934        17,045       2,532        21,511         4,325          17,186
Dallas (Market Center),
 TX(6).......................     4,079        36,045       2,041        42,165         2,876          39,289
Dallas (Market Center),
 TX(1).......................     2,560        24,164       2,718        29,442         3,772          25,670
Dallas (Park Central),
 TX(6).......................     5,623        30,714       1,598        37,935         2,462          35,473
Dallas (Park Central),
 TX(1).......................     1,497        13,425       3,046        17,968         4,475          13,493
Dallas (Park Central),
 TX(3).......................     1,720        28,675       5,119        35,514         3,169          32,345
Dallas (Park Central),
 TX(20)......................     4,513        47,562       4,984        57,059         6,446          50,613
Houston (I-10 West), TX(9)...     3,055        26,766       1,232        31,053         2,116          28,937
Houston (Int'l Airport),
 TX(2).......................     3,890        34,015       1,605        39,510         2,675          36,835
Houston (Medical Center),
 TX(6).......................     2,493        22,268       1,253        26,014         1,847          24,167
Houston (Medical Center),
 TX(15)......................     2,284        21,898       2,429        26,611         2,206          24,405
Houston (Near Greenway),
 TX(9).......................     3,418        30,063       2,129        35,610         2,502          33,108
Irving (DFW Airport North),
 TX(19)......................    10,039        57,368       3,417        70,824         4,883          65,941

                                                          LIFE UPON
                                                            WHICH
                                                         DEPRECIATION
                                                              IN
                                 DATE OF        DATE      STATEMENT
DESCRIPTION OF PROPERTY        CONSTRUCTION   ACQUIRED   IS COMPUTED
-----------------------        ------------   --------   ------------
Addison (North Dallas),
 TX(6).......................      1985       07-28-98    5 - 40 Yrs
Amarillo (I-40), TX(2).......      1970       07-28-98    5 - 40 Yrs
Austin (Downtown), TX(5).....      1987       03-20-97    5 - 40 Yrs
Austin (Town Lake), TX(2)....      1967       07-28-98    5 - 40 Yrs
Beaumont (Midtown I-10),
 TX(2).......................      1967       07-28-98    5 - 40 Yrs
Corpus Christi, TX(1)........      1984       07-19-95    5 - 40 Yrs
Dallas, TX(19)...............      1988       07-28-98    5 - 40 Yrs
Dallas (Alpha Road),
 TX(17)......................      1997       07-28-98    5 - 40 Yrs
Dallas (Campbell Center),
 TX(7).......................      1982       05-29-98    5 - 40 Yrs
Dallas, (DFW Airport South),
 TX(1).......................      1985       07-28-98    5 - 40 Yrs
Dallas (Downtown West End),
 TX(12)......................      1969       07-28-98    5 - 40 Yrs
Dallas (Love Field), TX(1)...      1986       03-29-95    5 - 40 Yrs
Dallas (Market Center),
 TX(6).......................      1983       07-28-98    5 - 40 Yrs
Dallas (Market Center),
 TX(1).......................      1980       06-30-97    5 - 40 Yrs
Dallas (Park Central),
 TX(6).......................      1981       07-28-98    5 - 40 Yrs
Dallas (Park Central),
 TX(1).......................      1985       07-28-94    5 - 40 Yrs
Dallas (Park Central),
 TX(3).......................      1972       11-01-98    5 - 40 Yrs
Dallas (Park Central),
 TX(20)......................      1983       06-30-97    5 - 40 Yrs
Houston (I-10 West), TX(9)...      1969       07-28-98    5 - 40 Yrs
Houston (Int'l Airport),
 TX(2).......................      1971       07-28-98    5 - 40 Yrs
Houston (Medical Center),
 TX(6).......................      1973       07-28-98    5 - 40 Yrs
Houston (Medical Center),
 TX(15)......................      1984       07-28-98    5 - 40 Yrs
Houston (Near Greenway),
 TX(9).......................      1984       07-28-98    5 - 40 Yrs
Irving (DFW Airport North),
 TX(19)......................      1987       07-28-98    5 - 40 Yrs

                       FELCOR LODGING LIMITED PARTNERSHIP
    SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION -- (CONTINUED)



                                                                                      COST CAPITALIZED SUBSEQUENT TO
                                                         INITIAL COST                          ACQUISITION
                                              -----------------------------------   ----------------------------------
                                                          BUILDINGS     FURNITURE              BUILDINGS     FURNITURE
                                                             AND           AND                    AND           AND
DESCRIPTION OF PROPERTY        ENCUMBRANCES     LAND     IMPROVEMENTS   FIXTURES     LAND     IMPROVEMENTS   FIXTURES
-----------------------        ------------   --------   ------------   ---------   -------   ------------   ---------
Irving (DFW Airport North),
 TX(21)......................      10,766        1,546        13,453         464                     145        2,158
Midland (Country Villa),
 TX(2).......................                      404         3,517         121                      68          291
Odessa (Centre), TX(15)......                      487         4,238         146                      58          363
Odessa (Parkway Blvd),
 TX(13)......................                      370         3,218         111                      38          202
Plano, TX(19)................       4,813        1,813        15,775         544                     467        1,124
Plano, TX(2).................                      885         7,696         265                     113          284
San Antonio (Downtown),
 TX(2).......................                                 22,246         688                     524          562
San Antonio (Int'l Airport),
 TX(9).......................                    3,371        29,326       1,011                   1,825          778
Waco (I-35), TX(2)...........                      574         4,994         172                      93          306
Salt Lake City (Airport),
 UT(2).......................                                  5,346         165                   2,725        1,046
Burlington, VT(3)............      20,860        3,136        27,283         941                     446        1,731
Cambridge, Canada(2).........                      481         4,188         144                   1,082          841
Kitchener (Waterloo),
 Canada(2)...................                                  9,441         292                   1,543          715
Peterbourough (Waterfront),
 Canada(2)...................                      735         6,391         220                     632          593
Sarnia, Canada(2)............                      271         2,359          81                   1,093          810
Toronto (Airport),
 Canada(9)...................                                 21,168         655                   3,137        1,679
Toronto (Yorkdale),
 Canada(2)...................                    1,578        13,725         473                   4,372        1,261
                                 --------     --------    ----------    --------    -------     --------     --------
       Total.................    $751,995     $287,816    $3,213,820    $123,687    $34,178     $263,186     $285,324
                                 ========     ========    ==========    ========    =======     ========     ========

                                 GROSS AMOUNTS AT WHICH CARRIED                    ACCUMULATED      NET BOOK
                                       AT CLOSE OF PERIOD                         DEPRECIATION        VALUE
                               -----------------------------------                BUILDINGS AND   BUILDINGS AND
                                           BUILDINGS     FURNITURE                IMPROVEMENTS;   IMPROVEMENTS;
                                              AND           AND                    FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY          LAND     IMPROVEMENTS   FIXTURES      TOTAL        FIXTURES        FIXTURES
-----------------------        --------   ------------   ---------   ----------   -------------   -------------
Irving (DFW Airport North),
 TX(21)......................     1,546        13,598       2,622        17,766         1,200          16,566
Midland (Country Villa),
 TX(2).......................       404         3,585         412         4,401           391           4,010
Odessa (Centre), TX(15)......       487         4,296         509         5,292           393           4,899
Odessa (Parkway Blvd),
 TX(13)......................       370         3,256         313         3,939           305           3,634
Plano, TX(19)................     1,813        16,242       1,668        19,723         1,530          18,193
Plano, TX(2).................       885         7,809         549         9,243           704           8,539
San Antonio (Downtown),
 TX(2).......................                  22,770       1,250        24,020         1,876          22,144
San Antonio (Int'l Airport),
 TX(9).......................     3,371        31,151       1,789        36,311         2,532          33,779
Waco (I-35), TX(2)...........       574         5,087         478         6,139           494           5,645
Salt Lake City (Airport),
 UT(2).......................                   8,071       1,211         9,282           759           8,523
Burlington, VT(3)............     3,136        27,729       2,672        33,537         2,986          30,551
Cambridge, Canada(2).........       481         5,270         985         6,736           563           6,173
Kitchener (Waterloo),
 Canada(2)...................                  10,984       1,007        11,991           882          11,109
Peterbourough (Waterfront),
 Canada(2)...................       735         7,023         813         8,571           678           7,893
Sarnia, Canada(2)............       271         3,452         891         4,614           197           4,417
Toronto (Airport),
 Canada(9)...................                  24,305       2,334        26,639         2,215          24,424
Toronto (Yorkdale),
 Canada(2)...................     1,578        18,097       1,734        21,409         1,409          20,000
                               --------    ----------    --------    ----------    ----------      ----------
       Total.................  $321,994    $3,477,006    $409,011    $4,208,011    $  473,101      $3,734,910
                               ========    ==========    ========    ==========    ==========      ==========

                                                          LIFE UPON
                                                            WHICH
                                                         DEPRECIATION
                                                              IN
                                 DATE OF        DATE      STATEMENT
DESCRIPTION OF PROPERTY        CONSTRUCTION   ACQUIRED   IS COMPUTED
-----------------------        ------------   --------   ------------
Irving (DFW Airport North),
 TX(21)......................      1989       07-28-98    5 - 40 Yrs
Midland (Country Villa),
 TX(2).......................      1979       07-28-98    5 - 40 Yrs
Odessa (Centre), TX(15)......      1982       07-28-98    5 - 40 Yrs
Odessa (Parkway Blvd),
 TX(13)......................      1977       07-28-98    5 - 40 Yrs
Plano, TX(19)................      1983       07-28-98    5 - 40 Yrs
Plano, TX(2).................      1983       07-28-98    5 - 40 Yrs
San Antonio (Downtown),
 TX(2).......................      1968       07-28-98    5 - 40 Yrs
San Antonio (Int'l Airport),
 TX(9).......................      1981       07-28-98    5 - 40 Yrs
Waco (I-35), TX(2)...........      1970       07-28-98    5 - 40 Yrs
Salt Lake City (Airport),
 UT(2).......................      1963       07-28-98    5 - 40 Yrs
Burlington, VT(3)............      1967       12-04-97    5 - 40 Yrs
Cambridge, Canada(2).........      1969       07-28-98    5 - 40 Yrs
Kitchener (Waterloo),
 Canada(2)...................      1965       07-28-98    5 - 40 Yrs
Peterbourough (Waterfront),
 Canada(2)...................      1965       07-28-98    5 - 40 Yrs
Sarnia, Canada(2)............      1970       07-28-98    5 - 40 Yrs
Toronto (Airport),
 Canada(9)...................      1970       07-28-98    5 - 40 Yrs
Toronto (Yorkdale),
 Canada(2)...................      1970       07-28-98    5 - 40 Yrs
                                   ----       --------    ----------
       Total.................

                       FELCOR LODGING LIMITED PARTNERSHIP

Balance at December 31, 1997................................  $1,562,724
 Additions during the period................................   2,537,222
                                                              ----------
Balance at December 31, 1998................................  $4,099,946
 Additions during the period................................     247,116
                                                              ----------
Balance at December 31, 1999................................  $4,347,062
   Sold Hotels in 2000......................................     (31,921)
   Hotels Held for Sale.....................................    (206,000)
 Additions during the period................................      98,870
                                                              ----------
Balance at December 31, 2000................................  $4,208,011
                                                              ----------
Depreciation expense during the period......................  $   50,682
                                                              ----------
       Balance at December 31, 1997.........................      87,400
Depreciation expense during the period......................      90,672
                                                              ----------
     Balance at December 31, 1998...........................  $  178,072
Depreciation expense during the period......................     152,483
                                                              ----------
     Balance at December 31, 1999...........................  $  330,555
       Sold Hotels in 2000..................................      (4,200)
       Hotels Held for Sale.................................     (13,706)
Depreciation expense during the period......................     160,452
                                                              ----------
     Balance at December 31, 2000...........................  $  473,101

                                                                                          COST CAPITALIZED SUBSEQUENT
                                                            INITIAL COST                        TO ACQUISITION
                                                 ----------------------------------   -----------------------------------
                                                            BUILDINGS     FURNITURE               BUILDINGS     FURNITURE
                                                               AND           AND                     AND           AND
DESCRIPTION OF PROPERTY           ENCUMBRANCES    LAND     IMPROVEMENTS   FIXTURES      LAND     IMPROVEMENTS   FIXTURES
-----------------------           ------------   -------   ------------   ---------   --------   ------------   ---------
Scottsdale (Downtown), AZ(4)....                               12,430         384                       24           151
Boca Raton, FL(5)...............                   5,433        2,796         468                      243         1,316
Tampa (Busch Gardens), FL(5)....                     672       12,387         226                      134           991
Atlanta (Downtown), GA(10)......                   2,025       17,618         608                       25           202
Atlanta, (Downtown), GA(4)......                   1,266       11,017         380                      213           494
Marietta, GA(12)................                     952        8,285         286                      467           587
Davenport, IA(12)...............                     434        3,776         130                      405           372
Davenport, IA(2)................                     547        4,763         164                    1,333         1,003
Moline, IL(12)..................                     505        4,398         152                      535           470
Moline (Airport), IL(2).........                     822        7,149         247                    1,240         1,039
Moline (Airport), IL(13)........                     232        2,021          70                      383           429
Colby, KS(13)...................                     339        2,950         102                      228            48
Great Bend, KS(2)...............                     549        4,780         165                      215           372
Hays, KS(12)....................                     243        2,112          73                      306           267
Hays, KS(2).....................                     597        5,190         179                       43           183
Salina, KS(2)...................      4,891          502        4,370         151                       66           341
Salina (I-70), KS(13)...........                     341        2,964         102                      (14)           95
Jackson (Briarwood), MS(12).....        626          747        6,501         224                      144           191
Nashville (Airport), TN(5)......                   1,073        9,331         322                      624         1,114
Dallas (Regal Row), TX(4).......                     778        6,770         233                       19            76
Houston (Galleria), TX(10)......                   1,855       16,143         557                      177           322

                                    GROSS AMOUNTS AT WHICH CARRIED                 ACCUMULATED      NET BOOK
                                          AT CLOSE OF PERIOD                      DEPRECIATION        VALUE
                                  ----------------------------------              BUILDINGS AND   BUILDINGS AND
                                             BUILDINGS     FURNITURE              IMPROVEMENTS;   IMPROVEMENTS;
                                                AND           AND                  FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY            LAND     IMPROVEMENTS   FIXTURES     TOTAL       FIXTURES        FIXTURES
-----------------------           -------   ------------   ---------   --------   -------------   -------------
Scottsdale (Downtown), AZ(4)....                12,454          535      12,989          731          12,258
Boca Raton, FL(5)...............    5,433        3,039        1,784      10,256        1,538           8,718
Tampa (Busch Gardens), FL(5)....      672       12,521        1,217      14,410        2,118          12,292
Atlanta (Downtown), GA(10)......    2,025       17,643          810      20,478        1,056          19,422
Atlanta, (Downtown), GA(4)......    1,266       11,230          874      13,370          721          12,649
Marietta, GA(12)................      952        8,752          873      10,577          631           9,946
Davenport, IA(12)...............      434        4,181          502       5,117          238           4,879
Davenport, IA(2)................      547        6,096        1,167       7,810          328           7,482
Moline, IL(12)..................      505        4,933          622       6,060          282           5,778
Moline (Airport), IL(2).........      822        8,389        1,286      10,497          455          10,042
Moline (Airport), IL(13)........      232        2,404          499       3,135          148           2,987
Colby, KS(13)...................      339        3,178          150       3,667          195           3,472
Great Bend, KS(2)...............      549        4,995          537       6,081          344           5,737
Hays, KS(12)....................      243        2,418          340       3,001          131           2,870
Hays, KS(2).....................      597        5,233          362       6,192          338           5,854
Salina, KS(2)...................      502        4,436          492       5,430          307           5,123
Salina (I-70), KS(13)...........      341        2,950          197       3,488          186           3,302
Jackson (Briarwood), MS(12).....      747        6,645          415       7,807          392           7,415
Nashville (Airport), TN(5)......    1,073        9,955        1,436      12,464        1,240          11,224
Dallas (Regal Row), TX(4).......      778        6,789          309       7,876          406           7,470
Houston (Galleria), TX(10)......    1,855       16,320          879      19,054        1,010          18,044

                                                             LIFE UPON
                                                               WHICH
                                                            DEPRECIATION
                                                                 IN
                                    DATE OF        DATE     STATEMENT IS
DESCRIPTION OF PROPERTY           CONSTRUCTION   ACQUIRED     COMPUTED
-----------------------           ------------   --------   ------------
Scottsdale (Downtown), AZ(4)....      1970       07-28-98    5 - 40 Yrs
Boca Raton, FL(5)...............      1989       11-15-95    5 - 40 Yrs
Tampa (Busch Gardens), FL(5)....      1985       11-15-95    5 - 40 Yrs
Atlanta (Downtown), GA(10)......      1963       07-28-98    5 - 40 Yrs
Atlanta, (Downtown), GA(4)......      1963       07-28-98    5 - 40 Yrs
Marietta, GA(12)................      1986       07-28-98    5 - 40 Yrs
Davenport, IA(12)...............      1985       07-28-98    5 - 40 Yrs
Davenport, IA(2)................      1966       07-28-98    5 - 40 Yrs
Moline, IL(12)..................      1985       07-28-98    5 - 40 Yrs
Moline (Airport), IL(2).........      1961       07-28-98    5 - 40 Yrs
Moline (Airport), IL(13)........      1996       07-28-98    5 - 40 Yrs
Colby, KS(13)...................      1998       07-28-98    5 - 40 Yrs
Great Bend, KS(2)...............      1964       07-28-98    5 - 40 Yrs
Hays, KS(12)....................      1985       07-28-98    5 - 40 Yrs
Hays, KS(2).....................      1966       07-28-98    5 - 40 Yrs
Salina, KS(2)...................      1986       07-28-98    5 - 40 Yrs
Salina (I-70), KS(13)...........      1997       07-28-98    5 - 40 Yrs
Jackson (Briarwood), MS(12).....      1985       07-28-98    5 - 40 Yrs
Nashville (Airport), TN(5)......      1988       06-05-97    5 - 40 Yrs
Dallas (Regal Row), TX(4).......      1969       07-28-98    5 - 40 Yrs
Houston (Galleria), TX(10)......      1968       07-28-98    5 - 40 Yrs

                                                                                          COST CAPITALIZED SUBSEQUENT
                                                            INITIAL COST                        TO ACQUISITION
                                                 ----------------------------------   -----------------------------------
                                                            BUILDINGS     FURNITURE               BUILDINGS     FURNITURE
                                                               AND           AND                     AND           AND
DESCRIPTION OF PROPERTY           ENCUMBRANCES    LAND     IMPROVEMENTS   FIXTURES      LAND     IMPROVEMENTS   FIXTURES
-----------------------           ------------   -------   ------------   ---------   --------   ------------   ---------
Houston (Galleria), TX(4).......                     465        4,047         140                       19           135
Houston (I-10 East), TX(4)......                     586        5,099         176                       66           300
Houston (I-10 East), TX(12).....                     478        4,155         143                      196           236
                                     ------      -------     --------      ------                   ------       -------
       Total....................     $5,517      $21,441     $161,052      $5,682                   $7,091       $10,734
                                     ======      =======     ========      ======                   ======       =======
Loss on assets held for sale....

                                    GROSS AMOUNTS AT WHICH CARRIED                 ACCUMULATED      NET BOOK
                                          AT CLOSE OF PERIOD                      DEPRECIATION        VALUE
                                  ----------------------------------              BUILDINGS AND   BUILDINGS AND
                                             BUILDINGS     FURNITURE              IMPROVEMENTS;   IMPROVEMENTS;
                                                AND           AND                  FURNITURE &     FURNITURE &
DESCRIPTION OF PROPERTY            LAND     IMPROVEMENTS   FIXTURES     TOTAL       FIXTURES        FIXTURES
-----------------------           -------   ------------   ---------   --------   -------------   -------------
Houston (Galleria), TX(4).......      465        4,066          275       4,806          258           4,548
Houston (I-10 East), TX(4)......      586        5,165          476       6,227          352           5,875
Houston (I-10 East), TX(12).....      478        4,351          379       5,208          301           4,907
                                  -------     --------      -------    --------      -------        --------
       Total....................  $21,441     $168,143      $16,416    $206,000      $13,706        $192,294
                                  =======     ========      =======    ========      =======
Loss on assets held for sale....                                                                     (63,000)
                                                                                                    --------
                                                                                                    $129,294
                                                                                                    ========

                                                             LIFE UPON
                                                               WHICH
                                                            DEPRECIATION
                                                                 IN
                                    DATE OF        DATE     STATEMENT IS
DESCRIPTION OF PROPERTY           CONSTRUCTION   ACQUIRED     COMPUTED
-----------------------           ------------   --------   ------------
Houston (Galleria), TX(4).......      1968       07-28-98    5 - 40 Yrs
Houston (I-10 East), TX(4)......      1984       07-28-98    5 - 40 Yrs
Houston (I-10 East), TX(12).....      1969       07-28-98    5 - 40 Yrs
       Total....................
Loss on assets held for sale....

---------------

 1. Embassy Suites
 2. Holiday Inn
 3. Sheraton
 4. Fairfield Inn
 5. Doubletree Guest Suites
 6. Crowne Plaza
 7. Doubletree
 8. Independents
 9. Holiday Inn Select
10. Courtyard by Marriott
11. Sheraton Suites
12. Hampton Inn
13. Holiday Inn Express
14. Hilton Suites
15. Holiday Inn Hotel & Suites
16. Homewood Suites
17. Bristol House(R)
18. Crowne Plaza Suites
19. Harvey Hotel
20. Westin
21. Harvey Suites

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of FelCor Lodging Trust Incorporated:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' deficit and cash flows present fairly, in all material respects, the financial position of DJONT Operations, L.L.C. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
March 7, 2001

                            DJONT OPERATIONS, L.L.C.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                2000       1999
                                                              --------   --------
                                     ASSETS


Cash and cash equivalents...................................  $ 25,583   $ 20,127
Accounts receivable, net....................................    30,689     28,601
Inventories.................................................     4,367      4,260
Prepaid expenses............................................     3,084      1,444
Other assets................................................     2,907      5,791
Investment in real estate, net of accumulated depreciation
  of $482 in 2000 and $530 in 1999..........................    10,954     11,436
                                                              --------   --------
          Total assets......................................  $ 77,584   $ 71,659
                                                              ========   ========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Accounts payable............................................  $ 18,656   $ 12,742
Due to FelCor Lodging Trust Incorporated....................    31,771     22,064
Accrued expenses and other liabilities......................    40,072     37,121
Minority interest...........................................     3,927      5,113
Debt........................................................     7,695      7,761
                                                              --------   --------
          Total liabilities.................................   102,121     84,801
                                                              --------   --------

Commitments and contingencies

Shareholders' deficit:
Capital.....................................................         1          1
Accumulated deficit.........................................   (24,538)   (13,143)
                                                              --------   --------
          Total shareholders' deficit.......................   (24,537)   (13,142)
                                                              --------   --------
          Total liabilities and shareholders' deficit.......  $ 77,584   $ 71,659
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            DJONT OPERATIONS, L.L.C.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                                                2000       1999       1998
                                                              --------   --------   --------
Revenues:
  Room and suite revenue....................................  $709,802   $649,323   $618,122
  Food and beverage revenue.................................   112,594     87,212     77,834
  Food and beverage rent....................................     5,045      5,212      4,792
  Other revenue.............................................    48,437     55,903     48,781
                                                              --------   --------   --------
          Total revenues....................................   875,878    797,650    749,529
                                                              --------   --------   --------
Expenses:
  Property operating costs..................................   194,810    190,798    169,955
  General and administrative................................    65,970     61,025     56,995
  Advertising and promotion.................................    67,691     56,450     51,105
  Repair and maintenance....................................    41,048     38,555     36,374
  Utilities.................................................    32,039     29,700     28,799
  Management and incentive fees.............................    24,766     22,514     23,636
  Franchise fees............................................    20,330     19,253     18,102
  Food and beverage expenses................................    84,542     66,514     65,924
  Percentage lease expenses.................................   344,699    307,532    289,891
  Lessee overhead expenses..................................     1,073        991      1,990
  Liability insurance.......................................     3,227      2,518      1,258
  Interest expense..........................................       618        682
  Depreciation and amortization.............................       482        530
  Minority interest.........................................     3,243        (90)
  Other.....................................................     6,403      5,589      4,656
                                                              --------   --------   --------
          Total operating expenses..........................   887,698    802,651    748,685
                                                              --------   --------   --------
Operating income (loss).....................................   (11,820)    (5,001)       844
Minority interest...........................................    (3,243)        90
Gain on sale of Brighton condos.............................     3,851
                                                              --------   --------   --------
Net income (loss)...........................................  $(11,212)  $ (4,911)  $    844
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            DJONT OPERATIONS, L.L.C.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

Balance at December 31, 1998................................  $ (8,231)
Net loss....................................................    (4,911)
                                                              --------
Balance at December 31, 1999................................  $(13,142)
Net loss....................................................   (11,212)
Distributions...............................................      (183)
                                                              --------
Balance at December 31, 2000................................  $(24,537)
                                                              ========

     The accompanying notes are an integral part of these consolidated financial statements.

                            DJONT OPERATIONS, L.L.C.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                                                2000      1999      1998
                                                              --------   -------   -------
Cash flows from operating activities:
  Net income (loss).........................................  $(11,212)  $(4,911)  $   844
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
  Depreciation and amortization.............................       482       530
  Minority interest in partnership income...................     3,243       (90)
  Changes in assets and liabilities:
     Accounts receivable....................................    (2,088)   (1,040)   (7,287)
     Inventories............................................      (107)      121      (915)
     Prepaid expenses.......................................    (1,640)     (973)      836
     Other assets...........................................     2,668    (1,744)      950
     Due to FelCor Lodging Trust Incorporated...............     9,707     5,189    (2,033)
     Accounts payable, accrued expenses and other
       liabilities..........................................     8,865    (5,488)   10,459
                                                              --------   -------   -------
          Net cash flow provided by (used in) operating
            activities......................................     9,918    (8,406)    2,854
                                                              --------   -------   -------
Cash flows used in financing activities:
  Distributions paid to minority interest...................    (4,213)
  Distributions to owners...................................      (183)
  Repayment of borrowings...................................       (66)       (5)
                                                              --------   -------   -------
          Net cash flow used in financing activities........    (4,462)       (5)
                                                              --------   -------   -------
Net change in cash and cash equivalents.....................     5,456    (8,411)    2,854
Cash and cash equivalents at beginning of years.............    20,127    28,538    25,684
                                                              --------   -------   -------
Cash and cash equivalents at end of years...................  $ 25,583   $20,127   $28,538
                                                              ========   =======   =======
Supplemental cash flow information -- interest paid.........  $    618   $   682
                                                              --------   -------

  The accompanying notes are an integral part of these consolidated financial statements.

                            DJONT OPERATIONS, L.L.C.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     Effective January 1, 2001, subject to the receipt of certain lender consents, FelCor Lodging Limited Partnership (the "Operating Partnership") acquired and contributed to a wholly owned consolidated subsidiary, all of the equity interests in DJONT. In consideration for the acquisition of DJONT, the Operating Partnership issued an aggregate of 416,667 units of limited partnership interest valued at approximately $10 million to DJONT's shareholders.

     Eighty-five of the hotels in which the Operating Partnership had an ownership interest at December 31, 2000 (the "Hotels"), were leased to DJONT pursuant to percentage leases ("Percentage Leases"). Certain entities owning interests in DJONT and the managers of certain hotels have agreed to make loans to DJONT of up to an aggregate of approximately $17.3 million to the extent necessary to enable DJONT to pay rent and other obligations due under the respective Percentage Leases relating to a total of 38 of the Hotels. No loans were outstanding under such agreements at December 31, 2000.

     At December 31, 2000, 59 of the Hotels were operated as Embassy Suites(R) hotels, 14 were operated as Doubletree(R) or Doubletree Guest Suites(R) hotels, ten were operated as Sheraton(R) or Sheraton Suites(R) hotels, one was operated as a Westin(R) hotel and one was operated as a Hilton Suites(R) hotel. Seventy-one of the Hotels were managed by subsidiaries of Hilton Hotels Corporation ("Hilton"). Hilton is the largest operator of all-suite, full-service hotels in the United States. Of the remaining Hotels, 11 were managed by subsidiaries of Starwood Hotels and Resorts Worldwide, Inc. ("Starwood") and three were managed by independent management companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- Investments in affiliates in which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method. All other investments in affiliates are carried at cost. Intercompany transactions are eliminated.

     Use of Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

     Inventories -- Inventories are stated at the lower of cost or market.

     Investment in Real Estate -- Hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of forty years for buildings and improvements and five to seven years for furniture, fixtures, and equipment.

     The carrying value of the property is periodically reviewed to determine if circumstances indicate an impairment in the carrying value of the investment or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, DJONT will prepare a projection of the undiscounted future cash flows, without interest charges, of the hotel and determine if the investment in the property is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will be made to the carrying value of the real estate based on discounted future cash flows. DJONT does not believe that there are any factors or circumstances indicating impairment of any of its investment in real estate.

                            DJONT OPERATIONS, L.L.C.

     Revenue Recognition -- Revenue is recognized as earned. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable which is estimated to be uncollectible. Such losses have been within management's expectations.

     Income Taxes -- At December 31, 2000, DJONT was a limited liability company which is taxed for federal income tax purposes as a partnership and, accordingly, all taxable income or loss flows through to the shareholders.

3. COMMITMENTS AND RELATED PARTY TRANSACTIONS

     The Percentage Lease expense is based on a percentage of room and suite revenues, food and beverage revenues, and food and beverage rents of the Hotels. Both the base rent and the threshold room and suite revenue in each lease computation is subject to adjustments in the Consumer Price Index ("CPI"). The adjustment is calculated at the beginning of each calendar year for the hotels acquired prior to July of the previous year. The adjustment in any lease year may not exceed 7%. The CPI adjustments made in January 2001, 2000 and 1999 were 1.05%, 0.55% and 0.55%, respectively.

     Other than real estate and personal property taxes, casualty insurance, capital improvements and maintenance of underground utilities and structural elements, which are obligations of the Operating Partnership, the Percentage Leases require DJONT to pay rent, liability insurance premiums, operating costs, utilities and other charges incurred in the operation of the leased hotels.

     DJONT typically pays a franchise fee ranging from 4% to 5% of suite revenue, and marketing and reservation fees ranging from 1% to 3.5% of room and suite revenue. In the cases where there is not a separate franchise agreement, the right to use the brand name is included in the management agreement. Base management fees typically range from 2% to 3% of applicable hotel revenues. Incentive management fees are based upon the hotel's net income before overhead and typically range from 50% to 100% subject to a maximum annual payment of between 2% and 3% of total revenues. In many cases managers and franchisors have agreed to subordinate all or a portion of their fees at a specific hotel or group of hotels either for a set period of time, or until the hotel or group of hotels provides a predetermined return to the Lessee, or both.

     DJONT shares the executive offices and certain employees with FelCor and FelCor, Inc., and each company bears its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones and depreciation of office furniture, fixtures and equipment. Such allocation of shared expenses is approved by a majority of FelCor's independent directors. During 2000, 1999 and 1998, DJONT paid approximately $752,000 (approximately 10%), $660,000 (approximately 10%) and $1.6 million (approximately 37%), respectively, of the allocable expenses under this agreement.

4. GAIN ON SALE OF ASSETS

     DJONT holds 3% equity interest and 100% voting interest in Kingston Plantation Development Corporation ("KPDC") and records the results of its operations on a consolidated basis. During 2000, an entity in which KPDC owns a 50% equity interest completed the construction and sale of 200 condominium units adjacent to the Embassy Suites hotel -- Myrtle Beach at Kingston Plantation, SC. DJONT has included in total revenue a $3.9 million gain on the sale of the condominiums by the venture. KPDC's 97% non-voting interest is shown as minority interest expense. KPDC distributed $4.2 million to its shareholders during the quarter, of which $126,000 represented DJONT's 3% equity interest.

                            DJONT OPERATIONS, L.L.C.

5. DEBT

     DJONT has reflected as a liability, a mortgage note, dated November 24, 1998, from a wholly-owned subsidiary of KPDC payable to FelCor Lodging Limited Partnership. The note bears a fixed interest rate of 8% per annum with a 30 year amortization and matures on December 31, 2004.

     The indebtedness is collateralized by a Mortgage and Assignment of Leases and Rents with respect to the New Orleans Embassy Suites Hotel Annex. Future scheduled principal payments on the debt are as follows (in thousands):

2001.......................................................   $   71
2002.......................................................       77
2003.......................................................       83
2004.......................................................    7,464
                                                              ------
                                                              $7,695
                                                              ======

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2000. Considerable judgement is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Management estimates the fair value of accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; and the borrowing under the mortgage note approximates carrying value because it accrues interest at a fixed rate which approximates market rates.

7. SUPPLEMENTAL CASH FLOW DISCLOSURE

     DJONT recorded certain real estate and assumed certain liabilities in connection with its investment in KPDC in 1999. The assets and liabilities, related to KPDC and recorded at December 31, 1999, are as follows (in thousands):

Investment in real estate.................................   $11,436
Other assets acquired.....................................     1,458
                                                             -------
                                                             $12,894
                                                             =======
Liabilities assumed.......................................   $ 7,781
Minority interest contribution............................     5,113
                                                             -------
                                                             $12,894
                                                             =======

     During 2000, KPDC's unconsolidated subsidiary distributed land with a carrying value of $342,000 to the minority interest holder. Accordingly, KPDC has reduced its investment in the joint venture and reduced minority interest by the corresponding amount.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder
Bristol Hotels & Resorts Tenant Companies

     We have audited the accompanying combined balance sheet of Bristol Hotels & Resorts Tenant Companies (the "Company") as of December 31, 2000, and the related combined statements of operations, stockholder's equity, and cash flows for the nine months ended December 31, 2000. We have also audited the combined statements of operations, stockholder's equity, and cash flows for the three months ended March 31, 2000 (Predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000, and the results of its operations and its cash flows for the nine months ended December 31, 2000 and for the three months ended March 31, 2000 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

                                            Deloitte & Touche LLP

March 30, 2001
Atlanta, GA

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

                             COMBINED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
                                  ASSETS


CURRENT ASSETS:
  Cash and cash equivalents.................................    $  3,494
  Accounts receivable -- Net of allowance of $1,067.........      36,214
  Inventory.................................................       6,628
  Prepaid rent..............................................      14,672
  Deferred tax..............................................       5,696
  Other current assets......................................       4,683
                                                                --------
          Total current assets..............................      71,387
INTANGIBLE ASSET -- Net of amortization of $5,735...........     124,265
DEFERRED INCOME TAX.........................................         354
                                                                --------
                                                                $196,006
                                                                ========

                   LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................    $ 26,725
  Accrued occupancy, sales and use tax......................       6,817
  Accrued rent..............................................      11,117
  Advance deposits..........................................       2,830
  Due to parent and affiliates..............................      17,509
                                                                --------
          Total current liabilities.........................      64,998
                                                                --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
  Common stock ($0.01 par value, 5,000 shares (issued and
     outstanding)...........................................          --
  Paid-in capital...........................................     129,324
  Retained earnings.........................................       1,684
                                                                --------
          Total stockholder's equity........................     131,008
                                                                --------
                                                                $196,006
                                                                ========

                  See notes to combined financial statements.

     On April 2, 2000, Bass PLC, through its wholly owned subsidiary Bass (U.S.A.), Inc. ("Bass"), acquired all of the outstanding shares of common stock of Bristol Hotels & Resorts. The purchase method of accounting was used to record assets acquired and liabilities assumed by Bass. As a result of the acquisition, purchase accounting, and certain costs of the Predecessor, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report results of operations, stockholder's equity and cash flows of these two separate entities.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                COMPANY             PREDECESSOR
                                                          -------------------   --------------------
                                                          FOR THE NINE MONTHS   FOR THE THREE MONTHS
                                                          ENDED DECEMBER 31,      ENDED MARCH 31,
                                                                 2000                   2000
                                                          -------------------   --------------------
REVENUE
  Rooms.................................................       $461,978               $143,952
  Food and beverage.....................................        115,176                 36,645
  Other.................................................         27,657                  4,000
                                                               --------               --------
          Total revenue.................................        604,811                184,597
OPERATING COSTS AND EXPENSES
  Departmental expenses:
     Rooms..............................................        128,721                 40,241
     Food and beverage..................................         84,817                 26,454
     Other operating departments........................         11,216                  3,842
  Undistributed operating expenses:
     Administrative and general.........................         57,920                 21,159
     Marketing..........................................         42,377                 14,171
     Property occupancy costs...........................         70,338                 16,306
     Tenant lease expense...............................        199,338                 62,916
     Depreciation and amortization......................          5,735                    175
                                                               --------               --------
          Total operating costs and expenses............        600,462                185,264
                                                               --------               --------
OPERATING INCOME (LOSS).................................          4,349                   (667)
INTEREST INCOME.........................................            133                     35
                                                               --------               --------
INCOME (LOSS) BEFORE INCOME TAXES.......................          4,482                   (632)
INCOME TAX EXPENSE (BENEFIT)............................          2,798                   (267)
                                                               --------               --------
NET INCOME (LOSS).......................................       $  1,684               $   (365)
                                                               ========               ========

                  See notes to combined financial statements.

     On April 2, 2000, Bass PLC, through its wholly owned subsidiary Bass (USA), Inc. ("Bass"), acquired all of the outstanding shares of common stock of Bristol Hotels & Resorts. The purchase method of accounting was used to record assets acquired and liabilities assumed by Six Continents. As a result of the acquisition, purchase accounting, and certain costs of the Predecessor, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report results of operations, stockholder's equity and cash flows of these two separate entities.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                               CAPITAL IN                  TOTAL
                                                      COMMON   EXCESS OF    RETAINED   STOCKHOLDER'S
                                                      STOCK    PAR VALUE    EARNINGS      EQUITY
                                                      ------   ----------   --------   -------------
Predecessor:
  BALANCES at December 31, 1999.....................     --     $ 10,040     $1,105      $ 11,145
  Net (Loss)........................................                           (365)         (365)
                                                       ----     --------     ------      --------
  BALANCES at March 31, 2000........................     --     $ 10,040     $  740      $ 10,780
                                                       ====     ========     ======      ========
Company:
  Purchase of assets and assumption of
     liabilities....................................     --     $129,324     $   --      $129,324
  Net Income........................................     --                   1,684         1,684
                                                       ----     --------     ------      --------
  BALANCES at December 31, 2000.....................     --     $129,324     $1,684      $131,008
                                                       ====     ========     ======      ========

                  See notes to combined financial statements.

     On April 2, 2000, Bass PLC, through its wholly owned subsidiary Bass (USA), Inc. ("Bass"), acquired all of the outstanding shares of common stock of Bristol Hotels & Resorts. The purchase method of accounting was used to record assets acquired and liabilities assumed by Six Continents. As a result of the acquisition, purchase accounting, and certain costs of the Predecessor, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report results of operations, stockholder's equity and cash flows of these two separate entities.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                COMPANY       PREDECESSOR
                                                              ------------   -------------
                                                              FOR THE NINE   FOR THE THREE
                                                                 MONTHS         MONTHS
                                                                 ENDED           ENDED
                                                              DECEMBER 31,   TO MARCH 31,
                                                                  2000           2000
                                                              ------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................    $ 1,684         $  (365)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................      5,735             175
     Accounts receivable....................................      1,992          (5,611)
     Inventory..............................................       (473)           (257)
     Prepaid rent...........................................        958          (1,517)
     Deferred income tax....................................     (1,492)         (1,182)
     Other current assets...................................     (3,494)            (67)
     Other assets...........................................         --              10
     Accounts payable and accrued expenses..................     (5,319)          5,637
     Accrued sales and use tax..............................     (1,720)          2,211
     Accrued rent...........................................     (4,828)          7,464
     Advance deposits.......................................       (613)          1,007
     Due to parent and affiliates...........................      7,697          (7,449)
                                                                -------         -------
          Net cash provided by operating activities.........        127              56
                                                                -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Improvements to property and equipment....................         --            (687)
                                                                -------         -------
          Net cash used in investing activities.............         --            (687)
                                                                -------         -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        127            (631)
                                                                -------         -------
CASH AND CASH EQUIVALENTS, beginning of period..............      3,367           3,998
                                                                -------         -------
CASH AND CASH EQUIVALENTS, end of period....................    $ 3,494         $ 3,367
                                                                =======         =======

                  See notes to combined financial statements.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
  AS OF DECEMBER 31, 2000 AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND
                THREE MONTHS ENDED MARCH 31, 2000 (PREDECESSOR)

1. ORGANIZATION

     Bristol Hotel & Resorts Tenant Companies (the "Company" and "Predecessor"), represent five wholly owned subsidiaries of Bristol Hotels & Resorts (BH&R), a Delaware corporation, which operate as a single segment within the hospitality industry. On April 2, 2000, Bass PLC, through a subsidiary Bass (USA), Inc., completed the acquisition of the remaining outstanding 90.1% of ownership interest in BH&R for total consideration of $157 million. Together the Company accounts for the operations of 101 hotels and properties, operated pursuant to long term operating leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principals of Combination -- The accompanying combined financial statements include the accounts of the following five tenant companies: Bristol Hotel Tenant Company, Bristol Lodging Tenant Company, Bristol Hospitality Tenant Company, Bristol Salt Lake Tenant Company, and Bristol Hotel Tenant Company Canada. All significant intercompany accounts and transactions have been eliminated. The effects of the purchase transaction on April 2, 2000, mentioned above, have been reflected within the financial statements of the Company. Assets and liabilities assumed in the purchase were recorded at fair value as of March 31, 2000, the effective date of the transaction. Excess of the amount paid over working capital has been recorded as purchased operating leases.

     Cash and Cash Equivalents -- Cash and cash equivalents include unrestricted cash in banks and cash on hand. Liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

     Inventory -- Inventory, consisting primarily of food and beverage products as well as consumable supplies, is carried at the lower of cost or market. Cost is determined on the first-in, first-out basis.

     Prepaid Rent -- In accordance with property leases with FelCor Lodging Trust ("FelCor"), the Company must prepay each month's base rent on the last day of the prior month. At December 31, 2000, this amount was approximately $14.7 million.

     Intangible Asset -- The cost of purchased operating leases is being amortized on a straight-line basis over the remaining lives of the lease contracts, approximately 17 years.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported as assets and liabilities and contingent assets and liabilities in these financial statements. Actual results could differ from these estimates.

     Recognition of Revenue -- Revenue is recognized when services are rendered. Services are deemed to be rendered at the date upon which a guest occupies a room and/or utilizes the hotel's services.

     Long-Lived Assets -- The Company reviews long-lived assets used in operations and goodwill when indicators of impairment are present. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount.

     Income Taxes -- The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company adopted the provisions of SFAS 133 and the corresponding amendments under SFAS 138 on October 1, 2000. SFAS 133, as amended by SFAS 138, does not have a material impact on the Company's combined results of operations, financial position, or cash flows.

3. FELCOR LEASES

     Of the 101 hotels operated by the Company, 100 are subject to long-term operating leases with FelCor. The principal terms of the FelCor leases are summarized below, although certain terms vary from hotel to hotel.

     Term -- The leases are for initial terms of three to 15 years, with renewal options on the same terms for a total of 15 years. If a lease has been extended to 15 years, the Company may renew the lease for an additional five years at then current market rates.

     Rent -- The Company will pay rent equal to the greater of base rent or percentage rent (contingent rent). The percentage rent is based on specified percentages of various revenue streams. Those percentages will vary within the following ranges:

Room revenues:...........................  0% to 10% up to a first revenue breakpoint amount specified for each
                                           hotel, then 70% from such first
                                           breakpoint to the second revenue
                                           breakpoint, then 60% thereafter.
Food and beverage revenues:..............  5% to 25%
Other revenues:..........................  Varying percentages depending on the nature and source of such revenues.

     The base rent and the thresholds for computing percentage rent under the leases will be adjusted annually to reflect changes in the Consumer Price Index. Rent may be renegotiated if there are material changes in the markets in which the Company operates. Base rent paid for the nine months ended December 31, 2000 was $138.3 million and for the three months ended March 31, 2000 (Predecessor) was $43.3 million. The remaining tenant lease expense was percentage rent in excess of the base amount of $61.0 million and $19.6 million for the nine months ended December 31, 2000 and for the three months ended March 31, 2000 (Predecessor), respectively.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

     Future minimum (base) lease payment amounts at December 31, 2000 are as follows (in thousands):

2001.....................................................  $  188,065
2002.....................................................     193,707
2003.....................................................     199,518
2004.....................................................     196,081
2005.....................................................     195,318
Thereafter...............................................     694,067
                                                           ----------
                                                           $1,666,756
                                                           ==========

     Termination -- Upon the sale of a property to a third party, FelCor may terminate the lease. The Company would be entitled to damages upon any termination to which it did not consent consisting of a monthly payment equal to one-twelfth of 75% of the cash flow derived from the lease for the prior 12 months. The payment, for the majority of the assets, would be due for a period equal to the remainder of the lease term for the terminated lease. A lease may also be terminated by FelCor if the Company fails to satisfy certain performance targets, liquid net worth tests, defaults under a franchise agreement, or for other criteria. Either party may terminate upon a breach by the other party of the agreements under the lease.

     Insurance, Property Taxes, and Ground Leases -- FelCor will pay all real estate and personal property taxes (other than with respect to personal property of the Company), property insurance premiums, and ground lease payments on the leased hotels. The Company will pay for all liability insurance on the leased hotels, which includes extended coverage, comprehensive general public liability, and other insurance appropriate and customary for properties similar to the leased hotels.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following at December 31, 2000 (in thousands):

Accrued payroll...........................................   $12,805
Accrued utilities.........................................     2,666
Accrued franchise fees....................................     2,509
Trade accounts payable....................................       686
Other accrued expenses....................................     8,059
                                                             -------
                                                             $26,725
                                                             =======

5. RELATED PARTY TRANSACTIONS

     A subsidiary of BH&R maintains centralized disbursement and cash management systems, and from time to time may advance sums for payment of expenses on behalf of the Company prior to receiving reimbursement. This may result in amounts due to or from the Parent and affiliates. As of December 31, 2000, the Company owed BH&R and affiliates approximately $17.5 million.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

     A reconciliation of cash transferred to other BH&R subsidiaries and expenses paid on behalf of the company by other subsidiaries for the three and nine months ended March 31, 2000 (Predecessor) and December 31, 2000, respectively, follows (in thousands):

Due to parent and affiliates, December 31, 1999
  (Predecessor).........................................   $  12,755
Net cash transferred to other BH&R subsidiaries.........    (178,985)
Expenses paid on behalf of Company......................     171,536
                                                           ---------
Due to parent and affiliates, March 31, 2000
  (Predecessor).........................................       5,306
Net cash transferred to other BH&R subsidiaries.........    (606,801)
Expenses paid on behalf of Company......................     619,004
                                                           ---------
Due to parent and affiliates, December 31, 2000.........   $  17,509
                                                           =========

     A subsidiary of the BH&R provides management services for the leased properties. The fees are based on a percentage of revenues. The Company paid management fees for the nine months ended December 31, 2000 of $16.8 million for the three months ended March 31, 2000 (Predecessor) of $5.6 million. These amounts are included in property occupancy costs on the accompanying statements of operations.

     A subsidiary of BH&R owns its own proprietary hotel brands, Harvey Hotels and Bristol. Five properties operated by the Company operate hotels under these brands, and incurred royalty fees of $1.2 million for the nine months ended December 31, 2000 and $0.5 million for the three months ended March 31, 2000 (Predecessor). These amounts are included in rooms departmental expense on the accompanying statements of operations.

     The Company has entered into Franchise Agreements with Bass or its affiliates, that generally require the payment of franchise fees of 5% of room revenues. Amounts paid to Bass pursuant to franchise agreements and related marketing, reservation services, frequent guest programs, and royalty fee agreements were $37.4 million for the nine months ended December 31, 2000 and $11.3 million for the three months ended March 31, 2000 (Predecessor).

7. INCOME TAXES

     The Company files a consolidated federal income tax return with Bass, its ultimate U.S. parent company. The Company's income tax provision and related tax asset and liability accounts are computed as if the Company filed a separate income tax return. The Company's current federal tax liability is shown on the accompanying balance sheets as a component of the Payable to affiliated company balance. The state income tax receivable or liability is separately stated.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

     Significant components of the Company's deferred tax asset balance as of December 31, 2000 are (in thousands):

                                                               U.S.    CANADA   TOTAL
                                                              ------   ------   ------
Allowance for accounts receivable...........................  $  429            $  429
Accrued expenses............................................   2,050             2,050
Accrued reserves............................................   3,217             3,217
                                                              ------            ------
          Total current deferred tax assets.................   5,696             5,696
Depreciation................................................     635   $(281)      354
                                                              ------   -----    ------
          Total long-term deferred tax assets...............     635    (281)      354
                                                              ------   -----    ------
          Total deferred tax assets.........................  $6,331   $(281)   $6,050
                                                              ======   =====    ======

     Significant components of the provision (benefit) for income taxes for the nine months ended December 31, 2000 and the three months ended March 31, 2000 (Predecessor) are as follows (in thousands):

                                                         COMPANY           PREDECESSOR
                                                    -----------------   ------------------
                                                    NINE MONTHS ENDED   THREE MONTHS ENDED
                                                    DECEMBER 31, 2000     MARCH 31, 2000
                                                    -----------------   ------------------
Federal:
  Current.........................................       $ 3,216              $ 859
  Deferred........................................        (1,292)              (989)
State:
  Current.........................................           580                 56
  Deferred........................................          (222)              (170)
Canada:
  Current.........................................           494
  Deferred........................................            22                (23)
                                                         -------              -----
                                                         $ 2,798              $(267)
                                                         =======              =====

     A reconciliation between the income tax expense recognized in the Company's consolidated statement of operations and the income tax expense computed by applying the U.S. statutory federal income tax rate to earnings before income tax is as follows (in thousands):

                                                  COMPANY                         PREDECESSOR
                                       ------------------------------   -------------------------------
                                       NINE MONTHS ENDED                THREE MONTHS ENDED
                                       DECEMBER 31, 2000   PERCENTAGE     MARCH 31, 2000     PERCENTAGE
                                       -----------------   ----------   ------------------   ----------
Income tax expense at the U.S.
  federal statutory rate.............       $1,569            35.0%           $(221)            35.0%
Effect of non-deductible goodwill and
  other permanent differences........          902            20.1%              47             (7.4)%
State income taxes, net of federal
  benefit and permanent
  differences........................          148             3.3%             (10)             1.6%
Effect of higher Canadian tax
  rates..............................          179             4.0%             (83)            13.0%
                                            ------            ----            -----             ----
                                            $2,798            62.4%           $(267)            42.2%
                                            ======            ====            =====             ====

8. BENEFITS

     The Company offers a Profit Sharing Plan and Trust ("401(k) Plan") to certain employees. The 401(k) Plan is designed to be a qualified trust under
Section 401 of the Internal Revenue Code. Under

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES the 401(k) Plan, eligible employees are allowed to defer up to 16% of their income on a pretax basis through contributions to the 401(k) Plan; however, only the first 6% of pretax income is subject to matching by the Company. The Company automatically makes matching contributions of 50% of the employees' matchable contributions and may elect to make matching contributions of up to an additional 50% of the employees' matchable contributions subject to certain performance measures of the Company. Management of the Company decided not to contribute matching contributions for the nine months ended December 31, 2000. The Company provided for matching contributions for the three months ended March 31, 2000 (Predecessor) of $0.6 million.

9. COMMITMENTS AND CONTINGENCIES

     Substantially all of the Company's hotel properties are operated pursuant to franchise or license agreements ("Franchise Agreements"), primarily with Bass or its affiliates. The Company also operates hotels under franchise agreements with Marriott International, Inc. Hilton Hotels Corporation (formerly Promus Hotels, Inc.), Hawthorn Suites Franchising, Incorporated, and ITT Sheraton Corporation. The Franchise Agreements generally require the payment of a monthly royalty fee based on gross room revenue and various other fees associated with certain marketing or advertising and centralized reservation services, also generally based on gross room revenues. The Franchise Agreements have various durations through the year 2018, and generally may not be terminated without the payment of substantial fees. Franchise marketing and royalty fees of $3.6 million for the nine months ended December 31, 2000 and $1.1 million for the three months ended March 31, 2000 (Predecessor), were paid.

     The Franchise Agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels, which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage, and protection of trademarks. Compliance with such standards may from time to time require significant expenditures for capital improvements, which would be paid by the property owner.

     The Company is currently involved in certain guest and customer claims, employee wage claims, and other disputes arising in the ordinary course of business. In the opinion of management, the pending litigation will not have a materially adverse effect on the Company's financial position or results of operations.

11. FAIR VALUE

     The Company has estimated the fair value of its financial instruments at December 31, 2000, as required by Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are reasonable estimates of the fair values.

12. FOREIGN OPERATIONS

     As discussed in Note 1, all operations of the Company are part of the hospitality services industry and it currently reports as a single industry segment. Foreign operations were conducted in Canada in 2000. Revenues generated from Canadian operations were $32.1 million and $9.2 million for the nine months ended December 31, 2000 and three months ended March 31, 2000 (Predecessor), respectively. The Company did not allocate values for purchased operating leases to individual properties. Therefore, an amount related to purchased operating leases has not been disclosed for the Canadian properties.

                   BRISTOL HOTELS & RESORTS TENANT COMPANIES

13. SUBSEQUENT EVENTS

     The Company sold the leases and transferred the assets of 12 hotels maintained under operating leases to FelCor for consideration of 413,585 shares of FelCor common stock effective January 1, 2001. FelCor has entered into short-term management contracts with Bass to manage two of these 12 hotels. In addition, the Company has entered into an agreement with FelCor to sell the remaining 88 leases effective July 1, 2001. In consideration for the sale of such leases, FelCor will enter into long-term management agreements with Bass and issue 100 shares of FelCor common stock to Bass.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                JUNE 30,        DECEMBER 31,
                                                                  2001              2000
                                                              -------------   -----------------
                                                               (UNAUDITED)
                                            ASSETS

Investments in hotel properties.............................   $3,209,185        $3,193,730
Accumulated depreciation....................................     (342,051)         (287,229)
                                                               ----------        ----------
                                                                2,867,134         2,906,501
Cash and cash equivalents...................................       20,550               242
Accounts receivable, net....................................       57,040             2,833
Prepaid expenses and other..................................       15,765             2,767
Note receivable from OpCo...................................       36,000                --
Due from OpCo...............................................       10,893            22,221
Investments in and advances to affiliates...................       41,714            42,196
Restricted cash.............................................       20,201            19,918
Intangible assets, net of accumulated amortization of $6,205
  and $5,575................................................       15,684             9,822
                                                               ----------        ----------
                                                               $3,084,981        $3,006,500
                                                               ==========        ==========

                     LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued expenses and other liabilities....   $  126,870        $   72,197
Accrued interest............................................       44,352            28,365
Income taxes payable........................................        1,420               921
Distributions payable.......................................       24,245            24,581
Deferred income taxes.......................................        8,409             8,113
Interest rate swaps.........................................        7,110                --
Notes payable to MeriStar...................................      356,923           356,729
Mortgages and notes payable.................................    1,296,127         1,281,590
                                                               ----------        ----------
          Total liabilities.................................    1,865,456        $1,772,496
                                                               ----------        ----------
Minority interests..........................................        2,693             2,687
Redeemable OP units at redemption value.....................       99,898            88,545
Partners' capital -- common OP units 44,479,899 and
  44,403,034 issued and outstanding.........................    1,116,934         1,142,772
                                                               ----------        ----------
                                                               $3,084,981        $3,006,500
                                                               ==========        ==========

     See accompanying notes to condensed consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenue:
  Hotel operations:
    Rooms...................................................  $402,760   $     --
    Food and beverage.......................................   145,383         --
    Other operating departments.............................    46,005         --
  Participating lease revenue...............................    10,736    145,031
  Office rental and other revenues..........................     4,967      3,556
                                                              --------   --------
        Total revenue.......................................   609,851    148,587
                                                              --------   --------
Hotel operating expenses by department:
  Rooms.....................................................    92,287         --
  Food and beverage.........................................   103,890         --
  Other operating departments...............................    23,616         --
Office rental, parking and other operating expenses.........     1,625      1,343
Undistributed operating expenses:
  Administrative and general................................    88,055      4,150
  Property operating costs..................................    84,977         --
  Property taxes, insurance and other.......................    36,902     25,093
  Depreciation and amortization.............................    57,787     54,102
  Write down of investment in STS Hotel Net.................     2,112         --
  Swap termination costs....................................     9,297         --
  FelCor merger costs.......................................     3,789         --
  Cost to terminate leases with Prime Hospitality
    Corporation.............................................     1,315         --
                                                              --------   --------
        Total operating expenses............................   505,652     84,688
                                                              --------   --------
Net operating income........................................   104,199     63,899
Interest expense, net.......................................    60,261     58,417
                                                              --------   --------
Income before minority interests, income taxes, gain (loss)
  on sale of asset and extraordinary gain (loss)............    43,938      5,482
Minority interests..........................................         6         25
                                                              --------   --------
Income before income taxes, gain (loss) on sale of asset and
  extraordinary gain (loss).................................    43,932      5,457
Income tax expense..........................................     1,242         59
                                                              --------   --------
Income before gain (loss) on sale of asset and extraordinary
  gain (loss)...............................................    42,690      5,398
Gain (loss) on sale of asset, net of tax effect of ($19) and
  ($56).....................................................    (1,062)     3,439
Extraordinary gain (loss) on early extinguishments of debt,
  net of tax effect of ($17) and $50........................    (1,226)     3,400
                                                              --------   --------
Net income..................................................    40,402     12,237
Other comprehensive income (loss):
  Transition adjustment.....................................    (2,842)        --
  Foreign currency translation adjustment...................      (159)      (534)
  Change in fair value of cash flow hedges..................    (4,268)        --
                                                              --------   --------
Comprehensive income........................................  $ 33,133   $ 11,703
                                                              ========   ========
Net income applicable to common unitholders.................  $ 40,120   $ 11,955
                                                              ========   ========
Net income applicable to general partner common
  unitholder................................................  $ 36,887   $ 10,939
                                                              ========   ========
Net income applicable to third party limited partner common
  unitholders...............................................  $  3,233   $  1,016
                                                              ========   ========
Earnings per unit:
  Basic:
    Income before extraordinary gain (loss).................  $   0.85   $   0.16
    Extraordinary gain (loss)...............................     (0.03)      0.07
                                                              --------   --------
    Net income..............................................  $   0.82   $   0.23
                                                              ========   ========
  Diluted:
    Income before extraordinary gain (loss).................  $   0.83   $   0.16
    Extraordinary gain (loss)...............................     (0.02)      0.07
                                                              --------   --------
    Net income..............................................  $   0.81   $   0.23
                                                              ========   ========

     See accompanying notes to condensed consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

             CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
Balance at beginning of period..............................  $1,142,772     $1,203,518
Contributions...............................................       6,737         10,692
Contribution from general partner related to amortization of
  unearned stock-based compensation.........................       1,842            395
Repurchase of units.........................................      (3,280)       (42,003)
Allocations from redeemable OP units........................     (15,601)       (20,344)
Distributions...............................................     (48,387)       (52,669)
  Net income applicable to common unitholders...............      40,120         11,955
  Transition adjustment.....................................      (2,842)            --
  Foreign currency translation adjustment...................        (159)          (534)
  Change in fair value of cash flow hedges..................      (4,268)            --
                                                              ----------     ----------
Balance at end of period....................................  $1,116,934     $1,111,010
                                                              ==========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
Operating activities:
  Net income................................................   $  40,402      $  12,237
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      57,787         54,102
  Loss (gain) on sale of assets, before tax effect..........       1,081         (3,495)
  Write down of investment in STS Hotel Net.................       2,112             --
  Extraordinary loss (gain) on early extinguishment of debt,
     before tax effect......................................       1,243         (3,450)
  Minority interests........................................           6             24
  Amortization of stock based compensation..................       1,842            395
  Deferred income taxes.....................................         296             43
  Changes in operating assets and liabilities:
     Accounts receivable, net...............................      (7,007)        (3,638)
     Prepaid expenses and other.............................         502          8,295
     Due from OpCo..........................................      11,328        (11,449)
     Accounts payable, accrued expenses, accrued interest
      and other liabilities.................................       4,471         67,845
     Income taxes payable...................................         499           (238)
                                                               ---------      ---------
          Net cash provided by operating activities.........     114,562        120,671
                                                               ---------      ---------
Investing activities:
  Investment in hotel properties, net.......................     (23,782)       (61,243)
  Proceeds from disposition of assets.......................       7,274         24,148
  Hotel operating cash received in connection with lease
     conversions............................................       3,257             --
  Investments in and advances to affiliates, net............          --         (5,511)
  (Increase in) repayments of notes receivable..............     (36,000)        57,110
  Change in restricted cash.................................        (283)        (1,477)
                                                               ---------      ---------
          Net cash (used in) provided by investing
            activities......................................     (49,534)        13,027
                                                               ---------      ---------
Financing activities:
  Deferred financing costs..................................      (9,906)        (1,412)
  Proceeds from mortgages and notes payable.................     599,529        100,194
  Principal payments on mortgages and notes payable.........    (584,830)      (126,469)
  Repayments of MeriStar borrowings.........................          --        (14,556)
  Contributions from partners...............................       3,169          1,286
  Repurchase of units.......................................      (3,280)       (42,003)
  Distributions paid to partners............................     (49,685)       (52,669)
                                                               ---------      ---------
          Net cash used in financing activities.............     (45,003)      (135,629)
                                                               ---------      ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................         283            (22)
                                                               ---------      ---------
Net increase (decrease) in cash and cash equivalents........      20,308         (1,953)
Cash and cash equivalents, beginning of period..............         242          2,549
                                                               ---------      ---------
          Cash and cash equivalents, end of period..........   $  20,550      $     596
                                                               =========      =========

     See accompanying notes to condensed consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                   UNAUDITED
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION

     MeriStar Hospitality Operating Partnership, L.P. ("the Partnership") owns a portfolio of primarily upscale, full-service hotels in the United States and Canada. The portfolio is diversified by franchise and brand affiliations. As of June 30, 2001, the Partnership owned 113 hotels, with 28,877 rooms, 109 of which are leased by the Partnership's taxable subsidiaries and managed by MeriStar Hotels & Resorts, Inc., ("OpCo"). Four of the hotels are leased by affiliates of Prime Hospitality Corporation. During 2000, substantially all of the hotels were leased to and operated by OpCo.

     The Partnership was formed on August 3, 1998, as a result of the merger between CapStar Hotel Company ("CapStar") and American General Hospitality Corporation ("AGH") and the subsequent formation of MeriStar Hospitality Corporation ("MeriStar") , the merged entity. MeriStar, a real estate investment trust ("REIT") is the general partner and owns a one percent interest as of June 30, 2001. The limited partners are MeriStar LP, Inc., a wholly owned subsidiary of MeriStar, which held approximately a 90 percent interest as of June 30, 2001 and various third parties, which owned an aggregate interest of nine percent at June 30, 2001. Partners' capital includes the partnership interests of MeriStar and MeriStar LP, Inc. MeriStar held 483,202 and 484,591 common OP units as of June 30, 2001 and December 31, 2000, respectively. MeriStar LP, Inc. held 43,996,697 and 43,918,443 common OP units as of June 30, 2001 and December 31, 2000 respectively. Due to the redemption rights of the limited partnership units held by third parties, these units have been excluded from partner's capital and classified as Redeemable OP units and recorded at redemption value. At June 30, 2001 and December 31, 2000 there were 4,232,497 and 4,448,268 redeemable units outstanding.

     On January 1, 2001, changes to the federal tax laws governing real estate investment trusts, commonly know as the REIT Modernization Act, or RMA, became effective. The REIT Modernization Act permits the Partnership to create taxable REIT subsidiaries on or after January 1, 2001, which are subject to taxation similar to subchapter C corporations. Because of the RMA, the Partnership has created a number of these taxable REIT subsidiaries that are the lessees of its real property. The REIT Modernization Act prohibits the taxable REIT subsidiaries from engaging in the following activities:

     - they may not manage the properties themselves; they need to enter into "arms length" management agreements with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners,

     - they may not lease a property that contains gambling operations, and

     - they may not own a brand or franchise under which hotels are operated.

     The Partnership believes that establishing taxable REIT subsidiaries to lease the properties provides a more efficient alignment of and ability to capture the economic interest of property ownership. Under the prior lease structure with MeriStar Hotels, we received lease payments based on the revenues generated by the properties, but MeriStar Hotels operated the properties in order to maximize net operating income from the properties. This inconsistency could potentially result in the properties being operated in a way that did not maximize revenues. With the assignment of the leases for each of the 106 properties managed by MeriStar Hotels to the taxable REIT subsidiaries and the execution of the new management agreements, we gained the economic risks and rewards related to the properties that are usually associated with ownership of real estate, and property revenues become the basis for MeriStar Hotels' management fees.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Subsidiaries of OpCo assigned their participating leases to the wholly-owned taxable REIT subsidiaries as of January 1, 2001. In connection with the assignment, the taxable subsidiaries executed new management agreements with a subsidiary of OpCo to manage the hotels. Under these management agreements, the taxable subsidiaries pay a management fee to OpCo for each property. The taxable subsidiaries in turn make rental payments to the Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases. The transactions did not result in any cash consideration exchanged among the parties except in regard to the transfer of hotel operating assets and liabilities to the taxable subsidiaries. Under the new management agreements, the base management fee is 2.5% of total hotel revenue plus incentive payments, based on meeting performance thresholds, that could total up to 1.5% of total hotel revenue. The agreements have an initial term of 10 years with three renewal periods of five years each at the option of OpCo, subject to some exceptions. Because these leases have been assigned to the taxable subsidiaries, the Partnership now bears the operating risk associated with the hotels.

     On May 9, 2001, the Partnership and MeriStar entered into an agreement and Plan of Merger with FelCor Lodging Trust Incorporated ("FelCor") and its operating partnership. Under the merger agreement, a wholly-owned subsidiary of FelCor's operating partnership will merge with and into the Partnership, and MeriStar will merge with and into FelCor. Holders of MeriStar common stock will receive 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar's common stock. Holders of OP Units will receive $4.60 in cash and
0.784 FelCor operating partnership units. Class D Preferred OP Units will get Series D preferred units in FelCor operating partnership on a one for one basis. The merger agreement requires the approval of holders of a majority of MeriStar's outstanding shares of common stock and holders of a majority of the outstanding shares of common stock of FelCor. MeriStar currently expects the merger to close during the third quarter of 2001. The Partnership has incurred $3,789 of costs related to this merger through June 30, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These unaudited interim financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures that are normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information for the year ended December 31, 2000. Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

     In management's opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires a public entity to report selected information about operating segments in financial reports issued to shareholders. Based on the guidance provided in the standard, the Partnership has determined that its business is conducted in one reportable segment. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Revenues for Canadian operations totaled $11,583 and $3,178 for the six months ended June 30, 2001 and 2000.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin or SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 addresses lessor revenue recognition in interim periods related to rental agreements which provide for minimum rental payments, plus contingent rents based on the lessee's operations, such as a percentage of sales in excess of an annual specified revenue target. SAB No. 101 requires the deferral of contingent rental income until specified targets are met. This SAB relates only to the recognition of the lease revenue in interim periods for financial reporting purposes; it has no effect on the timing of rent payments under the leases. The effect of SAB No. 101 was to defer additional contingent rental income of $425 and $59,322 for the six months ended June 30, 2001 and 2000.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 137 which amended Statement of Financial Accounting Standard No. 133 to defer the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 138 which provides additional guidance and amendments to Statement of Financial Accounting Standard No. 133.

     The Partnership's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. The Partnership assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. The Partnership does not enter into derivative instruments for any purpose other than cash flow hedging purposes.

     The Partnership's interest rate swap agreements are considered to be a hedge against changes in the amount of future cash flows associated with the interest payments of the Partnership's variable rate debt obligations. Accordingly, the interest rate swap agreements are reflected at fair value in the Partnership's consolidated balance sheet as of June 30, 2001 and the related unrealized gains or losses on these contracts are recorded in partner's capital as a component of accumulated other comprehensive income.

     The Partnership recognized a transition adjustment of $2,842 as the fair value of these derivative instruments at January 1, 2001. The Partnership recorded a liability and corresponding charge to other comprehensive loss for this amount. As of June 30, 2001, the fair value of the Partnership's derivative instruments represents a liability of $7,110. The estimated net amount recorded in accumulated other comprehensive income expected to be reclassified to the statement of operations within the next six months is approximately $3,065.

     During June, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combinations," and No. 142 "Goodwill and other Intangible Assets". We are currently in the process of evaluating the effect these new standards will have on our financial statements.

3. NOTE RECEIVABLE FROM OPCO

     The Partnership may lend OpCo up to $50,000 for general corporate purposes pursuant to a revolving credit agreement. The interest rate on this credit agreement is 650 basis points over the 30-day London Interbank Offered Rate. As of June 30, 2001, $36,000 was outstanding under this revolving credit agreement.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

4. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                               JUNE 30,    DECEMBER 31,
                                                                 2001          2000
                                                              ----------   ------------
Senior Unsecured Notes......................................  $  498,367    $       --
Credit Facility.............................................     422,000       898,000
Secured Facility............................................     322,218       324,554
Mortgage Debt and Other.....................................      53,542        59,036
                                                              ----------    ----------
  Mortgages and Notes payable...............................  $1,296,127    $1,281,590
Notes payable to MeriStar...................................     356,923       356,729
                                                              ----------    ----------
                                                              $1,653,050    $1,638,319
                                                              ==========    ==========

     As of June 30, 2001, aggregate future maturities of the above obligations are as follows:

2001....................................................   $   19,697
2002....................................................       47,897
2003....................................................      313,589
2004....................................................      240,168
2005....................................................        9,265
Thereafter..............................................    1,022,434
                                                           ----------
                                                           $1,653,050
                                                           ==========

     On January 26, 2001, the Partnership sold $300,000 of 9.0% senior notes due 2008 and $200,000 of 9.13% senior notes due 2011. The notes are unsecured obligations of the Partnership. MeriStar, together with a number of the subsidiaries of the Partnership, guarantees payment of principal and interest on the notes on a senior unsecured basis. The net proceeds from the sale of $492,000 were used to repay amounts outstanding under the Credit Facility and to make payments to terminate some swap agreements that hedged variable interest rates of the loans that were repaid. The terminated swap agreements had notional amounts totaling $300,000. The Partnership recognized a loss of $9,297 to terminate these swap agreements. The repayments of term loans under the Credit Facility resulted in an extraordinary loss of $1,243 ($1,226, net of tax) from the write-off of deferred financing costs.

5. DISTRIBUTIONS PAYABLE

     On June 28, 2001, the Partnership declared a distribution for the three months ended June 30, 2001 of $0.505 per Common and Class B OP Unit and $0.5575 per Class C OP Unit. The distribution was paid on July 13, 2001.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

6. EARNINGS PER UNIT

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per unit ("EPU") computations for income before extraordinary gain (loss):

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Basic EPU Computation:
  Net income before extraordinary gain (loss)...............  $41,628   $ 8,837
  Distributions paid related to unvested restricted stock of
     MeriStar...............................................     (403)     (335)
  Preferred distributions...................................     (282)     (282)
                                                              -------   -------
  Income before extraordinary gain (loss) available to
     common unitholders.....................................   40,943     8,220
  Weighted average number of OP Units outstanding...........   48,383    50,269
                                                              -------   -------
  Basic EPU before extraordinary gain (loss)................  $  0.85   $  0.16
                                                              =======   =======
Diluted EPU Computation:
  Income before extraordinary gain (loss) available to
     common unitholders.....................................   40,943     8,220
  Preferred distributions...................................      282        --
  Interest on convertible debt of MeriStar..................    3,591        --
  Adjusted net income.......................................   44,816     8,220
  Weighted average number of OP units outstanding...........   48,383    50,269
  Stock options of MeriStar.................................      359       149
  Class D Preferred OP Units................................      392        --
  Convertible debt of MeriStar..............................    4,538        --
                                                              -------   -------
  Total weighted average number of diluted OP units
     outstanding............................................   53,672    50,418
                                                              -------   -------
  Diluted EPU before extraordinary gain (loss)..............  $  0.83   $  0.16
                                                              =======   =======

     The effects of Class D Preferred OP Units, convertible debt of MeriStar, and restricted stock of MeriStar were not included in the computation of EPU for periods in which their effect was anti-dilutive.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

7. SUPPLEMENTAL CASH FLOW INFORMATION

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
Cash paid for interest and income taxes:
  Interest, net of capitalized interest of $3,822 and
     $3,530, respectively...................................  $ 44,274   $59,471
  Income taxes..............................................       511       211
Non-cash investing and financing activities:
  Deferred purchase price...................................        --     8,000
  Redemption of redeemable OP Units.........................     2,845        24
  Operating assets received and liabilities assumed from
     lease conversions:
     Accounts receivable....................................    47,200        --
     Prepaid expenses and other.............................    13,500        --
     Furniture and fixtures.................................       315        --
     Accumulated depreciation...............................      (163)       --
     Investment in affiliates, net..........................     1,629        --
                                                              --------   -------
          Total operating assets received...................    62,481        --
                                                              ========   =======
     Accounts payable and accrued expenses..................   (65,706)       --
     Long-term debt.........................................       (32)       --
                                                              --------   -------
          Total liabilities assumed.........................   (65,738)       --
                                                              ========   =======

8. PARTICIPATING LEASE AGREEMENTS

     Changes to the federal tax laws governing REITs became effective on January 1, 2001. Under those changes, the Partnership created taxable REIT subsidiaries that lease the hotels the Partnership currently owns. The taxable subsidiaries are wholly-owned and are similar to a subchapter C corporation. Accordingly, as of January 1, 2001, OpCo assigned the participating leases to the taxable REIT subsidiaries and the taxable subsidiaries entered into management agreements with OpCo to manage the properties. Under these management agreements, the taxable REIT subsidiaries pay OpCo a management fee. The taxable REIT subsidiaries in turn make rental payments to the Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics and terms of the former leases.

     As of June 30, 2001, the Partnership leases four hotels to Prime Hospitality. These leases continue to have non-cancelable remaining terms ranging from 8 to 10 years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each percentage lease is the greater of base rent or percentage rent, as defined. Percentage rent applicable to room and food and beverage revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the United States Consumer Price Index. Percentage rent applicable to other revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. During interim reporting periods, the Partnership defers recognition of revenue for lease payments considered to be contingent until specified percentage rent thresholds are met.

     Total lease payments on the Prime Hospitality leases were $7,536 for the six months ended June 30, 2001. Total lease payment on all of the leases were $201,385 for the six months ended June 30, 2000.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

9. STOCK-BASED COMPENSATION

     As of March 31, 2001, MeriStar has granted 586,500 shares of MeriStar restricted stock to the Partnership's employees. This restricted stock vests ratably over a three-year or five-year period.

     On March 29, 2000, the Partnership granted 462,500 Profits-Only OP Units, or POPs, to some of the executive officers pursuant to the POPs Plan. The units vest ratably over three years based on achieving certain operating performance criteria and upon the occurrence of certain other events. The Profits-Only OP Units are subject to variable plan accounting.

     On April 16, 2001, the Partnership granted 350,000 POPs to some of our executives pursuant to our POPs plan. The units vest ratably over three years and upon the occurrence of certain other events.

10. ACQUISITIONS AND DISPOSITIONS

     On March 21, 2001, the Partnership sold one hotel and received proceeds of $7,274. The sale resulted in a loss of $1,081 ($1,062, net of tax).

     On May 2, 2001, the Partnership terminated the leases of four hotels from affiliates of Prime Hospitality Corporation for a total cost of $1,315. Concurrently, the Partnership signed long-term management agreements with MeriStar Hotels for these properties.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

11. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Partnership's wholly-owned subsidiaries, together with the Partnership, are guarantors of debt. The following tables present consolidating information for the guarantor subsidiaries:

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2001

                                       MERISTAR                        NON-
                                      HOSPITALITY    GUARANTOR      GUARANTOR                       TOTAL
                                       OP, L.P.     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      -----------   ------------   ------------   ------------   ------------
ASSETS

Investments in hotel properties,
  net...............................  $    7,864     $1,401,820     $1,457,450    $        --     $2,867,134
Cash and cash equivalents...........      20,550             --             --             --         20,550
Accounts receivable, net............         691          1,955         54,394             --         57,040
Prepaid expenses and other..........       1,124            587         14,054             --         15,765
Notes receivable....................     123,423             --             --        (87,423)        36,000
Due from OpCo.......................     (18,407)        (3,357)        32,657             --         10,893
Due from subsidiaries...............    (192,998)       262,116        (69,118)            --             --
Investments in and advances to
  affiliates........................   2,635,521         58,911         10,116     (2,662,834)        41,714
Restricted cash.....................      13,872             --          6,329             --         20,201
Intangible assets, net..............      13,700          1,149            835             --         15,684
                                      ----------     ----------     ----------    -----------     ----------
                                      $2,605,340     $1,723,181     $1,506,717    $(2,750,257)    $3,084,981
                                      ==========     ==========     ==========    ===========     ==========

                            LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued expenses
  and other liabilities.............  $   29,497     $   20,260     $   77,113    $        --     $  126,870
Accrued interest....................      39,983             27          4,342             --         44,352
Income taxes payable................       1,420             --             --             --          1,420
Distributions payable...............      24,245             --             --             --         24,245
Deferred income taxes...............       8,409             --             --             --          8,409
Interest rate swaps.................       7,110             --             --             --          7,110
Notes payable to MeriStar...........     356,923             --             --             --        356,923
Mortgages and notes payable.........     920,921         87,484        375,145        (87,423)     1,296,127
                                      ----------     ----------     ----------    -----------     ----------
          Total liabilities.........   1,388,508        107,771        456,600        (87,423)     1,865,456
Minority interests..................          --          2,693             --             --          2,693
Redeemable OP units at redemption
  value.............................      99,898             --             --             --         99,898
Partners' capital...................   1,116,934      1,612,717      1,050,117     (2,662,834)     1,116,934
                                      ----------     ----------     ----------    -----------     ----------
                                      $2,605,340     $1,723,181     $1,506,717    $(2,750,257)    $3,084,981
                                      ==========     ==========     ==========    ===========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                            MERISTAR                        NON-
                                           HOSPITALITY    GUARANTOR      GUARANTOR                       TOTAL
                                            OP, L.P.     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                           -----------   ------------   ------------   ------------   ------------
Revenue:
  Hotel operations:
     Rooms...............................   $     --       $     --       $402,760      $      --       $402,760
     Food and beverage...................         --             --        145,383             --        145,383
     Other operating departments.........         --             --         46,005             --         46,005
  Participating lease revenue............      1,237         90,616         96,414       (177,531)        10,736
  Office rental, parking and other
     revenue.............................      1,963            153          2,851             --          4,967
                                            --------       --------       --------      ---------       --------
          Total revenue..................      3,200         90,769        693,413       (177,531)       609,851
  Hotel operating expenses by department:
     Rooms...............................         --             --         92,287             --         92,287
     Food and beverage...................         --             --        103,890                       103,890
     Other operating departments.........         --             --         23,616             --         23,616
  Office rental, parking and other
     operating expenses..................         --            111          1,514             --          1,625
  Undistributed operating expenses:
     Administrative and general..........      2,350            318         85,387             --         88,055
     Property operating costs............         --            352         84,625             --         84,997
     Property taxes, insurance and
       other.............................      2,787          8,267        203,379       (177,531)        36,902
     Depreciation and amortization.......      3,431         27,154         27,202             --         57,787
     Write down of investment in STS
       Hotel Net.........................      2,112             --             --             --          2,112
     Swap termination costs..............      9,297             --             --             --          9,297
     FelCor merger costs.................      3,789             --             --             --          3,789
     Cost to terminate leases with Prime
       Hospitality Corporation...........      1,315             --             --             --          1,315
                                            --------       --------       --------      ---------       --------
          Total operating expenses.......     25,081         36,202        621,900       (177,531)       505,652
                                            --------       --------       --------      ---------       --------
Net operating income (loss)..............    (21,881)        54,567         71,513             --        104,199
Interest expense, net....................     44,322          2,583         13,356             --         60,261
Equity in income from consolidated
  entities...............................    109,073             --             --       (109,073)            --
                                            --------       --------       --------      ---------       --------
Income before minority interests, income
  taxes, loss on sale of assets and
  extraordinary loss.....................     42,870         51,984         58,157       (109,073)        43,938
Minority interests.......................         --              6             --             --              6
                                            --------       --------       --------      ---------       --------
Income before income taxes, loss on sale
  of assets and extraordinary loss.......     42,870         51,978         58,157       (109,073)        43,932
Income taxes.............................      1,242             --             --                         1,242
                                            --------       --------       --------      ---------       --------
Income before loss on sale of assets and
  extraordinary loss.....................     41,628         51,978         58,157       (109,073)        42,690
Loss on sale of assets, net..............         --         (1,062)            --             --         (1,062)
Extraordinary loss on early
  extinguishment of debt, net of tax
  effect.................................     (1,226)            --             --             --         (1,226)
                                            --------       --------       --------      ---------       --------
Net income...............................   $ 40,402       $ 50,916       $ 58,157      $(109,073)      $ 40,402
                                            ========       ========       ========      =========       ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                          MERISTAR                        NON-
                                         HOSPITALITY    GUARANTOR      GUARANTOR                       TOTAL
                                          OP, L.P.     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                         -----------   ------------   ------------   ------------   ------------
Cash flows provided by (used in)
  operating activities.................   $(164,661)     $  8,714      $ 270,509      $      --       $114,562
Cash flows provided by (used in)
  investing activities.................     218,243         7,274         72,488       (347,539)       (49,534)
Cash flows provided by (used in)
  financing activities.................     (33,274)      (16,271)      (342,997)       347,539        (45,003)
Effect of exchange rate changes on cash
  and cash equivalents.................          --           283             --             --            283
                                          ---------      --------      ---------      ---------       --------
Change in cash and cash equivalents....      20,308            --             --             --         20,308
Cash and cash equivalents, beginning of
  year.................................         242            --             --             --            242
                                          ---------      --------      ---------      ---------       --------
Cash and cash equivalents, end of
  year.................................   $  20,550      $     --      $      --      $      --       $ 20,550
                                          =========      ========      =========      =========       ========

12. RECENT DEVELOPMENTS

     On May 9, 2001, the Partnership and MeriStar entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated ("FelCor")and its operating partnership. Under the merger agreement, a wholly-owned subsidiary of FelCor's operating partnership will merge with and into the Partnership, and MeriStar will merge with and into FelCor. Holders of MeriStar common stock will receive 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar's common stock. Holders of OP Units will receive $4.60 in cash and
0.784 of FelCor Operating Partnership Units. Class D Preferred OP Units will get Series D preferred Units in FelCor Operating Partnership on a one for one basis. The merger agreement requires the approval of holders of a majority of MeriStar's outstanding shares of common stock and holders of a majority of the outstanding shares of common stock of FelCor. MeriStar currently expect the merger to close during the third quarter of 2001.

     FelCor has filed a registration statement on Form S-4 with the SEC in connection with the merger transaction. The registration statement has not yet been declared effective. The Form S-4 contains a prospectus, a proxy statement, and other documents for MeriStar's stockholder meeting and that of FelCor, at which time the proposed transaction will be considered. MeriStar and FelCor plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders after the registration statement is declared effective by the SEC. The Form S-4, proxy statement and prospectus will contain important information about MeriStar, FelCor, the merger and related matters. Investors and stockholders should read the Form S-4, proxy statement and the prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. For more information regarding the persons participating in the solicitation and their interest in the merger, please see MeriStar's Statement on Schedule 14A, filed on May 10, 2001.

                          INDEPENDENT AUDITORS' REPORT

The Partners
MeriStar Hospitality Operating Partnership, L.P.

     We have audited the accompanying consolidated balance sheets of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries (the "Partnership") as of December 31, 2000 and 1999 and the related consolidated statements of operations, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2000. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Washington, D.C.
May 30, 2001

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                             (DOLLARS IN THOUSANDS)

                                                                 2000          1999
                                                              ----------    ----------
                                        ASSETS

Investments in hotel properties.............................  $3,193,730    $3,118,723
Accumulated depreciation....................................    (287,229)     (182,430)
                                                              ----------    ----------
                                                               2,906,501     2,936,293
Cash and cash equivalents...................................         242         2,549
Accounts receivable, net....................................       2,833         1,328
Prepaid expenses and other..................................       2,767         9,137
Note receivable from Lessee.................................          --        57,110
Due from Lessee.............................................      22,221        11,476
Investments in and advances to affiliates...................      42,196        40,085
Restricted cash.............................................      19,918        17,188
Intangible assets, net of accumulated amortization of $5,575
  and $2,847................................................       9,822        10,930
                                                              ----------    ----------
                                                              $3,006,500    $3,086,096
                                                              ==========    ==========

                LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL


Accounts payable, accrued expenses and other liabilities....  $   72,197    $   55,866
Accrued interest............................................      28,365        31,380
Income taxes payable........................................         921           730
Distributions payable.......................................      24,581        26,263
Deferred income taxes.......................................       8,113         7,477
Notes payable to MeriStar...................................     356,729       374,541
Mortgages and notes payable.................................   1,281,590     1,302,230
                                                              ----------    ----------
          Total liabilities.................................   1,772,496     1,798,487
                                                              ----------    ----------
Minority interests..........................................       2,687         2,690
Redeemable OP units at redemption value.....................      88,545        81,401
Partners' capital -- Common OP units, 44,403,034 and
  47,256,468 issued and outstanding.........................   1,142,772     1,203,518
                                                              ----------    ----------
                                                              $3,006,500    $3,086,096
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                               2000        1999        1998
                                                             --------    --------    --------
Revenue:
  Participating lease revenue..............................  $391,729    $368,012    $135,994
  Hotel operations:
     Rooms.................................................        --          --     275,610
     Food and beverage.....................................        --          --      85,374
     Other operating departments...........................        --          --      19,496
  Office rental, parking and other revenue.................     8,956       6,808       5,557
                                                             --------    --------    --------
          Total revenue....................................   400,685     374,820     522,031
                                                             --------    --------    --------
  Hotel operating expenses by department:
     Rooms.................................................        --          --      65,048
     Food and beverage.....................................        --          --      67,493
     Other operating departments...........................        --          --       9,975
  Office rental, parking and other operating expenses......     2,731       1,964       2,713
  Undistributed operating expenses:
     Administrative and general............................     9,445       5,735      52,213
     Property operating costs..............................        --          --      58,611
     Property taxes, insurance and other...................    47,481      47,027      29,240
     Lease expense.........................................        --          --      34,641
     Depreciation and amortization.........................   110,688     101,795      58,842
     Spin-off costs........................................        --          --       7,345
                                                             --------    --------    --------
          Total operating expenses.........................   170,345     156,521     386,121
                                                             --------    --------    --------
Net operating income.......................................   230,340     218,299     135,910
Interest expense, net......................................   117,524     100,387      50,492
                                                             --------    --------    --------
Income before minority interests, income taxes, gain on
  sale of assets, and extraordinary gain (loss)............   112,816     117,912      85,418
Minority interests.........................................        (3)         24      (2,185)
                                                             --------    --------    --------
Income before income taxes, gain on sale of assets, and
  extraordinary gain (loss)................................   112,819     117,888      87,603
Income taxes...............................................     1,622       1,681       1,299
                                                             --------    --------    --------
Income before gain on sale of assets and extraordinary gain
  (loss)...................................................   111,197     116,207      86,304
Gain on sale of assets, net of tax effect of $56...........     3,439          --          --
Extraordinary gain (loss) on early extinguishment of debt,
  net of tax effect of $50 in 2000, ($74) in 1999, and
  ($207) in 1998...........................................     3,400      (4,551)     (1,238)
                                                             --------    --------    --------
Net income.................................................   118,036     111,656      85,066
Preferred distributions....................................      (565)       (565)       (650)
                                                             --------    --------    --------
Net income available to common unitholders.................  $117,471    $111,091    $ 84,416
                                                             ========    ========    ========
     Net income applicable to general partner common
       unitholder..........................................   107,638     101,345      77,225
                                                             ========    ========    ========
     Net income applicable to third party limited partner
       common unitholders..................................     9,833       9,746       7,191
                                                             ========    ========    ========
Earnings per unit:
  Basic:
     Income before extraordinary gain......................  $   2.25    $   2.22    $   2.38
     Extraordinary gain (loss).............................      0.07       (0.09)      (0.03)
                                                             --------    --------    --------
     Net income............................................  $   2.32    $   2.13    $   2.35
  Diluted:
     Income before extraordinary gain......................  $   2.18    $   2.15    $   2.25
     Extraordinary gain (loss).............................      0.06       (0.08)      (0.03)
                                                             --------    --------    --------
     Net income............................................  $   2.24    $   2.07    $   2.22
                                                             ========    ========    ========

          See accompanying notes to consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

Balance, January 1, 1998....................................   $  396,838
Contributions...............................................      777,862
Allocation from redeemable OP units.........................       12,234
Distributions...............................................      (97,170)
  Net income available to common unitholders................       84,416
  Foreign currency translation adjustment...................       (3,960)
                                                               ----------
Comprehensive income........................................       80,456
                                                               ----------
Balance, December 31, 1998..................................    1,170,220
Contributions...............................................       33,459
Distributions...............................................     (117,885)
Allocation from redeemable OP units.........................       11,645
Repurchase of OP units......................................       (6,252)
  Net income available to common unitholders................      111,091
  Foreign currency translation adjustment...................        1,240
                                                               ----------
Comprehensive income........................................      112,331
                                                               ----------
Balance, December 31, 1999..................................    1,203,518
Contributions...............................................        9,872
Distributions...............................................     (101,730)
Allocation from redeemable OP units.........................      (14,957)
Repurchase of OP units......................................      (73,638)
Contribution from general partner related to amortization of
  stock-based compensation..................................        3,070
  Net income available to common unitholders................      117,471
  Foreign currency translation adjustment...................         (834)
                                                               ----------
Comprehensive income........................................      116,637
                                                               ----------
Balance, December 31, 2000..................................   $1,142,772
                                                               ==========

        See accompanying notes to the consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                              2000        1999         1998
                                                            ---------   ---------   ----------
Operating activities:
  Net income..............................................  $ 118,036   $ 111,656   $   85,066
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................    110,688     101,795       58,842
     Gain on assets sold, before tax effect...............     (3,495)         --
     Extraordinary (gain)loss on early extinguishment of
       debt, before tax effect............................     (3,450)      4,625        1,445
     Minority interests...................................         (3)         24       (2,185)
     Non-cash spin-off costs..............................         --          --        3,205
     Amortization of stock based compensation.............      3,070          --           --
     Deferred income taxes................................        636         715         (270)
     Changes in operating assets and liabilities:
       Accounts receivable, net...........................     (1,505)      1,716       29,673
       Prepaid expenses and other.........................      6,370      (5,262)      24,760
       Due from Lessee....................................    (10,745)     (4,039)      (7,437)
       Accounts payable, accrued expenses, accrued
          interest and other liabilities..................      4,295      16,098       (5,485)
       Income taxes payable...............................        191       1,001         (723)
                                                            ---------   ---------   ----------
          Net cash provided by operating activities.......    224,088     228,329      186,891
                                                            ---------   ---------   ----------
Investing activities:
  Investment in hotel properties, net.....................    (90,703)   (170,063)    (701,710)
  Proceeds from disposition of assets.....................     24,148       8,900           --
  Purchases of intangible assets..........................         --          --       (5,584)
  Investments in and advances to affiliates, net..........     (2,111)    (31,298)      (2,320)
  Purchases of minority interests.........................         --         (72)         (44)
  Repayments of notes receivable..........................     57,110       9,890      (67,000)
  Change in restricted cash...............................     (2,730)     (5,309)      (8,847)
                                                            ---------   ---------   ----------
          Net cash used in investing activities...........    (14,286)   (187,952)    (785,505)
                                                            ---------   ---------   ----------
Financing activities:
  Deferred financing costs................................     (1,615)     (6,005)          --
  Proceeds from mortgages and notes payable...............    179,388     429,636    1,407,261
  Principal payments on mortgages and notes payable.......   (200,028)   (407,432)    (821,051)
  Borrowings from MeriStar................................         --      55,000           --
  Repayments to MeriStar on borrowings....................    (14,362)     (2,785)          --
  Repurchase of units.....................................    (73,638)     (6,252)          --
  Contributions from partners.............................      1,356       2,249        1,870
  Distributions paid to partners..........................   (103,274)   (106,359)     (67,623)
                                                            ---------   ---------   ----------
          Net cash (used in) provided by financing
            activities....................................   (212,173)    (41,948)     520,457
                                                            ---------   ---------   ----------
Effect of exchange rate changes on cash and cash
  equivalents.............................................         64         (53)         204
Net decrease in cash and cash equivalents.................     (2,307)     (1,624)     (77,953)
          Cash and cash equivalents, beginning of year....      2,549       4,173       82,126
                                                            ---------   ---------   ----------
          Cash and cash equivalents, end of year..........  $     242   $   2,549   $    4,173
                                                            =========   =========   ==========

          See accompanying notes to consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION

     MeriStar Hospitality Operating Partnership, L.P. (the "Partnership") owns a portfolio of primarily upscale, full-service hotels, diversified by franchise and brand affiliations, in the United States and Canada. Substantially all of the Partnership's hotels are leased to and operated by MeriStar Hotel & Resorts, Inc. ("OpCo"), an affiliated entity. As of December 31, 2000, the Partnership owned 114 hotels with 29,090 rooms, 106 of which are leased and operated by OpCo.

     The Partnership was formed on August 3, 1998, as a result of the merger ("the Merger") between CapStar Hotel Company ("CapStar") and American General Hospitality Corporation ("AGH") and the subsequent formation of MeriStar Hospitality Corporation ("MeriStar"), the merged entity. MeriStar, a real estate investment trust ("REIT") is the general partner and owns a one percent interest as of December 31, 2000. The limited partners are MeriStar LP, Inc., a wholly owned subsidiary of MeriStar, which held approximately a 90 percent interest as of December 31, 2000 and various third parties, which owned an aggregate interest of nine percent at December 31, 2000. Partners' capital includes the partnership interests of MeriStar and MeriStar LP, Inc. MeriStar held 484,591 and 518,009 common OP units as of December 31, 2000 and 1999, respectively. MeriStar LP, Inc. held 43,918,443 and 46,738,459 common OP units as of December 31, 2000 and 1999, respectively. Due to the redemption rights of the limited partnership units held by third parties, these units have been excluded from partners' capital and classified as Redeemable OP units and recorded at redemption value.

     In order for MeriStar to maintain its tax status as a REIT, the Partnership has not been permitted to engage in the operations of its hotel properties. To comply with this requirement, the Partnership has leased all of its real property to third-party lessee/managers -- OpCo and Prime Hospitality Corporation.

     On January 1, 2001, the REIT Modernization Act (the "RMA") became law. The RMA permits the Partnership to create wholly-owned taxable REIT subsidiaries (the "TRS") on or after January 1, 2001, which will be subject to taxation similar to a subchapter C-Corporation. A TRS will be allowed to lease the real property owned by the Partnership. Also, the RMA prohibits a TRS from engaging in certain activities. First, a TRS may not manage the properties itself; it will need to enter into an "arms length" management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners. Second, a TRS may not lease a property that contains gambling operations. Third, a TRS may not own a brand or franchise. The Partnership believes that establishing these taxable REIT subsidiaries to lease its properties will provide a more efficient alignment of and ability to capture the economic interests of property ownership.

     Until January 1, 2001, the Partnership leased 106 hotels to OpCo. Each of the leases was a 12-year participating lease under which OpCo paid the Partnership a fixed base rent plus participating rent based on a percentage of hotel revenues. Because of the RMA, the Partnership has created a number of taxable REIT subsidiaries. The Partnership and OpCo have also agreed to assign the leases for the 106 hotels to these taxable REIT subsidiaries. The new management agreements have been structured to mirror the current economics of the existing leases. The transactions did not result in any cash consideration exchanged among the parties. Under the new management agreements, the base management fee is 2.5 percent of total hotel operating revenue with incentives up to an additional 1.5 percent of total revenue if certain operating thresholds are achieved. The agreements have an initial term of 10 years with three renewal periods of five years each at OpCo's option, subject to some exceptions. Because of these changes, the Partnership now bears the operating risk associated with its properties.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Partnership and all of its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Investments in unconsolidated joint ventures and affiliated companies in which the Partnership holds a voting interest of 50% or less and exercises significant influence are accounted for using the equity method. The Partnership uses the cost method to account for its investment in entities in which it does not have the ability to exercise significant influence.

     Cash Equivalents and Restricted Cash -- The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash represents amounts required to be maintained in escrow under certain of the Partnership's credit facilities.

     Investments in Hotel Properties -- Investments in hotel properties are recorded at cost, which includes the allocated purchase price for hotel acquisitions, or at fair value at the time of contribution for contributed property. Property and equipment balances are depreciated using the straight-line method over lives ranging from five to 40 years. For the years ended December 31, 2000, 1999 and 1998, the Partnership capitalized interest of $8,613, $12,540, and $5,182, respectively. Properties held for sale are carried at the lower of their carrying values or estimated fair values less costs to sell. Depreciation of these properties is discontinued when an operating property is classified as held for sale. Properties held for sale are not material and, therefore, are included in investments in hotel properties.

     Intangible Assets -- Intangible assets consist primarily of deferred financing fees. These deferred fees are amortized on a straight-line basis over the lives of the related borrowings for up to 10 years. Total accumulated amortization at December 31, 2000 and 1999 was $5,575 and $2,847, respectively. In 1999 and 1998, the Partnership recognized extraordinary losses of $4,551 and $1,238 (net of tax effect of $74 and $207), respectively, due to the write-off of unamortized deferred financing fees in conjunction with refinancing certain credit facilities.

     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of -- The carrying values of long-lived assets, which include property and equipment and all intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. If the analysis indicates that the carrying value is not recoverable from future cash flows, the long-lived asset is written down to estimated fair value and an impairment loss is recognized. No impairment losses were recorded during 2000, 1999 or 1998.

     Income Taxes -- No provision for federal income taxes has been reflected in the financial statements because all taxable income or loss, or tax credits are passed through to the partners. The Partnership is subject to state, local and foreign taxes in certain jurisdictions.

     Foreign Currency Translation -- Results of operations for the Partnership's Canadian hotels are maintained in Canadian dollars and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income.

     Revenue Recognition -- Prior to the Merger, revenue was earned through the operations and management of the hotel properties and was recognized when earned. Subsequent to the Merger, the Partnership earns participating lease revenue. Participating lease revenue represents lease payments from lessees pursuant to participating lease agreements. Office, retail and parking rental is generally recognized on a straight-line basis over the terms of the respective leases.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Participating Lease Agreements -- The Partnership's participating leases have non-cancelable remaining terms ranging from 8 to 10 years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each percentage lease is the greater of base rent or percentage rent, as defined. Percentage rent applicable to room and food and beverage revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the United States Consumer Price Index. Percentage rent applicable to other revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. During interim reporting periods, the Partnership defers recognition of revenue for lease payments considered to be contingent until specified percentage rent thresholds are met.

     Changes to the federal tax laws governing REITs were enacted in 1999 and became effective on January 1, 2001. Under those changes, the Partnership is permitted to create subsidiaries that lease the property the Partnership currently owns and are taxable, similar to a subchapter C-Corporation. The Partnership's taxable REIT subsidiaries are wholly-owned. Accordingly, the Partnership and OpCo assigned the participating leases to the taxable REIT subsidiaries and the taxable REIT subsidiaries entered into management agreements with OpCo to manage the Partnership's properties. Under these management agreements, the taxable subsidiaries pay OpCo a management fee. The taxable REIT subsidiaries in turn make rental payments to the Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases.

     Financial Instruments -- From time to time the Partnership enters into swap and collar agreements that are designated as, and are effective as, hedges against the impact of interest rate fluctuation on certain of the Partnership's existing and probable future long-term debt instruments. Because these agreements qualify for hedge accounting treatment, any gains or losses are recognized as adjustments to interest expense over the lives of the underlying debt instruments. For hedge agreements associated with anticipated future debt instruments, gains or losses are deferred until those debt instruments are entered into. If the Partnership determines it is no longer probable that the Partnership will enter into an anticipated debt instrument, any related deferred gains or losses are recognized in the current period.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Segment Information -- SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires a public entity to report selected information about operating segments in financial reports issued to shareholders. It also establishes standards for related disclosures about product and services, geographic areas and major customers. Based on the guidance provided in the standard, the Partnership has determined that its business is conducted in one operating segment.

     The following table summarizes geographic information required to be disclosed under SFAS No. 131:

                                                      2000         1999         1998
                                                    --------     --------     --------
REVENUE:
U.S. .............................................  $394,264     $367,809     $507,078
Foreign...........................................     6,521        7,011       14,953
                                                    --------     --------     --------
                                                    $400,785     $374,820     $522,031
                                                    ========     ========     ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

INVESTMENTS IN HOTEL PROPERTIES, NET:
U.S. .............................................  $2,850,348   $2,876,909
Foreign...........................................      56,153       59,384
                                                    ----------   ----------
                                                    $2,906,501   $2,936,293
                                                    ==========   ==========

     Comprehensive Income -- SFAS No. 130, "Reporting Comprehensive Income," requires an enterprise to display comprehensive income and its components in a financial statement to be included in an enterprise's full set of annual financial statements or in the notes to financial statements. Comprehensive income represents a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events for the period other than transactions with owners in their capacity as owners. Comprehensive income of the Partnership includes net income and other comprehensive income from foreign currency items. Accumulated other comprehensive loss included in partners' capital was $6,081 and $5,247 as of December 31, 2000 and 1999, respectively.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities in balance sheets and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 which amended SFAS No. 133 to defer the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which provides additional guidance and amendments to SFAS No. 133. The Partnership recognized a transition adjustment of $2,842 as the fair value of its derivative instruments at January 1, 2001. The transition adjustment resulted in an interest rate swap liability and a corresponding charge to other comprehensive income.

3. INVESTMENTS IN HOTEL PROPERTIES

     Investments in hotel properties consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Land........................................................  $  317,072   $  318,360
Buildings...................................................   2,461,089    2,378,318
Furniture, fixtures and equipment...........................     338,350      320,787
Construction-in-progress....................................      77,219      101,258
                                                              ----------   ----------
          Total.............................................  $3,193,730   $3,118,723
                                                              ==========   ==========

4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

     The Partnership has ownership interests in certain unconsolidated joint ventures and affiliated companies.

     In 2000, the Partnership invested $2,100 in STS Hotel Net, a Partnership that provides high-speed internet portals to guest rooms. This investment is accounted for using the cost method.

     In 1999, the Partnership invested $40,000 in MeriStar Investment Partners, LP ("MIP"), a joint venture established to acquire upscale, full-service hotels. The Partnership's investment is in the form of a preferred partnership interest. The Partnership receives a 16% preferred return on its investment.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

5. NOTE RECEIVABLE FROM LESSEE

     On March 1, 2000, OpCo repaid the remaining balance of $57,110 on its revolving credit agreement with the Partnership upon closing its bank revolving credit facility. At that time, OpCo's revolving credit agreement with the Partnership was also amended to reduce the maximum borrowing limit from $75,000 to $50,000. Any amounts outstanding will bear interest at the rate of the 30-day London Interbank Offered Rate plus 650 basis points.

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Credit Facility.............................................  $  898,000   $  908,000
Secured Facility............................................     324,554      328,954
Mortgage Debt and Other.....................................      59,036       65,276
                                                              ----------   ----------
  Mortgages and Notes Payable...............................   1,281,590    1,302,230
Notes Payable to MeriStar...................................     356,729      374,541
                                                              ----------   ----------
                                                              $1,638,319   $1,676,771
                                                              ==========   ==========

     Credit Facility -- In conjunction with the Merger, the Partnership entered into a $1,000,000 senior secured credit facility (the "Credit Facility"). The Credit Facility is structured as a $300,000, five-year term loan facility; a $200,000, five-and-a-half year term loan facility; and a $500,000, three-year revolving credit facility with two one-year optional extensions. The Credit Facility is secured by MeriStar's common stock, and the partners' ownership interests in the Partnership and its subsidiaries. The interest rate on the term loans and revolving facility ranges from 100 to 200 basis points over the 30-day London Interbank Offered Rate ("LIBOR"), depending on certain financial performance covenants and long-term senior unsecured debt ratings. The weighted average interest rate on borrowings outstanding under the Credit Facility as of December 31, 2000 and 1999 was 8.3% and 8.4%, respectively. As of December 31, 2000, the Partnership had $98.0 million available under the Credit Facility's revolving facility.

     Secured Facility -- In 1999, the Partnership completed a $330,000 10-year non-recourse financing ("Secured Facility") secured by a portfolio of 19 hotels. The loan bears a fixed interest rate of 8.01% and matures in 2009. The Partnership used most of the net proceeds to repay the amounts outstanding under prior credit facilities.

     Mortgage Debt -- In connection with the Merger, the Partnership assumed mortgage debt secured by seven hotels. The mortgage debt matures between 2001 and 2012 and the interest rates on the mortgages range from 7.5% to 10.5%.

     Notes Payable to MeriStar -- In 1997, MeriStar completed the offering of $150,000 aggregate principal amount (issue price of $149,799, net of discount) of its 8.75% senior subordinated notes due 2007 (the "Subordinated Notes"). In conjunction with this transaction, the Partnership borrowed $150,000 from MeriStar under terms matching those of the Subordinated Notes; however, the interest rate on the Partnership's note to MeriStar is 8.69%, the effective rate on the Subordinated Notes. The indenture pursuant to which the Subordinated Notes were issued contains certain covenants, including maintenance of certain financial ratios, reporting requirements, and other customary restrictions. The note provides for semi-annual payments of interest on February 15 and August 15, commencing on February 15, 1998.

     In 1999, under terms matching those of the Subordinated Notes, MeriStar completed an "add-on" offering of $55,000 of Subordinated Notes. In conjunction with the "add-on" sale of Subordinated Notes,

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

the Partnership borrowed $55,000 from MeriStar under terms matching those of the Subordinated Notes however, the interest rate on the Partnership's note to MeriStar is 8.69%, the effective rate on the Subordinated Notes. The Partnership used the net proceeds to repay indebtedness under its Credit Facility and to invest in MIP. These notes are unsecured obligations of the Partnership and provide for semi-annual payments of interest on February 15 and August 15, commencing on August 15, 1999. The outstanding balance on these notes payable to MeriStar is $202,429 and $202,041 at December 31, 2000 and 1999, respectively.

     In 1997, MeriStar completed the offering of $172,500 aggregate principal amount of its 4.75% convertible subordinated notes due 2004 (the "Convertible Notes"). In conjunction with this transaction, the Partnership borrowed $172,500 from MeriStar under terms matching those of the Convertible Notes. The proceeds were used to repay outstanding indebtedness under a prior credit facility and to finance certain hotel acquisitions. The note provides for semi-annual payments of interest on April 15 and October 15, commencing on April 15, 1998. During 2000, the Partnership repaid $18,200 of its note to MeriStar at a discount in connection with MeriStar's repurchase of its Convertible Notes at an equal discount. This resulted in an extraordinary gain of $3,450 ($3,400, net of taxes). The outstanding balance on this note payable to MeriStar is $154,300 and $172,500 at December 31, 2000 and 1999, respectively.

     Hedge Agreements -- As of December 31, 2000, the Partnership has seven swap agreements with notional principal amounts totaling $700,000. These swap agreements provide hedges against the impact future interest rates have on the Partnership's floating London Interbank Offered Rate ("LIBOR") debt instruments. The swap agreements effectively fix the 30-day LIBOR between 6.0% and 7.2%. The swap agreements expire between September 2001 and July 2003. For the year ended December 31, 2000, the Partnership has received net payments of $3,081 on these swaps and other similar swaps that expired during the year.

     In anticipation of the August 1999 completion of the Secured Facility, the Partnership entered into two separate hedge transactions during July 1999. Upon completion of the Secured Facility, the Partnership terminated the underlying treasury lock agreements, resulting in a net payment to the Partnership of $5,100. The amount was deferred and is being recognized as a reduction to interest expense over the life of the underlying debt. As a result, the effective interest rate on the Secured Facility is 7.76%.

     As of December 31, 2000, after consideration of the hedge agreements described above, the Partnership has fixed the effective interest rate on 88% of its long-term debt and its overall weighted average interest rate is 7.93%.

     Future Maturities -- Aggregate future maturities of the above obligations are as follows:

2001....................................................   $   28,288
2002....................................................       47,897
2003....................................................      667,589
2004....................................................      361,168
2005....................................................        9,265
Thereafter..............................................      524,112
                                                           ----------
                                                           $1,638,319
                                                           ==========

     Management has determined that the fair value of the outstanding balance of the Partnership's long-term debt approximates $1,589,311 at December 31, 2000.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

7. INCOME TAXES

     The Partnership's income taxes were allocated as follows:

                                                              2000     1999     1998
                                                             ------   ------   ------
Taxes on income before gain on sale of assets, and
  extraordinary gain (loss)................................  $1,622   $1,681   $1,299
Taxes on gain on sale of assets............................      56       --       --
Tax expense or (benefit) on extraordinary gain (loss)......      50      (74)    (207)
                                                             ------   ------   ------
                                                             $1,728   $1,607   $1,092
                                                             ======   ======   ======

     The Partnership's effective income tax rate is as follows:

                                                              2000   1999   1998
                                                              ----   ----   ----
State and local taxes.......................................  1.1%   1.1%   1.1%
Difference in effective rate on foreign subsidiaries........  0.3    0.3    0.3
Other.......................................................   --     --    0.1
                                                              ---    ---    ---
                                                              1.4%   1.4%   1.5%
                                                              ===    ===    ===

     The components of income tax expense related to income before gain on sale of assets, and extraordinary gain (loss) are as follows:

                                                              2000     1999     1998
                                                             ------   ------   ------
Current:
  State....................................................  $  640   $  815   $1,408
  Foreign..................................................     346      151      161
                                                             ------   ------   ------
                                                                986      966    1,569
Deferred:
  State....................................................     548      675     (270)
  Foreign..................................................      88       40       --
                                                             ------   ------   ------
                                                                636      715     (270)
                                                             ------   ------   ------
                                                             $1,622   $1,681   $1,299
                                                             ======   ======   ======

     The tax effects of the principal temporary differences that give rise to the Partnership's net deferred tax liability are as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
Accelerated depreciation....................................  $2,089    $1,477
Fair value of hotel assets acquired.........................   5,440     5,440
Allowance for doubtful accounts.............................     (24)      (24)
Accrued vacation............................................     (12)      (12)
Accrued expenses............................................     386       386
Other.......................................................     234       210
                                                              ------    ------
Net deferred tax liability..................................  $8,113    $7,477
                                                              ======    ======

     There is no valuation allowance for deferred tax assets as of December 31, 2000 or 1999 as management believes it is more likely than not that these deferred tax assets will be fully realized.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     In conjunction with the Merger and related transactions, the Partnership established a new accounting basis for AGH's assets and liabilities based on their fair values. In accordance with accounting principles generally accepted in the United States of America, the Partnership has provided a deferred income tax liability for the estimated future tax effect of differences between the accounting and tax bases of assets acquired from AGH. This deferred income tax liability, related to future state and local income taxes, is estimated as $5,440, based on information available at the date of the Merger and subsequently.

8. PARTNERSHIP UNITS

     The outstanding units of limited partnership interest in the Partnership held by third parties are redeemable at the option of the holder for a like number of shares of common stock of MeriStar, or cash, or a combination thereof, at the election of MeriStar. Due to these redemption rights, these limited partnership units have been excluded from partners' capital and are included in redeemable OP units and measured at redemption value as of the end of the periods presented. At December 31, 2000 and 1999 there were 4,056,111 and 4,544,420 redeemable units outstanding, respectively. The value of these redeemable units is based on the closing market price of MeriStar's common stock at the balance sheet date, which at December 31, 2000 and 1999 was $19.70 and $16.00, respectively. In addition, there were 392,157 Class D Preferred OP Units outstanding at December 31, 2000 and 1999 with a redemption value of $22.16 per unit.

     The Partnership's agreement provides for four classes of partnership interests ("OP Units"): Common OP Units, Class B OP Units, Class C OP Units and Class D OP Units. Common OP Units and Class B OP Units receive quarterly distributions per OP Unit equal to the dividend paid on each share of MeriStar's common stock. Class C OP Units receive a non-cumulative, quarterly distribution equal to $0.5575 per Class C OP Unit until such time as the dividend rate on MeriStar's common stock exceeds $0.5575 whereupon the Class C OP Units automatically convert into Common OP Units. Class D OP Units pay a 6.5% cumulative annual preferred return based on an assumed price per common share of $22.16, compounded quarterly to the extent not paid on a current basis. The Partnership may redeem them at any time after April 1, 2000 at a price of $22.16 per share for cash or, at MeriStar's option, for shares of MeriStar common stock having a value equal to the redemption price. The holders have the option to redeem the Class D OP Units at any time after April 1, 2004 for cash or, at the holders option, for shares of MeriStar common stock having a value equal to $22.16. All net income earned and capital proceeds received by the Partnership, after payment of the annual preferred return on Class D OP units, are shared by the holders of the Common OP Units. As of December 31, 2000 and 1999, outstanding OP Units were 48,459,145 and 51,800,888 respectively.

     During 1999, 65,875 Common OP Units were issued to partially finance the purchase of a hotel and 974,588 Common OP units were issued as a conditional component of a purchase agreement for a hotel purchased in 1998. During 1998, 962,858 Common and Class B OP Units were issued to partially finance the purchases of certain hotels and 3,305,175 Common OP Units were issued to former holders of AGH OP Units. During 1997, the Partnership issued 1,483,759 Common and Class B OP Units and 392,157 Class D OP Units to partially finance the purchases of certain hotels and lease contracts on other hotels.

     On March 21, 2000, June 21, 2000, September 25, 2000, and December 20, 2000, the Partnership declared its first, second, third and fourth quarter distributions, respectively, equivalent to an annual rate of $2.02 per Common and Class B OP Unit and $2.23 per Class C OP Unit in the Partnership. The amount of the distribution for each quarter was $0.505 per Common and Class B OP Unit and $0.5575 per Class C OP Unit and was paid on April 28, 2000, July 31, 2000, October 31, 2000 and January 31, 2001, respectively.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     On March 17, 1999, June 21, 1999, September 15, 1999, and December 6, 1999, the Partnership declared its first, second, third and fourth quarter distributions, respectively, equivalent to an annual rate of $2.02 per Common and Class B OP Unit and $2.23 per Class C OP Unit in the Partnership. The amount of the distribution for each quarter was $0.505 per Common and Class C OP Unit and $0.5575 per Class C OP Unit and was paid on April 30, 1999, July 30, 1999, October 29, 1999 and January 31, 2000, respectively.

     On September 2, 1998 and November 4, 1998, respectively, the Partnership declared its third and fourth quarter distributions, equivalent to an annual rate of $2.02 per Common and Class B OP Unit and $2.23 per Class C OP Unit in the Partnership. The third quarter distribution was paid on a prorated basis from August 4, 1998 (the first day of operations following the Merger) through September 30, 1998. The amount of the distribution was $0.31837 per Common and Class B OP Unit and was paid on October 30, 1998. The fourth quarter distribution of $0.505 per Common and Class B OP Unit and $0.5575 per Class C OP Unit was paid on January 29, 1999.

     MeriStar, the General Partner, acting in its primary fiduciary capacity, directs the operations of the Partnership, including the redemption of Partnership units it holds, as well as the units held by MeriStar LP, Inc., its wholly-owned subsidiary. As of December 31, 2000, the Partnership has redeemed a total of 4,083,204 of its units and the units of MeriStar LP, Inc. for $72,354 which has been recorded as a reduction to partners' capital.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

9. EARNINGS PER UNIT

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per unit ("EPU") computations for income before extraordinary gain (loss):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2000       1999      1998
                                                        --------   --------   -------
Basic EPU Computation:
  Net income before extraordinary gain (loss).........  $114,636   $116,207   $86,304
  Distributions paid related to unvested restricted
     stock of MeriStar................................    (1,168)        --        --
  Preferred distributions.............................      (565)      (565)     (650)
                                                        --------   --------   -------
  Income before extraordinary gain (loss) available to
     common unitholders...............................   112,903    115,642    85,654
  Weighted average number of OP Units outstanding.....    50,122     52,153    36,021
                                                        --------   --------   -------
  Basic EPU before extraordinary gain (loss)..........  $   2.25   $   2.22   $  2.38
                                                        ========   ========   =======
Diluted EPU Computation:
  Income before extraordinary gain (loss) available to
     common unitholders...............................  $112,903   $115,642   $85,654
  Preferred distributions.............................       565        565       650
  Interest on convertible debt of MeriStar............     7,338      8,137     6,377
  Distributions paid related to unvested restricted
     stock of MeriStar................................       254         --        --
                                                        --------   --------   -------
  Adjusted net income.................................   121,060    124,344    92,681
  Weighted average number of OP units outstanding.....    50,122     52,153    36,021
  OP Unit equivalents:
     Stock options of MeriStar........................       208        102       383
     Class D Preferred OP Units.......................       392        392       392
     Convertible debt of MeriStar.....................     4,612      5,066     4,454
     Restricted stock of MeriStar.....................       126         --        --
                                                        --------   --------   -------
     Weighted average number of diluted OP units
       outstanding....................................    55,460     57,713    41,250
                                                        --------   --------   -------
     Diluted EPU before extraordinary gain (loss).....  $   2.18   $   2.15   $  2.25
                                                        ========   ========   =======

10. RELATED-PARTY TRANSACTIONS

     Pursuant to an intercompany agreement, the Partnership and OpCo provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, OpCo has a right of first refusal to become the lessee of any real property acquired by the Partnership. OpCo also may provide the Partnership with certain services including administrative, renovation supervision, corporate, accounting, finance, insurance, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which OpCo is compensated in an amount that the Partnership would be charged by a third party for comparable services. During the years ended December 31, 2000, 1999 and 1998, the Partnership paid OpCo $1,165, $1,600 and $781 respectively, for such services.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Summarized financial information of the Partnership's significant lessee, OpCo, is as follows:

                                                       2000         1999
                                                    ----------   ----------
BALANCE SHEET DATA:
Total assets......................................  $  339,118   $  258,931
Total liabilities.................................  $  254,673   $  179,168

                                                       2000         1999        1998
                                                    ----------   ----------   --------
OPERATING DATA:
Revenue...........................................  $1,411,619   $1,292,114   $562,347
Net income (loss).................................  $   (9,380)  $    6,685   $  3,950

     OpCo has a revolving credit facility with the Partnership. On March 1, 2000, OpCo repaid the remaining balance of $57,110 on its revolving credit agreement with the Partnership upon closing its bank revolving credit facility. At this time, the revolving credit agreement was amended to reduce the maximum borrowing limit from $75,000 to $50,000 and the interest rate on the facility was changed from LIBOR plus 350 basis points to LIBOR plus 650 basis points. During 2000, 1999 and 1998, the Partnership earned interest of $955, $4,907, and $1,967, respectively, from this facility. There were no amounts outstanding under this facility at December 31, 2000.

     In order for AGH to qualify as a REIT prior to the Merger, AGH's operating partnership sold certain personal property relating to certain of the hotels acquired by AGH in connection with its initial public offering to AGH Leasing, L.P. (which has since come under the control of OpCo) for $315, which amount was paid by issuance of a promissory note to AGH's operating partnership. The note was transferred to the Partnership in connection with the Merger. The promissory note bears interest at the rate of 10.0% per annum and requires the payment of quarterly installments of principal and interest over a five-year period ending on July 31, 2000. This note was repaid during 2000.

     Certain members of management and their respective affiliates owned equity interests relating to a hotel which was acquired by the Partnership in January 1999. Such persons and affiliates received an aggregate of $1,488 of the Partnership's OP Units in exchange for such interests in the hotel.

11. STOCK-BASED COMPENSATION

     MeriStar sponsors a restricted stock plan and a stock option plan (the "Plans") in which Partnership employees participate. Upon issuance of any stock, MeriStar is obligated to contribute the proceeds to the Company in exchange for an equal number of OP units.

  Stock Options

     At the date of the Merger, CapStar had outstanding approximately 1,758,000 options (the "CapStar Options") under an equity incentive plan. As a result of the Merger, all holders of CapStar Options received one option in MeriStar and one option in OpCo, and the original exercise price of the CapStar Options was allocated between the two companies. In addition, approximately 1,060,000 of the CapStar Options became fully vested as of the Merger date.

     In connection with the Merger, a new equity incentive plan (the "Equity Incentive Plan") was adopted. This plan authorizes 4,549,561 shares of common stock to be awarded. Awards may be granted to officers or other key employees of MeriStar or an affiliate. These shares are exercisable in three annual installments and expire ten years from the grant date.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Stock option activity for 2000, 1999 and 1998 is as follows:

                                                              NUMBER OF      AVERAGE
                                                               SHARES      OPTION PRICE
                                                              ---------    ------------
Balance, January 1, 1998....................................  1,601,406       $26.28
  Granted...................................................  2,171,796        24.78
  Exercised.................................................    (37,823)       17.45
  Forfeited.................................................    (32,000)       29.44
                                                              ---------       ------
Balance, December 31, 1998..................................  3,703,379        24.80
  Granted...................................................  1,015,750        19.37
  Exercised.................................................    (94,012)       15.64
  Forfeited.................................................   (264,064)       27.87
                                                              ---------       ------
Balance, December 31, 1999..................................  4,361,053        23.56
  Granted...................................................    584,875        16.13
  Exercised.................................................    (47,153)       17.26
  Forfeited.................................................   (113,441)       28.62
                                                              ---------       ------
Balance, December 31, 2000..................................  4,785,334       $22.68
                                                              =========       ======
Shares exercisable at December 31, 1998.....................  2,231,072       $24.63
                                                              =========       ======
Shares exercisable at December 31, 1999.....................  2,577,620       $24.53
                                                              =========       ======
Shares exercisable at December 31, 2000.....................  3,482,816       $23.99
                                                              =========       ======

     The following table summarizes information about stock options outstanding at December 31, 2000:

                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                   ------------------------------------   ----------------------
                                  WEIGHTED
                                   AVERAGE     WEIGHTED                 WEIGHTED
                                  REMAINING    AVERAGE                  AVERAGE
    RANGE OF         NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES    OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------    -----------   -----------   --------   -----------   --------
$14.88 to $19.19    1,978,572       7.58        $17.17     1,051,410     $16.59
$19.75 to $25.31    1,160,502       7.04         21.62       852,206      21.68
$25.80 to $31.42    1,435,280       6.02         29.98     1,435,280      29.98
$31.51 to $32.08      210,980       7.00         32.05       143,920      32.04
                    ---------       ----        ------     ---------     ------
$14.88 to $32.08    4,785,334       6.96        $22.75     3,482,816     $23.99
                    =========       ====        ======     =========     ======

  Other Stock Compensation

     In conjunction with the Merger, holders of CapStar options were granted a total of 150,000 shares of stock with a value of $3,205. This restricted stock vests ratably over a three-year period.

     As of December 31, 2000, MeriStar granted 586,500 shares of restricted stock. This restricted stock vests ratably over a three-year or five-year period. The Partnership incurred $3,070 in compensation expense in 2000 related to the amortization of this restricted stock.

     As of December 31, 2000, the Partnership has issued 462,500 Profits-Only OP Units to certain of the Partnership's executive officers pursuant to a Profits-Only Operating Partnership Units Plan. The units vest over three years based on achieving certain operating performance criteria and upon the occurrence of certain other events. The Profits-Only OP Units are subject to variable plan accounting.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

12. COMMITMENTS AND CONTINGENCIES

     The Partnership leases land at certain hotels from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of December 31, 2000 were as follows:

2001......................................................   $ 1,556
2002......................................................     1,556
2003......................................................     1,556
2004......................................................     1,559
2005......................................................     1,559
Thereafter................................................    57,396
                                                             -------
                                                             $65,182
                                                             =======

     Until January 1, 2001 the Partnership leased all of its hotels to OpCo and one other lessee under non-cancelable participating leases that expire from 2009 to 2011. Beginning January 1, 2001, the Partnership will lease eight hotels to one lessee under non-cancelable participating leases that expire in 2009. The Partnership also leases certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these non-cancelable leases as of December 31, 2000 were as follows:

2001.....................................................   $ 20,289
2002.....................................................     19,801
2003.....................................................     18,937
2004.....................................................     18,590
2005.....................................................     16,945
Thereafter...............................................     63,428
                                                            --------
                                                            $157,990
                                                            ========

     In the course of the Partnership's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against the Partnership. Based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Partnership.

13. ACQUISITIONS AND DISPOSITIONS

     During 2000, the Partnership sold three limited service hotels and received proceeds of $24,148. This resulted in a gain on sale of assets of $3,495 ($3,439, net of tax). The Partnership also purchased a full service hotel for $19,400. Of the $19,400, $11,400 was paid in cash and $8,000 will be paid from the hotel's future cash flow within the next five years. The acquisition was funded using existing cash and borrowings on the Credit Facility.

     During 1999, the Partnership acquired one hotel for a purchase price of $10,642 of cash and $1,488 of OP Units. The acquisition was funded using existing cash and borrowings on the Credit Facility. The Partnership also sold 2 hotels during 1999 for a total price of $8,900. The resulting gain on the sales was immaterial.

     During 1998, the Partnership acquired 70 hotels (containing 17,332 rooms), of which 53 were acquired pursuant to the Merger. MeriStar purchased AGH for approximately $1,306,000. MeriStar contributed the net assets acquired to the Partnership in exchange for approximately 23,913,000 OP Units. The total purchase price for the remaining 17 acquired hotels during 1998 was $549,068 of cash and

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

$16,932 of OP Units. The cash portions of these acquisitions were funded through borrowings on the Credit Facility and a prior credit facility.

     The following unaudited pro forma information is presented as if the Merger, the Spin-Off and all 117 hotels owned at December 31, 1998 had been acquired at the beginning of 1998. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company. Pro forma information for 1998 for total revenue, net income and diluted EPU is $332,299, $107,698 and $2.44, respectively.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

14. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Partnership's wholly-owned subsidiaries, together with the Partnership, are guarantors of the Credit Facility and $500 million of senior unsecured notes issued subsequent to December 31, 2000. The following tables present consolidating information for the guarantor subsidiaries.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2000

                                  MERISTAR
                                 HOSPITALITY    GUARANTOR     NON-GUARANTOR                     TOTAL
                                  OP, L.P.     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                 -----------   ------------   -------------   ------------   ------------
                                                 ASSETS

Investments in hotel
  properties, net..............  $    7,443     $1,448,104     $1,450,954     $        --     $2,906,501
Cash and cash equivalents......         242             --             --              --            242
Accounts receivable, net.......          94          1,525          1,214              --          2,833
Prepaid expenses and other.....       2,563            381           (177)             --          2,767
Notes receivable...............      87,887             --             --         (87,887)            --
Due from Lessee................     (12,130)          (450)        34,801              --         22,221
Due from subsidiaries..........    (194,739)       193,304          1,435              --             --
Investments in and advances to
  affiliates...................   2,661,521         59,662          8,487      (2,687,474)        42,196
Restricted cash................      14,709             --          5,209              --         19,918
Intangible assets, net.........       7,531          1,432            859              --          9,822
                                 ----------     ----------     ----------     -----------     ----------
                                 $2,575,121     $1,703,958     $1,502,782     $(2,775,361)    $3,006,500
                                 ==========     ==========     ==========     ===========     ==========

                          LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued
  expenses and other
  liabilities..................  $   32,061     $   24,189     $   15,947     $        --     $   72,197
Accrued interest...............      23,701             --          4,664              --         28,365
Income taxes payable...........         921             --             --              --            921
Distributions payable..........      24,581             --             --              --         24,581
Deferred income taxes..........       8,113             --             --              --          8,113
Notes payable to MeriStar......     356,729             --             --              --        356,729
Mortgages and notes payable....     897,698         88,189        383,590         (87,887)     1,281,590
                                 ----------     ----------     ----------     -----------     ----------
          Total liabilities....   1,343,804        112,378        404,201         (87,887)     1,772,496
Minority interests.............          --          2,687             --              --          2,687
Redeemable OP units at
  redemption value.............      88,545             --             --              --         88,545
Partners' capital..............   1,142,772      1,588,893      1,098,581      (2,687,474)     1,142,772
                                 ----------     ----------     ----------     -----------     ----------
                                 $2,575,121     $1,703,958     $1,502,782     $(2,775,361)    $3,006,500
                                 ==========     ==========     ==========     ===========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1999

                                 MERISTAR
                                HOSPITALITY    GUARANTOR     NON-GUARANTOR                      TOTAL
                                 OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                -----------   ------------   --------------   ------------   ------------
                                                 ASSETS

Investments in hotel
  properties, net.............  $    2,129     $1,378,706      $1,555,458     $        --     $2,936,293
Cash and cash equivalents.....       2,549             --              --              --          2,549
Accounts receivable, net......          --          1,076             252              --          1,328
Prepaid expenses and other....       5,873          2,698             566              --          9,137
Notes receivable..............     144,319             --              --         (87,209)        57,110
Due from Lessee...............     (20,583)        (3,472)         35,531              --         11,476
Due from subsidiaries.........    (181,843)        70,174         111,669              --             --
Investments in and advances to
  affiliates..................   2,674,559         60,097           8,487      (2,703,058)        40,085
Restricted cash...............      13,100             43           4,045              --         17,188
Intangible assets, net........       8,088          2,071             771              --         10,930
                                ----------     ----------      ----------     -----------     ----------
                                $2,648,191     $1,511,393      $1,716,779     $(2,790,267)    $3,086,096
                                ==========     ==========      ==========     ===========     ==========

                          LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued
  expenses and other
  liabilities.................  $   23,607     $   17,793      $   14,466     $        --     $   55,866
Accrued interest..............      26,072             --           5,308              --         31,380
Income taxes payable..........         730             --              --              --            730
Distributions payable.........      26,263             --              --              --         26,263
Deferred income taxes.........       7,477             --              --              --          7,477
Note payable to MeriStar......     374,541             --              --              --        374,541
Mortgages and notes payable...     904,582         90,627         394,230         (87,209)     1,302,230
                                ----------     ----------      ----------     -----------     ----------
          Total liabilities...   1,363,272        108,420         414,004         (87,209)     1,798,487
Minority interests............          --          2,690              --              --          2,690
Redeemable OP units at
  redemption value............      81,401             --              --              --         81,401
Partners' capital.............   1,203,518      1,400,283       1,302,775      (2,703,058)     1,203,518
                                ----------     ----------      ----------     -----------     ----------
                                $2,648,191     $1,511,393      $1,716,779     $(2,790,267)    $3,086,096
                                ==========     ==========      ==========     ===========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                               DECEMBER 31, 2000

                                       MERISTAR
                                      HOSPITALITY    GUARANTOR     NON-GUARANTOR                     TOTAL
                                       OP, L.P.     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                      -----------   ------------   -------------   ------------   ------------
Revenue:
  Participating lease revenue.......   $  6,544       $183,959       $201,226              --       $391,729
  Office rental, parking and other
     revenue........................      2,149          2,404          4,403              --          8,956
                                       --------       --------       --------       ---------       --------
          Total revenue.............      8,693        186,363        205,629              --        400,685
Expenses:
  Office rental, parking and other
     operating expenses.............         --            928          1,803              --          2,731
  Undistributed operating expenses:
     Administrative and general.....      8,820            475            150              --          9,445
     Property taxes, insurance and
       other........................      2,732         22,822         21,927              --         47,481
     Depreciation and
       amortization.................      4,588         52,767         53,333              --        110,688
                                       --------       --------       --------       ---------       --------
          Total operating
            expenses................     16,140         76,992         77,213              --        170,345
                                       --------       --------       --------       ---------       --------
Net operating income (loss).........     (7,447)       109,371        128,416              --        230,340
Interest expense, net...............     86,748          4,619         26,157              --        117,524
Equity in earnings of consolidated
  entities..........................    210,453             --             --        (210,453)            --
                                       --------       --------       --------       ---------       --------
Income before minority interests,
  income taxes, gain on sale of
  assets, and extraordinary gain....    116,258        104,752        102,259        (210,453)       112,816
Minority interests..................         --             (3)            --              --             (3)
                                       --------       --------       --------       ---------       --------
Income before income taxes, gain on
  sale of assets, and extraordinary
  gain..............................    116,258        104,755        102,259        (210,453)       112,819
Income taxes........................      1,622             --             --              --          1,622
                                       --------       --------       --------       ---------       --------
Income before gain on sale of
  assets, and extraordinary gain....    114,636        104,755        102,259        (210,453)       111,197
Gain on sale of assets, net.........         --             --          3,439              --          3,439
Extraordinary gain on early
  extinguishment of debt, net.......      3,400             --             --              --          3,400
                                       --------       --------       --------       ---------       --------
Net income..........................   $118,036       $104,755       $105,698       $(210,453)      $118,036
                                       ========       ========       ========       =========       ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                               DECEMBER 31, 1999

                                     MERISTAR
                                   HOSPITALITY     GUARANTOR     NON-GUARANTOR
                                     OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   TOTAL CONSOLIDATED
                                   ------------   ------------   --------------   ------------   ------------------
Revenue:
  Participating lease revenue....    $  7,373       $169,392        $191,247              --          $368,012
  Office rental, parking and
     other revenue...............         656          2,012           4,140              --             6,808
                                     --------       --------        --------       ---------          --------
          Total revenue..........       8,029        171,404         195,387              --           374,820
Expenses:
  Office rental, parking and
     other operating expenses....          21            578           1,365              --             1,964
  Undistributed operating
     expenses:
     Administrative and
       general...................       5,209            444              82              --             5,735
     Property taxes, insurance
       and other.................       2,818         23,819          20,390              --            47,027
     Depreciation and
       amortization..............       4,196         46,442          51,157              --           101,795
                                     --------       --------        --------       ---------          --------
          Total operating
            expenses.............      12,244         71,283          72,994              --           156,521
                                     --------       --------        --------       ---------          --------
Net operating income (loss)......      (4,215)       100,121         122,393              --           218,299
Interest expense, net............      80,798          3,083          16,506              --           100,387
Equity in earnings of
  consolidated entities..........     200,350             --              --        (200,350)               --
                                     --------       --------        --------       ---------          --------
Income before minority interests,
  income taxes, and extraordinary
  loss...........................     115,337         97,038         105,887        (200,350)          117,912
Minority interests...............          --             24              --              --                24
                                     --------       --------        --------       ---------          --------
Income before income taxes and
  extraordinary loss.............     115,337         97,014         105,887        (200,350)          117,888
Income taxes.....................       1,681             --              --              --             1,681
                                     --------       --------        --------       ---------          --------
Income before extraordinary
  loss...........................     113,656         97,014         105,887        (200,350)          116,207
Extraordinary loss on early
  extinguishment of debt, net....      (2,000)          (703)         (1,848)             --            (4,551)
                                     --------       --------        --------       ---------          --------
Net income.......................    $111,656       $ 96,311        $104,039       $(200,350)         $111,656
                                     ========       ========        ========       =========          ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                               DECEMBER 31, 1998

                                     MERISTAR
                                   HOSPITALITY     GUARANTOR     NON-GUARANTOR                      TOTAL
                                     OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   ------------   ------------   --------------   ------------   ------------
Revenue:
     Participating lease
       revenue...................    $    411       $ 51,007        $ 84,576              --       $135,994
     Hotel operations:
       Rooms.....................          --        131,729         143,881              --        275,610
       Food and beverage.........          --         53,437          31,937              --         85,374
       Other operating
          departments............          --         11,298           8,198              --         19,496
     Office rental, parking and
       other revenue.............         356          3,014           2,187              --          5,557
                                     --------       --------        --------       ---------       --------
          Total revenue..........         767        250,485         270,779              --        522,031
     Hotel operating expenses by
       department:
       Rooms.....................          --         32,378          32,670              --         65,048
       Food and beverage.........          --         42,941          24,552              --         67,493
       Other operating
          departments............          --          5,831           4,144              --          9,975
     Office rental, parking and
       other operating
       expenses..................           1          1,586           1,126              --          2,713
     Undistributed operating
       expenses:
       Administrative and
          general................       1,504         27,343          23,366              --         52,213
       Property operating
          costs..................          --         29,920          28,691              --         58,611
       Property taxes, insurance
          and other..............       2,815         14,161          12,264              --         29,240
       Lease expense.............          --          1,449          33,192              --         34,641
       Depreciation and
          amortization...........         338         28,095          30,409              --         58,842
       Spin-off costs............       7,345             --              --              --          7,345
                                     --------       --------        --------       ---------       --------
          Total operating
            expenses.............      12,003        183,704         190,414              --        386,121
Net operating income (loss)......     (11,236)        66,781          80,365              --        135,910
Interest expense, net............      28,350         12,283           9,859              --         50,492
Equity in earnings of
  consolidated entities..........     126,635             --              --        (126,635)            --
Income before minority interests,
  income taxes, and extraordinary
  loss...........................      87,049         54,498          70,506        (126,635)        85,418
Minority interests...............          --         (2,185)             --              --         (2,185)
                                     --------       --------        --------       ---------       --------
Income before income taxes and
  extraordinary loss.............      87,049         56,683          70,506        (126,635)        87,603
Income taxes.....................       1,299             --              --              --          1,299
                                     --------       --------        --------       ---------       --------
Income before and extraordinary
  loss...........................      85,750         56,683          70,506        (126,635)        86,304
Extraordinary loss on early
  extinguishment of debt, net of
  tax effect.....................        (684)          (390)           (164)             --         (1,238)
                                     --------       --------        --------       ---------       --------
Net income.......................    $ 85,066       $ 56,293        $ 70,342       $(126,635)      $ 85,066
                                     ========       ========        ========       =========       ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 2000

                                     MERISTAR
                                   HOSPITALITY     GUARANTOR     NON-GUARANTOR                     TOTAL
                                     OP, L.P.     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   ------------   ------------   -------------   ------------   ------------
Cash flows provided by (used in)
  operating activities...........   $ (74,731)     $  31,632       $ 267,187      $      --      $ 224,088
Cash flows provided by (used in)
  investing activities...........     360,238       (118,154)         53,522       (309,892)       (14,286)
Cash flows provided by (used in)
  financing activities...........    (287,814)        86,458        (320,709)       309,892       (212,173)
Effect of exchange rate changes
  on cash and cash equivalents...          --             64              --             --             64
                                    ---------      ---------       ---------      ---------      ---------
Net decrease in cash and cash
  equivalents....................      (2,307)            --              --             --         (2,307)
Cash and cash equivalents,
  beginning of year..............       2,549             --              --             --          2,549
                                    ---------      ---------       ---------      ---------      ---------
Cash and cash equivalents, end of
  year...........................   $     242      $      --       $      --      $      --      $     242
                                    =========      =========       =========      =========      =========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 1999

                                    MERISTAR
                                   HOSPITALITY    GUARANTOR     NON-GUARANTOR                     TOTAL
                                    OP, L.P.     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   -----------   ------------   -------------   ------------   ------------
Cash flows provided by (used in)
  operating activities...........   $(184,109)     $126,905       $ 285,533      $      --      $ 228,329
Cash flows provided by (used in)
  investing activities...........     277,432       (85,854)        137,685       (517,215)      (187,952)
Cash flows provided by (used in)
  financing activities...........     (93,411)      (42,534)       (423,218)       517,215        (41,948)
Effect of exchange rate changes
  on cash and cash equivalents...          --           (53)             --             --            (53)
                                    ---------      --------       ---------      ---------      ---------
Net decrease in cash and cash
  equivalents....................         (88)       (1,536)             --             --         (1,624)
Cash and cash equivalents,
  beginning of year..............       2,637         1,536              --             --          4,173
                                    ---------      --------       ---------      ---------      ---------
Cash and cash equivalents, end of
  year...........................   $   2,549      $     --       $      --      $      --      $   2,549
                                    =========      ========       =========      =========      =========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 1998

                                               MERISTAR
                                              HOSPITALITY      GUARANTOR     NON-GUARANTOR       TOTAL
                                               OP, L.P.       SUBSIDIARIES    SUBSIDIARIES    CONSOLIDATED
                                            ---------------   ------------   --------------   ------------
Cash flows provided by (used in) operating
  activities..............................     $(232,033)       $ 435,117      $ (16,193)      $ 186,891
Cash flows used in investing activities...      (134,404)        (520,784)      (130,317)       (785,505)
Cash flows provided by financing
  activities..............................       291,881           84,575        144,001         520,457
Effect of exchange rate changes on cash
  and cash equivalents....................            --              204             --             204
                                               ---------        ---------      ---------       ---------
Net decrease in cash and cash
  equivalents.............................       (74,556)            (888)        (2,509)        (77,953)
Cash and cash equivalents, beginning of
  year....................................        77,193            2,424          2,509          82,126
                                               ---------        ---------      ---------       ---------
Cash and cash equivalents, end of year....     $   2,637        $   1,536      $      --       $   4,173
                                               =========        =========      =========       =========

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the Partnership's quarterly results of operations:

                                           2000                                      1999
                          ---------------------------------------   ---------------------------------------
                           FIRST    SECOND     THIRD      FOURTH     FIRST    SECOND     THIRD      FOURTH
                          QUARTER   QUARTER   QUARTER    QUARTER    QUARTER   QUARTER   QUARTER    QUARTER
                          -------   -------   --------   --------   -------   -------   --------   --------
Total revenue...........  $67,080   $81,515   $117,607   $134,483   $64,072   $74,034   $103,193   $133,521
Total operating
  expenses..............   41,339    43,331     42,206     43,469    39,210    38,355     37,388     41,568
Net operating income....   25,741    38,184     75,401     91,014    24,682    35,679     65,805     91,953
Income before
  extraordinary (loss)
  gain..................   (2,986)   11,851     45,633     60,138       755     9,150     41,145     65,157
Net income..............      414    11,851     45,633     60,138       755     9,150     36,594     65,157
Diluted earnings per
  unit..................  $ (0.06)  $  0.23   $   0.85   $   1.15   $  0.01   $  0.17   $   0.75   $   1.17

16. SUPPLEMENTAL CASH FLOW INFORMATION

                                                         2000      1999        1998
                                                       --------   -------   ----------
Cash paid for interest:
  Interest, net of capitalized interest of $8,613,
     $12,540 and $5,182, respectively................  $120,539   $93,491   $   48,156
  Income taxes.......................................       699     1,009        2,388
Non-cash investing and financing activities:
  Long-term debt assumed in purchase of property and
     equipment.......................................        --        --          543
  OP Units issued in purchase of property and
     equipment.......................................        --     1,488       16,932
  Redemption of redeemable OP Units..................        24    29,412       31,430
  Deferred purchase price............................     8,000        --           --
  Book value of assets distributed to spun-off
     affiliate.......................................        --        --       41,449
  Book value of liabilities distributed to spun-off
     affiliate.......................................        --        --      (11,768)
  Book value of debt distributed to spun-off
     affiliate.......................................        --        --       (1,116)
  Fair value of assets acquired in Merger............        --        --    1,306,018
  Fair value of liabilities assumed in Merger........        --        --      (26,167)
  Fair value of debt assumed in Merger...............        --        --     (523,944)

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

17. SUBSEQUENT EVENTS

     On January 26, 2001, the Partnership sold $300,000 of 9.0% senior notes due 2008 and $200,000 of 9.13% senior notes due 2011 (collectively the "Senior Unsecured Notes"). The notes are unsecured obligations of the Partnership. MeriStar, together with a number of the Partnership's subsidiaries, guarantee payment of principal and interest on the notes on a senior unsecured basis. The net proceeds from the sale of $492,000 were used to repay amounts outstanding under the Credit Facility and to make payments to terminate certain agreements that hedged variable interest rates of the loans that were repaid. The terminated swap agreements had notional amounts of $300,000. The Partnership recognized a loss of $9,297 on these terminations.

     In the first quarter 2001, the Partnership wrote-off its $2,112 investment in STS Hotel Net after determining that the carrying value of the investment was not recoverable.

     On May 2, 2001, the Partnership paid $1,504 to acquire four hotel leases from affiliates of Prime Hospitality Corporation. Concurrently, the Partnership signed long-term management contracts with OpCo for these properties.

     On May 9, 2001, the Partnership and MeriStar entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated ("FelCor")and its operating partnership. Under the merger agreement, a wholly-owned subsidiary of FelCor's operating partnership will merge with and into the Partnership, and MeriStar will merge with and into FelCor. Holders of MeriStar common stock will receive 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar's common stock. Holders of OP Units will receive $4.60 in cash and
0.784 FelCor operating partnership units. Class D Preferred OP Units will get Series D preferred units in FelCor operating partnership on a one for one basis. The merger agreement requires the approval of holders of a majority of MeriStar's outstanding shares of common stock and holders of a majority of the outstanding shares of common stock of FelCor. MeriStar currently expects the merger to close during the third quarter of 2001.

                        MERISTAR HOSPITALITY CORPORATION

            SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)

                                                                                COSTS SUBSEQUENT
                                                      INITIAL COST TO COMPANY    TO ACQUISITION
                                                      -----------------------   ----------------
                                                                   BUILDING             BUILDING
                                                                      AND                 AND
                                            ENCUM-                 IMPROVE-             IMPROVE-
DESCRIPTION                                 BRANCES     LAND         MENTS      LAND     MENTS
-----------                                 -------   ---------   -----------   -----   --------
HOTEL ASSETS:
Salt Lake Airport Hilton, UT..............      --    $    770    $   12,828    $  --   $  2,827
Radisson Hotel, Schaumburg, IL............      --       1,080         5,131       --      2,282
Sheraton Hotel, Colorado Springs, CO......      (1)      1,071        14,592        1      3,728
Hilton Hotel, Bellevue, WA................      48       5,211         6,766       --      3,186
Marriott Hotel, Somerset, NJ..............      (1)      1,978        23,001       --      4,390
Westin Atlanta Airport, Atlanta, GA.......      --       2,650        15,926     (300)     9,403
Sheraton Hotel, Charlotte, NC.............      (1)      4,700        11,057       --      3,906
Radisson Hotel Southwest, Cleveland, OH...      --       1,330         6,353       --      4,547
Orange County Airport Hilton, Irvine,
  CA......................................      (1)      9,990         7,993       --      3,133
The Latham Hotel, Washington, DC..........      --       6,500         5,320       --      3,889
Hilton Hotel, Arlington, TX...............      (1)      1,836        14,689       79      2,828
Hilton Hotel, Arlington, VA...............      --       4,000        15,069       --        496
Southwest Hilton, Houston, TX.............      --       2,300        15,665       --      1,244
Embassy Suites, Englewood, CO.............      (1)      2,500        20,700       --      2,782
Holiday Inn, Colorado Springs, CO.........      --       1,600         4,232       --      1,057
Embassy Row Hilton, Washington, DC........      --       2,200        13,247       --      2,240
Hilton Hotel & Towers, Lafayette, LA......      (1)      1,700        16,062       --      1,808
Hilton Hotel, Sacramento, CA..............      (1)      4,000        16,013       --      1,678
Santa Barbara Inn, Santa Barbara, CA......      --       2,600         5,141       --      1,110
San Pedro Hilton, San Pedro, CA...........      --         640         6,047       --      2,300
Doubletree Hotel, Albuquerque, NM.........      (1)      2,700        15,075       --        823
Westchase Hilton & Towers, Houston, TX....      (1)      3,000        23,991       --      1,531
Four Points Hotel, Cherry Hill, NJ........      --       1,700         4,178       --      2,181
Sheraton Great Valley Inn, Frazer, PA.....      --       2,150        11,653       11      2,712
Holiday Inn Calgary Airport, Calgary,
  Alberta, Canada.........................      --         751         5,011      (36)     1,428
Sheraton Hotel Dallas, Dallas, TX.........      --       1,300        17,268       --      2,358
Radisson Hotel Dallas, Dallas, TX.........      --       1,800        17,580       --      1,466
Sheraton Hotel Guildford, Surrey, BC,
  Canada..................................      --       2,366        24,008     (112)      (258)
Doubletree Guest Suites, Indianapolis,
  IN......................................               1,000         8,242       --        893
Ramada Vancouver Centre, Vancouver, BC,
  Canada..................................      --       4,400         7,840     (208)     2,160
Holiday Inn Sports Complex, Kansas City,
  MO......................................      --         420         4,742       --      1,551
Hilton Crystal City, Arlington, VA........      --       5,800        29,879       --      1,036
Doubletree Resort Hotel, Cathedral City,
  CA......................................      --       1,604        16,141       --      2,837
Radisson Hotel & Suites, Chicago, IL......               4,870        39,175       --      1,793
Georgetown Inn, Washington, DC............      --       6,100         7,103       --      1,486
Embassy Suites Center City, Philadelphia,
  PA......................................      (1)      5,500        26,763       --      1,457
Doubletree Hotel Austin, Austin, TX.......      (1)      2,975        25,678       --      2,501
Radisson Plaza Hotel, Lexington, KY.......     240       1,100        30,375       --      6,254
Jekyll Inn, Jekyll Island, GA.............      --          --         7,803       --      3,218
Holiday Inn Metrotown, Burnaby, BC,
  Canada..................................      --       1,115         5,303      (53)     1,292
Embassy Suites International Airport,
  Tucson, AZ..............................      --       1,640        10,444       --      2,214
Westin Morristown, NJ.....................      --       2,500        19,128      100      3,501
Doubletree Hotel Bradley International
  Airport, Windsor Locks, CT..............      --       1,013        10,228       87      1,422
Sheraton Hotel, Mesa, AZ..................      --       1,850        16,938       --      2,315
Metro Airport Hilton & Suites, Detroit,
  MI......................................      --       1,750        12,639       --      1,311
Marriott Hotel, Los Angeles, CA...........      --       5,900        48,250       --      7,208


                                               GROSS AMOUNT AT END OF YEAR
                                            ---------------------------------
                                                        BUILDING     ACCUM-
                                                          AND        ULATED      YEAR OF
                                                        IMPROVE-    DEPRECIA-   CONSTRUC-     DATE
DESCRIPTION                                   LAND       MENTS        TION        TION      ACQUIRED   LIFE
-----------                                 --------   ----------   ---------   ---------   --------   ----
HOTEL ASSETS:
Salt Lake Airport Hilton, UT..............  $    770   $   15,655   $  2,184      1980        3/3/95    40
Radisson Hotel, Schaumburg, IL............     1,080        7,413        908      1979       6/30/95    40
Sheraton Hotel, Colorado Springs, CO......     1,072       18,320      2,387      1974       6/30/95    40
Hilton Hotel, Bellevue, WA................     5,211        9,952      1,108      1979        8/4/95    40
Marriott Hotel, Somerset, NJ..............     1,978       27,391      3,357      1978       10/3/95    40
Westin Atlanta Airport, Atlanta, GA.......     2,350       25,329      3,084      1982      11/15/95    40
Sheraton Hotel, Charlotte, NC.............     4,700       14,963      1,739      1985        2/2/96    40
Radisson Hotel Southwest, Cleveland, OH...     1,330       10,900      1,190      1978       2/16/96    40
Orange County Airport Hilton, Irvine,
  CA......................................     9,990       11,126      1,255      1976       2/22/96    40
The Latham Hotel, Washington, DC..........     6,500        9,209        915      1981        3/8/96    40
Hilton Hotel, Arlington, TX...............     1,915       17,517      2,018      1983       4/17/96    40
Hilton Hotel, Arlington, VA...............     4,000       15,565      1,716      1990       8/23/96    40
Southwest Hilton, Houston, TX.............     2,300       16,909      1,728      1979      10/31/96    40
Embassy Suites, Englewood, CO.............     2,500       23,482      2,380      1986      12/12/96    40
Holiday Inn, Colorado Springs, CO.........     1,600        5,289        482      1974      12/17/96    40
Embassy Row Hilton, Washington, DC........     2,200       15,487      1,482      1969      12/17/96    40
Hilton Hotel & Towers, Lafayette, LA......     1,700       17,870      1,712      1981      12/17/96    40
Hilton Hotel, Sacramento, CA..............     4,000       17,691      1,768      1983      12/17/96    40
Santa Barbara Inn, Santa Barbara, CA......     2,600        6,251        602      1959      12/17/96    40
San Pedro Hilton, San Pedro, CA...........       640        8,347        753      1989       1/28/97    40
Doubletree Hotel, Albuquerque, NM.........     2,700       15,898      1,565      1975       1/31/97    40
Westchase Hilton & Towers, Houston, TX....     3,000       25,522      2,485      1980       1/31/97    40
Four Points Hotel, Cherry Hill, NJ........     1,700        6,359        553      1991       3/20/97    40
Sheraton Great Valley Inn, Frazer, PA.....     2,161       14,365      1,190      1971       3/27/97    40
Holiday Inn Calgary Airport, Calgary,
  Alberta, Canada.........................       715        6,439      1,261      1981        4/1/97    40
Sheraton Hotel Dallas, Dallas, TX.........     1,300       19,626      1,771      1974        4/1/97    40
Radisson Hotel Dallas, Dallas, TX.........     1,800       19,046      1,746      1972        4/1/97    40
Sheraton Hotel Guildford, Surrey, BC,
  Canada..................................     2,254       23,750      3,558      1992        4/1/97    40
Doubletree Guest Suites, Indianapolis,
  IN......................................     1,000        9,135        824      1987        4/1/97    40
Ramada Vancouver Centre, Vancouver, BC,
  Canada..................................     4,192       10,000      1,605      1968        4/1/97    40
Holiday Inn Sports Complex, Kansas City,
  MO......................................       420        6,293        538      1975       4/30/97    40
Hilton Crystal City, Arlington, VA........     5,800       30,915      2,681      1974        7/1/97    40
Doubletree Resort Hotel, Cathedral City,
  CA......................................     1,604       18,978      1,557      1985        7/1/97    40
Radisson Hotel & Suites, Chicago, IL......     4,870       40,968      3,544      1971       7/15/97    40
Georgetown Inn, Washington, DC............     6,100        8,589        655      1962       7/15/97    40
Embassy Suites Center City, Philadelphia,
  PA......................................     5,500       28,220      2,382      1963       8/12/97    40
Doubletree Hotel Austin, Austin, TX.......     2,975       28,179      2,295      1984       8/14/97    40
Radisson Plaza Hotel, Lexington, KY.......     1,100       36,629      2,876      1982       8/14/97    40
Jekyll Inn, Jekyll Island, GA.............        --       11,021        848      1971       8/20/97    40
Holiday Inn Metrotown, Burnaby, BC,
  Canada..................................     1,062        6,595        890      1989       8/22/97    40
Embassy Suites International Airport,
  Tucson, AZ..............................     1,640       12,658        901      1982      10/23/97    40
Westin Morristown, NJ.....................     2,600       22,629      1,626      1962      11/20/97    40
Doubletree Hotel Bradley International
  Airport, Windsor Locks, CT..............     1,100       11,650        838      1985      11/24/97    40
Sheraton Hotel, Mesa, AZ..................     1,850       19,253      1,382      1985       12/5/97    40
Metro Airport Hilton & Suites, Detroit,
  MI......................................     1,750       13,950        995      1989      12/16/97    40
Marriott Hotel, Los Angeles, CA...........     5,900       55,458      3,956      1983      12/18/97    40

                        MERISTAR HOSPITALITY CORPORATION

                                                                                COSTS SUBSEQUENT
                                                      INITIAL COST TO COMPANY    TO ACQUISITION
                                                      -----------------------   ----------------
                                                                   BUILDING             BUILDING
                                                                      AND                 AND
                                            ENCUM-                 IMPROVE-             IMPROVE-
DESCRIPTION                                 BRANCES     LAND         MENTS      LAND     MENTS
-----------                                 -------   ---------   -----------   -----   --------
Austin Hilton & Towers, TX................      --       2,700        15,852       --      2,674
Dallas Renaissance North, TX..............      --       3,400        20,813       --      3,550
Houston Sheraton Brookhollow Hotel, TX....      --       2,500        17,609       --      2,148
Seelbach Hilton, Louisville, KY...........      --       1,400        38,462       --      5,550
Midland Hilton & Towers, TX...............      --         150         8,487       --      1,715
Westin Oklahoma, OK.......................      --       3,500        27,588       --      1,683
Sheraton Hotel, Columbia, MD..............      --       3,600        21,393       --      3,744
Radisson Cross Keys, Baltimore, MD........      --       1,500         5,615       --      1,492
Sheraton Fisherman's Wharf, San Francisco,
  CA......................................      (1)     19,708        61,751       --      2,985
Hartford Hilton, CT.......................      --       4,073        24,458       --      2,824
Holiday Inn Dallas DFW Airport South,
  TX......................................  12,634       3,388        28,847       --          8
Courtyard by Marriott Meadowlands, NJ.....   3,979          --         9,649       --         45
Hotel Maison de Ville, New Orleans, LA....      --         292         3,015       --         (2)
Hilton Hotel Toledo, OH...................      --          --        11,708       --         38
Holiday Inn Select Dallas DFW Airport
  West, TX................................      --         947         8,346       --        213
Holiday Inn Select New Orleans
  International Airport, LA...............      (1)      3,040        25,616       --      2,150
Crowne Plaza Madison, WI..................      (1)      2,629        21,634       --        210
Wyndham Albuquerque Airport Hotel, NM.....      --          --        18,889       --        112
Wyndham San Jose Airport Hotel, CA........      --          --        35,743       --        997
Holiday Inn Select Mission Valley, CA.....               2,410        20,998       --        176
Sheraton Safari Hotel, Lake Buena Vista,
  FL......................................      --       4,103        35,263       --      9,062
Hilton Monterey, CA.......................      --       2,141        17,666       --      4,964
Hilton Hotel Durham, NC...................      --       1,586        15,577       --      2,390
Wyndham Garden Hotel Marietta, GA.........      --       1,900        17,077       --        611
Westin Resort Key Largo, FL...............      --       3,167        29,190       --        340
Doubletree Guest Suites Atlanta, GA.......   8,678       2,236        18,514       --      3,798
Radisson Hotel Arlington Heights, IL......      --       1,540        12,645       --      6,848
Holiday Inn Select Bucks County, PA.......      --       2,610        21,744       --      2,773
Hilton Hotel Cocoa Beach, FL..............      --       2,783        23,076       --      1,784
Radisson Twin Towers Orlando, FL..........      --       9,555        73,486       --      8,209
Crowne Plaza Phoenix, AZ..................      --       1,852        15,957       --      3,448
Hilton Airport Hotel Grand Rapids, MI.....      (1)      2,049        16,657       --        539
Marriott West Loop Houston, TX............      (1)      2,943        23,934       --      2,623
Courtyard by Marriott Durham, NC..........      --       1,406        11,001       --         47
Courtyard by Marriott, Marina Del Rey,
  CA......................................      (1)      3,450        24,534       --        359
Courtyard by Marriott, Century City, CA...      --       2,165        16,465       --         20
Courtyard by Marriott, Lake Buena Vista,
  FL......................................      --          --        41,267       --      2,438
Crowne Plaza, San Jose, CA................      (1)      2,130        23,404      (24)     1,501
Doubletree Hotel Westshore, Tampa, FL.....      --       2,904        23,476       --      7,312
Howard Johnson Resort Key Largo, FL.......      --       1,784        12,419       --        507
Radisson Annapolis, MD....................      --       1,711        13,671       --      1,945
Holiday Inn Fort Lauderdale, FL...........      --       2,381        19,419       --      2,126
Holiday Inn Madeira Beach, FL.............      --       1,781        13,349       --         26
Holiday Inn Chicago O'Hare, IL............  19,080       4,290        72,631       --     12,812
Holiday Inn & Suites Alexandria, VA.......      --       1,769        14,064       --         52
Hilton Clearwater, FL.....................      --          --        69,285       --      3,608
Radisson Rochester, NY....................      --          --         6,499       --      2,520
Radisson Old Towne Alexandria, VA.........      --       2,241        17,796       --      3,690


                                               GROSS AMOUNT AT END OF YEAR
                                            ---------------------------------
                                                        BUILDING     ACCUM-
                                                          AND        ULATED      YEAR OF
                                                        IMPROVE-    DEPRECIA-   CONSTRUC-     DATE
DESCRIPTION                                   LAND       MENTS        TION        TION      ACQUIRED   LIFE
-----------                                 --------   ----------   ---------   ---------   --------   ----
Austin Hilton & Towers, TX................     2,700       18,526      1,291      1974        1/6/98    40
Dallas Renaissance North, TX..............     3,400       24,363      1,708      1979        1/6/98    40
Houston Sheraton Brookhollow Hotel, TX....     2,500       19,757      1,467      1980        1/6/98    40
Seelbach Hilton, Louisville, KY...........     1,400       44,012      3,017      1905        1/6/98    40
Midland Hilton & Towers, TX...............       150       10,202        708      1976        1/6/98    40
Westin Oklahoma, OK.......................     3,500       29,271      2,159      1977        1/6/98    40
Sheraton Hotel, Columbia, MD..............     3,600       25,137      1,513      1972       3/27/98    40
Radisson Cross Keys, Baltimore, MD........     1,500        7,107        417      1973       3/27/98    40
Sheraton Fisherman's Wharf, San Francisco,
  CA......................................    19,708       64,736      4,356      1975        4/2/98    40
Hartford Hilton, CT.......................     4,073       27,282      1,642      1975       5/21/98    40
Holiday Inn Dallas DFW Airport South,
  TX......................................     3,388       28,855      1,747      1974        8/3/98    --
Courtyard by Marriott Meadowlands, NJ.....        --        9,694        581      1993        8/3/98    40
Hotel Maison de Ville, New Orleans, LA....       292        3,013        181      1778        8/3/98    40
Hilton Hotel Toledo, OH...................        --       11,746        708      1987        8/3/98    40
Holiday Inn Select Dallas DFW Airport
  West, TX................................       947        8,559        812      1974        8/3/98    40
Holiday Inn Select New Orleans
  International Airport, LA...............     3,040       27,766      1,610      1973        8/3/98    40
Crowne Plaza Madison, WI..................     2,629       21,844      1,384      1987        8/3/98    40
Wyndham Albuquerque Airport Hotel, NM.....        --       19,001      1,146      1972        8/3/98    40
Wyndham San Jose Airport Hotel, CA........        --       36,740      2,194      1974        8/3/98    40
Holiday Inn Select Mission Valley, CA.....     2,410       21,174      1,282      1970        8/3/98    40
Sheraton Safari Hotel, Lake Buena Vista,
  FL......................................     4,103       44,325      2,437      1985        8/3/98    40
Hilton Monterey, CA.......................     2,141       22,630      1,219      1971        8/3/98    40
Hilton Hotel Durham, NC...................     1,586       17,967        973      1987        8/3/98    40
Wyndham Garden Hotel Marietta, GA.........     1,900       17,688      1,038      1985        8/3/98    40
Westin Resort Key Largo, FL...............     3,167       29,530      1,814      1985        8/3/98    40
Doubletree Guest Suites Atlanta, GA.......     2,236       22,312      1,310      1985        8/3/98    40
Radisson Hotel Arlington Heights, IL......     1,540       19,493        954      1981        8/3/98    40
Holiday Inn Select Bucks County, PA.......     2,610       24,517      1,335      1987        8/3/98    40
Hilton Hotel Cocoa Beach, FL..............     2,783       24,860      1,494      1986        8/3/98    40
Radisson Twin Towers Orlando, FL..........     9,555       81,695      4,701      1972        8/3/98    40
Crowne Plaza Phoenix, AZ..................     1,852       19,405      1,145      1981        8/3/98    40
Hilton Airport Hotel Grand Rapids, MI.....     2,049       17,196      1,033      1979        8/3/98    40
Marriott West Loop Houston, TX............     2,943       26,557      1,563      1976        8/3/98    40
Courtyard by Marriott Durham, NC..........     1,406       11,048        659      1996        8/3/98    40
Courtyard by Marriott, Marina Del Rey,
  CA......................................     3,450       24,893      1,531      1976        8/3/98    40
Courtyard by Marriott, Century City, CA...     2,165       16,485      1,016      1986        8/3/98    40
Courtyard by Marriott, Lake Buena Vista,
  FL......................................        --       43,705      2,565      1972        8/3/98    40
Crowne Plaza, San Jose, CA................     2,106       24,905      1,501      1975        8/3/98    40
Doubletree Hotel Westshore, Tampa, FL.....     2,904       30,788      1,596      1972        8/3/98    40
Howard Johnson Resort Key Largo, FL.......     1,784       12,926        767      1971        8/3/98    40
Radisson Annapolis, MD....................     1,711       15,616        829      1975        8/3/98    40
Holiday Inn Fort Lauderdale, FL...........     2,381       21,545      1,225      1969        8/3/98    40
Holiday Inn Madeira Beach, FL.............     1,781       13,375        811      1972        8/3/98    40
Holiday Inn Chicago O'Hare, IL............     4,290       85,443      4,638      1975        8/3/98    40
Holiday Inn & Suites Alexandria, VA.......     1,769       14,116        882      1985        8/3/98    40
Hilton Clearwater, FL.....................        --       72,893      4,298      1980        8/3/98    40
Radisson Rochester, NY....................        --        9,019        438      1971        8/3/98    40
Radisson Old Towne Alexandria, VA.........     2,241       21,486      1,223      1975        8/3/98    40

                        MERISTAR HOSPITALITY CORPORATION

                                                                                COSTS SUBSEQUENT
                                                      INITIAL COST TO COMPANY    TO ACQUISITION
                                                      -----------------------   ----------------
                                                                   BUILDING             BUILDING
                                                                      AND                 AND
                                            ENCUM-                 IMPROVE-             IMPROVE-
DESCRIPTION                                 BRANCES     LAND         MENTS      LAND     MENTS
-----------                                 -------   ---------   -----------   -----   --------
Ramada Inn Clearwater, FL.................      --       1,270        13,453       --         89
Richmond Hotel and Conference Center......      --         245         3,380       --         58
Crowne Plaza Las Vegas, NV................      --       3,006        24,011       --         15
Crowne Plaza Portland, OR.................   4,917       2,950        23,254       --         58
Four Points Hotel, Mt Arlington, NJ.......   4,328       6,553         6,058       --         64
Ramada Inn Mahwah, NJ.....................      --       1,117         8,994       --        121
Ramada Plaza Meriden, CT..................      --       1,247        10,057       --         12
Ramada Plaza Shelton, CT..................   4,567       2,040        16,235       --         28
Sheraton Crossroads Mahwah, NJ............      --       3,258        26,185       --        188
St. Tropez Suites, Las Vegas, NV..........      --       3,027        24,429       --         24
Doral Forrestal, Princeton, NJ............      --       9,578        57,555       --      7,135
South Seas Plantation, Captiva, FL........      --       3,084        83,573       --      7,161
Radisson Suites Beach Resort, Marco
  Island, FL..............................      --       7,120        35,300       --      2,103
Best Western Sanibel Island, FL...........      --       3,868         3,984       17        302
The Dunes Golf & Tennis Club, Sanibel
  Island, FL..............................      --       7,705         3,043        9         21
Sanibel Inn, Sanibel Island, FL...........      --       8,482        12,045       --        (74)
Seaside Inn, Sanibel Island, FL...........      --       1,702         6,416       22         73
Song of the Sea, Sanibel Island, FL.......      --         339         3,223       19         31
Sundial Beach Resort, Sanibel Island,
  FL......................................      --         320        12,009       --        556
Holiday Inn, Madison, WI..................      --       4,143         6,692       --         78
Safety Harbor Resort and Spa, Sanibel
  Island, FL..............................      --         732        19,618       --      1,538
                                                      --------    ----------    -----   --------
                                                      $317,460    $2,207,320    $(388)  $253,769
                                                      ========    ==========    =====   ========


                                               GROSS AMOUNT AT END OF YEAR
                                            ---------------------------------
                                                        BUILDING     ACCUM-
                                                          AND        ULATED      YEAR OF
                                                        IMPROVE-    DEPRECIA-   CONSTRUC-     DATE
DESCRIPTION                                   LAND       MENTS        TION        TION      ACQUIRED   LIFE
-----------                                 --------   ----------   ---------   ---------   --------   ----
Ramada Inn Clearwater, FL.................     1,270       13,542      1,612      1969        8/3/98    40
Richmond Hotel and Conference Center......       245        3,438        712      1975        8/3/98    40
Crowne Plaza Las Vegas, NV................     3,006       24,026      2,593      1989        8/3/98    40
Crowne Plaza Portland, OR.................     2,950       23,312      2,623      1988        8/3/98    40
Four Points Hotel, Mt Arlington, NJ.......     6,553        6,122        645      1984        8/3/98    40
Ramada Inn Mahwah, NJ.....................     1,117        9,115        898      1972        8/3/98    40
Ramada Plaza Meriden, CT..................     1,247       10,069        974      1985        8/3/98    40
Ramada Plaza Shelton, CT..................     2,040       16,263      1,529      1989        8/3/98    40
Sheraton Crossroads Mahwah, NJ............     3,258       26,373      2,785      1986        8/3/98    40
St. Tropez Suites, Las Vegas, NV..........     3,027       24,453      2,360      1986        8/3/98    40
Doral Forrestal, Princeton, NJ............     9,578       64,690      3,726      1981       8/11/98    40
South Seas Plantation, Captiva, FL........     3,084       90,734      6,525      1975       10/1/98    40
Radisson Suites Beach Resort, Marco
  Island, FL..............................     7,120       37,403      4,106      1983       10/1/98    40
Best Western Sanibel Island, FL...........     3,885        4,286        665      1967       10/1/98    40
The Dunes Golf & Tennis Club, Sanibel
  Island, FL..............................     7,714        3,064        246      1964       10/1/98    40
Sanibel Inn, Sanibel Island, FL...........     8,482       11,971        989      1964       10/1/98    40
Seaside Inn, Sanibel Island, FL...........     1,724        6,489        481      1964       10/1/98    40
Song of the Sea, Sanibel Island, FL.......       358        3,254        280      1964       10/1/98    40
Sundial Beach Resort, Sanibel Island,
  FL......................................       320       12,565        806      1975       10/1/98    40
Holiday Inn, Madison, WI..................     4,143        6,770        337      1965       1/11/99    40
Safety Harbor Resort and Spa, Sanibel
  Island, FL..............................       732       21,156      1,547      1926       5/31/00    40
                                            --------   ----------   --------
                                            $317,072   $2,461,089   $188,647
                                            ========   ==========   ========

---------------

(1) These properties secure the New Secured Facility which, as of December 31, 2000, had an outstanding balance of $324,554.

                        MERISTAR HOSPITALITY CORPORATION

     The components of hotel property and equipment are as follows:

                                                              PROPERTY AND   ACCUMULATED
                                                               EQUIPMENT     DEPRECIATION
                                                              ------------   ------------
Land........................................................   $  317,072      $     --
Building and Improvements...................................    2,461,089       188,647
Furniture and equipment.....................................      338,350        98,582
Construction in progress....................................       77,219            --
                                                               ----------      --------
          Total property and equipment......................   $3,193,730      $287,229
                                                               ==========      ========

     A reconciliation of the Company's investment in hotel property and equipment and related accumulated depreciation is as follows:

                                                      2000         1999         1998
                                                   ----------   ----------   ----------
Hotel property and equipment
Balance, beginning of period.....................  $3,118,723   $2,957,543   $  947,597
Acquisitions during period.......................      19,618       12,081    1,865,142
Improvements and construction-in-progress........      78,911      160,294      144,804
Cost of real estate sold.........................     (23,522)     (11,195)          --
                                                   ----------   ----------   ----------
Balance, end of period...........................   3,193,730    3,118,723    2,957,543
                                                   ----------   ----------   ----------
Accumulated depreciation
Balance, beginning of period.....................     182,430       83,797       26,858
Additions-depreciation expense...................     107,363       99,297       56,939
Cost of real estate sold.........................      (2,564)        (664)          --
                                                   ----------   ----------   ----------
Balance, end of period...........................     287,229      182,430       83,797
                                                   ----------   ----------   ----------
Net hotel property and equipment, end of
  period.........................................  $2,906,501   $2,936,293   $2,873,746
                                                   ==========   ==========   ==========

                                                                      APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG
                       FELCOR LODGING TRUST INCORPORATED,
                                      AND
                      FELCOR LODGING LIMITED PARTNERSHIP,
                                ON THE ONE HAND,
                                      AND
                        MERISTAR HOSPITALITY CORPORATION
                                      AND
               MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.,
                               ON THE OTHER HAND

                            DATED AS OF MAY 9, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
ARTICLE 1 -- The Merger..........................................         A-2
  1.1      The Merger..................................................   A-2
  1.2      Closing.....................................................   A-2
  1.3      Effective Time..............................................   A-2
  1.4      Effects of the Merger.......................................   A-2
  1.5      Charters and Bylaws.........................................   A-2
  1.6      Directors and Officers......................................   A-2
ARTICLE 2 -- Treatment of Shares.................................         A-3
  2.1      Effect of the Merger on Stock...............................   A-3
  2.2      Delivery of Merger Consideration............................   A-3
ARTICLE 3 -- Certain Transactions Relating to the MeriStar OP....         A-7
  3.1      Merger of MeriStar OP and FelCor OP.........................   A-7
  3.2      Closing and Effectiveness...................................   A-7
  3.3      Effects of OP Merger........................................   A-7
  3.4      Certificate of Limited Partnership and Partnership
             Agreement.................................................   A-7
  3.5      Effect of the OP Merger on Partnership Interests............   A-7
  3.6      Issuance of New Certificates for FelCor OP Units............   A-8
ARTICLE 4 -- Representations and Warranties of the MeriStar Parties...    A-9
  4.1      Organization, Standing and Power of MeriStar................   A-9
  4.2      MeriStar Subsidiaries.......................................   A-9
  4.3      MeriStar Structure..........................................  A-11
  4.4      Organization, Standing and Power of MeriStar OP.............  A-12
  4.5      Registration Rights.........................................  A-12
  4.6      Authority; Noncontravention; Consents.......................  A-12
  4.7      SEC Documents; Financial Statements; Undisclosed
             Liabilities...............................................  A-13
  4.8      Absence of Certain Changes or Events........................  A-13
  4.9      Litigation..................................................  A-14
  4.10     Properties..................................................  A-14
  4.11     Employee Benefits...........................................  A-15
  4.12     Labor Matters; Employees....................................  A-17
  4.13     Taxes.......................................................  A-17
  4.14     No Payments to Employees, Officers or Directors.............  A-19
  4.15     Brokers, Fees and Expenses..................................  A-19
  4.16     Contracts; Debt Instruments.................................  A-20
  4.17     Environmental Matters.......................................  A-20
  4.18     Compliance with Laws........................................  A-21
  4.19     Opinion of Financial Advisor................................  A-21
  4.20     Maryland Takeover Law.......................................  A-21
  4.21     Information Supplied........................................  A-21
  4.22     Investment Company Act of 1940..............................  A-21
  4.23     Definition of Knowledge of MeriStar.........................  A-21
  4.24     Voting Requirements.........................................  A-21
  4.25     Related Party Agreements....................................  A-22
ARTICLE 5 -- Representations and Warranties of the FelCor Parties...     A-22
  5.1      Organization, Standing and Power of FelCor..................  A-22
  5.2      FelCor Subsidiaries.........................................  A-22
  5.3      FelCor Structure............................................  A-23
  5.4      Organization, Standing and Power of FelCor OP...............  A-24

                                                                         PAGE
                                                                         ----
  5.5      Authority; Noncontravention; Consents.......................  A-24
  5.6      SEC Documents; Financial Statements; Undisclosed
             Liabilities...............................................  A-25
  5.7      Absence of Certain Changes or Events........................  A-26
  5.8      Litigation..................................................  A-26
  5.9      Properties..................................................  A-26
  5.10     Employee Benefit Plans; Labor Matters.......................  A-28
  5.11     Taxes.......................................................  A-29
  5.12     No Payments to Employees, Officers or Directors.............  A-31
  5.13     Brokers, Fees and Expenses..................................  A-31
  5.14     Contracts; Debt Instruments.................................  A-31
  5.15     Environmental Matters.......................................  A-31
  5.16     Compliance with Laws........................................  A-32
  5.17     Opinion of Financial Advisor................................  A-32
  5.18     Maryland Takeover Laws......................................  A-32
  5.19     Information Supplied........................................  A-32
  5.20     Investment Company Act of 1940..............................  A-32
  5.21     Definition of Knowledge of FelCor...........................  A-32
  5.22     Voting Requirements.........................................  A-33
ARTICLE 6 -- Covenants...........................................        A-33
  6.1      No Solicitation by MeriStar.................................  A-33
  6.2      No Solicitation by FelCor...................................  A-34
  6.3      Conduct of MeriStar's Business Pending Merger...............  A-35
  6.4      Conduct of FelCor's Business Pending Merger.................  A-37
  6.5      Interim Transactions Committee..............................  A-38
  6.6      Compliance with the Securities Act..........................  A-39
  6.7      Filing of Certain Reports...................................  A-39
  6.8      Other Actions...............................................  A-39
ARTICLE 7 -- Additional Covenants................................        A-39
  7.1      Preparation of the Registration Statement and the Proxy
             Statement; MeriStar Stockholders Meeting and FelCor
             Stockholders Meeting......................................  A-39
  7.2      Access to Information: Confidentiality......................  A-41
  7.3      Regulatory Matters..........................................  A-41
  7.4      Directors' and Officers' Indemnification....................  A-41
  7.5      Public Announcements........................................  A-42
  7.6      Employment Agreements and Workforce Matters.................  A-42
  7.7      Employee Benefit Plans......................................  A-42
  7.8      Stock Option and Other Stock Plans..........................  A-43
  7.9      Registration Statements.....................................  A-44
  7.10     Reorganization Status.......................................  A-45
  7.11     NYSE Listing................................................  A-45
  7.12     Transfer Taxes..............................................  A-45
  7.13     Payment of MeriStar Debt....................................  A-45
  7.14     Resignations................................................  A-45
  7.15     Assumption of Debt..........................................  A-45
  7.16     Tax Provision...............................................  A-45
  7.17     Financing...................................................  A-45
  7.18     Relationship with MeriStar Hotels & Resorts.................  A-46
  7.19     Completion of Capital Projects..............................  A-46
  7.20     Commercially Reasonable Efforts and Cooperation.............  A-46
  7.21     Financing Commitment........................................  A-46

                                                                         PAGE
                                                                         ----
ARTICLE 8 -- Conditions..........................................        A-47
  8.1      Conditions to Each Party's Obligation to Effect the
             Merger....................................................  A-47
  8.2      Conditions to Obligations of the MeriStar Parties...........  A-48
  8.3      Conditions to Obligations of the FelCor Parties.............  A-48
  8.4      Frustration of Closing Conditions...........................  A-49
ARTICLE 9 -- Termination, Amendment and Waiver...................        A-49
  9.1      Termination.................................................  A-49
  9.2      Certain Fees and Expenses...................................  A-50
  9.3      Effect of Termination.......................................  A-52
  9.4      Amendment...................................................  A-52
  9.5      Extension; Waiver...........................................  A-53
ARTICLE 10 -- General Provisions.................................        A-53
 10.1      Nonsurvival of Representations and Warranties...............  A-53
 10.2      Notices.....................................................  A-53
 10.3      Interpretation..............................................  A-54
 10.4      Counterparts................................................  A-54
 10.5      Entire Agreement; No Third-Party Beneficiaries..............  A-54
 10.6      Governing Law...............................................  A-54
 10.7      Assignment..................................................  A-54
 10.8      Enforcement.................................................  A-54
 10.9      Severability................................................  A-55
EXHIBITS
Exhibit "A"   Articles of Merger
Exhibit "B"   Certificate of Merger for OP Merger
Exhibit "C"   Form of Affiliate Agreement
SCHEDULES
Schedule 1.6(a) List of Directors of Surviving Corporation
Schedule 7.18    Term Sheet

                             INDEX OF DEFINED TERMS

DEFINED TERM                                                       SECTION
------------                                                   ---------------
1940 Act....................................................   4.22
Affiliates..................................................   6.6
Agreement...................................................   Preamble
Amended FelCor Bylaws.......................................   1.5
Amended FelCor Charter......................................   1.5
Articles of Merger..........................................   Recitals
Assumed Option..............................................   7.8(a)
Assumed Option Shares.......................................   7.8(c)
Base Amount.................................................   9.2(d)
Break-Up Expenses...........................................   9.2(e)
Break-Up Fee................................................   9.2(d)
Break-Up Fee Ruling.........................................   9.2(d)
Break-Up Fee Tax Opinion....................................   9.2(d)
Canceled Shares.............................................   2.2(b)
Cash Consideration..........................................   2.1(a)
Certificate or Certificates.................................   2.2(b)
Closing.....................................................   1.2
Closing Date................................................   1.2
Closing Price...............................................   9.1(l)
Code........................................................   Recitals
Confidentiality Agreement...................................   7.2
Continuing Employee.........................................   7.7(a)
Controlled Group............................................   4.11
Department..................................................   1.3
DRULPA......................................................   3.1
Effective Time..............................................   1.3
Encumbrances................................................   4.10(a)
Environmental Laws..........................................   4.17
ERISA.......................................................   4.11
Excess Shares...............................................   2.2(d)
Exchange Act................................................   4.7
Exchange Agent..............................................   2.2(a)
Exchange Factor.............................................   3.5(e)
Exchange Fund...............................................   2.2(a)
Exchange Ratio..............................................   2.1(a)
Exchange Registration.......................................   7.9(b)
FelCor......................................................   Preamble
FelCor Acquisition Proposal.................................   6.2(a)
FelCor Benefit Plans........................................   5.10(a)
FelCor Budget and Schedule..................................   5.9(e)
FelCor Bylaws...............................................   1.5
FelCor Charter..............................................   1.5
FelCor Class B Units........................................   5.2(a)
FelCor Class C Units........................................   3.5(c)
FelCor Class D Units........................................   3.5(d)
FelCor Commitment...........................................   6.4(h)
FelCor Common Stock.........................................   2.1(a)
FelCor Common Units.........................................   3.5(a)
FelCor Deferred Stock.......................................   5.3(b)

DEFINED TERM                                                       SECTION
------------                                                   ---------------
FelCor Disclosure Letter....................................   Article 5 Intro
FelCor Financial Statement Date.............................   5.7
FelCor Franchise Agreements.................................   5.9(g)
FelCor Ground Leases........................................   5.9(f)
FelCor LLC..................................................   5.2(a)
FelCor Management Agreements................................   5.9(h)
FelCor Material Adverse Change..............................   5.7
FelCor Material Adverse Effect..............................   5.1
FelCor OP...................................................   Preamble
FelCor OP Certificate.......................................   3.4
FelCor OP Unit Holder.......................................   5.2(a)
FelCor OP Units.............................................   5.2(a)
FelCor Operating Partnership Agreement......................   5.2(a)
FelCor Options..............................................   5.3(a)
FelCor Parties..............................................   Preamble
FelCor Plans................................................   5.3(a)
FelCor Properties...........................................   5.9(a)
FelCor Restricted Stock Grants..............................   5.3(b)
FelCor SEC Documents........................................   5.6
FelCor Series A Preferred Stock.............................   5.3(a)
FelCor Series A Preferred Units.............................   5.2(a)
FelCor Series B Preferred Stock.............................   5.3(a)
FelCor Series B Preferred Units.............................   5.2(a)
FelCor Stockholder Approval.................................   5.5(a)
FelCor Stockholders Meeting.................................   7.1(e)
FelCor Subsidiary(ies)......................................   5.2(b)
FelCor Superior Proposal....................................   6.2(b)
FelCor Tax Protection Agreements............................   5.11(k)
FelCor Title Policies.......................................   5.9(a)
Final MeriStar Dividend.....................................   2.2(c)(ii)
Final MeriStar OP Distribution..............................   2.2(c)(ii)
GAAP........................................................   4.7
Governmental Entity.........................................   4.6(b)
Hazardous Materials.........................................   4.17
Indebtedness................................................   4.16(b)
Indemnified Parties.........................................   7.4(a)
Indentures..................................................   7.15
Interim Transactions Committee..............................   6.5
J&G.........................................................   8.1(h)
Knowledge of FelCor.........................................   5.21
Knowledge of MeriStar.......................................   4.23
Laws........................................................   4.6(b)
Liens.......................................................   4.2(a)
Market Price................................................   2.2(e)
Merger......................................................   Recitals
Merger Consideration........................................   2.1(a)
MeriStar....................................................   Preamble
MeriStar Acquisition Proposal...............................   6.1(a)
MeriStar Benefit Plans......................................   4.11
MeriStar Budget and Schedule................................   4.10(e)
MeriStar Bylaws.............................................   4.1

DEFINED TERM                                                       SECTION
------------                                                   ---------------
MeriStar Charter............................................   4.1
MeriStar Class B Units......................................   3.5(b)
MeriStar Class C Units......................................   3.5(c)
MeriStar Class D Units......................................   3.5(d)
MeriStar Commitment.........................................   6.3(h)
MeriStar Common Stock.......................................   2.1(a)
MeriStar Common Units.......................................   3.5(a)
MeriStar Convertible Notes..................................   4.3(a)
MeriStar Disclosure Letter..................................   Article 4 Intro
MeriStar Financial Statement Date...........................   4.8
MeriStar Franchise Agreements...............................   4.10(g)
MeriStar GP Interest........................................   3.5(f)
MeriStar Ground Leases......................................   4.10(f)
MeriStar Hotels & Resorts...................................   4.25
MeriStar Incentive Plan.....................................   4.3(a)
MeriStar LP.................................................   4.2(a)
MeriStar Management Agreements..............................   4.10(h)
MeriStar Material Adverse Change............................   4.8
MeriStar Material Adverse Effect............................   4.1
MeriStar OP.................................................   Preamble
MeriStar OP Partnership Agreement...........................   4.2(a)
MeriStar OP Unit Holder.....................................   3.6(a)
MeriStar OP Units...........................................   3.5(g)
MeriStar Options............................................   4.3(b)
MeriStar Parties............................................   Preamble
MeriStar POP Units..........................................   3.5(e)
MeriStar Properties.........................................   4.10(a)
MeriStar SEC Documents......................................   4.7
MeriStar Stock Option.......................................   7.8(a)
MeriStar Stockholder Approvals..............................   4.6(a)
MeriStar Stockholders Meeting...............................   7.1(d)
MeriStar Subsidiary(ies)....................................   4.2(b)
MeriStar Superior Proposal..................................   6.1(b)
MeriStar Tax Protection Agreements..........................   4.13(l)
MeriStar Title Policies.....................................   4.10(a)
MeriStar Transfer Agent.....................................   2.2(c)(ii)
MGCL........................................................   1.1
New FelCor OP Units.........................................   3.5(g)
NYSE........................................................   1.2
OP Merger...................................................   Recitals
OP Merger Articles..........................................   3.2
OP Merger Closing...........................................   3.2
POP Unit Plan...............................................   3.5(e)
Paul Weiss..................................................   8.1(h)
Payor.......................................................   9.2(d)
Person......................................................   2.2(h)
Proxy Statement.............................................   7.1(a)
Qualifying Income...........................................   9.2(d)
Ratification Agreement......................................   3.6(a)
Recipient...................................................   9.2(d)
Registration Statement......................................   7.1(a)

DEFINED TERM                                                       SECTION
------------                                                   ---------------
REIT........................................................   4.13(g)
REIT Requirements...........................................   9.2(d)
Restated Partnership Agreement..............................   3.4
SEC.........................................................   4.6(b)
Securities Act..............................................   4.7
Share Consideration.........................................   2.1(a)
Shelf Registration..........................................   7.9(a)
Significant Subsidiary......................................   6.1(a)
Stockholder Approvals.......................................   5.5(a)
Subsidiary..................................................   4.2(b)
Surviving Corporation.......................................   1.1
Surviving Partnership.......................................   3.1
Tax(es).....................................................   4.13(m)
Tax Returns.................................................   4.13(m)
Transactions................................................   Recitals
Vested......................................................   3.5(e)
WARN........................................................   4.12(d)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 9, 2001, by and among FELCOR LODGING TRUST INCORPORATED, a Maryland corporation ("FelCor"), and FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership ("FelCor OP" and, together with FelCor, the "FelCor Parties"), on the one hand, and MERISTAR HOSPITALITY CORPORATION, a Maryland corporation ("MeriStar"), and MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P., a Delaware limited partnership ("MeriStar OP" and, together with MeriStar, the "MeriStar Parties"), on the other hand.

                                      RECITALS:

     A. The Board of Directors of FelCor and the Board of Directors of MeriStar have each determined that a business combination between FelCor and MeriStar on substantially the terms and conditions set forth in this Agreement is advisable and in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits and, accordingly, have agreed to effect the merger (the "Merger") of MeriStar with and into FelCor, with FelCor being the surviving corporation, upon the terms and subject to the conditions set forth herein.

     B. Upon the terms and conditions set forth herein, MeriStar and FelCor shall execute Articles of Merger (the "Articles of Merger") in substantially the form attached hereto as Exhibit "A" and shall file such Articles of Merger in accordance with applicable Maryland law to effectuate the Merger.

     C. For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

     D. Concurrent with the Merger, the MeriStar Parties and the FelCor Parties will effect a merger of MeriStar OP with and into FelCor OP as contemplated by
Section 3.1, with FelCor OP as the survivor (the "OP Merger") (the Merger, together with the other transactions, including without limitation, the OP Merger, contemplated by this Agreement, being referred to collectively herein as the "Transactions").

     E. The FelCor Parties and the MeriStar Parties desire to make certain representations, warranties and agreements in connection with the Transactions.

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Maryland General Corporation Law ("MGCL"), MeriStar shall be merged with and into FelCor at the Effective Time (as defined in Section 1.3). FelCor shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of Maryland under the name "FelCor Lodging Trust Incorporated." The effects and consequences of the Merger are set forth in Sections 1.4 through 1.6 and Article 2 hereof. FelCor, after the Effective Time, is sometimes referred to herein as the "Surviving Corporation."

     1.2 CLOSING. The closing of the Merger (the "Closing") shall take place at the offices of Jenkens & Gilchrist, a Professional Corporation, 1445 Ross Avenue, Suite 3200, Dallas, Texas 75202, at 10:00 A.M. local time, on the third New York Stock Exchange, Inc. ("NYSE") trading day immediately following the date on which the last of the conditions set forth in Article 8 hereof (other than conditions with respect to actions the respective parties will take at the Closing) is first fulfilled or has been waived, if all such conditions continue to be so satisfied or waived on such third trading day. If all such conditions are not so satisfied or waived, the Closing shall be automatically extended from time to time until the first subsequent trading day on which all such conditions are again so satisfied or waived, subject, however, to Article 9 hereof. Alternatively, the Closing may occur at such other time, date and place as MeriStar and FelCor shall mutually agree in writing. The date on which the Closing occurs is the "Closing Date."

     1.3 EFFECTIVE TIME. The Merger shall become effective (the "Effective Time") at 9:00 a.m., New York City time, on the NYSE trading day immediately following the Closing Date or, if later, such date and time as the State Department of Assessments and Taxation of Maryland ("Department") accepts the Articles of Merger for record, or such other time specified in the Articles of Merger (not to exceed 30 calendar days after the Articles of Merger are accepted for record by the Department). Unless otherwise agreed, the parties will cause the Effective Time to occur at 9:00 a.m., New York City time, on the NYSE trading day immediately following the Closing Date.

     1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the MGCL.

     1.5 CHARTERS AND BYLAWS. The charter of FelCor, as in effect on the date hereof (the "FelCor Charter"), and as amended, prior to or at the Effective Time, to reflect such matters as the parties may agree upon (the "Amended FelCor Charter"), shall be the charter of the Surviving Corporation until thereafter amended as provided by applicable law. The bylaws of FelCor, as in effect on the date hereof (the "FelCor Bylaws"), and as amended, prior to the Effective Time, to reflect such matters as the parties may agree upon (the "Amended FelCor Bylaws"), shall be the bylaws of the Surviving Corporation until thereafter amended as provided by applicable law, the Amended FelCor Charter and such Amended FelCor Bylaws.

     1.6  DIRECTORS AND OFFICERS.

     (a) The directors of the Surviving Corporation immediately following the Effective Time shall be the persons named on Schedule 1.6(a) to this Agreement, each of whom shall serve as a "Class I," "Class II" or "Class III" director, as specified on such schedule, until the earlier of his resignation or removal or until his successor is duly elected and qualifies.

     (b) FelCor and MeriStar agree that, in the event any person set forth on
Schedule 1.6(a) is unable or otherwise fails to serve, for any reason, as a director of the Surviving Corporation at the Effective Time, then (i) if such person was a member of the Board of Directors of MeriStar as of the date hereof, MeriStar shall have the right to designate another individual, subject to FelCor's reasonable approval, to serve as a director of the Surviving Corporation at the Effective Time, (ii) if such person was a member of the Board of Directors of FelCor as of the date hereof, FelCor shall have the right to designate another individual, subject to MeriStar's reasonable approval, to serve as a director of the Surviving Corporation at the Effective Time or (iii) if such person was not a member of the Board of Directors of either MeriStar or FelCor as of the date hereof, a majority of the persons set forth on Schedule 1.6(a) shall have the right to designate another individual to serve as a director of the Surviving Corporation at the Effective Time. FelCor shall use its best efforts to have any person designated to be a director pursuant to the previous sentence appointed as a director.

     (c) The officers of FelCor immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to serve until the earlier of his resignation or removal or until his successor is duly elected and qualifies.

                                   ARTICLE 2

                              TREATMENT OF SHARES

     2.1  EFFECT OF THE MERGER ON STOCK.

     (a) Common Stock of MeriStar. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any stock of MeriStar, subject to Section 2.1(b), each issued and outstanding share of common stock, par value $0.01 per share, of MeriStar ("MeriStar Common Stock"), other than shares of MeriStar Common Stock to be canceled pursuant to Section 2.1(b), shall be converted into (i) the right to receive cash in the amount of $4.60 (the "Cash Consideration"), without interest, and (ii) 0.784 (the "Exchange Ratio") of one fully paid and nonassessable share of common stock, par value $0.01 per share, of FelCor ("FelCor Common Stock"). All such shares of MeriStar Common Stock automatically shall be canceled and retired and shall cease to exist and be outstanding, and each certificate previously evidencing any such shares shall thereafter represent such number of whole shares of FelCor Common Stock into which such MeriStar Common Stock was converted in accordance with the Exchange Ratio (the "Share Consideration") and the right to receive, without interest, the Cash Consideration (collectively with the Share Consideration, the "Merger Consideration"). The holders of such certificates previously representing such shares of MeriStar Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of MeriStar Common Stock, except as otherwise provided herein or by law. No fractional share of FelCor Common Stock shall be issued in connection with the Merger. In lieu thereof, a cash payment shall be made to each holder of a fractional share interest pursuant to Section 2.2(d) or Section 2.2(e). If, between the date of this Agreement and the Effective Time, the outstanding shares of MeriStar Common Stock or FelCor Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Consideration and Exchange Ratio each shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     (b) Cancellation of Certain Shares of MeriStar Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, any shares of MeriStar Common Stock that are owned by MeriStar or any MeriStar Subsidiary (defined herein) (other than any shares held in a fiduciary capacity) or by FelCor or any FelCor Subsidiary (as defined herein) shall be canceled and retired and shall cease to exist, and no Merger Consideration or other consideration shall be issued or delivered in exchange therefor.

     (c) Stock of FelCor. Each issued and outstanding share of FelCor Common Stock, FelCor Series A Preferred Stock (as defined herein) and FelCor Series B Preferred Stock (as defined herein) outstanding immediately prior to the Effective Time will remain outstanding, and each certificate representing outstanding shares of FelCor Common Stock, FelCor Series A Preferred Stock and FelCor Series B Preferred Stock will thereafter represent an equal number of shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, as the case may be, of the Surviving Corporation.

     2.2  DELIVERY OF MERGER CONSIDERATION.

     (a) Deposit with Exchange Agent. As soon as practicable after the Effective Time, FelCor shall deposit, in trust for the benefit of holders of shares of MeriStar Common Stock to be converted pursuant

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to Section 2.1, with FelCor's transfer agent (the "Exchange Agent"), certificates representing that number of shares of FelCor Common Stock required to effect the issuance of the Share Consideration referred to in Section 2.1(a), and cash in the amount required to effect the payment of the aggregate Cash Consideration referred to in Section 2.1(a) and the payment of cash in lieu of fractional shares pursuant to Section 2.2(d) or 2.2(e) (collectively, the "Exchange Fund"). The Exchange Fund shall not be used for any purpose other than as contemplated by this Agreement.

     (b) Delivery Procedures. As soon as practicable after the Effective Time, FelCor shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates (the "Certificate" or the "Certificates") which immediately prior to the Effective Time represented outstanding shares of MeriStar Common Stock (the "Canceled Shares") that were converted pursuant to
Section 2.1(a): (i) a letter of transmittal in customary and reasonable form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the MeriStar Common Stock. For purposes of the immediately preceding sentence, FelCor may rely conclusively on the stockholder records of MeriStar in determining the identity of, and the number of Canceled Shares held by, each holder of a Certificate at the Effective Time. Without limitation to the rights under Section 2.2(c), upon surrender of a Certificate to the Exchange Agent for cancellation (or to such other agent or agents as may be appointed by FelCor), together with a duly executed letter of transmittal and such other customary documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive, with respect to the shares of MeriStar Common Stock formerly represented thereby (A) a certificate or certificates representing that number of whole shares of FelCor Common Stock into which such shares of MeriStar Common Stock were converted pursuant to the provisions of
Section 2.1(a), (B) a check in payment of the Cash Consideration, without interest, which such holder has the right to receive pursuant to the provisions of Section 2.1(a), and (C) a check in payment of the cash in lieu of fractional shares, without interest, which such holder is entitled to receive pursuant to
Section 2.2(d) or (e). Until such surrender of a Certificate in compliance with the immediately preceding sentence, FelCor shall have no obligation to deliver the items required by clauses (A) through (C) of such sentence. FelCor shall cause all shares of FelCor Common Stock issued pursuant to the Merger to be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

     (c) Certain Distributions.

          (i) The FelCor Parties and the MeriStar Parties each shall authorize under applicable law a dividend or distribution to their respective stockholders and partners, as the case may be, for which the record date shall be the close of business on the Closing Date; provided, however, that such authorization shall not be made if the Closing Date occurs within 15 days after the record date for a regularly scheduled dividend or distribution by the FelCor Parties, unless FelCor elects in its discretion to require both such authorizations to occur. The dividend or distribution shall be equal to such parties' most recent quarterly dividend or distribution rate for such stockholders and partners, as the case may be, multiplied by a fraction, the numerator of which is the number of days elapsed since the last dividend record date through and including the Effective Time, and the denominator of which is 91. Any dividend or distribution made by the FelCor Parties pursuant to this Section 2.2(c)(i) shall be paid in the ordinary course of business consistent with the past practice of such parties as to the manner and timing of payment. Any dividend or distribution made by the MeriStar Parties pursuant to this
     Section 2.2(c)(i) shall be paid pursuant to the procedures set forth in
     Section 2.2(c)(ii).

          (ii) If, after taking into account (A) the regular quarterly dividends or distributions declared by MeriStar to its stockholders with respect to its taxable year ending at the Effective Time and (B) any dividend or distribution that is to be paid to holders of MeriStar Common Stock under
     Section 2.2(c)(i), MeriStar would fail to satisfy the requirements of
     Section 857(a)(1) of the Code for the taxable year of MeriStar ending at the Effective Time, then either (X) the amount of the dividend or distribution with respect to MeriStar Common Stock under Section 2.2(c)(i) shall be increased or (Y) if no dividend or distribution was declared by MeriStar under Section 2.2(c)(i),
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     MeriStar shall declare a dividend, in either event in an amount sufficient for MeriStar to satisfy the requirements of Section 857(a)(1) of the Code for such period. Any dividend or distribution made by MeriStar pursuant to
     Section 2.2(c)(i) and/or pursuant to this Section 2.2(c)(ii) (the "Final MeriStar Dividend") shall be declared and paid to holders of shares of MeriStar Common Stock as of a record date which shall be the close of business on the Closing Date. Any Final MeriStar Dividend shall be paid by MeriStar to the stock transfer agent of MeriStar (the "MeriStar Transfer Agent") on the Closing Date, and the MeriStar Transfer Agent shall pay the Final MeriStar Dividend to the holders of the MeriStar Common Stock on or before 30 days following the Closing Date. The FelCor Parties and the MeriStar Parties, by mutual agreement, may accelerate the declaration date, the record date, and/or the payment date of any Final MeriStar Dividend in order to enable MeriStar to avoid or minimize excise tax liability under
     Section 4981 of the Code for its taxable year ending at the Effective Time. In the event that MeriStar declares a Final MeriStar Dividend with respect to the MeriStar Common Stock, MeriStar OP shall simultaneously declare a distribution (the "Final MeriStar OP Distribution") to holders of MeriStar OP Units in an amount per unit equal to the Final MeriStar Dividend payable per share of MeriStar Common Stock, the record date for which shall be the close of business on the Closing Date. Any Final MeriStar OP Distribution shall be paid by MeriStar OP to the MeriStar Transfer Agent on the Closing Date and the MeriStar Transfer Agent shall pay such distribution to the holders of the MeriStar OP Units on or before 30 days following the Closing Date. MeriStar shall notify FelCor of the expected amount of any MeriStar Final Dividend at least 20 days prior to the date for the declaration of any Final MeriStar Dividend.

          (iii) Except for (A) regular quarterly dividends or distributions declared and paid by the MeriStar Parties and the FelCor Parties to their respective stockholders and partners in the ordinary and normal course of business, having record and payment dates consistent with their respective past practices and being in amounts not greater than the respective party's last dividend or distribution prior to the date hereof, and (B) the dividend or distribution contemplated by Section 2.2(c)(i) and Section 2.2(c)(ii), neither the MeriStar Parties nor the FelCor Parties will declare or pay any dividend or distribution to their respective stockholders or partners prior to the Effective Time.

          (iv) No dividends or other distributions declared or made after the Effective Time with respect to shares of FelCor Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of FelCor Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in the manner provided in Section 2.2(b). Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, in addition to the Merger Consideration, there shall be paid to the holder of the certificates representing whole shares of FelCor Common Stock issued in consideration therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions thereon with a record date after the Effective Time and theretofore paid with respect to such whole shares of FelCor Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions thereon, with a record date after the Effective Time but prior to such surrender and having a payment date subsequent to such surrender.

     (d) No Fractional Securities. Notwithstanding any other provision hereof, no fractional shares of FelCor Common Stock will be issued in connection with the Merger. No holder of a fractional share interest will be entitled to dividends, voting rights or any other stockholder rights in respect of such fractional share. Instead, as soon as practicable after the Effective Time, the Exchange Agent will determine the excess of (i) the number of whole shares of FelCor Common Stock delivered to the Exchange Agent by FelCor pursuant to
Section 2.1(a) over (ii) the aggregate number of whole shares of FelCor Common Stock to be distributed to holders of MeriStar Common Stock pursuant to Section 2.2(b) (such excess, the "Excess Shares"). FelCor will instruct the Exchange Agent (i) to sell the Excess Shares at then-prevailing prices on the NYSE through one or more member firms of the NYSE and (ii) to use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the
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best execution of such sales in light of prevailing market conditions and, in any event, within ten calendar days following the Effective Time. The Exchange Agent will hold such proceeds in trust for the holders of MeriStar Common Stock who would otherwise be entitled to receive a fraction of a share of FelCor Common Stock, and will determine the portion of the proceeds to which each such holder is entitled, if any, by multiplying the amount of the aggregate net proceeds of such sale by a fraction, the numerator of which is the amount of the fractional share interest to which each such holder is entitled, and the denominator of which is the aggregate amount of fractional share interests to which all such holders of MeriStar Common Stock are entitled. The Surviving Corporation will pay all commissions, transfer taxes, Exchange Agent's fees and other out-of-pocket transaction costs incurred in connection with the sale of such Excess Shares.

     (e) Alternative Cash Payment. Notwithstanding the provisions of Section 2.2(d), FelCor may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of payments pursuant to Section 2.2(d), to pay each holder of MeriStar Common Stock who would otherwise be entitled to receive a fraction of a share of FelCor Common Stock, an amount in cash equal to the Market Price determined as of the Closing Date, without interest, multiplied by the fraction of a share of FelCor Common Stock to which such holder would otherwise be entitled. For purposes of this Agreement, "Market Price" means the average of the closing sale prices of a share of FelCor Common Stock (as reported in the NYSE Composite Tape) for the ten consecutive NYSE trading days ending two trading days prior to the date as of which such determination is to be made.

     (f) Closing of Transfer Books; Etc. From and after the Effective Time, the stock transfer books of MeriStar shall be closed and no registration of any transfer of stock of MeriStar shall thereafter be made on the records of MeriStar. In the event of a transfer of ownership of Canceled Shares which is not registered in the transfer records of MeriStar, a certificate representing the proper number of shares of FelCor Common Stock and a check or checks for the Cash Consideration and cash in lieu of fractional shares may be issued to a transferee in the proper amount or amounts if the Certificate representing such Canceled Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. In the event any Certificate(s) shall have been lost, stolen or destroyed, upon the making of any affidavit of that fact by the person claiming such certificates to be lost, stolen or destroyed and, if required by FelCor or the Exchange Agent, upon the posting by such person of a bond, in an amount reasonably determined by FelCor or the Exchange Agent, as indemnity against any claim that may be made against it with respect to such Certificate(s), the Exchange Agent will issue in respect of such lost, stolen or destroyed Certificate(s), the Merger Consideration to be received in exchange therefor (together with any cash in lieu of fractional shares payable in accordance with Section 2.2(d) or (e)).

     (g) Withholding Rights. FelCor or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of MeriStar Common Stock, such amounts as FelCor or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by FelCor or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of MeriStar Common Stock in respect of which such deduction and withholding was made by FelCor or the Exchange Agent.

     (h) Termination of Exchange. Any certificates representing Share Consideration deposited with the Exchange Agent pursuant to Section 2.2(a) and not exchanged within one year after the Effective Time pursuant to this Section
2.2 shall be returned by the Exchange Agent to FelCor, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be returned to FelCor. Thereafter, any holder of unsurrendered Certificates shall look solely to FelCor for the payment of any funds to which such holder may be entitled, subject to applicable law. FelCor shall not be liable to any Person for such shares or funds delivered by it to a public official pursuant to any applicable abandoned property, escheat or similar law. As used in this Agreement, the term "Person" shall mean any natural
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person, corporation, general or limited partnership, limited liability company, joint venture, trust, association, unincorporated organization or entity of any kind.

                                   ARTICLE 3

                CERTAIN TRANSACTIONS RELATING TO THE MERISTAR OP

     3.1 MERGER OF MERISTAR OP AND FELCOR OP. At the Effective Time, MeriStar and FelCor shall cause MeriStar OP to merge with and into FelCor OP in accordance with the Delaware Revised Uniform Limited Partnership Act ("DRULPA") and the partnership agreements of FelCor OP and MeriStar OP, with FelCor OP as the surviving entity. The effects and consequences of the OP Merger are set forth in this Article Three and the DRULPA. FelCor OP, after the effectiveness of the OP Merger, is sometimes referred to herein as the "Surviving Partnership."

     3.2 CLOSING AND EFFECTIVENESS. The closing of the OP Merger (the "OP Merger Closing") shall take place at the same time and place as the Closing. All of the documents and transactions relating to the OP Merger Closing shall be deemed to be part of the Closing. The OP Merger shall be conditioned upon prior effectiveness of the Merger and shall be effective at the Effective Time of the Merger. At the OP Merger Closing, MeriStar shall cause MeriStar OP to execute the Certificate of Merger (the "OP Merger Articles") in the form attached hereto as Exhibit "B," which certificate shall then be executed by FelCor OP and filed with the Delaware Secretary of State.

     3.3 EFFECTS OF OP MERGER. The OP Merger shall have the effects set forth in the DRULPA. FelCor shall be the sole general partner of the Surviving Partnership.

     3.4 CERTIFICATE OF LIMITED PARTNERSHIP AND PARTNERSHIP AGREEMENT. The certificate of limited partnership of FelCor OP as in effect immediately prior to the Effective Time (the "FelCor OP Certificate") shall be the certificate of limited partnership of the Surviving Partnership. The limited partnership agreement of FelCor OP as amended and restated in a form reasonably satisfactory to the parties (the "Restated Partnership Agreement") shall be the limited partnership agreement of the Surviving Partnership, until thereafter amended as provided by applicable law or therein.

     3.5  EFFECT OF THE OP MERGER ON PARTNERSHIP INTERESTS.

     (a) Common Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "OP Units" (herein called "MeriStar Common Units"), each outstanding MeriStar Common Unit shall be converted into the right to receive (i) the number of units of partnership interest in FelCor OP known as "Partnership Units" or "Common Units" (herein called "FelCor Common Units") equal to the Exchange Ratio, and (ii) cash in an amount equal to the Cash Consideration, without interest.

     (b) Class B Units of MeriStar OP. As of the effectiveness of the OP Merger, there shall be no holders of the partnership interests in MeriStar OP known as "Class B Units" (herein called "MeriStar Class B Units").

     (c) Class C Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "Class C Units" (herein called "MeriStar Class C Units"), each outstanding MeriStar Class C Unit shall be converted into the right to receive (i) the number of units of partnership interest in FelCor OP known as "Class C Units" (herein called "FelCor Class C Units") equal to the Exchange Ratio, and (ii) cash in an amount equal to the Cash Consideration, without interest.

     (d) Class D Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "Class D Units" (herein called "MeriStar Class D Units"), each outstanding MeriStar Class D Unit shall be converted into the right to receive one unit of partnership interest in FelCor OP known as "Class D Units" (herein called "FelCor Class D Units").

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

     (e) POP Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "POP Units" (herein called "MeriStar POP Units"), each outstanding MeriStar POP Unit that is Vested (as defined below) shall be converted into the right to receive (i) the number of FelCor Common Units equal to the product of the Exchange Ratio times the Exchange Factor (as defined below) and (ii) cash in an amount equal to the product of the Cash Consideration, without interest, times the Exchange Factor (as defined below). The term "Vested" means those MeriStar POP Units that are fully vested and not subject to forfeiture as of the Effective Time, assuming the Merger was completed, under the respective Restricted Unit Agreements (as defined in the MeriStar Profits-Only Operating Partnership Units Plan (the "POP Unit Plan")) dated effective as of March 29, 2000 and April 16, 2001 between MeriStar, MeriStar OP and each of the respective holders of such MeriStar POP Units. The term "Exchange Factor" shall mean 1.0. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the POP Units, each outstanding MeriStar POP Unit that is not Vested shall be cancelled and cease to exist, and no consideration shall be issued or delivered in exchange therefor.

     (f) General Partner Interests of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of MeriStar as the holder of the general partner's partnership interest in MeriStar OP (the "MeriStar GP Interest"), each unit of partnership interest that constitutes part of the MeriStar GP Interest shall be converted into the right to receive (i) the number of FelCor Common Units equal to the Exchange Ratio, and (ii) cash in an amount equal to the Cash Consideration, without interest.

     (g) Effect on MeriStar OP Units. All MeriStar Common Units, MeriStar Class B Units, MeriStar Class C Units, MeriStar Class D Units, MeriStar POP Units and MeriStar GP Interest (collectively, the "MeriStar OP Units") shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each MeriStar OP Unit shall thereafter represent the right to receive, upon making the deliveries required by Section 3.6(a), such number of whole FelCor Common Units, FelCor Class C Units, and FelCor Class D Units (collectively the "New FelCor OP Units"), and certificates representing such FelCor OP Units, into which such MeriStar OP Units were converted in accordance with Section 3.5(a)-(f) plus any applicable Cash Consideration, without interest. The holders of such MeriStar OP Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such MeriStar OP Units except as otherwise provided herein or by law. No fractional New FelCor OP Units shall be issued, and, in lieu thereof, a cash payment, without interest, shall be made pursuant to Section 3.6(c).

     3.6  ISSUANCE OF NEW CERTIFICATES FOR FELCOR OP UNITS.

     (a) Delivery Procedures. As soon as practicable after the Effective Time, FelCor OP shall mail to each holder of record of a MeriStar OP Unit (a "MeriStar OP Unit Holder"), a ratification and joinder agreement (a "Ratification Agreement") by which the MeriStar OP Unit Holder ratifies and agrees to be bound by the Restated Partnership Agreement, waives any rights they have under their exchange rights agreements with MeriStar and MeriStar OP, acknowledges the termination of the MeriStar OP Partnership Agreement and is admitted as a limited partner in FelCor OP as a holder of the respective New FelCor OP Units which the MeriStar OP Unit Holder is entitled to receive by virtue of the OP Merger. The Ratification Agreement to be executed by holders of MeriStar POP Units will also contain a waiver of any rights they have under the agreements by which their POP Units were granted or under the POP Unit Plan. Without limitation to the rights under Section 3.6(b), upon delivery to FelCor OP of a duly executed Ratification Agreement, together with such other customary documents as FelCor OP may require, the MeriStar OP Unit Holder shall be entitled to receive, with respect to such MeriStar OP Units (i) a certificate or certificates representing that number of whole New FelCor OP Units which such MeriStar OP Unit Holder has the right to receive pursuant to Section 3.5, (ii) a check in payment of the Cash Consideration, if any, without interest, which such MeriStar OP Unit Holder has the right to receive pursuant to Section 3.5, and
(iii) a check in payment of the cash in lieu of fractional New FelCor OP Units, without interest, which such holder is entitled to receive pursuant to Section 3.6(c). FelCor OP
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

shall cause all FelCor OP Units issued pursuant to the OP Merger to be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

     (b) Distributions After Effective Time. No distributions declared or made after the Effective Time with respect to New FelCor OP Units with a record date after the Effective Time shall be paid to any MeriStar OP Unit Holder with respect to New FelCor OP Units until such MeriStar OP Unit Holder executes and delivers to FelCor OP a Ratification Agreement. Subject to the effect of unclaimed property, escheat and other applicable laws, following delivery to FelCor OP of any such Ratification Agreement, in addition to the consideration required by Section 3.5, there shall be paid to the holder of the certificates representing whole New FelCor OP Units issued in consideration therefor, without interest, (i) at the time of such delivery, the amount of distributions with a record date after the Effective Time theretofore paid with respect to such whole New FelCor OP Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to delivery and a payment date subsequent to delivery payable with respect to such whole New FelCor OP Units.

     (c) No Fractional FelCor OP Units. Notwithstanding any other provision hereof, no fractional New FelCor OP Units will be issued in connection with the OP Merger. In lieu of issuance of a fractional New FelCor OP Unit, FelCor OP shall pay each MeriStar OP Unit Holder who would otherwise be entitled to receive a fraction of a New FelCor OP Unit, an amount in cash, without interest, equal to the Market Price determined as of the Closing Date multiplied by the fraction of a New FelCor OP Unit to which such holder would otherwise be entitled.

     (d) Withholding Rights. FelCor OP shall be entitled to deduct and withhold from the consideration otherwise payable under Section 3.5 to any holder of MeriStar OP Units, such amounts as FelCor OP is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by FelCor OP, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the MeriStar OP Units, in respect of which such deduction and withholding was made by FelCor OP.

                                   ARTICLE 4

             REPRESENTATIONS AND WARRANTIES OF THE MERISTAR PARTIES

     Except as set forth in the letter of even date herewith signed by the Chairman of the Board or President of MeriStar and delivered to the FelCor Parties prior to the execution hereof (the "MeriStar Disclosure Letter"), the MeriStar Parties, jointly and severally, represent and warrant to the FelCor Parties as follows:

     4.1 ORGANIZATION, STANDING AND POWER OF MERISTAR. MeriStar is a corporation duly organized and validly existing under the laws of the State of Maryland, having the requisite corporate power to carry on its business as now being conducted. MeriStar is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on the business, properties, assets, financial condition or results of operations of MeriStar and the MeriStar Subsidiaries (as defined below), taken as a whole, or on the ability of the MeriStar Parties to perform any of their respective substantive obligations under this Agreement (any such effect, a "MeriStar Material Adverse Effect"). MeriStar has delivered to the FelCor Parties complete and correct copies of MeriStar's Second Articles of Amendment and Restatement (the "MeriStar Charter") and the Bylaws of MeriStar (the "MeriStar Bylaws"), in each case, as amended or supplemented to the date of this Agreement.

     4.2  MERISTAR SUBSIDIARIES.

     (a) MeriStar is the record and beneficial owner of all of the issued and outstanding shares of capital stock of MeriStar LP, Inc., a Nevada corporation ("MeriStar LP"). As of the date of hereof,

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

MeriStar LP owns 43,978,936 MeriStar Common Units, representing approximately 90.3% of the issued and outstanding MeriStar Common Units. There are issued and outstanding (i) an aggregate of 2,883,111 MeriStar Common Units, (ii) an aggregate of 964,227 MeriStar Class C Units, (iii) an aggregate of 392,157 MeriStar Class D Units, and (iv) an aggregate of 802,292 MeriStar POP Units. MeriStar also owns an approximate 1% general partnership interest in MeriStar OP, constituting all of the general partner interests in MeriStar OP. All of the MeriStar OP Units owned by MeriStar LP, the general partner interest in MeriStar OP owned by MeriStar, and the issued and outstanding capital stock of MeriStar LP owned by MeriStar, are free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") other than those listed on Schedule 4.2(a) to the MeriStar Disclosure Letter. The MeriStar OP Units are validly issued and outstanding, fully paid and nonassessable. Schedule 4.2(a) of the MeriStar Disclosure Letter sets forth the name of each MeriStar OP Unit Holder and the number and type of MeriStar OP Units owned by each such MeriStar OP Unit Holder in MeriStar OP as of the date of this Agreement. The MeriStar OP Units are subject to no restriction except as set forth in the limited partnership agreement of MeriStar OP (the "MeriStar OP Partnership Agreement") and pursuant to applicable securities laws. MeriStar OP has not issued or granted and is not a party to any outstanding commitments of any kind relating to, or any presently effective agreements or understandings with respect to, interests in MeriStar OP, whether issued or unissued, or securities convertible into or exchangeable for interests in MeriStar OP or preemptive rights to purchase or rights of first refusal with respect to such interests. Except as listed on Schedule 4.2(a) to the MeriStar Disclosure Letter, no MeriStar OP Units, or other interests therein, have been authorized or reserved for issuance to anyone other than MeriStar LP or MeriStar.

     (b) Schedule 4.2(b) to the MeriStar Disclosure Letter sets forth (i) each Subsidiary (as defined below) of MeriStar (the "MeriStar Subsidiary" or "MeriStar Subsidiaries"), (ii) the ownership interest therein of MeriStar, (iii) if not wholly-owned by MeriStar, the identity and ownership interest of each of the other owners of each MeriStar Subsidiary, (iv) each hotel (identified by name and location) and other real property owned or leased by such MeriStar Subsidiary, and (v) each entity not constituting a MeriStar Subsidiary in which MeriStar or any MeriStar Subsidiary holds an ownership interest, indicating the name, nature and business of such entity and the ownership interest therein held by MeriStar, each MeriStar Subsidiary and each other Person. As used in this Agreement, "Subsidiary" of any Person means any corporation, partnership, limited liability company, joint venture, trust or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns 50% or more of the capital stock or other equity interests of such corporation, partnership, limited liability company, joint venture, trust or other legal entity, except for passive investments held solely for investment purposes and which are not material in amount.

     (c) Except as set forth in Schedule 4.2(c) to the MeriStar Disclosure Letter, (i) all the outstanding shares of capital stock of each MeriStar Subsidiary that is a corporation have been duly and validly issued and are (A) fully paid and nonassessable, (B) owned by MeriStar or by another MeriStar Subsidiary and (C) owned free and clear of all Liens and (ii) all equity interests owned by MeriStar or a MeriStar Subsidiary in another MeriStar Subsidiary that is a partnership, joint venture, limited liability company or trust are owned free and clear of all Liens. Each MeriStar Subsidiary, that is a corporation is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each MeriStar Subsidiary that is a partnership, limited liability company or trust is duly organized and validly existing under the laws of its jurisdiction of organization and has the requisite power and authority to carry on its business as now being conducted. Each MeriStar Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a MeriStar Material Adverse Effect. Copies of the articles or certificates of incorporation, bylaws, organizational documents and partnership, joint venture and operating agreements of each MeriStar Subsidiary, in each case as amended to the date of this Agreement, have been previously delivered or made available to the FelCor Parties. Neither MeriStar nor any of the MeriStar Subsidiaries is in breach of any provision of any agreement,
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document or contract governing its rights in or to the interests owned or held by it other than breaches which could not reasonably be expected to have a MeriStar Material Adverse Effect. To the Knowledge of MeriStar (as defined in
Section 4.23), the other parties to such agreements, documents or contracts are not in breach of any of their respective obligations under such agreements, documents or contracts other than breaches which could not reasonably be expected to have a MeriStar Material Adverse Effect.

     4.3  MERISTAR STRUCTURE.

     (a) The authorized shares of stock of MeriStar consist of 100,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding, and 250,000,000 shares of MeriStar Common Stock, of which 44,465,990 shares were issued and outstanding as of the date hereof. On the date hereof, (i) 4,549,561 shares of MeriStar Common Stock have been reserved for issuance, and MeriStar has proposed an increase in the number of shares reserved for issuance to an aggregate of 5,558,249 shares, under MeriStar's Incentive Plan (the "MeriStar Incentive Plan"), under which options in respect of 4,470,348 shares of MeriStar Common Stock have been granted and are outstanding on the date hereof, (ii) 125,000 shares of MeriStar Common Stock have been reserved for issuance, and MeriStar has proposed an increase in the number of shares reserved for issuance to an aggregate of 500,000 shares, under the MeriStar Directors' Plan, (iii) 5,782,940 shares of MeriStar Common Stock have been reserved for issuance upon the exchange of MeriStar OP Units, (iv) 4,538,235 shares of MeriStar Common Stock have been reserved for issuance upon the conversion of MeriStar's 4.75% Convertible Subordinated Notes due 2004 (the "MeriStar Convertible Notes"), (v) 500,000 shares of MeriStar Common Stock have been reserved for issuance under MeriStar's Employee Stock Purchase Plan, and
(vi) 5,000,000 shares of MeriStar Common Stock have been reserved for issuance under MeriStar's Dividend Reinvestment Plan, which will be terminated prior to the Effective Time. On the date hereof, except as set forth in this Section 4.3 and the Schedules referenced in this Section 4.3, no shares of MeriStar Common Stock or other voting securities of MeriStar were issued, reserved for issuance or outstanding.

     (b) Set forth in Schedule 4.3(b) to the MeriStar Disclosure Letter is a true and complete list of the following: each qualified or nonqualified option to purchase shares of MeriStar Common Stock granted under the MeriStar Incentive Plan, the Directors' Plan or any other formal or informal stock-based compensation arrangement ("MeriStar Options"). As of the date of this Agreement, other than MeriStar Options, there were no outstanding warrants or other rights to acquire stock, stock appreciation rights, phantom stock, dividend equivalents, performance units, restricted stock grants and performance shares granted under the MeriStar Incentive Plan or rights to receive shares of MeriStar Common Stock on a deferred basis granted by MeriStar under the MeriStar Incentive Plan. Schedule 4.3(b) to the MeriStar Disclosure Letter also sets forth for each MeriStar Option the name of the grantee, the date of the grant, status of the option as qualified or nonqualified under Section 422 of the Code, the number of shares of MeriStar Common Stock subject to such option, the number of shares subject to options that are currently exercisable, the exercise price per share, the expiration date, and the number of such shares subject to stock appreciation rights.

     (c) All outstanding shares of MeriStar Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except for the MeriStar Convertible Notes, there are no bonds, debentures, notes or other indebtedness of MeriStar having the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of MeriStar may vote.

     (d) Except (i) as set forth in this Section 4.3, in Schedule 4.3(b) or 4.3(d) to the MeriStar Disclosure Letter, or in the MeriStar OP Partnership Agreement (as defined herein) and (ii) for the MeriStar OP Units held by partners in the MeriStar OP (which, subject to certain restrictions, may be exchanged by the holders thereof for either cash or, at MeriStar's option, shares of MeriStar Common Stock on a one-for-one basis), (A) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which MeriStar or any MeriStar Subsidiary is a party or by which such entity is bound, obligating MeriStar or any MeriStar Subsidiary to

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issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of MeriStar Common Stock, voting securities or other ownership interests of MeriStar or of any MeriStar Subsidiary or obligating MeriStar or any MeriStar Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (other than to MeriStar or a MeriStar Subsidiary), and (B) there are no outstanding obligations of MeriStar or any MeriStar Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock or ownership interest in MeriStar or any MeriStar Subsidiary.

     4.4 ORGANIZATION, STANDING AND POWER OF MERISTAR OP. MeriStar OP is a limited partnership duly organized and validly existing under the laws of Delaware and has the requisite power and authority to carry on its business as now being conducted. MeriStar OP is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a MeriStar Material Adverse Effect. MeriStar has delivered to the FelCor Parties complete and correct copies of the MeriStar OP Partnership Agreement as amended or supplemented to the date of this Agreement.

     4.5 REGISTRATION RIGHTS. Except as set forth in Schedule 4.5 to the MeriStar Disclosure Letter, no Person has any right to require the registration of any shares of MeriStar Common Stock or any other securities of MeriStar or any MeriStar Subsidiary.

     4.6  AUTHORITY; NONCONTRAVENTION; CONSENTS.

     (a) MeriStar has the requisite corporate power to enter into this Agreement and, subject to the requisite stockholder approval of the Merger (the "MeriStar Stockholder Approvals"), to consummate the transactions contemplated by this Agreement. MeriStar OP has the requisite partnership power and authority to enter into this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the MeriStar Parties and the consummation by the MeriStar Parties of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the MeriStar Parties, except for and subject to the MeriStar Stockholder Approvals with respect to MeriStar and the approvals set forth on
Schedule 4.6(a) to the MeriStar Disclosure Letter. This Agreement has been duly executed and delivered by the MeriStar Parties and constitutes a valid and binding obligation of the MeriStar Parties, enforceable against the MeriStar Parties in accordance with and subject to its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     (b) Except as set forth in Schedule 4.6(b) to the MeriStar Disclosure Letter, the execution and delivery of this Agreement by the MeriStar Parties do not, and the consummation of the transactions contemplated by this Agreement (including, without limitation, the Transactions), and compliance by the MeriStar Parties with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any substantive obligation or to loss of a substantive benefit under, or result in the creation of any Lien upon any of the properties or assets of the MeriStar Parties or any MeriStar Subsidiary, under, (i) the MeriStar Charter, the MeriStar Bylaws or the charter, organizational documents, limited liability company agreement, partnership agreement or other governing document (as the case may be) of any MeriStar Subsidiary, each as amended or supplemented to the date of this Agreement, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, franchise or license applicable to MeriStar or any MeriStar Subsidiary or their respective properties or assets or
(iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation (collectively, "Laws") applicable to MeriStar or any MeriStar Subsidiary, or their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, loss or Liens that individually or in the aggregate would not (x) have a MeriStar Material Adverse Effect or (y) prevent the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with,

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any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required in connection with the execution and delivery of this Agreement by the MeriStar Parties or the consummation by the MeriStar Parties of the transactions contemplated by this Agreement, except for (i) the filing with the Securities and Exchange Commission (the "SEC") of the Proxy Statement (as defined in Section 7.1), (ii) the acceptance for record of the Articles of Merger by the Department, (iii) such filings as may be required in connection with the payment of any transfer and gain taxes, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings (A) as are set forth in Schedules 4.6(a) and (b) to the MeriStar Disclosure Letter, (B) as may be required under (y) federal, state or local environmental or Tax laws or (z) the "blue sky" laws of various states, to the extent applicable; or (C) which, if not obtained or made, would not prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or otherwise prevent the MeriStar Parties from performing their obligations under this Agreement in any material respect or have, individually or in the aggregate, a MeriStar Material Adverse Effect.

     4.7  SEC DOCUMENTS; FINANCIAL STATEMENTS; UNDISCLOSED
LIABILITIES. MeriStar and its predecessors have filed all required reports, schedules, forms, statements and other documents with the SEC since July 31, 1996 through the date hereof (the "MeriStar SEC Documents"). Except as set forth on Schedule 4.7 to the MeriStar Disclosure Letter, no MeriStar Subsidiary is required to file any form, report, registration statement, prospectus or other document with the SEC. All of the MeriStar SEC Documents (other than preliminary materials), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in each case, the rules and regulations promulgated thereunder applicable to such MeriStar SEC Documents. None of the MeriStar SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later MeriStar SEC Documents filed and publicly available prior to the date of this Agreement. The consolidated financial statements of MeriStar included in the MeriStar SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP and the applicable rules and regulations of the SEC, the consolidated financial position as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments) of MeriStar and the MeriStar Subsidiaries. Except for liabilities and obligations set forth in the MeriStar SEC Documents or in Schedule 4.7 to the MeriStar Disclosure Letter, neither MeriStar nor any of the MeriStar Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), which are required by GAAP to be set forth on a consolidated balance sheet of MeriStar or in the notes thereto and which, individually or in the aggregate, would have a MeriStar Material Adverse Effect.

     4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for (i) matters disclosed in the MeriStar SEC Documents or on Schedule 4.8 to the MeriStar Disclosure Letter, (ii) the Transactions and the dividends and distributions contemplated by Section 2.2(c), and (iii) the transactions permitted by Section 6.3, since the date of the most recent audited financial statements included in the MeriStar SEC Documents (the "MeriStar Financial Statement Date"), MeriStar and the MeriStar Subsidiaries have conducted their business only in the ordinary and normal course (taking into account prior practices, including the acquisition of properties and issuance of securities) and there has not been, from the MeriStar Financial Statement Date through the date of this Agreement,
(a) any material adverse change in the business, financial condition or results of operations of MeriStar and the MeriStar Subsidiaries taken as a whole, including, without limitation, any increase in market rates of interest and related costs of
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financing which results in yields for new issues of unsecured senior notes issued by companies with a comparable debt rating to FelCor and MeriStar exceeding an amount which the members of the Interim Transactions Committee (as defined in Section 6.5) agree, in the exercise of their good faith business judgment, makes the issuance of such debt not economically prudent (a "MeriStar Material Adverse Change"), (b) any occurrence or circumstance that with the passage of time would reasonably be expected to result in a MeriStar Material Adverse Change, or (c) any action taken by MeriStar or any MeriStar Subsidiary during the period from the MeriStar Financial Statement Date through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.3.

     4.9  LITIGATION.  Except as disclosed in the MeriStar SEC Documents or in
Schedule 4.9 to the MeriStar Disclosure Letter, and other than personal injury and other routine tort litigation arising from the ordinary course of operations of MeriStar and the MeriStar Subsidiaries (a) which are covered by adequate insurance or (b) for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no suit, action or proceeding pending (in which service of process has been received by an employee or agent of MeriStar or any MeriStar Subsidiary) or, to the Knowledge of MeriStar, threatened in writing against or affecting MeriStar or any MeriStar Subsidiary that, individually or in the aggregate, could reasonably be expected to have a MeriStar Material Adverse Effect or to prohibit, restrict or interfere with the consummation of any of the Transactions, nor is there any judgment, decree, injunction, rule or order of any court or Governmental Entity or arbitrator outstanding against MeriStar or any of the MeriStar Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future could have, any such Effect.

     4.10  PROPERTIES.

     (a) Schedule 4.10(a) to the MeriStar Disclosure Letter sets forth a complete and accurate list and the address of all real property owned or leased by MeriStar or any MeriStar Subsidiary (collectively, and together with the land at each address referenced in Schedule 4.10(a) to the MeriStar Disclosure Letter and all buildings, structures and other improvements and fixtures located on or under such land and all easements, rights and other appurtenances to such land, the "MeriStar Properties"). MeriStar or the MeriStar Subsidiaries, owns or own, as the case may be, good and insurable fee simple title (or, if so indicated in Schedule 4.10(a) to the MeriStar Disclosure Letter, leasehold title) to each of the MeriStar Properties, in each case free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (collectively, "Encumbrances"), except for such mortgages as are set forth on Schedule 4.16(b) to the MeriStar Disclosure Letter or for which no disclosure is required by Section 4.16(b), the Lien of real estate taxes not yet due and payable and such Encumbrances as individually, and in the aggregate, could not reasonably be expected to have a MeriStar Material Adverse Effect. Except for such of the following as individually, or in the aggregate, could not reasonably be expected to have a MeriStar Material Adverse Effect, policies of title insurance (or marked title insurance commitments having the same force and effect as title insurance policies) have been issued by national title insurance companies insuring the fee simple or leasehold, as applicable, title of MeriStar or its Subsidiaries, as applicable, to each of the MeriStar Properties in amounts at least equal to the portion of the purchase price thereof allocated to real estate (the "MeriStar Title Policies"), and, to MeriStar's Knowledge, the MeriStar Title Policies are valid and in full force and effect and no claim has been made under any such policy (except claims which have previously been fully resolved).

     (b) Except as set forth in Schedule 4.10(b) to the MeriStar Disclosure Letter, and except for matters which would not, individually or in the aggregate, reasonably be expected to have a MeriStar Material Adverse Effect or to materially and adversely affect the use or occupancy (or, if applicable, any proposed development) of the MeriStar Properties, MeriStar has no Knowledge that any currently required certificate, permit or license (including building permits and certificates of occupancy) from any Governmental Entity having jurisdiction over any MeriStar Property or any agreement, easement or other right which is necessary to permit the lawful use, occupancy or operation of the existing buildings, structures or other improvements which constitute a part of any of the MeriStar Properties has not been

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obtained or is not in full force and effect, or of any pending modification or cancellation of any of the same.

     (c) Schedule 4.10(c) to the MeriStar Disclosure Letter sets forth a complete and accurate list of all definitive agreements made or entered into by MeriStar or any MeriStar Subsidiary as of the date hereof, which are scheduled to close or be consummated after the date hereof, (x) to sell, mortgage, pledge, hypothecate, lease or sublease any MeriStar Property, which, individually or in the aggregate, are material, (y) to enter into a material transaction in respect of the ownership or financing of any MeriStar Property or (z) to purchase, lease or otherwise acquire any real property.

     (d) Except as set forth in Schedule 4.10(d) to the MeriStar Disclosure Letter, none of the MeriStar Properties is subject to any outstanding purchase option, right of first refusal, right of first offer or similar right, other than such rights as would not reasonably be expected to have a MeriStar Material Adverse Effect, nor has MeriStar or any MeriStar Subsidiary entered into any outstanding contracts with others for the sale, mortgage, pledge, hypothecation, assignment, sublease or lease of any material portion of any MeriStar Property or other transfer of all or any material part of any MeriStar Property as of the date hereof, which are scheduled to close or be consummated after the date hereof, and no Person has any right or option to acquire, or right of first refusal or right of first offer with respect to, any interest of MeriStar or any MeriStar Subsidiary in any MeriStar Property or any material part thereof.

     (e) Schedule 4.10(e) to the MeriStar Disclosure Letter sets forth the capital expenditure budget and schedule of MeriStar and each MeriStar Subsidiary for each MeriStar Property, describing the capital expenditures which MeriStar or any MeriStar Subsidiary has budgeted for such MeriStar Property for the period running through December 31, 2001 (the "MeriStar Budget and Schedule").

     (f) The ground leases underlying the leased MeriStar Properties (collectively, the "MeriStar Ground Leases") are listed on Schedule 4.10(f) to the MeriStar Disclosure Letter. Each of the MeriStar Ground Leases is valid, binding and in full force and effect as against MeriStar or any MeriStar Subsidiary and, to MeriStar's Knowledge, as against the other party thereto, except to the extent the failure to be binding and in full force and effect would not reasonably be expected to have a MeriStar Material Adverse Effect. There does not exist under any of the MeriStar Ground Leases any default, and, to MeriStar's Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, reasonably be expected to result in a MeriStar Material Adverse Effect.

     (g) Schedule 4.10(g) to the MeriStar Disclosure Letter sets forth a list of the hotel franchise, license or other agreements relating to the names, marks or systems (the "MeriStar Franchise Agreements") under which each of the MeriStar Properties is being operated. Each of the MeriStar Franchise Agreements is in full force and effect and, to the Knowledge of MeriStar, there are no defaults thereunder by either party thereto, nor have any events occurred which, with the giving notice or the passage of time or both would constitute a default or event of default thereunder, except for those which either individually or in the aggregate would not constitute a MeriStar Material Adverse Effect.

     (h) Schedule 4.10(h) to the MeriStar Disclosure Letter sets forth a list of the hotel management agreements (the "MeriStar Management Agreements") pursuant to which each of the MeriStar Properties is being managed. Each of the MeriStar Management Agreements is in full force and effect and, to the Knowledge of MeriStar, there are no defaults thereunder by either party thereto, nor have any events occurred which, with the giving notice or the passage of time or both would constitute a default or event of default thereunder, except for those which either individually or in the aggregate would not constitute a MeriStar Material Adverse Effect.

     4.11 EMPLOYEE BENEFITS. With respect to all MeriStar Benefit Plans (as defined below), except for such matters, as, individually or in the aggregate, could not reasonably be expected to have a MeriStar Material Adverse Effect, (a) each MeriStar Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and, to the Knowledge of MeriStar, nothing has occurred since the date of such letter

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that could reasonably be expected to materially adversely affect the qualified status of such MeriStar Benefit Plan or related trust, (b) each MeriStar Benefit Plan has been operated in all material respects in accordance with its terms and with the terms and requirements of applicable law and all required returns and filings for each MeriStar Benefit Plan have been timely made, (c) neither MeriStar nor any MeriStar Subsidiary has incurred any tax, fine, lien, penalty or other liability imposed under ERISA (defined below), the Code or other applicable laws, rules and regulations, in connection with any MeriStar Benefit Plan, and no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, in progress or, to the Knowledge of MeriStar or any MeriStar Subsidiary, threatened, and no fact or event exists that could reasonably be expected to give rise to any such material liability, (d) all contributions due and payable on or before the date hereof in respect of each MeriStar Benefit Plan have been made in full and in proper form, (e) neither MeriStar nor any MeriStar Subsidiary has ever sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), any plan subject to
Section 413 of the Code, or any "defined benefit plan" (as defined in Section 3(35) of ERISA), (f) except as otherwise required under ERISA, the Code and applicable laws, no MeriStar Benefit Plan currently or previously maintained by MeriStar or any MeriStar Subsidiary provides any post-employment health or life insurance coverage or benefits, except as required under Section 4980B of the Code; (g) neither MeriStar, nor any MeriStar Subsidiary, is a member of a "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Section 414(b),
(c), (m) or (o)), which has members other than themselves; (h) all material reporting, disclosure and notice obligations imposed under ERISA and the Code have been satisfied with respect to each MeriStar Benefit Plan, and (i) except as set forth in Schedule 4.11 to the MeriStar Disclosure Letter, no benefit or amount payable, or which may become payable in connection with the Transactions, by MeriStar or any MeriStar Subsidiary pursuant to any MeriStar Benefit Plan, agreement or contract with any employee, constitutes an "excess parachute payment" which would not be deductible by reason of Section 280G of the Code.
Schedule 4.11 to the MeriStar Disclosure Letter contains a complete list of each "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") excluding "multiemployer plans" within the meaning of ERISA Section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any current or former employee, officer or director of MeriStar or any MeriStar Subsidiary has any present or future right to benefits sponsored or maintained by MeriStar or any MeriStar Subsidiary or under which MeriStar or any MeriStar Subsidiary has had or has any present or could reasonably be expected to have any future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "MeriStar Benefit Plans." With respect to each MeriStar Benefit Plan, MeriStar has provided to FelCor a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by MeriStar or any MeriStar Subsidiary to their employees concerning the extent of the benefits provided under a MeriStar Benefit Plan; and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) attorney's response to an auditor's request for information.

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     4.12  LABOR MATTERS; EMPLOYEES.

     (a) Except as set forth on Schedule 4.12(a) to the MeriStar Disclosure Letter, neither MeriStar nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. MeriStar has delivered true, correct and complete copies of such agreements to the FelCor Parties. There is no unfair labor practice or labor arbitration proceeding pending or, to MeriStar's Knowledge, threatened against MeriStar or any of its Subsidiaries relating to their business which, if determined adversely to MeriStar or any of its Subsidiaries, would have a MeriStar Material Adverse Effect.

     (b) Schedule 4.12(b) to the MeriStar Disclosure Letter sets forth all employment agreements between MeriStar or any of its Subsidiaries and any other Person.

     (c) Neither MeriStar, nor any MeriStar Subsidiary, is delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses, benefits or other compensation for any services or otherwise arising under any policy, practice, agreement, plan, program or Law, which delinquency would, in the aggregate, have a MeriStar Material Adverse Effect. None of MeriStar's or any MeriStar Subsidiary's employment policies or practices is currently being audited or investigated by any Governmental Entity or court. There is no pending or, to the Knowledge of MeriStar, threatened litigation, unfair labor practice charge, or other charge or inquiry against MeriStar or any MeriStar Subsidiary brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of any of them with respect to employment practices which could reasonably be expected to have a MeriStar Material Adverse Effect.

     (d) Neither MeriStar nor any MeriStar Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation or other order by, any Governmental Entity relating to employees or employment practices. MeriStar and each MeriStar Subsidiary are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of the Worker Adjustment and Retraining Notification Act of 1988, as amended ("WARN"), and has not planned or implemented any early retirement, separation or window program within the past five years.

     4.13  TAXES.

     (a) Except as set forth on Schedule 4.13(a) to the MeriStar Disclosure Letter, each of MeriStar and the MeriStar Subsidiaries has timely filed or caused to be timely filed all material Tax Returns (as defined below) required to be filed by it and for any partnerships for which any of them is a general partner (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and has paid (or MeriStar has paid on its behalf) all Taxes (as defined below) required to be paid as shown on such returns and all such Tax Returns were, when filed, complete and accurate in all material respects, except where the failure to file such Tax Returns, the failure to pay such Taxes and the failure of such Tax Returns to be complete and accurate in all material respects could not be reasonably expected to have a MeriStar Material Adverse Effect. No material deficiencies for any Taxes have been or are currently being proposed, asserted or assessed in writing, or to the Knowledge of MeriStar, threatened in writing by any taxing authority against MeriStar or any MeriStar Subsidiary. Neither MeriStar nor a MeriStar Subsidiary has executed or filed with any taxing authority any agreement now in effect extending the period for assessment of Taxes. No Tax Returns of MeriStar or any MeriStar Subsidiary have been or are currently being audited by any applicable taxing authority, and neither MeriStar nor any MeriStar Subsidiary has received any written notice that such audit is contemplated. There are no material Tax liens on any properties of MeriStar or any MeriStar Subsidiary other than liens for current Taxes not yet due and payable. The most recent audited financial statements contained in the MeriStar SEC Documents reflect an adequate accrual in accordance with GAAP for all Taxes and deferred Taxes payable by MeriStar and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Except as would not have a MeriStar Material Adverse Effect, MeriStar and each MeriStar Subsidiary have complied with all applicable Laws relating to the payment, collection, withholding and deposit, as the case may be, of Taxes and, to the extent required, have paid over to the appropriate
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governmental authorities or are properly holding for such payment all taxes, unemployment insurance and other amounts required by law to be withheld or collected.

     (b) MeriStar is not required to include in income any amount for an adjustment pursuant to Section 481 of the Code, and except as set forth on
Schedule 4.13(b) to the MeriStar Disclosure Letter, is neither a party to nor obligated under any agreement or other arrangement providing for the payment of any amount that is not or would not be deductible by MeriStar by reason of
Section 280G of the Code or Section 162(m) of the Code.

     (c) Neither MeriStar nor any MeriStar Subsidiary has taken or will take any action that would create a material risk that the Merger would not qualify as a reorganization within the meaning of Section 368(a) of the Code.

     (d) Neither MeriStar nor any MeriStar Subsidiary is a party to or has any obligation under any Tax sharing agreements or similar contract or arrangement that would have a MeriStar Material Adverse Effect. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by MeriStar or any MeriStar Subsidiary that would have a MeriStar Material Adverse Effect.

     (e) Except as set forth on Schedule 4.13(e) to the MeriStar Disclosure Letter, neither MeriStar nor any MeriStar Subsidiary has any material liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, that would have a MeriStar Material Adverse Effect.

     (f) Since the MeriStar Financial Statement Date, (i) MeriStar has incurred no material liability for Taxes under Section 857(b), 860(c) or 4981 of the Code, including, without limitation, any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and (ii) neither MeriStar nor a MeriStar Subsidiary has incurred any material liability for Taxes other than in the ordinary course of business except where such liability for Taxes could not reasonably be expected to have a MeriStar Material Adverse Effect. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in this paragraph (f) will be imposed upon MeriStar.

     (g) MeriStar or its predecessors (other than CapStar Hotel Company) (i) for all taxable years commencing with its taxable year beginning July 31, 1996 and ended December 31, 1996, and through December 31, 2000 has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code (a "REIT") and has satisfied all requirements to qualify as a REIT for such years, and (ii) has operated, and intends to continue to operate, in such manner as to qualify as a REIT for the taxable year ending at the Effective Time. To MeriStar's Knowledge, no action, proceeding or investigation that could reasonably be expected to result in the termination of MeriStar's status as a REIT has been taken or omitted or is pending or threatened.

     (h) Except as set forth on Schedule 4.13(h) to the MeriStar Disclosure Letter, MeriStar has not made an election under IRS Notice 88-19 or Temporary Treasury Regulations Section 1.337(d)-5T(b)(3).

     (i) Except as set forth on Schedule 4.13(i) to the MeriStar Disclosure Letter, each of MeriStar OP and each other subsidiary of MeriStar that is organized as a partnership, limited liability company or trust (including entities in which MeriStar directly or indirectly owns less than 50% of the equity ownership interests) has been at all times since August 3, 1998, and will be through the Closing Date, treated for federal income tax purposes as either
(i) a partnership that is not either an association taxable as a corporation or a publicly traded partnership under Section 7704 of the Code, (ii) a publicly traded partnership that is eligible for partnership status under Section 7704(c) of the Code, or (iii) a disregarded entity.

     (j) Except as set forth on Schedule 4.13(j) to the MeriStar Disclosure Letter, each of the corporations in which MeriStar owns a direct or indirect equity ownership interest has been at all times since August 3, 1998, and through the Closing Date will be, treated for federal income tax purposes as

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either (i) a "qualified REIT subsidiary" within the meaning of Section 856(i) of the Code or (ii) a "taxable REIT subsidiary" within the meaning of Section
856(l) of the Code.

     (k) Schedule 4.13(k) to the MeriStar Disclosure Letter sets forth a list of the entities for which MeriStar has made taxable REIT subsidiary elections under
Section 856(l) and the effective dates of such elections. MeriStar has made a taxable REIT subsidiary election for each entity that it intends to treat as a taxable REIT subsidiary for its 2001 taxable year.

     (l) Except for the agreements or with respect to the transactions that will be set forth on Schedule 4.13(l) to the MeriStar Disclosure Letter (such
Schedule 4.13(l) to be delivered within 14 business days from the date of this Agreement), neither MeriStar nor any MeriStar Subsidiary has entered into or is subject to any "MeriStar Tax Protection Agreements." The MeriStar Parties represent and warrant that the MeriStar Tax Protection Agreements listed on
Schedule 4.13(l) shall contain only such terms and provisions as are usual and customary in agreements for similar purposes. As used herein, a MeriStar Tax Protection Agreement is a written agreement (A) that has as one of its purposes to permit a Person to take the position that such Person could defer federal taxable income that otherwise might have been recognized upon a transfer of property to the MeriStar OP or any other MeriStar Subsidiary that is treated as a partnership for federal income tax purposes and that as a result of such purpose (i) prohibits or restricts in any manner the disposition of any assets of the MeriStar OP or such MeriStar Subsidiary or requires the MeriStar OP or such MeriStar Subsidiary to indemnify or reimburse any Person for a loss of federal income tax deferral as a result of any such asset disposition; (ii) requires that the MeriStar OP or such MeriStar Subsidiary maintain, put in place, or replace, indebtedness, whether or not secured by one or more of the MeriStar Properties; or (iii) requires that the MeriStar OP or such MeriStar Subsidiary offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including, without limitation, through a "deficit restoration obligation," guarantee (including, without limitation, a "bottom" guarantee), indemnification agreement, reimbursement agreement or other similar arrangement), the risk of loss for federal income tax purposes for indebtedness or other liabilities of the MeriStar OP or such MeriStar Subsidiary, (B) that specifies or relates to a method of taking into account book-tax disparities under Section 704(c) of the Code or the Treasury Regulations promulgated thereunder with respect to one or more assets of the MeriStar OP or such MeriStar Subsidiary or (C) that requires a particular method for allocating one or more liabilities of MeriStar or such MeriStar Subsidiary under Section 752 of the Code or the Treasury Regulations promulgated thereunder. Except as would not have a MeriStar Material Adverse Effect, neither MeriStar nor any MeriStar Subsidiary is in violation of or in default under any MeriStar Tax Protection Agreement.

     (m) As used in this Agreement, "Tax" or "Taxes" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not. "Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     4.14 NO PAYMENTS TO EMPLOYEES, OFFICERS OR DIRECTORS. Except as disclosed on Schedule 4.14 to the MeriStar Disclosure Letter, there are no cash or non-cash payments which will become payable to any employee, officer or director of MeriStar or any MeriStar Subsidiary as a result of the Merger and the Transactions, and there is no employment or severance contract, or other agreement requiring payments, cancellation of indebtedness or other obligation to be made upon a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Agreement, with respect to any employee, officer or director of MeriStar or any MeriStar Subsidiary.

     4.15 BROKERS, FEES AND EXPENSES. No broker, investment banker, financial advisor or other person, other than Salomon Smith Barney Inc., the fees and expenses of which are as described in the engagement letter between Salomon Smith Barney Inc. and MeriStar, a true and correct copy of which

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has previously been delivered to the FelCor Parties, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby, based upon arrangements made by or on behalf of MeriStar or any MeriStar Subsidiary.

     4.16  CONTRACTS; DEBT INSTRUMENTS.

     (a) Except as set forth in Schedule 4.16(a) to the MeriStar Disclosure Letter, and except as, individually or in the aggregate, would not have a MeriStar Material Adverse Effect, neither MeriStar nor any MeriStar Subsidiary has received a written notice that MeriStar or any MeriStar Subsidiary is in violation of or in default under (nor to the Knowledge of MeriStar does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, nor to the Knowledge of MeriStar does such a violation or default exist.

     (b) Except for any of the following expressly identified in MeriStar SEC Documents, Schedule 4.16(b) to the MeriStar Disclosure Letter sets forth a list of each loan or credit agreement, note, bond, mortgage, indenture and any other agreement and instrument pursuant to which any Indebtedness (as defined below) in excess of $10,000,000 of MeriStar or of any MeriStar Subsidiary, other than such Indebtedness payable to MeriStar or a MeriStar Subsidiary, is outstanding or may be incurred. For purposes of this Agreement, "Indebtedness" shall mean
(i) indebtedness for borrowed money, whether secured or unsecured, (ii) obligations under conditional sale or other title retention agreements relating to property purchased by such Person, (iii) capitalized lease obligations, (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (v) guarantees of any such Indebtedness of any other Person.

     4.17 ENVIRONMENTAL MATTERS. Except as, individually or in the aggregate, would not have a MeriStar Material Adverse Effect and except as disclosed in the MeriStar SEC Documents filed prior to the date of this Agreement, none of MeriStar, any of the MeriStar Subsidiaries or, to the Knowledge of MeriStar, any other Person has caused or permitted (a) the unlawful presence of any Hazardous Materials (as defined below) on any of the MeriStar Properties or properties formerly owned by MeriStar or (b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred on MeriStar Properties or properties formerly owned by MeriStar or be presently occurring on or from the MeriStar Properties, which presence or occurrence, individually or in the aggregate, could reasonably be expected to have a MeriStar Material Adverse Effect; and, in connection with the construction on or operation and use of the MeriStar Properties, neither MeriStar nor any MeriStar Subsidiary has failed to comply in any material respect with any applicable Environmental Laws (as defined below), except to the extent such failure to comply, individually or in the aggregate, could not be reasonably expected to have a MeriStar Material Adverse Effect. No notice, notification, demand, request for information, citation, summons, complaint or order has been received by or is pending, or to the Knowledge of MeriStar, is threatened by, any Person against MeriStar or any MeriStar Subsidiary, other than where such notice, notification, demand, request for information, citation, summons, complaint or order has been fully resolved, or individually and in the aggregate, could not be reasonably expected to result in a MeriStar Material Adverse Effect. MeriStar has previously delivered or made available to FelCor or its counsel true and complete copies of all internally prepared or commissioned environmental studies, assessments and reports in the possession or under the control of MeriStar that relate to the MeriStar Properties and/or MeriStar's compliance with Environmental Laws.

     As used in this Agreement, "Environmental Laws" means any and all federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment, as currently in effect and includes the Comprehensive Environmental Response Act, 49 U.S.C. sec.sec. 1801,

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et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sec.sec. 6901, et
seq., the Clean Water Act, 33 U.S.C. sec.sec. 1251, et seq., the Clean Air Act, 33 U.S.C. sec.sec. 2601, et seq., the Toxic Substances Control Act, 15 U.S.C. sec.sec. 2601, et seq., the Federal Insecticide, Fungicide and Rodenticide Act,
7 U.S.C. sec.sec. 136, et seq., Occupational Safety and Health Act, 29 U.S.C. sec.sec. 651, et seq. and the Oil Pollution Act of 1990, 33 U.S.C.
sec.sec. 2701, et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, "Hazardous Materials" means any materials or wastes, defined, listed, classified or regulated as hazardous, toxic, a pollutant, a contaminant or dangerous in or under any Environmental Laws which includes, but is not limited to, petroleum, petroleum products, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls.

     4.18 COMPLIANCE WITH LAWS. Except as disclosed in the MeriStar SEC Documents, neither MeriStar nor any MeriStar Subsidiary has violated or failed to comply with any Law, permit, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except to the extent that such violation or failure could not reasonably be expected to have a MeriStar Material Adverse Effect.

     4.19 OPINION OF FINANCIAL ADVISOR. The Board of Directors of MeriStar has received the opinion of Salomon Smith Barney Inc., dated the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of shares of MeriStar Common Stock.

     4.20 MARYLAND TAKEOVER LAW. The Maryland Business Combination Act and the Maryland Control Share Acquisition Act will not apply to MeriStar in connection with this Agreement and the other transactions contemplated hereby. The provisions of Article II, Section 10 of the Bylaws of MeriStar relating to the Maryland Control Share Acquisition Act have not been rescinded or revoked.

     4.21 INFORMATION SUPPLIED. None of the information supplied or to be supplied by MeriStar specifically for inclusion or incorporation by reference in
(i) the Registration Statement (as defined in Section 7.1(a)), at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, or (ii) the Proxy Statement (as defined in Section 7.1(a)), at the date it is first mailed to MeriStar's stockholders or at the time of the MeriStar Stockholders Meeting (as defined in Section 7.1(d)), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and Proxy Statement will comply in all material respects with the requirements of the Securities Act and the Exchange Act, respectively, and the rules and regulations thereunder, except that no representation or warranty is made by MeriStar with respect to statements made or incorporated by reference therein based on information supplied by FelCor specifically for inclusion or incorporated by reference in the Proxy Statement or contained in any FelCor SEC Documents incorporated by reference in the Registration Statement or the Proxy Statement.

     4.22 INVESTMENT COMPANY ACT OF 1940. Neither MeriStar nor any MeriStar Subsidiary is, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act").

     4.23 DEFINITION OF KNOWLEDGE OF MERISTAR. As used in this Agreement, the phrase "Knowledge of MeriStar" (or words of similar import) means the knowledge of those individuals identified in Schedule 4.23 to the MeriStar Disclosure Letter.

     4.24 VOTING REQUIREMENTS. The MeriStar Stockholder Approvals, which shall consist of the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on the matter at the MeriStar Stockholders Meeting, which shall be a duly convened meeting at which a quorum is present and acting throughout, to approve the Merger are the only votes of the holders of any class or series of MeriStar's stock necessary to approve the Merger and the other transactions contemplated by this Agreement. MeriStar, acting as the general partner of MeriStar OP, has the power to cause MeriStar OP to effect the OP Merger without obtaining any consent or approval of the limited partners of MeriStar OP.

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     4.25  RELATED PARTY AGREEMENTS.  Except as listed on Schedule 4.25 to the
MeriStar Disclosure Letter, there is no binding contract, agreement, undertaking, or commitment between MeriStar or any MeriStar Subsidiary, on the one hand, and MeriStar Hotels & Resorts, Inc. ("MeriStar Hotels & Resorts"), MIP Lessee, L.P., MeriStar Investment Partners, L.P., or any of their affiliated, related or associated Persons (other than another MeriStar Subsidiary), on the other hand.

                                   ARTICLE 5

              REPRESENTATIONS AND WARRANTIES OF THE FELCOR PARTIES

     Except as set forth in the letter of even date herewith signed by the Chairman of the Board or President of FelCor and delivered to the MeriStar Parties prior to the execution hereof (the "FelCor Disclosure Letter"), the FelCor Parties, jointly and severally, represent and warrant to the MeriStar Parties as follows:

     5.1 ORGANIZATION, STANDING AND POWER OF FELCOR. FelCor is a corporation duly organized and validly existing under the laws of the State of Maryland, having the requisite corporate power to carry on its business as now being conducted. FelCor is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on the business, properties, assets, financial condition or results of operations of FelCor and the FelCor Subsidiaries (as defined below), taken as a whole, or the ability of the FelCor Parties to perform any of their respective substantive obligations under this Agreement (any such effect a "FelCor Material Adverse Effect"). FelCor has delivered to the MeriStar Parties complete and correct copies of the FelCor Charter and the FelCor Bylaws.

     5.2  FELCOR SUBSIDIARIES.

     (a) FelCor is the record and beneficial owner of all of the issued and outstanding membership interests of FelCor Nevada Holdings, L.L.C., a Nevada limited liability company ("FelCor LLC"). As of the date hereof, FelCor LLC owns 57,782,448 FelCor Common Units representing approximately 86.6% of the issued and outstanding FelCor Common Units. There are issued and outstanding (i) an aggregate of 66,757,265 FelCor Common Units, (ii) an aggregate of 39,229 Class B, Series II units of limited partnership interest in FelCor OP (the "FelCor Class B Units"), (iii) an aggregate of 5,980,600 Series A Cumulative Convertible Preferred Units (the "FelCor Series A Preferred Units"), and (iv) an aggregate of 57,500 Series B Cumulative Redeemable Preferred Units (the "FelCor Series B Preferred Units") (collectively, together with the FelCor Common Units, FelCor Class B Units, FelCor Series A Preferred Units and FelCor Series B Preferred Units, the "FelCor OP Units"). FelCor also owns an approximately 1.6% general partner interest in FelCor OP, constituting all of the general partner interests in FelCor OP. All of the FelCor OP Units owned by FelCor and FelCor LLC, the general partner interest in FelCor OP owned by FelCor, and the issued and outstanding membership interests in FelCor LLC owned by FelCor, are free and clear of all Liens, other than those listed on Schedule 5.2(a) to the FelCor Disclosure Letter. The FelCor OP Units are validly issued and outstanding, fully paid and nonassessable. Schedule 5.2(a) to the FelCor Disclosure Letter sets forth the name of each holder of a FelCor OP Unit (each a "FelCor OP Unit Holder") and the number and type of FelCor OP Units owned by each such FelCor OP Unit Holder in FelCor OP as of the date of this Agreement. The FelCor OP Units are subject to no restriction except as set forth in the FelCor OP limited partnership agreement (the "FelCor Operating Partnership Agreement") and pursuant to applicable securities laws. FelCor OP has not issued or granted and is not a party to any outstanding commitments of any kind relating to, or any presently effective agreements or understandings with respect to, interests in FelCor OP, whether issued or unissued, or securities convertible into or exchangeable for interests in FelCor OP or preemptive rights to purchase or rights of first refusal with respect to such interests. Except as listed on
Schedule 5.2(a) to the FelCor Disclosure Letter, no FelCor OP Units, or other interests therein, have been authorized or reserved for issuance to anyone other than FelCor LLC or FelCor.
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

     (b) Schedule 5.2(b) to the FelCor Disclosure Letter sets forth (i) each Subsidiary of FelCor (the "FelCor Subsidiary" or "FelCor Subsidiaries"), (ii) the ownership interest therein of FelCor, (iii) if not wholly-owned by FelCor, the identity and ownership interest of each of the other owners of such FelCor Subsidiary, (iv) each hotel (identified by name and location) and other real property owned or leased by such FelCor Subsidiary, and (v) each entity not constituting a FelCor Subsidiary in which FelCor or any FelCor Subsidiary holds an ownership interest, indicating the name, nature and business of such entity and the ownership interest therein held by each FelCor Subsidiary and each other Person.

     (c) Except as set forth in Schedule 5.2(c) to the FelCor Disclosure Letter,
(i) all the outstanding shares of capital stock of each FelCor Subsidiary that is a corporation have been duly and validly issued and are (A) fully paid and nonassessable, (B) owned by FelCor or another FelCor Subsidiary and (C) owned free and clear of all Liens and (ii) all equity interests owned by FelCor or a FelCor Subsidiary in another FelCor Subsidiary that is a partnership, joint venture, trust or limited liability company are owned free and clear of all Liens. Each FelCor Subsidiary, that is a corporation is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each FelCor Subsidiary that is a partnership, limited liability company, trust or joint venture is duly organized and validly existing under the laws of its jurisdiction of organization and has the requisite power and authority to carry on its business as now being conducted. Each FelCor Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a FelCor Material Adverse Effect. Copies of the articles or certificates of incorporation, bylaws, organizational documents and partnership, joint venture and operating agreements of each FelCor Subsidiary, in each case as amended to the date of this Agreement, have been previously delivered or made available to the MeriStar Parties. Neither FelCor nor any of the FelCor Subsidiaries is in breach of any provision of any agreement, document or contract governing its rights in or to the interests owned or held by it other than breaches, which could not reasonably be expected to have a FelCor Material Adverse Effect. To the Knowledge of FelCor (as defined in Section 5.21), the other parties to such agreements, documents or contracts are not in breach of any of their respective obligations under such agreements, documents or contracts other than breaches, which could not reasonably be expected to have a FelCor Material Adverse Effect.

     5.3  FELCOR STRUCTURE.

     (a) The authorized shares of stock of FelCor consist of 200,000,000 shares of FelCor Common Stock and 20,000,000 shares of preferred stock, $0.01 par value per share, of which 6,050,000 shares have been designated as $1.95 Series A Cumulative Convertible Preferred Stock ("FelCor Series A Preferred Stock") and 57,500 shares have been designated as 9% Series B Cumulative Redeemable Preferred Stock ("FelCor Series B Preferred Stock"). As of the date hereof, (i) 53,159,146 shares of FelCor Common Stock were issued and outstanding, (ii) 5,980,600 shares of FelCor Series A Preferred Stock were outstanding, (iii) 57,500 shares of FelCor Series B Preferred Stock were outstanding and represented by 5,750,000 Depositary Receipts, each representing 1/100 of a share of FelCor Series B Preferred Stock, (iv) 3,092,614 shares of FelCor Common Stock have been reserved for issuance, and FelCor may propose an increase in the number of shares reserved for issuance to an aggregate of 4,092,614 shares, under FelCor's Restricted Stock and Stock Option Plans, as amended (the "FelCor Plans"), (v) 1,737,111 shares of FelCor Common Stock were issuable upon exercise of outstanding stock options (the "FelCor Options") to purchase shares of FelCor Common Stock, (vi) 5,500 shares of Common Stock issuable pursuant to FelCor's Deferred Compensation Plan, (vii) 9,014,046 shares of FelCor Common Stock were reserved for issuance upon redemption of FelCor OP Units, and (viii) 4,636,161 shares of FelCor Common Stock were reserved for issuance upon conversion of the FelCor Series A Preferred Stock. On the date hereof, except as set forth in this
Section 5.3 and the Schedules referenced in this Section 5.3, no shares of FelCor Common Stock or other voting securities of FelCor were issued, reserved for issuance or outstanding.

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     (b) Set forth in Schedule 5.3(b) to the FelCor Disclosure Letter is a true and complete list of the following: (i) each qualified or nonqualified option to purchase shares of FelCor Common Stock granted under the FelCor Plans or any other formal or informal stock-based compensation arrangement, (ii) each grant of shares of FelCor Common Stock to employees which are subject to any risk of forfeiture ("FelCor Restricted Stock Grants") and (iii) shares issuable pursuant to the FelCor Deferred Compensation Plan ("FelCor Deferred Stock"). As of the date of this Agreement, other than FelCor Options, FelCor Restricted Stock Grants, and FelCor Deferred Stock, there were no outstanding warrants or other rights to acquire stock, stock appreciation rights, phantom stock, dividend equivalents, performance units and performance shares granted under the FelCor Plans or rights to receive shares of FelCor Common Stock on a deferred basis granted under the FelCor Plans. Schedule 5.3(b) to the FelCor Disclosure Letter also sets forth for each FelCor Option the name of the grantee, the date of the grant, status of the option as qualified or nonqualified under Section 422 of the Code, the number of shares of FelCor Common Stock subject to such option, the number of shares subject to options that are currently exercisable, the exercise price per share, the expiration date and the number of such shares subject to share appreciation rights. For each FelCor Restricted Stock Grant,
Schedule 5.3(b) to the FelCor Disclosure Letter sets forth the name of the grantee, the date of the grant and the number of shares of FelCor Common Stock granted and the date any risk of forfeiture with respect to such shares lapses.

     (c) All outstanding shares of FelCor Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of FelCor having the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of FelCor may vote.

     (d) Except (i) as set forth in this Section 5.3, in Schedule 5.3(b) or 5.3(d) to the FelCor Disclosure Letter, or in the FelCor Operating Partnership Agreement (as defined herein) and (ii) for FelCor OP Units held by partners in the FelCor OP (which, subject to certain restrictions, may be redeemed by the holders thereof for either cash or, at FelCor's option, shares of FelCor Common Stock on a one-for-one basis), (A) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which FelCor or any FelCor Subsidiary is a party or by which such entity is bound, obligating FelCor or any FelCor Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of FelCor Common Stock, voting securities or other ownership interests of FelCor or of any FelCor Subsidiary or obligating FelCor or any FelCor Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (other than to FelCor or a FelCor Subsidiary), and (B) there are no outstanding obligations of FelCor or any FelCor Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock or ownership interest in FelCor or any FelCor Subsidiary.

     5.4 ORGANIZATION, STANDING AND POWER OF FELCOR OP. FelCor OP is a limited partnership duly organized and validly existing under the laws of Delaware and has the requisite power and authority to carry on its business as now being conducted. FelCor OP is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a FelCor Material Adverse Effect. FelCor has delivered to the MeriStar Parties complete and correct copies of the FelCor Operating Partnership Agreement as amended or supplemented to the date of this Agreement.

     5.5  AUTHORITY; NONCONTRAVENTION; CONSENTS.

     (a) FelCor has the requisite power to enter into this Agreement and, subject to the requisite stockholder approval of the Merger (the "FelCor Stockholder Approval" and, together with the MeriStar Stockholder Approval, the "Stockholder Approvals"), to consummate the transactions contemplated by this Agreement. Except as set forth in Schedule 5.5(a) to the FelCor Disclosure Letter, FelCor OP has the requisite partnership power and authority to enter into this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the FelCor

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

Parties and the consummation by the FelCor Parties of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the FelCor Parties, except for and subject to the FelCor Stockholder Approval and the approvals set forth on Schedule 5.5(a) to the FelCor Disclosure Letter. This Agreement has been duly executed and delivered by the FelCor Parties and constitutes a valid and binding obligation of the FelCor Parties, enforceable against the FelCor Parties in accordance with and subject to its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     (b) Except as set forth in Schedule 5.5(b) to the FelCor Disclosure Letter, the execution and delivery of this Agreement by the FelCor Parties do not, and the consummation of the transactions contemplated by this Agreement, (including, without limitation,) the Transactions, and compliance by the FelCor Parties with the provisions of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any substantive obligation or to loss of a substantive benefit under, or result in the creation of any Lien upon any of the properties or assets of the FelCor Parties or any FelCor Subsidiary under, (i) the FelCor Charter, FelCor Bylaws or the charter, organizational documents, limited liability company agreement, partnership agreement or other governing document (as the case may be) of any FelCor Subsidiary, each as amended or supplemented to the date of this Agreement, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, franchise or license applicable to FelCor or any FelCor Subsidiary or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Laws applicable to FelCor or any FelCor Subsidiary or their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, loss or Liens that individually or in the aggregate would not (x) have a FelCor Material Adverse Effect or (y) prevent the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to FelCor or any FelCor Subsidiary in connection with the execution and delivery of this Agreement or the consummation by the FelCor Parties of any of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of the Registration Statement and the Proxy Statement, (ii) the acceptance for record of the Articles of Merger by the Department and the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) such filings as may be required in connection with the payment of any transfer and gains taxes, and
(iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings (A) as are set forth in Schedule 5.5(a) or (b) to the FelCor Disclosure Letter or (B) as may be required under (y) federal, state or local environmental or Tax laws or (z) the "blue sky" laws of various states, to the extent applicable, or (C) which, if not obtained or made, would not prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or otherwise prevent the FelCor Parties from performing their obligations under this Agreement in any material respect or have, individually or in the aggregate, a FelCor Material Adverse Effect.

     5.6 SEC DOCUMENTS; FINANCIAL STATEMENTS; UNDISCLOSED LIABILITIES. FelCor has filed all required reports, schedules, forms, statements and other documents with the SEC since July 28, 1994 through the date hereof (the "FelCor SEC Documents"). All of the FelCor SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such FelCor SEC Documents. None of the FelCor SEC Documents (other than preliminary materials) at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later FelCor SEC Documents filed and publicly available prior to the date of this Agreement. The consolidated financial statements of FelCor and the FelCor Subsidiaries included in the FelCor SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited
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statements, as permitted by the applicable rules and regulations of the SEC)
applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP and the applicable rules and regulations of the SEC, the consolidated financial position, as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments) of FelCor and the FelCor Subsidiaries. Except for liabilities and obligations set forth in the FelCor SEC Documents or in Schedule 5.6 to the FelCor Disclosure Letter, neither FelCor nor any FelCor Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of FelCor or in the notes thereto and which, individually or in the aggregate, would have a FelCor Material Adverse Effect.

     5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for (i) matters disclosed in the FelCor SEC Documents or in Schedule 5.7 to the FelCor Disclosure Letter, and (ii) the Transactions and the dividends and distributions contemplated by Section 2.2(c), and (iii) the transactions permitted by Section 6.4, since the date of the most recent audited financial statements included in the FelCor SEC Documents (the "FelCor Financial Statement Date"), FelCor and the FelCor Subsidiaries have conducted their business only in the ordinary and normal course (taking into account prior practices, including the acquisition of properties and issuance of securities) and there has not been, from the FelCor Financial Statement Date through the date of this Agreement, (a) any material adverse change in the business, financial condition or results of operations of FelCor and the FelCor Subsidiaries taken as a whole, including, without limitation, any increase in market rates of interest and related costs of financing which results in yields for new issues of unsecured senior notes issued by companies with a comparable debt rating to FelCor and MeriStar exceeding an amount which the members of the Interim Transactions Committee (as defined in Section 6.5) agree, in the exercise of their good faith business judgment, makes the issuance of such debt not economically prudent (a "FelCor Material Adverse Change"), (b) any occurrence or circumstance that with the passage of time would reasonably be expected to result in a FelCor Material Adverse Change, or (c) any action taken by FelCor or any FelCor Subsidiary during the period from the FelCor Financial Statement Date through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.4.

     5.8  LITIGATION.  Except as disclosed in the FelCor SEC Documents or in
Schedule 5.8 to the FelCor Disclosure Letter, and other than personal injury and other routine tort litigation arising from the ordinary course of operations of FelCor and the FelCor Subsidiaries (a) which are covered by adequate insurance or (b) for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no suit, action or proceeding pending (in which service of process has been received by an employee or agent of FelCor or a FelCor Subsidiary) or, to the Knowledge of FelCor, threatened in writing against or affecting FelCor or any FelCor Subsidiary that, individually or in the aggregate, could reasonably be expected to have a FelCor Material Adverse Effect or to prohibit, restrict or interfere with the consummation of any of the Transactions, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against FelCor or any FelCor Subsidiary having, or which, insofar as reasonably can be foreseen, in the future could have, any such Effect.

     5.9  PROPERTIES.

     (a) Schedule 5.9(a) to the FelCor Disclosure Letter sets forth a complete and accurate list and the address of all real property owned or leased by FelCor or any FelCor Subsidiary (collectively, and together with the land at each address referenced in Schedule 5.9(a) to the FelCor Disclosure Letter and all buildings, structures and other improvements and fixtures located on or under such land and all easements, rights and other appurtenances to such land, the "FelCor Properties"). FelCor or the FelCor Subsidiaries, owns or own, as the case may be, good and insurable fee simple title (or, if so indicated in Schedule 5.9(a) to the FelCor Disclosure Letter, leasehold title) to each of the FelCor Properties, in each case free and clear of Encumbrances, except for such mortgages as are set forth on Schedule 5.14(b) to
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the FelCor Disclosure Letter or for which no disclosure is required by Section
5.14(b), the Lien of real estate taxes not yet due and payable and such Encumbrances as individually, and in the aggregate, could not reasonably be expected to have a FelCor Material Adverse Effect. Except for such of the following as individually, or in the aggregate, could not reasonably be expected to have a FelCor Material Adverse Effect, policies of title insurance (or marked title insurance commitments having the same force and effect as title insurance policies) have been issued by national title insurance companies insuring the fee simple or leasehold, as applicable, title of FelCor or its Subsidiaries, as applicable, to each of the FelCor Properties in amounts at least equal to the portion of the purchase price thereof allocated to real estate (the "FelCor Title Policies"), and, to FelCor's Knowledge, the FelCor Title Policies are valid and in full force and effect and no claim has been made under any such policy (except claims which have previously been fully resolved).

     (b) Except as set forth in Schedule 5.9(b) to the FelCor Disclosure Letter, and except for matters which would not, individually or in the aggregate, reasonably be expected to have a FelCor Material Adverse Effect or to materially and adversely affect the use or occupancy (or, if applicable, any proposed development) of the FelCor Properties, FelCor has no Knowledge that any currently required certificate, permit or license (including building permits and certificates of occupancy) from any Governmental Entity having jurisdiction over any FelCor Property or any agreement, easement or other right which is necessary to permit the lawful use, occupancy or operation of the existing buildings, structures or other improvements which constitute a part of any of the FelCor Properties has not been obtained or is not in full force and effect, or of any pending modification or cancellation of any of the same.

     (c) Schedule 5.9(c) to the FelCor Disclosure Letter sets forth a complete and accurate list of all definitive agreements made or entered into by FelCor or any FelCor Subsidiary as of the date hereof, which are scheduled to close or be consummated after the date hereof, (x) to sell, mortgage, pledge, hypothecate, lease or sublease any FelCor Property, which, individually or in the aggregate, are material, (y) to enter into a material transaction in respect of the ownership or financing of any FelCor Property, or (z) to purchase, lease or otherwise acquire any real property.

     (d) Except as set forth in Schedule 5.9(d) to the FelCor Disclosure Letter, none of the FelCor Properties is subject to any outstanding purchase option, right of first refusal, right of first offer or similar right other than such rights as would not reasonably be expected to have a FelCor Material Adverse Effect, nor has FelCor or any FelCor Subsidiary entered into any outstanding contracts with others for the sale, mortgage, pledge, hypothecation, assignment, sublease or lease of any material portion of any FelCor Property or other transfer of all or any part of any FelCor Property as of the date hereof, which are scheduled to close or be consummated after the date hereof, and no Person has any right or option to acquire, or right of first refusal or right of first offer with respect to, any interest of FelCor or any FelCor Subsidiary in any FelCor Property or any material part thereof.

     (e) Schedule 5.9(e) to the FelCor Disclosure Letter sets forth the capital expenditure budget and schedule of FelCor and each FelCor Subsidiary for each FelCor Property, describing the capital expenditures which FelCor or any FelCor Subsidiary has budgeted for such FelCor Property for the period running through December 31, 2001 (the "FelCor Budget and Schedule").

     (f) The ground leases underlying the leased FelCor Properties (collectively, the "FelCor Ground Leases") are listed on Schedule 5.9(f) to the FelCor Disclosure Letter. Each of the FelCor Ground Leases is valid, binding and in full force and effect as against FelCor or any FelCor Subsidiary and, to FelCor's Knowledge, as against the other party thereto, except to the extent the failure to be binding and in full force and effect would not reasonably be expected to have a FelCor Material Adverse Effect. There does not exist under any of the FelCor Ground Leases any default, and, to FelCor's Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, reasonably be expected to result in a FelCor Material Adverse Effect.

     (g) Schedule 5.9(g) to the FelCor Disclosure Letter sets forth a list of the hotel franchise, license or other agreements relating to the names, marks or systems (the "FelCor Franchise Agreements") under which each of the FelCor Properties is being operated. Each of the FelCor Franchise Agreements is in full
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force and effect and, to the Knowledge of FelCor, there are no defaults thereunder by either party thereto, nor have any events occurred which, with the giving of notice or the passage of time or both, would constitute a default or event of default thereunder, except for those which either individually or in the aggregate would not constitute a FelCor Material Adverse Effect.

     (h) Schedule 5.9(h) to the FelCor Disclosure Letter sets forth a list of the hotel management agreements (the "FelCor Management Agreements") pursuant to which each of the FelCor Properties is being managed. Each of the FelCor Management Agreements is in full force and effect and, to the Knowledge of FelCor, there are no defaults thereunder by either party thereto, nor have any events occurred which, with the giving notice or the passage of time or both would constitute a default or event of default thereunder, except for those which either individually or in the aggregate would not constitute a FelCor Material Adverse Effect.

     5.10  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

     (a) With respect to all FelCor Benefit Plans (as defined below), except for such matters, as, individually or in the aggregate, could not reasonably be expected to have a FelCor Material Adverse Effect, (a) each FelCor Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and, to the Knowledge of FelCor, nothing has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of such FelCor Benefit Plan or related trust, (b) each FelCor Benefit Plan has been operated in all material respects in accordance with its terms and the terms and requirements of applicable law and all required returns and filings for each FelCor Benefit Plan have been timely made, (c) neither FelCor nor any FelCor Subsidiary has incurred any tax, fine, lien, penalty or other liability imposed under ERISA, the Code or other applicable laws, rules and regulations, in connection with any FelCor Benefit Plan, and no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, in progress or, to the Knowledge of FelCor or any FelCor Subsidiary, threatened, and no fact or event exists that could reasonably be expected to give rise to any such material liability, (d) all contributions due and payable on or before the date hereof in respect of each FelCor Benefit Plan have been made in full and in proper form, (e) neither FelCor nor any FelCor Subsidiary has ever sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), any plan subject to Section 413 of the Code or any "defined benefit plan" (as defined in Section 3(35) of ERISA), (f) except as otherwise required under ERISA, the Code and applicable laws, no FelCor Benefit Plan currently or previously maintained by FelCor or any FelCor Subsidiary provides any post-employment health or life insurance coverage or benefits except as required under Section 4980B of the Code; (g) neither FelCor, nor any FelCor Subsidiary, is a member of a Controlled Group which has members other than themselves, (h) all material reporting, disclosure and notice obligations imposed under ERISA and the Code have been satisfied with respect to each FelCor Benefit Plan, and (i) no benefit or amount payable, or which may become payable in connection with the Transactions by FelCor or any FelCor Subsidiary pursuant to any FelCor Benefit Plan, agreement or contract with any employee, constitutes an "excess parachute payment" which would not be deductible by reason of Section 280G of the Code. Schedule 5.10 to the FelCor Disclosure Letter contains a complete list of each "employee benefit plan" (within the meaning of Section 3(3) of ERISA, excluding "multiemployer plans" within the meaning of ERISA Section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any current or former employee, officer or director of FelCor or any FelCor Subsidiary has any present or future right to benefits sponsored or maintained by FelCor or any FelCor Subsidiary or under which FelCor or any FelCor Subsidiary has had or has any present or could reasonably be expected to have any future liability. All such plans, agreements, programs, policies and arrangements shall be

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collectively referred to as the "FelCor Benefit Plans." With respect to each
FelCor Benefit Plan, FelCor has provided to MeriStar a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable;
(iii) any summary plan description and other written communications (or a description of any oral communications) by FelCor or any FelCor Subsidiary to their employees concerning the extent of the benefits provided under a FelCor Benefit Plan; and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) attorney's response to an auditor's request for information.

     (b) Neither FelCor, nor any FelCor Subsidiary, is delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses, benefits or other compensation for any services or otherwise arising under any policy, practice, agreement, plan, program or Law, which delinquency would, in the aggregate, have a FelCor Material Adverse Effect. None of FelCor's or any FelCor Subsidiary's employment policies or practices is currently being audited or investigated by any Governmental Entity or court. There is no pending or, to the Knowledge of FelCor, threatened litigation, unfair labor practice charge, or other charge or inquiry against FelCor or any FelCor Subsidiary brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of any of them with respect to employment practices which could reasonably be expected to have a FelCor Material Adverse Effect.

     (c) Neither FelCor nor any FelCor Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation or other order by, any Governmental Entity relating to employees or employment practices. FelCor and each FelCor Subsidiary are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of the WARN, and has not planned or implemented any early retirement, separation or window program within the past five years.

     5.11  TAXES.

     (a) Each of FelCor and the FelCor Subsidiaries has timely filed or caused to be timely filed all material Tax Returns required to be filed by it and for any partnerships for which any of them is a general partner (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and has paid (or FelCor has paid on its behalf) all Taxes required to be paid as shown on such returns and all such Tax Returns were, when filed, complete and accurate in all material respects, except where the failure to file such Tax Returns, the failure to pay such Taxes and the failure of such Tax Returns to be complete and accurate in all material respects could not be reasonably expected to have a FelCor Material Adverse Effect. No material deficiencies for any Taxes have been or are currently being proposed, asserted or assessed in writing, or to the Knowledge of FelCor, threatened in writing by any taxing authority against FelCor or any FelCor Subsidiary. Neither FelCor nor a FelCor Subsidiary has executed or filed with any taxing authority any agreement now in effect extending the period for assessment of Taxes. No Tax Returns of FelCor or any FelCor Subsidiary have been or are currently being audited by any applicable taxing authority, and neither FelCor nor any FelCor Subsidiary has received any written notice that such audit is contemplated. There are no material Tax liens on any properties of FelCor or any FelCor Subsidiary other than liens for current Taxes not yet due and payable. The most recent audited financial statements contained in the FelCor SEC Documents reflect an adequate accrual in accordance with GAAP for all Taxes and deferred Taxes payable by FelCor and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Except as would not have a FelCor Material Adverse Effect, FelCor and each FelCor Subsidiary have complied with all applicable Laws relating to the payment, collection, withholding and deposit, as the case may be, of Taxes and, to the extent required, have paid over to the appropriate governmental authorities or are properly holding for such payment all taxes, unemployment insurance and other amounts required by law to be withheld or collected.

     (b) FelCor is not required to include in income any amount for an adjustment pursuant to Section 481 of the Code, and except as set forth on
Schedule 5.11(b) to the FelCor Disclosure Letter, is

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neither a party to nor obligated under any agreement or other arrangement providing for the payment of any amount that is not or would not be deductible by FelCor by reason of Section 280G of the Code or Section 162(m) of the Code.

     (c) Neither FelCor nor any FelCor Subsidiary has taken or will take any action that would create a material risk that the Merger would not qualify as a reorganization within the meaning of Section 368(a) of the Code.

     (d) Neither FelCor nor any FelCor Subsidiary is a party to or has any obligation under any Tax sharing agreements or similar contract or arrangement that would have a FelCor Material Adverse Effect. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by FelCor or any FelCor Subsidiary that would have a FelCor Material Adverse Effect.

     (e) Except as set forth on Schedule 5.11(e) to the FelCor Disclosure Letter, neither FelCor nor any FelCor Subsidiary has any material liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, that would have a FelCor Material Adverse Effect.

     (f) Since the FelCor Financial Statement Date, (i) FelCor has incurred no material liability for Taxes under Section 857(b), 860(c) or 4981 of the Code, including, without limitation, any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and (ii) neither FelCor nor a FelCor Subsidiary has incurred any material liability for Taxes other than in the ordinary course of business except where such liability for Taxes could not reasonably be expected to have a FelCor Material Adverse Effect. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in this paragraph (f) will be imposed upon FelCor.

     (g) FelCor (i) for all taxable years commencing with its taxable year beginning July 28, 1994, and ended December 31, 1994, and through December 31, 2000, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years, and (ii) has operated, and intends to continue to operate, in such manner as to qualify as a REIT for the taxable year ending December 31, 2001 and subsequent taxable years. To FelCor's Knowledge, no action, proceeding or investigation that could reasonably be expected to result in the termination of FelCor's status as a REIT has been taken or omitted or is pending or threatened.

     (h) Except as set forth on Schedule 5.11(h) to the FelCor Disclosure Letter, each of FelCor OP and each other subsidiary of FelCor that is organized as a partnership, limited liability company or trust (including entities in which FelCor directly or indirectly owns less than 50% of the equity ownership interests) has been at all times since the date of its formation, and will be through the Closing Date, treated for federal income tax purposes as either (i) a partnership that is not either an association taxable as a corporation or a publicly traded partnership under Section 7704 of the Code, (ii) a publicly traded partnership that is eligible for partnership status under Section 7704(c) of the Code or (iii) a disregarded entity.

     (i) Except as set forth on Schedule 5.11(i) to the FelCor Disclosure Letter, each of the corporations in which FelCor owns a direct or indirect equity ownership interest has been at all times since the date of its formation, and through the Closing Date will be, treated for federal income tax purposes as either (i) a "qualified REIT subsidiary" within the meaning of Section 856(i) of the Code or (ii) a "taxable REIT subsidiary" within the meaning of Section 856(l) of the Code.

     (j) Schedule 5.11(j) to the FelCor Disclosure Letter sets forth a list of the entities for which FelCor has made taxable REIT subsidiary elections under
Section 856(l) and the effective dates of such elections. FelCor has made a taxable REIT subsidiary election for each entity that it intends to treat as a taxable REIT subsidiary for its 2001 taxable year.

     (k) Except as listed on Schedule 5.11(k) to the FelCor Disclosure Letter, neither FelCor nor any FelCor Subsidiary has entered into or is subject, directly or indirectly, to any "FelCor Tax Protection

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

Agreements." As used herein, a FelCor Tax Protection Agreement is an agreement, oral or written, (A) that has as one of its purposes to permit a Person to take the position that such Person could defer federal taxable income that otherwise might have been recognized upon a transfer of property to the FelCor OP or any other FelCor Subsidiary that is treated as a partnership for federal income tax purposes, and that (i) prohibits or restricts in any manner the disposition of any assets of FelCor or any FelCor Subsidiary or requires FelCor or any FelCor Subsidiary to indemnify or reimburse any Person for a loss of Tax deferral as a result of any such asset disposition; (ii) requires that FelCor or any FelCor Subsidiary maintain, put in place, or replace, indebtedness, whether or not secured by one or more of the FelCor Properties, or (iii) requires that FelCor or any FelCor Subsidiary offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including, without limitation, through a "deficit restoration obligation," guarantee (including, without limitation, a "bottom" guarantee), indemnification agreement, reimbursement agreement or other similar arrangement), the risk of loss for federal income tax purposes for indebtedness or other liabilities of FelCor or any FelCor Subsidiary, (B) that specifies or relates to a method of taking into account book-tax disparities under Section 704(c) of the Code or the Treasury Regulations promulgated thereunder with respect to one or more assets of FelCor or a FelCor Subsidiary, or (C) that requires a particular method for allocating one or more liabilities of FelCor or any FelCor Subsidiary under Section 752 of the Code or the Treasury Regulations promulgated thereunder. Except as would not have a FelCor Material Adverse Effect, neither FelCor nor any FelCor Subsidiary is in violation of or in default under any FelCor Tax Protection Agreement.

     5.12 NO PAYMENTS TO EMPLOYEES, OFFICERS OR DIRECTORS. Except as set forth on Schedule 5.12 to the FelCor Disclosure Letter, there are no cash or non-cash payments which will become payable to any employee, officer or director of FelCor or any FelCor Subsidiary as a result of the Merger and the Transactions and there is no employment or severance contract, or other agreement requiring payments, cancellation of indebtedness or other obligation to be made upon a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Agreement, with respect to any employee, officer or director of FelCor or any FelCor Subsidiary.

     5.13 BROKERS, FEES AND EXPENSES. No broker, investment banker, financial advisor or other person, other than Deutsche Banc Alex. Brown and J.P. Morgan Securities Inc., the fees and expenses of which are as described in their engagement letters between Deutsche Banc Alex. Brown and FelCor, and J.P. Morgan Securities Inc. and FelCor, respectively, a true and correct copy of each of which has previously been delivered to the MeriStar Parties, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby, based upon arrangements made by or on behalf of FelCor or any FelCor Subsidiary.

     5.14  CONTRACTS; DEBT INSTRUMENTS.

     (a) Except as set forth in Schedule 5.14(a) to the FelCor Disclosure Letter, and except as, individually or in the aggregate, would not have a FelCor Material Adverse Effect, neither FelCor nor any FelCor Subsidiary has received a written notice that FelCor or any FelCor Subsidiary is in violation of or in default under (nor to the Knowledge of FelCor does there exist any condition, which upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, nor to the Knowledge of FelCor does such a violation or default exist.

     (b) Except for any of the following expressly identified in FelCor SEC Documents, Schedule 5.14(b) to the FelCor Disclosure Letter sets forth a list of each loan or credit agreement, note, bond, mortgage, indenture and any other agreement and instrument pursuant to which any Indebtedness in excess of $10,000,000 of FelCor or of any FelCor Subsidiary, other than such Indebtedness payable to FelCor or a FelCor Subsidiary, is outstanding or may be incurred.

     5.15 ENVIRONMENTAL MATTERS. Except as, individually or in the aggregate, would not have a FelCor Material Adverse Effect and except as disclosed in the FelCor SEC Documents filed prior to the date of this Agreement, none of FelCor, any of the FelCor Subsidiaries or, to the Knowledge of FelCor,
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

any other Person has caused or permitted (a) the unlawful presence of any Hazardous Materials on any of the FelCor Properties or properties formerly owned by FelCor or (b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred on FelCor Properties or properties formerly owned by FelCor or be presently occurring on or from the FelCor Properties, which presence or occurrence, individually or in the aggregate, could reasonably be expected to have a FelCor Material Adverse Effect; and, in connection with the construction on or operation and use of the FelCor Properties, neither FelCor nor any FelCor Subsidiary has failed to comply in any material respect with any applicable Environmental Laws, except to the extent such failure to comply, individually or in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect. No notice, notification, demand, request for information, citation, summons, complaint or order has been received by or is pending, or to the Knowledge of FelCor, is threatened by, any Person against FelCor or any FelCor Subsidiary, other than where such notice, notification, demand, request for information, citation, summons, complaint or order has been fully resolved, or, individually and in the aggregate, could not be reasonably expected to result in a FelCor Material Adverse Effect. FelCor has previously delivered or made available to MeriStar or its counsel true and complete copies of all internally prepared or commissioned environmental studies, assessments and reports in the possession or under the control of FelCor that relate to the FelCor Properties and/or FelCor 's compliance with Environmental Laws.

     5.16 COMPLIANCE WITH LAWS. Except as disclosed in the FelCor SEC Documents, neither FelCor nor any FelCor Subsidiary has violated or failed to comply with any Law, permit, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except to the extent that such violation or failure could not reasonably be expected to have a FelCor Material Adverse Effect.

     5.17 OPINIONS OF FINANCIAL ADVISOR. The Board of Directors of FelCor has received the opinions of Deutsche Banc Alex. Brown and J.P. Morgan Securities Inc. dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to FelCor.

     5.18 MARYLAND TAKEOVER LAWS. The Maryland Business Combination Act and the Maryland Control Share Acquisition Act will not apply to FelCor in connection with this Agreement and the other transactions contemplated hereby. The provisions of Article XIII of the FelCor Charter relating to the Maryland Control Share Acquisition Act have not been rescinded or revoked.

     5.19 INFORMATION SUPPLIED. None of the information supplied or to be supplied by FelCor specifically for inclusion or incorporation by reference in
(i) the Registration Statement, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, or
(ii) the Proxy Statement, at the date it is first mailed to FelCor's stockholders or at the time of the FelCor Stockholders Meeting, (as defined in Section 7.1(e)) will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and Proxy Statement will comply in all material respects with the requirements of the Securities Act and the Exchange Act, respectively, and the rules and regulations thereunder, except that no representation or warranty is made by FelCor with respect to statements made or incorporated by reference therein based on information supplied by MeriStar specifically for inclusion or incorporated by reference in the Proxy Statement or contained in any MeriStar SEC Documents incorporated by reference in the Registration Statement or the Proxy Statement.

     5.20 INVESTMENT COMPANY ACT OF 1940. Neither FelCor nor any FelCor Subsidiary is, or at the Effective Time will be, required to be registered under the 1940 Act.

     5.21 DEFINITION OF KNOWLEDGE OF FELCOR. As used in this Agreement, the phrase "Knowledge of FelCor" (or words of similar import) means the knowledge of those individuals identified in Schedule 5.21 to the FelCor Disclosure Letter.

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

     5.22 VOTING REQUIREMENTS. The FelCor Stockholder Approvals, which shall consist of the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on the matter at the FelCor Stockholders Meeting, which shall be a duly convened meeting at which a quorum is present and acting throughout, to approve the Merger, and the affirmative vote of the holders of a majority of the outstanding FelCor OP Units to approve the OP Merger, are the only votes of the holders of any class or series of FelCor's stock or FelCor OP's partnership interests necessary to approve the Merger and the other transactions contemplated by this Agreement.

                                   ARTICLE 6

                                   COVENANTS

     The parties agree as follows with respect to the period from and after the date of this Agreement to the Effective Time.

     6.1  NO SOLICITATION BY MERISTAR.

     (a) MeriStar shall not, nor shall it permit any of the MeriStar Subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant, agent or other advisor or representative of MeriStar or any MeriStar Subsidiary to, (i) solicit, initiate or encourage the submission of, any MeriStar Acquisition Proposal (as defined below), (ii) except to the extent permitted by paragraph
(b) enter into any agreement with respect to any MeriStar Acquisition Proposal, or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any MeriStar Acquisition Proposal; provided, however, that prior to the MeriStar Stockholder Meeting, to the extent required by the duties of the Board of Directors of MeriStar under Maryland law, as determined in good faith by a majority of the disinterested members thereof, having received the advice of outside counsel, MeriStar may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement to, any Person that makes or expresses a bona fide intention to make an unsolicited MeriStar Acquisition Proposal, if the Board of Directors of MeriStar first determines in good faith, based on the vote of a majority of the disinterested members thereof, that such Person has the ability to consummate a MeriStar Superior Proposal (as defined below). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an officer, director or employee of or any investment banker, attorney, accountant, agent or other advisor or representative of MeriStar or any MeriStar Subsidiary, whether or not such person is purporting to act on behalf of MeriStar, a MeriStar Subsidiary or otherwise, shall be deemed to be a breach of this paragraph by MeriStar. For all purposes of this Agreement, "MeriStar Acquisition Proposal" means any proposal, other than a proposal by FelCor or FelCor OP, for a merger, consolidation, share exchange, business combination or other similar transaction involving MeriStar or any of its Significant Subsidiaries (as defined below) or any proposal or offer (including, without limitation, any proposal or offer to stockholders of MeriStar), other than a proposal or offer by FelCor or FelCor OP, to acquire in any manner, directly or indirectly, more than a 10% equity interest in any voting securities of, or 10% or more of the consolidated assets of, MeriStar or any of its Significant Subsidiaries. MeriStar immediately shall cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any MeriStar Acquisition Proposal. For all purposes of this Agreement, a "Significant Subsidiary" means any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1, Rule 1-02 of Regulation S-X of the SEC.

     (b) Neither the Board of Directors of MeriStar nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to FelCor or FelCor OP, the approval or recommendation by the Board of Directors of MeriStar or any committee thereof of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any MeriStar Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of MeriStar, to the extent required by its duties under Maryland law, as determined in good faith by a majority of the
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

disinterested members thereof, having received the advice of outside counsel, may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) a MeriStar Superior Proposal (as defined below). For purposes of this Agreement, a "MeriStar Superior Proposal" means a bona fide written proposal made by a third party to acquire MeriStar or any of its Significant Subsidiaries pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all of its assets or otherwise, in any such case, on terms which a majority of the disinterested members of the Board of Directors of MeriStar determines in their good faith judgment (after consultation with independent financial advisors) to be more favorable to MeriStar and its stockholders than the Merger and for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of such disinterested members (after consultation with independent financial advisors), is reasonably capable of being financed by such third party.

     (c) MeriStar shall promptly advise FelCor orally and in writing of any MeriStar Acquisition Proposal or any inquiry with respect to, or which could reasonably be expected to lead to, any MeriStar Acquisition Proposal, the material terms and conditions of such MeriStar Acquisition Proposal or inquiry and the identity of the Person making any such MeriStar Acquisition Proposal or inquiry. MeriStar will keep FelCor fully informed of the status and details of any such MeriStar Acquisition Proposal or inquiry. MeriStar shall give FelCor at least one day's advance notice of any information to be supplied to, and at least three days' advance notice of any agreement to be entered into with, any Person making a MeriStar Acquisition Proposal.

     (d) Nothing contained in this Section 6.1 will prohibit MeriStar from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to MeriStar's stockholders if the MeriStar Board of Directors determines that such disclosure is necessary in order to comply with the MeriStar Board of Directors' duties under Maryland law; provided, however, that neither MeriStar nor the MeriStar Board of Directors nor any committee thereof may, except in accordance with Section 6.1(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a MeriStar Acquisition Proposal.

     6.2  NO SOLICITATION BY FELCOR.

     (a) FelCor shall not, nor shall it permit any of the FelCor Subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant, agent or other advisor or representative of FelCor or any FelCor Subsidiary to, (i) solicit, initiate or encourage the submission of, any FelCor Acquisition Proposal (as defined below),
(ii) except to the extent permitted by paragraph (b), enter into any agreement with respect to any FelCor Acquisition Proposal, or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any FelCor Acquisition Proposal; provided, however, that prior to the FelCor Stockholder Meeting, to the extent required by the duties of the Board of Directors of FelCor under Maryland law, as determined in good faith by a majority of the disinterested members thereof, having received the advice of outside counsel, FelCor may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement to, any Person that makes or expresses a bona fide intention to make an unsolicited FelCor Acquisition Proposal, if the Board of Directors of FelCor first determines in good faith, based on the vote of a majority of the disinterested members thereof, that such Person has the ability to consummate a FelCor Superior Proposal (as defined below). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an officer, director or employee of or any investment banker, attorney, accountant, agent or other advisor or representative of FelCor or any FelCor Subsidiary, whether or not such person is purporting to act on behalf of FelCor, a FelCor Subsidiary or otherwise, shall be deemed to be a breach of this paragraph by FelCor. For all purposes of this Agreement, "FelCor Acquisition Proposal" means any proposal other than a proposal by MeriStar or MeriStar OP, for a merger, consolidation, share exchange, business combination or other similar transaction involving FelCor or any of its Significant Subsidiaries or any proposal or offer

(including, without limitation, any proposal or offer to stockholders of FelCor), other than a proposal or offer by MeriStar or MeriStar OP, to acquire in any manner, directly or indirectly, more than a 10% equity interest in any voting securities of, or 10% or more of the consolidated assets of, FelCor or any of its Significant Subsidiaries. FelCor immediately shall cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any FelCor Acquisition Proposal.

     (b) Neither the Board of Directors of FelCor nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to MeriStar or MeriStar OP, the approval or recommendation by the Board of Directors of FelCor or any committee thereof of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any FelCor Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of FelCor, to the extent required by its duties under Maryland law, as determined in good faith by a majority of the disinterested members thereof having received the advice of outside counsel, may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) a FelCor Superior Proposal (as defined below). For purposes of this Agreement, a "FelCor Superior Proposal" means a bona fide written proposal made by a third party to acquire FelCor or any of its Significant Subsidiaries pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all of its assets or otherwise, in any such case, on terms which a majority of the disinterested members of the Board of Directors of FelCor determines in their good faith judgment (after consultation with independent financial advisors) to be more favorable to FelCor and its stockholders than the Merger and for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of such disinterested members (after consultation with independent financial advisors), is reasonably capable of being financed by such third party.

     (c) FelCor shall promptly advise MeriStar orally and in writing of any FelCor Acquisition Proposal or any inquiry with respect to, or which could reasonably be expected to lead to, any FelCor Acquisition Proposal, the material terms and conditions of such FelCor Acquisition Proposal or inquiry and the identity of the Person making any such FelCor Acquisition Proposal or inquiry. FelCor will keep MeriStar fully informed of the status and details of any such FelCor Acquisition Proposal or inquiry. FelCor shall give MeriStar at least one day's advance notice of any information to be supplied to, and at least three days' advance notice of any agreement to be entered into with, any Person making an FelCor Acquisition Proposal.

     (d) Nothing contained in this Section 6.2 will prohibit FelCor from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to FelCor's stockholders if the FelCor Board of Directors determines that such disclosure is necessary in order to comply with the FelCor Board of Directors' duties under Maryland law; provided, however, that neither FelCor nor the FelCor Board of Directors nor any committee thereof may, except in accordance with Section 6.2(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a FelCor Acquisition Proposal.

     6.3 CONDUCT OF MERISTAR'S BUSINESS PENDING MERGER. Prior to the Effective Time, (i) except as expressly provided for in this Agreement, (ii) except as consented to in writing by FelCor or approved by the Interim Transactions Committee (as hereinafter defined), or (iii) except as otherwise set forth in
Schedule 6.3 to the MeriStar Disclosure Letter, MeriStar shall, and shall cause each MeriStar Subsidiary to:

          (a) conduct its business only in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted;

          (b) preserve intact its business organization and goodwill and use its reasonable efforts to keep available the services of its officers and employees;

          (c) not acquire, enter into any option to acquire, or exercise any option or contract to acquire, additional real property (including, without limitation, any hotel property), incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, other real estate or hotel projects, except that MeriStar may incur additional indebtedness under its revolving credit facility as in effect on the date hereof;

          (d) not amend the MeriStar Charter or MeriStar Bylaws, the MeriStar OP Partnership Agreement, or other comparable organizational documents of any MeriStar Subsidiary;

          (e) (x) make no change in the number of shares of capital stock, membership interests or units (or their equivalent) of partnership interest issued and outstanding with respect to MeriStar or any MeriStar Subsidiary, other than pursuant to (i) the exercise of options disclosed in Schedule 4.3(b) to the MeriStar Disclosure Letter, or (ii) any exchange, redemption or conversion of the MeriStar OP Units or MeriStar Convertible Notes into shares of MeriStar Common Stock in accordance with the existing agreements governing same, and (y) not grant any rights, warrants or options to acquire any such shares, membership or partnership interests;

          (f) not (i) authorize, declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of MeriStar Common Stock or partnership interests in MeriStar OP except as contemplated in Section 2.2(c) or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock, membership interests or units of partnership interest or any option, warrant or right to acquire, or security convertible into, shares of capital stock, membership interests, or units of partnership interest in MeriStar or any MeriStar Subsidiary except for the exchange of MeriStar OP Units for shares of MeriStar Common Stock pursuant to an exchange agreement in existence on the date of this Agreement;

          (g) not sell, lease, mortgage, subject to Lien or otherwise dispose of any of the MeriStar Properties except for leases or subleases of long-term stay rental units, newsstands, gift shops, rooftop antenna spaces and other facilities customarily leased to third parties, that are entered into in the ordinary and normal course of business with unrelated third parties and that, individually or in the aggregate, are not material to the business or operations of the MeriStar Property to which they relate;

          (h) not enter into any commitment, contractual obligation, capital expenditure or transaction (each, a "MeriStar Commitment") which may result in total payments or liability by or to it in excess of $500,000 or aggregate MeriStar Commitments in excess of $1,000,000, except for the capital expenditures disclosed in the MeriStar Budget and Schedule, and not make any capital expenditures except in conformance in all material respects with the MeriStar Budget and Schedule;

          (i) not settle any stockholder derivative or class action claims arising out of, relating to or connected with any of the transactions contemplated by this Agreement;

          (j) not enter into or amend any MeriStar Commitment or employment, compensation or severance agreement with any of its officers, directors, employees or Affiliates (as defined herein), other than waivers by employees of benefits under such agreements;

          (k) confer on a regular basis with one or more representatives of FelCor to report operational matters of a material nature and, subject to Sections 6.1 and 6.5, any proposals to engage in material transactions;

          (l) promptly notify FelCor of any material emergency or other material change in its business, financial condition, results of operations or prospects;

          (m) maintain its books and records in accordance with GAAP, consistently applied, and not change in any material manner any of its methods, principles or practices of accounting in effect at the applicable MeriStar Financial Statement Date, except as may be required by applicable Law or GAAP;

          (n) not make or rescind any express or deemed election relative to Taxes which would have a MeriStar Material Adverse Effect (unless required by Law or necessary to preserve MeriStar's status as a REIT or the status of any MeriStar Subsidiary as a partnership for Tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under Section 856(i) of the Code and Section 856(l) of the Code, respectively);

          (o) not adopt any new employee benefit plan or amend any existing plans or rights, except for changes which are required by Law or changes which are not more favorable to participants than provisions presently in effect;

          (p) not amend any contract to which MeriStar or any MeriStar Subsidiary is a party that is listed or identified in the MeriStar Disclosure Letter, or any schedule thereto, in a manner adverse to FelCor without obtaining the prior written consent of FelCor or the approval of the Interim Transactions Committee (as defined herein);

          (q) not change the ownership of any MeriStar Subsidiary;

          (r) promptly notify FelCor of any action, suit, proceeding, claim or audit pending or threatened against or with respect to MeriStar or any MeriStar Subsidiary where there is a reasonable possibility of a determination or decision which could have a MeriStar Material Adverse Effect;

          (s) continue to maintain and repair all of the MeriStar Properties in a manner consistent with past practices;

          (t) maintain all licenses and permits material to the conduct of business at any MeriStar Property or as may be required by any Governmental Entity administering Laws regulating the MeriStar Properties, and take whatever action is reasonably necessary to maintain such licenses and permits; and

          (u) not make any loans, advances or capital contributions to, or investments in, any other Person, except loans, advances and capital contributions to MeriStar Subsidiaries in existence as of the date hereof and ordinary course expense advances to employees and except in connection with a transaction permitted by Section 6.3(c).

     6.4 CONDUCT OF FELCOR'S BUSINESS PENDING MERGER. Prior to the Effective Time, (i) except as expressly provided for in this Agreement, (ii) except as consented to in writing by MeriStar or approved by the Interim Transactions Committee or (iii) except as otherwise set forth in Schedule 6.4 to the FelCor Disclosure Letter, FelCor shall, and shall cause each FelCor Subsidiary to:

          (a) conduct its business only in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted;

          (b) preserve intact its business organization and goodwill and use its reasonable efforts to keep available the services of its officers and employees;

          (c) not acquire, enter into any option to acquire, or exercise any option or contract to acquire, additional real property (including, without limitation, any hotel property), incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, other real estate or hotel projects, except that FelCor may incur additional indebtedness (x) in connection with this Agreement and the Transactions contemplated herein and (y) under its revolving credit facility as in effect on the date hereof;

          (d) not amend the FelCor Charter or FelCor Bylaws, the FelCor OP Partnership Agreement, or other comparable organizational documents of any FelCor Subsidiary;

          (e) (x) make no increase in the number of shares of stock of FelCor, membership interests or units (or their equivalent) of partnership interest issued and outstanding with respect to FelCor or any FelCor Subsidiary, other than pursuant to (i) the exercise of options disclosed in Schedule 5.3(c) to the FelCor Disclosure Letter, or (ii) any exchange or redemption of FelCor OP Units for shares of
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     FelCor Common Stock in accordance with the existing agreements governing same, and (y) not grant any rights, warrants or options to acquire any such shares, membership or partnership interests;

          (f) not (i) authorize, declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of FelCor Common Stock or partnership interests in FelCor OP except as contemplated in Section 2.2(c) or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock, membership interests or units of partnership interest or any option, warrant or right to acquire, or security convertible into, shares of capital stock, membership interests, or units of partnership interest except for the exchange of FelCor OP Units for shares of FelCor Common Stock pursuant to the FelCor OP Partnership Agreement;

          (g) not sell, lease, mortgage, subject to Lien or otherwise dispose of any of the FelCor Properties except for leases or subleases of long-term stay rental units, newsstands, gift shops, rooftop antenna spaces and other facilities customarily leased to third parties, that are entered into in the ordinary and normal course of business with unrelated third parties and that, individually or in the aggregate, are not material to the business or operations of the FelCor Property to which they relate;

          (h) not enter into any commitment, contractual obligation, capital expenditure or transaction (each, a "FelCor Commitment") which may result in total payments or liability by or to it in excess of $500,000 or aggregate FelCor Commitments in excess of $1,000,000, except for the capital expenditures disclosed in the FelCor Budget and Schedule;

          (i) not settle any stockholder derivative or class action claims arising out of, relating to or connected with any of the transactions contemplated by this Agreement;

          (j) not enter into or amend any FelCor Commitment or employment, compensation or severance agreement with any of its officers, directors, employees or Affiliates, other than waivers by employees of benefits under such agreements;

          (k) confer on a regular basis with one or more representatives of MeriStar to report operational matters of a material nature and, subject to Sections 6.2 and 6.5, any proposals to engage in material transactions;

          (l) promptly notify MeriStar of any material emergency or other material change in its business, financial condition, results of operations or prospects;

          (m) maintain its books and records in accordance with GAAP, consistently applied, and not change in any material manner any of its methods, principles or practices of accounting in effect at the applicable FelCor Financial Statement Date, except as may be required by applicable Law or GAAP;

          (n) not make or rescind any express or deemed election relative to Taxes which would have a FelCor Material Adverse Effect (unless required by Law or necessary to preserve FelCor's status as a REIT or the status of any FelCor Subsidiary as a partnership for Tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under Section 856(i) of the Code and Section 856(l) of the Code, respectively);

          (o) not change the ownership of any FelCor Subsidiary; and

          (p) promptly notify MeriStar of any action, suit, proceeding, claim or audit pending or threatened against or with respect to FelCor or any FelCor Subsidiary where there is a reasonable possibility of a determination or decision which could have a FelCor Material Adverse Effect.

     6.5 INTERIM TRANSACTIONS COMMITTEE. Promptly following the execution of this Agreement, MeriStar and FelCor will constitute and establish a committee (the "Interim Transactions Committee") which will evaluate and consider any proposed commitment, contractual obligation, capital expenditure or transaction of the type referred to in Sections 6.3 or 6.4 of this Agreement, or the settlement of any stockholder derivative or class action claims arising out of or in connection with any of the transactions

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

contemplated by this Agreement between the date hereof and the Effective Time. The Interim Transactions Committee will consist of the President and Chief Executive Officer of FelCor, or such other individual selected by FelCor who is reasonably acceptable to MeriStar, and the Chairman and Chief Executive Officer of MeriStar, or such other individual selected by MeriStar who is reasonably acceptable to FelCor. The Interim Transactions Committee will act only by the affirmative vote of both members thereof. The Interim Transactions Committee will be abolished at the Effective Time.

     6.6 COMPLIANCE WITH THE SECURITIES ACT. Prior to the Effective Time, MeriStar shall cause to be prepared and delivered to FelCor a list (reasonably satisfactory to counsel for FelCor) identifying all persons who, at the time of the FelCor and MeriStar Stockholders Meetings, may be deemed to be "affiliates" of MeriStar as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates"). MeriStar shall use its best efforts to cause each person who is identified as an Affiliate in such list to deliver to FelCor on or prior to the Effective Time a written agreement, in the form attached hereto as Exhibit "C," that such Affiliate will not sell, pledge, transfer or otherwise dispose of any FelCor Common Stock issued to such Affiliate pursuant to the Merger, except pursuant to an effective registration statement under the Securities Act, in compliance with paragraph (d) of Rule 145 or pursuant to an exemption from the registration requirements of the Securities Act. FelCor shall be entitled to place legends as specified in such written agreements on the certificates representing any FelCor Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the FelCor Common Stock, consistent with the terms of such agreements.

     6.7 FILING OF CERTAIN REPORTS. The Surviving Corporation shall file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as any Affiliate of MeriStar or FelCor may reasonably request, all to the extent required from time to time to enable such Affiliate to sell shares of stock of the Surviving Corporation received by such Affiliate in the Merger without registration under the Securities Act pursuant to (i) Rule 145(d)(1) under the Securities Act, as such rule may be amended from to time, or (ii) any successor rule or regulation hereafter adopted by the SEC.

     6.8 OTHER ACTIONS. Each of MeriStar on the one hand and FelCor on the other hand shall not, and shall use commercially reasonable efforts to cause their respective Subsidiaries not to, take any action that would result in (i) any of the representations and warranties of such party (without giving effect to any "knowledge" qualification) set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties (without giving effect to any "knowledge" qualification) that are not so qualified becoming untrue in any material respect or (iii) except as contemplated by Section 6.1 or 6.2 (as the case may be), any of the conditions to the Merger set forth in Article 8 not being satisfied.

                                   ARTICLE 7

                              ADDITIONAL COVENANTS

     The parties additionally agree as follows with respect to the period from and after the date of this Agreement to the Effective Time.

     7.1 PREPARATION OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT; MERISTAR STOCKHOLDERS MEETING AND FELCOR STOCKHOLDERS MEETING.

     (a) The parties shall cooperate and promptly prepare and FelCor shall file with the SEC as soon as practicable a Registration Statement on Form S-4 under the Securities Act (the "Registration Statement") covering the FelCor Common Stock issuable in the Merger, a portion of which registration statement shall also serve as the joint proxy statement with respect to the meetings of the stockholders of FelCor and MeriStar in connection with the Merger (the "Proxy Statement"). FelCor shall use commercially reasonable efforts, and MeriStar shall use commercially reasonable efforts to cooperate with FelCor, to (i) respond to any comments of the SEC and (ii) have the Registration Statement declared
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effective under the Securities Act and the rules and regulations promulgated thereunder as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of MeriStar and FelCor will use its reasonable best efforts to cause the Proxy Statement to be mailed to its respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party agrees to date its Proxy Statement as of the same date, which shall be the approximate date of mailing to the stockholders of the respective parties. FelCor will notify MeriStar promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information and will supply MeriStar with copies of all correspondence between such party or any of its representatives and the SEC, with respect to the Registration Statement or the Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, MeriStar or FelCor, as the case may be, shall promptly inform the other of such occurrences and cooperate in filing with the SEC and/or mailing to the stockholders of MeriStar or FelCor such amendment or supplement to the Registration Statement or Proxy Statement. Each party hereto shall also take such action as may be reasonably required to cause the shares of FelCor Common Stock issuable in connection with the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that no party shall be required to register or qualify as a foreign corporation or to take other action which would subject it to general service of process in any jurisdiction where the Surviving Corporation will not be, following the Merger, so subject. Each of the parties hereto shall furnish all information concerning itself which is required or customary for inclusion in the Proxy Statement and Registration Statement. The MeriStar Parties and the FelCor Parties also shall use commercially reasonable efforts to cause their respective legal counsel designated in Section 8.1(f), (g) and (h) to deliver any opinions, which opinions shall be filed as exhibits to the Registration Statement, addressing federal income tax matters and other matters as are required to be addressed in the Registration Statement and the Proxy Statement under the applicable rules of the SEC. MeriStar OP shall promptly complete the accounting audit of its financial statements for the 1998, 1999 and 2000 fiscal years so that such financial statements are available for inclusion in any filings, reports or registration statements (including the Registration Statement) if and to the extent such inclusion is required under applicable regulations of the SEC. The information provided by any party hereto for use in the Proxy Statement and Registration Statement shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading. No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion in the Proxy Statement and Registration Statement.

     (b) MeriStar shall use commercially reasonable efforts to cause to be delivered to FelCor letters of KPMG Peat Marwick LLP, dated a date within two business days before the date of the Proxy Statement and Registration Statement, and addressed to FelCor, in form and substance reasonably satisfactory to FelCor and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4.

     (c) FelCor shall use commercially reasonable efforts to cause to be delivered to MeriStar a letter of PricewaterhouseCoopers L.L.P., dated a date within two business days before the date of the Proxy Statement and Registration Statement, and addressed to MeriStar, in form and substance reasonably satisfactory to MeriStar and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4.

     (d) MeriStar will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold (no sooner than 20 business days following the date the Proxy Statement is mailed to the stockholders of MeriStar) a meeting of its stockholders (the "MeriStar Stockholders Meeting") for the purpose of obtaining the MeriStar Stockholder Approval. MeriStar will, through its Board of Directors, recommend to its stockholders approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, which recommendation shall also be stated in the Proxy Statement. Prior

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

to the MeriStar Stockholders Meeting, such recommendation may be withdrawn, modified or amended only in accordance with Section 6.1 of this Agreement.

     (e) FelCor will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold (no sooner than 20 business days following the date the Proxy Statement is mailed to the stockholders of FelCor) a meeting of its stockholders (the "FelCor Stockholders Meeting") for the purpose of obtaining the FelCor Stockholder Approval. FelCor will, through its Board of Directors, recommend to its stockholders approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, which recommendation shall also be stated in the Proxy Statement. Prior to the FelCor Stockholders Meeting, such recommendation may be withdrawn, modified or amended only in accordance with Section 6.2 of this Agreement.

     (f) MeriStar and FelCor shall use commercially reasonable efforts to hold their respective stockholder meetings on the same day, which day, subject to the provisions of Section 7.1(d) and 7.1(e), shall be a day not later than 45 days after the date the Proxy Statement is mailed.

     (g) If on the date for the MeriStar Stockholders Meeting and the FelCor Stockholders Meeting established pursuant to Section 7.1(d) and (e), respectively, either MeriStar or FelCor has not received a sufficient number of proxies to approve this Agreement, the Merger and the other transactions contemplated by this Agreement, then both parties will adjourn their respective stockholders meetings until the first to occur of (i) the date ten calendar days after the originally scheduled date of the stockholders meetings or (ii) the date on which the requisite number of proxies approving this Agreement, the Merger and the other transactions contemplated by this Agreement has been obtained.

     7.2 ACCESS TO INFORMATION: CONFIDENTIALITY. Subject to the requirements of confidentiality agreements with third parties, each of MeriStar and FelCor shall, and shall cause each of its Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of MeriStar and FelCor shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Each of MeriStar and FelCor shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to, hold any nonpublic information in confidence to the extent required by, and in accordance with, and will comply with the provisions of the letter agreement dated as of March 7, 2001 between MeriStar and FelCor (the "Confidentiality Agreement"), the terms of which are incorporated herein and made a part of this Agreement.

     7.3 REGULATORY MATTERS. Each party hereto shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use all commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all governmental authorities, including, without limitation, the NYSE, National Association of Securities Dealers or the American Stock Exchange (as applicable), necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement.

     7.4  DIRECTORS' AND OFFICERS' INDEMNIFICATION.

     (a) MeriStar Indemnification. From and after the Effective Time, the Surviving Corporation will provide indemnification for each individual who is now or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director of MeriStar or any MeriStar Subsidiary (the "Indemnified Parties") which is the same as the indemnification provided to the Indemnified Parties by MeriStar and the MeriStar Subsidiaries in the MeriStar Charter and Bylaws or the applicable charter or other organizational document of such MeriStar Subsidiary, as in effect on the date hereof; provided,

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

that such indemnification covers actions on or prior to the Effective Time, including without limitation all transactions contemplated by this Agreement, whether asserted before, at or after the Effective Time.

     (b) Insurance. The Surviving Corporation shall obtain, at its expense, so-called "tail insurance" providing for the extension of the directors and officers liability insurance maintained by MeriStar for six years after the Closing Date.

     (c) Continuing Indemnification. The Surviving Corporation will continue in force and effect after the Effective Time each indemnification agreement between MeriStar or any MeriStar Subsidiary, on the one hand, and any Person, on the other hand, which was in force and effect immediately prior to the date of this Agreement.

     (d) Successors. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.4.

     (e) Benefit. The provisions of this Section 7.4 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and his or her heirs, representatives, administrators, successors and assigns.

     7.5 PUBLIC ANNOUNCEMENTS. Subject to each party's disclosure obligations imposed by law, MeriStar and FelCor will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any public announcement or statement with respect hereto or thereto without the consent of the other party (which consent shall not be unreasonably withheld or delayed). In this regard, the parties shall comply with the requirements of any applicable rules and regulations of the SEC, including Regulation FD and Rule 165. To the extent required by such rules and regulations, the parties shall cooperate to make any required filings or to issue any required public disclosures thereunder. It is understood and agreed that this Section 7.5 is intended to address matters with respect to this Agreement and the transactions contemplated hereby (e.g., status, terms, etc.), and is not intended to address disclosure of confidential non-public information of a party obtained by the other party in connection with this Agreement and the transactions contemplated hereby, which information is subject to the Confidentiality Agreement and Section 7.2 hereof.

     7.6  EMPLOYMENT AGREEMENTS AND WORKFORCE MATTERS.

     (a) Prior to the Closing Date, FelCor, on behalf of the Surviving Corporation, shall tender employment agreements or make offers of employment (as applicable) to the MeriStar employees set forth on Schedule 7.6(a) to the FelCor Disclosure Letter, upon the terms and subject to the conditions set forth on such schedule. FelCor shall have the right, but not the obligation, to tender offers of employment to other MeriStar employees as determined by FelCor in its sole discretion.

     (b) After the Effective Time, FelCor agrees to comply with and pay the severance and bonus arrangements of former MeriStar or MeriStar OP employees, as described on Schedule 7.6(b) to the MeriStar Disclosure Letter, if (i) such employees continue in good faith to perform their duties as employees through the Closing Date and (ii) except for prorated bonuses paid for the 2001 year, such employees are not employed with the Surviving Corporation or with MeriStar Hotels & Resorts or their Subsidiaries with substantially the same compensation and duties as applicable to such employees as of the date hereof.

     7.7  EMPLOYEE BENEFIT PLANS.

     (a) MeriStar Benefit Plans. After the Effective Time, each employee of MeriStar or any MeriStar Subsidiary who is employed by the Surviving Corporation or the Surviving Partnership ("Continuing Employee") shall be eligible to participate in each FelCor Benefit Plan for which FelCor, in its sole
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

discretion, determines that such Continuing Employee participated in a similar MeriStar Benefit Plan, at the level of similarly situated employees of the Surviving Corporation or the Surviving Partnership; provided, however, if the Surviving Corporation or the Surviving Partnership, in its sole discretion, determines it is not practicable for such Continuing Employees to participate in one or more FelCor Benefit Plans as described above, the Surviving Corporation or Surviving Partnership shall adopt and continue the corresponding MeriStar Benefit Plan, and continue such Continuing Employee's participation therein, until such time as the Surviving Corporation or the Surviving Partnership determines it is practicable to include such Continuing Employee in its corresponding FelCor Benefit Plan; and provided, further, that the Surviving Corporation or the Surviving Partnership may make such adjustments and impose such conditions on such Continuing Employee's participation in any FelCor Benefit Plan, or continued MeriStar Benefit Plan, as, in their sole discretion, they shall reasonably determine as necessary or appropriate to insure that a Continuing Employee shall not receive a duplicate benefit, or any benefit to which an employee of FelCor would not have been entitled, under comparable circumstances. FelCor shall have the right, exercisable in its sole discretion, to instruct MeriStar and any MeriStar Subsidiary (i) to terminate MeriStar's employee stock purchase plan effective at the end of the current option exercise period (however denominated in such plan), and (ii) to terminate any one or more MeriStar Benefit Plans prior to the Closing Date effective immediately prior to the Effective Time.

     (b) Credit for Past Services. Without limitation of the foregoing provisions of this Section 7.7, each Continuing Employee shall receive credit for service with MeriStar or any MeriStar Subsidiary, or their predecessors for purposes of (i) eligibility to participate (including waiting periods and without being subject to any subsequent entry date requirement for which the waiting period has already been satisfied), vesting and eligibility to receive benefits (including without pre-existing conditions limitations) under any FelCor Benefit Plan, or continued MeriStar Benefit Plan, in which they are designated by the Surviving Corporation as eligible to participate, and (ii) benefit accrual under only the severance or vacation pay plan of the Surviving Corporation or Surviving Partnership in which such Continuing Employee is designated by the Surviving Corporation or Surviving Partnership as eligible to participate, if any; and provided, however, that FelCor, in its sole discretion, may adjust the crediting of service so as to insure that a Continuing Employee shall not receive a duplicate benefit, or any benefit to which an employee of FelCor would not have been entitled based on a comparable period of service. With respect to any FelCor Benefit Plan which is a medical plan or a cafeteria plan, where a Continuing Employee is designated as eligible to participate in the corresponding FelCor Benefit Plan(s), the Surviving Corporation and Surviving Partnership shall cause to be waived any pre-existing condition limitation to the same extent such pre-existing condition was waived under the corresponding MeriStar Benefit Plan, and shall give effect, in determining any deductible and maximum out-of-pocket limitations, the claims incurred and amounts paid by, and amounts reimbursed to, such Continuing Employee with respect to the similar plans maintained by MeriStar or a MeriStar Subsidiary immediately prior to the Closing Date; provided, further, and without limitation, that FelCor, in its sole discretion, may adjust the benefits under such FelCor Benefit Plan(s) so as to insure that a Continuing Employee shall not receive a duplicate benefit, or any benefit to which an employee of FelCor would not have been entitled, under comparable circumstances.

     7.8  STOCK OPTION AND OTHER STOCK PLANS.

     (a) Exchange of Stock Options. As of the Effective Time, each option to purchase shares of MeriStar Common Stock (a "MeriStar Stock Option") which is outstanding as of the Effective Time shall be assumed (or a substitute option granted) by the Surviving Corporation and shall continue as an option ("Assumed Option") to purchase the number of shares of FelCor Common Stock (rounded up to the nearest whole share) equal to the number of shares of MeriStar Common Stock subject to such option multiplied by the Exchange Ratio, at an exercise price per share of FelCor Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of MeriStar Common Stock under such MeriStar Stock Option immediately prior to the Effective Time minus the Cash Consideration. Each Assumed Option will be in the form determined by FelCor, and furnished to MeriStar at least 10 days prior to the Closing Date; provided, however, that the provisions of each such Assumed Option shall not differ from the provisions of the corresponding MeriStar Stock Option except to the extent such provisions

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could have been added, or changed, by amendment under the terms of the MeriStar
Incentive Plan and the MeriStar Stock Option without the consent of option holders. Without limiting the generality of the forgoing, FelCor shall not be required to offer employment to an employee of MeriStar, or MeriStar OP, including, without limitation, a person set forth on Schedule 7.6(a), unless such employee furnishes FelCor with a written waiver, in a form acceptable to FelCor, of any acceleration in the vesting of his MeriStar Stock Option(s) which otherwise would occur as a result of the Merger.

     (b) Adoption of the MeriStar Incentive Plan. In its sole discretion, and without limiting the generality of the forgoing provisions of this Section 7.8, FelCor shall have the right to assume the MeriStar Incentive Plan.

     (c) Other Actions. As soon as practicable after the Effective Time, the Surviving Corporation shall deliver the Assumed Options to the holders of MeriStar Stock Options upon surrender of the corresponding MeriStar Stock Options. On, or as soon as practicable after, the Effective Time, the Surviving Corporation will cause to be filed one or more registration statements on Form S-3 or Form S-8 under the Securities Act (or any successor or other appropriate forms), in order to register those shares of FelCor Common Stock subject to Assumed Options ("Assumed Option Shares") not previously registered, or post-effective amendments on Form S-3 or Form S-8 to the Registration Statement, to the extent permitted by applicable law, to describe and cover the Assumed Option Shares. The Surviving Corporation shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such Assumed Options remain outstanding. FelCor shall use its best efforts to cause such registration statements (or post-effective amendments) on Form S-3 to become effective within 60 days after the date of filing. At or prior to the Effective Time, the Surviving Corporation shall take all corporate action necessary to reserve for issuance a sufficient number of shares of FelCor Common Stock for delivery in connection with (i) the Assumed Options, (ii) the exchange of MeriStar OP Units and (iii) the conversion of the outstanding MeriStar Convertible Notes. The Surviving Corporation shall take all corporate action necessary or appropriate to obtain stockholder approval with respect to the Assumed Options to the extent, if any, such approval is required for purposes of the Code or other applicable law. With respect to the those individuals who subsequent to the Merger will be subject to the reporting requirements under
Section 16(a) of the Exchange Act with respect to equity securities of the Surviving Corporation, the Surviving Corporation shall administer such Assumed Options, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

     7.9  REGISTRATION STATEMENTS.

     (a) Shelf Registration. As soon as practicable after the date hereof, the Surviving Corporation shall cause to be filed a registration statement (a "Shelf Registration") on Form S-3 or any other appropriate form under the Securities Act for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the SEC and permitting sales in ordinary course brokerage or dealer transactions not involving an underwritten public offering covering all shares of FelCor Common Stock issuable after the Effective Time to former holders of MeriStar OP Units. The Surviving Corporation shall use its reasonable best efforts to have such Shelf Registration declared effective on or prior to the Closing Date and remain effective until all shares registered thereunder are sold or are eligible to be sold under Rule 144(k) promulgated under the Securities Act. The Surviving Corporation shall pay all registration expenses (other than sales commission and discounts) incurred in connection with the Shelf Registration. In lieu of the Shelf Registration, if permitted under applicable SEC regulations, FelCor may elect to include such offering by the former holders of MeriStar OP Units as part of the Registration Statement.

     (b) Exchange Registration. As soon as practicable after the date hereof, each of MeriStar and FelCor shall cause to be filed a registration statement (an "Exchange Registration") on Form S-4 or any other appropriate form under the Securities Act, registering the offer to exchange (i) in the case of MeriStar, $300 million in principal amount of new Series A and Series B 9% Senior Notes Due 2008 and $200 million in principal amount of new Series C and Series D
9 1/8% Senior Notes Due 2011, for

$300 million in principal amount of outstanding old Series A and Series B 9% Senior Notes Due 2008 and $200 million in principal amount of outstanding old Series C and Series D 9 1/8% Senior Notes Due 2011, in each case, which had been issued without registration under the Securities Act, and (ii) in the case of FelCor, $100 million in principal amount of new 9 1/2% Senior Notes Due 2008 for $100 million in principal amount of outstanding old 9 1/2% Senior Notes Due 2008 which had been issued without registration under the Securities Act. In each case, MeriStar or FelCor, as applicable, shall use commercially reasonable efforts to have such Exchange Registration declared effective, and to have its respective exchange offer completed, on or prior to the Closing Date. Each of MeriStar and FelCor shall pay all registration expenses incurred in connection with its respective Exchange Registration.

     7.10 REORGANIZATION STATUS. Each party hereto agrees, as to itself and to each of its Subsidiaries, that after the date hereof and prior to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted in this Agreement, neither party hereto shall, nor shall either party hereto permit any of its Subsidiaries or any employees, officers or directors of such party or of any of its Subsidiaries to, take any actions which would, or would be reasonably likely to, adversely affect the ability of the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code, and each party hereto shall use all reasonable efforts to achieve such result and to obtain the opinions of counsel described in Section 8.1(h).

     7.11 NYSE LISTING. FelCor shall use commercially reasonable efforts to cause the shares of FelCor Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     7.12 TRANSFER TAXES. MeriStar and FelCor shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

     7.13 PAYMENT OF MERISTAR DEBT. MeriStar and FelCor agree that immediately prior to, or upon, the Effective Time, the Surviving Corporation shall pay to the applicable MeriStar lenders the amount necessary to discharge and terminate MeriStar's $1.0 billion Senior Secured Credit Facility.

     7.14 RESIGNATIONS. On the Closing Date, MeriStar shall cause the directors, managers and officers of each MeriStar Subsidiary to submit their resignations from such positions, effective as of the Effective Time.

     7.15 ASSUMPTION OF DEBT. With respect to the debt issued by MeriStar or the MeriStar OP under indentures qualified under the Trust Indenture Act of 1939 (the "Indentures"), FelCor, as to debt issued by MeriStar, and FelCor OP, as to debt issued by MeriStar OP, shall execute and deliver to the trustees under the respective Indentures, Supplemental Indentures, in form satisfactory to the respective trustees, expressly assuming the obligations of MeriStar or MeriStar OP with respect to the due and punctual payment of the principal of and interest, if any, on all debt securities issued by MeriStar or MeriStar OP under the respective Indentures and the due and punctual performance of all the terms, covenants and conditions of the respective Indentures to be kept or performed by MeriStar or MeriStar OP, and shall deliver such Supplemental Indentures to the respective trustees under the Indentures.

     7.16 TAX PROVISION. Except as otherwise required under the agreements listed in Schedule 4.13(l) to the MeriStar Disclosure Letter with respect to the properties previously contributed to MeriStar OP, FelCor OP shall use the traditional method contained in the Treasury Regulations promulgated under
Section 704(c) of the Code with respect to all properties contributed by MeriStar OP to FelCor OP in the OP Merger.

     7.17 FINANCING. The MeriStar Parties acknowledge that a portion of the financing to be obtained by the FelCor Parties in order to consummate the Transactions may be secured by assets of the MeriStar Parties. The MeriStar Parties shall use all reasonable commercial efforts to provide such information regarding MeriStar, the MeriStar Subsidiaries and the MeriStar Properties as may be reasonably requested by the Persons (or their representatives or agents) providing such financing, to answer inquiries by such Persons and to otherwise cooperate in any reasonable manner to assist the FelCor Parties in obtaining such financing.

     7.18  RELATIONSHIP WITH MERISTAR HOTELS & RESORTS.

     (a) The MeriStar Parties shall deliver to the FelCor Parties, on or before the Closing Date, a fully executed agreement with MeriStar Hotels & Resorts and any of its Subsidiaries, in form reasonably satisfactory to the FelCor Parties, that amends that certain Revolving Credit Agreement between MeriStar OP and MeriStar H&R Operating Company, L.P., dated August 3, 1998, as amended February 29, 2000, to reflect the agreements set forth in the Term Sheet attached as
Schedule 7.18 hereto. The MeriStar Parties shall use best efforts to obtain on or before May 21, 2001 any necessary consents or approvals of any lenders of MeriStar Hotels & Resorts to such amendment agreement.

     (b) The MeriStar Parties shall request and obtain, under the MeriStar Management Agreements, an estoppel certificate, dated as of a date within ten
(10) days prior to the Closing Date, from MeriStar Hotels & Resorts or any subsidiary of MeriStar Hotels & Resorts that is a party to any such agreement with respect to the status of the MeriStar Management Agreements, (i) confirming that such agreements are in full force and effect, (ii) confirming that there are no defaults, and no facts or circumstances that could reasonably be expected to give rise to a default, thereunder, and (iii) acknowledging the amount of the Aggregate New Management Credits, as defined in the MeriStar Management Agreements.

     7.19 COMPLETION OF CAPITAL PROJECTS. Each of MeriStar and FelCor will continue in the ordinary and normal course of business to pursue the completion of existing capital expenditure projects in accordance with the MeriStar Budget and Schedule and FelCor Budget and Schedule, respectively. Any significant deviations from the MeriStar Budget and Schedule or the FelCor Budget and Schedule for any particular project shall be reported in writing to the Interim Transactions Committee as soon as practicable after such party becomes aware of the possibility of such deviation.

     7.20 COMMERCIALLY REASONABLE EFFORTS AND COOPERATION. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto will use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to permit and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including without limitation,
(i) obtaining all consents, approvals and waivers from third parties prior to the Effective Time, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any adverse order entered by any court or other Governmental Entity vacated or reversed and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to carry out fully, the purposes of this Agreement. In addition, and without limiting the generality of the foregoing, MeriStar will cooperate with FelCor to ensure that FelCor continues to qualify as a REIT following the Effective Time.

     7.21 FINANCING COMMITMENT. FelCor will deliver to MeriStar, within 30 days after the date of this Agreement, either (i) a commitment for financing issued by Deutsche Bank Alex. Brown, J.P. Morgan Securities Inc., or another comparable investment or commercial banking firm or firms, for an aggregate amount of at least $500 million and for a term of not less than seven years, and with such other terms and provisions as may be reasonably acceptable to FelCor and MeriStar, or (ii) evidence reasonably satisfactory to MeriStar that the holders of a majority of the aggregate outstanding principal amount of MeriStar's Series A and Series B 9% Senior Notes Due 2008 and Series C and Series D 9 1/8% Senior Notes Due 2011 (collectively, the "Senior Notes") have waived their right to be offered the opportunity to tender their Senior Notes following the Merger pursuant to a Change of Control Offer as defined in the Indenture governing the Senior Notes.

                                   ARTICLE 8

                                   CONDITIONS

     8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) Stockholder Approvals. Each of the Stockholder Approvals will have been obtained.

          (b) Listing of Shares. The NYSE shall have approved for listing the shares of FelCor Common Stock to be issued in the Merger, subject to official notice of issuance.

          (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

          (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated hereby shall be in effect.

          (e) Blue Sky Laws. The Surviving Corporation shall have received all state securities or "blue sky" permits and other authorizations necessary to issue shares of FelCor Common Stock to the stockholders of MeriStar.

          (f) Tax Opinions Relating to REIT Status of FelCor and Partnership Status of FelCor OP. The FelCor Parties and the MeriStar Parties shall have received an opinion of Hunton & Williams, reasonably satisfactory to the FelCor Parties and the MeriStar Parties, that (i) commencing with its taxable year ended December 31, 1994, FelCor was organized and has operated in conformity with the requirements for qualification as a REIT under the Code, (ii) FelCor OP has been since its formation in 1994, and continues to be, treated for federal income tax purposes as a partnership and not as a corporation or association taxable as a corporation, and (iii) the Transactions will not prevent FelCor from continuing to operate in conformity with the requirements for qualification as a REIT under the Code (with customary exceptions, assumptions and qualifications and based upon customary representations).

          (g) Tax Opinions Relating to REIT Status of MeriStar and Partnership Status of MeriStar OP. The FelCor Parties and the MeriStar Parties shall have received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison, reasonably satisfactory to the FelCor Parties and the MeriStar Parties, that (i) commencing with its taxable year ended December 31, 1996, MeriStar or its predecessor was organized and has operated in conformity with the requirements for qualification, as a REIT under the Code, and (ii) MeriStar OP has been since its formation in 1996, and continues to be, treated for federal income tax purposes as a partnership and not as a corporation or association taxable as a corporation (with customary exceptions, assumptions and qualifications and based upon customary representations).

          (h) Tax Opinion Relating to Merger. The FelCor Parties shall have received an opinion dated the Closing Date from Jenkens & Gilchrist, P.C. ("J&G") reasonably satisfactory to the FelCor Parties, and the MeriStar Parties shall have received an opinion dated the Closing Date from Paul, Weiss, Rifkind, Wharton & Garrison ("Paul Weiss"), reasonably satisfactory to the MeriStar Parties, based upon certificates and letters, which letters and certificates are in the form agreed upon by the parties and dated the Closing Date, to the effect that the Merger will qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Code.

          (i) Change in Tax Laws. There shall not have been any federal legislative or regulatory change that would cause FelCor or MeriStar to cease to qualify as a REIT for federal income tax purposes.

     8.2 CONDITIONS TO OBLIGATIONS OF THE MERISTAR PARTIES. The obligation of the MeriStar Parties to effect the Merger and to consummate the other transactions contemplated to occur on the Closing Date is further subject to the following conditions, any one or more of which may be waived by the MeriStar
Parties:

          (a) Representations and Warranties. The representations and warranties of the FelCor Parties set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the FelCor Parties that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and the MeriStar Parties shall have received a certificate (which certificate may be qualified by Knowledge to the same extent as the representations and warranties of the FelCor Parties contained herein are so qualified) signed on behalf of the FelCor Parties by the chief executive officer and the chief financial officer or principal accounting officer of FelCor, in such capacity, to such effect.

          (b) Performance of Obligations of the FelCor Parties. Each of the FelCor Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the MeriStar Parties shall have received a certificate of the FelCor Parties signed on behalf of the FelCor Parties by the chief executive officer and the chief financial officer or principal accounting officer of FelCor, in such capacity, to such effect.

          (c) Material Adverse Change. Since the date of this Agreement, there shall have been no FelCor Material Adverse Change, and the MeriStar Parties shall have received a certificate of the chief executive officer and chief financial officer or principal accounting officer of FelCor, in such capacity, certifying to such effect.

          (d) Consents. All consents and waivers (including, without limitation, waivers of rights of first refusal) from third parties necessary in connection with the consummation of the Transactions shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not result, individually or in the aggregate, in a FelCor Material Adverse Effect or a MeriStar Material Adverse Effect, and all consents and waivers from franchisors and ground lessors of the MeriStar Properties and lenders of MeriStar debt necessary in connection with the consummation of the Transactions shall have been obtained.

     8.3 CONDITIONS TO OBLIGATIONS OF THE FELCOR PARTIES. The obligations of the FelCor Parties to effect the Merger and to consummate the other transactions contemplated to occur on the Closing Date are further subject to the following conditions, any one or more of which may be waived by the FelCor Parties:

          (a) Representations and Warranties. The representations and warranties of the MeriStar Parties set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the MeriStar Parties that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and the FelCor Parties shall have received a certificate (which certificate may be qualified by Knowledge to the same extent as the representations and warranties of the MeriStar Parties contained herein are so qualified) signed on behalf of the MeriStar Parties by the chief executive officer and the chief financial officer or principal accounting officer of MeriStar, in such capacity, to such effect. Notwithstanding the foregoing, MeriStar shall not be deemed to be in breach of Section 4.13(f) regarding Sections 857(b) and 4981 of the Code with respect to the period ending on the Closing Date so long as it complies with the provisions of Section 2.2(c)(i) and (ii).

          (b) Performance of Obligations of the MeriStar Parties. Each of the MeriStar Parties shall have performed in all material respects all obligations required to be performed by it under this

     Agreement at or prior to the Effective Time, and the FelCor Parties shall have received a certificate signed on behalf of the MeriStar Parties by the chief executive officer and the chief financial officer or principal accounting officer of MeriStar, in such capacity, to such effect.

          (c) Material Adverse Change. Since the date of this Agreement, there shall have been no MeriStar Material Adverse Change, and the FelCor Parties shall have received a certificate of the chief executive officer and chief financial officer or principal accounting officer of MeriStar, in such capacity, certifying to such effect.

          (d) Consents. All consents and waivers (including, without limitation, waivers of rights of first refusal) from third parties necessary in connection with the consummation of the Transactions shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not result, individually or in the aggregate, in a FelCor Material Adverse Effect or a MeriStar Material Adverse Effect, and all consents and waivers from franchisors and ground lessors of the MeriStar Properties and lenders of MeriStar debt necessary in connection with the consummation of the Transactions shall have been obtained.

          (e) Affiliates Letter.  Each of the Affiliates referred to in Section
     6.6 shall have delivered to FelCor the written agreement contemplated by
     Section 6.6.

          (f) Relationship with MeriStar Hotels & Resorts. The MeriStar Parties shall have fully performed their obligations set forth in Section 7.18.

     8.4 FRUSTRATION OF CLOSING CONDITIONS. Neither the MeriStar Parties nor the FelCor Parties may rely on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use commercially reasonable efforts to commence or complete the Merger and the other transactions contemplated by this Agreement.

                                   ARTICLE 9

                       TERMINATION, AMENDMENT AND WAIVER

     9.1 TERMINATION. This Agreement may be terminated at any time prior to the filing of the Articles of Merger with the Department, whether before or after either of the Stockholder Approvals are obtained:

          (a) by mutual written consent duly authorized by both the Board of Directors of FelCor and the Board of Directors of MeriStar;

          (b) by FelCor, upon a breach of any representation, warranty, covenant, obligation or agreement on the part of the MeriStar Parties set forth in this Agreement, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b), as the case may be, would be incapable of being satisfied by October 31, 2001 (or as otherwise extended);

          (c) by MeriStar, upon a breach of any representation, warranty, covenant, obligation or agreement on the part of the FelCor Parties set forth in this Agreement, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b), as the case may be, would be incapable of being satisfied by October 31, 2001 (or as otherwise extended);

          (d) by either FelCor or MeriStar, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

          (e) by either FelCor or MeriStar, if the Merger shall not have been consummated before October 31, 2001; provided, that a party may not terminate pursuant to this clause (e) if the terminating party shall have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in this clause;

          (f) by either FelCor or MeriStar if, upon a vote at a duly held MeriStar Stockholders Meeting or any adjournment thereof, the MeriStar Stockholder Approval shall not have been obtained as contemplated by
     Section 7.1;

          (g) by either FelCor or MeriStar if, upon a vote at a duly held FelCor Stockholders Meeting or any adjournment thereof, the FelCor Stockholder Approval shall not have been obtained as contemplated by Section 7.1;

          (h) by MeriStar, if prior to the MeriStar Stockholders Meeting, the Board of Directors of MeriStar shall have withdrawn or modified, in accordance with Section 6.1 hereof, in any manner adverse to FelCor, its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, a MeriStar Superior Proposal; provided that such termination pursuant to this clause (h) shall not be effective until MeriStar has made payment of the Break-Up Fee (as defined below) required by Section 9.2(c) hereof;

          (i) by FelCor, if prior to the FelCor Stockholders Meeting, the Board of Directors of FelCor shall have withdrawn or modified, in accordance with
     Section 6.2 hereof, in any manner adverse to MeriStar, its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any FelCor Superior Proposal; provided that such termination pursuant to this clause (i) shall not be effective until FelCor has made payment of the Break-Up Fee required by Section 9.2(b) hereof;

          (j) by FelCor if (i) prior to the MeriStar Stockholders Meeting, the Board of Directors of MeriStar shall have withdrawn or modified, in any manner adverse to FelCor, its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any MeriStar Acquisition Proposal, (ii) prior to the MeriStar Stockholders Meeting, MeriStar shall have entered into any agreement with respect to a MeriStar Acquisition Proposal (other than a confidentiality agreement as contemplated and permitted by Section 6.1(a)) or (iii) the Board of Directors of MeriStar shall have resolved to do any of the foregoing;

          (k) by MeriStar if (i) prior to the FelCor Stockholders Meeting, the Board of Directors of FelCor shall have withdrawn or modified, in any manner adverse to MeriStar, its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any FelCor Acquisition Proposal, (ii) prior to the FelCor Stockholders Meeting, FelCor shall have entered into any agreement with respect to a FelCor Acquisition Proposal (other than a confidentiality agreement as contemplated and permitted by Section 6.2(a)) or (iii) the Board of Directors of FelCor shall have resolved to do any of the foregoing; and

          (l) by either FelCor or MeriStar if, during any ten consecutive trading days between the date hereof and the Closing Date, the average Closing Price (as defined below) of the FelCor Common Stock is less than $18.40, and the party desiring such termination provides notice to the other party within three business days after the end of such ten trading-day period. For purposes hereof, "Closing Price" shall mean the last reported sale price per share of FelCor Common Stock as reported on the NYSE consolidated tape on the trading day in question.

     9.2  CERTAIN FEES AND EXPENSES.

     (a) Except as otherwise specified in this Agreement or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, all expenses relating to the transfer of any hotel franchises) shall be paid by the party incurring such cost or expense.

     (b) FelCor agrees that if this Agreement shall be terminated pursuant to
Section 9.1(c), (i) or (k), then FelCor will pay as directed by MeriStar a fee in an amount equal to the Break-Up Fee (as defined below). In the event of a termination pursuant to Section 9.1(g), FelCor shall pay as directed by MeriStar an amount equal to the Break-Up Expenses (as defined below). Payment of any of such amounts shall be made, as directed by MeriStar, by wire transfer of immediately available funds immediately upon the occurrence of the event giving rise to the payment of such fee or expenses. The payment of the Break-Up Fee shall be full compensation for the loss suffered by MeriStar as a result of the failure of the Merger to be consummated under the circumstances giving rise to the payment of such fee, and to avoid the difficulty of determining damages under such circumstances, and neither party shall have any other liability to the other, other than the payment of the Break-Up Fee, under such circumstances. The payment of the Break-Up Expenses shall be full compensation for the loss suffered by MeriStar as the result of the failure of the Merger to be consummated under the circumstances giving rise to the payment of such expenses, and to avoid the difficulty of determining damages under such circumstances, and neither party shall have any other liability to the other, other than the payment of the Break-Up Expenses, under such circumstances.

     (c) MeriStar agrees that if this Agreement shall be terminated pursuant to
Section 9.1(b), (h) or (j), then MeriStar will pay as directed by FelCor a fee in an amount equal to the Break-Up Fee. In the event of a termination pursuant to Section 9.1(f), then MeriStar will pay, as directed by FelCor, an amount equal to the Break-Up Expenses. Payment of any of such amounts shall be made, as directed by FelCor, by wire transfer of immediately available funds immediately upon the occurrence of the event giving rise to payment of such fee or expenses. The payment of the Break-Up Fee shall be full compensation for the loss suffered by FelCor as a result of the failure of the Merger to be consummated under the circumstances giving rise to the payment of such fee, and to avoid the difficulty of determining damages under the circumstances, and neither party shall have any other liability to the other, other than the payment of the Break-Up Fee. The payment of the Break-Up Expenses shall be full compensation for the loss suffered by FelCor as the result of the failure of the Merger to be consummated under the circumstances giving rise to the payment of such expenses, and to avoid the difficulty of determining damages under such circumstances, and neither party shall have any other liability to the other, other than the payment of the Break-Up Expenses, under such circumstances.

     (d) As used in this Agreement, "Break-Up Fee" shall be an amount equal to $35 million plus Break-Up Expenses (the "Base Amount"); provided, however, that such fee shall not exceed the sum of (A) the maximum amount that can be paid to FelCor or MeriStar, as the case may be (the "Recipient") without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code ("Qualifying Income"), as determined by independent accountants to the Recipient, and (B) in the event the Recipient receives an opinion from outside counsel (a "Break-Up Fee Tax Opinion") or a ruling from the IRS (a "Break-Up Fee Ruling"), in either case holding that the Recipient's receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the "REIT Requirements") or that the receipt by the Recipient of the remaining balance of the Base Amount following the receipt of and pursuant to such ruling or opinion would not be deemed constructively received prior thereto, the Base Amount less the amount payable under clause (A) above; provided, however, that, if the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling is based on the absence of constructive receipt, the amount that will be paid upon the receipt of the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling will be the maximum amount that can be paid at that time without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling, and any remaining amount payable to the Recipient pursuant to clause (B) shall be paid as soon as it shall be possible to do so without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling. The other party's obligation to pay (the "Payor") any unpaid portion of the Break-Up Fee shall terminate five years from the date of this Agreement. In the event that the Recipient is not able to receive the full Base Amount, the Payor shall place the unpaid amount in escrow and shall not release any portion thereof to the Recipient unless and until the Payor receives either a Break-Up Fee Tax Opinion or a Break-Up Fee Ruling, in which event the Payor shall pay to the Recipient the unpaid Base Amount; provided, however, that, if the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling is based on the absence of constructive receipt, the amount that will be paid upon the receipt of the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling will be the maximum amount that can be paid at that time without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling, and any remaining amount payable to the Recipient shall be paid as soon as it shall be possible to do so without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling.

     (e) The "Break-Up Expenses" payable to the Recipient shall be an amount equal to the lesser of (i) $5 million and (ii) the Recipient's out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, all attorneys', accountants', commercial bankers' and investment bankers' fees and expenses); provided, however, such expenses shall not exceed the sum of (A) the maximum amount that can be paid to the Recipient without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to the Recipient, and (B) in the event the Recipient receives a Break-Up Fee Tax Opinion or a Break-Up Fee Ruling holding that the Recipient's receipt of the Break-Up Expenses would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements or that receipt by the Recipient of the remaining balance of the Break-Up Expenses following the receipt of and pursuant to such ruling or opinion would not be deemed constructively received prior thereto, the Break-Up Expenses less the amount payable under clause (A) above; provided, however, that, if the Break-Up Fee Tax Opinion or Break-Up Fee Ruling is based on the absence of constructive receipt, the amount that will be paid upon the receipt of the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling will be the maximum amount that can be paid at that time without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling, and any remaining amount payable to the Recipient pursuant to clause (B) shall be paid as soon as it shall be possible to do so without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling. The obligation of the Payor to pay any unpaid portion of the Break-Up Expenses shall terminate five years from the date of this Agreement. In the event that the Recipient is not able to receive the full Break-Up Expenses, the Payor shall place the unpaid amount in escrow and shall not release any portion thereof to the Recipient unless and until the Payor receives either a Break-Up Fee Tax Opinion or a Break-Up Fee Ruling with respect to the Break-Up Expenses, in which event the Payor shall pay to the Recipient the unpaid Break-Up Expenses; provided, however, if the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling is based on the absence of constructive receipt, the amount that will be paid upon the receipt of the Break-Up Fee Tax Opinion or the Break-Up Fee Ruling will be the maximum amount that can be paid at that time without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling, and any remaining amount payable to the Recipient shall be paid as soon as it shall be possible to do so without causing the Recipient to fail the REIT Requirements, as determined by the Recipient's independent accountants based on the Break-Up Fee Tax Opinion or Break-Up Fee Ruling.

     9.3 EFFECT OF TERMINATION. In the event of termination of this Agreement by either MeriStar or FelCor as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of FelCor, or MeriStar, other than pursuant to the last sentence of
Section 7.2, Section 9.2, this Section 9.3 and Article 10.

     9.4 AMENDMENT. This Agreement may be amended by the parties in writing by action of their respective Board of Directors at any time before or after any Stockholder Approvals are obtained and prior to the filing of the Articles of Merger with the Department; provided, however, that, after the Stockholder Approvals are obtained, no such amendment, modification or supplement shall be made which by law requires the further approval of stockholders without obtaining such further approval. The parties agree to amend this Agreement in the manner provided in the immediately preceding sentence to the extent required to (a) continue the status of FelCor or MeriStar as a REIT or (b) preserve the Merger as a reorganization under Section 368 of the Code.

     9.5 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 9.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                   ARTICLE 10

                               GENERAL PROVISIONS

     10.1 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement confirming the representations and warranties in this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     10.2 NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

     (a) if to FelCor, to:

         FelCor Lodging Trust Incorporated
         545 E. John Carpenter Frwy., Ste. 1300
         Irving, TX 75062-3933
         Attention: President and CEO
         Fax No. (972) 444-4949

         with a copy to:

         Jenkens & Gilchrist, a Professional Corporation
         1445 Ross Avenue, Suite 3200
         Dallas, Texas 75202
         Attention: Robert W. Dockery, Esq.
         Fax No. (214) 855-4300

     (b) if to MeriStar, to:

         MeriStar Hospitality Corporation
         1010 Wisconsin Ave., N.W.
         Washington, D.C. 20007
         Attention: Chairman of the Board and CEO
         Fax No. (202) 295-2248
         with copies to:

         Paul, Weiss, Rifkind, Wharton & Garrison
         1285 Avenue of the Americas
         New York, New York 10019-6064
         Attention: Richard S. Borisoff, Esq.
         Fax No. (212) 757-3990

         and

         DeCampo, Diamond & Ash
         805 Third Avenue
         New York, New York 10022
         Attention: William H. Diamond, Esq.
         Fax No. (212) 758-1728

All notices shall be deemed given only when actually received.

     10.3 INTERPRETATION. When a reference is made in this Agreement to a Section or Exhibits, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     10.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

     10.5 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. Except as provided in Section 7.4, this Agreement, the MeriStar Disclosure Letter, the FelCor Disclosure Letter, the Confidentiality Agreement and the other agreements entered into in connection with the Merger or OP Merger constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and are not intended to confer upon any person other than the parties hereto any rights or remedies.

     10.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF (OTHER THAN SECTION 5-1401 OF NEW YORK'S GENERAL OBLIGATIONS LAWS), EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF MARYLAND OR DELAWARE ARE MANDATORILY APPLICABLE.

     10.7 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     10.8 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the Southern District of New York or in any state court located in New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the Southern District of

New York or any state court located in New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

     10.9 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the FelCor Parties and the MeriStar Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

ATTEST:                                                     FELCOR LODGING TRUST INCORPORATED,
                                                            a Maryland corporation

            By: /s/ LAWRENCE D. ROBINSON                    By: /s/ THOMAS J. CORCORAN, JR.
  ------------------------------------------------          ------------------------------------------------
                                                            Name: Thomas J. Corcoran, Jr.
                                                            Title:  President and Chief Executive Officer

                                                            FELCOR LODGING LIMITED PARTNERSHIP
                                                            a Delaware limited partnership

                                                            By: FelCor Lodging Trust Incorporated,
                                                                its general partner

            By: /s/ LAWRENCE D. ROBINSON                    By: /s/ THOMAS J. CORCORAN, JR.
  ------------------------------------------------          ------------------------------------------------
                                                            Name: Thomas J. Corcoran, Jr.
                                                            Title:  President and Chief Executive Officer

ATTEST:                                                     MERISTAR HOSPITALITY CORPORATION,
                                                            a Maryland corporation

           By: /s/ CHRISTOPHER L. BENNETT                   By: /s/ PAUL W. WHETSELL
  ------------------------------------------------          ------------------------------------------------
                                                            Name: Paul W. Whetsell
                                                            Title:  Chief Executive Officer

                                                            MERISTAR HOSPITALITY OPERATING PARTNERSHIP,
                                                            L.P., a Delaware limited partnership

                                                            By: MeriStar Hospitality Corporation,
                                                                its general partner

           By: /s/ CHRISTOPHER L. BENNETT                                 By: /s/ PAUL W. WHETSELL
  ------------------------------------------------            ------------------------------------------------
                                                                           Name: Paul W. Whetsell
                                                                       Title:  Chief Executive Officer

                                FIRST AMENDMENT
                        TO AGREEMENT AND PLAN OF MERGER

     This First Amendment to Agreement and Plan of Merger (the "First Amendment") is dated as of August 16, 2001, and entered into by and among FELCOR LODGING TRUST INCORPORATED, a Maryland corporation ("FelCor"), FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership ("FelCor OP" and, together with FelCor, the "FelCor Parties"), MERISTAR HOSPITALITY CORPORATION, a Maryland corporation ("MeriStar"), MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P., a Delaware limited partnership ("MeriStar OP" and, together with MeriStar, the "MeriStar Parties"), and FELCOR MERGESUB, L.L.C., a Delaware limited liability Company ("FelCor Mergesub").

                                   RECITALS:

     A. The FelCor Parties and the MeriStar Parties have previously entered into that certain Agreement and Plan of Merger dated as of May 9, 2001 (the "Merger Agreement").

     B. The FelCor Parties and the MeriStar Parties desire to amend the Merger Agreement in the manner set forth herein.

     C. FelCor Mergesub desires to enter into the Merger Agreement by executing this First Amendment in order to provide for the merger of FelCor Mergesub with and into MeriStar OP in lieu of the OP Merger currently contemplated by the Merger Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby agree to amend the Merger Agreement as follows:

          1. The third sentence in Section 4.2(a) of the Merger Agreement shall be amended to read in its entirety as follows:

        "There are issued and outstanding (i) an aggregate of 47,349,101 MeriStar Common Units, (ii) an aggregate of 964,227 MeriStar Class C Units, (iii) an aggregate of 392,157 MeriStar Class D Units, and (iv) an aggregate of 802,292 MeriStar POP Units."

          2. Section 5.22 of the Merger Agreement shall be amended to read in its entirety as follows:

        "5.22 VOTING REQUIREMENTS. The FelCor Stockholder Approvals, which shall consist of the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on the matter at the FelCor Stockholders Meeting, which shall be a duly convened meeting at which a quorum is present and acting throughout, to approve the Merger, are the only votes of the holders of any class or series of FelCor's stock or FelCor OP's partnership interests necessary to approve the Merger and the other transactions contemplated by this Agreement."

          3. The first sentence of Section 7.8(a) of the Merger Agreement shall be amended to read in its entirety as follows:

        "As of the Effective Time, each option to purchase shares of MeriStar Common Stock (a "MeriStar Stock Option") which is outstanding as of the Effective Time shall be assumed (or a substitute option granted) by the Surviving Corporation and shall continue as an option ("Assumed Option") to purchase the number of shares of FelCor Common Stock (rounded up to the nearest whole share) equal to the number of shares of MeriStar Common Stock subject to such option multiplied by the Exchange Ratio, at an exercise price per share of FelCor Common Stock (rounded down to the nearest penny) equal to (A) the former exercise price per share of MeriStar Common Stock under such MeriStar Stock Option immediately prior to the Effective Time minus the Cash Consideration, divided by (B) 0.784."

          4. Section 7.16 of the Merger Agreement shall be amended to read in its entirety of follows:

        "7.16 TAX PROVISION. Except as otherwise required under existing agreements with respect to the properties previously contributed to MeriStar OP, MeriStar OP shall use the traditional method contained in the Treasury Regulations promulgated under Section 704(c) of the Code with respect to all of the properties that it owns immediately after the OP Merger."

          5. In Section 7.18(a) of the Merger Agreement, the date "May 21, 2001" set forth in the last sentence shall be amended to read "July 12, 2001."

          6. In Section 7.21 of the Merger Agreement, the phrase "within 30 days after the date of this Agreement" shall be deleted, and the phrase "on or before July 12, 2001" shall be substituted in lieu thereof.

          7. Recital D on page 1 of the Merger Agreement shall be amended to read in its entirety as follows:

        "D. Immediately following the Merger, MeriStar OP and the FelCor Parties will effect a merger of FelCor Mergesub with and into MeriStar OP, with MeriStar OP as the survivor (the "OP Merger"), and FelCor will contribute to FelCor OP its interests in MeriStar OP in several transactions, as contemplated by Article 3 of this Agreement (the Merger, together with the other transactions, including without limitation the OP Merger, contemplated by this Agreement, being referred to collectively herein as the "Transactions")."

          8. Article 3 of the Merger Agreement shall be amended to read in its entirety as follows:

                                   ARTICLE 3

                CERTAIN TRANSACTIONS RELATING TO THE MERISTAR OP

     3.1 INITIAL CONTRIBUTION BY FELCOR OF COMMON UNITS. Immediately after the Effective Time and prior to the OP Merger effectiveness, FelCor shall transfer, as a capital contribution, to FelCor OP each of the units of partnership interest in MeriStar OP known as "OP Units" (herein called "MeriStar Common Units") that it owns as successor limited partner to MeriStar by virtue of the Merger, other than the units of partnership interest owned by FelCor as successor general partner in MeriStar OP (the "MeriStar GP Interest") by virtue of succeeding MeriStar as general partner, in exchange for, in respect of each such unit, (i) the number of units of partnership interest in FelCor OP known as "Partnership Units" or "Common Units" (herein called "FelCor Common Units") equal to the Exchange Ratio, and (ii) the right to receive from FelCor OP cash in an amount equal to the Cash Consideration, without interest. The transaction described in this Section 3.1 shall be herein called the "Initial Contribution."

     3.2 MERGER OF MERISTAR OP AND FELCOR MERGESUB. Immediately following the Initial Contribution, FelCor shall cause FelCor Mergesub to merge with and into MeriStar OP in accordance with the Delaware Revised Uniform Limited Partnership Act ("DRULPA"), the Delaware Limited Liability Company Act ("DLLCA"), the partnership agreement of MeriStar OP and the limited liability company agreement of FelCor Mergesub, with MeriStar OP as the surviving entity. The effects and consequences of the OP Merger are set forth in this Article 3, the DRULPA and the DLLCA. MeriStar OP, after the effectiveness of the OP Merger, is sometimes referred to herein as the "Surviving Partnership."

     3.3  SUBSEQUENT CONTRIBUTIONS BY FELCOR OF GENERAL PARTNER UNITS.

     (a) FelCor will become the sole general partner of MeriStar OP by virtue of the Merger as successor to MeriStar. Immediately following the effectiveness of the OP Merger, FelCor shall transfer, as capital contributions, (i) 1% of the MeriStar GP Interest to a newly formed taxable REIT subsidiary ("TRS") of FelCor and (ii) 99% of the MeriStar GP Interest to a newly formed limited partnership (the "Successor MeriStar OP General Partner"), the sole partners in which will be TRS as the 1% general partner and

FelCor as the 99% limited partner. In forming Successor MeriStar OP General Partner, the FelCor Parties shall cause TRS to transfer, as a capital contribution, its MeriStar GP Interest to the Successor MeriStar OP General Partner. Successor MeriStar OP General Partner will be admitted as the successor general partner of MeriStar OP, and FelCor shall withdraw as general partner of MeriStar OP.

     (b) Immediately following effectiveness of the contributions required by
(a) above, FelCor will transfer, as a capital contribution, all of the equity interests in TRS and Successor MeriStar OP General Partner to FelCor OP in exchange for (i) the number of FelCor Common Units equal to (x) the Exchange Ratio times (y) the total number of units of partnership interest comprising the MeriStar GP Interest, and (ii) the right to receive cash in an amount equal to
(s) the Cash Consideration, without interest, times (t) the total number of units of partnership interest comprising the MeriStar GP Interest. The transactions described in Section 3.3(a) and this Section 3.3(b) shall be herein called the "Subsequent Contributions."

     (c) Promptly following the effectiveness of the OP Merger and the Subsequent Contributions, FelCor OP shall, or shall cause one of its wholly-owned subsidiaries that is disregarded for federal income tax purposes to, incur or increase a borrowing that is a recourse liability within the meaning of Treasury Regulations section 1.752-1(a)(1) (the "Recourse Borrowing") and shall use the proceeds of the Recourse Borrowing to pay (i) all of the Cash Consideration due to holders of MeriStar OP Units other than FelCor or FelCor OP (the "MeriStar LP Cash Amount") and (ii) the cash due to FelCor in connection with the Initial Contribution and the Subsequent Contributions (the "FelCor Cash Amount" and, together with the MeriStar LP Cash Amount, the "Cash Amounts"). Subject to and in accordance with Sections 3.3(b), 3.4, 3.7 and 3.8, FelCor OP shall pay the Cash Amounts to the respective recipients within 90 days of incurring the Recourse Borrowing and shall segregate the proceeds of the Recourse Borrowing that are used to pay the Cash Amounts so that such proceeds are allocable to the Cash Amounts under Treasury Regulations section 1.163-8T.

     (d) In connection with the incurrence of the Recourse Borrowing, FelCor OP shall provide to each MeriStar OP Unit Holder who is entitled to receive Cash Consideration the opportunity to agree to reimburse FelCor with respect to a portion of the Recourse Borrowing up to the amount of Cash Consideration to which such MeriStar OP Unit Holder is entitled as a result of the OP Merger by executing a reimbursement agreement in the form set forth as Exhibit A hereto (a "Reimbursement Agreement"). A MeriStar OP Unit Holder must make its election to agree to reimburse FelCor by delivering written notice of its election to FelCor OP before the effective date of the OP Merger and by delivering an executed signature page of the Reimbursement Agreement with such notice. Pursuant to the Reimbursement Agreement, a MeriStar OP Unit Holder will agree to reimburse FelCor for the amount that FelCor must pay with respect to the Recourse Borrowing (or bear the economic risk of loss for); provided, however, that (i) the amount that the MeriStar OP Unit Holder is required to pay shall in no event exceed the Cash Consideration received by the MeriStar OP Unit Holder in the OP Merger and (ii) the MeriStar OP Unit Holder shall be required to reimburse FelCor only to the extent that FelCor does not otherwise recover (or is relieved of paying as a result of recoveries by the lender or lenders with respect to the Recourse Borrowing) an amount at least equal to the amount agreed to be reimbursed by the MeriStar OP Unit Holder after (A) the lender or lenders of the Recourse Borrowing have exhausted their remedies against FelCor OP's assets and the assets of any other obligors or guarantors of the Recourse Borrowing other than FelCor (excluding persons who previously have executed bottom dollar guarantees with respect to the Recourse Borrowing) and (B) FelCor has demanded payment from other persons who have agreed to reimburse FelCor with respect to the Recourse Borrowing (excluding persons who previously have executed bottom dollar reimbursement agreements with respect to the Recourse Borrowing). As soon as practicable following the closing of the OP Merger, FelCor will notify The Chase Manhattan Bank, as administrative agent for the lenders with respect to the Recourse Borrowing (the "Administrative Agent"), of the lenders' rights under the reimbursement agreement that is executed by FelCor and the electing MeriStar OP Unit Holders (the "Reimbursement Agreement"), send a copy of the Reimbursement Agreement to the Administrative Agent, and use its good faith efforts to obtain the Administrative Agent's acknowledgement of its receipt of the Reimbursement Agreement and acceptance, on behalf of the lenders, of the lenders' rights (but not obligations) under the Reimbursement Agreement, provided that good faith efforts shall not be construed to include payment of any fee or the granting of any monetary or other concessions by FelCor to the Administrative Agent or the lenders.

     If a MeriStar OP Unit Holder agrees to reimburse FelCor with respect to a portion of the Recourse Borrowing (such MeriStar OP Unit Holder, a "Guaranteeing MeriStar OP Unit Holder"), FelCor OP shall maintain outstanding at least such portion of the Recourse Borrowing (above and beyond any amount of the Recourse Borrowing that previously has been guaranteed or agreed to be reimbursed by other parties), or such amount of any replacement or additional recourse borrowing, until the earlier of (i) five years following the closing of the OP Merger or (ii) the date on which the Guaranteeing MeriStar OP Unit Holder has, cumulatively over time, redeemed or otherwise disposed of all of his FelCor OP Units received in the OP Merger. The aggregate amount of indebtedness that FelCor OP must maintain pursuant to this Section 3.3(d) (the "Required Indebtedness") shall be equal to the aggregate amount of the Recourse Borrowing that the Guaranteeing MeriStar OP Unit Holders agree to reimburse FelCor.

     The Required Indebtedness shall be reduced to the extent that Guaranteeing MeriStar OP Unit Holders redeem any of the FelCor OP Units that they received in the OP Merger in exchange for FelCor Common Stock or for cash, or otherwise dispose of any of such FelCor OP Units (the FelCor OP Units that are so redeemed or disposed of are referred to herein as "Stepped-Up Basis Units"). In such a case, the Required Indebtedness shall be reduced by an amount equal to the original Required Indebtedness prior to any reduction multiplied by a fraction equal to (i) the portion of the Cash Consideration received by the Guaranteeing MeriStar OP Unit Holders that is allocable to the Stepped-Up Basis Units redeemed or transferred immediately prior to the reduction of the Required Indebtedness, divided by (ii) the Cash Consideration received by the Guaranteeing MeriStar OP Unit Holders.

     FelCor OP shall indemnify the Guaranteeing MeriStar OP Unit Holders against any and all federal and state income tax liability (including interest and penalties), plus reasonable attorney's fees (if any), of the Guaranteeing MeriStar OP Unit Holders that are directly related to the recognition of gain by such Guaranteeing MeriStar OP Unit Holders due to FelCor OP's breach of its obligation to maintain debt pursuant to this Section 3.3(d); provided, however, that FelCor OP shall not indemnify the Guaranteeing MeriStar OP Unit Holders against any federal and state income tax liability associated with the receipt of an indemnification payment pursuant to this Section 3.3(d).

     (e) With respect to each Guaranteeing MeriStar OP Unit Holder, FelCor OP covenants and agrees that, until the earlier of (i) five years after the closing of the OP Merger and (ii) the date on such Guaranteeing MeriStar OP Unit Holder no longer owns at least 50% of the FelCor OP Units issued to him in the OP Merger, FelCor OP will not sell, assign, transfer, distribute, or otherwise dispose of the MeriStar OP Units formerly owned by such Guaranteeing MeriStar OP Unit Holder (the "Contributed Assets"), or any successor asset or assets acquired by FelCor OP in exchange for such MeriStar OP Units in a non-taxable transaction ("Successor Assets"), in a transaction that would result in the allocation of taxable income or gain by FelCor OP to the Guaranteeing MeriStar OP Unit Holder under Code section 704(c). Nothing in this Section 3.3(e) shall prevent FelCor OP or one or more of its affiliates from (i) pledging or encumbering any of the Contributed Assets or Successor Assets, as applicable,
(ii) assigning, transferring, or otherwise disposing of the Contributed Assets or Successor Assets, as applicable, to a subsidiary, or (iii) engaging in a merger, consolidation, other reorganization or liquidation, as long as such action or transaction does not result in the allocation of taxable income or gain to the Guaranteeing MeriStar OP Unit Holders under Code section 704(c). FelCor OP shall indemnify the Guaranteeing MeriStar OP Unit Holders against any and all federal and state income tax liability (including interest and penalties), plus reasonable attorney's fees (if any), of the Guaranteeing MeriStar OP Unit Holders that are directly related to the recognition of gain by such Guaranteeing MeriStar OP Unit Holders due to FelCor OP's breach of its obligation not to dispose of the Contributed Assets or Successor Assets, as applicable, pursuant to this Section 3.3(e); provided, however, that FelCor OP shall not indemnify the Guaranteeing MeriStar OP Unit Holders against any federal and state income tax liability associated with the receipt of an indemnification payment pursuant to this Section 3.3(e).

     3.4 CLOSING AND EFFECTIVENESS. The closing (the "OP Transactions Closing") of the Initial Contribution, the OP Merger and the Subsequent Contributions (collectively, the "OP Transactions") shall take place at the same time and place as the Closing. All of the documents and transactions relating to the OP Transactions Closing shall be deemed to be part of the Closing. The OP Transactions shall be conditioned upon prior effectiveness of the Merger and shall be effective immediately following the Effective Time of the Merger. At the OP Transactions Closing, MeriStar OP and FelCor Mergesub shall execute the Certificate of Merger (the "OP Merger Articles") in the form attached hereto as Exhibit "B," which certificate shall then be filed with the Delaware Secretary of State.

     3.5 EFFECTS OF OP MERGER. The OP Merger shall have the effects set forth in the DRULPA and DLLCA.

     3.6 CERTIFICATE OF LIMITED PARTNERSHIP AND PARTNERSHIP AGREEMENT. The certificate of limited partnership of MeriStar OP as in effect immediately prior to the Effective Time (the "MeriStar OP Certificate") shall be the certificate of limited partnership of the Surviving Partnership. The limited partnership agreement of MeriStar OP as amended and restated in a form reasonably satisfactory to the parties (the "Restated MeriStar OP Partnership Agreement") shall be the limited partnership agreement of the Surviving Partnership after completion of the transactions contemplated by this Article 3, until thereafter amended as provided by applicable law or therein. The Restated MeriStar OP Partnership Agreement and the MeriStar OP Certificate shall be amended in connection with the Subsequent Contributions to reflect the change in general partner from MeriStar to Successor MeriStar OP General Partner. The limited partnership agreement of FelCor OP as amended and restated in a form reasonably satisfactory to the parties (the "Restated Partnership Agreement") shall be the limited partnership agreement of FelCor OP after completion of the transactions contemplated by this Article 3, until thereafter amended as provided by applicable law or therein.

     3.7  EFFECT OF THE OP MERGER ON PARTNERSHIP INTERESTS.

     (a) Common Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of MeriStar Common Units, each outstanding MeriStar Common Unit, other than those held by FelCor or FelCor OP, shall be converted into the right to receive (i) the number of FelCor Common Units equal to the Exchange Ratio, and (ii) cash in an amount equal to the Cash Consideration, without interest.

     (b) Class B Units of MeriStar OP. As of the effectiveness of the OP Merger, there shall be no holders of the partnership interests in MeriStar OP known as "Class B Units" (herein called "MeriStar Class B Units").

     (c) Class C Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "Class C Units" (herein called "MeriStar Class C Units"), each outstanding MeriStar Class C Unit shall be converted into the right to receive (i) the number of units of partnership interest in FelCor OP known as "Series C Preferred Units" (herein called "FelCor Series C Units") equal to the Exchange Ratio, and (ii) cash in an amount equal to the Cash Consideration, without interest.

     (d) Class D Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "Class D Units" (herein called "MeriStar Class D Units"), each outstanding MeriStar Class D Unit shall be converted into the right to receive one unit of partnership interest in FelCor OP known as "Series D Preferred Units" (herein called "FelCor Series D Units").

     (e) POP Units of MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the partnership interests in MeriStar OP known as "Profits-Only Partnership Units" (herein called "MeriStar POP Units"), each outstanding MeriStar POP Unit that is Vested (as defined below) shall be converted into the right to receive (i) the number of FelCor Common Units equal to the Exchange Ratio and (ii) cash in an amount equal to the Cash Consideration, without interest. The term "Vested" means those MeriStar POP Units that are fully vested and not subject to forfeiture as of the Effective Time, assuming the Merger was completed, under the respective Restricted Unit Agreements (as defined in the MeriStar Profits-Only Operating Partnership Units Plan (the "POP Unit Plan")) dated effective as of March 29, 2000 and April 16, 2001 between MeriStar, MeriStar OP and each of the respective holders of such MeriStar POP Units. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of any holder of the POP Units, each outstanding MeriStar POP Unit that is not Vested shall be cancelled and cease to exist, and no consideration shall be issued or delivered in exchange therefor.

     (f) Interests of FelCor in MeriStar OP. As of the effectiveness of the OP Merger, by virtue of the OP Merger and without any action on the part of FelCor and FelCor OP, all MeriStar Common Units and the MeriStar GP Interest owned by FelCor or FelCor OP in MeriStar OP as a result of the Merger or the Initial Contribution shall remain outstanding and shall not be otherwise cancelled or converted.

     (g) Effect on MeriStar OP Units. All MeriStar Common Units (other than those held by FelCor or FelCor OP), MeriStar Class B Units, MeriStar Class C Units, MeriStar Class D Units, and MeriStar POP Units (collectively, the "MeriStar OP Units") shall automatically be canceled and reissued to FelCor OP. The pre-OP Merger holders of record of each such MeriStar OP Unit shall thereafter have only the right to receive, upon making the deliveries required by Section 3.8(a), such number of whole FelCor Common Units, FelCor Series C Units, and FelCor Series D Units (collectively the "New FelCor OP Units"), and certificates representing such FelCor OP Units, into which such MeriStar OP Units were converted in accordance with Section 3.7(a)-(e) plus any applicable Cash Consideration, without interest. The holders of such MeriStar OP Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such MeriStar OP Units except as otherwise provided herein or by law. No fractional New FelCor OP Units shall be issued, and, in lieu thereof, a cash payment, without interest, shall be made pursuant to
Section 3.8(c).

     3.8  ISSUANCE OF NEW CERTIFICATES FOR FELCOR OP UNITS.

     (a) Delivery Procedures. As soon as practicable after the effectiveness of the OP Merger, FelCor OP shall mail to each holder of record of a MeriStar OP Unit (a "MeriStar OP Unit Holder"), other than FelCor or FelCor OP, a ratification and joinder agreement (a "Ratification Agreement") by which the MeriStar OP Unit Holder ratifies and agrees to be bound by the Restated Partnership Agreement, waives any rights they have under their exchange rights agreements with MeriStar and MeriStar OP, and is admitted as a limited partner in FelCor OP as a holder of the respective New FelCor OP Units which the MeriStar OP Unit Holder is entitled to receive by virtue of the OP Merger. The Ratification Agreement to be executed by holders of MeriStar POP Units will also contain a waiver of any rights they have under the agreements by which their POP Units were granted or under the POP Unit Plan. Without limitation to the rights under Section 3.8(b), upon delivery to FelCor OP of a duly executed Ratification Agreement, together with such other customary documents as FelCor OP may require, the MeriStar OP Unit Holder shall be entitled to receive, with respect to such MeriStar OP Units (i) a certificate or certificates representing that number of whole New FelCor OP Units which such MeriStar OP Unit Holder has the right to receive pursuant to Section 3.7, (ii) a check in payment of the Cash Consideration, if any, without interest, which such MeriStar OP Unit Holder has the right to receive pursuant to Section 3.7, and (iii) a check in payment of the cash in lieu of fractional New FelCor OP Units, without interest, which such holder is entitled to receive pursuant to Section 3.8(c). FelCor OP shall cause all FelCor OP Units issued pursuant to the OP Merger to be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

     (b) Distributions After Effective Time. No distributions declared or made after the Effective Time with respect to New FelCor OP Units with a record date after the Effective Time shall be paid to any MeriStar OP Unit Holder with respect to New FelCor OP Units until such MeriStar OP Unit Holder executes and delivers to FelCor OP a Ratification Agreement. Subject to the effect of unclaimed property, escheat and other applicable laws, following delivery to FelCor OP of any such Ratification Agreement, in addition to the consideration required by Section 3.7, there shall be paid to the holder of the certificates representing whole New FelCor OP Units issued in consideration therefor, without interest, (i) at the time of such delivery, the amount of distributions with a record date after the Effective Time theretofore paid with respect to such whole New FelCor OP Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to delivery and a payment date subsequent to delivery payable with respect to such whole New FelCor OP Units.

     (c) No Fractional FelCor OP Units. Notwithstanding any other provision hereof, no fractional New FelCor OP Units will be issued in connection with the OP Merger. In lieu of issuance of a fractional New FelCor OP Unit, FelCor OP shall pay each MeriStar OP Unit Holder who would otherwise be entitled to receive a fraction of a New FelCor OP Unit, an amount in cash, without interest, equal to the Market Price determined as of the Closing Date multiplied by the fraction of a New FelCor OP Unit to which such holder would otherwise be entitled.

     (d) Withholding Rights. FelCor OP shall be entitled to deduct and withhold from the consideration otherwise payable under Section 3.7 to any holder of MeriStar OP Units, such amounts as FelCor OP is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by FelCor OP, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the MeriStar OP Units, in respect of which such deduction and withholding was made by FelCor OP."

          9. Section 7.6(b) of the Merger Agreement shall be amended to read in its entirety as follows:

             (b) Promptly after the Effective Time, FelCor shall comply with and pay the severance and bonus arrangements of former MeriStar and MeriStar OP employees, as described on Schedule 7.6(b) to the MeriStar Disclosure Letter, except with respect to (i) employees who do not continue in good faith to perform their duties as employees through the Closing Date and
        (ii) employees who are employed with the Surviving Corporation or MeriStar Hotels & Resorts or their Subsidiaries with substantially the same compensation and duties applicable to such employees as of May 9, 2001; provided that FelCor shall pay prorated bonuses for the 2001 year to employees described in clause (ii) above.

          10. The parties agree to amend Section 9.5 of the Merger Agreement to add at the end thereof the following sentence: "The parties agree that the conditions set forth in Section 8.1 (f), (g) and (h) may not be waived."

          11. Schedule 1.6(a) to the Merger Agreement is amended to read in its entirety as set forth in the Schedule 1.6(a) attached hereto.

          12. The FelCor Parties, jointly and severally, represent and warrant to the MeriStar Parties with respect to FelCor Mergesub as follows:

             (a) FelCor Mergesub is a limited liability company duly organized and validly existing under the laws of the State of Delaware and has conducted no business and will conduct no business prior to the Closing. FelCor OP is the record and beneficial owner of all of the issued and outstanding membership interests of FelCor Mergesub, free and clear of all Liens. Copies of the organizational documents and operating agreement for FelCor Mergesub have been previously delivered to the MeriStar Parties.

             (b) FelCor Mergesub is not a party to any other agreement, document or contract.

             (c) There are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which FelCor Mergesub is a party or by which it is bound obligating it to issue, deliver or sell, or cause to be issued, delivered or sold, any ownership interests in FelCor Mergesub or obligating it to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There is no outstanding obligation of FelCor Mergesub to repurchase, redeem or otherwise acquire any ownership interest in it.

             (d) All membership interests in FelCor Mergesub have been duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive rights.

             (e) FelCor Mergesub has no debts or other obligations.

             (f) FelCor Mergesub has the requisite power to enter into this First Amendment and to consummate the OP Merger. The execution and delivery of this First Amendment and the consummation of the Merger have been duly authorized by all necessary action on the part of FelCor Mergesub. This First Amendment has been duly executed and delivered by FelCor Mergesub and constitutes a valid and binding obligation of FelCor Mergesub, enforceable against FelCor Mergesub in accordance with and subject to its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

             (g) FelCor Mergesub has not elected, and will not elect, to be taxed as a corporation for federal income tax purposes under Treasury Regulations Section 301.7701-3(c).

          12. Any capitalized terms not defined in this First Amendment shall have the meaning assigned to them in the Merger Agreement.

          13. The Merger Agreement, as amended hereby, shall continue in full force and effect.

     IN WITNESS WHEREOF, the FelCor Parties, the MeriStar Parties and FelCor Mergesub have caused this First Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

ATTEST:                                                     FELCOR LODGING TRUST INCORPORATED, a Maryland
                                                            corporation

By: /s/ SCARLETT RAY                                        By: /s/ LAWRENCE D. ROBINSON
-------------------------------------------------           -------------------------------------------------
                                                            Name:  Lawrence D. Robinson
                                                            Title:   Executive Vice President and General Counsel

                                                            FELCOR LODGING LIMITED PARTNERSHIP, a Delaware
                                                            limited partnership

                                                            By: FelCor Lodging Trust Incorporated, its general
                                                                partner

By: /s/ SCARLETT RAY                                        By: /s/ LAWRENCE D. ROBINSON
-------------------------------------------------           -------------------------------------------------
                                                            Name:  Lawrence D. Robinson
                                                            Title:   Executive Vice President and General Counsel

ATTEST:                                                     MERISTAR HOSPITALITY CORPORATION, a Maryland
                                                            corporation

By: /s/ STEPHEN T. LAWRENCE                                 By: /s/ CHRISTOPHER L. BENNETT
-------------------------------------------------           -------------------------------------------------
                                                            Name:  Christopher L. Bennett
                                                            Title:   Vice President, Legal and Secretary


                                                            MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P., a
                                                            Delaware limited partnership

                                                            By: MeriStar Hospitality Corporation , its general
                                                                partner

By: /s/ STEPHEN T. LAWRENCE                                 By: /s/ CHRISTOPHER L. BENNETT
-------------------------------------------------           -------------------------------------------------
                                                            Name:  Christopher L. Bennett
                                                            Title:   Vice President, Legal and Secretary

ATTEST:                                                     FELCOR MERGESUB, L.L.C.

By: /s/ SCARLETT RAY                                        By: /s/ LAWRENCE D. ROBINSON
-------------------------------------------------           -------------------------------------------------
                                                            Name:  Lawrence D. Robinson
                                                            Title:   Executive Vice President and General Counsel

                                SCHEDULE 1.6(a)

                       DIRECTORS OF SURVIVING CORPORATION

CLASS I (TERMS EXPIRING IN 2004)

     - Melinda J. Bush

     - Charles A. Ledsinger, Jr.

     - Robert H. Lutz, Jr.

     - Michael D. Rose

     - Paul W. Whetsell

CLASS II (TERMS EXPIRING IN 2002)

     - Thomas J. Corcoran, Jr.

     - Thomas A. McChristy

     - Donald J. McNamara

     - Richard C. North

CLASS III (TERMS EXPIRING IN 2003)

     - Richard S. Ellwood

     - Richard O. Jacobson

     - Charles N. Mathewson

     - Steven D. Jorns

                        FORM OF REIMBURSEMENT AGREEMENT

                          EXHIBIT A TO FIRST AMENDMENT

                            REIMBURSEMENT AGREEMENT

     THIS REIMBURSEMENT AGREEMENT (this "Agreement") is entered into as of
October   , 2001, by and among those limited partners of MeriStar Hospitality
Operating Partnership, L.P., a Delaware limited partnership ("MeriStar OP"), who execute this agreement as reimbursors (the "Reimbursors"), on the one hand, and FELCOR LODGING TRUST INCORPORATED, a Maryland corporation ("FelCor" or the "Reimbursee"), on the other hand.

                                    RECITALS

     A. Pursuant to an Agreement and Plan of Merger, dated as of May 9, 2001 (as amended by the First Amendment to Agreement and Plan of Merger dated as of August 16, 2001, the "Merger Agreement"), among FelCor and FelCor Lodging Limited Partnership, a Delaware limited partnership ("FelCor OP"), on the one hand, and MeriStar Hospitality Corporation, a Maryland corporation ("MeriStar"), and MeriStar OP, on the other hand, MeriStar is merging with and into FelCor, and a subsidiary of FelCor OP is merging with and into MeriStar OP (the "OP Merger"). In the OP Merger, the limited partners of MeriStar OP ("MeriStar OP Limited Partners"), other than FelCor and its subsidiaries, will exchange their interests in MeriStar OP ("MeriStar OP Units") for interests in FelCor OP ("FelCor OP Units") and, where applicable, cash (the "Cash Consideration").

     B. Promptly following the effectiveness of the OP Merger and the Subsequent Contributions (as defined in the Merger Agreement), FelCor OP is incurring a borrowing that is a recourse liability within the meaning of Treasury Regulations section 1.752-1(a)(1) (the "Recourse Borrowing") and is using the proceeds thereof to pay the Cash Consideration due to the MeriStar OP Limited Partners in the OP Merger. Pursuant to the Merger Agreement, FelCor OP is providing to each MeriStar OP Limited Partner who is entitled to receive Cash Consideration in the OP Merger the opportunity to agree to reimburse FelCor, as a co-obligor whose obligation is equivalent to a guaranty, with respect to a portion of its repayment obligation with respect to the Recourse Borrowing up to the amount of Cash Consideration to which such MeriStar OP Limited Partner is entitled as a result of the OP Merger.

     C. Pursuant to the Merger Agreement, to the extent that a MeriStar OP Limited Partner agrees to reimburse FelCor with respect to a portion of its repayment obligation with respect to the Recourse Borrowing, FelCor OP will maintain outstanding at least the portion of the Recourse Borrowing (or the same portion of any replacement or additional recourse indebtedness) that the Reimbursor has agreed to reimburse (above and beyond any amount of FelCor OP's indebtedness that previously has been guaranteed or agreed to be reimbursed by
parties other than the Reimbursor) until the earlier of (i) October   , 2006 or
(ii) the date on which the Reimbursor has redeemed or otherwise disposed of all of its FelCor OP Units received in the OP Merger.

     D. The aggregate amount of indebtedness that FelCor OP must maintain (the "Required Indebtedness") is equal to the aggregate amount of the Recourse Borrowing that the Reimbursors agree to reimburse FelCor. Pursuant to the Merger Agreement, the Required Indebtedness will be reduced to the extent that the Reimbursors redeem any of the FelCor OP Units that they receive in the OP Merger in exchange for FelCor common stock or cash, or otherwise dispose of any of such FelCor OP Units (the FelCor OP Units that are so redeemed or disposed of are referred to herein as "Stepped-Up Basis Units"). In such a case, the Required Indebtedness will be reduced by an amount equal to the original Required Indebtedness prior to any reduction multiplied by a fraction equal to (i) the portion of the Cash Consideration received by the Reimbursors that is allocable to the Stepped-Up Basis Units redeemed or transferred immediately prior to the reduction of the Required Indebtedness, divided by (ii) the Cash Consideration received by the Reimbursors.

     E. Pursuant to the Merger Agreement, to the extent that a MeriStar OP Limited Partner agrees to reimburse FelCor with respect to a portion of its repayment obligation with respect to the Recourse Borrowing, FelCor OP will not sell, assign, transfer, distribute, or otherwise dispose of the MeriStar OP Units formerly owned by such Reimbursor (the "Contributed Assets"), or any successor asset or assets acquired by FelCor OP in exchange for such MeriStar OP Units in a non-taxable transaction ("Successor Assets"), in a transaction that would result in the allocation of taxable income or gain by FelCor OP to the Reimbursor under section 704(c) of the Internal Revenue Code of 1986, as amended
(the "Code"), until the earlier of (i) October   , 2006 or (ii) the date on
which such Reimbursor no longer owns at least 50% of the FelCor OP Units issued to such Reimbursor in the OP Merger, provided that this restriction will not prevent FelCor OP from (A) pledging or encumbering any of the Contributed Assets or Successor Assets, as applicable, (B) assigning, transferring, or otherwise disposing of the Contributed Assets or Successor Assets, as applicable, to a subsidiary, or (C) engaging in a merger, consolidation, other reorganization, or liquidation, as long as such action or transaction does not result in the allocation of taxable income or gain to a Reimbursor under Code section 704(c).

     F. Pursuant to that certain Seventh Amended and Restated Credit Agreement, dated as of July 26, 2001 (the "Credit Agreement"), by and among FelCor, FelCor OP, the financial institutions party thereto (the "Lenders"), and The Chase Manhattan Bank, as administrative agent for the Lenders, the Lenders have extended the Recourse Borrowing to FelCor OP. The Recourse Borrowing is evidenced by Promissory Notes dated July 26, 2001, in the aggregate original principal amount of $615 million (the "Notes"). The Notes are unsecured.

     G. FelCor is the sole general partner of FelCor OP and is a co-obligor with respect to the Recourse Borrowing, which is a recourse obligation of FelCor OP and the Reimbursee.

     H. The Reimbursors have agreed to reimburse the Reimbursee up to a certain amount in the event (i) the Lenders have exhausted their remedies against FelCor OP's assets and the assets of any person or entity that enters into a guaranty with respect to the Recourse Borrowing (collectively, the "Future Guarantors"), excluding (A) persons who previously have executed bottom dollar guarantees with respect to the Recourse Borrowing (the "Prior Guarantors" and, together with the Future Guarantors, the "Other Guarantors") and (B) the Reimbursee and its subsidiaries, and (ii) the Reimbursee has demanded payment from any other person or entity that enters into a reimbursement agreement with the Reimbursee (collectively, the "Future Reimbursors"), excluding (A) the Reimbursors and (B) persons who previously have executed bottom dollar reimbursement agreements with respect to the Recourse Borrowing (the "Prior Reimbursors" and, together with the Future Reimbursors, the "Other Reimbursors"), and the Reimbursee must pay, directly or indirectly, to the Lenders (or bear the economic risk of loss for) any portion of the Required Indebtedness. The amount for which each Reimbursor has agreed to reimburse the Reimbursee is set forth on the signature page for that Reimbursor. The aggregate amount for which the Reimbursee may be reimbursed pursuant to this Agreement is referred to herein as the "Reimbursable Amount."

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Reimbursors and the Reimbursee hereby agree as follows:

                                   AGREEMENT

     1. Term.  This Agreement shall terminate on October   , 2006; provided,
however, this Agreement shall terminate (a) as to any Reimbursor twelve months after the taxable disposition by such Reimbursor of all of such Reimbursor's FelCor OP Units received in the OP Merger, provided that no demand for payment has been made by the Reimbursee on such Reimbursor before the expiration of such twelve-month period and (b) as to a Reimbursor who is an individual, upon the death of such Reimbursor, provided that no demand for payment has been made by the Reimbursee on such Reimbursor before such Reimbursor's death.

     2. Reimbursement Obligations. The Reimbursors, severally and in proportion to each Reimbursor's respective share of the Reimbursable Amount (as described in Section 3 hereof), but not jointly, hereby agree to reimburse the Reimbursee for the amount that the Reimbursee must pay with respect to the Recourse Borrowing (or bear the economic risk of loss for); provided, however, that (i) the amount that each Reimbursor is required to pay pursuant to this Agreement shall in no event exceed its respective share of the Reimbursable Amount and
(ii) the Reimbursors shall be required to pay the Reimbursable Amount only to the extent that the Reimbursee does not otherwise recover (or is relieved of paying as a result of recoveries by the Lenders) an amount at least equal to the Reimbursable Amount (excluding, for this purpose, recoveries attributable to the guarantee or reimbursement obligations of Prior Guarantors and Prior Reimbursors) after (A) the Lenders have exhausted their remedies against FelCor OP's assets and the assets of any Future Guarantors and (B) the Reimbursee has demanded payment from any Future Reimbursors. The Reimbursors' obligations set forth in this Section 2 shall be referred to herein as the "Reimbursement Obligations."

     3. Respective Shares of Reimbursable Amount. Each Reimbursor's respective share of the Reimbursable Amount is set forth on the signature page hereto for that Reimbursor.

     4. Modification of Reimbursable Amount. (a) The Reimbursable Amount shall not be reduced by any regularly scheduled amortization payments made under the documents evidencing or securing the Recourse Borrowing (the "Loan Documents"), or by any Extraordinary Payments (as defined in this Section 4). For purposes of this Section 4, the term "Extraordinary Payment" shall mean any payment made to the Lenders to reduce the principal amount of the Recourse Borrowing other than regularly scheduled amortization payments, including, without limitation: (i) any partial prepayment of the Recourse Borrowing; (ii) any award by a governmental or quasi-governmental entity by reason of a taking of all or any portion of FelCor OP's property, or any interest therein, in condemnation or by exercise of the power of eminent domain or by an agreement in lieu thereof, to the extent applied in reduction of the Recourse Borrowing; and (iii) any insurance proceeds, or the amount thereof remaining after repair of damage to FelCor OP's property caused by fire or other casualty, to the extent applied in reduction of the Recourse Borrowing.

     (b) FelCor will not permit any Future Guarantor or Future Reimbursor to enter into a guaranty agreement or reimbursement agreement with FelCor with respect to its repayment obligation on the Recourse Borrowing (or any replacement or additional recourse indebtedness of FelCor OP) after the date of this agreement unless the amount of the Recourse Borrowing (or any replacement or additional recourse indebtedness of FelCor OP) is at least equal to the Reimbursable Amount plus the amount guaranteed or agreed to be reimbursed by all Other Guarantors and Other Reimbursors.

     5. Reimbursement Procedures. Any reimbursement made under this Agreement shall be made no later than 90 days after a Reimbursor's receipt of a written request by the Reimbursee stating the amount of the Reimbursement Obligations and setting forth a detailed calculation of the amount requested that lists the efforts undertaken to recover the Reimbursable Amount from sources that must be pursued prior to calling upon the Reimbursement Obligations of the Reimbursees pursuant to Section 2 hereof and the amounts collected therefrom. If a claim under this Agreement is not paid in full by a Reimbursor within 90 days after a written request for payment has first been received by the Reimbursor, the Reimbursee may at any time thereafter bring an action against the Reimbursor to recover the Reimbursor's unpaid amount of the claim.

     6. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes any and all previous agreements among the Reimbursors and the Reimbursee, whether written or oral, respecting the subject matter hereof and thereof. This Agreement may not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

     7. Amendments; Governing Law. This Agreement may not be waived, modified, or amended except by an agreement in writing signed by the Reimbursors and the Reimbursee. The respective rights and obligations of the Reimbursors and the Reimbursee shall be governed by and construed in accordance with the laws of the State of Texas.

     8. Section Headings. The section headings in this Agreement are included for convenience only and are not a part of, nor shall be used in construing, this Agreement.

     9. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Reimbursors and the Reimbursee, their respective successors and assigns, and the Lenders, who are intended to be third-party beneficiaries of this Agreement and will have a direct claim against the Reimbursors with respect to the Reimbursors' obligations pursuant to this Agreement. Except for the Reimbursors, the Reimbursee, their respective successors and assigns, and the Lenders, no other person shall be entitled to the benefits of this Agreement or to rely hereon. Upon the dissolution or liquidation of a Reimbursor (the "Predecessor Reimbursor"), the successors, assigns, and/or distributees of the Predecessor Reimbursor shall, without the necessity of obtaining the consent or approval of the Reimbursee, assume or otherwise undertake the Reimbursement Obligations of the Predecessor Reimbursor, and shall enter into and deliver to the Reimbursee an agreement wherein such successors, assigns, and/or distributees assume the Reimbursement Obligations of the Predecessor Reimbursor under this Agreement, in order to satisfy all or any portion of the Reimbursement Obligations of the Predecessor Reimbursor. If one or more, but not all, of the successors, assigns, and/or distributees elect to assume or otherwise undertake their respective shares of the Reimbursement Obligations of the Predecessor Reimbursor, then all those making such election shall be severally liable for their respective shares of the Predecessor Reimbursor's respective share of the Reimbursable Amount, as determined pursuant to Section 4 hereof. Upon the merger of any Reimbursor with another entity, the surviving entity shall, without the necessity of obtaining the consent or approval of the Reimbursee, assume or otherwise undertake the Reimbursement Obligations of the target entity and shall enter into and deliver to the Reimbursee an agreement wherein such surviving entity assumes the Reimbursement Obligations of the target entity under this Agreement, in order to satisfy all or any portion of the Reimbursement Obligations of the target entity.

     10. Severability. If this Agreement would be held or determined to be void, invalid, or unenforceable by reason of the amount of the Reimbursors' liability under this Agreement, then, notwithstanding any other provision of this Agreement to the contrary, the maximum amount of the liability of the Reimbursors under this Agreement shall, without any further action by the Reimbursors, the Reimbursee, or any other person, be automatically limited and reduced to an amount that is valid and enforceable.

     11. No Subrogation. The Reimbursors hereby waive all rights of subrogation or contribution that they may have against the Reimbursee and FelCor OP, whether arising by contract or operation of law by reason of any payment pursuant hereto.

     12. Notices. All notices or other communications hereunder shall be in writing and shall be sent by: (a) overnight courier service or United States Express Mail against receipt; or (b) Certified Mail, Return Receipt Requested, postage prepaid. Notices shall be deemed given two business days after being sent if sent by overnight courier service or United States Express Mail or five business days after being sent if sent by Certified Mail. Notices to a party shall be sent to its or his address set forth opposite its or his signature on the signature page for such party or to such other address as shall be stated in a notice similarly given.

     13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     14. Binding Agreement. This Agreement shall be binding between the Reimbursee and each Reimbursor who executes a signature page to this Agreement.

     IN WITNESS WHEREOF, each party hereto, either directly or through its officer thereunto duly authorized, has duly executed this Agreement as of the day and year first above written.

                                            REIMBURSORS:

                                            [name]
                                            [address]
                                            [share of reimbursable amount]

                 [separate signature page for each Reimbursor]

                                            REIMBURSEE:

                                            FELCOR LODGING TRUST
                                            INCORPORATED,
                                            a Maryland corporation
                                            545 E. John Carpenter Frwy., Suite
                                            1300
                                            Irving, Texas 75062
                                            Attention: Lawrence D. Robinson,
                                            Esq.
                                            Fax No.: (972) 444-4949

                                            By:
                                              ----------------------------------
                                                Lawrence D. Robinson,
                                                Executive Vice President

                                                                      APPENDIX B

(DEUTSCHE BANC ALEX. BROWN LETTERHEAD)
May 9, 2001

Board of Directors
FelCor Lodging Trust Incorporated
545 East John Carpenter Freeway
Suite 1300
Irving, TX 75062

Lady and Gentlemen:

     Deutsche Banc Alex. Brown Inc. ("DBAB") has acted as financial advisor to FelCor Lodging Trust Incorporated ("Client") in connection with the proposed acquisition of MeriStar Hospitality Corporation (the "Company") pursuant to the Agreement and Plan of Merger, dated as of May 9, 2001 (the "Merger Agreement"), among Client, a Maryland corporation, and FelCor Lodging Limited Partnership, a Delaware limited partnership ("FelCor OP" and together with Client, the "FelCor Parties"), on the one hand, and the Company, a Maryland corporation, and MeriStar Hospitality Operating Partnership L.P., a Delaware limited partnership ("MeriStar OP" and together with Company, the "MeriStar Parties"), on the other hand, which provides, among other things, for the merger of the Company with and into Client (the "Merger") and the merger of MeriStar OP with and into FelCor OP (the "OP merger") and together with the Merger, (the "Transaction"). As set forth more fully in the Merger Agreement, as a result of the Merger, each share of the Common Stock, par value $0.01 per share, of the Company ("Company Common Stock") not owned directly or indirectly by the Company or Client will be converted into the right to receive (i) cash in the amount of $4.60 and (ii)
0.784 of one fully paid and nonassessable share of common stock par value $0.01 per share, of FelCor (together, the "Merger Consideration"). As a result of the OP Merger, the partnership interests in MeriStar OP will be converted into partnership interests in FelCor OP or a combination of partnership interests in FelCor OP and cash, as provided in the Merger Agreement. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested DBAB's opinion, as investment bankers, as to the fairness, from a financial point of view, to Client of the Merger Consideration payable to the holders of Company common stock.

     In connection with DBAB's role as financial advisor to Client, and in arriving at its opinion, DBAB has reviewed certain publicly available financial and other information concerning the Company and Client and certain internal analyses and other information furnished to it by the Company and Client. DBAB has also held discussions with members of the senior managements of the Company and Client regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, DBAB has (i) reviewed the reported prices and trading activity for Company Common Stock and Client Common Stock, (ii) compared certain financial and stock market information for the Company and Client with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     DBAB has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Client, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB has assumed and relied upon the accuracy and completeness of all such information and DBAB has not conducted a physical

FelCor Lodging Trust Incorporated
May 9, 2001
Page  2

inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Client. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Client and the Company to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to DBAB and used in its analyses, DBAB has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Client, as the case may be, as to the matters covered thereby. In rendering its opinion, DBAB expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. DBAB's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, DBAB has assumed that, in all respects material to its analysis, the representations and warranties of the FelCor Parties, and the MeriStar Parties contained in the Merger Agreement are true and correct, the FelCor Parties and the MeriStar Parties will each perform all of the covenants and agreements to be performed by them under the Merger Agreement and all conditions to the obligations of each of the FelCor Parties and the MeriStar Parties to consummate the Transaction will be satisfied without any waiver thereof. DBAB has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either FelCor or MeriStar is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on FelCor or MeriStar or materially reduce the contemplated benefits of the Transaction to FelCor.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of Client and is not a recommendation to the stockholders of Client to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to Client of the Merger Consideration payable to the holders of Company common stock, and DBAB expresses no opinion as to the merits of the underlying decision by Client to engage in the Transaction.

     DBAB will be paid a fee for its services as financial advisor to Client in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Client and the Company or their affiliates. One or more members of the DB Group have agreed to provide financing to Client in connection with the Merger. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Client and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is DBAB's opinion as investment bankers that the Merger Consideration payable to the holders of Company Common Stock is fair, from a financial point of view, to Client.

                                            Very truly yours,

                                            DEUTSCHE BANC ALEX. BROWN INC.

                                                                      APPENDIX C

                                [JPMORGAN LOGO]

May 9, 2001

The Board of Directors
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300
Irving, TX 75062-3933

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to FelCor Lodging Trust Inc. (the "Company") of the consideration to be paid by the Company in the proposed merger (the "Merger") of the Company with MeriStar Hospitality Corporation (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger, dated as of May 9, 2001 (the "Agreement"), between the Company and the Merger Partner, the Merger Partner will merge with and into the Company, with the Company being the surviving corporation, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the "Merger Partner Common Stock"), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates, will be converted into the right to receive $4.60 per share in cash and 0.784 shares of the Company's common stock, par value $0.01 per share (the "Company Common Stock"). We understand that concurrent with the Merger, the Company and the Merger Partner will effect a merger of MeriStar Hospitality Operating Partnership (the "MeriStar OP") with and into FelCor Lodging Limited Partnership (the "FelCor OP"), with the FelCor OP being the survivor, and each outstanding partnership interest in MeriStar OP will be converted into the right to receive $4.60 in cash and 0.784 partnership interests in FelCor OP. Class D units of the MeriStar OP, however, will be convertible one-for-one into units of FelCor OP.

     In arriving at our opinion, we have (i) reviewed a draft of the Agreement dated May 9, 2001; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Synergies"); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Merger Partner and the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the consideration to be paid in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

     We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. Please be advised that we are administrative agent for the Company's revolving credit facility, and have in the past acted as the Company's lead agent for various corporate debt facilities, corporate bonds, and asset-level debt securities (i.e. CMBS). In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by the Company in the proposed Merger is fair, from a financial point of view, to the Company.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES, INC.

/s/ J.P. MORGAN SECURITIES, INC.

J.P. Morgan Securities, Inc.

                                                                      APPENDIX D

(LETTERHEAD OF SALOMON SMITH BARNEY INC.)

May 9, 2001

The Board of Directors
MeriStar Hospitality Corporation
1010 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of MeriStar Hospitality Corporation ("MeriStar") of the Merger Consideration (defined below) provided for in the Agreement and Plan of Merger, dated as of May 9, 2001 (the "Merger Agreement"), by and among FelCor Lodging Trust Incorporated ("FelCor"), FelCor Lodging Limited Partnership ("FelCor OP"), MeriStar and MeriStar Hospitality Operating Partnership, L.P. ("MeriStar OP"). As more fully described in the Merger Agreement, (i) MeriStar will be merged with and into FelCor (the "Merger") and
(ii) each outstanding share of the common stock, par value $0.01 per share, of MeriStar ("MeriStar Common Stock") will be converted into the right to receive
(x) $4.60 in cash without interest (the "Cash Consideration") and (y) 0.784 of a share of the common stock, par value $0.01 per share, of FelCor ("FelCor Common Stock" and, the number of shares of FelCor Common Stock into which shares of MeriStar Common Stock will be so converted, together with the Cash Consideration, the "Merger Consideration"). The Merger Agreement also provides that, concurrently with the Merger, MeriStar OP will merge with and into FelCor OP (the "OP Merger" and, together with the Merger, the "Transaction").

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of MeriStar and certain senior officers and other representatives and advisors of FelCor concerning the businesses, operations and prospects of MeriStar and FelCor. We examined certain publicly available business and financial information relating to MeriStar and FelCor as well as certain financial forecasts and other information and data for MeriStar and FelCor which were provided to or otherwise discussed with us by the managements of MeriStar and FelCor, including certain information relating to the potential strategic implications and operational benefits anticipated by the managements of MeriStar and FelCor to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of MeriStar Common Stock and FelCor Common Stock; the historical and projected operating data of MeriStar and FelCor; and the financial condition and capitalization of MeriStar and FelCor. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of MeriStar and FelCor. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of MeriStar and FelCor that

(LETTERHEAD OF SALOMON SMITH BARNEY INC.)

The Board of Directors
MeriStar Hospitality Corporation
May 9, 2001
Page  2

such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of MeriStar and FelCor as to the future financial performance of MeriStar and FelCor and the potential strategic implications and operational benefits anticipated to result from the Transaction. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement. We also have assumed, with your consent, that the Merger will be treated as a reorganization for federal income tax purposes. We further have assumed, with your consent, that MeriStar and FelCor were organized and have operated in conformity with the requirements for qualification as a real estate investment trust ("REIT") for federal income tax purposes and that the Transaction will not adversely affect the REIT status or operations of MeriStar or FelCor. We are not expressing any opinion as to what the value of the FelCor Common Stock actually will be when issued in the Transaction or the prices at which the FelCor Common Stock will trade or otherwise be transferable at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of MeriStar or FelCor nor have we made any physical inspection of the properties or assets of MeriStar or FelCor. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of MeriStar. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for MeriStar or the effect of any other transaction in which MeriStar might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to MeriStar in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon delivery of this opinion. We and our affiliates in the past have provided, and are currently providing, services to MeriStar and its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and will receive compensation. We and our affiliates also in the past have provided services to FelCor unrelated to the proposed Transaction, for which services we and our affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of MeriStar and FelCor for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with MeriStar, FelCor and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of MeriStar in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction or as to any other matters relating to the Transaction.

(LETTERHEAD OF SALOMON SMITH BARNEY INC.)

The Board of Directors
MeriStar Hospitality Corporation
May 9, 2001
Page  3

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of MeriStar Common Stock.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.
SALOMON SMITH BARNEY INC.